Form 10-K, Exhibit 13
period 1994-06-30
BEARINGS INC /OH/
filed 1994-09-26
CIK 109563

                                                                EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                                Bearings, Inc. and Subsidiaries

YEAR ENDED JUNE 30, 1994 VS 1993
Sales in 1994 increased 13% to a record $936.3 million from 1993 sales of $831.4 million. The increase in sales was principally due to volume increases and the acquisition of Mainline Industrial Distributors, Inc. (Mainline). Further, net income for the fiscal year ended June 30, 1994 improved 42% over the prior year.
        Gross margin (net sales less cost of sales) as a percent of sales was 26.9% in 1994 and 26.2% in 1993. The gross margin percentage improved in fiscal 1994 due to more focused purchasing strategies and favorable LIFO cost adjustments. During 1994, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidation included the effect of a change in the application of the LIFO method of calculating inventory. This new method determines the Company's LIFO inventory pools by class of product rather than the operating company. (See Note 3 to the Consolidated Financial Statements).
        Selling, distribution and administrative expenses as a percent of sales were 23.9% in 1994 and 23.8% in 1993. During fiscal 1994, the Company incurred increased expenses due to a new sales commission program for account representatives and a new incentive program for sales management, increased advertising costs due to additional marketing programs, costs associated with the acquisition of Mainline and the accelerated vesting of performance accelerated restricted stock (PARS) based upon the price performance of the Company's common stock during the year.
        The number of associates rose to 4,066 at June 30, 1994 from 3,986 at June 30, 1993.
        Interest expense for 1994 increased by 15% as a result of the issuance of $80 million of long-term debt in December of 1992 and repayment of previously existing short-term debt. As long-term interest rates are higher than short-term interest rates, interest expense has increased. The increased expense was partially offset by net interest earned under interest rate swap agreements and lower average borrowings during the year.
        Income tax expense as a percentage of income before income taxes was 41.4% in 1994. The effective tax rate was greater than the federal statutory rate primarily due to state and local income taxes and non-deductible expenses.

YEAR ENDED JUNE 30, 1993 VS 1992
Results for the fiscal year ended June 30, 1993 were significantly improved over the prior year. The Company returned to profitability after reporting a loss in the previous year which included a restructuring charge of $7.8 million. (See Note 9 to the Consolidated Financial Statements).
        Sales in 1993 of $831.4 million increased 1.7% from 1992 levels primarily due to price increases. Gross margin (net sales less cost of sales) as a percent of sales was 26.2% in 1993 and 25.7% in 1992. The gross margin percentage in fiscal 1993 was higher due to favorable LIFO cost adjustments resulting from lower inventory levels and a strengthening of selling prices coupled with minimal increases in costs. (See Note 3 to the Consolidated Financial Statements).
        Selling, distribution and administrative expenses as a percent of sales were 23.8% in 1993 and 24.2% in 1992. During fiscal 1993, the Company incurred increased expenses for incentive programs due to improved performance and for associate training. Salaries and other compensation expense decreased as a result of a reduction in the number of associates to 3,986 at June 30, 1993 from 4,050 at June 30, 1992. Also, during 1993 consulting fees decreased due to completion of data processing enhancements and health care expenses declined due to lower claims and implementation of new managed health care programs.
        Interest expense for 1993 decreased by 21% due to lower short-term interest rates, lower average indebtedness, and favorable interest rate swap agreements. These were offset in part by higher fixed interest costs incurred

- - --------------------------------------10---------------------------------------

                                                Bearings, Inc. and Subsidiaries

from borrowings under Senior Unsecured Term Notes.
        Incomes tax expense as a percentage of income before income taxes was 41.9% in 1993. The effective tax rate was greater than the federal statutory rate primarily due to state and local income taxes and non-deductible expenses.

LIQUIDITY AND WORKING CAPITAL
The Company continued to provide significant amounts of cash by generating $30.5 million and $18.9 million from operating activities in 1994 and 1993, respectively.
        Cash flow from operations depends primarily upon generating operating income and controlling the investment in inventory and receivables. The Company's growth in accounts receivable and inventory in 1994 was necessary to service the increased sales volume. Further, in 1994 the Company had a substantial increase in net income.
        Investments in property totaled $16.6 million and $13.6 million in 1994 and 1993, respectively. These capital expenditures were primarily made for upgrading branch facilities, acquisition of data processing equipment, vehicles and real estate.
        Working capital at June 30, 1994, was $144.6 million compared to $130.9 million at June 30, 1993. The current ratio was 2.4 at June 30, 1994 and 1993.

CAPITAL RESOURCES
Capital resources are obtained from income retained in the business, indebtedness under the Company's lines of credit and long-term debt and, to a lesser extent, from operating lease arrangements. Average combined short-term and long-term borrowing was $103.0 million in 1994 and $107.7 million in 1993. Effective interest rates on short-term borrowings were 4.0% in both 1994 and 1993. The Company has short-term lines of credit totaling $95 million. The Company had $19.8 million of borrowings under these short-term lines of credit at June 30, 1994.
        The Company is obligated for rental payments for operating leases on 165 of its 352 branch, distribution center and other operating locations. See
Note 8 to the Consolidated Financial Statements for annual rental commmitments. As of June 30, 1994, the Company has Board authorization to acquire up to 263,000 shares of its common stock in open market or negotiated transactions depending on market conditions.
        Management expects that capital resources provided from operations, available lines of credit, and long-term debt will be sufficient to finance normal working capital needs, capital expenditure programs, and the purchase of additional Bearings, Inc. common stock. Management also believes that additional long-term debt and line of credit financing could be obtained if desired.

OTHER MATTERS
The 1990 agreement for the acquisition of King Bearing included specific indemnification of Bearings, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 100 company with stockholders' equity exceeding three billion dollars at June 30, 1994. A $32.4 million judgement relating to this lawsuit was rendered against King in June 1992. As further explained in Note 10 to the Consolidated Financial Statements, management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company due to the indemnification and guarantee.

- - -------------------------------------11----------------------------------------

STATEMENTS OF

CONSOLIDATED INCOME
(Thousands, except per share amounts)                                           Bearings, Inc and Subsidiaries
                                                                                 Year Ended June 30
                                                                      ----------------------------------------
                                                                        1994            1993            1992
                                                                      --------        --------        --------
NET SALES                                                             $936,254        $831,432        $817,813
                                                                      --------        --------        --------
COST AND EXPENSES
     Cost of Sales                                                     684,213         613,246         607,443
     Selling, Distribution and administrative                          224,224         197,665         197,835
     Restructuring charge                                                                                7,832
                                                                      --------        --------        --------
                                                                       908,437         810,911         813,110
                                                                      --------        --------        --------
OPERATING INCOME                                                        27,817          20,521           4,703
                                                                      --------        --------        --------
INTEREST EXPENSE                                                         6,385           5,546           6,985
INTEREST INCOME                                                           (225)           (382)           (407)
                                                                      --------        --------        --------
                                                                         6,160           5,164           6,578
                                                                      --------        --------        --------
INCOME (LOSS) BEFORE INCOME TAXES                                       21,657          15,357          (1,875)
                                                                      --------        --------        --------
INCOME TAX EXPENSE (BENEFIT)
     Federal                                                             7,172           5,365            (178)
     State and Local                                                     1,798           1,065             (31)
                                                                      --------        --------        --------
                                                                         8,970           6,430            (209)
                                                                      --------        --------        --------
NET INCOME (LOSS)                                                     $ 12,687        $  8,927        $ (1,666)
                                                                      ========        ========        ========
NET INCOME (LOSS) PER SHARE                                           $   1.68        $   1.23        $   (.24)
                                                                      ========        ========        ========


See notes to consolidated Financial Statements.



CONSOLIDATED

BALANCE SHEETS

(Amounts in thousands)                                                                              Bearings, Inc. and Subsidiaries

                                                                                                    June 30
                                                                              ---------------------------------------------------
                                                                                  1994                                   1993
                                                                              ------------                          -------------
ASSETS
  Current assets
        Cash and temporary investments                                       $    10,935                            $      4,634
        Accounts receivable, less allowance of
                $1,900 and $2,000                                                129,798                                 112,971
        Inventories                                                              106,233                                  95,015
        Other current assets                                                       2,278                                   8,613
                                                                              ----------                            ------------
  Total current assets                                                           249,244                                 221,233
                                                                              ----------                            ------------
  Property - at cost
        Land                                                                      11,642                                  11,265
        Buildings                                                                 54,889                                  52,001
        Equipment                                                                 66,906                                  66,479
                                                                              ----------                            ------------
                                                                                 133,437                                 129,745
        Less accumulated depreciation                                             53,318                                  49,695
                                                                              ----------                            ------------

  Property - net                                                                  80,119                                  80,050
                                                                              ----------                            ------------

  Other assets                                                                    14,156                                  14,652
                                                                              ----------                           -------------
        TOTAL ASSETS                                                         $   343,519                           $     315,935
                                                                             ===========                           =============
LIABILITIES
  Current Liabilities
        Notes payable                                                        $    19,805                           $      22,678
        Accounts payable                                                          50,937                                  37,678
        Compensation and related benefits                                         21,508                                  18,770
        Other accrued liabilities                                                 12,389                                  11,247
                                                                             -----------                           -------------
  Total current liabilities                                                      104,639                                  90,373
  Long-term debt                                                                  80,000                                  80,000
  Deferred income taxes                                                            3,370                                   5,706
  Other liabilities                                                                5,019                                   4,916
                                                                            ------------                          --------------
        TOTAL LIABILITES                                                         193,028                                 180,995
                                                                            ------------                          --------------
SHAREHOLDERS' EQUITY
  Preferred stock - no par value; 2,500
        shares authorized; none issued or
        outstanding
  Common stock - no par value; 30,000 shares
        authorized; 9,303 shares issued                                           10,000                                  10,000
  Additional paid-in capital                                                       6,962                                   6,710
  Income retained for use
        in the business                                                          165,807                                 155,908
  Less 1,757 and 1,984 treasury shares -
        at cost                                                                  (32,278)                                (35,489)
  Less unearned restricted common stock
        compensation                                                                                                      (2,189)
                                                                            ------------                            ------------
        TOTAL SHAREHOLDERS' EQUITY                                               150,491                                 134,940
                                                                            ------------                            ------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $    343,519                            $    315,935
                                                                            ============                            ============

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED

CASH FLOWS

(Amounts in thousands)                                                                          Bearings, Inc. and Subsidiaries

                                                                                     Year Ended June 30
                                                                   -------------------------------------------------------
                                                                     1994                    1993                   1992
                                                                   --------                --------               --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                $ 12,687                $  8,927               $ (1,666)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
      Depreciation                                                   13,586                  12,766                 12,586
      Deferred income taxes                                           2,448                   3,507                 (1,504)
      Provision for losses on accounts receivable                     1,418                   2,190                  2,496
      (Gain)/loss on sale of property                                  (775)                    225                    688
      Amortization of restricted common stock
        compensation and goodwill                                     2,779                     580                    267
      Treasury shares contributed to employee benefit plans           1,510                     856                    733
      Changes in current assets and liabilities:
        Accounts receivable                                         (14,344)                 (5,207)                (8,270)
        Inventories                                                  (2,042)                  6,676                  9,488
        Other current assets                                            885                   1,049                    609
        Accounts payable and accrued expenses                         9,810                 (14,273)                15,573
        Other-net                                                     2,547                   1,611                    269
                                                                   --------                --------               --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            30,509                  18,907                 31,269
                                                                   --------                --------               --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property purchases                                                (16,585)                (13,600)               (20,444)
  Proceeds from property sales                                        4,901                   3,160                  2,680
  Other                                                                (519)                 (1,170)                (3,998)
                                                                   --------                --------               --------
NET CASH USED IN INVESTING ACTIVITIES                               (12,203)                (11,610)               (21,762)
                                                                   --------                --------               --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings (repayments) under:
    Line-of-credit agreements:
      Maturities three months or less-net                            (5,321)                (87,322)                22,884
      Maturities greater than three months:
        Borrowings                                                                           60,000                125,000
        Repayments                                                                          (60,000)              (152,000)
    Long-term debt                                                                           80,000
  Dividends paid                                                     (4,739)                 (4,640)                (4,533)
  Purchase of treasury shares                                        (1,945)
                                                                   --------                --------               --------
NET CASH USED IN FINANCING ACTIVITIES                               (12,005)                (11,962)                (8,649)
                                                                   --------                --------               --------
Increase (decrease) in cash and temporary investments                 6,301                  (4,665)                   858
Cash and temporary investments at beginning of year                   4,634                   9,299                  8,441
                                                                   --------                --------               --------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR                      $ 10,935                $  4,634               $  9,299
                                                                   ========                ========               ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes                                                     $  3,697                $  2,288               $    539
  Interest                                                         $  5,928                $  4,935               $  6,988

See notes to consolidated financial statements.



STATEMENTS OF CONSOLIDATED

SHAREHOLDERS' EQUITY

For the Years Ended June 30, 1994, 1993, and 1992

(Amounts in thousands)
                                 Shares of                                Income                         Unearned
                                  Common                 Additional      Retained       Treasury        Restricted      Total
                                  Stock         Common    Paid-in       for Use in       Shares-       Common Stock   Shareholders'
                                Outstanding      Stock    Capital      the Business     at Cost        Compensation     Equity
- - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1991            7,057        $10,000    $6,483        $157,906       $(40,186)                       $134,203
   Net Loss                                                                (1,666)                                        (1,666)
   Cash dividends-
      $.64 per share                                                       (4,533)                                        (4,533)
   Treasury shares issued for:
        401(k) Savings Plan
        contribution                  34                      124                          609                               733
      Exercise of stock options       13                       29                          241                               270
   Other                                                                     (177)                                          (177)
- - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992           7,104         10,000     6,636         151,530      (39,336)                          128,830
  Net income                                                                8,927                                          8,927
  Cash dividends-
     $.64 per share                                                        (4,640)                                        (4,640)
  Treasury shares issued for:
        401(k) Savings Plan
        contribution                  44                       86                          770                               856
     Exercise of stock options        30                      (19)                         543                               524
     Restricted common stock
        awards                       140                       (2)                       2,505           $(2,503)
     Other                             1                        9                           29                                38
   Amortization of restricted
     common stock compensation                                                                               314             314
   Other                                                                       91                                             91
- - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993
   As previously reported          7,319         10,000     6,710         155,908      (35,489)           (2,189)        134,940
   Pooling of interests with
     Mainline Industrial
     Distributors                    196                   (1,353)          1,876        3,542                             4,065
- - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AS RESTATED                7,515         10,000     5,357         157,784      (31,947)            (2,189)       139,005
   Net income                                                              12,687                                         12,687
   Cash dividends-
     $.64 per share                                                        (4,739)                                        (4,739)
   Purchase of common
     stock for treasury              (59)                                               (1,945)                           (1,945)
   Treasury shares issued for:
        401(k) Savings Plan
        contribution                  56                      503                        1,007                             1,510
        Exercise of stock options     13                       74                          237                               311
        Restricted common stock
           awards                     13                       53                          233               (286)
        Other                          8                       64                          137                               201
   Amortization of restricted
     common stock compensation                                911                                           2,475          3,386
   Other                                                                       75                                             75
- - ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994           7,546       $10,000     $6,962        $165,807     $(32,278)          $      0       $150,491
====================================================================================================================================
See notes to consolidated  financial statements.

                                      15

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Years Ended June 30, 1994, 1993, and 1992
(Dollar amounts in thousands,
except per share amounts)               Bearings, Inc. and Subsidiaries

1. BUSINESS AND ACCOUNTING POLICIES
BUSINESS. The Company's principal business is the sale and distribution of bearings, mechanical and electrical drive systems, industrial rubber products, fluid power transmission components, and specialty maintenance and repair products. The Company does not manufacture the products it sells.
CASH EQUIVALENTS. The Company considers all temporary investments with maturities of three months or less to be cash equivalents for purposes of the statements of consolidated cash flows.
CONSOLIDATION. The consolidated financial statements include the accounts of Bearings, Inc. and its wholly-owned subsidiaries Bruening Bearings, Inc., Dixie Bearings, Incorporated, King Bearing, Inc. and for the year ended June 30, 1994, Mainline Industrial Distributors, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.
GOODWILL is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill, net of accumulated amortization, of $4,752 and $4,524 at June 30, 1994 and 1993, respectively, is included in other assets in the accompanying consolidated balance sheets and is being amortized on a straight-line basis over periods ranging from 15 to 20 years.
INVENTORIES are valued at the lower of cost or market, using the last-in, first-out (LIFO) method.
DEPRECIATION of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets.
NET INCOME PER SHARE is computed using the weighted average number of common shares outstanding for the period. Net income per share has not been adjusted for the effect of stock options as the dilutive effect would be less than 3% for each year.
CONSOLIDATED CASH FLOWS PRESENTATION. The statement of consolidated cash flows for the year ended June 30, 1994 is presented using the indirect method of reporting cash flows from operating activities. The presentation of the statements of consolidated cash flows for fiscal years 1993 and 1992 have been changed to the indirect method to be consistent with fiscal 1994.
ACCOUNTING CHANGES. For the year ended June 30, 1994, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards (SFAS) No. 109 (see Note 5) and its application of the LIFO method used to determine inventory amounts for financial reporting purposes (see Note 3).

2. BUSINESS COMBINATION
On March 10, 1994, the Company exchanged 196,000 shares of Bearings, Inc. common stock for Mainline Industrial Distributors, Inc., a high quality applied technology distributor of drive systems, rubber products and bearings. The business combination was accounted for as a pooling of interests. The Company's 1994 consolidated financial statements include Mainline's results of operations for the entire fiscal year. The prior years' consolidated financial statements have not been restated because the effects are not material.

Net sales and net income for the separate companies prior to the acquisition are as follows:

                            Nine Months Ended
                             March 31, 1994
                              (Unaudited)
                       --------------------------
                       Bearings          Mainline
                       --------          --------
Net Sales              $663,841           $24,899
Net Income                7,369               229

Acquisition costs of $700 were charged to expense in 1994 and included legal and accounting fees, consulting fees and benefit-related costs.

3. INVENTORIES
For the year ended June 30, 1994, the Company changed its application of the last-in, first-out (LIFO) method used to determine inventory amounts for financial reporting purposes. This change revised the Company's LIFO pools to establish Company-wide inventory pools for each of the major classes of products. Previously, the LIFO inventory pools were established by legal entity, rather than by class of product. Management believes that using inventory pools grouped by product is more consistent with how the Company currently manages its operations and will more accurately measure the effects of changes in inventory levels and costs.
          The cumulative effect on previous years from this change in LIFO pools is not determinable. This change in LIFO pools reduced cost of sales and increased net income and net income per share by $3,344, $1,894, and $.25, respectively, for the year ended June 30, 1994. These effects are incorporated in the LIFO liquidation effects discussed below.
CURRENT COST. At the end of the last two fiscal years, the current cost of inventories exceeded the LIFO cost as follows:

                                          June 30,
                               ------------------------------
                                 1994                   1993
                                 ----                   ----
LIFO cost                      $106,233               $ 95,015
Excess of current cost over
  LIFO cost                      86,429                 96,718
                               --------               --------
Current cost                   $192,662               $191,733
                               ========               ========

LIFO LIQUIDATION. During the years ended June 30, 1994 and 1993, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations, including the effect of the accounting change discussed above, reduced cost of sales and increased net income and net income per share by $6,784, $3,841, and $.51 per share, respectively, during 1994 and $4,714, $2,749 and $.38 per share, respectively, during 1993. The effects of LIFO liquidations during 1992 were not material.

4. NOTES PAYABLE AND LONG-TERM DEBT
NOTES PAYABLE. The Company has $95,000 of short-term lines of credit which provide for payment of interest at various interest rate options, none of which are in excess of the banks' prime rate at interest determination dates. Borrowings under these lines of credit totaled $19,805 at June 30, 1994. The remaining unused lines available for short-term borrowings at June 30, 1994 were $75,195.

LONG-TERM DEBT. The Company has $80,000 of long-term Senior Unsecured Term Notes at a fixed interest rate of 7.82%. Interst is payable quarterly. The principal amount is to be paid in fourteen equal semi-annual installments beginning in June 1996. These notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 1994, the most restrictive of these covenants required that the Company maintain a minimum tangible net worth of $104,646. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its long-term debt is less than its carrying value at June 30, 1994 by $1,100.
          During 1994, the Company received net proceeds from termination of its three year interest rate swap agreements previously held. The Company also entered into a new two year interest rate swap agreement with a major bank that effectively converts $40,000 of its fixed rate borrowings into variable rate obligations. Under this agreement the Company makes payments at variable rates based on LIBOR, as determined at quarterly intervals, and receives payments at fixed interest rates. Net interest earned under these agreements reduced interest expense. The interest rate swap agreement has no carrying value. The Company's estimated cost to terminate the agreement as of June 30, 1994 was $300.

5. INCOME TAXES
For the year ended June 30, 1994, the Company changed its method of accounting for income taxes from the deferred method used in prior years to the liability method, as required by SFAS No. 109, "Accounting for Income Taxes." As permitted by SFAS No. 109, the Company has elected not to restate the financial statements of any prior year. There was no significant cumulative effect on the Statements of Consolidated Income for adopting SFAS No. 109.

PROVISION. The provision (benefit) for income taxes consists of:

                                LIABILITY METHOD    Deferred Method    Deferred Method
          Year ended June 30          1994               1993               1992
          ----------------------------------------------------------------------------

Current                              $6,522             $2,923            $ 1,295
Deferred                              2,448              3,507             (1,504)
                                     ------             ------             ------
Total                                $8,970             $6,430             $ (209)
                                     ======             ======             ======

Prior to the change in accounting methods, the net tax effects giving rise to deferred amounts were:

                                                       Year Ended June 30,
                                                 1993                       1992
                                               -----------------------------------
Accrued restructuring charge                    $1,238                    $(1,159)
Accrued vacation                                  (146)                        44
Inventory obsolescence                           1,448                       (859)
Depreciation                                       144                        222
Allowance for doubtful accounts                    343                       (304)
Other                                              480                        552
                                                ------                    -------
Total                                           $3,507                    $(1,504)
                                                ======                    =======





EFFECTIVE TAX RATES. A reconciliation between the federal statutory income tax rate (benefit) and the Company's effective tax rate is:

                                LIABILITY METHOD     Deferred Method     Deferred Method
   Years ended  June 30               1994                1993               1992
                                ------------------------------------------------------
Statutory tax rate                   35.0%                34.0%            (34.0)%
Effects of:
   State and local income taxes       5.4                  4.6              (1.1)
   Non-deductible expenses            1.8                  2.1              18.2
   Alternative minimum tax                                 0.4               5.6
   Other, net                        (0.8)                 0.8               0.2
                                     -----               -----             -----
Effective tax rate                   41.4%                41.9%            (11.1)%
                                     =====               =====             =====


BALANCE SHEET. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets (liabilities) as of June 30, 1994 are as follows:

                                                        June 30, 1994
                                                        -------------
Depreciation and differences in property bases            $(5,443)
Inventory                                                  (8,394)
Compensation liabilities not currently deductible           3,791
Reserves not currently deductible                           1,968
Goodwill                                                    1,389
Tax loss/credit carryforwards                                 393
Other                                                         686
Valuation allowance                                          (211)
                                                          -------
Net deferred tax liability                                $(5,821)
                                                          =======


   Net deferred tax liabilities associated with current items of $2,451 at June 30, 1994 are included in other accrued liabilities in the Consolidated Balance Sheets.
   The valuation allowance was established due to the Company's estimation that certain state income tax loss carryforwards may expire unused.

6. STOCK INCENTIVE PLANS
The Company may grant stock options under the 1990 Long-Term Performance Plan (the "1990 Plan"). Outstanding options issued under the Company's 1982 Stock Option Plan continue to be exercisable until expiration. Options become exercisable at times determined by the Executive Organization and Compensation Committee of the Board of Directors (the "Committee") at the date of grant. Options may include stock appreciation rights that entitle the holder to receive shares of stock or cash, at the discretion of the Committee, equal to the difference between the value of the shares covered by the option on the date of exercise less the option price for such shares. The 1990 Plan also provides for granting of stock awards, cash awards, and such other awards or combination thereof as the Committee may determine. The number of shares of Common Stock which may be awarded in each fiscal year under the 1990 Plan is two percent (2%) of the total number of shares of Common Stock outstanding on the first day of each year for which the plan is in effect. Common Stock available for distribution under the 1990 Plan, but not distributed, may be carried over to the following year.

    During fiscal 1994 accelerated vesting occurred for all 153,000 shares of Performance Accelerated Restricted Stock (PARS) awarded to officers and other key associates during fiscal 1994 and 1993 under the 1990 Plan. Pursuant to the PARS agreements, recipients were entitled to receive dividends and have voting rights on their respective shares prior to vesting. The PARS vested either after a period of six years or earlier upon achievement of certain return on asset objectives or minimum stock price levels. The aggregate fair market value of the restricted stock was considered unearned compensation at the time of grant. Unearned common stock compensation reduced consolidated shareholders' equity and was amortized over the vesting period or upon acceleration of vesting. With the accelerated vesting of all outstanding PARS during 1994, all remaining unearned compensation was recorded as an expense. The expense recorded in 1994 exceeded by $2,010 the annual expense which would have been recorded on the basis of six-year amortization.

    The following is a summary of transactions with respect to the stock incentive plans:

                                                                                   Number of Shares
                                                                  -------------------------------------------------
                                                                                                      Available for
                                        Option Price Per Share      Outstanding      Exercisable      Future Grants
                                        ---------------------------------------------------------------------------
Balance at July 1, 1991                                               482,662          189,082           189,305
Additional available from 1990 Plan                                                                      141,132
Became exercisable                                                                     112,332
Canceled upon exercise                     $14.19-$16.89              (75,946)         (75,946)
Granted                                        $20.56                 141,700                           (141,700)
- - -------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992                                              548,416          225,468           188,737
Additional available from 1990 Plan                                                                      142,082
Became exercisable                                                                     130,030
Canceled upon exercise                     $14.19-$20.56              (40,828)         (40,828)
Expired/canceled                           $20.56-$30.00              (25,634)         (24,250)         (188,645)
PARS common stock awards                                                                                (140,000)
- - -------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                                              481,954          290,420             2,174
Additional available from 1990 Plan                                                                      146,382
Became exercisable                                                                     115,050
Cancelled upon exercise                    $14.19-$30.00              (98,795)         (98,795)
Expired/canceled                           $14.19-$30.00              (20,325)         (16,475)
Granted                                    $21.94-$32.31              119,450                           (119,450)
PARS common stock awards                                                                                 (13,000)
- - -------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                              482,284          290,200            16,106
                                                                      =======          =======            ======


At June 30, 1994 option prices related to the balance outstanding ranged from $14.19 to $32.31 per share.

7. BENEFIT PLANS

QUALIFIED RETIREMENT PLANS. Substantially all associates of the Company are covered by the following defined contribution retirement plans. The Company makes a discretionary contribution to the Employees' Profit-Sharing Trust generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The 401(k) Savings Plan allows participants to contribute up to ten percent of their compensation.
The Company partially matches the participants' contributions. The matching contribution is made with the Company's Common Stock and is determined quarterly using rates based on the Company achieving certain quarterly net income amounts.

        The Company's expense for contributions to the above plans was $2,602, $1,496 and $678 for the years ended June 30, 1994, 1993, and 1992, respectively.

RETIREE MEDICAL BENEFITS. The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company.

        In fiscal 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of such post-retirement benefits over the years the associate provides services and becomes eligible to receive benefits upon retirement. In 1993 the Company accrued an expense of $588 (which, net of income taxes, reduced net income by $352, or $.05 per share) for the accumulated post-retirement benefit obligation. At June 30, 1994 the accumulated post-retirement benefit obligation was $630. The costs recognized for post-retirement benefits under SFAS No. 106 for fiscal 1994 and 1993, and under the previous pay-as-you-go accounting method during 1992, were not material.

SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFIT PLAN (SERP). The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

The funded status of the SERP plan is:
                                                               June 30
                                                   -----------------------------
                                                     1994                1993
                                                   ---------          ---------
Projected benefit obligation                       $  4,446           $  4,376
Unrecognized net transition obligation                 (536)              (980)
Unrecognized net loss                                  (801)              (893)
Unrecognized prior service cost
   minimum liability                                    886              1,520
                                                   --------          ---------

Accrued pension liability, included in
   other liabilities on the Consolidated
   Balance Sheets                                  $  3,727          $   3,641
                                                   ========          =========

Accumulated benefit obligation, fully vested       $  3,727          $   3,641
                                                   ========          =========

                                      21


Periodic pension cost for the SERP consists of:

                                                                      Year ended June 30
                                                        ---------------------------------------------------
                                                         1994                  1993                1992
                                                         ----                  ----                ----
Service cost - benefits earned                          $  91                 $  64               $  24
Interest cost on projected benefit obligation             347                   334                 406
Net amortization and deferral                             483                   388                 370
                                                         ----                  ----                ----
Total                                                   $ 921                 $ 786               $ 800
                                                        =====                 =====               =====

Pension cost and benefit obligations shown above were determined using a discount rate of 8.0% and a rate of increase in compensation levels of 5.5%. At June 30, 1994 there were no assets under the plan. The Company funds the benefits when payments are made to participants.

8. LEASE COMMITMENTS AND RENT EXPENSE

The Company leases certain branch and distribution center facilities and computer equipment under non-cancelable lease agreements. The minimum annual rental commitment under operating leases is $7,517 in 1995; $6,056 in 1996; $4,576 in 1997; $3,832 in 1998; $2,071 in 1999, and $2,950 after 2000.

        Rental cost, principally from leases for real property, vehicles and computer equipment was $10,013 in 1994, $8,527 in 1993, and $11,596 in 1992.

9. RESTRUCTURING CHARGES

During the fourth quarter of fiscal 1992, the Company adopted a restructuring plan which critically evaluated the performance of all facilities and administrative functions to enhance the Company's long-term profitability. The actions related to this plan, which were substantially completed in fiscal 1993, included the reorganization and consolidation of certain branch, distribution center, shop facilities and administrative functions. A restructuring charge of $7,832 was recorded in 1992 for the costs of these actions, including lease termination costs, write-off of property and other assets associated with reorganization or consolidation of facilities, relocation costs and separation costs of terminated associates.

10. LITIGATION

The 1990 agreement for the acquisition of King Bearing included specific indemnification of Bearings, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 100 company with stockholders' equity exceeding three billion dollars at June 30, 1994. A $32,400 judgment relating to this lawsuit was rendered against King in June 1992. The judgment is being strongly contested by counsel retained by the indemnitor on behalf of King, and in September 1992 the trial court granted the motion of King for a new trial as to all but $219 in damages returned by the jury. A notice of appeal was filed by the cross-complainants, and the case is now pending in the California Court of Appeal, Fourth Appellate District. All alleged events relevant to the judgment occurred prior to the Company's purchase of King and the jury found no liability on the part of Bearings, Inc. Due to the indemnification and guarantee, management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company.


                                      22

INDEPENDENT

AUDITORS' REPORT

                                           Bearings, Inc. and Subsidiaries


                                          [ DELOITTE & TOUCHE LLP - LOGO ]



Shareholders and Board of Directors

Bearings, Inc.


We have audited the accompanying consolidated balance sheets of Bearings, Inc. and its subsidiaries (the "Company") as of June 30, 1994 and 1993 and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

        As discussed in Notes 5 and 3 to the consolidated financial statements, in the year ended June 30, 1994, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 and its application of the last-in, first-out (LIFO) method for valuing inventories.



DELOITTE & TOUCHE LLP


Cleveland, Ohio

August 5, 1994


QUARTERLY OPERATING RESULTS

AND MARKET DATA

                                                                                    Bearings, Inc. and Subsidiaries

(UNAUDITED)
(Dollar amounts in thousands, except per share amounts)
                                                                                   Per Common Share
                                                                     -----------------------------------------------
                                                            Net          Net
                                Net         Gross         Income       Income       Cash            Price Range
                               Sales        Profit        (Loss)       (Loss)      Dividend      High          Low
- - ---------------------------------------------------------------------------------------------------------------------
1994
FIRST QUARTER(C)             $222,712      $ 56,672      $ 2,398       $ .32        $.16        $25.25       $21.13
SECOND QUARTER(C)             226,285        61,528        2,314         .31         .16         31.13        25.38
THIRD QUARTER                 239,743        65,498        2,886         .38         .16         37.50        27.75
FOURTH QUARTER                247,514        68,343        5,089         .68         .16         34.00        30.00
                             --------      --------      -------       -----        ----
                             $936,254      $252,041      $12,687       $1.68        $.64
                             ========      ========      =======       =====        ====

1993
First Quarter                $204,175      $ 50,603      $ 1,505       $ .21        $.16        $18.75       $16.75
Second Quarter                198,535        51,587        1,755         .24         .16         23.25        16.88
Third Quarter                 210,789        54,673        2,378         .33         .16         23.50        20.50
Fourth Quarter                217,933        61,323        3,289         .45         .16         24.75        21.38
                             --------      --------      -------       -----        ----
                             $831,432      $218,186      $ 8,927       $1.23        $.64
                             ========      ========      =======       =====        ====

1992
First Quarter                $202,038      $ 51,621      $ 1,037       $ .15        $.16        $23.63       $19.88
Second Quarter                198,639        52,132          381         .05         .16         21.13        18.00
Third Quarter                 208,144        52,081          392         .06         .16         23.25        19.38
Fourth Quarter(B)             208,992        54,536       (3,476)       (.49)        .16         22.63        17.63
                             --------      --------      -------       -----        ----
                             $817,813      $210,370      $(1,666)      $(.24)       $.64
                             ========      ========      =======       =====        ====

(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon avalilable information. Adjustments to actual cost are made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. The physical inventory adjustments in 1994 and 1993 were not material. The physical inventory adjustment in 1992 increased gross profit, net income and net income per share by $1,806; $1,084; and $.15, respectively. Reductions in inventories during the fiscal years ended June 30, 1994 and 1993 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 1994 and 1993 increased annual gross profit by $6,784 and $4,714; annual net income by $3,841 and $2,749 and net income per share by $.51 and $.38, respectively. The effects of LIFO liquidations during 1992 were not material. (See Note 3 of Notes to Consolidated Financial Statements).

(B) Includes a restructuring charge of $7,832 for costs of reorganization and consolidation of certain branch, distribution center and other facilities and administrative functions. Net of applicable income taxes, this charge decreased net income by $4,700 or $.66 per share. (See
    Note 9 of Notes to Consolidated Financial Statements.)

(C) The first two quarters of 1994 have been restated to relect the acquisition of Mainline. (See Note 2 of Notes to Consolidated Financial Statements.)

(D) On September 1, 1994 there were 1,469 shareholders of record. Additionally at June 30, 1994 there were 2,994 participants in the Bearings, Inc. 401(k) Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on September 1, 1994 was $32.25 per share.




                                      25


10 YEAR

SUMMARY

 (Thousands, except per share data and statistics)

                                              1994                  1993                 1992                    1991
- - ------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
   YEAR ENDED JUNE 30
Net sales                                 $  936,254            $  831,432           $  817,813              $  814,000
Operating income                              27,817                20,521                4,703                  17,115
Net income (loss)                             12,687                 8,927               (1,666)                  4,282
Per share data
   Net income (loss)                            1.68                  1.23                 (.24)                     61
   Cash dividend                                 .64                   .64                  .64                     .64

YEAR-END POSITION - JUNE 30
Working capital                           $  144,605            $  130,860           $   41,967             $    54,695
Long-term debt                                80,000                80,000
Total assets                                 343,519               315,935              330,619                 327,939
Shareholders' equity                         150,491               134,940              128,830                 134,203

YEAR-END STATISTICS - JUNE 30
Current ratio                                    2.4                   2.4                  1.2                     1.3
Branches                                         339                   323                  333                     341
Shareholders of record                      1,484(A)                 1,543                1,617                   1,679

(A) In addition there were 2,994 employee participants in the Bearings, Inc. 401(k) Savings Plan.

                                                                 Bearings, Inc. and Subsidiaries

              1990         1989            1988             1987              1986           1985
- - --------------------------------------------------------------------------------------------------


         $  651,271    $ 630,281       $ 542,883        $ 490,995         $  490,249    $  495,529
             25,281       33,463          25,000           13,964              7,591        24,934
             12,201       18,313          14,948            6,247              2,244        11,011

               1.70         2.45            1.89              .71                .25          1.22
                .64          .56            .489             .445               .445          .445


         $   64,091    $  75,134       $  77,606        $ 121,068         $  129,288    $  131,690
                                                           44,750             44,750        44,750
            380,224      251,376         222,957          223,202            231,894       225,082
            135,338      134,848         128,919          125,419            133,912       135,126


                1.3          1.7             1.9              3.5                3.7           4.2
                363          267             266              269                274           275
              1,694        1,358           1,318            1,361              1,476         1,613

                                                                27