Form 10-K405, Exhibit 13
period 1995-06-30
BEARINGS INC /OH/
filed 1995-09-22
CIK 109563

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                                Bearings, Inc. and Subsidiaries

YEAR ENDED JUNE 30, 1995 VS 1994

Sales for 1995 exceeded one billion dollars for the first time in the Company's history. Sales increased to $1,054.8 million from $936.3 million, an increase of 13%. The increase in sales was mainly due to additional volume. Price increases averaged 4% for most product lines over the course of the fiscal year. The Company, in 1995, continued to implement its strategy of selling additional products to its existing customers, as well as better penetration of the market with products beyond the traditional bearing product lines. Results for the fiscal year ended June 30, 1995, continued to improve with net income increasing 33% over the prior year.

        Gross margin (net sales less cost of sales) as a percent of sales was 25.8% in 1995 and 26.9% in 1994. The gross margin percentage decreased in fiscal 1995 due to a reduction in favorable LIFO cost adjustments and delays in passing along certain price increases due to contract timing and the competitive environment.

        Selling, distribution and administrative expenses as a percent of sales were 22.3% in 1995 and 23.9% in 1994. The decrease in expenses as a percent of sales was the result of an active effort to control expenses and the rise in sales volume. In fiscal 1995, the Company incurred higher expenses for hospitalization, and sales commissions paid to account representatives. Expenses decreased due to accelerated vesting in the prior year of performance accelerated restricted stock (PARS).

        The number of associates was 4,080 at June 30, 1995, and 4,066 at June 30, 1994.

        Interest expense for 1995 increased $1.3 million over the prior year. This increase was due, in part, to the higher average interest rates on short-term borrowings. Further, the Company in fiscal 1994 partially offset interest expense by net interest income earned under interest rate swap agreements. In 1995, the Company incurred additional interest expense from the termination of an interest rate swap agreement. (See Note 4 to the Consolidated Financial Statements.)

        Income tax expense as a percent of income before income taxes was 43.0% in 1995. The effective tax rate was greater than the federal statutory rate primarily due to state and local income taxes and non-deductible expenses.

YEAR ENDED JUNE 30, 1994 VS 1993

Sales in 1994 increased 13% to $936.3 million from 1993 sales of $831.4 million. The increase in sales was principally due to volume increases and the acquisition of Mainline Industrial Distributors, Inc. (Mainline). Further, net income for the fiscal year ended June 30, 1994 improved 42% over the prior year.

        Gross margin as a percent of sales was 26.9% in 1994 and 26.2% in 1993. The gross margin percentage improved in fiscal 1994 due to more focused purchasing strategies and favorable LIFO cost adjustments. During 1994, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidation includes the effect of a change in the application of the LIFO method of calculating inventory. This new method determines the Company's LIFO inventory pools by class

Bearings, Inc. and Subsidiaries


of product rather than the operating company. (See Note 3 to the Consolidated Financial Statements.)

        Selling, distribution and administrative expenses as a percent of sales were 23.9% in 1994 and 23.8% in 1993. During fiscal 1994, the Company incurred increased expenses due to a new sales commission program for account representatives, and a new incentive program for sales management, increased advertising costs due to additional marketing programs, costs associated with the acquisition of Mainline and the accelerated vesting of PARS based upon the price performance of the Company's common stock during the year.

        The number of associates was 4,066 at June 30, 1994 and 3,986 at June 30, 1993.

        Interest expense for 1994 increased by 15% as a result of the issuance of $80 million of long-term debt in December 1992 and repayment of previously existing short-term debt. As long-term interest rates were higher than short-term interest rates, interest expense increased. The increased expense was partially offset by net interest earned under interest rate swap agreements and lower average borrowings during the year.

        Income tax expense as a percent of income before income taxes was 41.4% in 1994. The effective tax rate was greater than the federal statutory rate primarily due to state and local income taxes and non-deductible expenses.

LIQUIDITY AND WORKING CAPITAL

The Company generated cash from operating activities in the amount of $13.4 million and $30.5 million in 1995 and 1994, respectively.

        Cash flow from operations depends primarily upon generating operating income and controlling the investment in inventory and receivables. The Company's growth in accounts receivable and inventory in 1995 was necessary to service the increased sales volume, including greater sales of non-bearing products. These decreases in cash from operating activities, plus higher income tax payments, were partially offset by increased operating income in 1995.

        Investments in property totaled $15.1 million in 1995 and $16.6 million in 1994. These capital expenditures were primarily made for building and upgrading branch facilities, acquisition of data processing equipment, and vehicles.

        Working capital at June 30, 1995, was $153.6 million compared to $144.6 million at June 30, 1994. The current ratio was 2.4 at June 30, 1995 and 1994.

                                                Bearings, Inc. and Subsidiaries


CAPITAL RESOURCES

Capital resources are obtained from income retained in the business, indebtedness under the Company's lines of credit and long-term debt and, to a lesser extent, from operating lease arrangements. Average combined short-term and long-term borrowing was $97.9 million in 1995 and $103.0 million in 1994. Effective interest rates on short-term borrowings were 5.9% in 1995 and 4.0% in 1994. The Company has short-term lines of credit totaling $105 million. The Company had $18.6 million of borrowings under these short-term lines of credit at June 30, 1995.

        The Company is obligated for rental payments for operating leases on 164 of its 353 branch, distribution center and other operating locations. (See
Note 8 to the Consolidated Financial Statements for annual rental commitments.)

        Management expects that capital resources provided from operations, available lines of credit, and long-term debt will be sufficient to finance normal working capital needs, capital expenditure programs, and the purchase of additional Bearings, Inc. common stock. Management also believes that additional long-term debt and line of credit financing could be obtained if desired.

OTHER MATTERS

The 1990 agreement for the acquisition of King Bearing included specific indemnification of Bearings, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 500 company with stockholders' equity exceeding $4 billion at June 30, 1995. A $32.4 million judgment relating to this lawsuit was rendered against King in June 1992. As further explained in
Note 9 to the Consolidated Financial Statements, management believes that the outcome of this matter will not have a material adverse affect on the consolidated financial position or results of operations of the Company due to the indemnification and guarantee.

        On July 6, 1995, the Company announced the acquisition of the assets of a two-branch distributor of power transmission equipment, bearings, rubber and electrical products.

                                                                                        STATEMENTS OF
                                                                                        CONSOLIDATED INCOME
Bearings, Inc. and Subsidiaries                                                                                 Year ended June 30,
   [Thousands, except per share amounts]                         1 9 9 5            1 9 9 4              1 9 9 3
-----------------------------------------------------------------------------------------------------------------
NET SALES                                                       $1,054,809         $936,254              $831,432
-----------------------------------------------------------------------------------------------------------------
COST AND EXPENSES

    Cost of sales                                                  783,105          684,213               613,246

    Selling, distribution and administrative                       234,781          224,224               197,665
-----------------------------------------------------------------------------------------------------------------
                                                                 1,017,886          908,437               810,911
-----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                    36,923           27,817                20,521
-----------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                                     7,650            6,385                 5,546

INTEREST INCOME                                                       (386)            (225)                 (382)
-----------------------------------------------------------------------------------------------------------------
                                                                     7,264            6,160                 5,164
-----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                          29,659           21,657                15,357
-----------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE

    Federal                                                         10,630            7,172                 5,365

    State and local                                                  2,120            1,798                 1,065
-----------------------------------------------------------------------------------------------------------------
                                                                    12,750            8,970                 6,430
-----------------------------------------------------------------------------------------------------------------
NET INCOME                                                      $   16,909         $ 12,687            $    8,927
=================================================================================================================
NET INCOME PER SHARE                                            $     2.20         $   1.68            $     1.23
=================================================================================================================

See notes to consolidated financial statements.

 CONSOLIDATED BALANCE SHEETS

  Bearings, Inc. and Subsidiaries                                                                            June 30
     [Amounts in thousands]                                     1 9 9 5                          1 9 9 4
-----------------------------------------------------------------------------------------------------------
ASSETS
   Current assets
      Cash and temporary investments                            $  4,789                        $ 10,935
      Accounts receivable, less allowance of
          $2,300 and $1,900                                      145,680                         129,798
      Inventories                                                112,596                         106,233
      Other current assets                                         2,307                           2,278
-----------------------------------------------------------------------------------------------------------
   Total current assets                                          265,372                         249,244
-----------------------------------------------------------------------------------------------------------
   Property - at cost
      Land                                                        11,783                          11,642
      Buildings                                                   57,365                          54,889
      Equipment                                                   68,926                          66,906
-----------------------------------------------------------------------------------------------------------
                                                                 138,074                         133,437
      Less accumulated depreciation                               58,802                          53,318
-----------------------------------------------------------------------------------------------------------
   Property - net                                                 79,272                          80,119
-----------------------------------------------------------------------------------------------------------
   Other assets                                                   14,587                          14,156
-----------------------------------------------------------------------------------------------------------
          TOTAL ASSETS                                          $359,231                        $343,519
===========================================================================================================
LIABILITIES
   Current liabilities
      Notes payable                                             $ 18,575                        $ 19,805
      Current portion of long-term debt                            5,714
      Accounts payable                                            53,722                          50,937
      Compensation and related benefits                           18,248                          21,508
      Other accrued liabilities                                   15,558                          12,389
-----------------------------------------------------------------------------------------------------------
   Total current liabilities                                     111,817                         104,639
   Long-term debt                                                 74,286                          80,000
   Deferred income taxes                                             918                           3,370
   Other liabilities                                               6,809                           5,019
-----------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                      193,830                         193,028
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500
      shares authorized; none issued or outstanding
   Common stock - no par value; 30,000 shares
      authorized; 9,303 shares issued                             10,000                          10,000
   Additional paid-in capital                                     11,311                           6,962
   Income retained for use in the business                       177,402                         165,807
   Treasury shares - at cost (1,511 and 1,757 shares)            (29,253)                        (32,278)
   Shares held in trust for deferred compensation plans           (1,426)
   Unearned restricted common stock compensation                  (2,633)
-----------------------------------------------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                             165,401                         150,491
-----------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $359,231                        $343,519
===========================================================================================================
See notes to consolidated financial statements.

                                           STATEMENTS OF CONSOLIDATED CASH FLOWS

Bearings, Inc. and Subsidiaries                                                                                   Year ended June 30
   [Amounts in thousands]                                       1 9 9 5                     1 9 9 4                   1 9 9 3
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $ 16,909                    $ 12,687                  $  8,927
Adjustments to reconcile net income to cash provided by
   (used in) operating activities:
     Depreciation                                                 13,275                      13,586                    12,766
     Deferred income taxes                                        (3,345)                      2,448                     3,507
     Provision for losses on accounts receivable                   1,710                       1,418                     2,190
     (Gain) loss on sale of property                              (1,412)                       (775)                      225
     Amortization of restricted common stock
        compensation and goodwill                                    680                       2,779                       580
     Treasury shares contributed to employee
        benefit plans                                              2,912                       1,510                       856
     Treasury shares contributed to deferred
        compensation plans                                         1,023
     Changes in current assets and liabilities:
        Accounts receivable                                      (16,313)                    (14,344)                   (5,207)
        Inventories                                               (5,075)                     (2,042)                    6,676
        Other current assets                                          (4)                        885                     1,049
        Accounts payable and accrued expenses                      2,548                       9,810                   (14,273)
     Other - net                                                     513                       2,547                     1,611
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         13,421                      30,509                    18,907
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                            (15,055)                    (16,585)                  (13,600)
   Proceeds from property sales                                    4,081                       4,901                     3,160
   Acquisition of businesses, less cash acquired                  (1,852)
   Other                                                            (164)                       (519)                   (1,170)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                            (12,990)                    (12,203)                  (11,610)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Borrowings (repayments) under:
     Line-of-credit agreements:
        Maturities three months or less-net                       (1,230)                     (5,321)                  (87,322)
        Maturities greater than three months:
          Borrowings                                                                                                    60,000
          Repayments                                                                                                   (60,000)
     Long-term debt                                                                                                     80,000
   Exercise of stock options                                       3,924
   Dividends paid                                                 (5,397)                     (4,739)                   (4,640)
   Purchase of treasury shares                                    (3,874)                     (1,945)
---------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                             (6,577)                    (12,005)                  (11,962)
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash
   and temporary investments                                      (6,146)                      6,301                    (4,665)
Cash and temporary investments
   at beginning of year                                           10,935                       4,634                     9,299
---------------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS
   AT END OF YEAR                                               $  4,789                    $ 10,935                  $  4,634
=================================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
   Income taxes                                                 $ 14,827                    $  3,697                  $  2,288
   Interest                                                     $  8,411                    $  5,928                  $  4,935
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY


Bearings, Inc. and Subsidiaries                                                    For the Years ended June 30, 1995, 1994 and 1993
[Amounts in thousands]
                                                           Shares of                                     Income
                                                            Common                     Additional        Retained
                                                            Stock        Common         Paid-In         For Use in
                                                         Outstanding     Stock          Capital        the Business
--------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1992                                 7,104           $10,000         $ 6,636         $151,530
Net income                                                                                                 8,927
Cash dividends - $.64 per share                                                                           (4,640)
Treasury shares issued for:
  401(k) Savings Plan contribution                         44                                86
  Exercise of stock options                                30                               (19)
  Restricted common stock awards                          140                                (2)
  Other                                                     1                                 9
Amortization of restricted common
  stock compensation
Other                                                                                                         91
--------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993
As previously reported                                  7,319            10,000           6,710          155,908
Pooling of interests with
  Mainline Industrial Distributors                        196                            (1,353)           1,876
--------------------------------------------------------------------------------------------------------------------
BALANCE AS RESTATED                                     7,515            10,000           5,357          157,784
Net income                                                                                                12,687
 Cash dividends - $.64 per share                                                                          (4,739)
Purchase of common stock for treasury                     (59)
Treasury shares issued for:
  401(k) Savings Plan contribution                         56                               503
  Exercise of stock options                                13                                74
  Restricted common stock awards                           13                                53
  Other                                                     8                                64
Amortization of restricted common
  stock compensation                                                                        911
Other                                                                                                         75
--------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                                7,546            10,000           6,962          165,807
Net income                                                                                                16,909
Cash dividends - $.70 per share                                                                           (5,397)
Purchase of common stock for treasury                    (120)
Treasury shares issued for:
  401(k) Savings Plan contribution                         93                             1,124
  Exercise of stock options                               150                             1,565
  Restricted common stock awards                           92                             1,232
  Deferred compensation plans                              31                               428
Amortization of restricted common stock compensation
Other                                                                                                         83
--------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                                7,792           $10,000         $11,311         $177,402
====================================================================================================================
 See notes to consolidated financial statements.


                                                                     Shares Held In    Unearned
                                                         Treasury  Trust for Deferred  Restricted      Total
                                                         Shares-      Compensation    Common Stock  Shareholders'
                                                         at Cost         Plans        Compensation     Equity
--------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1992                                 $(39,336)                                       $128,830
Net income                                                                                                 8,927
Cash dividends - $.64 per share                                                                           (4,640)
Treasury shares issued for:
  401(k) Savings Plan contribution                           770                                             856
  Exercise of stock options                                  543                                             524
  Restricted common stock awards                           2,505                        $(2,503)
  Other                                                       29                                              38
Amortization of restricted common
  stock compensation                                                                        314              314
Other                                                                                                         91
---------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993
As previously reported                                   (35,489)                        (2,189)         134,940
Pooling of interests with
  Mainline Industrial Distributors                         3,542                                           4,065
---------------------------------------------------------------------------------------------------------------------
BALANCE AS RESTATED                                      (31,947)                        (2,189)         139,005
Net income                                                                                                12,687
 Cash dividends - $.64 per share                                                                          (4,739)
Purchase of common stock for treasury                     (1,945)                                         (1,945)
Treasury shares issued for:
  401(k) Savings Plan contribution                         1,007                                           1,510
  Exercise of stock options                                  237                                             311
  Restricted common stock awards                             233                           (286)
  Other                                                      137                                             201
Amortization of restricted common stock compensation                                      2,475            3,386
Other                                                                                                         75
---------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                                 (32,278)                             0          150,491
Net income                                                                                                16,909
Cash dividends - $.70 per share                                                                           (5,397)
Purchase of common stock for treasury                     (3,874)                                         (3,874)
Treasury shares issued for:
  401(k) Savings Plan contribution                         1,788                                           2,912
  Exercise of stock options                                2,789                                           4,354
  Restricted common stock awards                           1,727                         (2,959)
  Deferred compensation plans                                595        $(1,023)
Amortization of restricted common stock compensation                                        326              326
Other                                                                      (403)                            (320)
---------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                                $(29,253)       $(1,426)        $(2,633)        $165,401
=====================================================================================================================
See notes to consolidated financial statements.

                                     Notes to Consolidated Financial Statements
                                      Years Ended June 30, 1995, 1994, and 1993
                        (dollar amounts in thousands, except per share amounts)

1. BUSINESS AND ACCOUNTING POLICIES

BUSINESS The Company's principal business is the sale and distribution of bearings, mechanical and electrical drive systems, industrial rubber products, fluid power transmission components, and specialty maintenance and repair products. The Company does not manufacture the products it sells.

CASH EQUIVALENTS The Company considers all temporary investments with maturities of three months or less to be cash equivalents for purposes of the statements of consolidated cash flows.

CONSOLIDATION The consolidated financial statements include the accounts of Bearings, Inc. and its wholly-owned subsidiaries Bruening Bearings, Inc., Dixie Bearings, Incorporated, King Bearing, Inc., and for the years ended June 30, 1995 and 1994, Mainline Industrial Distributors, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

GOODWILL Goodwill is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill, net of accumulated amortization, of $4,554 at June 30, 1995 and $4,752 at June 30, 1994 is included in other assets in the accompanying consolidated balance sheets. Goodwill is amortized on a straight-line basis over 15 to 20 years.

INVENTORIES Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method. As of July 1, 1993, the Company changed its application of the LIFO method used to determine inventory amounts for financial reporting purposes. See Note 3 for further information regarding inventories.

DEPRECIATION Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 30 years and equipment over 3.75 to 8 years.

INCOME TAXES Income taxes in the accompanying financial statements are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for temporary differences between amounts determined for financial reporting purposes and for tax purposes. As of July 1, 1993, the Company changed its method of accounting for income taxes to adopt Statement of Financial Accounting Standards (SFAS) No. 109.

NET INCOME PER SHARE Net income per share is computed using the weighted average number of common shares outstanding for the period. Net income per share has not been adjusted for the effect of stock options as the dilutive effect would be less than 3% for each year.

2 .  BUSINESS COMBINATIONS

During fiscal 1995, the Company made acquisitions of the assets of a distributor of fluid power products, and of a distributor of bearings and drive systems products, for a total of $3,255. The acquisitions of these businesses were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Results of operations for these acquisitions are not material for all years presented. Goodwill recognized in connection with these combinations is being amortized over 15 years.

        In fiscal 1994, the Company exchanged 196,000 shares of Bearings, Inc. common stock for Mainline Industrial Distributors, Inc., a high quality applied technology distributor of drive systems, rubber products and bearings. The business combination was accounted for as a pooling of interests. The Company's 1995 and 1994 consolidated financial statements include Mainline's results of operations for the entire fiscal year. Fiscal 1993 consolidated financial statements were not restated because the effects were not material.

3.   INVENTORIES
CURRENT COST The current cost of inventories exceeded the LIFO cost as follows:

                                                June 30
                                        ---------------------
                                          1995         1994
LIFO cost                               $112,596     $106,233
Excess of current cost
  over LIFO cost                          94,670       86,429
-------------------------------------------------------------
Current cost                            $207,266     $192,662
-------------------------------------------------------------
LIFO LIQUIDATIONS During the years ended June 30,1995, 1994 and 1993, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations, including the effect of the accounting change discussed below, reduced cost of sales and increased net income and net income per share, respectively, by $3,127, $1,692, and $.22 per share during 1995, $6,784, $3,841, and $.51 per share during 1994 and $4,714, $2,749 and $.38 per share during 1993.

OTHER As of July 1, 1993, the Company changed its application of the LIFO method used to determine inventory amounts for financial reporting purposes. This change revised the Company's LIFO pools to establish inventory pools by major class of product. Previously, the LIFO inventory pools were established by legal entity, rather than by class of product. The Company believes that reporting LIFO pools by major class of products generally results in a better matching of current costs with current revenues, and is consistent with how the Company manages its operations. The cumulative effect on previous years from this change in LIFO pools is not determinable. This change in LIFO pools reduced cost of sales and increased net income and net income per share, respectively, by $627, $355, and $.05 for the year ended June 30, 1995 and $3,344, $1,894, and $.25 for the year ended June 30, 1994. These effects are incorporated in the LIFO liquidation effects discussed above.

4.  NOTES PAYABLE AND LONG-TERM DEBT
NOTES PAYABLE The Company has $105,000 of short-term lines of credit which provide for payment of interest at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under these lines of credit totaled $18,575 at June 30, 1995. The weighted average interest rate on short-term borrowing outstanding at June 30, 1995 and 1994 was 6.71% and 5.32%, respectively. The remaining unused lines available for short-term borrowings at June 30, 1995 were $86,425.

LONG-TERM DEBT The Company has $80,000 of long-term Senior Unsecured Term Notes, including $5,714 due during fiscal 1996. Interest is payable quarterly at a fixed interest rate of 7.82%. The principal amount is to be paid in fourteen equal semi-annual installments beginning in June 1996. These notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 1995, the most restrictive of these covenants required that the Company maintain a minimum tangible net worth of $111,410. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its long-term debt is more than its carrying value at June 30, 1995 by $2,000.

        During fiscal 1995, the Company terminated a two year interest rate swap agreement initiated in fiscal 1994. As of June 30, 1995 deferred interest cost of $645 from this termination remains to be amortized to interest expense over the term of the original swap agreement. The Company has no outstanding swap agreements or other derivative instruments at June 30, 1995.


5.   INCOME TAXES
As of July 1, 1993, the Company changed its method of accounting for income taxes from the deferred method used in prior years to the liability method, as required by SFAS No. 109, "Accounting for Income Taxes." As permitted by SFAS No. 109, the Company elected not to restate the financial statements of any prior year. There was no significant cumulative effect on the Statements of Consolidated Income for adopting SFAS No. 109.

PROVISION The provision for income taxes consists of:
                                       Liability     Liability       Deferred
                                        Method        Method          Method
                Year ended June 30       1995          1994            1993
                -------------------------------------------------------------
Current                                $16,095        $6,522          $2,923
Deferred                                (3,345)        2,448           3,507
-----------------------------------------------------------------------------
Total                                  $12,750        $8,970          $6,430
=============================================================================

The exercise of non-qualified stock options during fiscal 1995 resulted in $431 of income tax benefits to the Company related to the difference between the market price at the date of exercise and the option price. These tax benefits are credited directly to additional paid-in capital.

Prior to the change in accounting methods, the net tax effects giving rise to deferred amounts were:

                                                        Year Ended
                                                         June 30,
                                                           1993
                                                        ----------
Accrued restructuring charge                              $1,238
Accrued vacation                                            (146)
Inventory obsolescence                                     1,448
Depreciation                                                 144
Allowance for doubtful accounts                              343
Other                                                        480
------------------------------------------------------------------
Total                                                     $3,507
==================================================================

EFFECTIVE TAX RATES A reconciliation between the federal statutory income tax rate and the Company's effective tax rate is:

                                       Liability     Liability       Deferred
                                        Method        Method          Method
                Year ended June 30       1995          1994            1993
                -------------------------------------------------------------
Statutory tax rate                      35.0%        35.0%             34.0%
Effects of:
  State and local income taxes           4.7          5.4               4.6
  Non-deductible expenses                2.3          1.8               2.1
  Alternative minimum tax                                               0.4
  Other, net                             1.0         (0.8)              0.8
-----------------------------------------------------------------------------
Effective tax rate                      43.0%        41.4%             41.9%
=============================================================================

BALANCE SHEET Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets (liabilities) as of June 30, 1995 and 1994 are as follows:

                                                              June 30
                                                        ---------------------
                                                           1995       1994
Depreciation and differences in property bases          $( 4,771)    $(5,443)
Inventory                                                 (8,180)     (8,394)
Compensation liabilities not currently deductible          4,298       3,791
Reserves not currently deductible                          3,474       1,968
Goodwill                                                   1,502       1,389
Tax loss carryforwards                                       526         393
Other                                                      1,086         686
Valuation allowance                                         (404)       (211)
-----------------------------------------------------------------------------
Net deferred tax liability                               $(2,469)    $(5,821)
=============================================================================

Net current deferred tax liabilities of $1,551 and $2,451 at June 30, 1995 and 1994, respectively, are included in other accrued liabilities in the Consolidated Balance Sheets.

        The valuation allowance results from the Company's estimation that certain state income tax loss carryforwards and other deferred tax assets may not be realized.

6. STOCK INCENTIVE PLANS
The 1990 Long-Term Performance Plan (the "1990 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of Common Stock which may be awarded in each fiscal year under the 1990 Plan is two percent (2%) of the total number of shares of Common Stock outstanding on the first day of each year for which the plan is in effect. Common Stock available for distribution under the 1990 Plan, but not distributed, may be carried over to the following year.

        In fiscal 1995 the Company awarded 92,000 shares of Performance Accelerated Restricted Stock (PARS) to officers and other key associates. This restricted stock was awarded under the 1990 Plan. PARS recipients are entitled to receive dividends and have voting rights on their respective shares but are restricted from selling or transferring the shares prior to vesting. The restricted stock vests after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the six year vesting period or until such time as acceleration of vesting takes place.

        During fiscal 1994, accelerated vesting occurred for all 153,000 shares of PARS awarded to officers and other key associates during fiscal 1994 and 1993. With the accelerated vesting of all then-outstanding PARS during 1994, all remaining unearned compensation for these awards was recorded as an expense.


        The following is a summary of transactions with respect to the stock incentive plans:
                                                                Number of Shares
                                                  --------------------------------------------
                                                                                     Available
                                Option Price                                         for future
                                 Per Share        Outstanding       Exercisable        Grants
Balance at
  July 1, 1992                                      548,416            225,468        188,737
Additional available                                                                  142,082
Became exercisable                                                     130,030
Canceled upon exercise         $14.19-$20.56        (40,828)           (40,828)
Expired/canceled               $20.56-$30.00        (25,634)           (24,250)      (188,645)
PARS common
  stock awards                                                                       (140,000)
----------------------------------------------------------------------------------------------
Balance at
  June 30, 1993                                     481,954            290,420          2,174
Additional available                                                                  146,382
Became exercisable                                                     115,050
Canceled upon exercise         $14.19-$30.00        (98,795)           (98,795)
Expired/canceled               $14.19-$30.00        (20,325)           (16,475)
Options granted                $21.94-$32.31        119,450                          (119,450)
PARS common
  stock awards                                                                        (13,000)
----------------------------------------------------------------------------------------------
Balance at
  June 30, 1994                                     482,284            290,200         16,106
Additional available                                                                  150,922
Became exercisable                                                      82,953
Canceled upon exercise         $14.19-$30.00       (149,721)          (149,721)
Expired/canceled               $14.19-$30.00         (6,450)            (2,025)
Options granted                $33.44                 1,600                            (1,600)
PARS common
  stock awards                                                                        (92,000)
----------------------------------------------------------------------------------------------
Balance at June 30, 1995                            327,713            221,407         73,428
==============================================================================================

At June 30, 1995, option prices related to the balance outstanding ranged from $14.19 to $33.44 per share.

7 .    BENEFIT PLANS

QUALIFIED RETIREMENT PLANS Substantially all associates of the Company are covered by the following defined contribution retirement plans. The Company makes a discretionary contribution to the Employees' Profit-Sharing Trust generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The 401(k) Savings Plan allows participants to contribute up to 15% (from 10% in fiscal 1995) of their compensation. The Company partially matches the participants' contributions. The matching contribution is made with the Company's Common Stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels. Effective July 1, 1995 the Employees' Profit-Sharing Trust and the Bearings, Inc. 401(k) Savings Plan were merged into one plan. The merged plan, known as the Bearings, Inc. Retirement Savings Plan, continues similar discretionary Company contributions and Company matching of participants' contributions.
        The Company's expense for contributions to the above plans was $3,958, $2,602, and $1,496 for the years ended June 30, 1995, 1994, and 1993, respectively.

RETIREE MEDICAL BENEFITS The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. The Company accounts for retiree medical benefits in accordance with the provisions of SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," which requires accrual of such post-retirement benefits over the years the associ-ate provides services and becomes eligible to receive benefits upon retirement. At June 30, 1995, the accumulated post-retirement benefit obligation was $685. The costs recognized for post-retirement benefits for fiscal 1995, 1994, and 1993 were not material.

SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFIT PLAN (SERP) The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.


The funded status of the SERP plan is:

                                                                   June 30
                                                           ------------------------
                                                           1995               1994
Projected benefit obligation                              $4,629             $4,446
Unrecognized net transition obligation                      (262)              (536)
Unrecognized net loss                                       (796)              (801)
Unrecognized prior service cost                             (207)              (268)
Adjustment required to recognize
 minimum liability                                           418                886
-----------------------------------------------------------------------------------
Accrued pension liability, included in
 other liabilities on the Consolidated
 Balance Sheets                                           $3,782             $3,727
===================================================================================
Accumulated benefit obligation, fully vested              $3,782             $3,727
===================================================================================


Periodic pension cost for the SERP consists of:

                                                       Year ended June 30
                  ---------------------------------------------------------------
                                                1995          1994           1993
                  ---------------------------------------------------------------
Service cost - benefits earned                   $115         $ 91           $ 64
Interest cost on projected benefit
 obligation                                       350          347            334
Net amortization and deferral                     361          483            388
---------------------------------------------------------------------------------
Total                                            $826         $921           $786
=================================================================================


Pension cost and benefit obligations shown in the table above were determined using a discount rate of 8.0% and a rate of increase in compensation levels of 5.5%. At June 30, 1995, there were no assets under the plan. The Company funds the benefits when pay-ments are made to participants.

DEFERRED COMPENSATION PLANS The Company has a deferred compensation plan that enables non-employee directors to defer receipt of director fees. In addition, during 1994 a deferred com-pensation plan was established enabling certain executives to defer a portion of their annual incentive awards. The Company con-tributed common stock of the Company and money market investments to rabbi trusts to fund these deferred compensation liabilities. The common stock is reported as a contra-equity account and the money market investments are included in other assets in the accompanying Consolidated Balance Sheets. At June 30, 1995, the deferred compensation liability of $1,461 for these plans is recorded in other liabilities in the accompanying Consolidated Balance Sheets.

8. COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES
The Company leases certain branch and distribution center facili-ties and computer equipment under non-cancelable lease agree-ments. The minimum annual rental commitments under operating leases are $7,783 in 1996; $5,821 in 1997; $5,171 in 1998; $2,697 in
1999; $1,247 in 2000 and $1,887 after 2000.
   Rental cost, principally from leases for real property, vehicles and computer equipment was $10,756 in 1995, $10,013 in 1994, and $8,527 in 1993.

9 .   LITIGATION
The 1990 agreement for the acquisition of King Bearing (King) included specific indemnification of Bearings, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 500 company with stockholders' equity exceeding $4 billion at June 30, 1995. A $32,400 judgment relating to this lawsuit was rendered against King in June 1992.
The judgment is being strongly contested by counsel retained by the indemnitor on behalf of King, and in September 1992 the trial court granted the motion of King for a new trial as to all but $219 in damages returned by the jury. A notice of appeal has been filed by the cross-complainants, and the case is now pending in the California Court of Appeal, Fourth Appellate District. All alleged events relevant to the judgment occurred prior to the Company's purchase of King, and the jury found no liability on the part of Bearings, Inc. Due to the indemnification and guarantee, manage-ment believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company.
  The Company is a defendant in several lawsuits for product and employment related matters. The Company is vigorously defend-ing these lawsuits, which management believes are without merit. Although management cannot predict the outcomes of these law-suits, they are not expected to have a material adverse effect on the Company's consolidated financial position.

                                                  Independent Auditors' Report

                                                         Deloitte & Touche LLP
                                                                [LOGO]

Shareholders and Board of Directors
Bearings, Inc.

We have audited the accompanying consolidated balance sheets of Bearings, Inc. and its subsidiaries (the "Company") as of June 30, 1995 and 1994 and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

    As discussed in Notes 5 and 3 to the consolidated financial statements, in the year ended June 30, 1994, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 and its application of the last-in, first-out (LIFO) method for valuing inventories.

Deloitte & Touche LLP
Cleveland, Ohio
August 4, 1995

                         Quarterly Operating Results (Unaudited) and Market Data





Bearings, Inc. and Subsidiaries

[dollar amounts in thousands, execept per share amounts]
                                                                         Per Common Share
                                                              -----------------------------------------
                                                                                          Price Range
                           Net         Gross        Net        Net      Cash            ---------------
                           Sales       Profit       Income     Income   Dividend        High        Low
--------------------------------------------------------------------------------------------------------
1995
FIRST QUARTER          $  247,605     $ 63,611      $ 3,019     $0.40      $0.16       $33.25      $30.25
SECOND QUARTER            249,906       63,183        3,353      0.44       0.18        34.63       30.63
THIRD QUARTER             277,029       70,241        4,349      0.56       0.18        34.00       28.25
FOURTH QUARTER            280,269       74,669        6,188      0.80       0.18        32.25       27.50
--------------------------------------------------------------------------------
                       $1,054,809     $271,704      $16,909     $2.20      $0.70
================================================================================

1994
First Quarter(B)       $  222,712     $ 56,672      $ 2,398     $0.32      $0.16       $25.25      $21.13
Second Quarter(B)         226,285       61,528        2,314      0.31       0.16        31.13       25.38
Third Quarter             239,743       65,498        2,886      0.38       0.16        37.50       27.75
Fourth Quarter            247,514       68,343        5,089      0.68       0.16        34.00       30.00
--------------------------------------------------------------------------------
                       $  936,254     $252,041      $12,687     $1.68      $0.64
================================================================================

1993
First Quarter          $  204,175     $ 50,603      $ 1,505     $0.21      $0.16       $18.75      $16.75
Second Quarter            198,535       51,587        1,755      0.24       0.16        23.25       16.88
Third Quarter             210,789       54,673        2,378      0.33       0.16        23.50       20.50
Fourth Quarter            217,933       61,323        3,289      0.45       0.16        24.75       21.38
--------------------------------------------------------------------------------
                       $  831,432     $218,186      $ 8,927     $1.23      $0.64
================================================================================

       (A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. The physical inventory adjustments in 1995, 1994 and 1993 were not material. Reductions in inventories during the fiscal years ended June 30, 1995, 1994 and 1993 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 1995, 1994 and 1993 increased annual gross profit by $3,127, $6,784 and $4,714; annual net income by $1,692, $3,841 and $2,749 and net income per share by $.22, $.51 and $.38, respectively. (See Note 3 to Consolidated Financial Statements.)

       (B) The first two quarters of 1994 have been restated to reflect the acquisition of Mainline. (See Note 2 Consolidated Financial Statements.)

       (C) On August 15, 1995 there were 1,381 shareholders of record. Additionally, at June 30, 1995, there were 2,983 participants in the Bearings, Inc. 401(k) Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 15, 1995 was $33.25 per share.



      10 Year Summary

Bearings, Inc. and Subsidiaries
  [Thousands, except per share amounts]             1 9 9 5              1 9 9 4              1 9 9 3               1 9 9 2
     CONSOLIDATED OPERATIONS-
       YEAR ENDED JUNE 30
     Net sales                                      $1,054,809             $936,254              $831,432             $817,813
     Operating income                                   36,923               27,817                20,521                4,703
     Net income                                         16,909               12,687                 8,927               (1,666)
     Per share data
        Net income                                        2.20                 1.68                  1.23                 (.24)
        Cash dividend                                      .70                  .64                   .64                  .64

     YEAR-END POSITION - JUNE 30
     Working capital                                $  153,555              $144,605             $130,860             $ 41,967
     Long-term debt                                     74,286                80,000               80,000
     Total assets                                      359,231               343,519              315,935              330,619
     Shareholders' equity                              165,401               150,491              134,940              128,830

     YEAR-END STATISTICS - JUNE 30
     Current ratio                                         2.4                   2.4                  2.4                  1.2
     Branches                                              338                   339                  323                  333
     Shareholders of record                              1,396(A)              1,484                1,543                1,617

(A) In addition there were 2,983 employee participants in the Bearings, Inc. 401(k) Savings Plan.

1 9 9 1             1 9 9 0              1 9 8 9               1 9 8 8              1 9 8 7             1 9 8 6


$814,000           $651,271             $630,281             $542,883             $490,995           $490,249
  17,115             25,281               33,463               25,000               13,964              7,591
   4,282             12,201               18,313               14,948                6,247              2,244

     .61               1.70                2.45                  1.89                  .71                .25
     .64                .64                 .56                   .49                  .45                .45


  54,695           $ 64,091            $ 75,134              $ 77,606             $121,068           $129,288
                                                                                    44,750             44,750
 327,939            380,224             251,376               222,957              223,202            231,894
 134,203            135,338             134,848               128,919              125,419            133,912


     1.3                1.3                 1.7                   1.9                  3.5                3.7
     341                363                 267                   266                  269                274
   1,679              1,694               1,358                 1,318                1,361              1,476