Form 10-K405, Exhibit 13
period 1996-06-30
BEARINGS INC /OH/
filed 1996-09-26
CIK 109563

YEAR ENDED JUNE 30, 1996 VS 1995

Sales in 1996 increased 8% to $1,143.7 million from 1995 sales of $1,054.8 million. The sales increased approximately 4% due to price increases and 4% due to volume increases. Net income for the fiscal year ended June 30, 1996 improved 38% over the prior year. In 1996, the Company continued to implement its strategy, which began in 1992, of selling additional products to its existing customers, as well as better penetration of the market with products beyond the traditional bearing product lines. The Company expects to continue expanding its business through acquisitions of other distributors.

Gross margin (net sales less cost of sales) as a percent of sales was 25.8% in 1996 and 1995. Margins remained constant, even though the benefits from favorable LIFO cost adjustments were significantly lower in 1996 than 1995 (see
Note 3 to the Consolidated Financial Statements). The lower LIFO benefits were offset by a change in product mix.

Selling, distribution and administrative expenses as a percent of sales were 21.5% in 1996 and 22.3% in 1995. The decrease in expenses as a percent of sales was the result of a continued effort to control expenses and improved productivity. While these expenses decreased as a percent of sales, they did increase 5% in absolute dollars primarily due to higher compensation costs from an increase in the number of associates, costs associated with acquisitions and the accelerated vesting of performance accelerated restricted stock (PARS) based upon the price performance of the Company's common stock during the year.

Operating income increased to $49.3 million in 1996 from $36.9 million in 1995. As a percent of sales, operating income increased to 4.3% in 1996 from 3.5% in 1995. This improved operating margin resulted from higher sales volume and improved productivity.

The number of associates was 4,133 at June 30, 1996 and 4,080 at June 30, 1995.

Interest expense for 1996 increased $1.3 million as a result of increased borrowing and higher interest rates on short-term debt.

Income tax expense as a percentage of income before income taxes was 42.9% in 1996. The effective tax rate was greater than the federal statutory rate primarily due to state and local income taxes and non-deductible expenses.

YEAR ENDED JUNE 30, 1995 VS 1994

Sales increased to $1,054.8 million from 1994 sales of $936.3 million, an increase of 13%. The increase in sales was mainly due to additional volume. Price increases averaged 4% for most product lines over the course of the fiscal year. Results for the fiscal year ended June 30, 1995, continued to improve with net income improving 33% over the prior year.

Gross margin as a percent of sales was 25.8% in 1995 and 26.9% in 1994. The gross margin percentage decreased in fiscal 1995 due to a reduction in favorable LIFO cost adjustments and delays in passing along certain price increases due to contract timing and the competitive environment.

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

The number of associates was 4,080 at June 30, 1995 and 4,066 at June 30, 1994.

Interest expense for 1995 increased $1.3 million over the prior year. This increase was due, in part, to higher average interest rates on short-term borrowings. Further, the Company in fiscal 1994 partially offset interest expense by net interest income earned under interest rate swap agreements. In 1995, the Company incurred additional interest expense from the termination of an interest rate swap agreement. (See Note 5 to the Consolidated Financial Statements).

Income tax expense as a percent of income before income taxes was 43.0% in 1995. The effective tax rate was greater than the federal statutory rate primarily due to state and local income taxes and non-deductible expenses.

LIQUIDITY AND WORKING CAPITAL

The Company generated cash from operating activities in the amounts of $36.4 million and $13.4 million in 1996 and 1995, respectively.

Cash flow from operations depends primarily upon generating operating income, controlling the investment in inventory and receivables, and managing the timing of payments to suppliers. The Company's growth in accounts receivable and inventory in 1996 was necessary to service the increased sales volume, including greater sales of non-bearing products.

Investments in property totaled $23.5 million and $15.1 million in 1996 and 1995, respectively. These capital expenditures were primarily made for building and upgrading branch facilities, construction of a new distribution center in Atlanta scheduled to open in the fall of 1996, acquisition of data processing equipment, and vehicles.

Working capital at June 30, 1996, was $152.0 million compared to $153.6 million at June 30, 1995. The current ratio was 2.1 at June 30, 1996 and 2.4 at June 30, 1995.

CAPITAL RESOURCES

Capital resources are obtained from income retained in the business, indebtedness under the Company's lines of credit and long-term debt and from operating lease arrangements. Average combined short-term and long-term borrowing was $111.8 million in 1996 and $97.9 million in 1995. Effective interest rates on short-term borrowings were 6.2% in 1996 and 5.9% in 1995. The Company has short-term lines of credit totaling $110 million. The Company had $30.1 million of borrowings under these short-term lines of credit at June 30, 1996.

The Company sold its Aircraft Distribution business early in fiscal 1997. The initial proceeds from the sale of $9.1 million were used to reduce short-term borrowings. This transaction is not anticipated to have a material effect on the Consolidated Financial Statements.

The Company is obligated for rental payments for operating leases on 176 of its 354 branch, distribution center and other operating locations. See Note 9 to the Consolidated Financial Statements for annual rental commitments.

Management expects that capital resources provided from operations, available lines of credit, long-term debt and operating leases will be sufficient to finance normal working capital needs, business acquisitions and enhancement of facilities and equipment. Management also believes that additional long-term debt and line of credit financing could be obtained if desired.

OTHER MATTERS

The Board of Directors has authorized, subject to shareholder approval, a change in the Company's name to Applied Industrial Technologies, Inc., effective January 1, 1997. The Bearings, Inc. name no longer reflects the full scope of the Company's diverse business. Anticipated expenses to promote, communicate and market the new corporate identity are not expected to have a material impact on the fiscal 1997 results of operations.

The 1990 agreement for the acquisition of King Bearing included specific indemnification of Bearings, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 500 company with stockholders' equity exceeding five billion dollars at June 30, 1996. A $32.4 million judgment relating to this lawsuit was rendered against King in June 1992. As further explained in Note 10 to the Consolidated Financial Statements, management believes that the outcome of this matter will not have a material adverse affect on the consolidated financial position or results of operations of the Company due to the indemnification and guarantee.

STATEMENTS OF CONSOLIDATED INCOME

                                                 BEARINGS, INC. AND SUBSIDIARIES



                                                                            Year Ended June 30
(THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                            1996           1995           1994
- ----------------------------------------------------------------------------------------------
NET SALES                                           $  1,143,749   $  1,054,809    $   936,254
- ----------------------------------------------------------------------------------------------
COST AND EXPENSES
    Cost of sales                                        848,682        783,105        684,213
    Selling, distribution and administrative             245,786        234,781        224,224
- ----------------------------------------------------------------------------------------------
                                                       1,094,468      1,017,886        908,437
- ----------------------------------------------------------------------------------------------
OPERATING INCOME                                          49,281         36,923         27,817
- ----------------------------------------------------------------------------------------------
INTEREST EXPENSE                                           8,975          7,650          6,385
INTEREST INCOME                                             (528)          (386)          (225)
- ----------------------------------------------------------------------------------------------
                                                           8,447          7,264          6,160
- ----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                40,834         29,659         21,657
- ----------------------------------------------------------------------------------------------
INCOME TAX EXPENSE
   Federal                                                14,250         10,630          7,172
   State and local                                         3,250          2,120          1,798
- ----------------------------------------------------------------------------------------------
                                                          17,500         12,750          8,970
- ----------------------------------------------------------------------------------------------
NET INCOME                                           $    23,334    $    16,909    $    12,687
- ----------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                 $      1.90    $      1.46    $      1.12
- ----------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                 BEARINGS, INC. AND SUBSIDIARIES


                                                                               June 30
(AMOUNTS IN THOUSANDS)
                                                                           1996           1995
- ----------------------------------------------------------------------------------------------
ASSETS
    Current assets
         Cash and temporary investments                              $    9,243     $    4,789
         Accounts receivable, less allowance of $2,400 and $2,300       155,524        145,680
         Inventories                                                    127,937        112,596
         Other current assets                                             2,434          2,307
- ----------------------------------------------------------------------------------------------
    Total current assets                                                295,138        265,372
- ----------------------------------------------------------------------------------------------
    Property - at cost
         Land                                                            13,529         11,783
         Buildings                                                       64,441         57,365
         Equipment                                                       71,938         68,926
- ----------------------------------------------------------------------------------------------
                                                                        149,908        138,074
    Less accumulated depreciation                                        63,574         58,802
- ----------------------------------------------------------------------------------------------
    Property - net                                                       86,334         79,272
- ----------------------------------------------------------------------------------------------
    Other assets                                                         22,600         14,587
- ----------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                $  404,072     $  359,231
- ----------------------------------------------------------------------------------------------
LIABILITIES
    Current liabilities
         Notes payable                                               $   30,056     $   18,575
         Current portion of long-term debt                               11,429          5,714
         Accounts payable                                                67,652         53,722
         Compensation and related benefits                               19,081         18,248
         Other current liabilities                                       14,964         15,558
- ----------------------------------------------------------------------------------------------
    Total current liabilities                                           143,182        111,817
    Long-term debt                                                       62,857         74,286
    Deferred income taxes                                                                  918
    Other liabilities                                                     8,741          6,809
- ----------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                              214,780        193,830
- ----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
    Preferred stock - no par value;  2,500
         shares authorized; none issued or outstanding
    Common stock - no par value; 30,000 shares
         authorized; 13,954 shares issued                                10,000         10,000
    Additional paid-in capital                                            7,528         11,311
    Income retained for use in the business                             197,232        177,402
    Treasury shares - at cost (1,577 and 2,266 shares)                  (21,260)       (29,253)
    Shares held in trust for deferred compensation plans                 (3,008)        (1,426)
    Unearned restricted common stock compensation                        (1,200)        (2,633)
- ----------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                     189,292        165,401
- ----------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $  404,072     $  359,231
- ----------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED CASH FLOWS


                                                 BEARINGS, INC. AND SUBSIDIARIES


                                                                                  Year Ended June 30
(AMOUNTS IN THOUSANDS)
                                                                          1996            1995           1994
- -------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                        $  23,334      $  16,909      $  12,687
    Adjustments to reconcile net income to cash provided by
         (used in) operating activities:
              Depreciation                                               13,478         13,275         13,586
              Deferred income taxes                                      (1,444)        (3,345)         2,448
              Provision for losses on accounts receivable                 2,123          1,710          1,418
              (Gain) loss on sale of property                            (1,119)        (1,412)          (775)
    Amortization of restricted common stock
         compensation and goodwill                                        1,959            680          2,779
    Treasury shares contributed to employee
         benefit and deferred compensation plans                          4,496          3,935          1,510
    Changes in current assets and liabilities:
         Accounts receivable                                             (9,132)       (16,313)       (14,344)
         Inventories                                                    (12,889)        (5,075)        (2,042)
         Other currents assets                                            1,722             (4)           885
         Accounts payable and accrued expenses                           13,908          2,548          9,810
    Other - net                                                                            513          2,547
- -------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                36,436         13,421         30,509
- -------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Property purchases                                                  (23,536)       (15,055)       (16,585)
    Proceeds from property sales                                          4,803          4,081          4,901
    Acquisition of businesses, less cash acquired                        (4,328)        (1,852)
    Deposits and other                                                   (7,729)          (164)          (519)
- -------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                   (30,790)       (12,990)       (12,203)
- -------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Borrowings (repayments) under:
         Line-of-credit agreements - net                                 11,481         (1,230)        (5,321)
         Long-term debt                                                  (5,714)
    Exercise of stock options                                             1,781          3,924
    Dividends paid                                                       (6,528)        (5,397)        (4,739)
    Purchases of treasury shares                                         (2,212)        (3,874)        (1,945)
- -------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                    (1,192)        (6,577)       (12,005)
- -------------------------------------------------------------------------------------------------------------
    Increase (decrease) in cash
         and temporary investments                                        4,454         (6,146)         6,301
    Cash and temporary investments
         at beginning of year                                             4,789         10,935          4,634
CASH AND TEMPORARY INVESTMENTS
    AT END OF YEAR                                                    $   9,243      $   4,789      $  10,935
- -------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the year for:
         Income taxes                                                 $  17,842      $  14,827      $   3,697
         Interest                                                     $   8,291      $   8,411      $   5,928


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                 BEARINGS, INC. AND SUBSIDIARIES


                                                        For the Years Ended June 30, 1996, 1995 and 1994


(AMOUNTS IN THOUSANDS)


                                                  SHARES OF                                       INCOME
                                                     COMMON                    ADDITIONAL   RETAINED FOR
                                                      STOCK         COMMON        PAID-IN     USE IN THE
                                                OUTSTANDING          STOCK        CAPITAL       BUSINESS
- --------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1993                              11,273        $10,000         $5,357       $157,784
    Net income                                                                                    12,687
    Cash dividends - $.43 per share                                                               (4,739)
    Purchases of common stock for treasury              (88)
    Treasury shares issued for:
         401(k) Savings Plan contributions               84                           503
         Exercise of stock options                       19                            74
         Restricted common stock awards                  19                            53
         Other                                           12                            64
    Amortization of restricted
         common stock compensation                                                    911
    Other                                                                                             75
- --------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                             11,319         10,000          6,962        165,807
    Net income                                                                                    16,909
    Cash dividends - $.47 per share                                                               (5,397)
    Purchases of common stock for treasury             (180)
    Treasury shares issued for:
         401(k) Savings Plan contributions              140                         1,124
         Exercise of stock options                      225                         1,565
         Restricted common stock awards                 138                         1,232
         Deferred compensation plans                     46                           428
    Amortization of restricted
         common stock compensation
    Other                                                                                             83
- --------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995
    As previously reported                           11,688         10,000         11,311        177,402
    Pooling of interests with Engineered Sales          486                        (6,499)         3,024
- --------------------------------------------------------------------------------------------------------
BALANCE AS RESTATED                                  12,174         10,000          4,812        180,426
    Net income                                                                                    23,334
    Cash dividends - $.54 per share                                                               (6,528)
    Purchases of common stock for treasury              (86)
    Treasury shares issued for:
         Retirement Savings Plan contributions          138                         1,692
         Exercise of stock options                      107                           391
         Restricted common stock awards                   1                            13
         Deferred compensation plans                     43                           416
    Amortization of restricted
         common stock compensation                                                    204
    Other
- --------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                             12,377        $10,000         $7,528       $197,232


                                                               SHARES HELD       UNEARNED
                                                              IN TRUST FOR     RESTRICTED
                                                   TREASURY       DEFERRED         COMMON          TOTAL
                                                 SHARES--AT   COMPENSATION          STOCK  SHAREHOLDERS'
                                                       COST          PLANS   COMPENSATION         EQUITY
- --------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1993                            ($31,947)                      ($2,189)      $139,005
    Net income                                                                                    12,687
    Cash dividends - $.43 per share                                                               (4,739)
    Purchases of common stock for treasury           (1,945)                                      (1,945)
    Treasury shares issued for:
         401(k) Savings Plan contributions            1,007                                        1,510
         Exercise of stock options                      237                                          311
         Restricted common stock awards                 233                          (286)
         Other                                          137                                          201
    Amortization of restricted
         common stock compensation                                                  2,475          3,386
    Other                                                                                             75
- --------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                            (32,278)                                     150,491
    Net income                                                                                    16,909
    Cash dividends - $.47 per share                                                               (5,397)
    Purchases of common stock for treasury           (3,874)                                      (3,874)
    Treasury shares issued for:
         401(k) Savings Plan contributions            1,788                                        2,912
         Exercise of stock options                    2,789                                        4,354
         Restricted common stock awards               1,727                        (2,959)
         Deferred compensation plans                    595        ($1,023)
    Amortization of restricted
         common stock compensation                                                    326            326
    Other                                                             (403)                         (320)
- --------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995
    As previously reported                          (29,253)        (1,426)        (2,633)       165,401
    Pooling of interests with Engineered Sales        6,408                                        2,933
- --------------------------------------------------------------------------------------------------------
BALANCE AS RESTATED                                 (22,845)        (1,426)        (2,633)       168,334
    Net income                                                                                    23,334
    Cash dividends - $.54 per share                                                               (6,528)
    Purchases of common stock for treasury           (2,212)                                      (2,212)
    Treasury shares issued for:
         Retirement Savings Plan contributions        1,805                                        3,497
         Exercise of stock options                    1,390                                        1,781
         Restricted common stock awards                  19                           (32)
         Deferred compensation plans                    583           (999)
    Amortization of restricted
         common stock compensation                                                  1,465          1,669
    Other                                                             (583)                         (583)
- --------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1996                           ($21,260)       ($3,008)       ($1,200)      $189,292
- --------------------------------------------------------------------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 1996, 1995, AND 1994

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 BEARINGS, INC. AND SUBSIDIARIES
1   BUSINESS AND ACCOUNTING POLICIES

BUSINESS

The Company distributes bearings, electrical and mechanical drive systems products, fluid power products and systems, industrial rubber products, general maintenance products and related specialty items. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets, to customers in a wide range of industries principally in the United States.

CONSOLIDATION

The consolidated financial statements include the accounts of Bearings, Inc. and its wholly-owned subsidiaries Bruening Bearings, Inc., Dixie Bearings, Incorporated, King Bearing, Inc., Mainline Industrial Distributors, Inc., and for the year ended June 30, 1996, Engineered Sales, Inc. (see Note 2). All significant intercompany transactions and balances have been eliminated in consolidation.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

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

INCOME TAXES

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

NET INCOME PER SHARE

Net income per share is computed using the weighted average number of common shares outstanding for the period. Net income per share has not been adjusted for the effect of stock options as the dilutive effect would be less than 3% for each year. All shares and per-share data have been restated to reflect a three-for-two stock split effective December 4, 1995.

2   BUSINESS COMBINATIONS

On February 9, 1996 the Company exchanged 486,000 shares of Bearings, Inc. common stock for all of the outstanding shares of Engineered Sales, Inc., a distributor of hydraulic, pneumatic and electro-hydraulic components, systems and related fluid power engineering services. This business combination was accounted for as a pooling of interests. The fiscal 1996 consolidated financial statements include results of operations of Engineered Sales for the entire fiscal year. The prior years' consolidated financial statements have not been restated as the effects are not material. Separate 1996 results of operations for Engineered Sales prior to the acquisition are not presented as the amounts are not material.

In addition, during fiscal 1996 the Company acquired the assets of a distributor of drive products and a distributor of rubber products, for a total of $4,328. During fiscal 1995, the Company acquired the assets of a distributor of fluid power products, and of a distributor of bearings and drive systems products, for a total of $3,255. The acquisitions of these businesses were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Results of operations for these acquisitions are not material for all periods presented. Goodwill recognized in connection with these combinations is being amortized over 15 years.

In fiscal 1994, the Company exchanged 294,000 shares of Bearings, Inc. common stock for Mainline Industrial Distributors, Inc., an applied technology distributor of drive systems, rubber products and bearings. The business combination was accounted for as a pooling of interests and the consolidated financial statements include Mainline's results of operations for each of the three years ended June 30, 1996.

3   INVENTORIES

CURRENT COST

The current cost of inventories exceeded the LIFO cost as follows:

                                                      June 30
                                            1996                     1995
- -------------------------------------------------------------------------
LIFO cost                               $127,937                 $112,596
Excess of current cost over LIFO cost    100,835                   94,670
- -------------------------------------------------------------------------
Current cost                            $228,772                 $207,266
- -------------------------------------------------------------------------

LIFO LIQUIDATIONS

During the years ended June 30, 1996, 1995 and 1994, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales and increased net income and net income per share, respectively, by $946, $515, and $.04 per share during 1996, $3,127, $1,692, and $.15 per share during 1995 and $6,784, $3,841 and $.34 per share during 1994.

4   OTHER ASSETS

Other assets consist of the following:

                                                      June 30
                                            1996                     1995
- -------------------------------------------------------------------------
Deposits and investments                 $12,024                  $ 5,495
Goodwill -- net of amortization            5,281                    4,554
Other                                      5,295                    4,538
- -------------------------------------------------------------------------
Total                                    $22,600                  $14,587
- -------------------------------------------------------------------------

Substantially all investments are restricted and consist of money-market or similar liquid investments which have fair values approximately equal to their carrying values.

5   NOTES PAYABLE AND LONG--TERM DEBT

NOTES PAYABLE

The Company has $110,000 of short-term lines of credit which require payment of interest at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under these lines of credit totaled $30,056 at June 30, 1996. The remaining unused lines available for short-term borrowings at June 30, 1996 totaled $79,944.

LONG-TERM DEBT

The Company has $74,286 of long-term Senior Unsecured Term Notes, including $11,429 due during fiscal 1997. Interest is payable quarterly at a fixed interest rate of 7.82%. The principal amount is to be paid in semi-annual installments of $5,714 through 2003. These notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 1996, the most restrictive of these covenants required that the Company maintain a minimum tangible net worth of $122,000. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its long-term debt is more than its carrying value at June 30, 1996 by $1,000.

INTEREST RATE SWAPS

Effective March 1, 1996 the Company entered into a two year interest rate swap agreement with a major bank that effectively converts $15,000 of variable rate borrowings to a fixed rate. Under this agreement, the Company receives payments at variable rates based on LIBOR as determined at monthly intervals and makes payments at a fixed interest rate of 5.29%. Net interest earned under this agreement reduces interest expense. The interest rate swap agreement has a nominal fair value at June 30, 1996.

During fiscal 1995, the Company terminated a two year interest rate swap agreement initiated in fiscal 1994. Costs to terminate were amortized to interest expense over the original term of the swap agreement.

6   INCOME TAXES

PROVISION

The provision (benefit) for income taxes consists of:

                                          Year Ended June 30
                                  1996           1995           1994
- --------------------------------------------------------------------
Current                        $18,944        $16,095         $6,522
Deferred                        (1,444)        (3,345)         2,448
- --------------------------------------------------------------------
Total                          $17,500        $12,750         $8,970
- --------------------------------------------------------------------

The exercise of non-qualified stock options during fiscal 1996 and 1995 resulted in $501 and $431, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Also, the accelerated vesting of Performance Accelerated Restricted Stock (PARS) in fiscal 1996 and 1994 resulted in $204 and $911, respectively, of income tax benefits. These tax benefits were credited to additional paid-in capital.

EFFECTIVE TAX RATES

The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                          Year Ended June 30
                                  1996           1995           1994
- --------------------------------------------------------------------
Statutory tax rate                35.0%          35.0%          35.0%
Effects of:
    State and local income taxes   5.2            4.7            5.4
    Non-deductible expenses        2.0            2.3            1.8
    Other, net                      .7            1.0           (0.8)
- --------------------------------------------------------------------
Effective tax rate                42.9%          43.0%          41.4%
- --------------------------------------------------------------------

BALANCE SHEET

The significant components of the Company's deferred tax assets (liabilities) as of June 30, 1996 and 1995 are as follows:

                                                           June 30
                                                      1996           1995
- -------------------------------------------------------------------------
Depreciation and differences in property bases     $(4,526)       $(4,771)
Inventory                                           (8,301)        (8,180)
Compensation liabilities not currently deductible     5,121         4,298
Reserves not currently deductible                    4,226          3,474
Goodwill                                             1,393          1,502
Tax loss carryforwards                                  94            526
Other                                                1,427          1,086
Valuation allowance                                   (266)          (404)
- -------------------------------------------------------------------------
Net deferred tax liability                         $  (832)       $(2,469)
- -------------------------------------------------------------------------

7   STOCK INCENTIVE PLANS

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

Under the 1990 Plan, the Company had awarded PARS and stock options to officers and other key associates. PARS recipients are entitled to receive dividends and have voting rights on their respective shares but are restricted from selling or transferring the shares prior to vesting. The restricted stock vests after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the six year vesting period or until such time as acceleration of vesting takes place. In fiscal 1996 and 1994 the Company recognized accelerated vesting of 64,000 and 230,000 shares, respectively, of previously awarded PARS.

The following is a summary of transactions with respect to the stock incentive plans:


                                                           N u m b e r  o f  S h a r e s
                                                     -----------------------------------------
                                                                                     Available
                                     Option Price                                   for future
                                        Per Share    Outstanding    Exercisable         Grants
- ----------------------------------------------------------------------------------------------
Balance at
    July 1, 1993                                         722,931        435,630          3,261
Additional available                                                                   219,573
Became exercisable                                                      172,575
Canceled upon
    exercise                        $9.46--$20.00       (148,192)      (148,192)
Expired/canceled                    $9.46--$20.00        (30,488)       (24,713)
Options granted                    $14.62--$21.54        179,175                      (179,175)
PARS common
    stock awards                                                                       (19,500)
- ----------------------------------------------------------------------------------------------
Balance at
 June 30, 1994                                           723,426        435,300         24,159
Additional available                                                                226,383
Became exercisable                                                      124,429
Canceled upon
    exercise                        $9.46--$20.00       (224,581)      (224,581)
Expired/canceled                    $9.46--$20.00         (9,673)        (3,039)
Options granted                            $22.29          2,400                        (2,400)
PARS common
    stock awards                                                                      (138,000)
- ----------------------------------------------------------------------------------------------
Balance at
    June 30, 1995                                        491,572        332,109        110,142
Additional available                                                                   233,762
Became exercisable                                                       72,005
Canceled upon
    exercise                        $9.46--$21.54       (107,597)      (107,597)
Expired/canceled                    $9.46--$21.54        (16,500)          (375)
Options granted                    $21.71--$22.88        217,275                      (217,275)
PARS common
    stock awards                                                                        (1,500)
- ----------------------------------------------------------------------------------------------
Balance at June 30, 1996                                 584,750        296,142        125,129
- ----------------------------------------------------------------------------------------------


At June 30, 1996 option prices related to outstanding options ranged from $9.46 to $22.88 per share.

The Financial Accounting Standards Board has issued Statement of Financial Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which the Company will be required to adopt for the fiscal year ending June 30, 1997.
As permitted by SFAS 123, the Company does not intend to change its method of accounting for stock-based compensation. The Company has not yet determined the pro forma disclosures for employee awards granted in the fiscal year ending June 30, 1996, which will be presented in the notes to financial statements for the year ending June 30, 1997.

8   BENEFIT PLANS

QUALIFIED RETIREMENT PLANS

Substantially all associates of the Company are covered by the Bearings, Inc. Retirement Savings Plan. This plan is the result of a combination, effective July 1, 1995, of the Employees' Profit-Sharing Trust and the Bearings, Inc. 401(k) Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches contributions by participants, who may elect to contribute up to 15 percent of their compensation. The matching contribution is made with the Company's Common Stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.

The Company's expense for contributions to the above plans were $4,953, $3,958, and $2,602 for the years ended June 30, 1996, 1995, and 1994, respectively.

RETIREE MEDICAL BENEFITS

The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. At June 30, 1996 and 1995 the accumulated post-retirement benefit obligation was $830 and $685, respectively. The costs recognized for post-retirement benefits for fiscal 1996, 1995, and 1994 were not material.

SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFIT PLAN (SERP)

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

THE FUNDED STATUS OF THE SERP IS:

                                                             June 30
                                                       1996           1995
- --------------------------------------------------------------------------
Projected benefit obligation                         $4,852         $4,629
Unrecognized net transition obligation                                (262)
Unrecognized net loss                                  (802)          (796)
Unrecognized prior service cost                        (145)          (207)
Adjustment required to recognize
    minimum liability                                                  418
- --------------------------------------------------------------------------
Accrued pension liability, included in
    other liabilities on the Consolidated
    Balance Sheets                                   $3,905         $3,782
- --------------------------------------------------------------------------
Accumulated benefit obligation, fully vested         $3,905         $3,782
- --------------------------------------------------------------------------

Periodic pension cost for the SERP consists of:

                                                 Year Ended June 30
                                        1996           1995           1994
- --------------------------------------------------------------------------
Service cost - benefits earned          $132           $115           $ 91
Interest cost on projected benefit
    obligation                           368            350            347
Net amortization and deferral            349            361            483
- --------------------------------------------------------------------------
Total                                   $849           $826           $921
- --------------------------------------------------------------------------

Pension cost and benefit obligations shown above were determined using a discount rate of 8.0% and a rate of increase in compensation levels of 5.5%. At June 30, 1996 there were no assets under the plan. The Company funds the benefits when payments are made to participants.

DEFERRED COMPENSATION PLANS

The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by contributing to rabbi trusts common stock of the Company and investments in money market and mutual funds. While held in trust, the common stock is reported as a contra-equity account and the money market and mutual fund investments are included in other assets in the accompanying consolidated balance sheets. The deferred compensation liabilities of $3,286 and $1,461 at June 30, 1996 and 1995, respectively, are recorded in other liabilities in the consolidated balance sheets.

9   COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases certain branch and distribution center facilities and computer equipment under non-cancelable lease agreements. The minimum annual rental commitments under operating leases, including the lease commitment described below, are $8,779 in 1997; $9,035 in 1998; $6,129 in 1999; $4,430 in
2000; $3,157 in 2001 and $41,549 after 2001.

During fiscal 1996 the Company entered into a twenty year lease agreement with the Cleveland-Cuyahoga County Port Authority (the Port) in connection with the construction of a new corporate headquarters facility. Lease payments are to begin upon completion of construction in July 1997 and the facility portion of the lease will be accounted for as an operating lease. The Company will also have a capital lease for $2,000 of furniture, fixtures and equipment as part of the agreement. In connection with the lease agreement the Company has also agreed to guarantee repayment of $5,678 of bonds issued by the Port and Cuyahoga County to fund construction of the new headquarters facility.

Rental costs, principally from leases for real property, vehicles and computer equipment were $12,077 in 1996, $10,756 in 1995, and $10,013 in 1994.

10  LITIGATION

The 1990 agreement for the acquisition of King Bearing, Inc. (King) included specific indemnification of Bearings, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 500 company with stockholders' equity exceeding five billion dollars at June 30, 1996. A $32,400 judgment relating to this lawsuit was rendered against King in June 1992. The judgment is being strongly contested by counsel retained by the indemnitor on behalf of King, and in September 1992 the trial court granted the motion of King for a new trial as to all but $219 in damages returned by the jury. A notice of appeal was filed by the cross-complainants, and the case is now pending in the California Court of Appeal, Fourth Appellate District. All alleged events relevant to the judgment occurred prior to the Company's purchase of King, and the jury found no liability on the part of Bearings, Inc. Due to the indemnification and guarantee, management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company is a defendant in several lawsuits for product and employment related matters. The Company is vigorously defending these lawsuits, which management believes are without merit. Although management cannot predict the outcomes of these lawsuits, they are not expected to have a material adverse affect on the Company's consolidated financial position.

INDEPENDENT AUDITORS' REPORT

                                                                          [LOGO]

Shareholders and Board of Directors
Bearings, Inc.

We have audited the accompanying consolidated balance sheets of Bearings, Inc. and its subsidiaries (the "Company") as of June 30, 1996 and 1995 and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP

Cleveland, Ohio
August 6, 1996

REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with the management of Bearings, Inc. The accompanying financial statements were prepared in conformity with generally accepted accounting principles and where appropriate, certain estimates and judgement were applied with consideration to materiality.

Bearings, Inc. maintains accounting systems and related controls which, in the opinion of management, provide reasonable assurance that transactions are executed in accordance with management's authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded. An important element of the control environment is the Company's ongoing utilization of an internal audit program.

To assure the effective administration of internal control, we carefully select and train our employee associates, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls and continuous improvement. We believe that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards, as set forth in the Bearings, Inc. written policies and procedures guidelines. These guidelines are distributed to employee associates to assure that they are understood and followed.

Deloitte & Touche LLP, independent auditors, are retained to audit the consolidated financial statements of the Company. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

The Board of Directors, through its audit committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. Deloitte & Touche LLP and the Company's internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.



    /s/ John C. Dannemiller

    John C. Dannemiller
    Chairman and Chief Executive Officer



    /s/ John R. Whitten

    John R. Whitten
    Vice President - Finance & Treasurer



    /s/ Mark O. Eisele

    Mark O. Eisele
    Controller

QUARTERLY OPERATING RESULTS AND MARKET DATA [UNAUDITED] (A)


                                                 BEARINGS, INC. AND SUBSIDIARIES

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                Per Common Share (C) (D)
                                                                ------------------------

                               Net          Gross            Net            Net           Cash               Price Range
                             Sales         Profit         Income         Income       Dividend           High            Low
- ----------------------------------------------------------------------------------------------------------------------------
1996
First Quarter (B)         $277,059        $70,215         $4,528          $0.37          $0.12         $22.67         $20.08
Second Quarter (B)         275,140         71,894          5,176           0.42           0.14          29.63          22.50
Third Quarter              296,064         75,610          6,122           0.50           0.14          29.38          24.00
Fourth Quarter             295,486         77,348          7,508           0.61           0.14          33.75          26.75
- ----------------------------------------------------------------------------------------------------------------------------
                        $1,143,749       $295,067        $23,334          $1.90          $0.54
- ----------------------------------------------------------------------------------------------------------------------------
1995
First Quarter             $247,605        $63,611         $3,019          $0.27          $0.11         $22.17         $20.17
Second Quarter             249,906         63,183          3,353           0.29           0.12          23.09          20.42
Third Quarter              277,029         70,241          4,349           0.37           0.12          22.67          18.83
Fourth Quarter             280,269         74,669          6,188           0.53           0.12          21.50          18.33
- ----------------------------------------------------------------------------------------------------------------------------
                        $1,054,809       $271,704        $16,909          $1.46          $0.47
- ----------------------------------------------------------------------------------------------------------------------------
1994
First Quarter(B)          $222,712        $56,672         $2,398          $0.21          $0.11         $16.83         $14.09
Second Quarter(B)          226,285         61,528          2,314           0.21           0.11          20.75          16.92
Third Quarter              239,743         65,498          2,886           0.25           0.11          25.00          18.50
Fourth Quarter             247,514         68,343          5,089           0.45           0.11          22.67          20.00
- ----------------------------------------------------------------------------------------------------------------------------
                          $936,254       $252,041        $12,687          $1.12          $0.43
- ----------------------------------------------------------------------------------------------------------------------------


(A) Cost of sales for interim financial statements is computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. The physical inventory adjustments in 1996 increased gross profit, net income and net income per share by $1,591, $862 and $.07, respectively. The physical inventory adjustments in 1995 and 1994 were not material. Reductions in inventories during the fiscal years ended June 30, 1996, 1995 and 1994 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 1996, 1995 and 1994 increased annual gross profit by $946, $3,127 and $6,784; annual net income by $515, $1,692 and $3,841; and net income per share by $.04, $.15 and $.34, respectively. (See Note 3 to Consolidated Financial Statements.)

(B) The first two quarters of 1996 have been restated to reflect the pooling of interests with Engineered Sales, Inc. and the first two quarters of 1994 have been restated to reflect the pooling of interests with Mainline Industrial Distributors, Inc. (See Note 2 to Consolidated Financial Statements.)

(C) On August 15, 1996 there were 1,361 shareholders of record. Additionally at June 30, 1996 there were 3,266 shareholders in the Bearings, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 15, 1996 was $28.63 per share.

(D) All per share data have been restated to reflect a three for two stock split effective December 4, 1995.

10 YEAR SUMMARY

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                        1996           1995           1994           1993
- -----------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
    YEAR ENDED JUNE 30
Net sales                         $1,143,749     $1,054,809       $936,254       $831,432
Operating income                      49,281         36,923         27,817         20,521
Net income                            23,334         16,909         12,687          8,927
Per share data (B)
    Net income                          1.90           1.46           1.12            .82
    Cash dividend                        .54            .47            .43            .43

YEAR-END POSITION - JUNE 30
Working capital                     $151,956       $153,555       $144,605       $130,860
Long-term debt                        62,857         74,286         80,000         80,000
Total assets                         404,072        359,231        343,519        315,935
Shareholders' equity                 189,292        165,401        150,491        134,940

YEAR-END STATISTICS - JUNE 30
Current ratio                            2.1            2.4            2.4            2.4
Branches                                 337            338            339            323
Shareholders of record              1,370(A)          1,396          1,484          1,543
- -----------------------------------------------------------------------------------------

  (A) In addition there were 3,266 employee shareholders in the Bearings, Inc. Retirement Savings Plan.
  (B) All per share data have been restated to reflect a three-for-two stock split effective December 4, 1995.




                                       [Graphs]

                                                 BEARINGS, INC. AND SUBSIDIARIES






                                      1992           1991           1990           1989           1988           1987
- -----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
    YEAR ENDED JUNE 30
Net sales                           $817,813       $814,000       $651,271       $630,281       $542,883       $490,995
Operating income                       4,703         17,115         25,281         33,463         25,000         13,964
Net income                            (1,666)         4,282         12,201         18,313         14,948          6,247
Per share data (B)
    Net income                          (.16)           .41           1.13           1.63           1.26            .47
    Cash dividend                        .43            .43            .43            .37            .33            .30

YEAR-END POSITION - JUNE 30
Working capital                      $41,967        $54,695        $64,091        $75,134        $77,606       $121,068
Long-term debt                                                                                                   44,750
Total assets                         330,619        327,939        380,224        251,376        222,957        223,202
Shareholders' equity                 128,830        134,203        135,338        134,848        128,919        125,419

YEAR-END STATISTICS - JUNE 30
Current ratio                            1.2            1.3            1.3            1.7            1.9            3.5
Branches                                 333            341            363            267            266            269
Shareholders of record                 1,617          1,679          1,694          1,358          1,318          1,361

- -----------------------------------------------------------------------------------------------------------------------




                                       [Graphs]