Form 10-K, Exhibit 13
period 1997-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 1997-09-25
CIK 109563

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
                              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended June 30, 1997 vs 1996
--------------------------------
Sales in 1997 increased 1.4% to $1,160.3 million from 1996 sales of $1,143.7 million. The lower level of sales increase resulted from an overall slowing in certain industries which exhibited strength in the prior year, particularly in certain traditionally cyclical industries. The decline in sales growth was also affected by the sale of the Dixie Bearings Aircraft Division during the first quarter of fiscal 1997. The Company expects to continue expanding its business through strategic acquisitions. The Company also expects to grow revenues through sales of additional products to customers who traditionally relied on the Company for bearing products.
   Gross margin (net sales less cost of sales) as a percent of sales increased to 26.4% in 1997 from 25.8% in 1996. The increase in the gross margin resulted from an increase in favorable LIFO cost adjustments (see Note 5 to the Consolidated Financial Statements) and from changes in the product mix, as sales of lower margin bearing products declined and sales of non-bearing products with higher margins continued to grow.
   Selling, distribution and administrative expenses as a percent of sales were 22.0% in 1997 and 21.5% in 1996. The increase in expenses as a percent of sales was primarily the result of increased compensation and health care costs.
   Operating income increased to $50.6 million in 1997 from $49.3 million in 1996. As a percent of sales, operating income increased to 4.4% in 1997 from 4.3% in 1996. This improved operating margin resulted from higher gross margins on sales.
   Interest expense for 1997 decreased $2.5 million or 28% as a result of decreased borrowings.
   Income tax expense as a percentage of income before income taxes decreased to 39.9% in 1997 from 42.9% in 1996. The decrease in the effective tax rate resulted from lower effective state and local income tax rates and from Federal income tax credits.
   Net income for the fiscal year ended June 30, 1997 improved 16.1% over the prior year.
   The number of associates was 4,101 at June 30, 1997 and 4,133 at June 30,
1996.

Year Ended June 30, 1996 vs 1995
--------------------------------
Sales in 1996 increased 8% to $1,143.7 million from 1995 sales of $1,054.8 million. The sales increase was approximately 4% due to price increases and 4% due to volume increases. In 1996, the Company continued to implement its strategy, which began in 1992, of selling additional products to its existing customers, as well as better penetration of the market with products beyond the traditional bearing product lines.
   Gross margin, as a percent of sales was 25.8% in 1996 and 1995. Margins remained constant, even though the benefits from favorable LIFO cost adjustments were significantly lower in 1996 than 1995 (see Note 5 to the Consolidated Financial Statements). The lower LIFO benefits were offset by a change in product mix.
   Selling, distribution and administrative expenses as a percent of sales were 21.5% in 1996 and 22.3% in 1995. The decrease in expenses as a percent of sales was the result of a continued effort to control expenses and improve productivity. While these expenses decreased as a percent of sales, they did increase 5% in absolute dollars primarily due to higher compensation costs from an increase in the number of associates, costs associated with acquisitions and the accelerated vesting of Performance Accelerated Restricted Stock (PARS) based upon the price performance of the Company's common stock during the year.
   Operating income increased to $49.3 million in 1996 from $36.9 million in 1995. As a percent of sales, operating income increased to 4.3% in 1996 from 3.5% in 1995. This improved operating margin resulted from higher sales volume and improved productivity.
   Interest expense for 1996 increased $1.3 million as a result of increased borrowings and higher interest rates on short-term debt.
   Income tax expense as a percentage of income before income taxes was 42.9% in 1996 and 43.0% in 1995.
   Net income for the fiscal year ended June 30, 1996 improved 38% over the prior year.
   The number of associates was 4,133 at June 30, 1996 and 4,080 at June 30,
1995.

Liquidity and Working Capital
-----------------------------
The Company generated cash from operating activities of $41.8 million and $36.4 million in 1997 and 1996, respectively.
   Cash flow from operations depends primarily upon generating operating income, controlling the investment in inventory and receivables, and managing the timing of payments to suppliers.
   The Company is obligated for rental payments for operating leases on 175 of its 347 branch, distribution center and other operating locations. (See Note 11 to the Consolidated Financial Statements for annual rental commitments.)

   Investments in property totaled $21.6 million and $23.5 million in 1997 and 1996, respectively. These capital expenditures were primarily made for building and upgrading branch and distribution center facilities, furniture and equipment for the new corporate headquarters facility in Cleveland, vehicles and data processing equipment. A new company-owned distribution center in Atlanta opened in September 1996 and a new Fort Worth, Texas build-to-suit distribution center financed under an operating lease opened in May 1997. Working capital at June 30, 1997, was $164.7 million compared to $151.9 million at June 30, 1996. This increase is primarily due to increased cash provided from operations, the receipt of proceeds from the sale of the Aircraft Division, and the refund of insurance deposits. The current ratio was 2.4 at June 30, 1997 and 2.1 at June 30, 1996.

Capital Resources
-----------------
Capital resources are obtained from income retained in the business, indebtedness under the Company's lines of credit and long-term debt and from operating lease arrangements.
   Average combined short-term and long-term borrowing was $89.4 million in 1997 and $111.8 million in 1996. Effective interest rates on short-term borrowings were 6.3% in 1997 and 6.2% in 1996. The Company has short-term lines of credit with commercial banks totaling $155 million. The Company had $25.4 million of borrowings under these bank short-term lines of credit at June 30, 1997. The Company also has an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $50 million in additional long-term financing, at its sole discretion, with terms ranging from seven to twenty years. The entire $50 million is available for future financing needs as no borrowings have been made as of June 30, 1997.
   The Company sold its Dixie Bearings Aircraft Division business in August 1996. The Company received proceeds from the sale of $9.1 million which were used to reduce short-term borrowings.
   The Board of Directors has authorized the purchase of up to 158,000 shares of the Company's Common Stock during fiscal 1998 and beyond to fund employee benefit programs and stock option and award programs. These purchases can be made in open market or negotiated transactions, from time to time, depending upon market conditions. Under a previous Board authorization, the Company acquired 150,500 shares of its Common Stock for $4.1 million during the year ended June 30, 1997.
   Management expects that capital resources provided from operations, available lines of credit, long-term debt and operating leases will be sufficient to finance normal working capital needs, business acquisitions, enhancement of facilities and equipment and the purchase of additional Company Common Stock. Management also believes that additional long-term debt and line of credit financing could be obtained if desired.

Other Matters
-------------
Effective August 1, 1997, the Company completed the acquisition of Invetech Company, a privately held industrial distributor based in Detroit, Michigan. The aggregate purchase price including the issuance of 2.1 million shares of Company Common Stock was $93.9 million. The cash portion of the purchase price of $23.4 million was financed through available short-term lines of credit. The Company expects to incur a pre-tax nonrecurring charge of approximately $4.0 million in the quarter ending September 30, 1997 for consolidation expenses and costs associated with the disposal of duplicative capital assets. (See Note 2 to the Consolidated Financial Statements.)
   The 1990 agreement for the acquisition of King Bearing included specific indemnification of Applied Industrial Technologies, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 500 company with stockholders' equity exceeding five billion dollars at June 30, 1997. As further explained in Note 12 to the Consolidated Financial Statements, management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company due to the indemnification and guarantee.


---------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED INCOME




                                                       Applied Industrial Technologies, Inc. and Subsidiaries

                                                                                           Year Ended June 30

                                                                      1997             1996              1995
(Thousands, except per share amounts)

 ...........................................................................................................................
NET SALES                                                       $1,160,251       $1,143,749        $1,054,809
 ...........................................................................................................................
COST AND EXPENSES
   Cost of sales                                                   854,230         848,682            783,105
   Selling, distribution and administrative                        255,422          245,786           234,781
 ...........................................................................................................................
                                                                 1,109,652        1,094,468         1,017,886
 ...........................................................................................................................
OPERATING INCOME                                                    50,599           49,281            36,923
 ...........................................................................................................................
Interest Expense                                                     6,463            8,975             7,650
Interest Income                                                       (956)             (528)             (386)
 ...........................................................................................................................
                                                                     5,507            8,447             7,264
 ...........................................................................................................................
INCOME BEFORE INCOME TAXES                                          45,092           40,834            29,659
 ...........................................................................................................................
INCOME TAX EXPENSE
   Federal                                                          15,700           14,250            10,630
   State and local                                                   2,300            3,250             2,120
 ...........................................................................................................................
                                                                    18,000           17,500            12,750
 ...........................................................................................................................
NET INCOME                                                      $   27,092       $   23,334        $   16,909
---------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE                                            $     2.19       $     1.90        $     1.46
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


---------------------------------------------------------------------------------------------------------------------------
                                                                                                CONSOLIDATED BALANCE SHEETS

                                                                     Applied Industrial Technologies, Inc. and Subsidiaries

                                                                                                            June 30

                                                                                                    1997              1996
(Amounts in thousands)
 ...........................................................................................................................
ASSETS
   Current assets
     Cash and temporary investments                                                             $ 22,405          $  9,243
     Accounts receivable, less allowance of $2,400                                               153,080           155,524
     Inventories                                                                                 103,069           127,937
     Other current assets                                                                          6,905             2,434
 ...........................................................................................................................
   Total current assets                                                                          285,459           295,138
 ...........................................................................................................................
   Property - at cost
     Land                                                                                         12,281            13,529
     Buildings                                                                                    66,157            64,441
     Equipment                                                                                    81,132            71,938
 ...........................................................................................................................
                                                                                                 159,570           149,908
     Less accumulated depreciation                                                                68,809            63,574
 ...........................................................................................................................
   Property - net                                                                                 90,761            86,334
 ...........................................................................................................................
   Other assets                                                                                   17,894            22,600
 ...........................................................................................................................
      TOTAL ASSETS                                                                              $394,114          $404,072
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
   Current liabilities
     Notes payable                                                                              $ 25,415          $ 30,056
     Current portion of long-term debt                                                            11,429            11,429
     Accounts payable                                                                             49,469            67,652
     Compensation and related benefits                                                            19,025            19,081
     Other current liabilities                                                                    15,398            14,964
 ...........................................................................................................................
   Total current liabilities                                                                     120,736           143,182
   Long-term debt                                                                                 51,428            62,857
   Other liabilities                                                                              14,366             8,741
 ...........................................................................................................................
      TOTAL LIABILITIES                                                                          186,530           214,780
 ...........................................................................................................................
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500
     shares authorized; none issued or outstanding
   Common stock - no par value; 30,000 shares
     authorized; 13,954 shares issued                                                             10,000            10,000
   Additional paid-in capital                                                                     10,311             7,528
   Income retained for use in the business                                                       216,642           197,232
   Treasury shares - at cost (1,541 and 1,577 shares)                                            (22,983)          (21,260)
   Shares held in trust for deferred compensation plans                                           (5,436)           (3,008)
   Unearned restricted common stock compensation                                                    (950)           (1,200)
 ...........................................................................................................................
      TOTAL SHAREHOLDERS' EQUITY                                                                 207,584           189,292
 ...........................................................................................................................
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                $394,114          $404,072
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CONSOLIDATED CASH FLOWS



                                                                     Applied Industrial Technologies, Inc. and Subsidiaries

                                                                                                                Year Ended June 30

                                                                                           1997             1996              1995
(Amounts in thousands)
 ..................................................................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                       $27,092           $23,334          $16,909
   Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation                                                                    13,574            13,478           13,275
     Deferred income taxes                                                            1,900            (1,444)          (3,345)
     Provision for losses on accounts receivable                                      1,743             2,123            1,710
     Gain on sale of property                                                          (921)           (1,119)          (1,412)
     Amortization of restricted common stock
      compensation and goodwill                                                         857             1,959              680
     Treasury shares contributed to employee
      benefit and deferred compensation plans                                         4,372             4,496            3,935
   Changes in current assets and liabilities, net of acquisitions and dispositions:
     Accounts receivable                                                             (2,315)           (9,132)         (16,313)
     Inventories                                                                     18,868           (12,889)          (5,075)
     Other current assets                                                            (4,471)            1,722               (4)
     Accounts payable and accrued expenses                                          (18,949)           13,908            2,548
   Other - net                                                                                                             513
 ..................................................................................................................................
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            41,750            36,436           13,421
 ..................................................................................................................................
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                               (21,579)          (23,536)         (15,055)
   Proceeds from property sales                                                       6,898             4,803            4,081
   Proceeds from sale of Dixie Bearings Aircraft Division                             9,090
   Acquisition of businesses, less cash acquired                                                       (4,328)          (1,852)
   Deposits and other                                                                 4,234            (7,729)            (164)
 ..................................................................................................................................
NET CASH USED IN INVESTING ACTIVITIES                                                (1,357)          (30,790)         (12,990)
 ..................................................................................................................................
CASH FLOWS FROM FINANCING ACTIVITIES
   Borrowings (repayments) under:
     Line-of-credit agreements - net                                                 (4,641)           11,481           (1,230)
     Long-term debt                                                                 (11,429)           (5,714)
   Exercise of stock options                                                          1,089             1,781            3,924
   Dividends paid                                                                    (7,682)           (6,528)          (5,397)
   Purchases of treasury shares                                                      (4,568)           (2,212)          (3,874)
 ..................................................................................................................................
NET CASH USED IN FINANCING ACTIVITIES                                               (27,231)           (1,192)          (6,577)
 ..................................................................................................................................
   Increase (decrease) in cash
     and temporary investments                                                       13,162             4,454           (6,146)
   Cash and temporary investments
     at beginning of year                                                             9,243             4,789           10,935
 ..................................................................................................................................
CASH AND TEMPORARY INVESTMENTS
   AT END OF YEAR                                                                   $22,405           $ 9,243          $ 4,789
----------------------------------------------------------------------------------------------------------------------------------

Supplemental Cash Flow Information Cash paid during the year for:
     Income taxes                                                                   $19,107           $17,842          $14,827
     Interest                                                                       $ 6,873           $ 8,291          $ 8,411

See notes to consolidated financial statements.


---------------------------------------------------------------------------------------------------------
                                                          STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY




                                                   Applied Industrial Technologies, Inc. and Subsidiaries

                                                         For the Years Ended June 30, 1997, 1996 and 1995


                                                                                  Income
                                       Shares of                Additional  Retained for     Treasury
                                    Common Stock       Common      Paid-in    Use in the    Shares-at
                                     Outstanding        Stock      Capital      Business         Cost
(Thousands, except per share amounts)
 .........................................................................................................
BALANCE AT JULY 1, 1994                   11,319      $10,000       $6,962      $165,807      ($32,278)
   Net income                                                                     16,909
   Cash dividends - $.47 per share                                                (5,397)
   Purchases of common stock for treasury   (180)                                               (3,874)
   Treasury shares issued for:
     401(k) Savings Plan contributions       140                     1,124                       1,788
     Exercise of stock options               225                     1,565                       2,789
     Restricted common stock awards          138                     1,232                       1,727
     Deferred compensation plans              46                       428                         595
   Amortization of restricted
     common stock compensation
   Other                                                                              83
 .........................................................................................................
BALANCE AT JUNE 30, 1995
   As previously reported                 11,688       10,000       11,311       177,402       (29,253)
   Pooling of interests
     with Engineered Sales                   486                    (6,499)        3,024         6,408
 .........................................................................................................
BALANCE AS RESTATED                       12,174       10,000        4,812       180,426       (22,845)
   Net income                                                                     23,334
   Cash dividends - $.54 per share                                                (6,528)
   Purchases of common stock for treasury    (86)                                               (2,212)
   Treasury shares issued for:
     Retirement Savings Plan contributions   138                     1,692                       1,805
     Exercise of stock options               107                       391                       1,390
     Restricted common stock awards            1                        13                          19
     Deferred compensation plan               43                       416                         583
   Amortization of restricted
     common stock compensation                                         204
   Increase in fair value of shares
     held in trust
 .........................................................................................................
BALANCE AT JUNE 30, 1996                  12,377       10,000        7,528       197,232       (21,260)
   Net income                                                                     27,092
   Cash dividends - $.62 per share                                                (7,682)
   Purchases of common stock for treasury   (166)                                               (4,568)
   Treasury shares issued for:
     Retirement Savings Plan contributions   109                     1,809                       1,568
     Exercise of stock options                52                       342                         747
     Restricted common stock awards            6                        68                          67
     Deferred compensation plans              35                       532                         463
   Amortization of restricted
     common stock compensation                                          32
   Increase in fair value of shares
     held in trust
 .........................................................................................................
Balance at June 30, 1997                  12,413      $10,000      $10,311       $216,642     ($22,983)
---------------------------------------------------------------------------------------------------------


                                               Shares Held       Unearned
                                              in Trust for     Restricted
                                                  Deferred         Common            Total
                                              Compensation          Stock    Shareholders'
                                                     Plans   Compensation           Equity
 .........................................................................................
BALANCE AT JULY 1, 1994                                                        $150,491
   Net income                                                                    16,909
   Cash dividends - $.47 per share                                               (5,397)
   Purchases of common stock for treasury                                        (3,874)
   Treasury shares issued for:
     401(k) Savings Plan contributions                                            2,912
     Exercise of stock options                                                    4,354
     Restricted common stock awards                              ($2,959)
     Deferred compensation plans                   ($1,023)
   Amortization of restricted
     common stock compensation                                       326            326
   Other                                              (403)                        (320)
 .........................................................................................
BALANCE AT JUNE 30, 1995
   As previously reported                           (1,426)       (2,633)       165,401
   Pooling of interests
     with Engineered Sales                                                        2,933
 .........................................................................................
BALANCE AS RESTATED                                 (1,426)       (2,633)       168,334
   Net income                                                                    23,334
   Cash dividends - $.54 per share                                               (6,528)
   Purchases of common stock for treasury                                        (2,212)
   Treasury shares issued for:
     Retirement Savings Plan contributions                                        3,497
     Exercise of stock options                                                    1,781
     Restricted common stock awards                                  (32)
     Deferred compensation plan                       (999)
   Amortization of restricted
     common stock compensation                                     1,465          1,669
   Increase in fair value of shares
     held in trust                                    (583)                        (583)
 .........................................................................................
BALANCE AT JUNE 30, 1996                            (3,008)       (1,200)       189,292
   Net income                                                                    27,092
   Cash dividends - $.62 per share                                               (7,682)
   Purchases of common stock for treasury                                        (4,568)
   Treasury shares issued for:
     Retirement Savings Plan contributions                                        3,377
     Exercise of stock options                                                    1,089
     Restricted common stock awards                                 (135)
     Deferred compensation plans                      (995)
   Amortization of restricted
     common stock compensation                                       385            417
   Increase in fair value of shares held
     in trust                                       (1,433)                      (1,433)
 .........................................................................................
BALANCE AT JUNE 30, 1997                           ($5,436)        ($950)      $207,584
-----------------------------------------------------------------------------------------

See notes to consolidated financial statements.


--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Applied Industrial Technologies, Inc. and Subsidiaries

                                        Years Ended June 30, 1997, 1996 and 1995

(Dollar amounts in thousands, except per share amounts)

 ................................................................................

1.   Business and Accounting Policies

Name Change
-----------
In October 1996, shareholders approved a change in the Company's name from Bearings, Inc. to Applied Industrial Technologies, Inc. effective January 1, 1997.

Business
--------
The Company distributes bearings, electrical and mechanical drive systems products, fluid power products and systems, industrial rubber products, general maintenance products and related specialty items. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets, to customers in a wide range of industries principally in the United States.

Consolidation
-------------
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash Equivalents
----------------
The Company considers all temporary investments with maturities of three months or less to be cash equivalents for purposes of the statements of consolidated cash flows.

Goodwill
--------
Goodwill is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill is amortized on a straight-line basis over 15 to 20 years.

Inventories
-----------
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method. (See Note 5 for further information regarding inventories.)

Depreciation
------------
Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years.

Income Taxes
------------
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

Net Income Per Share
--------------------
Net income per share is computed using the weighted average number of common shares outstanding for the period. Net income per share has not been adjusted for the effect of stock options as the dilutive effect would be less than 3% for each year. All shares and per-share data have been restated to reflect a three-for-two stock split effective December 4, 1995.
   In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. This statement simplifies the current standard for computing earnings per share
(EPS). At June 30, 1997, the Company had stock options outstanding, which would currently have a less than 3% dilution effect for reporting Diluted EPS under SFAS No. 128. SFAS No. 128 becomes effective for interim and annual financial statements beginning in the second quarter of fiscal 1998; earlier application is not permitted.

2.   Subsequent Event - Acquisition

Effective August 1, 1997, the Company completed the acquisition of the Invetech Company (Invetech), a distributor of bearings, mechanical and electrical drive system products, industrial rubber products and specialty maintenance and repair products. The aggregate purchase price including the issuance of 2.1 million shares of Company Common Stock was $93,900. The cash portion of the purchase price of $23,400 includes a $10,000 escrow account and was financed through available short-term lines of credit.
   The Company will account for the acquisition as a purchase and will include Invetech's results of operations from the effective date of the acquisition in its fiscal 1998 financial statements. The Company expects to incur a pre-tax nonrecurring charge of approximately $4,000 in the quarter ending September 30, 1997 for consolidation expenses and costs associated with disposal of duplicative capital assets.
   Unaudited pro forma combined net sales, net income and net income per share for the year ended June 30, 1997 giving effect to the acquisition as if it occurred at the beginning of the year would have been $1,481,200, $29,100 and $2.01, respectively. This unaudited pro forma information includes adjustments resulting from the allocation of the purchase price to the net assets of Invetech based on a preliminary analysis of the fair value of assets and liabilities assumed. The unaudited pro forma amounts do not include the expected pre-tax nonrecurring charge of approximately $4,000 or any potential expense reductions from the consolidation of certain facilities and administrative functions of the two companies. The unaudited pro forma financial information is not necessarily indicative of results of operations had the acquisition been made at July 1, 1996 or of future results of operations.

3.   Business Combinations

In February 1996, the Company exchanged 486,000 shares of the Company's Common Stock for all of the outstanding shares of Engineered Sales, Inc., a distributor of hydraulic, pneumatic and electro-hydraulic components, systems and related fluid power engineering services. This business combination was accounted for as a pooling of interests. The fiscal 1996 consolidated financial statements include results of operations of Engineered Sales for the entire fiscal year. The fiscal 1995 consolidated financial statements have not been restated as the effects are not material. Separate 1996 results of operations for Engineered Sales prior to the acquisition are not presented as the amounts are not material.
   In addition, during fiscal 1996, the Company acquired the assets of a distributor of drive products and a distributor of rubber products, for a total of $4,328. During fiscal 1995, the Company acquired the assets of a distributor of fluid power products, and of a distributor of bearings and drive systems products, for a total of $3,255. The acquisitions of these businesses were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Results of operations for these acquisitions are not material for all periods presented. Goodwill recognized in connection with these combinations is being amortized over 15 years.

4.   Sale of Division

In August 1996, the Company sold the Dixie Bearings Aircraft Division located in Atlanta, Georgia to Aviation Sales Company for $9,090. The assets were sold at their approximate net book value. The sale did not have a material effect on the consolidated financial statements.

5.   Inventories

Current Cost
------------
The current cost of inventories exceeds the LIFO cost as follows:

                                                                                          June 30

                                                                                  1997             1996

          ................................................................................................
          LIFO cost                                                             $103,069         $127,937
          Excess of current cost over LIFO cost                                   98,740          100,835
          ................................................................................................
          Current cost                                                          $201,809         $228,772
          ------------------------------------------------------------------------------------------------

LIFO Liquidations

During the years ended June 30, 1997, 1996 and 1995, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales and increased net income and net income per share, respectively, by $3,022, $1,754, and $.14 per share during 1997; $946, $515, and $.04 per share during 1996; and $3,127, $1,692 and $.15 per share during 1995.

6.   Other Assets

Other assets consist of the following:

                                                                                            June 30

                                                                                    1997             1996

          ...............................................................................................
          Deposits and investments                                               $9,225          $12,024
          Goodwill - net of amortization                                          5,080            5,281
          Other                                                                   3,589            5,295
          ...............................................................................................
          Total                                                                 $17,894          $22,600
          -----------------------------------------------------------------------------------------------


Substantially all investments are restricted and consist of money-market or similar liquid investments which have fair values approximately equal to their carrying values.

7.   Notes Payable and Long-Term Debt

Notes Payable
-------------
The Company has $155,000 of short-term lines of credit which require payment of interest at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under these lines of credit totaled $25,415 at June 30, 1997. The remaining unused lines available for short-term borrowings at June 30, 1997 totaled $129,585.

Long-Term Debt
--------------
The Company has $62,857 of long-term Senior Unsecured Term Notes, including $11,429 due during fiscal 1998. Interest is payable quarterly at a fixed interest rate of 7.82%. The principal amount is to be paid in semi-annual installments of $5,714 through 2003. These notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 1997, the most restrictive of these covenants required that the Company maintain a minimum tangible net worth of $130,128. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its long-term debt is more than its carrying value at June 30, 1997 by approximately $1,000.
   The Company has entered into an agreement with Prudential Insurance Company of America for an uncommitted shelf facility enabling the Company to borrow up to $50,000 in additional long-term financing. The Company may make long-term borrowings at its sole discretion, with terms ranging anywhere from seven to twenty years under this agreement. At June 30, 1997, there were no borrowings under this agreement.

Interest Rate Swaps
-------------------
Effective March 1, 1996, the Company entered into a two-year interest rate swap agreement with a major bank that effectively converts $15,000 of variable rate borrowings to a fixed rate. Under this agreement, the Company receives payments at variable rates based on LIBOR as determined at monthly intervals and makes payments at a fixed interest rate of 5.29%. The agreement is accounted for using the settlement method in which the periodic net cash settlements are recognized in interest expense when they accrue. The interest rate swap agreement had a nominal fair value at June 30, 1997.
   During fiscal 1995, the Company terminated a two-year interest rate swap agreement initiated in fiscal 1994. Costs to terminate were amortized to interest expense over the original term of the swap agreement.

8.   Income Taxes

Provision
---------
The provision (benefit) for income taxes consists of:


                                                                             Year Ended June 30

                                                                  1997              1996             1995

          ................................................................................................
          Current                                              $16,100           $18,944          $16,095
          Deferred                                               1,900            (1,444)          (3,345)
          ................................................................................................
          Total                                                $18,000           $17,500          $12,750
          ------------------------------------------------------------------------------------------------


The exercise of non-qualified stock options during fiscal 1997, 1996 and 1995 resulted in $368, $501 and $431, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Also, the accelerated vesting of Performance Accelerated Restricted Stock (PARS) in fiscal 1997 and 1996 resulted in $32 and $204, respectively, of income tax benefits. These tax benefits were credited to additional paid-in capital.

Effective Tax Rates
-------------------
The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:


                                                                              Year Ended June 30

                                                                   1997              1996             1995

          .................................................................................................
           Statutory tax rate                                      35.0%             35.0%            35.0%
           Effects of:
              State and local income taxes                          3.3               5.2              4.7
              Non-deductible expenses                               1.5               2.0              2.3
              Other, net                                             .1                .7              1.0
          .................................................................................................
           Effective tax rate                                      39.9%             42.9%            43.0%
          -------------------------------------------------------------------------------------------------

Balance Sheet
-------------
The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                              June 30
                                                                       1997             1996

          ..............................................................................................
          Depreciation and differences in property bases                       $(4,846)         $(4,618)
          Inventory                                                             (8,440)          (8,301)
          Compensation liabilities not currently deductible                      4,760            5,623
          Reserves not currently deductible                                      4,103            4,327
          Goodwill                                                               1,283            1,393
          Other                                                                    408              744
          ..............................................................................................
          Net deferred tax liability                                           $(2,732)         $  (832)
          ----------------------------------------------------------------------------------------------


Certain balances from fiscal year 1996 have been reclassified to be consistent with fiscal 1997.

9.   Stock Incentive Plans

The 1990 Long-Term Performance Plan (the "1990 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combinations as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of Common Stock which may be awarded in each fiscal year under the 1990 Plan is two percent (2%) of the total number of shares of Common Stock outstanding on the first day of each year for which the plan is in effect. Common Stock available for distribution under the 1990 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 1997 were 144,698 and 125,129 at June 30, 1996.
   Under the 1990 Plan, the Company has awarded PARS and stock options to officers and other key associates. PARS recipients are entitled to receive dividends and have voting rights on their respective shares but are restricted from selling or transferring the shares prior to vesting. The restricted stock vests after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the six-year vesting period or until such time as acceleration of vesting takes place. In fiscal 1997 and 1996, the Company recognized accelerated vesting of 5,000 and 64,000 shares, respectively, of previously awarded PARS. The stock options vest over a period of 4 years and expire after 10 years.
   At June 30, 1997, the Company has a fixed stock option plan as described above. The Company applied APB Opinion No. 25 and related interpretations in accounting for options granted under the 1990 Plan; accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost for the Company's stock options been determined based on fair value at the grant dates for awards under the 1990 Plan consistent with the method of FASB No. 123, the Company's net income and earnings per share would have been reduced to $26,502 and $2.14 in 1997 and $22,984 and $1.87 in 1996.
   Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 1997 and 1996 are:


          Expected life ........................................................7 years
          Risk-free interest rate ..............................................6.4%
          Dividend yield .......................................................2.0%
          Volatility ..........................................................20.1%

Information regarding these option plans is as follows:


                                                                           1997                     1996

                                                                        Weighted-                Weighted-
                                                                          Average                  Average
                                                                         Exercise                 Exercise
                                                              Shares        Price       Shares       Price

          .................................................................................................
           Outstanding at July 1                          584,750          $ 16.36     491,572     $ 13.12
           Granted                                        223,100            28.79     217,275       21.71
           Exercised                                      (51,838)           13.89    (107,597)      12.01
           Expired/canceled                               (11,376)           22.26     (16,500)      18.59
          .................................................................................................
           Outstanding at June 30                         744,636          $ 20.17     584,750     $ 16.36
          -------------------------------------------------------------------------------------------------

           Options exercisable at June 30                 337,946          $ 14.43    296,142      $ 12.88
          -------------------------------------------------------------------------------------------------
           Weighted-average
              fair value of options
              granted during the year                                      $  8.53                 $  6.45

The following table summarizes information about stock options outstanding at June 30, 1997:


                                                       Options Outstanding             Options Exercisable

                                                          Weighted-
                                                            Average    Weighted-                Weighted-
                                                          Remaining      Average                  Average
             Ranges of                      Numbers     Contractual     Exercise       Number    Exercise
          Exercise Prices               Outstanding            Life        Price  Exercisable       Price

          ..............................................................................................
          $  9  - $14                      192,104         3.9 Years     $ 12.04      192,104      $12.04
            14  -  20                      118,536         6.1             14.62       84,938       14.62
            20  -  25                      215,146         8.0             21.71       60,904       21.70
            25  -  30                      218,850         9.3             28.79
          ..............................................................................................
                                           744,636                                    337,946
          ----------------------------------------------------------------------------------------------

At June 30, 1997, option prices related to outstanding options ranged from $9.46 to $29.94 per share.

10.  Benefit Plans

Qualified Retirement Plans
--------------------------
Substantially all associates of the Company are covered by the Applied Industrial Technologies, Inc. Retirement Savings Plan. This plan is the result of a combination, effective July 1, 1995, of the Employees' Profit-Sharing Trust and the 401(k) Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 15 percent of their compensation. The matching contribution is made with the Company's Common Stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.
   The Company's expense for contributions to the plan was $4,895, $4,953, and $3,958 for the years ended June 30, 1997, 1996, and 1995, respectively.

Retiree Medical Benefits
------------------------
The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. At June 30, 1997 and 1996 the accumulated post-retirement benefit obligation was $860 and $830, respectively. The costs recognized for post-retirement benefits for fiscal 1997, 1996, and 1995 were not material.

Supplemental Executive Retirement Benefit Plan (SERP)
-----------------------------------------------------
The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

The funded status of the SERP plan is:


                                                                                   June 30

                                                                           1997             1996

          .......................................................................................
          Projected benefit obligation                                  $5,228            $4,852
          Unrecognized net loss                                           (887)             (802)
          Unrecognized prior service cost                                 (126)             (145)
          .......................................................................................
          Accrued pension liability, included in

             Other liabilities on the Consolidated

             Balance Sheets                                             $4,215            $3,905
          ---------------------------------------------------------------------------------------
          Accumulated benefit obligation, fully vested                  $4,165            $3,848
          ---------------------------------------------------------------------------------------

Periodic pension cost for the SERP consists of:

                                                                             Year Ended June 30

                                                                  1997              1996             1995

          ...............................................................................................
          Service cost - benefits earned                         $ 145             $ 132             $115
          Interest cost on projected benefit obligation            387               368              350
          Net amortization and deferral                             88               349              361
          ...............................................................................................
          Total                                                  $ 620             $ 849             $826
          -----------------------------------------------------------------------------------------------

Pension cost and benefit obligations shown above were determined using a discount rate of 8.0% and a rate of increase in compensation levels of 5.5%. At June 30, 1997 there were no assets under the plan. The Company funds the benefits when payments are made to participants.

Deferred Compensation Plans
---------------------------
The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Contributions consist of Company Common Stock and investments in money market and mutual funds. While held in trust, the Common Stock is reported as a contra-equity account and the money market and mutual fund investments are included in other assets in the accompanying consolidated balance sheets. The deferred compensation liabilities of $6,405 and $3,286 at June 30, 1997 and 1996, respectively, are recorded in other liabilities in the consolidated balance sheets.

11.  Commitments, Lease Obligations and Rent Expenses

The Company leases its corporate headquarters along with certain branch and distribution center facilities and computer equipment under non-cancellable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases, are $11,274 in 1998; $7,700 in 1999; $5,860 in 2000; $4,390 in 2001; $3,611 in 2002 and $36,835 after 2002.
   In connection with the lease of the corporate headquarters facility the Company has guaranteed repayment of $5,678 of bonds issued by the Cleveland-Cuyahoga County Port Authority as lessor and Cuyahoga County to fund construction of the facility.
   Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $12,891 in 1997, $12,077 in 1996, and $10,756 in 1995.
   The Company had outstanding letters of credit of $7.8 million at June 30, 1997. These letters of credit secure certain employee benefit and insurance obligations.

12.  Litigation

The 1990 agreement for the acquisition of King Bearing, Inc. (King) included specific indemnification of Applied Industrial Technologies, Inc. and King for any financial damages or losses related to a lawsuit pending against King in the Superior Court of Orange County, California. The indemnification was also guaranteed by the ultimate parent of King's former owner, a Fortune 500 company with stockholders' equity exceeding five billion dollars at June 30, 1997. A $32,400 judgment relating to this lawsuit was rendered against King in June 1992. The judgment was strongly contested by counsel retained by the indemnitor on behalf of King, and in September 1992, the trial court granted the motion of King for a new trial as to all but $219 in damages returned by the jury. On appeal, the California Court of Appeals, in September 1996, remanded the matter to the trial court for a new trial and reversed the trial court's exclusion of the $219 in damages from the new trial order. All alleged events relevant to the judgment occurred prior to the Company's purchase of King, and the jury found no liability on the part of the Company. In January 1997, King was merged into Applied Industrial Technologies, Inc. Due to the indemnification and guarantee, management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company.
   The Company is a defendant in several lawsuits for product liability matters. The Company is vigorously defending these lawsuits, which management believes are without merit. Although management cannot predict the outcomes of these lawsuits, they are not expected to have a material adverse effect on the Company's consolidated financial position.

13.  Subsequent Event-Stock Split

On August 15, 1997, the Company's Board of Directors approved a three-for-two common stock split payable on September 15,1997 to shareholders of record on August 29, 1997. Pro forma net income per share, giving retroactive effect to the three-for-two split, is as follows: $1.46 in 1997, $1.27 in 1996, and $0.97 in 1995. Financial information contained elsewhere in this annual report has not been adjusted to reflect the impact of the common stock split.

--------------------------------------------------------------------------------
                                                    INDEPENDENT AUDITORS' REPORT


                                                      [DELOITTE AND TOUCHE LOGO]


Shareholders and Board of Directors
Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries as of June 30, 1997 and 1996 and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Cleveland, Ohio
August 7, 1997 (August 15, 1997 as to Note 13.)

---------------------------------------------------------------------------------------------------------------------------
10 YEAR SUMMARY



                                                       1997                   1996                    1995                   1994
(Thousands, except per share amounts)
 ...........................................................................................................................
CONSOLIDATED OPERATIONS-
   YEAR ENDED JUNE 30
Net sales                                        $1,160,251             $1,143,749              $1,054,809               $936,254
Operating income                                     50,599                 49,281                  36,923                 27,817
Net income                                           27,092                 23,334                  16,909                 12,687
Per share data (A)

   Net income                                          2.19                   1.90                    1.46                   1.12
   Cash dividend                                        .62                    .54                     .47                    .43

YEAR-END POSITION - JUNE 30
Working capital                                    $164,723               $151,956                $153,555               $144,605
Long-term debt                                       51,428                 62,857                  74,286                 80,000
Total assets                                        394,114                404,072                 359,231                343,519
Shareholders' equity                                207,584                189,292                 165,401                150,491

YEAR-END STATISTICS - JUNE 30
Current ratio                                           2.4                    2.1                     2.4                    2.4
Branches                                                331                    337                     338                    339
Number of Shareholders                                4,676                  4,636                   4,379                  4,478

(A) All per share data have been restated to reflect a three for two stock split effective December 4, 1995.

                                                                             Applied Industrial Technologies, Inc. and Subsidiaries

         1993                    1992                   1991                    1990                   1989                    1988




     $831,432                $817,813               $814,000                $651,271               $630,281                $542,883
       20,521                   4,703                 17,115                  25,281                 33,463                  25,000
        8,927                 (1,666)                  4,282                  12,201                 18,313                  14,948


          .82                   (.16)                    .41                    1.13                   1.63                    1.26
          .43                     .43                    .43                     .43                    .37                     .33


     $130,860                 $41,967                $54,695                 $64,091                $75,134                 $77,606
       80,000
      315,935                 330,619                327,939                 380,224                251,376                 222,957
      134,940                 128,830                134,203                 135,338                134,848                 128,919


          2.4                     1.2                    1.3                     1.3                    1.7                     1.9
          323                     333                    341                     363                    267                     266
        4,449                   4,354                  4,025                   3,583                  3,204                   4,051