Form 10-K405, Exhibit 13
period 1998-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 1998-09-23
CIK 109563

                                                                      Exhibit 13

                     MANAGEMENT'S DISCUSSION ANDANALYSIS

               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1998 VS 1997

The Company acquired Invetech Company (Invetech), a privately held industrial distributor based in Detroit, Michigan, effective August 1, 1997. Invetech's operations were consolidated with those of the Company as of the acquisition date. The increases in net sales, cost of sales and selling, distribution and administrative expenses from the prior year relate primarily to Invetech's operations. The Company expects to continue expanding its business through strategic acquisitions. The Company also seeks to grow revenues by selling additional products to customers who have traditionally relied on the Company for bearing products. The Company does not expect inflation to have a material impact on future revenues.

    The Company's gross margin (net sales less cost of sales) as a percentage of sales of 26.3% in 1998 was consistent with the 26.4% gross margin in 1997. The 1998 margin was slightly lower than prior years due to favorable LIFO cost adjustments of $3.0 million or .3% of sales in 1997 (See Note 4 to the Consolidated Financial Statements) offset in part by changes in the product mix and lower merchandise costs. The fourth quarter gross margin of 27.6% was higher than the comparable prior year quarter of 26.9% primarily due to the annual physical inventory adjustment.

    Selling, distribution and administrative expenses, as a percentage of sales, increased slightly in 1998 to 22.4% from 22.0% in 1997. This increase was primarily due to a pre-tax nonrecurring $4.0 million charge for consolidation expenses and costs associated with the disposal of duplicate property and other assets related to Invetech and other acquisitions and higher goodwill amortization. These increased costs were partially offset by the benefits from consolidating certain administrative functions of Invetech and other acquired companies.

    Operating income increased to $58.5 million in 1998 from $50.6 million in 1997. As a percentage of sales, operating income decreased slightly to 3.9% in 1998 from 4.4% in 1997. The $7.9 million increase in operating income was primarily due to Invetech and other acquisitions while the percentage decrease is primarily due to higher selling, distribution and administrative expenses as a percentage of sales.

    Interest expense for 1998 increased $3.1 million or 48% as compared to prior year primarily as a result of an increase in average borrowings related to Invetech and other acquisitions and higher working capital balances.

    Income tax expense as a percentage of income before income taxes decreased to 39.5% in 1998 from 39.9% in 1997. The decrease in the effective tax rate resulted from lower effective state and local income tax rates and from the resolution of certain tax contingencies.

    Net income for the fiscal year ended June 30, 1998 improved 11.2% over the prior year. Net income per share-diluted decreased 4.2% to $1.38 in 1998 from $1.44 in 1997 primarily due to the 3.2 million increase in the average number of shares outstanding as a result of the Invetech acquisition.

    The number of associates was 5,061 at June 30, 1998 and 4,101 at June 30, 1997.

YEAR ENDED JUNE 30, 1997 VS 1996

Sales in 1997 increased 1.4% to $1,160.3 million from 1996 sales of $1,143.7 million. The lower level of sales increase resulted from an overall slowing in certain industries which exhibited strength in the prior year, particularly in certain traditionally cyclical industries. The decline in sales growth was also affected by the sale of the Dixie Aircraft division during the first quarter of fiscal 1997.

    Gross margin as a percentage of sales increased to 26.4% in 1997 from 25.8% in 1996. The increase in the gross margin resulted from an increase in favorable LIFO cost adjustments (See Note 4 to the Consolidated Financial Statements) and from changes in the product mix, as sales of lower margin bearing products declined and sales of non-bearing products with higher margins continued to grow.

    Selling, distribution and administrative expenses as a percentage of sales were 22.0% in 1997 and 21.5% in 1996. The increase in expenses as a percent of sales was primarily the result of increased compensation and health care costs.

    Operating income increased to $50.6 million in 1997 from $49.3 million in 1996. As a percentage of sales, operating income increased to 4.4% in 1997 from 4.3% in 1996. This improved operating margin resulted from higher gross margins on sales.

    Interest expense for 1997 decreased $2.5 million or 28% as a result of decreased borrowings.

    Income tax expense as a percentage of income before income taxes decreased to 39.9% in 1997 from 42.9% in 1996. The decrease in the effective tax rate resulted from lower effective state and local income tax rates and from Federal income tax credits.

    Net income for the fiscal year ended June 30, 1997 improved 16.1% over the prior year. Earnings per share-diluted increased 15.2% to $1.44 in 1997 from $1.25 in 1996.

    The number of associates was 4,101 at June 30, 1997 and 4,133 at June 30, 1996.



LIQUIDITY AND WORKING CAPITAL

The Company generated $1.2 million from operating activities in 1998 compared to $41.8 million in 1997. The primary reasons for the difference relate to increases in inventory and receivables without a corresponding increase in operating liabilities. Operating liabilities decreased due to the timing of inventory purchases and settlement of certain liabilities incurred in connection with various acquisitions. Inventories have increased to support higher growth technologies and due to a temporary duplication attributable to the consolidation of branches and distribution centers after the Invetech acquisition. These differences are partially offset by a decrease in other current assets and by increases in the Company's goodwill amortization and depreciation expense.

    Cash provided from operations is expected to improve as inventory levels are reduced and the sales of the non-bearing technologies continue to expand.

    Cash used in investing activities increased approximately $52 million in 1998 compared with 1997. The increase is primarily due to the net cash paid for business acquisitions of $32.9 million and an increase in property purchases of $12.3 million.

    The investments in property of $33.9 million in 1998 were primarily for building and upgrading branch and distribution center facilities, and acquiring vehicles and data processing equipment.

    Cash provided by financing activities increased $66.1 million in 1998 due to the use of credit facilities and long term debt to finance acquisitions and increases in working capital.

    The Company is obligated for rental payments under operating leases on 230 of its 442 branch, distribution center and other operating locations. See Note 10 to the Consolidated Financial Statements for annual rental commitments.

    Working capital at June 30, 1998 was $221.8 million compared to $164.7 million at June 30, 1997. This increase is primarily due to the acquisition of Invetech and other companies. The current ratio was 2.1 and 2.4 at June 30, 1998 and 1997 respectively.



CAPITAL RESOURCES

Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit and long-term debt facilities and from operating lease arrangements.

    Average combined short-term and long-term borrowing was $130.1 million in 1998 and $89.4 million in 1997. Effective interest rates on short-term borrowings were 6.0% in 1998 and 6.3% in 1997. The Company has short-term lines of credit with commercial banks totaling $160 million. The Company had $43 million of borrowings under these bank short-term lines of credit at June 30, 1998. Unused lines of credit totaling $117 million are available for future short-term financing needs.

    In January 1998 the Company borrowed $50 million at 6.6% under a shelf facility agreement with the Prudential Insurance Company of America. Proceeds from these notes were used to repay short-term debt.

    The Company is negotiating with a group of lending institutions to establish a $150 million committed revolving credit facility. Management anticipates this facility will be finalized during the first quarter of fiscal 1999. The proceeds are expected to be used to pay down the current short term line of credit borrowings, and fund future acquisitions or other capital requirements and other operating activities.

    The Board of Directors has authorized the purchase of up to 1,000,000 shares of the Company's common stock to fund employee benefit programs, stock option and award programs and other corporate purposes. These purchases can be made in open market or negotiated transactions, from time to time, de-pending upon market conditions. Under a previous Board authorization, the Company acquired 291,000 shares of its common stock for $8.1 million during the year ended June 30, 1998.

    Management expects that capital resources provided from operations, available lines of credit, long-term debt and operating leases will be sufficient to finance normal working capital needs, acquisitions, enhancement of facilities and equipment and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained if desired.



OTHER MATTERS

Effective August 1, 1997, the Company completed the acquisition of Invetech. The aggregate purchase price including the issuance of 3.2 million shares of the Company common stock was $93.9 million plus the assumption of $8.0 million of term debt. The cash portion of the purchase price of $23.4 million was financed through available short-term lines of credit.

    The Company incurred a pre-tax nonrecurring charge of approximately $4.0 million in the quarter ended September 30, 1997 for consolidation expenses and costs associated with the disposal of duplicative capital assets. See Note 2 to the Consolidated Financial Statements.



YEAR 2000 ISSUE

The Company's progress in completing its Year 2000 activities is overseen by an executive task force made up of representatives from all key management areas. The task force in turn reports to the audit committee of the Board of Directors. Additionally, the Company has retained an outside Year 2000 consultant to provide an independent assessment of the Company's Year 2000 compliance efforts.

   The Company's plan for assessment, remediation, replacement and testing of those of its internal computer systems affected by the Year 2000 issue is proceeding on schedule. For business reasons, the Company's financial information systems are being replaced with a new Year 2000-compliant system, which the Company expects to be operating by early calendar year 1999. The Company has completed its assessment, and is presently conducting remediation, of its other critical systems, including its corporate information system and its OMNEX(R) inventory and sales information system. The Company expects to have completed remediation and testing of these systems by early calendar year 1999.

   The Year 2000 issue also affects certain of the Company's non-critical computer systems and equipment containing embedded technology. While the Company has largely completed its assessment of these non-critical systems, remediation and testing are scheduled to be completed by various dates before the end of calendar year 1999.

   If the requisite changes to the Company's critical systems are not made or are not completed in a timely manner, then the Year 2000 issue could have a material adverse effect on the Company's business, financial condition or results of operations. For example, the Company could be rendered unable to process ordinary business transactions electronically. The Company's order fulfillment process could be interrupted, leaving the Company unable to fulfill commitments to customers. To reduce the risk of business interruption, the Company is preparing contingency plans to operate its branch locations and distribution centers without computers. These plans are scheduled to be completed by various dates before the end of calendar year 1999.

   Nearly all of the products sold by the Company do not contain date logic. The Company is attempting, through contacts with its product suppliers, to identify any products sold by the Company that are susceptible to the Year 2000 issue. To date, no such products have been identified.

   The Company has sought written assurances from key product and service suppliers as to their Year 2000 compliance plans. Follow-up interviews are being conducted with those suppliers with whom the Company has the most significant relationships and with certain key customers. The Company will consider appropriate measures, including substitution of suppliers, in the event that a supplier provides an inadequate response. If the Company's suppliers or customers fail to achieve Year 2000 compliance in a timely manner, then the Year 2000 issue could have a material adverse effect on the Company. For example, suppliers' failures to deliver products to the Company due to the Year 2000 issue could render the Company unable to fulfill commitments to customers unless those products or adequate substitutes can be secured elsewhere. Customers affected by the Year 2000 issue could reduce their volume of purchases from the Company or slow their payments for products already delivered.

   Despite its efforts, the Company will not be able to analyze fully the scope or nature of the risk represented by the failure of third parties, including suppliers and customers, to attain Year 2000 compliance. The Company expects, however, that the actions described in this section will significantly reduce the likelihood that the Year 2000 issue would have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

   Based on currently available information, the total cost of the Company's Year 2000 activities is not expected to be material to its financial condition or results of operations. The Company further anticipates that its current resources and sources of liquidity will be adequate to address the capital needs arising from its specific Year 2000 issues.



CAUTIONARY STATEMENT
UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to shareholders, including management's discussion and analysis, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved.

   Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of product; changes in operating expenses; the effect of price increases; the variability and timing of business opportunities including acquisitions, customer agreements, supplier authorizations and other business strategies; the Company's ability to realize the anticipated benefits of acquisitions and other business opportunities; adverse effects of the Year 2000 issue on the business of the Company, its suppliers and customers; changes in accounting policies and practices; the effect of organizational changes within the Company; adverse results in significant litigation matters; adverse state and federal regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, fires, floods and accidents).

Applied Industrial Technologies, Inc. and Subsidiaries


STATEMENTS OF
CONSOLIDATED INCOME

                                                    ------------------------------------------------------
                                                                    Year Ended June 30
                                                    ------------------------------------------------------
                                                         1998               1997                1996
(In thousands, except per share amounts)
----------------------------------------------------------------------------------------------------------
NET SALES                                            $ 1,491,405         $  1,160,251        $  1,143,749
----------------------------------------------------------------------------------------------------------
COST AND EXPENSES
   Cost of sales                                       1,099,472              854,230             848,682
   Selling, distribution and administrative              333,413              255,422             245,786
----------------------------------------------------------------------------------------------------------
                                                       1,432,885            1,109,652           1,094,468
----------------------------------------------------------------------------------------------------------
OPERATING INCOME                                          58,520               50,599              49,281
----------------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                           9,549                6,463               8,975
INTEREST INCOME                                             (854)                (956)               (528)
----------------------------------------------------------------------------------------------------------
                                                           8,695                5,507               8,447
----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                49,825               45,092              40,834
----------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE
   Federal                                                17,400               15,700              14,250
   State and local                                         2,300                2,300               3,250
----------------------------------------------------------------------------------------------------------
                                                          19,700               18,000              17,500
----------------------------------------------------------------------------------------------------------
NET INCOME                                           $    30,125         $     27,092        $     23,334
==========================================================================================================
NET INCOME PER SHARE - BASIC                         $      1.40         $       1.47        $       1.26
==========================================================================================================
NET INCOME PER SHARE - DILUTED                       $      1.38         $       1.44        $       1.25
==========================================================================================================


See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

CONSOLIDATED
BALANCE SHEETS

                                                                 -----------------------------------
                                                                                June 30
                                                                 -----------------------------------
                                                                        1998               1997
                                                                 -----------------------------------

(In thousands)
----------------------------------------------------------------------------------------------------
ASSETS
   Current assets
     Cash and temporary investments                              $         9,344    $        22,405
     Accounts receivable, less allowances of $3,500 and $2,400           206,313            153,080
     Inventories                                                         192,042            103,069
     Other current assets                                                  7,214              6,905
----------------------------------------------------------------------------------------------------
   Total current assets                                                  414,913            285,459
----------------------------------------------------------------------------------------------------
   Property - at cost
     Land                                                                 12,363             12,281
     Buildings                                                            69,103             66,157
     Equipment                                                            94,705             81,132
----------------------------------------------------------------------------------------------------
                                                                         176,171            159,570
     Less accumulated depreciation                                        63,102             68,809
----------------------------------------------------------------------------------------------------
   Property - net                                                        113,069             90,761
----------------------------------------------------------------------------------------------------
   Goodwill - net                                                         53,243              5,604
   Other assets                                                           24,866             12,290
----------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                            $       606,091    $       394,114
====================================================================================================
LIABILITIES
   Current liabilities
     Notes payable                                               $        42,973    $        25,415
     Current portion of long-term debt                                    19,429             11,429
     Accounts payable                                                     79,091             49,469
     Compensation and related benefits                                    22,702             19,025
     Other current liabilities                                            28,952             15,398
----------------------------------------------------------------------------------------------------
   Total current liabilities                                             193,147            120,736
   Long-term debt                                                         90,000             51,428
   Other liabilities                                                      28,439             14,366
----------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                               311,586            186,530
----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500 shares
     authorized; none issued or outstanding
   Common stock - no par value; 50,000 shares
     authorized; 24,095 and 20,931 shares issued                          10,000             10,000
   Additional paid-in capital                                             82,865             10,311
   Income retained for use in the business                               236,109            216,642
   Treasury shares - at cost (1,993 and 2,310 shares)                    (24,391)           (22,983)
   Shares held in trust for deferred compensation plans                   (5,149)            (5,436)
   Unearned restricted common stock compensation                          (4,929)              (950)
----------------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                      294,505            207,584
----------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $       606,091    $       394,114
====================================================================================================


See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF
CONSOLIDATED CASH FLOWS

                                                                                       ---------------------------------
                                                                                              Year Ended June 30
                                                                                       ---------------------------------
                                                                                        1998         1997       1996

(In thousands)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                          $ 30,125    $ 27,092    $ 23,334
   Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation                                                                        16,428      13,574      13,478
     Deferred income taxes                                                                5,065       1,900      (1,444)
     Provision for losses on accounts receivable                                          2,075       1,743       2,123
     Gain on sale of property                                                            (1,015)       (921)     (1,119)
     Amortization of restricted common stock compensation and goodwill                    4,569         857       1,959
     Treasury shares contributed to employee benefit and deferred
      compensation plans                                                                  4,945       4,372       4,496
     Changes in current assets and liabilities, net of acquisitions and disposition:
      Accounts receivable                                                               (11,280)     (2,315)     (9,132)
      Inventories                                                                       (34,519)     18,868     (12,889)
      Other current assets                                                                1,193      (4,471)      1,722
      Accounts payable and accrued expenses                                             (16,383)    (18,949)     13,908
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 1,203      41,750      36,436
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                                   (33,861)    (21,579)    (23,536)
   Proceeds from property sales                                                           9,955       6,898       4,803
   Proceeds from sale of Aircraft Division                                                            9,090
   Net cash paid for acquisition of businesses, net of cash
     acquired of $5,307 in 1998                                                         (32,949)                 (4,328)
   Deposits and other                                                                     3,744       4,234      (7,729)
------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                   (53,111)     (1,357)    (30,790)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------
   Borrowings (repayments) under line of credit agreements - net                         17,558      (4,641)     11,481
   Long-term debt borrowings                                                             50,000
   Long-term debt repayments                                                            (12,075)    (11,429)     (5,714)
   Exercise of stock options                                                              1,789       1,089       1,781
   Dividends paid                                                                       (10,277)     (7,682)     (6,528)
   Purchases of treasury shares                                                          (8,148)     (4,568)     (2,212)
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                      38,847     (27,231)     (1,192)
------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and temporary investments                                (13,061)     13,162       4,454
   Cash and temporary investments at beginning of year                                   22,405       9,243       4,789
------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR                                          $  9,344    $ 22,405    $  9,243
=========================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
     Income taxes                                                                      $ 16,953    $ 19,107    $ 17,842
     Interest                                                                          $ 10,043    $  6,873    $  8,291


See notes to consolidated financial statements.

                          Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF
CONSOLIDATED SHAREHOLDERS' EQUITY

                                                      --------------------------------------------------------------------------
                                                                   For the Years Ended June 30, 1998, 1997 and 1996
                                                      --------------------------------------------------------------------------

                                                                                                                    Income
                                                        Shares of                              Additional        Retained for
                                                      Common Stock             Common           Paid-in           Use in the
                                                       Outstanding              Stock           Capital             Business
(In thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JULY 1, 1995                                      18,261    $        10,000    $         4,812    $       180,426
   Net income                                                                                                         23,334
   Cash dividends - $.36 per share                                                                                    (6,528)
   Purchases of common stock for treasury                      (129)
   Treasury shares issued for:
     Retirement Savings Plan contributions                      206                                 1,692
     Exercise of stock options                                  161                                   391
     Restricted common stock awards                               2                                    13
     Deferred compensation plans                                 65                                   416
   Amortization of restricted
     common stock compensation                                                                        204
   Increase in fair value of shares held in trust
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1996                                     18,566             10,000              7,528            197,232
   Net income                                                                                                         27,092
   Cash dividends - $.41 per share                                                                                    (7,682)
   Purchases of common stock for treasury                      (249)
   Treasury shares issued for:
     Retirement Savings Plan contributions                      164                                 1,809
     Exercise of stock options                                   78                                   342
     Restricted common stock awards                               9                                    68
     Deferred compensation plans                                 53                                   532
   Amortization of restricted
     common stock compensation                                                                         32
   Increase in fair value of shares held in trust
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1997                                     18,621             10,000             10,311            216,642
   Net income                                                                                                         30,125
   Cash dividends - $.47 per share                                                                                   (10,277)
   Purchases of common stock for treasury                      (291)
   Issuance of common stock for the
     acquisition of Invetech Company                          3,165                                63,374
   Treasury shares issued for:
     Retirement Savings Plan contributions                      152                                 2,430
     Exercise of stock options                                  103                                   610
     Restricted common stock awards                             201                                 3,560
     Deferred compensation plans                                 28                                   450
     Acquisition of Associated Bearings
      Company                                                   123                                 1,770
   Amortization of restricted
     common stock compensation                                                                        360
   Decrease in fair value of shares held in trust
   Other                                                                                                                (381)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                                     22,102    $        10,000    $        82,865    $       236,109
================================================================================================================================

                                                      --------------------------------------------------------------------------
                                                                   For the Years Ended June 30, 1998, 1997 and 1996
                                                      --------------------------------------------------------------------------

                                                                         Shares Held         Unearned
                                                                         in Trust for       Restricted
                                                       Treasury           Deferred            Common          Total
                                                      Shares-at         Compensation           Stock       Shareholders'
                                                         Cost               Plans          Compensation       Equity
(In thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------

BALANCE AT JULY 1, 1995                          $       (22,845)   $        (1,426)   $        (2,633)   $       168,334
   Net income                                                                                                      23,334
   Cash dividends - $.36 per share                                                                                 (6,528)
   Purchases of common stock for treasury                 (2,212)                                                  (2,212)
   Treasury shares issued for:
     Retirement Savings Plan contributions                 1,805                                                    3,497
     Exercise of stock options                             1,390                                                    1,781
     Restricted common stock awards                           19                                   (32)
     Deferred compensation plans                             583               (999)
   Amortization of restricted
     common stock compensation                                                                   1,465              1,669
   Increase in fair value of shares held in trust                              (583)                                 (583)
--------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1996                                 (21,260)            (3,008)            (1,200)           189,292
   Net income                                                                                                      27,092
   Cash dividends - $.41 per share                                                                                 (7,682)
   Purchases of common stock for treasury                 (4,568)                                                  (4,568)
   Treasury shares issued for:
     Retirement Savings Plan contributions                 1,568                                                    3,377
     Exercise of stock options                               747                                                    1,089
     Restricted common stock awards                           67                                  (135)
     Deferred compensation plans                             463               (995)
   Amortization of restricted
     common stock compensation                                                                     385                417
   Increase in fair value of shares held in trust                            (1,433)                               (1,433)
--------------------------------------------------------------------------------------------------------------------------

BALANCE AT JUNE 30, 1997                                 (22,983)            (5,436)              (950)           207,584
   Net income                                                                                                      30,125
   Cash dividends - $.47 per share                                                                                (10,277)
   Purchases of common stock for treasury                 (8,148)                                                  (8,148)
   Issuance of common stock for the
     acquisition of Invetech Company                                                                               63,374
   Treasury shares issued for:
     Retirement Savings Plan contributions                 1,777                                                    4,207
     Exercise of stock options                             1,179                                                    1,789
     Restricted common stock awards                        2,005                                (5,565)
     Deferred compensation plans                             288               (738)
     Acquisition of Associated Bearings
      Company                                              1,491                                                    3,261
   Amortization of restricted
     common stock compensation                                                                   1,586              1,946
   Decrease in fair value of shares held in trust                             1,025                                 1,025
   Other                                                                                                             (381)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                         $       (24,391)   $        (5,149)   $        (4,929)   $       294,505
==========================================================================================================================


See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
                                        ----------------------------------------
                                        Years Ended June 30, 1998, 1997 and 1996
                                        ----------------------------------------


(Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
1. BUSINESS AND ACCOUNTING POLICIES


Business

The Company distributes bearings, power transmission products and systems, industrial rubber products, hydraulic and pneumatic (together referred to as fluid power) products and systems, linear motion products, general maintenance products and related specialty items. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets, to customers in a wide range of industries, principally in the United States.



Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.



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



Goodwill

Goodwill is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill is amortized on a straight-line basis over 15 to 30 years. The accumulated amortization was $5,474 at June 30, 1998, and $2,491 at June 30, 1997.



Inventories

Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method. See Note 4 for further information regarding inventories.



Depreciation

Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years.


Revenue Recognition

Revenue is recognized when products are shipped to the customer.



Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.



Net Income Per Share

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share. All prior amounts have been restated to conform to the basic and diluted presentation.



   All share and per share data have also been restated to reflect three-for-two stock splits effective September 15, 1997 and December 4, 1995. The following is a computation of the basic and diluted earnings per share:

                                                                 ------------------------------------------
                                                                              Year Ended June 30
                                                                 ------------------------------------------
                                                                    1998              1997             1996
            (In thousands, except per share amounts)
            -----------------------------------------------------------------------------------------------
            NET INCOME
            Net income as reported in statements
              of consolidated income                             $30,125          $ 27,092          $23,334
            ===============================================================================================

            AVERAGE SHARES OUTSTANDING
            Weighted average common shares
              outstanding for basic computation                   21,466            18,465           18,462
            Dilutive effect of:
              Stock options                                          310               252              226
              Performance Accelerated Restricted Stock (PARS)         51                52               40
            -----------------------------------------------------------------------------------------------
            Weighted average common shares
              outstanding for diluted computation                 21,827            18,769           18,728


            ===============================================================================================
            NET INCOME PER SHARE
            Net income per share - basic                         $  1.40          $   1.47          $  1.26
            ===============================================================================================
            Net income per share - diluted                       $  1.38          $   1.44          $  1.25
            ===============================================================================================


New Accounting Standard

In June 1997, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement establishes standards for the reporting of financial information about reportable segments in annual and interim financial statements. SFAS No. 131 also requires disclosure of revenues from each group of products and services, geographic areas and major customers. This statement is effective for the June 30, 1999 financial statements. The Company has not completed its evaluation of the impact SFAS No. 131 will have on its financial statement disclosures.


2. BUSINESS COMBINATIONS


Effective August 1, 1997, the Company completed the acquisition of Invetech Company (Invetech), a distributor of bearings, mechanical and electrical drive system products, industrial rubber products, linear technologies and specialty maintenance and repair products. The aggregate purchase price was $93,900 including the issuance of 3,165,000 shares of Company common stock, plus the assumption of $8,000 of term debt. The $23,400 cash portion of the purchase price was financed through available short-term lines of credit.

    The Company accounted for the acquisition as a purchase and has included Invetech's results of operations from the effective date of the acquisition. The Company incurred a pre-tax nonrecurring charge of $4,000 in the quarter ended September 30, 1997 for consolidation expenses and costs associated with disposal of duplicative property and other assets. The purchase price was allocated based on estimated fair values at the date of acquisition. Goodwill representing the excess of the purchase price over assets acquired of $34,843 is being amortized on a straight-line basis over 30 years.

    During the year ended June 30, 1998, the Company acquired certain assets of two rubber fabrication and repair shops, the stock of two distributors of fluid power products, and two distributors of bearings, power transmission products and industrial supplies for an aggragate purchase price of $18,117 including the issuance of 123,000 shares of Company stock. The $14,856 cash portion of the aggregate purchase price was financed through available short-term lines of credit. The acquisitions of these businesses were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Goodwill of $9,959, recognized in connection with these combinations, is being amortized over 15 years.

    The following table summarizes the unaudited consolidated pro forma results of operations, as if these acquisitions had occurred at the beginning of the following periods:

                                                                                ---------------------------
                                                                                     Year Ended June 30
                                                                                ---------------------------

                                                                                      1998             1997

            (Unaudited)
            -----------------------------------------------------------------------------------------------
            Net sales                                                           $1,539,890       $1,530,533
            Income before income taxes                                              48,242           48,094
            Net income                                                              29,175           29,140
            Net income per share-basic                                                1.34             1.34
            Net income per share-diluted                                              1.32             1.32



    The unaudited pro forma amounts include the pre-tax nonrecurring charge of $4,000 for the year ended June 30, 1998. This pro forma information is not necessarily indicative of the results that actually would have been attained if the operations had been combined during the periods presented and is not intended to be a projection of future results.

    On February 9, 1996, the Company exchanged 486,000 shares of the Company's common stock for all of the outstanding shares of Engineered Sales, Inc., a distributor of hydraulic, pneumatic and electro-hydraulic components, systems and related fluid power engineering services. This business combination was accounted for as a pooling of interests. In addition, during fiscal 1996 the Company acquired the assets of a distributor of drive products and a distributor of rubber products, for a total of $4,328. The acquisitions of these businesses were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Results of operations for these acquisitions are not material for all periods presented. Goodwill recognized in connection with these combinations is being amortized over 15 years.


3. SALE OF DIVISION

On August 9, 1996, the Company sold the Dixie Bearings Aircraft Division, located in Atlanta, Georgia, to Aviation Sales Company for $9,090. The assets were sold at their approximate net book value. The sale did not have a material effect on the consolidated financial statements.


4. INVENTORIES


Current Cost

The current cost of inventories exceeds the LIFO cost as follows:

                                                                                ---------------------------
                                                                                           June 30
                                                                                ---------------------------

                                                                                      1998             1997

            -----------------------------------------------------------------------------------------------
            LIFO cost                                                             $192,042         $103,069
            Excess of current cost over LIFO cost                                  103,298           98,740
            -----------------------------------------------------------------------------------------------
            Current cost                                                          $295,340         $201,809
            ===============================================================================================


LIFO Liquidations

During the years ended June 30, 1997 and 1996, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales and increased net income and net income per share, respectively, $3,022, $1,754, and $.09 per share during 1997 and $946, $515 and $.03 per share during 1996.


5. OTHER BALANCE SHEET INFORMATION


Other assets consist of the following:

                                                                                ---------------------------
                                                                                           June 30
                                                                                ---------------------------

                                                                                      1998             1997

            -----------------------------------------------------------------------------------------------
            Deposits and investments                                              $ 13,877          $ 9,225
            Deferred tax assets                                                      4,447              599
            Other                                                                    6,542            2,466
            -----------------------------------------------------------------------------------------------
            Total                                                                 $ 24,866          $12,290
            ===============================================================================================


Substantially all investments are restricted and consist of money-market or similar liquid investments which have fair values approximately equal to their carrying values.


Other current liabilities consist of the following:

                                                                                ---------------------------
                                                                                           June 30
                                                                                ---------------------------

                                                                                      1998             1997

            -----------------------------------------------------------------------------------------------
            Deferred tax liabilities                                              $ 11,242          $ 3,331
            Accrued insurance                                                        4,756            5,106
            Other                                                                   12,954            6,961
            -----------------------------------------------------------------------------------------------
            Total                                                                 $ 28,952          $15,398
            ===============================================================================================

6. NOTES PAYABLE AND LONG-TERM DEBT

Notes Payable

The Company has $160,000 of short-term lines of credit which require payment of interest at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under these lines of credit totaled $42,973 at June 30, 1998. The weighted average interest rate for outstanding borrowings at June 30, 1998 was 6.0%. The remaining unused lines available for short-term borrowings at June 30, 1998 totaled $117,027.

Long-Term Debt
Long-term debt consists of:

                                                                                -----------------------------
                                                                                           June 30
                                                                                -----------------------------
                                                                                      1998             1997

            -------------------------------------------------------------------------------------------------
            7.82% Senior unsecured term notes, due in semi-annual
              installments of $5,714 through 2003                                 $ 51,429          $62,857
            6.6% Senior unsecured term note, due at maturity
              in December 2007                                                      50,000
            5.97% Bank term loan, due in December 1998                               8,000
            -------------------------------------------------------------------------------------------------
            Total                                                                  109,429           62,857
            Less current portion                                                    19,429           11,429
            -------------------------------------------------------------------------------------------------
            Noncurrent portion                                                    $ 90,000          $51,428
            ==================================================================================================

The senior unsecured term notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 1998, the most restrictive of these covenants required that the Company maintain a minimum tangible net worth of $139,166. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its long-term debt is more than its carrying value at June 30, 1998 by approximately $1,618.

   The Company is in the process of negotiating a $150,000 committed revolving credit facility with a group of lending institutions. Management anticipates this facility will be used to fund future acquisitions or other capital requirements.

7. INCOME TAXES

Provision
The provision (benefit) for income taxes consists of:

                                                              -----------------------------------------------
                                                                               Year Ended June 30
                                                              -----------------------------------------------
                                                                    1998              1997             1996

            -------------------------------------------------------------------------------------------------
            Current                                              $14,635          $ 16,100          $18,944
            Deferred                                               5,065             1,900           (1,444)
            -------------------------------------------------------------------------------------------------
            Total                                                $19,700          $ 18,000          $17,500
            =================================================================================================

The exercise of non-qualified stock options during fiscal 1998, 1997 and 1996 resulted in $645, $368 and $501, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Also, the accelerated vesting of Performance Accelerated Restricted Stock (PARS) in fiscal 1998, 1997 and 1996 resulted in $360, $32 and $204, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were credited to additional paid-in capital.

Effective Tax Rates
The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                                              -----------------------------------------------
                                                                               Year Ended June 30
                                                              -----------------------------------------------
                                                                    1998              1997             1996

            -------------------------------------------------------------------------------------------------
            Statutory tax rate                                   35.0%            35.0%             35.0%
            Effects of:
              State and local income taxes                        3.0               .3               5.2
              Non-deductible expenses                             2.1              1.5               2.0
              Other, net                                          (.6)              .1                .7
            -------------------------------------------------------------------------------------------------
            Effective tax rate                                   39.5%            39.9%             42.9%
            =================================================================================================

Balance Sheet
The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                                -----------------------------
                                                                                           June 30
                                                                                -----------------------------

                                                                                      1998             1997

            -------------------------------------------------------------------------------------------------
            Depreciation and differences in property bases                         $(5,765)          $(4,846)
            Inventories                                                            (16,075)           (8,440)
            Compensation liabilities not currently deductible                        8,877             4,760
            Reserves not currently deductible                                        3,989             4,103
            Goodwill                                                                 1,118             1,283
            Other                                                                    1,061               408
            -------------------------------------------------------------------------------------------------
            Net deferred tax liability                                             $(6,795)          $(2,732)
            =================================================================================================

8. STOCK INCENTIVE PLANS

In October 1997, the 1990 Long-Term Performance Plan was amended and renamed the 1997 Long-Term Performance Plan (the "1997 Plan"). The 1997 Plan provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. 327,000 shares were available for future grants at June 30, 1998 and 217,000 shares were available at June 30, 1997.

   Under the 1997 Plan, the Company has awarded PARS and stock options to officers and other key associates. PARS recipients are entitled to receive dividends and have voting rights on their respective shares but are restricted from selling or transferring the shares prior to vesting. The restricted stock vests after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the six year vesting period or until such time as acceleration of vesting takes place. In fiscal 1998 and 1997 the Company recognized accelerated vesting of 95,000 and 5,000 shares, respectively, of previously awarded PARS.

   At June 30, 1998 the Company has a fixed stock option plan as described above. The stock options vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the 1997 Plan; accordingly, no compensation cost is recognized for stock options granted. Had compensation cost for the Company's stock options been determined based on fair value at the grant dates for awards under the Plan consistent with the method of FASB No. 123, the Company's net income and net income per share-diluted would have been reduced to $29,616 and $1.36 in 1998, $26,502 and $1.41 in 1997, and $22,984 and $1.23 in
1996.

    Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 1998, 1997 and 1996 are:

                                                                    1998              1997             1996

            ------------------------------------------------------------------------------------------------
            Expected life                                        7 years           7 years           7 years
            Risk free interest rate                                  5.7%              6.4%             6.4%
            Dividend yield                                           2.0%              2.0%             2.0%
            Volatility                                              25.0%             20.1%            20.1%


Information regarding these option plans is as follows:

                                                   1998                   1997                 1996

                                                      Weighted-              Weighted-             Weighted-
                                                       Average                Average               Average
                                                      Exercise               Exercise              Exercise
                                              Shares     Price       Shares     Price      Shares     Price

            -----------------------------------------------------------------------------------------------
            Outstanding July 1             1,116,997    $13.36      877,168    $10.91     737,358    $ 8.75
            Granted                           40,950     26.98      334,650     19.19     325,912     14.47
            Exercised                       (102,774)    11.13      (77,757)     9.26    (161,395)     8.01
            Expired/canceled                 (36,095)    17.59      (17,064)    14.84     (24,750)    12.39
            -----------------------------------------------------------------------------------------------
            Outstanding June 30            1,019,078    $14.01    1,116,997    $13.36     877,125    $10.91
            ===============================================================================================
            Options exercisable June 30      614,292    $11.23      506,919    $ 9.62     444,213    $ 8.59

            Weighted-average fair value
              of options granted
              during the year                            $7.80                 $ 5.69                $ 4.30

The following table summarizes information about stock options outstanding at June 30, 1998:


                                        -------------------------------------        -----------------------
                                                   Options Outstanding                 Options Exercisable
                                        -------------------------------------        -----------------------

                                                       Weighted-
                                                         Average    Weighted-                     Weighted-
                                                       Remaining      Average                       Average
             Ranges of                        Number Contractual     Exercise             Number   Exercise
       Exercise Prices                   Outstanding        Life        Price        Exercisable      Price
       ----------------------------------------------------------------------------------------------------
            $  6 - $ 9                       101,287   2.3 Years       $ 6.31            101,287     $ 6.31
               9 -  13                       297,701   4.1               9.41            297,701       9.41
              13 -  17                       279,836   7.0              14.47            139,851      14.47
              17 -  21                       299,504   8.2              19.01             75,453      19.01
              21 -  28                        40,750   9.6              26.98
       ----------------------------------------------------------------------------------------------------
            Total                          1,019,078                                     614,292
       ====================================================================================================

At June 30, 1998 option prices related to outstanding options ranged from $6.31 to $27.50 per share.

9. BENEFIT PLANS

Qualified Retirement Plans

Substantially all associates of the Company are covered by the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 15 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.

   The Company's expense for contributions to the above plan was $5,579, $4,895, and $4,953 for the years ended June 30, 1998, 1997, and 1996, respectively.

Retiree Medical Benefits

The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. In conjunction with the Invetech acquisition, the Company assumed the obligation for the Invetech post-retirement medical benefit plan. This plan provides health care benefits to eligible retired associates at no cost to the individual. The benefit obligation related to the plan was $2,717 at June 30, 1998. This plan is only open to current participants. At June 30, 1998 and 1997 the accumulated post-retirement benefit obligation for all plans was $3,717 and $860, respectively. The costs recognized for post-retirement medical benefits for fiscal 1998, 1997, and 1996 were not material.

Supplemental Executive Retirement Benefit Plan (SERP)

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

   The funded status of the SERP plan is:

                                                                                -----------------------------
                                                                                           June 30
                                                                                -----------------------------
                                                                                      1998             1997

            -------------------------------------------------------------------------------------------------
            Projected benefit obligation                                           $ 8,261          $ 5,228
            Unrecognized net loss                                                   (1,766)            (887)
            Unrecognized prior service cost                                         (1,842)            (126)
            Adjustment required to recognize minimum liability                       2,461
            -------------------------------------------------------------------------------------------------
            Accrued pension liability, included in other liabilities
              on the Consolidated Balance Sheets                                   $ 7,114          $ 4,215
            =================================================================================================
            Accumulated benefit obligation, fully vested                           $ 7,114          $ 4,165
            =================================================================================================

Periodic pension cost for the SERP consists of:

                                                                  -------------------------------------------
                                                                               Year Ended June 30
                                                                  -------------------------------------------
                                                                    1998              1997             1996

            -------------------------------------------------------------------------------------------------
            Service cost - benefits earned                        $  279             $ 145             $132
            Interest cost on projected benefit obligation            550               387              368
            Net amortization and deferral                            239                88              349
            -------------------------------------------------------------------------------------------------
            Total                                                 $1,068             $ 620             $849
            =================================================================================================

   Benefit obligations shown above were determined using a discount rate of 7.0% in 1998 and 8.0% in 1997 and a rate of increase in compensation levels of 5.5%. At June 30, 1998 there were no assets under the plan. The Company funds the benefits when payments are made to participants.

Deferred Compensation Plans

The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Contributions consist of Company Common Stock and investments in money market and mutual funds. While held in trust, the Common Stock is reported as a contra-equity account and the money market and mutual fund investments are included in other assets in the accompanying consolidated balance sheets. The deferred compensation liabilities of $6,731 and $6,405 at June 30, 1998 and 1997, respectively, are recorded in other liabilities in the consolidated balance sheets.

Salary Continuation Benefits

The Company has agreements with certain retirees of Invetech to pay monthly retirement benefits for a period not in excess of 15 years. The salary continuation liability of $3,968 at June 30, 1998 is discounted at 7% and recorded in other liabilities in the consolidated balance sheet.

10. COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases its corporate headquarters facility along with certain branch and distribution center facilities, vehicles and computer equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases are $12,906 in 1999; $10,017 in 2000; $8,005 in 2001; $6,180 in 2002; $5,551 in 2003 and $35,290 after 2003.

   In connection with the lease of the corporate headquarters facility the Company has agreed to guarantee repayment of $5,678 of bonds issued by the Cleveland-Cuyahoga County Port Authority as lessor and Cuyahoga County to fund construction of the headquarters facility.

   Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $20,004 in 1998, $12,891 in 1997, and $12,077 in 1996.

   The Company had outstanding letters of credit of $10,500 at June 30, 1998. These letters of credit secure certain employee benefit and insurance obligations.

11. LITIGATION

The Company is a defendant in several lawsuits for product liability matters. The Company is vigorously defending these lawsuits, which management believes are without merit. Although management cannot predict the outcomes of these lawsuits, they are not expected to have a material adverse affect on the Company's consolidated financial position or results of operations.

12. SHAREHOLDER RIGHTS PLAN

On January 15, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock held of record as of February 2, 1998. The rights become exercisable only if a person or group acquires beneficial ownership of or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by Applied's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the Rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

INDEPENDENT AUDITORS'
REPORT

                                                    [DELOITTE & TOUCHE LLP LOGO]

Shareholders and Board of Directors
Applied Industrial Technologies, Inc.


We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 1998 and 1997 and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Cleveland, Ohio
August 6, 1998

                          Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING
RESULTS AND MARKET DATA (UNAUDITED)

                                                                         -----------------------------------------------------------
                                                                                             Per Common Share (B)(C)
                                                                         -----------------------------------------------------------

                                                                                                                    Price Range
                                                                                                            ------------------------
                                                                                    Net
                                        Net          Gross           Net       Income -          Cash
                                      Sales         Profit        Income        Diluted       Dividend           High           Low

(Dollars in thousands,
except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------
1998 (A)
FIRST QUARTER                   $   344,726     $   88,300      $  4,497        $0.21         $0.11         $34.81         $23.83
SECOND QUARTER                      368,623         95,050         7,714         0.35          0.12          34.44          24.94
THIRD QUARTER                       393,871        102,491         9,115         0.41          0.12          29.31          23.13
FOURTH QUARTER                      384,185        106,092         8,799         0.40          0.12          27.88          20.50
---------------------------------------------------------------------------------------------------
                                $ 1,491,405     $  391,933      $ 30,125        $1.38         $0.47
===================================================================================================

1997 (A)
First Quarter                   $   282,249     $   73,474      $  5,405        $0.29         $0.09         $20.75         $17.09
Second Quarter                      274,992         74,967         6,003         0.32          0.11          19.50          17.17
Third Quarter                       297,190         75,199         6,755         0.36          0.11          23.92          18.25
Fourth Quarter                      305,820         82,381         8,929         0.48          0.11          24.50          19.83
---------------------------------------------------------------------------------------------------
                                $ 1,160,251     $  306,021      $ 27,092        $1.44         $0.41
===================================================================================================

1996 (A)
First Quarter                   $   277,059     $   70,215      $  4,528        $0.24         $0.08         $15.11         $13.39
Second Quarter                      275,140         71,894         5,176         0.27          0.09          19.75          15.00
Third Quarter                       296,064         75,610         6,122         0.33          0.09          19.59          16.00
Fourth Quarter                      295,486         77,348         7,508         0.40          0.09          22.50          17.83
---------------------------------------------------------------------------------------------------
                                $ 1,143,749     $  295,067      $ 23,334        $1.25         $0.36
===================================================================================================


(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. These cost adjustments in 1998, 1997 and 1996 increased gross profit by $9,707, $5,624 and $1,591; net income by $5,625, $3,259 and $862; and diluted net income per share by $.26, $.17 and $.05, respectively. Reductions in inventories during the fiscal years ended June 30, 1997 and 1996 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 1997 and 1996 increased annual gross profit by $3,022 and $946; annual net income by $1,754 and $515; and diluted net income per share by $.09 and $.03, respectively. (See Note 4 to Consolidated Financial Statements.)

(B) On August 17, 1998, there were 2,741 shareholders of record. Additionally at June 30, 1998, there were 3,987 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 17, 1998, was $20.38 per share.

(C) Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. All prior net income per share amounts have been restated to conform to the diluted presentation.


All per share data have been restated to reflect three-for-two stock splits effective September 15, 1997, and December 4, 1995.

Applied Industrial Technologies, Inc. and Subsidiaries

10 YEAR
SUMMARY

                                                       1998                   1997                    1996                   1995

(In thousands, except per share amounts and statistical information)
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
   YEAR ENDED JUNE 30
   Net sales                                   $  1,491,405            $ 1,160,251            $  1,143,749            $ 1,054,809
   Operating income                                  58,520                 50,599                  49,281                 36,923
   Net income                                        30,125                 27,092                  23,334                 16,909
   Per share data (A)
     Net income - basic                                1.40                   1.47                    1.26                    .97
     Net income - diluted                              1.38                   1.44                    1.25                    .96
     Cash dividends                                     .47                    .41                     .36                    .31

   YEAR-END POSITION - JUNE 30
   Working capital                             $    221,766            $   164,723            $    151,956            $   153,555
   Long-term debt                                    90,000                 51,428                  62,857                 74,286
   Total assets                                     606,091                394,114                 404,072                359,231
   Shareholders' equity                             294,505                207,584                 189,292                165,401

   YEAR-END STATISTICS - JUNE 30
   Current ratio                                        2.1                    2.4                     2.1                    2.4
   Branches                                             400                    331                     337                    338
   Number of shareholders                             6,731 (B)              4,676                   4,636                  4,379

(A)  Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. Net
     income per share amounts prior to fiscal 1998 have been restated to conform to the basic and diluted presentation.

(B)  The 1998 amount includes, for the first time, approximately 1,400 shareholders in the Applied Industrial Technologies, Inc.
     Automatic Dividend Reinvestment Plan.

All per share data have been restated to reflect three-for-two stock splits effective September 15, 1997 and December 4, 1995.

        1994                    1993                   1992                   1991                    1990                   1989
------------------------------------------------------------------------------------------------------------------------------------
  $  936,254              $  831,432             $  817,813              $ 814,000              $  651,271              $ 630,281
      27,817                  20,521                  4,703                 17,115                  25,281                 33,463
      12,687                   8,927                (1,666)                  4,282                  12,201                 18,313

         .75                     .55                  (.11)                    .27                     .75                   1.08
         .73                     .54                  (.11)                    .27                     .75                   1.08
         .29                     .29                    .29                    .29                     .29                    .25


  $  144,605              $  130,860             $   41,967              $  54,695              $   64,091              $  75,134
      80,000                  80,000
     343,519                 315,935                330,619                327,939                 380,224                251,376
     150,491                 134,940                128,830                134,203                 135,338                134,848


         2.4                     2.4                    1.2                    1.3                     1.3                    1.7
         339                     323                    333                    341                     363                    267
       4,478                   4,449                  4,354                  4,025                   3,583                  3,204