Form 10-K405, Exhibit 13
period 1999-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 1999-09-17
CIK 109563

                                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               --------------------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS
               --------------------------------------------------


YEAR ENDED JUNE 30, 1999 VS 1998
Net sales in 1999 increased to $1.53 billion or 2.5% greater than the $1.49 billion generated in 1998. This increase was partially due to the acquisition of five distributors in an effort to expand the technological and geographical presence of Applied Industrial Technologies, Inc. (Company) and to provide additional customer support services. The Company will continue to seek to grow sales by selling additional products and services to customers who have traditionally relied on the Company for bearing products. The Company does not expect inflation to have a material impact on future sales.

    Although net sales increased from the prior year, the gross margin (net sales less cost of sales) for the year decreased from 26.3% in 1998 to 25.1% in 1999. The 1999 margin was lower than in the prior year due to lower discounts and allowances from suppliers, customer mix, higher scrap and obsolete inventory expense and favorable cost adjustments in the prior year. While still below the prior year's margin, gross margins have shown a positive trend in the last quarter. With the implementation of specific marketing programs and cost control measures during the fourth quarter, management is expecting this trend to continue.

    Selling, distribution and administrative (S,D&A) expenses decreased slightly in 1999 as a percentage of sales to 22.3% from 22.4% in 1998. Total S,D&A was approximately $6.9 million higher than in the prior year. The increase is primarily due to the acquisitions made during fiscal 1999 and late fiscal 1998.

    Operating income decreased to $42.5 million in 1999 from $58.5 million in 1998. As a percentage of sales, operating income decreased to 2.8% in 1999 from 3.9% in 1998. The $16.0 million decrease in operating income was primarily due to the lower gross margins discussed previously.

    Net interest expense for 1999 increased $1.2 million or 13.3% as compared to the prior year primarily as a result of an increase in average borrowings related to higher working capital balances and the repurchase of Company stock during the year.

    Income tax expense as a percentage of income before income taxes decreased to 38.9% in 1999 from 39.5% in 1998. The decrease in the effective tax rate resulted from lower effective state and local income tax rates.

    Net income for the fiscal year ended June 30, 1999 declined $10.2 million or 33.8% compared to the prior year. Net income per share decreased 32.6% to $.93 in 1999 from $1.38 in 1998 primarily due to the factors described above.

    The number of associates was 4,558 at June 30, 1999 and 5,061 at June 30, 1998.

YEAR ENDED JUNE 30, 1998 VS 1997
The Company acquired Invetech Company (Invetech), a privately held industrial distributor based in Detroit, Michigan, effective August 1, 1997. Invetech's operations were consolidated with those of the Company as of the acquisition date. The increases in net sales, cost of sales and S,D&A expenses from the prior year relate primarily to Invetech's operations.

    The Company's gross margin as a percent of sales of 26.3% in 1998 was consistent with the 26.4% gross margin in 1997. The 1998 margin was slightly lower than in prior years due to favorable LIFO cost adjustments of $3.0 million or .3% of sales in 1997 offset in part by changes in the product mix and lower merchandise costs. The fourth quarter gross margin of 27.6% was higher than the comparable prior year quarter of 26.9% primarily due to the annual physical inventory adjustment.

    Selling, distribution and administrative expenses, as a percentage of sales, increased slightly in 1998 to 22.4% from 22.0% in 1997. This increase was primarily due to a pre-tax nonrecurring $4.0 million charge for consolidation expenses and costs associated with the disposal of duplicate property and other assets related to the Invetech and other acquisitions and to higher goodwill amortization. These increased costs were partially offset by the benefits from consolidating certain administrative functions of Invetech and other acquired companies.

    Operating income increased to $58.5 million in 1998 from $50.6 million in 1997. As a percentage of sales, operating income decreased slightly to 3.9% in 1998 from 4.4% in 1997. The $7.9 million increase in operating income was primarily due to the Invetech and other acquisitions while the percentage decrease is primarily due to higher S,D&A expenses as a percentage of sales.

    Net interest expense for 1998 increased $3.2 million or 58% as compared to the prior year, primarily as a result of an increase in average borrowings related to the Invetech and other acquisitions and higher working capital balances.

    Income tax expense as a percentage of income before income taxes decreased to 39.5% in 1998 from 39.9% in 1997. The decrease in the effective tax rate resulted from lower effective state and local income tax rates and from the resolution of certain tax contingencies.

    Net income for the fiscal year ended June 30, 1998 improved 11.2% over the prior year. Net income per share decreased 4.2% to $1.38 in 1998 from $1.44 in 1997 primarily due to the increase of 3.2 million in the average shares outstanding related to the Invetech acquisition.

    The number of associates was 5,061 at June 30, 1998 and 4,101 at June 30, 1997.

LIQUIDITY AND WORKING CAPITAL
The Company generated $83.1 million of cash flow from operating activities in 1999 compared to $1.2 million in 1998. The primary reasons for the improvement relate to better management of the Company's investments in inventory and receivables without a corresponding impact on operating liabilities. Inventories have decreased due to improved controls over the carrying levels of various products within our logistics system and the consolidation of several service centers during the year. The receivables decrease is attributable to improved collection rates following completion of the integration of the prior year's acquisitions, the implementation of a new receivables software package and the internal restructuring of the cash applications and collection organization.

    Cash used in investing activities decreased approximately $37.2 million in 1999 compared with 1998. The decrease is primarily due to less acquisition activity in 1999 compared to 1998 and a decrease in property purchases of $20.3 million. The decrease in property investments is attributable to the large expenditures in 1998 relating to several major projects that did not continue into 1999. Those projects included building and upgrading service and distribution center facilities and acquiring vehicles and data processing equipment.

    Cash used in financing activities was $57.4 million in 1999 as compared to cash provided by financing activities of $38.8 million in 1998. The primary reason for the change was the net repayments under the Company's debt arrangements of $26.4 million in 1999 compared to net borrowings of $55.5 million in 1998. Another reason for the change was the stock repurchase program whereby the Company repurchased $21.7 million of the Company's stock in 1999 compared to prior year stock repurchases of $8.1 million.

    The Company is obligated for rental payments under operating leases on 232 of its 415 service center, distribution center and other operating locations. See Note 10 to the Consolidated Financial Statements for annual rental commitments.

    Working capital at June 30, 1999 was $257.1 million compared to $221.8 million at June 30, 1998. The current ratio was 2.9 and 2.1 at June 30, 1999 and 1998, respectively. These increases are primarily due to the refinancing of short-term debt under the new revolving credit facility and classification of the current portion of long-term debt as non-current, as these borrowings are also intended to be refinanced under the revolving credit facility.

CAPITAL RESOURCES
Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit, revolving credit agreement and long-term debt facilities, and operating lease arrangements.

    Average combined short-term and long-term borrowings were $140.9 million in 1999 and $130.1 million in 1998. The weighted average interest rate on borrowings under revolving credit facilities decreased to 5.6% in 1999 from an average rate of 6.0% in 1998. The weighted average interest on borrowings under other long-term debt agreements decreased to 7.1% in 1999 from an average rate of 7.5% in 1998.

    In November 1998, the Company entered into a five-year committed revolving credit agreement with a group of lending institutions. This agreement provides for unsecured borrowings of up to $150.0 million. This facility was used to reduce short-term line of credit borrowings. The Company had $24.5 million of borrowings outstanding under this facility at June 30, 1999. Unused capacity under this facility totaling $115.9 million is available to fund future acquisitions or other capital and operating requirements.

    In January 1999, the Company entered into an agreement with a commercial bank for an unsecured $15.0 million uncommitted line of credit. The Company has $11.5 million of borrowings outstanding under this facility at June 30, 1999 with remaining unused capacity of $3.5 million.

    In January 1998, the Company borrowed $50 million at 6.6% under a shelf facility agreement with the Prudential Insurance Company of America. The funds were used to repay short-term debt.

    The Board of Directors has authorized an ongoing program to purchase shares of the Company's common stock to fund employee benefit programs, stock option and award programs and other corporate purposes. These purchases can be made in open market or negotiated transactions, from time to time, depending upon market conditions. The Company acquired 1.5 million shares of its common stock for $21.7 million during the year ended June 30, 1999. The Company has remaining authorization to repurchase 0.9 million shares as of June 30, 1999.

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

OTHER MATTERS
Effective August 1, 1997, the Company completed the acquisition of Invetech. The aggregate purchase price including the issuance of 3.2 million shares of the Company's common stock was $93.9 million plus the assumption of $8.0 million of term debt. The cash portion of the purchase price of $23.4 million was financed through available short-term lines of credit. The Company incurred a pre-tax nonrecurring charge of approximately $4.0 million in the first quarter of fiscal 1998 for consolidation expenses and costs associated with the disposal of duplicative capital assets. See Note 2 to the Consolidated Financial Statements.

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

   The Company's plan for assessment, remediation, replacement and testing of those of its internal computer systems affected by the Year 2000 issue is proceeding on schedule. For business reasons, the Company's financial information systems have been replaced with a new Year 2000 compliant system.

The new system is fully operational. In addition, all of the Company's critical computer systems, including the OMNEX(R) inventory and sales information system, customer billing system, and corporate information system, have been remedied and tested, and are now Year 2000 compliant.

   The Year 2000 issue also affects certain of the Company's non-critical computer systems and equipment containing embedded technology. The Company has largely completed its assessment of these non-critical systems, and remediation and testing are scheduled to be completed by various dates before the end of calendar year 1999.

   To date, following contacts with product suppliers, the Company has not identified any products regularly sold by the Company that are susceptible to the Year 2000 issue.

   The Company has sought written assurances from key product and service suppliers as to their Year 2000 compliance plans. Follow-up interviews are being conducted with those suppliers with whom the Company has the most significant relationships. The Company will consider appropriate measures, including substitution of suppliers, in the event that a supplier provides an inadequate response.

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

   To reduce the risk of business interruption due to the Year 2000 issue, the Company is preparing contingency plans to address situations that may result from the failure of the Company or certain third parties (including utilities) to complete efforts necessary to achieve Year 2000 compliance on a timely basis. These plans are scheduled to be completed by various dates before the end of calendar year 1999.

   Despite its efforts, the Company will not be able to analyze fully the scope or nature of the risk represented by the failure of third parties, including suppliers and customers, to attain Year 2000 compliance. The Company expects, however, that the actions described in this section will significantly reduce the likelihood that the Year 2000 issue would have a material adverse effect on the Company's business, financial condition, results of operations, or cash flows.

   Based on current available information, the total cost of the Company's Year 2000 activities is expected to be under $5 million, with approximately three-fourths of the total cost already incurred through June 30, 1999. The total amount spent to date includes a capital expenditure of approximately $1.6 million for the new Year 2000 compliant financial information system, which would have been acquired in the ordinary course, but whose acquisition was accelerated to ensure compliance by the end of calendar year 1999. The effort to bring the Company's internal computer systems into compliance has largely been accomplished by redirecting internal programming resources, with costs expensed as incurred. These costs are included in the total cost estimate. Estimates of the Year 2000 related costs are based on numerous assumptions and there is no certainty that actual costs will not be significantly different from the estimates.

   To date, the costs of addressing the Year 2000 issue are not considered material to the Company's financial condition, results of operations or cash flows, and future costs are not expected to be material in such respects. The Company further anticipates that its current resources and sources of liquidity will be adequate to address the capital needs arising from its specific Year 2000 issues.

CAUTIONARY STATEMENT
UNDER PRIVATE SECURITIES LITIGATION REFORM ACT
This Annual Report to shareholders, including management's discussion and analysis, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that all forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved.

   Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of product and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; the Company's ability to realize the anticipated benefits of the acquisitions and other business strategies, including electronic commerce initiatives; the incurrence of additional debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than the Company; adverse effects of the Year 2000 issue on the businesses of the Company and its suppliers and customers; adverse results in significant litigation matters; adverse state and federal regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, fires, floods and accidents).

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         STATEMENTS OF
                         CONSOLIDATED INCOME
                      ----------------------------------------------------------

                                              -----------------------------------------
                                                          Year Ended June 30
                                              -----------------------------------------
                                                  1999           1998           1997
                                              -----------------------------------------
(In thousands, except per share amounts)
---------------------------------------------------------------------------------------
NET SALES                                     $ 1,527,928    $ 1,491,405    $ 1,160,251
---------------------------------------------------------------------------------------
COST AND EXPENSES
   Cost of sales                                1,145,116      1,099,472        854,230
   Selling, distribution and administrative       340,324        333,413        255,422
---------------------------------------------------------------------------------------
                                                1,485,440      1,432,885      1,109,652
---------------------------------------------------------------------------------------
OPERATING INCOME                                   42,488         58,520         50,599
INTEREST EXPENSE                                   10,063          9,549          6,463
INTEREST INCOME                                      (208)          (854)          (956)
---------------------------------------------------------------------------------------
                                                    9,855          8,695          5,507
---------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         32,633         49,825         45,092
---------------------------------------------------------------------------------------
INCOME TAX EXPENSE
   Federal                                         11,900         17,400         15,700
   State and local                                    800          2,300          2,300
---------------------------------------------------------------------------------------
                                                   12,700         19,700         18,000
---------------------------------------------------------------------------------------
NET INCOME                                    $    19,933    $    30,125    $    27,092
---------------------------------------------------------------------------------------
NET INCOME PER SHARE - BASIC                  $      0.93    $      1.40    $      1.47
---------------------------------------------------------------------------------------
NET INCOME PER SHARE - DILUTED                $      0.93    $      1.38    $      1.44
---------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         CONSOLIDATED
                         BALANCE SHEETS
                      ----------------------------------------------------------


                                                                 ----------------------
                                                                          June 30
                                                                 ----------------------
                                                                    1999          1998
                                                                 ----------------------
(In thousands)
---------------------------------------------------------------------------------------
ASSETS
   Current assets
     Cash and temporary investments                              $  19,186    $   9,344
     Accounts receivable, less allowances of $3,515 and $3,500     195,736      206,313
     Inventories                                                   169,689      192,042
     Other current assets                                            4,596        7,214
---------------------------------------------------------------------------------------
   Total current assets                                            389,207      414,913
---------------------------------------------------------------------------------------
   Property - at cost
     Land                                                           12,316       12,363
     Buildings                                                      69,329       69,103
     Equipment                                                      96,011       94,705
---------------------------------------------------------------------------------------
                                                                   177,656      176,171
     Less accumulated depreciation                                  70,417       63,102
---------------------------------------------------------------------------------------
   Property - net                                                  107,239      113,069
---------------------------------------------------------------------------------------
   Goodwill - net                                                   62,351       53,243
   Other assets                                                     15,552       24,866
---------------------------------------------------------------------------------------
         TOTAL ASSETS                                            $ 574,349    $ 606,091
=======================================================================================
LIABILITIES
   Current liabilities
     Notes payable                                                            $  42,973
     Current portion of long-term debt                                           19,429
     Accounts payable                                            $  78,836       79,091
     Compensation and related benefits                              19,692       22,702
     Other current liabilities                                      33,588       28,952
---------------------------------------------------------------------------------------
   Total current liabilities                                       132,116      193,147
   Long-term debt                                                  126,000       90,000
   Other liabilities                                                22,647       23,442
---------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                         280,763      306,589
---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500 shares
     authorized; none issued or outstanding
   Common stock - no par value; 50,000 shares
     authorized; 24,095 shares issued                               10,000       10,000
   Additional paid-in capital                                       82,599       82,713
   Income retained for use in the business                         246,026      236,109
   Treasury shares - at cost (2,994 and 1,993 shares)              (40,140)     (24,391)
   Unearned restricted common stock compensation                    (4,899)      (4,929)
---------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                293,586      299,502
---------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 574,349    $ 606,091
=======================================================================================



See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         STATEMENTS OF
                         CONSOLIDATED CASH FLOWS
                      ----------------------------------------------------------


                                                                                        --------------------------------
                                                                                                Year Ended June 30
                                                                                        --------------------------------
                                                                                           1999       1998         1997
                                                                                        --------------------------------
(In thousands)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                           $ 19,933    $ 30,125    $ 27,092
   Adjustments to reconcile net income to net cash provided
     by operating activities:
      Depreciation                                                                        17,325      16,428      13,574
      Deferred income taxes                                                               (2,936)      5,065       1,900
      Amortization of restricted common stock compensation and goodwill                    5,331       4,569         857
      Provision for losses on accounts receivable                                          3,014       2,075       1,743
      (Gain) loss on sale of property                                                        187      (1,015)       (921)
      Treasury shares contributed to employee benefit and deferred
        compensation plans                                                                 3,681       4,882       4,323
      Changes in current assets and liabilities, net of acquisitions and disposition:
        Accounts receivable                                                                9,348     (11,280)     (2,315)
        Inventories                                                                       25,367     (34,519)     18,868
        Other current assets                                                               2,717       1,193      (4,471)
        Accounts payable and accrued expenses                                               (837)    (16,320)    (18,900)
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 83,130       1,203      41,750
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                                    (13,527)    (33,861)    (21,579)
   Proceeds from property sales                                                            4,123       9,955       6,898
   Proceeds from sale of Aircraft Division                                                                         9,090
   Net cash paid for acquisition of businesses, net of cash
     acquired of $597 and $5,307 in 1999 and 1998, respectively                          (12,533)    (32,949)
   Deposits and other                                                                      6,033       3,744       4,234
------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                    (15,904)    (53,111)     (1,357)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Borrowings (repayments) under line of credit agreements - net                         (42,973)     17,558      (4,641)
   Borrowings under revolving credit agreements - net                                     36,000
   Long-term debt borrowings                                                                          50,000
   Long-term debt repayments                                                             (19,429)    (12,075)    (11,429)
   Exercise of stock options                                                               1,161       1,789       1,089
   Dividends paid                                                                        (10,397)    (10,277)     (7,682)
   Purchases of treasury shares                                                          (21,746)     (8,148)     (4,568)
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                      (57,384)     38,847     (27,231)
------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and temporary investments                                   9,842     (13,061)     13,162
   Cash and temporary investments at beginning of year                                     9,344      22,405       9,243
------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR                                           $ 19,186    $  9,344    $ 22,405
========================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
     Income taxes                                                                       $ 11,176    $ 16,953    $ 19,107
     Interest                                                                           $ 10,401    $ 10,043    $  6,873


See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         STATEMENTS OF
                         CONSOLIDATED SHAREHOLDERS' EQUITY
                      ----------------------------------------------------------


                                              ----------------------------------------------------------------
                                                       For the Years Ended June 30, 1999, 1998, and 1997
                                              ----------------------------------------------------------------

                                                                                         Income
                                                  Shares of            Additional  Retained for    Treasury
                                               Common Stock     Common    Paid-in    Use in the    Shares-at
                                                Outstanding      Stock    Capital      Business         Cost
(In thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1996                              18,566  $  10,000  $   7,492     $ 197,232    $ (21,260)
   Net income                                                                            27,092
   Cash dividends - $.41 per share                                                       (7,682)
   Purchases of common stock for treasury              (249)                                          (4,568)
   Treasury shares issued for:
     Retirement Savings Plan contributions              164                 1,760                      1,568
     Exercise of stock options                           78                   342                        747
     Restricted common stock awards                       9                    68                         67
     Deferred compensation plans                         53                   532                        463
   Amortization of restricted
     common stock compensation                                                 32
   Other                                                                      (61)
--------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1997                             18,621     10,000     10,165       216,642      (22,983)
   Net income                                                                            30,125
   Cash dividends - $.47 per share                                                      (10,277)
   Purchases of common stock for treasury              (291)                                          (8,148)
   Issuance of common stock for the
     acquisition of Invetech Company                  3,165                63,374
   Treasury shares issued for:
     Retirement Savings Plan contributions              152                 2,367                      1,777
     Exercise of stock options                          103                   610                      1,179
     Restricted common stock awards                     201                 3,560                      2,005
     Deferred compensation plans                         28                   450                        288
     Acquisition of Associated Bearings Company         123                 1,770                      1,491
   Amortization of restricted
     common stock compensation                                                360
   Other                                                                       57          (381)
--------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                             22,102     10,000     82,713       236,109      (24,391)
   Net income                                                                            19,933
   Cash dividends - $.48 per share                                                      (10,397)
   Purchases of common stock for treasury            (1,450)                                         (21,746)
   Treasury shares issued for:
     Retirement Savings Plan contributions              220                   337                      2,980
     Exercise of stock options                          109                  (281)                     1,442
     Restricted common stock awards                      96                   (86)                     1,266
     Deferred compensation plans                         24                    55                        309
   Amortization of restricted
     common stock compensation                                                 28
   Other                                                                     (167)          381
--------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                             21,101  $  10,000  $  82,599     $ 246,026    $ (40,140)
==============================================================================================================



                                              --------------------------
                                                 For the Years Ended
                                                 June 30, 1999, 1998,
                                                      and 1997
                                              --------------------------
                                                  Unearned
                                                Restricted
                                                    Common         Total
                                                     Stock  Shareholders'
                                              Compensation        Equity
(In thousands, except per share amounts)
------------------------------------------------------------------------
BALANCE AT JULY 1, 1996                         $  (1,200)     $ 192,264
   Net income                                                     27,092
   Cash dividends - $.41 per share                                (7,682)
   Purchases of common stock for treasury                         (4,568)
   Treasury shares issued for:
     Retirement Savings Plan contributions                         3,328
     Exercise of stock options                                     1,089
     Restricted common stock awards                  (135)
     Deferred compensation plans                                     995
   Amortization of restricted
     common stock compensation                       385            417
   Other                                                            (61)
------------------------------------------------------------------------
BALANCE AT JUNE 30, 1997                             (950)       212,874
   Net income                                                     30,125
   Cash dividends - $.47 per share                               (10,277)
   Purchases of common stock for treasury                         (8,148)
   Issuance of common stock for the
     acquisition of Invetech Company                             63,374
   Treasury shares issued for:
     Retirement Savings Plan contributions                         4,144
     Exercise of stock options                                     1,789
     Restricted common stock awards                (5,565)
     Deferred compensation plans                                     738
     Acquisition of Associated Bearings Company                    3,261
   Amortization of restricted
     common stock compensation                      1,586          1,946
   Other                                                            (324)
------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                           (4,929)       299,502
   Net income                                                     19,933
   Cash dividends - $.48 per share                               (10,397)
   Purchases of common stock for treasury                        (21,746)
   Treasury shares issued for:
     Retirement Savings Plan contributions                         3,317
     Exercise of stock options                                     1,161
     Restricted common stock awards                (1,180)
     Deferred compensation plans                                     364
   Amortization of restricted
     common stock compensation                      1,210          1,238
   Other                                                             214
------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                        $  (4,899)     $ 293,586
========================================================================



See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         NOTES TO CONSOLIDATED
                         FINANCIAL STATEMENTS
                      ----------------------------------------------------------

                                ------------------------------------------------
                                    Years Ended June 30, 1999, 1998 and 1997
                                ------------------------------------------------

(Dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------
1. BUSINESS AND ACCOUNTING POLICIES

Business
The Company is one of the nation's leading distributors of industrial products, including bearings and seals, power transmission and fluid power components, and general maintenance products and related specialty items. The Company also provides mechanical, rubber and fluid power shop services, including engineering design, electrical, gearing, material handling, hose and hydraulic and pneumatic systems. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries principally in the United States.

Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Temporary Investments
The Company considers all temporary investments with maturities of three months or less to be cash equivalents for purposes of the statements of consolidated cash flows.

Goodwill
Goodwill is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill is amortized on a straight-line basis over 15 to 30 years. The accumulated amortization was $9,596 at June 30, 1999 and $5,474 at June 30, 1998. The Company assesses the recoverability of goodwill by determining whether the amortization over the remaining life can be recovered through projected undiscounted cash flows from future operations.

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

Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws.

Net Income Per Share
The following is a computation of the basic and diluted earnings per share:

                                                              ----------------------------
                                                                    Year Ended June 30
                                                              ----------------------------
                                                                 1999      1998     1997
           -------------------------------------------------------------------------------
           NET INCOME
           Net income as reported in statements
             of consolidated income                            $19,933   $30,125   $27,092
           -------------------------------------------------------------------------------

           AVERAGE SHARES OUTSTANDING
           Weighted average common shares
             outstanding for basic computation                  21,386    21,466    18,465
           Dilutive effect of:
             Stock options                                         120       310       252
             Performance Accelerated Restricted Stock (PARS)        40        51        52
           -------------------------------------------------------------------------------
           Weighted average common shares
             outstanding for diluted computation                21,546    21,827    18,769
           -------------------------------------------------------------------------------

           NET INCOME PER SHARE
           Net income per share - basic                        $   .93   $  1.40   $  1.47
           -------------------------------------------------------------------------------
           Net income per share - diluted                      $   .93   $  1.38   $  1.44
           -------------------------------------------------------------------------------

New Accounting Standard
Effective July 1, 1998, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Adoption of this SOP did not have a material impact on the consolidated financial statements.

2. BUSINESS COMBINATIONS

    During the year ended June 30, 1999, the Company acquired five distributors for a total purchase price of $14,800 financed through available credit facilities (see Note 6). Three of the companies are distributors of bearings, mechanical and electrical drive systems and industrial products. Two of the companies are distributors of fluid power products. The acquisitions were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Results of operations for these acquisitions are not material for all periods presented. Goodwill of $11,239 recognized in connection with these combinations is being amortized over periods of 15 to 20 years.

    Effective August 1, 1997, the Company acquired the Invetech Company (Invetech), a distributor of bearings, mechanical and electrical drive system products, industrial rubber products, linear technologies and specialty maintenance and repair products. The aggregate purchase price was $93,900 including the issuance of 3.2 million shares of Company common stock, plus the assumption of $8,000 of term debt. The $23,400 cash portion of the purchase price was financed through available short-term lines of credit. The Company accounted for this acquisition as a purchase and has included Invetech's results of operations from the effective date of the acquisition. The Company incurred a pre-tax nonrecurring charge of $4,000 in the quarter ended September 30, 1997 for consolidation expenses and costs associated with disposal of duplicative property and other assets. The purchase price was allocated based on estimated fair values at the date of acquisition. Goodwill of $36,699, representing the excess of the purchase price over assets acquired, is being amortized on a straight-line basis over 30 years.

    During the year ended June 30, 1998, the Company also acquired certain assets of two rubber fabrication and repair shops, the stock of two distributors of fluid power products, and two distributors of bearings, power transmission products and industrial supplies for an aggregate purchase price of $18,117 including the issuance of 123,000 shares of Company stock. The $14,856 cash portion of the aggregate purchase price was financed through available short-term lines of credit. The acquisitions of these businesses were accounted for as purchases and their results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates. Goodwill of $9,959, recognized in connection with these combinations, is being amortized over 15 years.

    The following table summarizes the unaudited consolidated pro forma results of operations, as if the fiscal 1998 acquisitions had occurred at the beginning of the following periods:

                                                                ---------------------------
                                                                       Year Ended June 30
                                                                ---------------------------
                                                                      1998             1997
            (Unaudited)
            -------------------------------------------------------------------------------
            Net sales                                           $1,539,890       $1,530,533
            Income before income taxes                              48,242           48,094
            Net income                                              29,175           29,140
            Net income per share-basic                                1.34             1.34
            Net income per share-diluted                              1.32             1.32

    The unaudited pro forma amounts include the pre-tax nonrecurring charge of $4,000 for the year ended June 30, 1998. This pro forma information is not necessarily indicative of the results that actually would have been attained if the operations had been combined during the periods presented and is not intended to be a projection of future results.

3. SALE OF DIVISION

On August 9, 1996, the Company sold the Dixie Bearing Aircraft Division located in Atlanta, Georgia to Aviation Sales Company for $9,090. The assets were sold at their approximate net book value. The sale did not have a material effect on the consolidated financial statements.

4. INVENTORIES

Current Cost
The current cost of inventories exceeds the LIFO cost as follows:


                                                                    -------------------------
                                                                              June 30
                                                                    -------------------------
                                                                        1999             1998
            ---------------------------------------------------------------------------------
            LIFO cost                                               $169,689         $192,042
            Excess of current cost over LIFO cost                    103,671          103,298
            ---------------------------------------------------------------------------------
            Current cost                                            $273,360         $295,340
            ---------------------------------------------------------------------------------

LIFO Liquidations
During the years ended June 30, 1999 and 1997, the Company liquidated LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales and increased net income and net income per share, respectively, by $456, $252, and $.01 per share during 1999 and $3,022, $1,754 and $.09 per share during 1997.

5. OTHER BALANCE SHEET INFORMATION

Other assets consist of the following:


                                                                    -------------------------
                                                                               June 30
                                                                    -------------------------
                                                                        1999             1998
            ---------------------------------------------------------------------------------
            Deposits and investments                                $  5,158          $13,877
            Deferred tax assets                                        6,161            4,447
            Other                                                      4,233            6,542
            Total                                                   $ 15,552          $24,866
            ---------------------------------------------------------------------------------


All investments have fair values approximately equal to their carrying values.

Other current liabilities consist of the following:


                                                                    -------------------------
                                                                               June 30
                                                                    -------------------------
                                                                        1999             1998
            ---------------------------------------------------------------------------------
            Deferred tax liabilities                                $ 10,161          $11,242
            Accrued income and other taxes                             8,669            4,636
            Accrued self insurance                                     5,216            4,756
            Other                                                      9,542            8,318
            Total                                                   $ 33,588          $28,952
            ---------------------------------------------------------------------------------


6. DEBT

In November 1998, the Company replaced previously existing short-term lines of credit, which aggregated $42,973 at June 30, 1998, with a five-year committed revolving credit agreement with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under this agreement totaled $24,500 at June 30, 1999. Fees range from .12% to .40% per year on the average amount of the total revolving credit commitments during the year. This facility enables the Company to refinance short-term debt on a long-term basis. Accordingly, the short-term debt and the current portion of long-term borrowings intended to be refinanced are classified as long-term debt. Unused lines under this facility totaling $115,905 are available to fund future acquisitions or other capital and operating requirements.

   In January 1999, the Company also entered into an agreement with a commercial bank for a $15,000 short-term uncommitted line of credit. This agreement provides for payment of interest at various interest rate options, none of which is in excess of the bank's prime rate at interest determination dates. At June 30, 1999, borrowing under this line of credit totaled $11,500 and is classified as long-term debt in connection with the refinancing ability of the revolving credit agreement. The remaining amount available for borrowings under this line at June 30, 1999, was $3,500.
   Long-term debt consists of:

                                                                                  -------------------------
                                                                                             June 30
                                                                                  -------------------------
                                                                                      1999             1998
            -----------------------------------------------------------------------------------------------
            Revolving credit facility, effective rate 5.7%                        $ 24,500
            Uncommitted lines of credit, effective rate 6.22%                       11,500
            7.82% Senior unsecured term notes, due in
              semi-annual installments of $5,714 through 2003                       40,000          $51,429
            6.6% Senior unsecured term note, due at maturity in December 2007       50,000           50,000
            5.97% Bank term loan, due in December 1998                                                8,000
            -----------------------------------------------------------------------------------------------
            Total                                                                  126,000          109,429
            Less current portion                                                                     19,429
            -----------------------------------------------------------------------------------------------
            Noncurrent portion                                                    $126,000          $90,000
            -----------------------------------------------------------------------------------------------

   The revolving credit facility and senior unsecured term notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 1999, the most restrictive of these covenants required that the Company maintain a minimum consolidated net worth of $245,980. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is less than its carrying value at June 30, 1999, by $1,444.

7. INCOME TAXES

Provision
The provision (benefit) for income taxes consists of:


                                                                 ------------------------------------------
                                                                               Year Ended June 30
                                                                 ------------------------------------------
                                                                    1999              1998             1997
            -----------------------------------------------------------------------------------------------
            Current                                              $15,636          $ 14,635          $16,100
            Deferred                                              (2,936)            5,065            1,900
            -----------------------------------------------------------------------------------------------
            Total                                                $12,700          $ 19,700          $18,000
            -----------------------------------------------------------------------------------------------

The exercise of non-qualified stock options during fiscal 1999, 1998 and 1997 resulted in $199, $645 and $368, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Also, the accelerated vesting of Performance Accelerated Restricted Stock (PARS) in fiscal 1999, 1998 and 1997 resulted in $28, $360 and $32, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were credited to additional paid-in capital.

Effective Tax Rates
The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:



                                                                 ----------------------------------------
                                                                            Year Ended June 30
                                                                 ----------------------------------------
                                                                 1999              1998             1997
            ---------------------------------------------------------------------------------------------
            Statutory tax rate                                   35.0%             35.0%            35.0%
            Effects of:
              State and local income taxes                        1.6               3.0              3.3
              Non-deductible expenses                             2.6               2.1              1.5
              Other, net                                          (.3)              (.6)              .1
            ---------------------------------------------------------------------------------------------
            Effective tax rate                                   38.9%             39.5%            39.9%
            ---------------------------------------------------------------------------------------------

Balance Sheet
The significant components of the Company's deferred tax assets (liabilities) are as follows:


                                                                                  -------------------------
                                                                                            June 30
                                                                                  -------------------------
                                                                                     1999              1998
            ------------------------------------------------------------------------------------------------
            Depreciation and differences in property bases                        $(4,447)          $(5,765)
            Inventories                                                           (15,994)          (16,075)
            Compensation liabilities not currently deductible                        9,164            8,877
            Reserves not currently deductible                                        4,634            3,989
            Goodwill                                                                 1,013            1,118
            Other                                                                    1,630            1,061
            ------------------------------------------------------------------------------------------------
            Net deferred tax liability                                            $(4,000)          $(6,795)
            ------------------------------------------------------------------------------------------------


8. SHAREHOLDERS' EQUITY

Stock Incentive Plans
The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the Plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 1999 and 1998 were 46,000 and 327,000, respectively.

   Under the 1997 Plan, the Company has awarded PARS and/or stock options to officers, other key associates and members of the Board of Directors. PARS recipients are entitled to receive dividends and have voting rights on their respective shares but are restricted from selling or transferring the shares prior to vesting. The restricted stock vests after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the six year vesting period or until such time as acceleration of vesting takes place. In fiscal 1999 and 1998 the Company recognized accelerated vesting of 17,000 and 95,000 shares, respectively, of previously awarded PARS.

   At June 30, 1999, the Company has a stock option plan as described above. The stock options generally vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the 1997 Plan; accordingly, no compensation cost is recognized for stock options granted. Had compensation cost for the Company's stock options been determined based on fair value at the grant dates for awards under the Plan consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net income and net income per share-diluted would have been reduced to $19,118 and $.89 in 1999, $29,616 and $1.36 in 1998, and $26,502 and $1.41 in 1997.

   Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 1999, 1998 and 1997 are:


                                                                  1999            1998              1997
            ---------------------------------------------------------------------------------------------
            Expected life                                      7 years          7 years           7 years
            Risk free interest rate                               5.2%             5.7%              6.4%
            Dividend yield                                        3.0%             2.0%              2.0%
            Volatility                                           28.0%            25.0%             20.1%

Information regarding these option plans is as follows:


                                                   1999                      1998                 1997
                                                        Weighted-                 Weighted-                 Weighted-
                                                          Average                   Average                   Average
                                                         Exercise                  Exercise                  Exercise
                                              Shares        Price       Shares        Price       Shares        Price
            ---------------------------------------------------------------------------------------------------------
            Outstanding July 1             1,019,078    $   14.01    1,116,997    $   13.36      877,168    $   10.91
            Granted                          607,628        14.94       40,950        26.98      334,650        19.19
            Exercised                       (108,547)        8.86     (102,774)       11.13      (77,757)        9.26
            Expired/canceled                 (54,105)       17.48      (36,095)       17.59      (17,064)       14.84
            ---------------------------------------------------------------------------------------------------------
            Outstanding June 30            1,464,054    $   14.67    1,019,078    $   14.01    1,116,997    $   13.36
            ---------------------------------------------------------------------------------------------------------
            Options exercisable June 30      663,259    $   13.05      614,292    $   11.23      506,919    $    9.62
            Weighted-average fair value
              of options granted
              during the year                           $    4.13                 $    7.80                 $    5.69


The following table summarizes information about stock options outstanding at June 30, 1999:


                                         -------------------------------------      -----------------------
                                                   Options Outstanding                 Options Exercisable
                                         -------------------------------------      -----------------------

                                                       Weighted-
                                                         Average    Weighted-                     Weighted-
                                                       Remaining      Average                       Average
             Ranges of                        Number Contractual     Exercise             Number   Exercise
       Exercise Prices                   Outstanding        Life        Price        Exercisable      Price
       ----------------------------------------------------------------------------------------------------
            $  6 - $ 9                        61,314   1.3 Years       $ 6.31             61,314     $ 6.31
               9 -  13                       241,713   3.2               9.40            241,713       9.40
              13 -  17                       605,187   8.1              13.85            206,803      14.47
              17 -  21                       516,490   8.0              18.13            143,595      19.00
              21 -  28                        39,350   8.6              26.98              9,834      26.98
       ----------------------------------------------------------------------------------------------------
            Total                          1,464,054                                     663,259
       ----------------------------------------------------------------------------------------------------

At June 30, 1999, option prices related to outstanding options ranged from $6.31 to $27.50 per share.

Shareholders Rights
On January 15, 1998, the Company's Board of Directors adopted a Shareholder's Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock held of record as of February 2, 1998. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by Applied's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the Rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

Treasury Shares
At June 30, 1999, 596,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.

9. BENEFIT PLANS

Retirement Savings Plan
Substantially all associates of the Company are eligible to participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 15 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.

   The Company's expenses for contributions to the above plan were $3,417, $5,579, and $4,895 for the years ended June 30, 1999, 1998, and 1997, respectively.

Deferred Compensation Plans
The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Contributions consist of Company Common Stock and investments in money market and mutual funds. During the first quarter of fiscal 1999, the Company adopted the Emerging Issues Task Force (EITF) Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." This statement requires the deferred compensation obligation for certain plans to be classified as an equity instrument, with no recognition of changes in the fair value of the amount owed to the employee. The adoption of this accounting standard resulted in an increase in shareholders' equity and a decrease in other liabilities of approximately $5,000. Amounts for prior periods have been reclassified to conform to the new presentation.

Postemployment Benefit Plans
   At June 30 1999, the Company adopted SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits." This statement revises disclosures about pensions and postretirement benefit plans but does not change the manner in which obligations or expenses are measured or recognized in the financial statements.


                                                              ---------------------     ---------------------
                                                                 Pension Benefits           Other Benefits
                                                              ---------------------     ---------------------
                                                                 1999        1998          1999        1998
            -------------------------------------------------------------------------------------------------
            CHANGE IN BENEFIT OBLIGATION:
            Benefit obligation at beginning of the year       $ 14,199     $ 12,389     $  3,132     $    978
            Service cost                                           465          329           41           42
            Interest cost                                          997          938          216           80
            Benefits paid                                         (983)        (995)        (113)          (6)
            Prior service cost incurred during year                690          752          229
            Actuarial (gain)/loss during year                     (318)         843          (95)         169
            Business combination                                                                        1,982
            Curtailment                                                         (57)
            -------------------------------------------------------------------------------------------------
            Benefit obligation at June 30                     $ 15,050     $ 14,199     $  3,410     $  3,245

            CHANGE IN PLAN ASSETS:
            Fair value of plan assets at beginning of year$      1,825     $  1,442
            Actual return on plan assets                           108          284
            Employer contribution                                  933        1,094     $    113     $      6
            Benefits paid                                         (983)        (995)        (113)          (6)
            -------------------------------------------------------------------------------------------------
            Fair value of plan assets at June 30              $  1,883     $  1,825     $      0     $      0

            RECONCILIATION OF FUNDED STATUS:
            Funded status                                     $(13,168)    $(12,373)    $ (3,410)    $ (3,245)
            Unrecognized net (gain)/loss                         1,413        1,761         (581)         347
            Unrecognized prior service cost                      2,400        1,969          226           (6)
            -------------------------------------------------------------------------------------------------
            Accrued pension cost at June 30                   $ (9,355)    $ (8,643)    $ (3,765)    $ (2,904)

            AMOUNTS RECOGNIZED IN THE BALANCE SHEET
             AT JUNE 30 CONSIST OF:
            Accrued benefit liability                         $(11,728)    $(11,226)    $ (3,765)    $ (2,904)
            Intangible asset                                     2,373        2,583
            -------------------------------------------------------------------------------------------------
            Net amount recognized, included in other
              liabilities on the consolidated balance sheet   $ (9,355)    $ (8,643)    $ (3,765)    $ (2,904)

            WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30:
            Discount rate                                          7.0%         7.0%         7.0%         7.0%
            Expected return on plan assets                         9.0%         9.0%         N/A          N/A
            Rate of compensation increase                          5.5%         5.5%         N/A          N/A

            COMPONENTS OF NET PERIODIC BENEFIT COST:
            Service cost                                      $    465     $    329     $     41     $     42
            Interest cost                                          997          938          216           80
            Expected return on plan assets                        (163)        (122)
            Amortization of actuarial (gain)/loss                   86           45          (15)          27
            Amortization of prior service cost                     260          194           (3)          (3)
            -------------------------------------------------------------------------------------------------
            Net periodic pension cost                         $  1,645     $  1,384     $    239     $    146



   The assumed health care cost trend rates used in measuring the accumulated benefit obligation for postretirement benefits other than pensions as of June 30, 1999, were 8.0% decreasing to 5.0% by 2006. A one-percentage point change in the assumed health care cost trend rates would have had the following effects:


                                                                  ----------------    ----------------
                                                                   One-Percentage      One-Percentage
                                                                   Point Increase      Point Increase
                                                                  ----------------    ----------------
            Effect on total service and interest cost
              components of periodic expense                           $   38              $ (31)

            Effect on postretirement benefit obligation                $  485              $(399)


Supplemental Executive Retirement Benefit Plan (SERP)
The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

Qualified Retirement Plan
The Company has a qualified defined benefit plan that provides benefits to certain Detroit area associates at retirement. The benefits are based on length of service and date of retirement.

Salary Continuation Benefits
The Company has agreements with certain retirees of Invetech to pay monthly retirement benefits for a period not to exceed 15 years.

Retiree Medical Benefits
The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain participants' monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with the Invetech acquisition, the Company assumed the obligation for the Invetech post-retirement medical benefit plan. This plan provides health care benefits to eligible retired associates at no cost to the individual.

10. COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and computer equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases are $14,420 in 2000; $11,912 in 2001; $8,902 in 2002; $7,965 in 2003; $5,666 in 2004; and
$35,053 after 2004.

   In connection with the lease of the corporate headquarters facility, the Company guaranteed repayment of $5,678 of bonds issued by the Cleveland-Cuyahoga County Port Authority as lessor and Cuyahoga County to fund construction of the headquarters facility.

   Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment, were $19,365 in 1999, $20,004 in 1998, and $12,891 in 1997.

   The Company had outstanding letters of credit of $9,595 at June 30, 1999. These letters of credit secure certain employee benefit and insurance obligations.

11. SEGMENT INFORMATION

Effective June 30, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement establishes standards for the manner in which public business enterprises report information about operating segments in financial statements. The adoption of SFAS No. 131 did not affect results of operations or financial position.

   The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their immediate MRO and OEM needs through the distribution of bearings, power transmission products and systems, industrial rubber products, linear motion products, fluid power components, general maintenance products and related specialty items. The Company also offers various levels of technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. The "Other" column consists of other businesses that sell directly to customers, including fluid power, electrical shop and fabricated rubber businesses and various electronic commerce businesses.

   The segments were established in fiscal 1999 primarily due to the acquisitions outside the Company's core business segment and the related growth in these areas. Prior period information is presented where practicable. Estimates have been used to determine some of the prior period information based on the current segment structure. Amounts prior to 1998 are not considered to be material and therefore not presented. The accounting policies of the segments are the same as those described in Note 1. Intersegment sales are not significant. All current segment operations are in the United States and Puerto Rico. The segment operations in Puerto Rico are not significant relative to the Company's overall results of operations.

Segment Financial Information:

                                          ------------------------------------------------------------------------------------
                                                                           Year Ended June 30
                                          ------------------------------------------------------------------------------------
                                                      Total        Service Center Based Distribution             Other
                                          -----------------------  ---------------------------------   -----------------------
                                                1999         1998         1999                  1998         1999         1998
            ------------------------------------------------------------------------------------------------------------------
            Total net sales               $1,527,928   $1,491,405   $1,466,836            $1,454,376   $   61,092   $   37,029
            Segment operating profit      $   65,246   $   89,340   $   62,786            $   87,226   $    2,460   $    2,114
            Goodwill amortization              4,122        2,983   ----------------------------------------------------------
            Corporate/Unallocated
             expense, net                     18,636       27,837
            -----------------------------------------------------
            Total operating profit            42,488       58,520
            Interest expense, net              9,855        8,695
            Income before taxes           $   32,633   $   49,825
            -----------------------------------------------------
            Assets used in the business   $  574,349   $  606,091   $  538,723            $  577,984   $   35,626   $   28,107
            ------------------------------------------------------------------------------------------------------------------
            Depreciation                  $   17,325   $   16,428   $   16,822            $   16,094   $      503   $      334
            ------------------------------------------------------------------------------------------------------------------
            Capital Expenditures          $   13,527   $   33,861   $   12,317            $   33,261   $    1,210   $      600
            ------------------------------------------------------------------------------------------------------------------


                                          -----------------------
                                             Year Ended June 30
                                          -----------------------
            Sales By Product and
            Service Category:                  1999          1998
            -----------------------------------------------------
            Industrial Products           $1,073,924   $1,078,507
            Engineered Systems Products      233,407      229,984
            Fluid Power Products             146,828      112,718
            Fabricated Rubber Products        73,769       70,196
            -----------------------------------------------------
                                          $1,527,928   $1,491,405
            -----------------------------------------------------

12. LITIGATION

The Company is a defendant in several lawsuits for product liability and employment-related matters. The Company is vigorously defending these lawsuits. Although management cannot predict the outcomes of these lawsuits, they are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

    ----------------------------------------------------------------------------
       INDEPENDENT AUDITORS'
       REPORT
    ----------------------------------------------------------------------------

                                                                  [LOGO]
                                                                  DELOITTE&
                                                                   TOUCHE LLP

Shareholders and Board of Directors
Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 1999 and 1998, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
August 5, 1999

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         QUARTERLY OPERATING
                         RESULTS AND MARKETING DATA (UNAUDITED)
                      ----------------------------------------------------------

                                                                               --------------------------------------------------
                                                                                                Per Common Share (C)
                                                                               --------------------------------------------------
                                                                                                              Stock Price Range
                                                                                                           ----------------------
                                                                                    Net
                                        Net          Gross           Net       Income -        Cash
                                      Sales         Profit        Income        Diluted    Dividend           High            Low
(Dollars in thousands,
except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
1999 (A)
FIRST QUARTER (B)               $   379,174     $   94,497      $  1,358        $0.06         $0.12         $20.81         $15.75
SECOND QUARTER                      371,395         92,235         4,388         0.20          0.12          16.50          12.00
THIRD QUARTER                       386,616         97,454         6,372         0.30          0.12          14.50          11.13
FOURTH QUARTER                      390,743         98,626         7,815         0.37          0.12          19.00          11.31
---------------------------------------------------------------------------------------------------
                                $ 1,527,928     $  382,812      $ 19,933        $0.93         $0.48
===================================================================================================

1998 (A)
First Quarter (B)               $   344,726     $   88,300      $  4,497        $0.21         $0.11         $34.81         $23.83
Second Quarter                      368,623         95,050         7,714         0.35          0.12          34.44          24.94
Third Quarter                       393,871        102,491         9,115         0.41          0.12          29.31          23.13
Fourth Quarter                      384,185        106,092         8,799         0.40          0.12          27.88          20.50
---------------------------------------------------------------------------------------------------
                                $ 1,491,405     $  391,933      $ 30,125        $1.38         $0.47
===================================================================================================

1997 (A)
First Quarter                   $   282,249     $   73,474      $  5,405        $0.29         $0.09         $20.75         $17.09
Second Quarter                      274,992         74,967         6,003         0.32          0.11          19.50          17.17
Third Quarter                       297,190         75,199         6,755         0.36          0.11          23.92          18.25
Fourth Quarter                      305,820         82,381         8,929         0.48          0.11          24.50          19.83
---------------------------------------------------------------------------------------------------
                                $ 1,160,251     $  306,021      $ 27,092        $1.44         $0.41
===================================================================================================



(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. These cost adjustments were immaterial in 1999. Adjustments in 1998 and 1997 increased gross profit by $9,707 and $5,624; net income by $5,625 and $3,259; and diluted net income per share by $.26 and $.17, respectively. Reductions in inventories during the fiscal years ended June 30, 1999 and 1997 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 1999 and 1997 increased annual gross profit by $456 and $3,022; annual net income by $252 and $1,754; and diluted net income per share by $.01 and $.09, respectively. (See Note 4 to Consolidated Financial Statements.)

(B) During the first quarter of fiscal 1999, the Company recorded pretax restructuring and other special charges of $5,400 to cover certain costs of consolidation and workforce reductions. Net of income taxes, this charge decreased net income by $3,186, or $.14 per share. During the first quarter of fiscal 1998, in connection with the acquisition of Invetech, a pretax restructuring charge of $4,000 was recorded for consolidation expenses and costs associated with the disposal of duplicative property and other assets. Net of income taxes, this charge decreased net income by $2,360, or $.11 per share.

(C) On August 17, 1999, there were 6,815 shareholders of record. Additionally at August 17, 1999, there were 3,696 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 17, 1999, was $14.75 per share.

Applied Industrial Technologies, Inc. and Subsidiaries
                      ----------------------------------------------------------
                         10 YEAR
                         SUMMARY
                      ----------------------------------------------------------


                                                         1999             1998             1997            1996

(Dollars in thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-

  YEAR ENDED JUNE 30
  Net sales                                          $1,527,928       $1,491,405       $1,160,251      $1,143,749
  Operating income                                       42,488           58,520           50,599          49,281
  Net income                                             19,933           30,125           27,092          23,334
  Per share data
    Net income - basic                                      .93             1.40             1.47            1.26
    Net income - diluted                                    .93             1.38             1.44            1.25
    Cash dividends                                          .48              .47              .41             .36

  YEAR-END POSITION - JUNE 30
  Working capital                                    $  257,091       $  221,766       $  164,723      $  151,956
  Long-term debt                                        126,000           90,000           51,428          62,857
  Total assets                                          574,349          606,091          394,114         404,072
  Shareholders' equity                                  293,586          299,502          212,874         192,264

  YEAR-END STATISTICS - JUNE 30
  Current ratio                                             2.9              2.1              2.4             2.1
  Service Centers                                           394              400              331             337
  Shareholders of record (A)                              6,869            6,731            4,676           4,636


(A)Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.



    1995         1994         1993         1992         1991          1990

----------------------------------------------------------------------------

$1,054,809   $  936,254   $  831,432   $  817,813    $  814,000   $  651,271
    36,923       27,817       20,521        4,703        17,115       25,281
    16,909       12,687        8,927       (1,666)        4,282       12,201

       .97          .75          .55         (.11)          .27          .75
       .96          .73          .54         (.11)          .27          .75
       .31          .29          .29          .29           .29          .29


$  153,555   $  144,605   $  130,860   $   41,967    $   54,695   $   64,091
    74,286       80,000       80,000
   359,231      343,519      315,935      330,619       327,939      380,224
   169,760      150,491      134,940      128,830       134,203      135,338


       2.4          2.4          2.4          1.2           1.3          1.3
       338          339          323          333           341          363
     4,379        4,478        4,449        4,354         4,025        3,583


29