Form 10-K405, Exhibit 13
period 2000-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2000-09-20
CIK 109563

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 2000 VS 1999

Net sales in 2000 increased to $1.57 billion or 2.9% above the $1.53 billion generated in 1999. This increase was primarily due to marketing programs that increased sales to national and strategic accounts particularly in the high tech, machine tool, forest products and food processing industries. These sales increases were partially offset by consolidation and closure of service centers in the prior year. The Company continues to seek revenue growth by selling additional products and services to customers who traditionally relied on the Company for bearing products. The Company does not expect inflation to have a material impact on future revenues.

    Gross margin (net sales less cost of sales) for the year increased from 24.1% in 1999 to 24.9% in 2000. The 2000 margin was higher than in the prior year due to improved sales mix and lower product costs.

    Selling, distribution and administrative (S,D&A) expenses decreased slightly in 2000 as a percentage of sales to 21.2% from 21.3% in 1999. Total S,D&A was approximately $8.2 million higher than in the prior year. The increased amounts are due to greater overall incentive compensation earned attributable to the improved overall financial performance in fiscal 2000 compared to fiscal 1999.

    Operating income increased to $57.7 million in 2000 from $42.5 million in 1999. As a percent of sales, operating income increased to 3.7% in 2000 from 2.8% in 1999. The $15.2 million improvement in operating income was primarily due to the higher gross margins and increased sales. Management expects the trend of improving operating margins to continue due to continued implementation of its marketing programs and operational efficiencies.

    Interest expense, net for 2000, decreased $2.7 million or 27.3% compared with the prior year primarily as a result of a decrease in average borrowings related to continued strong cash flows from operations, along with improved asset utilization which enabled the Company to pay down debt.

    Income tax expense as a percentage of income before income taxes decreased to 38.6% in 2000 from 38.9% in 1999. The decrease in the effective tax rate resulted from a reduction in the impact of non-deductible items offset somewhat by higher effective state and local income tax rates.

    Net income for the fiscal year ended June 30, 2000 increased $11.1 million or 55.8% from the prior year. Net income per share increased 61.3% to $1.50 in 2000 from $.93 in 1999 primarily due to the factors described above.

    The number of associates was 4,847 at June 30, 2000, which includes 392 associates recently added in June 2000 from the Dynavest acquisition (see Note 2 to the Consolidated Financial Statements), and 4,558 at June 30, 1999.

YEAR ENDED JUNE 30, 1999 VS 1998

Net sales in 1999 increased to $1.53 billion or 2.5% above the $1.49 billion generated in 1998. This increase was partially due to the acquisition of five smaller distributors in an effort to expand the Company's technological and geographical presence and to provide additional customer support services.

    Although net sales increased from the prior year, the gross margin for the year decreased from 25.3% in 1998 to 24.1% in 1999. The 1999 margin was lower than in the prior year due to lower discounts and allowances from suppliers, customer mix, higher scrap and obsolete inventory expense and favorable cost adjustments in the prior year. While still below fiscal 1998, gross margins demonstrated a positive trend in the last quarter.

    Selling, distribution and administrative expenses decreased slightly in 1999 as a percentage of sales to 21.3% from 21.4% in 1998. Total S,D&A was approximately $6.7 million higher than in the prior year. The increased amounts are primarily due to acquisitions made during fiscal 1999 and later in fiscal 1998.

    Operating income decreased to $42.5 million in 1999 from $58.5 million in 1998. As a percent of sales, operating income decreased to 2.8% in 1999 from 3.9% in 1998. The $16.0 million decrease in operating income was primarily due to the lower gross margins discussed previously.

    Interest expense, net for 1999, increased $1.2 million or 13.3% as compared to prior year primarily as a result of an increase in average borrowings related to higher working capital balances and repurchase of Company stock during the year.

    Income tax expense as a percentage of income before income taxes decreased to 38.9% in 1999 from 39.5% in

                                                         (continued inside fold)

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

    The number of associates was 4,558 at June 30, 1999 and 5,061 at June 30, 1998.

LIQUIDITY AND WORKING CAPITAL

The Company generated $76.4 million of cash from operating activities in 2000 compared to $83.1 million in 1999. The primary reason for the decrease relates to the increase in the Company's investment in receivables which is attributable to the increase in the fourth quarter sales volume.

    Cash used by investing activities increased approximately $23.1 million in 2000 compared with 1999. The increase is primarily due to the acquisition of certain assets of Dynavest Corporation in June 2000 compared to a lower investment in acquisitions in 1999. There was also a decrease in property investments primarily attributable to the Company beginning a program to acquire its new vehicles through operating leases instead of owning.

    Cash used in financing activities was $44.3 million in 2000 compared to $57.4 million in 1999. The primary usage of cash was the stock repurchase program whereby the Company repurchased $20.8 million of the Company's stock in 2000 and the continued net repayments under the Company's debt arrangements of $13.8 million in 2000.

    The Company is obligated for rental payments for operating leases on 274 of its 478 operating locations. See Note 9 to the Consolidated Financial Statements for annual rental commitments.

    Working capital at June 30, 2000 was $255.1 million compared to $258.7 million at June 30, 1999. The current ratio was 2.6 and 3.0 at June 30, 2000 and 1999, respectively. These decreases are primarily due to the increased year-end incentive accruals and the decrease in the Company's year-end cash balance related to the Dynavest acquisition.

CAPITAL RESOURCES

Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit, revolving credit agreement and long-term debt facilities and from operating lease arrangements.

    Average combined short-term and long-term borrowing was $93.8 million in 2000 and $140.9 million in 1999. The weighted average interest rate on borrowings under revolving credit facilities increased to 6.0% in 2000 from an average rate of 5.6% in 1999. The weighted average interest on borrowings under other long-term debt agreements was 7.1% in both 2000 and 1999.

    In November 1998, the Company entered into a committed revolving credit agreement with a five-year term with a group of lending institutions. This agreement provided for unsecured borrowings of up to $150.0 million. This facility was used to pay down short-term line of credit borrowings. The Company has $33.6 million of borrowings outstanding under this facility at June 30, 2000. Unused lines under this facility totaling $106.9 million are available to fund future acquisitions or other capital and operating requirements.

    In January 1999, the Company entered into an agreement with a commercial bank for an unsecured $15.0 million uncommitted line of credit. The Company has no outstanding borrowings under this facility at June 30, 2000.

    In January 1998, the Company borrowed $50 million at 6.6% under a shelf facility agreement with the Prudential Insurance Company of America. Proceeds were used to repay short-term debt.

    The Board of Directors has authorized an ongoing program to purchase shares of the Company's common stock to fund employee benefit programs, stock option and award programs and other corporate purposes. These purchases can be made in open market or negotiated transactions, from time to time, depending upon market conditions. The Company acquired approximately 1.3 million shares of its common stock for $20.8 million during the year ended June 30, 2000. The Company has remaining authorization to repurchase 0.8 million shares as of June 30, 2000.

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

OTHER MATTERS

Effective June 1, 2000, the Company acquired certain assets of Dynavest Corporation, a Canadian distributor of bearings, power transmission, fluid power and industrial rubber products. The cash portion of the purchase price was financed through the existing revolving credit facility. During fiscal 2001, the Company expects to refinance a portion of this debt through a private placement facility. The acquisition is accounted for as a purchase and is included in the consolidated balance sheets of the Company. These Canadian operations report on a May 31 fiscal year-end and will be consolidated on a trailing-month reporting basis. Therefore, the operating results from these Canadian operations will begin to be included in the Company's consolidated income statement effective July 1, 2000.

    See Note 2 to the Consolidated Financial Statements.

CAUTIONARY STATEMENT
UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

Management's Discussion and Analysis contains statements that are forward-looking, based on management's current expectations about the future. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. All forward-looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company undertakes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise.

   Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of product and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; the Company's ability to realize the anticipated benefits of acquisitions and other business strategies, including electronic commerce initiatives; the incurrence of additional debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than the Company; adverse results in significant litigation matters; adverse state and federal regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, fires, floods and accidents).

             Applied Industrial Technologies, Inc. and Subsidiaries

                       STATEMENTS OF CONSOLIDATED INCOME


                                                             Year Ended June 30
                                                     2000           1999           1998
                                                     -----------------------------------
(In thousands, except per share amounts)
----------------------------------------------------------------------------------------
NET SALES                                     $ 1,571,705    $ 1,527,928    $ 1,491,405
----------------------------------------------------------------------------------------
COST AND EXPENSES
   Cost of sales                                1,180,115      1,159,749      1,113,849
   Selling, distribution and administrative       333,873        325,691        319,036
----------------------------------------------------------------------------------------
                                                1,513,988      1,485,440      1,432,885
----------------------------------------------------------------------------------------
OPERATING INCOME                                   57,717         42,488         58,520
----------------------------------------------------------------------------------------
INTEREST EXPENSE                                    7,774         10,063          9,549
INTEREST INCOME                                      (605)          (208)          (854)
----------------------------------------------------------------------------------------
                                                    7,169          9,855          8,695
----------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         50,548         32,633         49,825
----------------------------------------------------------------------------------------
INCOME TAX EXPENSE
   Federal                                         17,500         11,900         17,400
   State and local                                  2,000            800          2,300
----------------------------------------------------------------------------------------
                                                   19,500         12,700         19,700
----------------------------------------------------------------------------------------
NET INCOME                                    $    31,048    $    19,933    $    30,125
========================================================================================
NET INCOME PER SHARE - BASIC                  $      1.52    $      0.93    $      1.40
========================================================================================
NET INCOME PER SHARE - DILUTED                $      1.50    $      0.93    $      1.38
========================================================================================

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                                                                       June 30
                                                                   2000         1999
                                                                   -----------------
(In thousands)
--------------------------------------------------------------------------------------
ASSETS
   Current assets
    Cash and temporary investments                              $  12,349    $  19,186
    Accounts receivable, less allowances of $3,800 and $3,515     212,254      195,736
    Inventories                                                   182,102      169,689
    Other current assets                                            8,286        6,235
--------------------------------------------------------------------------------------
   Total current assets                                           414,991      390,846
--------------------------------------------------------------------------------------
   Property - at cost
    Land                                                           12,214       12,316
    Buildings                                                      67,630       69,329
    Equipment                                                      92,656       96,011
--------------------------------------------------------------------------------------
                                                                  172,500      177,656
    Less accumulated depreciation                                  75,300       70,417
--------------------------------------------------------------------------------------
   Property - net                                                  97,200      107,239
--------------------------------------------------------------------------------------
   Goodwill - net                                                  67,089       62,351
   Other assets                                                    15,387       13,913
--------------------------------------------------------------------------------------
         TOTAL ASSETS                                           $ 594,667    $ 574,349
======================================================================================
LIABILITIES
   Current liabilities
    Accounts payable                                            $  93,587    $  78,836
    Compensation and related benefits                              32,476       19,692
    Other current liabilities                                      33,796       33,588
--------------------------------------------------------------------------------------
   Total current liabilities                                      159,859      132,116
   Long-term debt                                                 112,168      126,000
   Other liabilities                                               23,309       22,647
--------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                        295,336      280,763
--------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500 shares
    authorized; none issued or outstanding
   Common stock - no par value; 50,000 shares
    authorized; 24,095 shares issued                               10,000       10,000
   Additional paid-in capital                                      83,312       82,599
   Income retained for use in the business                        267,145      246,026
   Treasury shares - at cost (4,017 and 2,994 shares)             (57,419)     (40,140)
   Unearned restricted common stock compensation                   (3,707)      (4,899)
--------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                               299,331      293,586
--------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 594,667    $ 574,349
======================================================================================

See notes to consolidated financial statements.

                   Applied Industrial Technologies, Inc. and

               SUBSIDIARIES STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                 Year Ended June 30
                                                                              2000        1999        1998
                                                                              ----------------------------
(In thousands)
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                             $ 31,048    $ 19,933    $ 30,125
   Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation                                                          17,500      17,325      16,428
      Deferred income taxes                                                 (2,886)     (2,936)      5,065
      Amortization of restricted common stock compensation and goodwill      5,488       5,331       4,569
      Provision for losses on accounts receivable                            3,058       3,014       2,075
      (Gain) loss on sale of property                                         (460)        187      (1,015)
      Treasury shares contributed to employee benefit and deferred
       compensation plans                                                    3,819       3,681       4,882
      Changes in current assets and liabilities, net of acquisitions:
       Accounts receivable                                                  (7,606)      9,348     (11,280)
       Inventories                                                           1,138      25,367     (34,519)
       Other current assets                                                   (944)      2,717       1,193
       Accounts payable and accrued expenses                                26,289        (837)    (16,320)
----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   76,444      83,130       1,203
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                       (9,510)    (13,527)    (33,861)
   Proceeds from property sales                                              5,338       4,123       9,955
   Net cash paid for acquisition of businesses, net of cash
    acquired of $597 and $5,307 in 1999 and 1998, respectively             (34,522)    (12,533)    (32,949)
   Deposits and other                                                         (294)      6,033       3,744
----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                      (38,988)    (15,904)    (53,111)
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Borrowings (repayments) under line of credit agreements - net                       (42,973)     17,558
   Borrowings (repayments) under revolving credit agreements - net          (2,403)     36,000
   Long-term debt borrowings                                                                        50,000
   Long-term debt repayments                                               (11,429)    (19,429)    (12,075)
   Exercise of stock options                                                   301       1,161       1,789
   Dividends paid                                                           (9,929)    (10,397)    (10,277)
   Purchases of treasury shares                                            (20,833)    (21,746)     (8,148)
----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        (44,293)    (57,384)     38,847
----------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and temporary investments                    (6,837)      9,842     (13,061)
   Cash and temporary investments at beginning of year                      19,186       9,344      22,405
----------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR                             $ 12,349    $ 19,186    $  9,344
==========================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
    Income taxes                                                          $ 21,359    $ 11,176    $ 16,953
    Interest                                                              $  7,247    $ 10,401    $ 10,043

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY


                                                          For the Years Ended June 30, 2000, 1999 and 1998

                                                                                                                Income
                                                       Shares of                          Additional      Retained for
                                                    Common Stock            Common           Paid-in        Use in the
                                                     Outstanding             Stock           Capital          Business
(In thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1997                                   18,621         $  10,000         $  10,165         $ 216,642
   Net income                                                                                                   30,125
   Cash dividends - $.47 per share                                                                             (10,277)
   Purchases of common stock for treasury                   (291)
   Issuance of common stock for the
     acquisition of Invetech Company                       3,165                              63,374
   Treasury shares issued for:
     Retirement Savings Plan contributions                   152                               2,367
     Exercise of stock options                               103                                 610
     Restricted common stock awards                          201                               3,560
     Deferred compensation plans                              28                                 450
     Acquisition of Associated Bearings Company              123                               1,770
   Amortization of restricted
     common stock compensation                                                                   360
   Other                                                                                          57              (381)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                                  22,102            10,000            82,713           236,109
   Net income                                                                                                   19,933
   Cash dividends - $.48 per share                                                                             (10,397)
   Purchases of common stock for treasury                 (1,450)
   Treasury shares issued for:
     Retirement Savings Plan contributions                   220                                 337
     Exercise of stock options                               109                                (281)
     Restricted common stock awards                           96                                 (86)
     Deferred compensation plans                              24                                  55
   Amortization of restricted
     common stock compensation                                                                    28
   Other                                                                                        (167)              381
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                                  21,101            10,000            82,599           246,026
   Net income                                                                                                   31,048
   Cash dividends - $.48 per share                                                                              (9,929)
   Purchases of common stock for treasury                 (1,280)
   Treasury shares issued for:
     Retirement Savings Plan contributions                   210                                 493
     Exercise of stock options                                22                                   7
     Deferred compensation plans                              25                                  66
   Amortization of restricted
     common stock compensation                                                                    62
   Other                                                                                          85
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                                  20,078         $  10,000         $  83,312         $ 267,145
=============================================================================================================================

                                                  For the Years Ended June 30, 2000, 1999 and 1998

                                                                        Unearned
                                                                      Restricted
                                                      Treasury            Common             Total
                                                     Shares-at             Stock     Shareholders'
                                                          Cost      Compensation            Equity
(In thousands, except per share amounts)
--------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1997                              $ (22,983)        $    (950)        $ 212,874
   Net income                                                                               30,125
   Cash dividends - $.47 per share                                                         (10,277)
   Purchases of common stock for treasury               (8,148)                             (8,148)
   Issuance of common stock for the
     acquisition of Invetech Company                                                        63,374
   Treasury shares issued for:
     Retirement Savings Plan contributions               1,777                               4,144
     Exercise of stock options                           1,179                               1,789
     Restricted common stock awards                      2,005            (5,565)
     Deferred compensation plans                           288                                 738
     Acquisition of Associated Bearings Company          1,491                               3,261
   Amortization of restricted
     common stock compensation                                             1,586             1,946
   Other                                                                                      (324)
--------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                               (24,391)           (4,929)          299,502
   Net income                                                                               19,933
   Cash dividends - $.48 per share                                                         (10,397)
   Purchases of common stock for treasury              (21,746)                            (21,746)
   Treasury shares issued for:
     Retirement Savings Plan contributions               2,980                               3,317
     Exercise of stock options                           1,442                               1,161
     Restricted common stock awards                      1,266            (1,180)
     Deferred compensation plans                           309                                 364
   Amortization of restricted
     common stock compensation                                             1,210             1,238
   Other                                                                                       214
--------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                               (40,140)           (4,899)          293,586
   Net income                                                                               31,048
   Cash dividends - $.48 per share                                                          (9,929)
   Purchases of common stock for treasury              (20,833)                            (20,833)
   Treasury shares issued for:
     Retirement Savings Plan contributions                2,921                              3,414
     Exercise of stock options                              294                                301
     Deferred compensation plans                            339                                405
   Amortization of restricted
     common stock compensation                                             1,192             1,254
   Other                                                                                        85
--------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                             $ (57,419)        $  (3,707)        $ 299,331
==================================================================================================

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                        Years Ended June 30, 2000, 1999 and 1998


(Dollar amounts in thousands, except per share amounts)

1.  BUSINESS AND ACCOUNTING POLICIES

Business
The Company is one of the nation's leading distributors of industrial, fluid power and engineered products and systems. Industrial products include bearings and seals, linear technologies, power transmission, industrial rubber products, general maintenance products and related specialty items. Fluid power includes hydraulic and pneumatic components, systems and repair services. The Company also provides mechanical and rubber shop services, including engineering, design, electrical, gearing, and material handling components and systems. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets, to customers in a wide range of industries, principally in North America.

Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial statements of the Company's Canadian subsidiary are measured using local currency as the functional currency. Assets and liabilities of the Canadian subsidiary are translated at exchange rates as of the balance sheet date.

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

Cash and Temporary Investments
The Company considers all temporary investments with maturities of three months or less to be cash equivalents.

Goodwill
Goodwill is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill is amortized on a straight-line basis over 15 to 30 years. The accumulated amortization was $13,892 at June 30, 2000 and $9,596 at June 30, 1999. The Company assesses the recoverability of goodwill by determining whether the unamortized amount can be recovered through projected undiscounted cash flows from future operations over the amortization periods.

Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method except for inventories of its Canadian subsidiary, which uses the average cost method. See Note 3 for further information regarding inventories.

Depreciation
Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years.

Revenue Recognition
Sales are recognized when products are shipped to the customer.

Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

Reclassifications
Certain reclassifications have been made to prior year consolidated financial statements in order to be consistent with the presentation for the current year.

Net Income Per Share
The following is a computation of the basic and diluted earnings per share:

                                                                           Year Ended June 30
                                                                    2000              1999             1998
            -----------------------------------------------------------------------------------------------
            NET INCOME
            Net income as reported in statements
              of consolidated income                             $31,048          $ 19,933          $30,125
            ===============================================================================================

            AVERAGE SHARES OUTSTANDING
            Weighted average common shares
              outstanding for basic computation                   20,439            21,386           21,466
            Dilutive effect of stock based options and awards        248               160              361
            -----------------------------------------------------------------------------------------------
            Weighted average common shares
              outstanding for diluted computation                 20,687            21,546           21,827
            ===============================================================================================

            NET INCOME PER SHARE
            Net income per share - basic                         $  1.52          $    .93          $  1.40
            ===============================================================================================
            Net income per share - diluted                       $  1.50          $    .93          $  1.38
            ===============================================================================================

2.  BUSINESS COMBINATIONS

Effective June 1, 2000, the Company acquired certain assets of Dynavest Corporation, a Canadian distributor of bearings, power transmission, fluid power and industrial rubber products. In December 1999, the Company acquired certain assets of a distributor of bearings and power transmission components. The total purchase price of these acquisitions was $37,803, including notes payable to the sellers totaling $3,282. The Company financed the cash portion of the purchase price related to these acquisitions with its existing revolving credit facility. The Canadian operations report on a May 31 fiscal year-end and will be consolidated on a trailing-month reporting basis. The operating results from the Canadian operations will be included in the Company's consolidated income statement effective July 1, 2000. The Canadian acquisition is included in the June 30, 2000 consolidated balance sheet of the Company. Results of operations for the December 1999 acquisition are not material. Goodwill totaling $9,034 from these acquisitions, representing the excess of the purchase price over assets acquired, is being amortized over periods of 15 and 20 years.

    During the year ended June 30, 1999, the Company acquired five distributors for a total purchase price of $14,800 financed through available credit facilities. Three of the companies are distributors of bearings, mechanical and electrical drive systems and industrial products. Two of the companies are distributors of fluid power products. Results of operations for these acquisitions are not material for all periods presented. Goodwill of $11,374 recognized in connection with these combinations is being amortized over periods of 15 to 20 years.

    Effective August 1, 1997, the Company acquired Invetech Company (Invetech), a distributor of bearings, mechanical and electrical drive system products, industrial rubber products, linear technologies and specialty maintenance and repair products. The aggregate purchase price was $93,900 including the issuance of over 3.1 million shares of Company common stock, plus the assumption of $8,000 of term debt. The $23,400 cash portion of the purchase price was financed through available short-term lines of credit. The Company incurred a pre-tax nonrecurring charge of $4,000 in the quarter ended September 30, 1997 for consolidation expenses and costs associated with disposal of duplicative property and other assets. The purchase price was allocated based on estimated fair values at the date of acquisition. Goodwill representing the excess of the purchase price over assets acquired of $36,699 is being amortized over 30 years.

    During the year ended June 30, 1998 the Company also acquired certain assets of two rubber fabrication and repair shops, the stock of two distributors of fluid power products, and two distributors of bearings, power transmission products and industrial supplies for an aggregate purchase price of $18,117 including the issuance of 123 thousand shares of Company stock. The $14,856 cash portion of the aggregate purchase price was financed through available short-term lines of credit. Goodwill of $9,959, representing the excess of the purchase price over assets acquired is being amortized over 15 years.

    All of the above acquisitions were accounted for as purchases and results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates.

3.  INVENTORIES

Inventories consist of the following:

                                                                                           June 30
                                                                                      2000             1999
            -----------------------------------------------------------------------------------------------
            U.S. inventories at current cost                                      $272,847         $273,360
            Canadian inventories at average cost                                    13,115
            -----------------------------------------------------------------------------------------------
                                                                                   285,962          273,360
            Less: Excess of current cost over LIFO cost for U.S. inventories       103,860          103,671
            -----------------------------------------------------------------------------------------------
            Inventories on consolidated balance sheet                             $182,102         $169,689
            ===============================================================================================

During the year ended June 30, 1999, the Company liquidated certain LIFO inventory quantities carried at lower costs prevailing in prior years. These liquidations reduced cost of sales and increased net income and net income per share, respectively, by $456, $252, and $.01 per share.


4.  OTHER BALANCE SHEET INFORMATION

Other assets consist of the following:

                                                                                           June 30
                                                                                      2000             1999
            -----------------------------------------------------------------------------------------------
            Deposits and investments                                              $  4,404          $ 3,519
            Deferred tax assets - non-current                                        6,949            6,161
            Other                                                                    4,034            4,233
            -----------------------------------------------------------------------------------------------
            Total                                                                 $ 15,387          $13,913
            ===============================================================================================


Substantially all investments have fair values approximately equal to their carrying values.

Other current liabilities consist of the following:

                                                                                           June 30
                                                                                      2000             1999
            -----------------------------------------------------------------------------------------------
            Deferred tax liabilities - current                                    $  8,063          $10,161
            Accrued income and other taxes                                           8,668            8,669
            Accrued self insurance                                                   5,285            5,216
            Other                                                                   11,780            9,542
            -----------------------------------------------------------------------------------------------
            Total                                                                 $ 33,796          $33,588
            ===============================================================================================

5.  DEBT

The Company has a five year committed revolving credit agreement expiring November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under this agreement totaled $33,596 at June 30, 2000. Fees on this facility range from .12% to .40% per year on the average amount of the total revolving credit commitments during the year. This facility enables the Company to refinance short-term debt on a long-term basis. Accordingly, the short-term debt and the current portion of long-term borrowings intended to be refinanced are classified as long-term debt. Unused lines under this facility totaling $106,920 are available to fund future acquisitions or other capital and operating requirements.

   The Company also has a $15,000 short-term uncommitted line of credit with a commercial bank. This agreement provides for payment of interest at various interest rate options, none of which is in excess of the bank's prime rate at interest determination dates. The entire $15,000 is available for borrowings as the Company had no borrowings outstanding under this facility at June 30, 2000.

   Long-term debt consists of:

                                                                                            June 30
                                                                                      2000             1999
            -----------------------------------------------------------------------------------------------
            Revolving credit facility, effective rate 6.1% and 5.7%              $  33,596         $ 24,500
            Uncommitted lines of credit, effective rate 6.22%                                        11,500
            7.82% Senior unsecured term notes, due in
              semi-annual installments of $5,714 through 2003                       28,572           40,000
            6.6% Senior unsecured term note, due at maturity in December 2007       50,000           50,000
            -----------------------------------------------------------------------------------------------
            Total                                                                $ 112,168         $126,000
            ===============================================================================================

   The revolving credit facility and senior unsecured term notes contain certain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2000, the most restrictive of these covenants required that the Company maintain a minimum consolidated net worth of $255,294. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is less than its carrying value at June 30, 2000 by approximately $4,980.


6.  INCOME TAXES

Provision
The provision for income taxes consists of:

                                                                               Year Ended June 30
                                                                    2000              1999             1998
            -----------------------------------------------------------------------------------------------
            Current                                              $22,386          $ 15,636          $14,635
            Deferred                                              (2,886)           (2,936)           5,065
            -----------------------------------------------------------------------------------------------
            Total                                                $19,500          $ 12,700          $19,700
            ===============================================================================================

The exercise of non-qualified stock options during fiscal 2000, 1999 and 1998 resulted in $33, $199 and $645, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Also, the accelerated vesting of Performance Accelerated Restricted Stock (PARS) and other restricted stock awards in fiscal 2000, 1999 and 1998 resulted in $62, $28 and $360, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were credited to additional paid-in capital.

Effective Tax Rates
The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                                                               Year Ended June 30
                                                                    2000              1999             1998
            -----------------------------------------------------------------------------------------------
            Statutory tax rate                                     35.0%             35.0%            35.0%
            Effects of:
              State and local income taxes                          2.6               1.6              3.0
              Non-deductible expenses                               1.8               2.6              2.1
              Other, net                                            (.8)              (.3)             (.6)
            -----------------------------------------------------------------------------------------------
            Effective tax rate                                     38.6%             38.9%            39.5%
            ===============================================================================================

Balance Sheet
The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                                           June 30
                                                                                      2000             1999
            -----------------------------------------------------------------------------------------------
            Inventories                                                           $(13,934)        $(15,994)
            Depreciation and differences in property bases                          (5,015)          (4,447)
            Compensation liabilities not currently deductible                       10,594            9,164
            Reserves not currently deductible                                        4,444            4,634
            Goodwill                                                                   908            1,013
            Other                                                                    1,889            1,630
            -----------------------------------------------------------------------------------------------
            Net deferred tax liability                                            $ (1,114)         $(4,000)
            ===============================================================================================


7.  SHAREHOLDERS' EQUITY

Stock Incentive Plans
The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2000 and 1999 were 25,000 and 46,000, respectively.

    Under the 1997 Plan, the Company has awarded PARS, restricted stock and/or stock options to officers, other key associates and members of the Board of Directors. PARS and restricted stock award recipients are entitled to receive dividends and have voting rights on their respective shares but are restricted from selling or transferring the shares prior to vesting. The PARS vests after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. Restricted stock awards vest 25% each year. The aggregate fair market value of the PARS and restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period or until such time as acceleration of vesting takes place. In fiscal 1999 and 1998 the Company recognized accelerated vesting of 17,000 and 95,000 shares, respectively, of previously awarded PARS.

    At June 30, 2000 the Company had granted stock options under the 1997 Plan as described above. The stock options generally vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the 1997 Plan. Had the Company accounted for options granted based on fair value at the grant dates for awards under the 1997 Plan consistent with the method of FASB No. 123, the Company's net income and net income per share would have been reduced to $30,003 and $1.45 in 2000, $19,118 and $.89 in 1999, and $29,616 and $1.36 in 1998.

    Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 2000, 1999 and 1998 are:

                                                                    2000              1999             1998
            -----------------------------------------------------------------------------------------------
            Expected life                                        7 years           7 years          7 years
            Risk free interest rate                                 6.6%              5.2%             5.7%
            Dividend yield                                          3.0%              3.0%             2.0%
            Volatility                                             28.8%             28.0%            25.0%

Information regarding these option plans is as follows:

                                                   2000                   1999                 1998
                                                   --------------------------------------------------------
                                                     Weighted-              Weighted-             Weighted-
                                                       Average                Average               Average
                                                      Exercise               Exercise              Exercise
                                              Shares     Price       Shares     Price      Shares     Price
            -----------------------------------------------------------------------------------------------
            Outstanding July 1                 1,464    $14.67        1,019    $14.01      1,117    $13.36
            Granted                              476     16.27          608     14.94         41     26.98
            Exercised                            (21)    12.79         (109)     8.86       (103)    11.13
            Expired/canceled                     (49)    17.27          (54)    17.48        (36)    17.59
            -----------------------------------------------------------------------------------------------
            Outstanding June 30                1,870    $15.03        1,464    $14.67      1,019    $14.01
            ===============================================================================================
            Options exercisable June 30          928    $14.01          663    $13.05        614    $11.23
            Weighted-average fair value
              of options granted
              during the year                           $ 5.15                 $ 4.13               $ 7.80

The following table summarizes information about stock options outstanding at June 30, 2000:

                                                   Options Outstanding               Options Exercisable
                                         ----------------------------------------   -----------------------
                                                              Weighted  Weighted-                 Weighted-
                                                               Average    Average                   Average
               Ranges of                        Number       Remaining   Exercise         Number   Exercise
            Exercise Prices                Outstanding Life (in years)      Price    Exercisable      Price
            -----------------------------------------------------------------------------------------------
            $  6 - $ 9                            61          0.3          $ 6.31             61     $ 6.31
               9 -  13                           234          2.1           9.44             234       9.44
              13 -  17                         1,054          8.1          14.92             356      14.33
              17 -  21                           482          6.9          18.13             257      18.57
              21 -  28                            39          7.6          26.98              20      26.98
            -----------------------------------------------------------------------------------------------
            Total                              1,870                                         928
            ===============================================================================================

At June 30, 2000, option prices related to outstanding options ranged from $6.31 to $27.50 per share.

Shareholders Rights
On January 15, 1998 the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock held of record as of February 2, 1998. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by Applied's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the Rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

Treasury Shares
At June 30, 2000, 596,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.


8.  BENEFIT PLANS

Retirement Savings Plan
Substantially all associates of the Company's domestic subsidiaries are covered by the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 15 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.
   The Company's expense for contributions to the above plan was $4,837, $3,417, and $5,579 for the years ended June 30, 2000, 1999, and 1998, respectively.

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

Postemployment Benefit Plans
The following table provides summary disclosure of the Company's Supplemental Executive Retirement Benefit Plan, Qualified Retirement Plan, Salary Continuation Benefits and Retiree Medical Benefits:

                                                             Pension Benefits               Other Benefits
                                                           ---------------------          ------------------
                                                              2000        1999              2000       1999
            -----------------------------------------------------------------------------------------------
            CHANGE IN BENEFIT OBLIGATION:
            Benefit obligation at beginning of the year   $ 15,050    $ 14,199          $  3,410    $ 3,132
            Service cost                                       454         465                71         41
            Interest cost                                    1,096         997               254        216
            Benefits paid                                     (968)       (983)             (168)      (113)
            Prior service cost incurred during year                        690                          229
            Actuarial gain during year                        (987)       (318)             (270)       (95)
            -----------------------------------------------------------------------------------------------
            Benefit obligation at June 30                 $ 14,645    $ 15,050          $  3,297    $ 3,410
            ===============================================================================================

            CHANGE IN PLAN ASSETS:
            Fair value of plan assets at beginning of
              year                                        $  1,883    $  1,825
            Actual return on plan assets                        33         108
            Employer contribution                              995         933          $    168    $   113
            Benefits paid                                     (968)       (983)             (168)      (113)
            -----------------------------------------------------------------------------------------------
            Fair value of plan assets at June 30          $  1,943    $  1,883          $      0    $     0
            ===============================================================================================

            RECONCILIATION OF FUNDED STATUS:
            Funded status                                 $(12,701)   $(13,168)         $ (3,297)   $(3,410)
            Unrecognized net (gain) loss                       483       1,413              (836)      (581)
            Unrecognized prior service cost                  2,162       2,400               200        226
            -----------------------------------------------------------------------------------------------
            Accrued pension cost at year end              $(10,056)   $ (9,355)         $ (3,933)   $(3,765)
            ===============================================================================================

            AMOUNTS RECOGNIZED IN THE BALANCE SHEET
              AT JUNE 30 CONSIST OF:
            Accrued benefit liability                     $(11,411)   $(11,728)         $ (3,933)   $(3,765)
            Intangible asset                                 1,355       2,373
            -----------------------------------------------------------------------------------------------
            Net amount recognized, included in other
              liabilities on the consolidated balance
              sheet                                       $(10,056)   $ (9,355)         $ (3,933)   $(3,765)
            ===============================================================================================

            WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30:
            Discount rate                                      7.5%        7.0%              7.5%       7.0%
            Expected return on plan assets                     7.0%        7.0%              N/A        N/A
            Rate of compensation increase                      5.5%        5.5%              N/A        N/A

            COMPONENTS OF NET PERIODIC BENEFIT COST:
            Service cost                                   $   454     $   465          $     71    $    41
            Interest cost                                    1,096         997               254        216
            Expected return on plan assets                    (166)       (163)
            Amortization of actuarial (gain) loss               77          86               (15)       (15)
            Amortization of prior service cost                 236         260                26         (3)
            -----------------------------------------------------------------------------------------------
            Net periodic pension cost                     $  1,697    $  1,645          $    336    $   239
            ===============================================================================================

   The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions as of June 30, 2000 was 7.5% decreasing to 5.0% by 2006. A one-percentage point change in the assumed health care cost trend rates would have had the following effects:

                                                                   One-Percentage           One-Percentage
                                                                   Point Increase           Point Decrease
                                                                   --------------           --------------
            Effect on total service and interest cost
              components of periodic expense                           $  54                   $ (43)
            Effect on post-retirement benefit obligation               $ 424                   $(356)

Supplemental Executive Retirement Benefit Plan
The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

Qualified Retirement Plan
The Company, in conjunction with the Invetech acquisition, is continuing a qualified defined benefit plan that provides benefits to certain Invetech employees at retirement. The benefits are based on the length of service and date of retirement.

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


9.  COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and computer equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases, are $17,443 in 2001; $12,067 in 2002; $10,465 in 2003; $7,997 in 2004; $6,064 in
2005 and $35,339 after 2005.

   In connection with the lease of the corporate headquarters facility, the Company has agreed to guarantee repayment of $5,678 of bonds issued by the Cleveland-Cuyahoga County Port Authority as lessor and Cuyahoga County to fund construction of the headquarters facility.

   Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment was $20,327 in 2000, $19,365 in 1999, and $20,004 in 1998.

   The Company had outstanding letters of credit of $9,484 at June 30, 2000. These letters of credit secure certain employee benefit and insurance obligations.


10.  SEGMENT INFORMATION

The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their immediate maintenance, repairs and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, linear motion products, general maintenance and specialty items. The "Other" column consists of the aggregation of all other non-service center based distribution operations that sell directly to customers, including fluid power, electrical shop and fabricated rubber businesses and certain electronic commerce businesses. In addition to industrial products, other product categories include engineered systems, fluid power and fabricated rubber. Engineered systems consist of power transmission and electrical systems. Fluid power products includes hydraulic and pneumatic systems. Fabricated rubber products consist of conveyor belting and industrial hose. The Company also offers various levels of technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs.

   The segments were established in fiscal 1999 primarily due to the acquisitions outside the Company's core business segment and the related growth in these areas. Estimates have been used to determine some of the prior period information based on the current segment structure. The accounting policies of the segments are the same as those described in Note 1. Intersegment sales are not significant. All current segment operating results are in the United States and Puerto Rico. The segment operations in Puerto Rico are not significant. The operations acquired from Dynavest (see Note 2) are all in Canada and will begin to be included in the Company's consolidated operating results in fiscal 2001. The long-lived assets located outside of the United States are not material.

Segment Financial Information:

                                                  Service Center
                                               Based Distribution          Other            Total
                                               -------------------------------------------------------

        YEAR ENDED JUNE 30, 2000
        Net sales                                      $1,508,444       $ 63,261       $1,571,705
        Operating profit                                   63,444          3,238           66,682
        Assets used in the business                       542,125         52,542          594,667
        Depreciation                                       16,989            511           17,500
        Capital Expenditures                                6,970          2,540            9,510
                                               -------------------------------------------------------

        YEAR ENDED JUNE 30, 1999
        Net sales                                      $1,466,836       $ 61,092       $1,527,928
        Operating profit                                   59,435          2,460           61,895
        Assets used in the business                       538,723         35,626          574,349
        Depreciation                                       16,822            503           17,325
        Capital Expenditures                               12,317          1,210           13,527
                                               -------------------------------------------------------

        YEAR ENDED JUNE 30, 1998
        Net sales                                      $1,454,376       $ 37,029       $1,491,405
        Operating profit                                   87,226          2,114           89,340
        Assets used in the business                       577,984         28,107          606,091
        Depreciation                                       16,094            334           16,428
        Capital Expenditures                               33,261            600           33,861
                                               -------------------------------------------------------

A reconciliation from the segment operating profit to the consolidated balances is as follows:

                                                                   Year Ended June 30
                                                             2000           1999             1998
        ------------------------------------------------------------------------------------------
        Operating profit for reportable segment           $63,444       $ 59,435          $87,226
        Other operating profit                              3,238          2,460            2,114
        Less:
          Goodwill amortization                             4,296          4,122            2,983
          Corporate and other expense, net (a)              4,669         15,285           27,837
        ------------------------------------------------------------------------------------------
        Total operating profit                             57,717         42,488           58,520
        Interest expense, net                               7,169          9,855            8,695
        ------------------------------------------------------------------------------------------
        Income before taxes                               $50,548       $ 32,633          $49,825
        ==========================================================================================

        (a) Beginning in January, 1999, certain logistics costs were allocated to the Service Center Based Distribution segment.

Net sales by product category are as follows:

                                                                   Year Ended June 30
                                                           2000             1999             1998
        ------------------------------------------------------------------------------------------
        Industrial                                  $1,100,135       $ 1,073,924       $1,078,507
        Engineered systems                             239,165           233,407          229,984
        Fluid power                                    161,863           146,828          112,718
        Fabricated rubber                               70,542            73,769           70,196
        ------------------------------------------------------------------------------------------
                                                    $1,571,705       $ 1,527,928       $1,491,405
        ==========================================================================================

11.  LITIGATION

The Company is a defendant in various lawsuits incidental to its business. The Company is vigorously defending these lawsuits. Although management cannot predict the outcomes of these lawsuits, they are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

                          INDEPENDENT AUDITORS' REPORT

                                                                        DELOITTE
                                                                        & TOUCHE

Shareholders and Board of Directors
Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 2000 and 1999, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
August 8, 2000

             Applied Industrial Technologies, Inc. and Subsidiaries

           QUARTERLY OPERATING RESULTS AND MARKETING DATA (UNAUDITED)

                                                                                             Per Common Share (C)
                                                                                ----------------------------------------------------
                                                                                                                   Price Range
                                                                                                       -----------------------------
                                                                                    Net
                                        Net          Gross           Net       Income -           Cash
                                      Sales     Profit (D)        Income        Diluted       Dividend           High           Low

(Dollars in thousands,
except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
2000 (A)
FIRST QUARTER                   $   380,671     $   93,765      $  5,862           $0.28         $0.12         $19.06         $14.38
SECOND QUARTER                      372,626         92,687         6,233            0.30          0.12          17.88          15.06
THIRD QUARTER                       413,194        103,022         8,304            0.40          0.12          18.19          15.00
FOURTH QUARTER                      405,214        102,116        10,649            0.53          0.12          18.13          14.31
------------------------------------------------------------------------------------------------------
                                $ 1,571,705     $  391,590      $ 31,048           $1.50         $0.48
======================================================================================================

1999 (A)
First Quarter (B)               $   379,174     $   90,636      $  1,358           $0.06         $0.12         $20.81         $15.75
Second Quarter                      371,395         88,743         4,388            0.20          0.12          16.50          12.00
Third Quarter                       386,616         94,081         6,372            0.30          0.12          14.50          11.13
Fourth Quarter                      390,743         94,719         7,815            0.37          0.12          19.00          11.31
------------------------------------------------------------------------------------------------------
                                $ 1,527,928     $  368,179      $ 19,933           $0.93         $0.48
======================================================================================================

1998 (A)
First Quarter (B)               $   344,726     $   85,286      $  4,497           $0.21         $0.11         $34.81         $23.83
Second Quarter                      368,623         91,403         7,714            0.35          0.12          34.44          24.94
Third Quarter                       393,871         98,361         9,115            0.41          0.12          29.31          23.13
Fourth Quarter                      384,185        102,506         8,799            0.40          0.12          27.88          20.50
------------------------------------------------------------------------------------------------------
                                $ 1,491,405     $  377,556      $ 30,125           $1.38         $0.47
======================================================================================================


(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. These cost adjustments were immaterial in 1999. Adjustments in 2000 and 1998 increased gross profit by $2,924 and $9,707; net income by $1,708 and $5,625; and diluted net income per share by $.08 and $.26, respectively. Reductions in inventories during the fiscal year ended June 30, 1999 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. These liquidations increased annual gross profit by $456; annual net income by $252; and diluted net income per share by $.01. (See Note 3 to Consolidated Financial Statements.)

(B) During the first quarter of fiscal 1999, the Company recorded pretax restructuring and other special charges of $5,400 to cover certain costs of consolidation and workforce reductions. Net of income taxes, this charge decreased net income by $3,186, or $.14 per share. During the first quarter of fiscal 1998, in connection with the acquisition of Invetech, a pretax restructuring charge of $4,000 was recorded for consolidation expenses and costs associated with the disposal of duplicative property and other assets. Net of income taxes, this charge decreased net income by $2,360 or $.11 per share.

(C) On August 17, 2000 there were 6,467 shareholders of record including 3,480 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 17, 2000 was $17.38 per share.

(D) Certain reclassifications have been made to the prior years' consolidated financial statements in order to be consistent with the presentation for the current year.

             Applied Industrial Technologies, Inc. and Subsidiaries

                                10 YEAR SUMMARY

                                                       2000                   1999                    1998                   1997
(Dollars in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
  YEAR ENDED JUNE 30
   Net sales                                   $  1,571,705            $ 1,527,928            $  1,491,405            $ 1,160,251
   Operating income                                  57,717                 42,488                  58,520                 50,599
   Net income                                        31,048                 19,933                  30,125                 27,092
   Per share data
     Net income - basic                                1.52                    .93                    1.40                   1.47
     Net income - diluted                              1.50                    .93                    1.38                   1.44
     Cash dividends                                     .48                    .48                     .47                    .41

  YEAR-END POSITION - JUNE 30
   Working capital                             $    255,132            $   258,730            $    221,766            $   164,723
   Long-term debt                                   112,168                126,000                  90,000                 51,428
   Total assets                                     594,667                574,349                 606,091                394,114
   Shareholders' equity                             299,331                293,586                 299,502                212,874

  YEAR-END STATISTICS - JUNE 30
   Current ratio                                        2.6                    3.0                     2.1                    2.4
   Operating facilities                                 478                    444                     449                    377
   Shareholders of record (A)                         6,548                  6,869                   6,731                  4,676


(A) Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.

                                                       1996                    1995                   1994                   1993
(Dollars in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
  YEAR ENDED JUNE 30
   Net sales                                     $ 1,143,749            $  1,054,809             $  936,254              $ 831,432
   Operating income                                   49,281                  36,923                 27,817                 20,521
   Net income                                         23,334                  16,909                 12,687                  8,927
   Per share data
     Net income - basic                                 1.26                     .97                    .75                    .55
     Net income - diluted                               1.25                     .96                    .73                    .54
     Cash dividends                                      .36                     .31                    .29                    .29

  YEAR-END POSITION - JUNE 30
   Working capital                               $   151,956            $    153,555             $  144,605              $ 130,860
   Long-term debt                                     62,857                  74,286                 80,000                 80,000
   Total assets                                      404,072                 359,231                343,519                315,935
   Shareholders' equity                              192,264                 169,760                150,491                134,940

  YEAR-END STATISTICS - JUNE 30
   Current ratio                                         2.1                     2.4                    2.4                    2.4
   Operating facilities                                  376                     374                    368                    346
   Shareholders of record (A)                          4,636                   4,379                  4,478                  4,449

                                                                  1992                   1991
(Dollars in thousands, except per share amounts)
----------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
  YEAR ENDED JUNE 30
   Net sales                                                 $  817,813           $    814,000
   Operating income                                               4,703                 17,115
   Net income                                                   (1,666)                  4,282
   Per share data
     Net income - basic                                            (.11)                   .27
     Net income - diluted                                          (.11)                   .27
     Cash dividends                                                 .29                    .29

  YEAR-END POSITION - JUNE 30
   Working capital                                           $   41,967           $     54,695
   Long-term debt
   Total assets                                                 330,619                327,939
   Shareholders' equity                                         128,830                134,203

  YEAR-END STATISTICS - JUNE 30
   Current ratio                                                    1.2                    1.3
   Operating facilities                                             362                    370
   Shareholders of record (A)                                     4,354                  4,025