Form 10-K, Exhibit 13
period 2001-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2001-09-19
CIK 109563

                                                                      EXHIBIT 13


             Applied Industrial Technologies, Inc. and Subsidiaries


Statements of CONSOLIDATED INCOME

                                                                  Year Ended June 30

                                                      2001                    2000                  1999
                                                      ------------------------------------------------------
(In thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------
NET SALES                                         $ 1,625,755            $ 1,601,084            $ 1,555,424
Cost of sales                                       1,216,456              1,209,494              1,187,245
------------------------------------------------------------------------------------------------------------
                                                      409,299                391,590                368,179
Selling, distribution and administrative              354,298                333,811                325,910
------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                       55,001                 57,779                 42,269
------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE                                        9,386                  7,774                 10,063
INTEREST INCOME                                          (281)                  (262)                  (193)
Other, net                                                548                   (281)                  (234)
------------------------------------------------------------------------------------------------------------
                                                        9,653                  7,231                  9,636
------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                             45,348                 50,548                 32,633
------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE                                     17,300                 19,500                 12,700
------------------------------------------------------------------------------------------------------------
NET INCOME                                        $    28,048            $    31,048            $    19,933
============================================================================================================
NET INCOME PER SHARE - BASIC                      $      1.43            $      1.52            $      0.93
============================================================================================================
NET INCOME PER SHARE - DILUTED                    $      1.41            $      1.50            $      0.93
============================================================================================================


See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

 Consolidated BALANCE SHEETS

                                                                                         June 30

                                                                                2001                 2000
                                                                                ----------------------------

   (In thousands)
------------------------------------------------------------------------------------------------------------
  ASSETS
   Current assets
    Cash and temporary investments                                          $  13,981              $  12,349
    Accounts receivable, less allowances of $5,400 and $3,800                 190,935                212,254
    Inventories                                                               191,570                182,102
    Other current assets                                                        9,974                  8,286
------------------------------------------------------------------------------------------------------------
   Total current assets                                                       406,460                414,991
------------------------------------------------------------------------------------------------------------
   Property - at cost
    Land                                                                       12,121                 12,214
    Buildings                                                                  68,840                 67,630
    Equipment                                                                  84,478                 92,656
------------------------------------------------------------------------------------------------------------
                                                                              165,439                172,500
    Less accumulated depreciation                                              75,176                 75,300
------------------------------------------------------------------------------------------------------------
   Property - net                                                              90,263                 97,200
------------------------------------------------------------------------------------------------------------
   Goodwill and other intangible assets - net                                  65,113                 67,089
   Other assets                                                                17,018                 15,387
------------------------------------------------------------------------------------------------------------
        Total Assets                                                        $ 578,854              $ 594,667
============================================================================================================
LIABILITIES
   Current liabilities
    Accounts payable                                                        $  75,896              $  93,587
    Compensation and related benefits                                          23,749                 32,476
    Other current liabilities                                                  27,814                 33,796
------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                  127,459                159,859
   Long-term debt                                                             113,494                112,168
   Other liabilities                                                           26,383                 23,309
------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                     267,336                295,336
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500 shares
    authorized; none issued or outstanding
   Common stock - no par value; 50,000 shares
    authorized; 24,096 shares issued                                           10,000                 10,000
   Additional paid-in capital                                                  84,221                 83,312
   Income retained for use in the business                                    285,661                267,145
   Treasury shares - at cost (4,449 and 4,017 shares)                         (66,227)               (57,419)
   Unearned restricted common stock compensation                               (1,955)                (3,707)
   Accumulated other comprehensive income                                        (182)
------------------------------------------------------------------------------------------------------------
        TOTAL SHAREHOLDERS' EQUITY                                            311,518                299,331
------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 578,854              $ 594,667
============================================================================================================

   See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries


Statements of CONSOLIDATED CASH FLOWS

                                                                                                Year Ended June 30

                                                                                2001                   2000                    1999
                                                                                ---------------------------------------------------
(In thousands)
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                             $    28,048            $    31,048            $    19,933
   Adjustments to reconcile net income to cash provided
    by operating activities:
      Depreciation                                                             16,364                 17,500                 17,325
      Deferred income taxes                                                    (1,800)                (2,886)                (2,936)
      Amortization of restricted common stock compensation,
       goodwill and other intangible assets                                     6,145                  5,488                  5,331
      Provision for losses on accounts receivable                               6,995                  3,058                  3,014
      (Gain) loss on sale of property                                          (1,080)                  (460)                   187
      Treasury shares contributed to employee benefit and deferred
       compensation plans                                                       6,529                  3,819                  3,681
      Changes in current assets and liabilities, net of acquisitions:
       Accounts receivable                                                     15,869                 (7,606)                 9,348
       Inventories                                                             (8,522)                 1,138                 25,367
       Other current assets                                                    (1,908)                  (944)                 2,717
       Accounts payable                                                       (17,691)                14,751                   (255)
       Accrued expenses                                                       (11,732)                11,538                   (582)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      37,217                 76,444                 83,130
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                         (11,731)                (9,510)               (13,527)
   Proceeds from property sales                                                 4,251                  5,338                  4,123
   Net cash paid for acquisition of businesses, net of cash
    acquired of $812 in 2001 and $597 in 1999                                  (5,491)               (34,522)               (12,533)
   Deposits and other                                                            (310)                  (294)                 6,033
------------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                         (13,281)               (38,988)               (15,904)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments under line of credit agreements - net                                                                         (42,973)
   Borrowings (repayments) under revolving credit agreements - net            (12,246)                (2,403)                36,000
   Long-term debt borrowings                                                   25,000
   Long-term debt repayments                                                  (11,428)               (11,429)               (19,429)
   Exercise of stock options                                                    1,403                    301                  1,161
   Dividends paid                                                              (9,532)                (9,929)               (10,397)
   Purchases of treasury shares                                               (15,501)               (20,833)               (21,746)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                         (22,304)               (44,293)               (57,384)
------------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and temporary investments                        1,632                 (6,837)                 9,842
   Cash and temporary investments at beginning of year                         12,349                 19,186                  9,344
------------------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR                             $    13,981            $    12,349            $    19,186
====================================================================================================================================

Supplemental Cash Flow Information
   Cash paid during the year for:
    Income taxes                                                          $    22,080            $    21,359            $    11,176
    Interest                                                              $     8,595            $     7,247            $    10,401

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

 Statements of CONSOLIDATED SHAREHOLDERS' EQUITY

                                                               For the Years Ended June 30, 2001, 2000 and 1999
                                                      ----------------------------------------------------------------------

                                                                                                                 Unearned
                                                                                      Income                    Restricted
                                           Shares of               Additional   Retained for      Treasury         Common
                                        Common Stock    Common        Paid-in     Use in the     Shares-at          Stock
                                         Outstanding     Stock        Capital       Business         Cost    Compensation

   (In thousands, except per share amounts)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1998                       22,102    $10,000      $82,713      $236,109       $(24,391)       $(4,929)
 Net income                                                                         19,933
 Cash dividends - $.48 per share                                                   (10,397)
 Purchases of common stock for treasury       (1,450)                                             (21,746)
 Treasury shares issued for:
   Retirement Savings Plan contributions         220                     337                        2,980
   Exercise of stock options                     109                    (281)                       1,442
   Restricted common stock awards                 96                     (86)                       1,266         (1,180)
   Deferred compensation plans                    24                      55                          309
 Amortization of restricted
   common stock compensation                                              28                                       1,210
 Other                                                                  (167)          381
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                      21,101    10,000        82,599       246,026        (40,140)        (4,899)
 Net income                                                                         31,048
 Cash dividends - $.48 per share                                                    (9,929)
 Purchases of common stock for treasury       (1,280)                                             (20,833)
 Treasury shares issued for:
   Retirement Savings Plan contributions         210                     493                        2,921
   Exercise of stock options                      22                       7                          294
   Deferred compensation plans                    25                      66                          339
 Amortization of restricted
   common stock compensation                                              62                                       1,192
 Other                                                                    85
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                      20,078    10,000        83,312       267,145        (57,419)        (3,707)
 Net income                                                                         28,048
 Minimum pension liability
 Cash flow hedge and other

    TOTAL COMPREHENSIVE INCOME

 Cash dividends - $.48 per share                                                    (9,532)
 Purchases of common stock for treasury         (891)                                             (15,501)
 Treasury shares issued for:
   Retirement Savings Plan contributions         309                     882                        4,516
   Exercise of stock options                     110                    (201)                       1,604
   Deferred compensation plans                    67                     180                          951
 Forfeiture of restricted common stock
   compensation                                  (26)                   (286)                        (378)           664
 Amortization of restricted
   common stock compensation                                              58                                       1,088
 Other                                                                   276
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2001                      19,647    $10,000      $84,221      $285,661       $(66,227)       $(1,955)
============================================================================================================================




                               For the Years Ended June 30, 2001, 2000 and 1999
                               ------------------------------------------------

                                            Accumulated
                                                  Other         Total
                                          Comprehensive   Shareholders'
                                                 Income        Equity

   (In thousands, except per share amounts)
-----------------------------------------------------------------------
BALANCE AT JULY 1, 1998                                       $299,502
 Net income                                                     19,933
 Cash dividends - $.48 per share                               (10,397)
 Purchases of common stock for treasury                        (21,746)
 Treasury shares issued for:
   Retirement Savings Plan contributions                         3,317
   Exercise of stock options                                     1,161
   Restricted common stock awards
   Deferred compensation plans                                     364
 Amortization of restricted
   common stock compensation                                     1,238
 Other                                                             214
-----------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                                       293,586
 Net income                                                     31,048
 Cash dividends - $.48 per share                                (9,929)
 Purchases of common stock for treasury                        (20,833)
 Treasury shares issued for:
   Retirement Savings Plan contributions                         3,414
   Exercise of stock options                                       301
   Deferred compensation plans                                     405
 Amortization of restricted
   common stock compensation                                     1,254
 Other                                                              85
-----------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                                       299,331
 Net income                                                     28,048
 Minimum pension liability                           $(285)       (285)
 Cash flow hedge and other                             103         103
                                                               -------
    TOTAL COMPREHENSIVE INCOME                                  27,866
                                                               -------
 Cash dividends - $.48 per share                                (9,532)
 Purchases of common stock for treasury                        (15,501)
 Treasury shares issued for:
   Retirement Savings Plan contributions                         5,398
   Exercise of stock options                                     1,403
   Deferred compensation plans                                   1,131
 Forfeiture of restricted common stock
   compensation
 Amortization of restricted
   common stock compensation                                     1,146
 Other                                                             276
-----------------------------------------------------------------------
BALANCE AT JUNE 30, 2001                             $(182)   $311,518
=======================================================================






     See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

Notes to CONSOLIDATED FINANCIAL STATEMENTS

                                       Years Ended June 30, 2001, 2000 and 1999

           (Dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------
       1.  BUSINESS AND ACCOUNTING POLICIES
        Business

        The Company is one of North America's leading distributors of industrial and fluid power products and systems. Industrial products include bearings and seals, linear motion products, power transmission products, industrial rubber products, general maintenance products and related specialty items. Fluid power includes hydraulic, pneumatic, lubrication and filtration components and systems. The Company also provides mechanical, electrical, rubber shop and fluid power services as well as material handling components and systems. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.

        Consolidation
        The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in businesses in which the Company does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method of accounting. The financial statements of the Company's Canadian subsidiaries are included in the consolidated financial statements based upon their fiscal year ended May 31.

        Foreign Currency
        The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at the exchange rates as of year-end, while income statement amounts are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are included in the statements of consolidated income and were not material.

        Estimates
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

        Cash and Temporary Investments
        The Company considers all temporary investments with maturities of three months or less to be cash equivalents.

        Goodwill and Other Intangible Assets
        Goodwill is recorded for the purchase price of acquired operations in excess of the fair value of identifiable net assets. Goodwill has been amortized on a straight-line basis over 15 to 30 years. Other intangible assets primarily relate to non-competition agreements and are amortized over the lives of the agreements which primarily are 5 years.

        Goodwill and other intangible assets consist of the following:

                                                                                                               June 30

                                                                                                        2001            2000
                                                                                                        ----            ----
                      Goodwill, net of accumulated amortization of $13,069 and $9,412                $62,021         $62,709
                      Other intangibles, net of accumulated amortization of $5,393 and $3,805          3,092           4,380
                      ------------------------------------------------------------------------------------------------------
                        Total                                                                        $65,113         $67,089
                      ======================================================================================================

        During July 2001, Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets" was issued by the Financial Accounting Standards Board. Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted to adopt SFAS 142 effective July 1, 2001 or defer adoption until July 1, 2002. Once adopted, goodwill amortization of approximately $3,500 on an annualized basis will cease. The Company has not yet determined if any impairment charges will result from the adoption of SFAS 142. The Company expects to adopt this standard effective as of July 1, 2001.

        Inventories
        Domestic inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories utilize the average cost method. See Note 3 for further information regarding inventories.

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

         Reclassifications

         The Company made minor reclassifications of selling, distribution and administrative expenses and interest expense in the prior year consolidated financial statements in order to conform to the current year presentation. Certain other reclassifications have also been made to prior year amounts in order to be consistent with the presentation for the current year.

         Net Income Per Share

         The following is a computation of the basic and diluted earnings per share:

                                                                                        Year Ended June 30

                                                                                   2001         2000         1999
                                                                                 ----------------------------------
                  -------------------------------------------------------------------------------------------------
                  NET INCOME                                                     $28,048      $31,048      $19,933
                  =================================================================================================
                  AVERAGE SHARES OUTSTANDING
                  Weighted average common shares
                    outstanding for basic computation                             19,589       20,439       21,386
                  Dilutive effect of stock based options and awards                  335          248          160
                  -------------------------------------------------------------------------------------------------
                  Weighted average common shares
                    outstanding for diluted computation                           19,924       20,687       21,546
                  =================================================================================================
                  NET INCOME PER SHARE
                  Net income per share - basic                                   $  1.43      $  1.52      $   .93
                  -------------------------------------------------------------------------------------------------
                  Net income per share - diluted                                 $  1.41      $  1.50      $   .93
                  =================================================================================================

         New Accounting Standard

         Effective July 1, 2000, the Company adopted Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Accordingly, freight charged to customers is now recorded in net sales, whereas previously it was classified as an offset to cost of sales. All prior amounts have been restated to conform to the current presentation.

         2.  BUSINESS COMBINATIONS

         During the year ended June 30, 2001, the Company acquired the stock of a distributor of fluid power products for $7,300. Results of operations for this acquisition are immaterial for all periods presented. Goodwill, based on allocations of fair values to assets and liabilities acquired, of $3,500 was recognized in connection with this combination.

               Effective June 1, 2000, the Company acquired certain assets of Dynavest Corporation, a Canadian distributor of bearings, power transmission, fluid power and industrial rubber products. In December 1999, the Company acquired certain assets of a distributor of bearings and power transmission components. The total purchase price of these acquisitions was $37,803, including notes payable to the sellers totaling $3,282. The Company financed the cash portion of the purchase price with its existing revolving credit facility. The Canadian acquisition was first included in the June 30, 2000 consolidated balance sheet of the Company and the business' operating results have been included in the Company's consolidated income statement from the beginning of fiscal 2001. Results of operations for these acquisitions are not material for all years presented. The Company recorded goodwill totaling $6,800 from these acquisitions, representing the excess of the purchase price over assets acquired.

               During the year ended June 30, 1999, the Company acquired five distributors for a total purchase price of $14,800 financed through available credit facilities. Three of the companies are distributors of bearings, mechanical and electrical drive systems and industrial products. Two of the companies are distributors of fluid power products. Results of operations for these acquisitions are not material for all periods presented. Goodwill of $10,953 was recognized in connection with these combinations.

               All of the above acquisitions were accounted for as purchases, and results of operations are included in the accompanying consolidated financial statements from their respective acquisition dates.

         3.  INVENTORIES

         Inventories consist of the following:

                                                                                                     June 30

                                                                                               2001          2000
                                                                                              --------------------
                  -------------------------------------------------------------------------------------------------
                  U.S. inventories at current cost                                           $283,215     $272,847
                  Foreign inventories at average cost                                          17,250       13,115
                  -------------------------------------------------------------------------------------------------
                                                                                              300,465      285,962
                  Less: Excess of current cost over LIFO cost for U.S. inventories            108,895      103,860
                  -------------------------------------------------------------------------------------------------
                  Inventories on consolidated balance sheet                                  $191,570     $182,102
                  =================================================================================================

4.  OTHER BALANCE SHEET INFORMATION

Other assets consist of the following:


                                                                                                      June 30

                                                                                             2001                 2000
                                                                                             -------------------------
             ----------------------------------------------------------------------------------------------------------
             Deposits and investments                                                      $ 3,624              $ 4,404
             Deferred tax assets - non-current                                               6,789                6,949
             Other                                                                           6,605                4,034
             ----------------------------------------------------------------------------------------------------------
             Total                                                                         $17,018              $15,387
             ==========================================================================================================


Substantially all investments have fair values approximately equal to their carrying values.

Other current liabilities consist of the following:

                                                                                                      June 30

                                                                                              2001                 2000
                                                                                              -------------------------
             ----------------------------------------------------------------------------------------------------------
             Deferred tax liabilities - current                                            $ 5,573              $ 8,063
             Accrued income and other taxes                                                  4,610                8,668
             Accrued self insurance liabilities                                              4,907                5,285
             Other                                                                          12,724               11,780
             ----------------------------------------------------------------------------------------------------------
             Total                                                                         $27,814              $33,796
             ==========================================================================================================

5.  DEBT

In November 2000, the Company refinanced $25,000 of its debt incurred in connection with its Canadian acquisition, which debt was previously financed under its revolving credit facility, through a private issuance of senior notes. Fixed annual interest of 7.98% is paid quarterly and principal is due at maturity in November 2010.

     The Company has a committed revolving credit agreement expiring November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Borrowings under this agreement totaled $21,351 at June 30, 2001. Fees on this facility range from
 .12% to .40% per year on the average amount of the total revolving credit commitments during the year. This facility enables the Company to refinance short-term debt on a long-term basis. Accordingly, the current portion of long-term borrowings intended to be refinanced are classified as long-term debt. Unused lines under this facility totaling $118,403 are available to fund future acquisitions or other capital and operating requirements.

     The Company also has a $15,000 short-term uncommitted line of credit with a commercial bank. This agreement provides for payment of interest at various interest rate options, none of which is in excess of the bank's prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2001.

     Long-term debt consists of:

                                                                                                  June 30

                                                                                             2001           2000
                                                                                             -------------------
            -----------------------------------------------------------------------------------------------------
            Revolving credit facility, effective rate 4.3% and 6.1%                     $  21,351        $ 33,596
            7.98% Private placement debt, due at maturity in November 2010                 25,000
            7.82% Senior unsecured term notes, due in
              semi-annual installments of $5,714 through December 2002                     17,143          28,572
            6.6% Senior unsecured term notes, due at maturity in December 2007             50,000          50,000
            -----------------------------------------------------------------------------------------------------
            Total                                                                       $ 113,494        $112,168
            =====================================================================================================

     The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2001, the most restrictive of these covenants required that the Company maintain a minimum consolidated net worth of $263,708. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is less than its carrying value at June 30, 2001 by approximately $2,178.

     In October 2000, the Company entered into an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $100,000 in additional long-term financing, at the Company's sole discretion, with terms of up to twelve years. At June 30, 2001, there were no borrowings under this agreement.

6.  RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's policy. The Company does not hold or issue derivative financial instruments for trading purposes.

     In November 2000, the Company entered into two 10 year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly owned Canadian subsidiary. The cross currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed rate U.S.

dollar denominated debt to 7.75% fixed rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings.

     In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was $504 at June 30, 2001 which is recorded in other current assets and the related unrealized gain is recorded in accumulated other comprehensive income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was $126 at June 30, 2001, and changes in the fair value of this derivative instrument were recorded currently in earnings as a component of other income, net.

     The Company entered into the above cross-currency swaps during 2001 and no other derivative instruments were identified at July 1, 2000. As a result, no transition adjustment was required under SFAS 133.

7.  INCOME TAXES

Provision

The provision (benefit) for income taxes consists of:


                                            Year Ended June 30

                                    2001           2000           1999
                                    ----------------------------------
            ----------------------------------------------------------
            Current
              Federal           $ 17,550       $ 20,206       $ 14,405
              State                1,450          2,180          1,231
              Foreign                100
            ----------------------------------------------------------
            Total current         19,100         22,386         15,636
            ==========================================================

            Deferred
              Federal               (900)        (2,706)        (2,505)
              State                 (200)          (180)          (431)
              Foreign               (700)
            ----------------------------------------------------------
            Total deferred        (1,800)        (2,886)        (2,936)
            ----------------------------------------------------------
            Total               $ 17,300       $ 19,500       $ 12,700
            ==========================================================

The exercise of non-qualified stock options during fiscal 2001, 2000 and 1999 resulted in $374, $33 and $199, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Also, the accelerated vesting of Performance Accelerated Restricted Stock (PARS) and other restricted stock awards in fiscal 2001, 2000 and 1999 resulted in $57, $62 and $28, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were credited to additional paid-in capital.

Effective Tax Rates

The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                                   Year Ended June 30

                                              2001          2000          1999
                                              --------------------------------
            -------------------------------------------------------------------
            Statutory tax rate                35.0%         35.0%         35.0%
            Effects of:
              State and local income taxes     1.8           2.6           1.6
              Non-deductible expenses          2.6           1.8           2.6
              Canadian income taxes            (.9)
              Other, net                       (.4)          (.8)          (.3)
            -------------------------------------------------------------------
            Effective tax rate                38.1%         38.6%         38.9%
            ===================================================================

Balance Sheet

The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                             June 30

                                                                       2001           2000
                                                                       -------------------
            -------------------------------------------------------------------------------
            Inventories                                            $(13,200)      $(13,934)
            Depreciation and differences in property bases           (5,625)        (5,015)
            Compensation liabilities not currently deductible        10,960         10,594
            Reserves not currently deductible                         5,668          4,444
            Goodwill                                                    706            908
            Net operating loss carryforward, expiring 2008              821
            Other                                                     1,885          1,889
            -------------------------------------------------------------------------------
            Net deferred tax asset (liability)                     $  1,215       $ (1,114)
            ===============================================================================

8.  SHAREHOLDERS' EQUITY

Stock Incentive Plans

The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2001 and 2000 were 159,000 and 25,000, respectively.

     Under the 1997 Plan, the Company has awarded PARS, restricted stock and/or stock options to officers, other key associates and members of the Board of Directors. PARS and restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting.
The PARS vest after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. Restricted stock awards vest 25% each year. The aggregate fair market value of the PARS and restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period or until such time as acceleration of vesting takes place. In fiscal 1999 the Company recognized accelerated vesting of 17,000 shares of previously awarded PARS.

     At June 30, 2001, the Company had granted stock options under the 1997 Plan. In general, the stock options vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the 1997 Plan. Had the Company accounted for options granted based on fair value at the grant dates for awards under the 1997 Plan consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to $26,882 and $1.35 in 2001, $30,003 and $1.45 in 2000 and $19,118 and $.89 in 1999.

     Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 2001, 2000 and 1999 are:

                                              2001         2000         1999
                                              ------------------------------
            -----------------------------------------------------------------
            Expected life                   7 years      7 years      7 years
            Risk free interest rate            5.0%         6.6%         5.2%
            Dividend yield                     3.0%         3.0%         3.0%
            Volatility                        28.9%        28.8%        28.0%

Information regarding these option plans is as follows:

                                                   2001                    2000                     1999
                                              --------------------------------------------------------------------
                                                      Weighted-                Weighted-                Weighted-
                                                        Average                  Average                  Average
                                                       Exercise                 Exercise                 Exercise
            (Share amounts in thousands)      Shares      Price       Shares       Price        Shares      Price
            ------------------------------------------------------------------------------------------------------
            Outstanding July 1                1,870       $15.03       1,464       $14.67       1,019       $14.01
            Granted                             457        18.96         476        16.27         608        14.94
            Exercised                          (110)        9.33         (21)       12.79        (109)        8.86
            Expired/canceled                    (93)       16.72         (49)       17.27         (54)       17.48
            ------------------------------------------------------------------------------------------------------
            Outstanding June 30               2,124       $16.10       1,870       $15.03       1,464       $14.67
            ======================================================================================================
            Options exercisable June 30       1,178       $15.05         928       $14.01         663       $13.05
            Weighted-average fair value
              of options granted
              during the year                             $ 5.41                   $ 5.15                   $ 4.13


The following table summarizes information about stock options outstanding at June 30, 2001:

                                               Options Outstanding                    Options Exercisable
                                     ---------------------------------------      --------------------------
                                                   Weighted-       Weighted-                       Weighted-
                                                     Average         Average                         Average
                  Ranges of            Number      Remaining        Exercise          Number        Exercise
              Exercise Prices        Outstanding   Life (in years)     Price      Exercisable          Price
            ------------------------------------------------------------------------------------------------
              $9 - $ 13                   213          1.1           $ 9.42             213           $ 9.42
              13 -   17                 1,058          6.6            15.04             581            14.42
              17 -   21                   815          7.6            18.70             355            18.48
              21 -   28                    38          6.2            26.97              29            26.98
            ------------------------------------------------------------------------------------------------
            Total                       2,124                                         1,178
            ================================================================================================

At June 30, 2001, exercise prices for outstanding options ranged from $9.14 to $27.50 per share.

Shareholders Rights

In 1998, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by the Company's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

Treasury Shares

At June 30, 2001, 756,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.

9. BENEFIT PLANS

Retirement Savings Plan

Substantially all associates of the Company's U.S. subsidiaries can participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 15 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.

     The Company's expense for contributions to the above plan was $6,038, $4,837, and $3,417 for the years ended June 30, 2001, 2000, and 1999, respectively.


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

Postemployment Benefit Plans

The following table provides summary disclosure of the Company's Supplemental Executive Retirement Benefits Plan, qualified retirement plan, salary continuation benefits and retiree medical benefits:


                                                                     Pension Benefits                 Other Benefits
                                                                ------------------------        -------------------------
                                                                    2001            2000            2001            2000
            ------------------------------------------------------------------------------------------------------------
            CHANGE IN BENEFIT OBLIGATION:
            Benefit obligation at beginning of the year         $ 14,645        $ 15,050        $  3,297        $  3,410
            Service cost                                             482             454              52              71
            Interest cost                                          1,235           1,096             239             254
            Benefits paid                                         (1,996)           (968)           (196)           (168)
            Amendments                                             2,262
            Actuarial (gain) loss during year                      2,590            (987)          1,116            (270)
            ------------------------------------------------------------------------------------------------------------
            Benefit obligation at June 30                       $ 19,218        $ 14,645        $  4,508        $  3,297
            ============================================================================================================

            CHANGE IN PLAN ASSETS:
            Fair value of plan assets at beginning of year      $  1,943        $  1,883
            Actual return on plan assets                               4              33
            Employer contribution                                  2,215             995        $    196        $    168
            Benefits paid                                         (1,996)           (968)           (196)           (168)
            ------------------------------------------------------------------------------------------------------------
            Fair value of plan assets at June 30                $  2,166        $  1,943        $      0        $      0
            ============================================================================================================

            RECONCILIATION OF FUNDED STATUS:
            Funded status                                       $(17,051)       $(12,701)       $ (4,508)       $ (3,297)
            Unrecognized net (gain) loss                           3,194             483             322            (836)
            Unrecognized prior service cost                        4,051           2,162             171             200
            ------------------------------------------------------------------------------------------------------------
            Accrued pension cost at year end                    $ (9,806)       $(10,056)       $ (4,015)       $ (3,933)
            ============================================================================================================

            AMOUNTS RECOGNIZED IN THE BALANCE SHEET
             AT JUNE 30 CONSIST OF:
            Accrued benefit liability                           $(13,708)       $(11,411)       $ (4,015)       $ (3,933)
            Intangible asset                                       3,437           1,355
            Minimum pension liability                                465
            ------------------------------------------------------------------------------------------------------------
            Net amount recognized                               $ (9,806)       $(10,056)       $ (4,015)       $ (3,933)
            ============================================================================================================

            WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30:
            Discount rate                                            7.0%            7.5%            7.0%            7.5%
            Expected return on plan assets                           9.0%            9.0%            N/A             N/A
            Rate of compensation increase                            5.5%            5.5%            N/A             N/A
            ============================================================================================================

                                                                 Pension Benefits                          Other Benefits
                                                         --------------------------------       -----------------------------------
                                                         2001          2000          1999          2001          2000          1999
            -----------------------------------------------------------------------------------------------------------------------
            COMPONENTS OF
            NET PERIODIC BENEFIT COST:
            Service cost                              $   482       $   454       $   465       $    52       $    71       $    41
            Interest cost                               1,235         1,096           997           239           254           216
            Expected return on plan assets               (196)         (166)         (163)
            Recognized net actuarial (gain) loss           71            77            86           (42)          (15)          (15)
            Amortization of prior service cost            373           236           260            29            26            (3)
            -----------------------------------------------------------------------------------------------------------------------
            Net periodic pension cost                 $ 1,965       $ 1,697       $ 1,645       $   278       $   336       $   239
            ========================================================================================================================

     The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions as of June 30, 2001 was 9.5% decreasing to 5.5% by 2010. At June 30, 2000, these trend rates were 7.5% decreasing to 5.0% by 2006. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2001 and for the year then ended:

                                                                         One-Percentage             One-Percentage
                                                                         Point Increase             Point Decrease
                                                                         --------------             --------------
            Effect on total service and interest cost
              components of periodic expense                                   $  44                    $ (36)

            Effect on post-retirement benefit obligation                        $510                    $(431)

Supplemental Executive Retirement Benefits Plan

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

Qualified Retirement Plan

The Company has a qualified defined benefit plan that provides benefits to certain hourly employees at retirement. The benefits are based on length of service and date of retirement.

Salary Continuation Benefits

The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years.

Retiree Medical Benefits

The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a post-retirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.

10.  COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases are $16,554 in 2002; $13,150 in 2003; $10,209 in 2004; $7,815 in 2005; $5,427 in 2006 and $28,593 after 2006.

     In connection with the construction and lease of the corporate headquarters facility, the Company has guaranteed repayment of $5,678 of bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority as lessor.

     Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $26,122 in 2001, $20,327 in 2000, and $19,365 in 1999.

     The Company had outstanding letters of credit of $10,246 at June 30, 2001. These letters of credit secure certain employee benefit and insurance obligations.

11.  SEGMENT INFORMATION

The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their immediate maintenance, repairs and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, general maintenance and specialty items. The "Other" column consists of the aggregation of all other non-service center based distribution operations that sell directly to customers, including fluid power and electrical shop businesses.

     The accounting policies of the segments are the same as those described in
Note 1. Certain reclassifications have been made to prior year amounts to be consistent with the current year presentation. Intersegment sales are not significant. All current segment operating results are in the United States, Canada, Mexico and Puerto Rico. The segment operations in Canada, Mexico and Puerto Rico represent approximately 5.5% of the total net sales of Applied, and therefore, are not presented separately. In addition, approximately 38% of the Canadian operations' net sales are included in the "Other" segment related to the fluid power business. The long-lived assets located outside of the United States are not material.

Segment Financial Information:

                                          Service Center
                                      Based Distribution        Other             Total
                                      -------------------------------------------------
            YEAR ENDED JUNE 30, 2001
             Net sales                        $1,527,612      $   98,143       $1,625,755
             Operating income (loss)              45,890          (2,417)          43,473
             Assets used in the business         526,750          52,104          578,854
             Depreciation                         15,460             904           16,364
             Capital expenditures                  9,213           2,518           11,731
                                        -------------------------------------------------
            YEAR ENDED JUNE 30, 2000
             Net sales                        $1,541,257      $   59,827       $1,601,084
             Operating income (loss)              68,177            (919)          67,258
             Assets used in the business         542,125          52,542          594,667
             Depreciation                         16,989             511           17,500
             Capital expenditures                  6,970           2,540            9,510
                                        -------------------------------------------------
            YEAR ENDED JUNE 30, 1999
             Net sales                        $1,503,439      $   51,985       $1,555,424
             Operating income                     67,335           2,395           69,730
             Assets used in the business         538,723          35,626          574,349
             Depreciation                         16,822             503           17,325
             Capital expenditures                 12,317           1,210           13,527
                                        -------------------------------------------------

A reconciliation from the segment operating profit to the consolidated balance is as follows:

                                                                            Year Ended June 30

                                                                     2001           2000           1999
                                                                 --------------------------------------
            -------------------------------------------------------------------------------------------
            Operating income for reportable segment              $ 45,890       $ 68,177       $ 67,335
            Other operating income (loss)                          (2,417)          (919)         2,395
            Adjustments for:
              Goodwill and other intangibles amortization          (5,057)        (4,296)        (4,122)
              Corporate and other income (expense), net (a)        16,585         (5,183)       (23,339)
            -------------------------------------------------------------------------------------------
            Total operating income                                 55,001         57,779         42,269
            Interest expense, net                                   9,105          7,512          9,870
            Other income (expense)                                   (548)           281            234
            -------------------------------------------------------------------------------------------
            Income before income taxes                           $ 45,348       $ 50,548       $ 32,633
            ===========================================================================================

           (a) The change in corporate and other income (expense), net of allocations, is due to various changes in the levels and amounts of expenses being allocated to the segments and an increase in the Company's other income categories related to an increase in discounts and allowances from suppliers. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

                                             Year Ended June 30

                                     2001            2000            1999
                               ------------------------------------------
          ---------------------------------------------------------------
          Industrial           $1,416,474      $1,435,286      $1,406,806
          Fluid power (b)         206,231         163,911         148,618
          Other                     3,050           1,887
          ---------------------------------------------------------------
          Net sales            $1,625,755      $1,601,084      $1,555,424

          (b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems and repair services through the Company's service centers as well as the fluid power businesses.

12. LITIGATION

The Company is a defendant in various lawsuits incidental to its business. The Company is vigorously defending these lawsuits. Although management cannot predict the outcomes of these lawsuits, they are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.


13. SUBSEQUENT EVENT

In July 2001, the Company entered into an interest rate swap agreement with a domestic bank. This agreement effectively converts the fixed interest rate on $47,000 of the $50,000, 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. Terms and settlement dates mirror terms of the 6.6% senior unsecured term notes and the swap has been designated as a cash flow hedge.

INDEPENDENT AUDITORS' Report

                                                        [DELOITTE & TOUCHE LOGO]


Shareholders and Board of Directors
Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 2001 and 2000, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall finan- cial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
August 8, 2001

             Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING Results and Market Data (Unaudited)


                                                                                      Per Common Share (C)
                                                                                      --------------------
(Dollars in
thousands,                                                                                    Net
except per                    Net         Gross         Operating         Net            Income -
share amounts)          Sales (D)        Profit         Income (E)       Income           Diluted
---------------------------------------------------------------------------------------------------

2001 (A)
First Quarter          $  420,876      $  104,454      $   14,251      $    7,231      $     0.36
Second Quarter            405,438         103,902          15,134           7,362            0.37
Third Quarter             408,839         102,037          13,236           6,956            0.35
Fourth Quarter            390,602          98,906          12,380           6,499            0.33
-------------------------------------------------------------------------------------------------
                       $1,625,755      $  409,299      $   55,001      $   28,048      $     1.41
=================================================================================================

2000 (A)
First Quarter          $  387,904      $   93,765      $   12,138      $    5,862      $     0.28
Second Quarter            379,670          92,687          12,060           6,233            0.30
Third Quarter             420,897         103,022          15,531           8,304            0.40
Fourth Quarter            412,613         102,116          18,050          10,649            0.53
-------------------------------------------------------------------------------------------------
                       $1,601,084      $  391,590      $   57,779      $   31,048      $     1.50
=================================================================================================

1999 (A)
First Quarter (B)      $  386,056      $   90,636      $    4,981      $    1,358      $     0.06
Second Quarter            377,938          88,743          10,006           4,388            0.20
Third Quarter             393,594          94,081          12,865           6,372            0.30
Fourth Quarter            397,836          94,719          14,417           7,815            0.37
-------------------------------------------------------------------------------------------------
                       $1,555,424      $  368,179      $   42,269      $   19,933      $     0.93
=================================================================================================

                                  Per Common Share (C)
                        ------------------------------------------
                                                Price Range
                        Cash           ---------------------------
                        Dividend          High             Low
                        ------------------------------------------
2001 (A)
First Quarter          $     0.12      $    18.31      $    15.69
Second Quarter               0.12           21.00           15.88
Third Quarter                0.12           20.69           16.25
Fourth Quarter               0.12           19.19           15.65
                        -------------------------------------------
                       $     0.48
                       ==========
2000 (A)
First Quarter          $     0.12      $    19.06      $    14.38
Second Quarter               0.12           17.88           15.06
Third Quarter                0.12           18.19           15.00
Fourth Quarter               0.12           18.13           14.31
                        -------------------------------------------
                       $     0.48
                       ==========
1999 (A)
First Quarter (B)      $     0.12      $    20.81      $    15.75
Second Quarter               0.12           16.50           12.00
Third Quarter                0.12           14.50           11.13
Fourth Quarter               0.12           19.00           11.31
                       $     0.48
                       ==========


(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. These cost adjustments were immaterial in 1999. Adjustments in 2001 and 2000 increased gross profit by $2,850 and $2,924; net income by $1,676 and $1,708 and net income diluted per share by $.08 and $.08, respectively.

(B) During the first quarter of fiscal 1999, the Company recorded pretax restructuring and other special charges of $5,400 to cover certain costs of consolidation and workforce reductions. Net of income taxes, this charge decreased net income by $3,186, or $.14 per share.

(C) On August 17, 2001, there were 6,603 shareholders of record including 3,791 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 17, 2001 was $17.88 per share.

(D) Effective July 1, 2000, the Company adopted Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Accordingly, freight charged to customers is now classified as net sales, whereas previously it was classified as an offset to cost of sales. All prior amounts have been restated to conform to current presentation.

(E) The Company made certain minor reclassifications of selling, distribution and administrative expenses and interest expense in fiscal 2001. Prior year amounts have been reclassified to conform to the current presentation.

             Applied Industrial Technologies, Inc. and Subsidiaries

 10 Year SUMMARY

                                            2001            2000            1999            1998
                                    --------------------------------------------------------------
  (Dollars in thousands, except per share amounts and statistical data)

 Consolidated Operations-
   Year Ended June 30
    Net sales (A)                     $1,625,755      $1,601,084      $1,555,424      $1,518,615
    Operating income                      55,001          57,779          42,269          58,520
    Net income                            28,048          31,048          19,933          30,125
    Per share data
     Net income - basic                     1.43            1.52             .93            1.40
     Net income - diluted                   1.41            1.50             .93            1.38
     Cash dividend                           .48             .48             .48             .47

   Year-End Position - June 30
    Working capital                   $  279,001      $  255,132      $  258,730      $  221,766
    Long-term debt                       113,494         112,168         126,000          90,000
    Total assets                         578,854         594,667         574,349         606,091
    Shareholders' equity                 311,518         299,331         293,586         299,502

   Year-End Statistics - June 30
    Current ratio                            3.2             2.6             3.0             2.1
    Operating facilities                     469             478             444             449
    Shareholders of record (B)             6,697           6,548           6,869           6,731


(A) Certain reclassifications have been made to the prior years' consolidated financial information in order to be consistent with the presentation for the current year.

(B) Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.




                                         1997            1996            1995            1994            1993            1992
                                    --------------------------------------------------------------------------------------------

  (Dollars in thousands,
except per share
amounts and statistical data)

 Consolidated Operations-

   Year Ended June 30
    Net sales (A)                     $1,182,152      $1,164,778      $1,073,875      $  952,489      $  845,125      $  830,591
    Operating income                      50,599          49,281          36,923          27,817          20,521           4,703
    Net income                            27,092          23,334          16,909          12,687           8,927          (1,666)
    Per share data
     Net income - basic                     1.47            1.26             .97             .75             .55            (.11)
     Net income - diluted                   1.44            1.25             .96             .73             .54            (.11)
     Cash dividend                           .41             .36             .31             .29             .29             .29

   Year-End Position - June 30
    Working capital                   $  164,723      $  151,956      $  153,555      $  144,605      $  130,860      $   41,967
    Long-term debt                        51,428          62,857          74,286          80,000          80,000
    Total assets                         394,114         404,072         359,231         343,519         315,935         330,619
    Shareholders' equity                 212,874         192,264         169,760         150,491         134,940         128,830

   Year-End Statistics - June 30
    Current ratio                            2.4             2.1             2.4             2.4             2.4             1.2
    Operating facilities                     377             376             374             368             346             362
    Shareholders of record (B)             4,676           4,636           4,379           4,478           4,449           4,354
