Form 10-K, Exhibit 13
period 2002-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2002-09-23
CIK 109563

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             of Financial Condition
                            and Results of Operations


YEAR ENDED JUNE 30, 2002 VS. 2001

Net sales in 2002 decreased to $1.45 billion or 11% below the $1.63 billion generated in 2001. This decrease was primarily due to the slowdown in U.S. industrial activity. Sectors hardest hit by the slowdown include the industrial machinery and equipment, durable goods and the electronic equipment industries, all more than 20% below prior year sales levels. These sales decreases were partially offset by stronger sales in the food products and automotive sectors. The Company does not expect inflation to have a material impact on future revenues.

    Gross margin (net sales less cost of sales) for the year increased slightly from 25.2% in 2001 to 25.3% in 2002. The 2002 margin was higher than in the prior year due to improved buying practices and increased sales through catalog channels which improved the profitability of our product mix.

    Selling, distribution and administrative (SD&A) expenses were approximately $19.4 million lower than in the prior year. The decreased amounts were due to lower incentive and employee benefit expenses attributable to the lower sales volumes, better overall expense management and additional operational efficiencies. SD&A as a percentage of sales was 23.1% in 2002 versus 21.8% in 2001. The increase in SD&A as a percent of sales was due to the lower overall sales noted above.

    Operating income decreased to $30.8 million in 2002 from $55.0 million in 2001. As a percent of sales, operating income decreased to 2.1% in 2002 from 3.4% in 2001. The $24.2 million decline in operating income was due to the sales decrease noted above.

    Interest expense, net for 2002, decreased $2.4 million or 26.0% compared with the prior year primarily as a result of a decrease in average borrowings related to strong cash flows from operations and lower interest rates.

    Income tax expense as a percentage of income before income taxes decreased to 37.9% in 2002 from 38.1% in 2001. The decrease in the effective tax rate resulted from a reduction in the impact of non-deductible items offset somewhat by higher effective state and local income tax rates.

    Net income before the cumulative effect of the accounting change for the fiscal year ended June 30, 2002, decreased $13.3 million or 47.4% from the prior year. Net income per share before the cumulative effect of the accounting change decreased 46.1% to $.76 in 2002 from $1.41 in 2001 primarily due to the factors described above.

    In connection with the adoption of Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", the Company recorded a non-cash impairment charge totaling $12.1 million, after tax, or $.63 per share as a change in accounting principle effective July 1, 2001. This charge wrote-off all of the remaining goodwill relating to the Company's fluid power business. (See Note 1 to the Consolidated Financial Statements).

    The number of associates was 4,508 at June 30, 2002 and 4,789 at June 30, 2001.

YEAR ENDED JUNE 30, 2001 VS. 2000
Net sales in 2001 increased to $1.63 billion or 1.5% over the $1.60 billion generated in 2000. This increase was primarily due to the acquisition of the operations of Dynavest to form Applied Industrial Technologies Ltd. of Canada, and the acquisition of Air Draulics Engineering Co. (see Note 2 to Consolidated Financial Statements). The increase in sales from these acquisitions offset the decline in sales of the Company's existing U.S. operations during the year.

    Gross margin for the year increased from 24.5% in 2000 to 25.2% in 2001 primarily due to improved buying practices as well as a better product mix.

    Selling, distribution and administrative expenses increased in 2001 as a percentage of sales to 21.8% from 20.8% in 2000. Total SD&A was approximately $20.5 million higher than in the prior year. The increase was primarily due to the operating expenses for our newly acquired operations and increased bad debt expense due to the slowing industrial economy. This increase was partially offset by lower incentive compensation costs.

    Operating income decreased to $55.0 million in 2001 from $57.8 million in 2000. As a percent of sales, operating income decreased to 3.4% in 2001 from 3.6% in 2000. The $2.8 million reduction in operating income was primarily due to the increase in SD&A expenses discussed previously.

    Interest expense, net for 2001, increased $1.6 million or 21.2% compared with the prior year primarily as a result of the increased average daily borrowing to fund the Company's Canadian acquisition.

    Income tax expense as a percentage of income before income taxes decreased to 38.1% in 2001 from 38.6% in 2000. The decrease in the effective tax rate resulted from lower effective state, local and Canadian tax rates.

    Net income for the fiscal year ended June 30, 2001 decreased $3.0 million or 9.7% from the prior year. Net income per share decreased 6.0% to $1.41 in 2001 from $1.50 in 2000 primarily due to the factors described above.

    The number of associates was 4,789 at June 30, 2001 and 4,847 at June 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $68.9 million of cash from operating activities in 2002 compared to $37.2 million in 2001. The primary reason for the increase relates to the reduction of the Company's inventories and accounts receivable balances.

    Cash used by investing activities decreased approximately $4.5 million in 2002 compared with 2001. The decrease is primarily due to a reduction in acquisition activity from the previous year.

    Cash used in financing activities was $51.1 million in 2002 compared to $22.3 million in 2001. The primary reason for the increase was the additional cash generated from operating activities used for debt reduction and stock repurchases. During 2002, the Company repaid $30.7 million of long-term debt and repurchased 0.8 million shares of its common stock for $14.3 million.

    The Company is obligated for rental payments for operating leases on 261 of its facilities. See Note 10 to the Consolidated Financial Statements for annual rental commitments.

    Working capital at June 30, 2002 was $250.6 million compared to $279.0 million at June 30, 2001. The current ratio was 2.9 and 3.2 at June 30, 2002 and 2001, respectively. These decreases are primarily due to reduction in year-end inventory and accounts receivable balances.

    Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit, revolving credit agreement and long-term debt facilities and from operating lease arrangements.

    See Note 5 to the Consolidated Financial Statements for details regarding the outstanding debt amounts as of June 30, 2002. Average combined short-term and long-term borrowing was $103.0 million in 2002 and $117.5 million in 2001. The weighted average interest rate on borrowings under revolving credit facilities decreased to 3.7% in 2002 from an average rate of 6.2% in 2001. The weighted average interest on borrowings under other long-term debt agreements, net of the benefits received from interest rate swap agreements, was 5.5% in 2002 and 7.1% in 2001, respectively.

    The Company has a committed revolving credit agreement expiring November 2003 with a group of lending institutions. This agreement provides for unsecured borrowings of up to $150.0 million. The Company has no outstanding borrowings under this facility at June 30, 2002. Unused capacity under this facility of $144.8 million is available to fund future acquisitions or other capital and operating requirements.

    The Company also has an agreement with a commercial bank for an unsecured $15.0 million uncommitted line of credit. The Company had no outstanding borrowings under this facility at June 30, 2002.

    In October 2000, the Company entered into an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $100.0 million in additional long-term financing, at the Company's sole discretion, with terms of up to twelve years. The Company had no outstanding borrowings under this facility at June 30, 2002.

    The Board of Directors has authorized the repurchase of shares of the Company's common stock to fund employee benefit programs, stock option and award programs and for other corporate purposes. These purchases can be made in open market or negotiated transactions. The Company acquired approximately 0.8 million shares of its common stock for $14.3 million during the year ended June 30, 2002. The Company has remaining authorization to repurchase 0.5 million shares as of June 30, 2002.

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

CRITICAL ACCOUNTING POLICIES

ALLOWANCES FOR
SLOW-MOVING AND OBSOLETE INVENTORIES

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant, as the vast majority of the Company's inventories are eligible for credit under various supplier return programs. While the Company has no reason to believe its inventory return privileges and programs will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments that the Company serves could result in higher than expected defaults, and, therefore, the need to increase estimates for bad debts.

GOODWILL ACCOUNTING

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective July 1, 2001. Goodwill is no longer amortized but rather is evaluated at least annually for impairment. The Company utilizes discounted cash flow models and relevant market multiples for comparable businesses to determine fair value used in the goodwill impairment evaluation. Management's estimates of fair value are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. While the Company uses the best available information to prepare its estimates and perform impairment evaluations, actual results could differ significantly, resulting in the future impairment of recorded goodwill balances.

SUPPLIER PURCHASING PROGRAMS

The Company earns inventory purchase rebates under arrangements with certain suppliers. The Company accrues for the receipt of inventory purchase rebates based on cumulative purchases of inventory. While management believes the Company will continue to receive such amounts, there can be no assurance that suppliers will continue to provide comparable amounts of rebates in the future.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

OTHER MATTERS

In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for Impairment or Disposals of Long-Lived Assets". The Company will adopt SFAS 144 as of July 1, 2002, but does not believe the statement will have a material impact on the consolidated financial statements.

CAUTIONARY STATEMENT
UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking, based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers such as "expect", "believe", "intend", "will", and similar expressions. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

    Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company undertakes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise.

    Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; reduction in manufacturing capacity in the Company's targeted geographic markets due to consolidation in customer industries or the transfer of manufacturing capacity to foreign countries; changes in interest rates; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of products and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; the Company's ability to realize the anticipated benefits of acquisitions and marketing and other business strategies, including electronic commerce and catalog initiatives; the incurrence of additional debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than the Company; risks and uncertainties associated with the

Company's expansion into foreign markets, including inflation rates, recessions, and foreign currency exchange rates; adverse results in significant litigation matters; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, fires, floods and accidents).

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

We have evaluated the Company's exposure to various market risk factors, including but not limited to, interest rate, foreign currency exchange and commodity price risks. The Company is primarily affected by market risk exposure through the effect of changes in interest rates. The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. While there were no variable rate borrowings under its committed revolving credit agreement at June 30, 2002, the Company effectively converted its $50.0 million of 6.6% fixed rate debt to a variable rate based on LIBOR through the use of an interest rate swap with a high credit quality major commercial bank. Terms and settlement dates of the swap mirrored terms of the 6.6% senior unsecured term notes and the swap was designated as a fair value hedge. The fair value changes in the swap were fully offset in interest expense by the corresponding change in the notes. In August 2002, the Company terminated this swap agreement for a favorable settlement of $2.8 million. This gain will be amortized as a reduction in interest expense, over the remaining life of the notes which mature in December 2007.

    The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as of foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt used to fund a substantial portion of the Company's net investment in its Canadian operations is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged, because our Mexican activity is not material at this time. The impact on the Company's future earnings from exposure to changes in foreign currency exchange rates is expected to be immaterial.

             Applied Industrial Technologies, Inc. and Subsidiaries


STATEMENTS OF CONSOLIDATED INCOME


                                                                                                Year Ended June 30
                                                                                   2002                 2001                2000
                                                                               ----------------------------------------------------

(In thousands, except per share amounts)
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                     $ 1,446,569         $  1,625,755         $  1,601,084
Cost of sales                                                                   1,080,879            1,216,456            1,209,494
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  365,690              409,299              391,590
Selling, distribution and administrative                                          334,856              354,298              333,811
-----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                   30,834               55,001               57,779
-----------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                                    7,078                9,386                7,774
Interest Income                                                                      (340)                (281)                (262)
Other, net                                                                            341                  548                 (281)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    7,079                9,653                7,231
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                         23,755               45,348               50,548
-----------------------------------------------------------------------------------------------------------------------------------
Income Tax Expense                                                                  9,000               17,300               19,500
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Change                               14,755               28,048               31,048
Cumulative effect of accounting change                                            (12,100)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $     2,655          $    28,048          $    31,048
===================================================================================================================================
NET INCOME PER SHARE - BASIC
   Before cumulative effect of accounting change                              $      0.77          $      1.43          $      1.52
   Cumulative effect of accounting change                                           (0.63)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE - BASIC                                                  $      0.14          $      1.43          $      1.52
===================================================================================================================================
NET INCOME PER SHARE - DILUTED
   Before cumulative effect of accounting change                              $      0.76          $      1.41          $      1.50
   Cumulative effect of accounting change                                           (0.63)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE - DILUTED                                                $      0.13          $      1.41          $      1.50
===================================================================================================================================




See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries


CONSOLIDATED BALANCE SHEETS


                                                                                                   June 30
                                                                                           2002                  2001
                                                                                     ------------------------------------

(In thousands)
-------------------------------------------------------------------------------------------------------------------------
ASSETS
   Current assets
     Cash and temporary investments                                                   $    23,060           $    13,981
     Accounts receivable, less allowances of $5,600 and $5,400                            180,904               190,935
     Inventories                                                                          166,083               191,570
     Other current assets                                                                  11,011                 9,974
-------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                   381,058               406,460
-------------------------------------------------------------------------------------------------------------------------
   Property - at cost
     Land                                                                                  11,779                12,121
     Buildings                                                                             69,131                68,840
     Equipment                                                                             83,414                84,478
-------------------------------------------------------------------------------------------------------------------------
                                                                                          164,324               165,439
     Less accumulated depreciation                                                         81,229                75,176
-------------------------------------------------------------------------------------------------------------------------
   Property - net                                                                          83,095                90,263
-------------------------------------------------------------------------------------------------------------------------
   Goodwill                                                                                46,410                62,021
   Other assets                                                                            24,003                20,110
-------------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                                 $   534,566           $   578,854
=======================================================================================================================
LIABILITIES
   Current liabilities
     Accounts payable                                                                 $    76,316           $    75,896
     Compensation and related benefits                                                     27,277                23,749
     Other current liabilities                                                             26,821                27,814
-------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                              130,414               127,459
   Long-term debt                                                                          83,478               113,494
   Other liabilities                                                                       22,527                26,383
-------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                                236,419               267,336
-------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500 shares
     authorized; none issued or outstanding
   Common stock - no par value; 50,000 shares
     authorized; 24,096 shares issued                                                      10,000                10,000
   Additional paid-in capital                                                              84,517                84,221
   Income retained for use in the business                                                279,046               285,661
   Treasury shares - at cost (4,893 and 4,449 shares)                                     (74,900)              (66,227)
   Unearned restricted common stock compensation                                             (832)               (1,955)
   Accumulated other comprehensive income (loss)                                              316                  (182)
-------------------------------------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                                       298,147               311,518
-------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $   534,566           $   578,854
=======================================================================================================================




See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries


STATEMENTS OF CONSOLIDATED CASH FLOWS


                                                                                                 Year Ended June 30
                                                                                    2002                 2001                2000
                                                                              ----------------------------------------------------

(In thousands)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                 $     2,655          $    28,048          $    31,048
   Adjustments to reconcile net income to cash provided
     by operating activities:
      Cumulative effect of accounting change                                       12,100
      Depreciation                                                                 15,294               16,364               17,500
      Deferred income taxes                                                        (5,000)              (1,800)              (2,886)
      Amortization of restricted common stock compensation,
        goodwill and other intangible assets                                        2,254                6,145                5,488
      Provision for losses on accounts receivable                                   4,488                6,995                3,058
      Gain on sale of property                                                     (1,327)              (1,080)                (460)
      Treasury shares contributed to employee benefit and deferred
        compensation plans                                                          2,977                6,529                3,819
      Changes in current assets and liabilities, net of acquisitions:
        Accounts receivable                                                         7,237               15,869               (7,606)
        Inventories                                                                27,020               (8,522)               1,138
        Other current assets                                                         (688)              (1,908)                (944)
        Accounts payable                                                              420              (17,691)              14,751
        Accrued expenses                                                            1,518              (11,732)              11,538
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                          68,948               37,217               76,444
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                             (10,050)             (11,731)              (9,510)
   Proceeds from property sales                                                     3,610                4,251                5,338
   Net cash paid for acquisition of businesses, net of cash
     acquired of $812 in 2001                                                      (2,574)              (5,491)             (34,522)
   Deposits and other                                                                 274                 (310)                (294)
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                              (8,740)             (13,281)             (38,988)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments under revolving credit agreements - net                             (19,312)             (12,246)              (2,403)
   Long-term debt borrowings                                                                            25,000
   Long-term debt repayments                                                      (11,429)             (11,428)             (11,429)
   Purchases of treasury shares                                                   (14,318)             (15,501)             (20,833)
   Dividends paid                                                                  (9,270)              (9,532)              (9,929)
   Exercise of stock options                                                        3,200                1,403                  301
-----------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                             (51,129)             (22,304)             (44,293)
-----------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash and temporary investments                            9,079                1,632               (6,837)
   Cash and temporary investments at beginning of year                             13,981               12,349               19,186
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT END OF YEAR                                 $    23,060          $    13,981          $    12,349
===================================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for:
     Income taxes                                                             $     8,182          $    22,080          $    21,359
     Interest                                                                 $     6,205          $     8,595          $     7,247


See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY


                                                           For the Years Ended June 30, 2002, 2001 and 2000
                                              -----------------------------------------------------------------------------


                                                                                                   Income
                                                 Shares of                    Additional     Retained for       Treasury
                                              Common Stock       Common          Paid-in       Use in the      Shares-at
                                               Outstanding        Stock          Capital         Business           Cost
(In thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1999                           21,101    $     10,000    $     82,599    $    246,026   $    (40,140)
  Net income                                                                                      31,048
  Cash dividends - $.48 per share                                                                 (9,929)
  Purchases of common stock for treasury          (1,280)                                                       (20,833)
  Treasury shares issued for:
    Retirement Savings Plan contributions            210                             493                          2,921
    Exercise of stock options                         22                               7                            294
    Deferred compensation plans                       25                              66                            339
  Amortization of restricted
    common stock compensation                                                         62
  Other                                                                               85
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                          20,078          10,000          83,312         267,145        (57,419)
  Net income                                                                                      28,048
  Minimum pension liability
  Cash flow hedge and other
      TOTAL COMPREHENSIVE INCOME
  Cash dividends - $.48 per share                                                                 (9,532)
  Purchases of common stock for treasury            (891)                                                       (15,501)
  Treasury shares issued for:
    Retirement Savings Plan contributions            309                             882                          4,516
    Exercise of stock options                        110                            (201)                         1,604
    Deferred compensation plans                       67                             180                            951
  Forfeiture of restricted common stock
    compensation                                     (26)                           (286)                          (378)
  Amortization of restricted
    common stock compensation                                                         58
  Other                                                                              276
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2001                          19,647          10,000          84,221         285,661        (66,227)
  Net income                                                                                       2,655
  Minimum pension liability
  Cash flow hedge and other
      TOTAL COMPREHENSIVE INCOME
  Cash dividends - $.48 per share                                                                 (9,270)
  Purchases of common stock for treasury            (817)                                                       (14,318)
  Treasury shares issued for:
    Retirement Savings Plan contributions            148                             434                          2,243
    Exercise of stock options                        226                            (183)                         3,383
    Deferred compensation plans                       14                              52                            248
  Forfeiture of restricted common stock
    compensation                                     (15)                            (76)                          (229)
  Amortization of restricted
    common stock compensation                                                       (169)
  Other                                                                              238
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2002                          19,203    $     10,000    $     84,517    $    279,046   $    (74,900)
===========================================================================================================================

                                                For the Years Ended June 30, 2002, 2001 and 2000
                                              ---------------------------------------------------

                                                      Unearned
                                                    Restricted     Accumulated
                                                        Common           Other           Total
                                                         Stock   Comprehensive   Shareholders'
                                                  Compensation   Income (loss)          Equity
(In thousands, except per share amounts)
------------------------------------------------------------------------------------------------
BALANCE AT JULY 1, 1999                          $     (4,899)                   $    293,586
  Net income                                                                           31,048
  Cash dividends - $.48 per share                                                      (9,929)
  Purchases of common stock for treasury                                              (20,833)
  Treasury shares issued for:
    Retirement Savings Plan contributions                                               3,414
    Exercise of stock options                                                             301
    Deferred compensation plans                                                           405
  Amortization of restricted
    common stock compensation                           1,192                           1,254
  Other                                                                                    85
---------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                               (3,707)                        299,331
  Net income                                                                           28,048
  Minimum pension liability                                      $       (285)           (285)
  Cash flow hedge and other                                               103             103
                                                                                 ------------
      TOTAL COMPREHENSIVE INCOME                                                       27,866
                                                                                 ------------
  Cash dividends - $.48 per share                                                      (9,532)
  Purchases of common stock for treasury                                              (15,501)
  Treasury shares issued for:
    Retirement Savings Plan contributions                                               5,398
    Exercise of stock options                                                           1,403
    Deferred compensation plans                                                         1,131
  Forfeiture of restricted common stock
    compensation                                          664
  Amortization of restricted
    common stock compensation                           1,088                           1,146
  Other                                                                                   276
---------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2001                               (1,955)           (182)        311,518
  Net income                                                                            2,655
  Minimum pension liability                                               285             285
  Cash flow hedge and other                                               213             213
                                                                                 ------------
      TOTAL COMPREHENSIVE INCOME                                                        3,153
                                                                                 ------------
  Cash dividends - $.48 per share                                                      (9,270)
  Purchases of common stock for treasury                                              (14,318)
  Treasury shares issued for:
    Retirement Savings Plan contributions                                               2,677
    Exercise of stock options                                                           3,200
    Deferred compensation plans                                                           300
  Forfeiture of restricted common stock
    compensation                                          305
  Amortization of restricted
    common stock compensation                             818                             649
  Other                                                                                   238
---------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2002                         $       (832)   $        316    $    298,147
=============================================================================================

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries


Notes to CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2002, 2001 and 2000

(Dollar amounts in thousands, except per share amounts)
--------------------------------------------------------------------------------
NOTE 1
BUSINESS AND ACCOUNTING POLICIES
Business

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

Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." Effective July 1, 2001, the Company adopted this standard. Under SFAS 142, goodwill is no longer amortized, but is tested for impairment upon adoption and at least annually thereafter. The Company's other intangible assets relate to non-competition agreements and continue to be amortized over the lives of the agreements which primarily are five years. The non-competition agreements are included in other assets.
   In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective July 1, 2001. Had goodwill amortization not been recorded in the years ended June 30, 2001 and 2000, operating income would have increased to $58,471 and $60,683; net income to $30,902 and $33,474; and net income per share to $1.55 and $1.62, respectively.
   For purposes of completing impairment testing upon adoption of SFAS 142, the Company determined the fair value of its reporting units utilizing discounted cash flows models and relative market multiples for comparable businesses. The Company compared the fair value of each of its reporting units to its carrying value. This evaluation indicated that goodwill associated with its fluid power business was impaired. This impairment is primarily attributed to a downturn in the industrial economy in the years following the Company's fluid power business acquisitions. A non-cash charge totaling $17,600, $12,100 after tax, was recorded as the cumulative effect of a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business.

The changes in the carrying amount of goodwill for the years ended June 30, 2002 and 2001, are as follows:

                                                                               Service Center Based   Fluid Power
                                                                               Distribution Segment     Business     Total
                                                                               ---------------------------------------------
            Balance at July 1, 2000                                                  $ 47,552         $  15,157     $ 62,709
            Goodwill of acquired businesses                                                               3,500        3,500
            Adjustments of preliminary goodwill of prior year acquisition                (524)                          (524)
            Amortization                                                               (2,413)           (1,057)      (3,470)
            Currency translation adjustment                                              (194)                          (194)
            ----------------------------------------------------------------------------------------------------------------
            Balance at June 30, 2001                                                   44,421            17,600       62,021
            Transitional impairment loss                                                                (17,600)     (17,600)
            Goodwill of acquired businesses                                             1,989                          1,989
            ----------------------------------------------------------------------------------------------------------------
            Balance at June 30, 2002                                                 $ 46,410         $       0     $ 46,410
            ================================================================================================================

As of June 30, 2001, prior to adoption of SFAS 142, accumulated goodwill amortization totaled $13,069.

Inventories

Domestic inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. See Note 3 for further information regarding inventories.

Depreciation

Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years.

Revenue Recognition

Sales are recognized when products are shipped or delivered to the customer.

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

Net Income Per Share

The following is a computation of the basic and diluted earnings per share:

                                                                              Year Ended June 30

                                                                      2002              2001            2000
                                                                  ------------------------------------------
            NET INCOME
            Income Before Cumulative Effect of Accounting Change  $ 14,755          $ 28,048         $31,048
            Cumulative effect of accounting change                 (12,100)
            ------------------------------------------------------------------------------------------------
            Net Income                                            $  2,655          $ 28,048         $31,048
            ================================================================================================
            AVERAGE SHARES OUTSTANDING
            Weighted average common shares outstanding
               for basic computation                                19,079            19,589          20,439
            Dilutive effect of stock based options and awards          338               335             248
            ------------------------------------------------------------------------------------------------
            Weighted average common shares outstanding
               for dilutive computation                             19,417            19,924          20,687
            ================================================================================================
            NET INCOME PER SHARE - BASIC
            Before cumulative effect of accounting change           $ 0.77            $ 1.43           $1.52
            Cumulative effect of accounting change                   (0.63)
            ------------------------------------------------------------------------------------------------
            Net Income Per Share - Basic                            $ 0.14            $ 1.43           $1.52
            ================================================================================================
            Net Income Per Share - Diluted
            Before cumulative effect of accounting change           $ 0.76            $ 1.41           $1.50
            Cumulative effect of accounting change                   (0.63)
            ------------------------------------------------------------------------------------------------
            Net Income Per Share - Diluted                          $ 0.13            $ 1.41           $1.50
            ================================================================================================

New Accounting Standard

In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for Impairment or Disposals of Long-Lived Assets". The Company will adopt SFAS 144 as of July 1, 2002, but does not believe the statement will have a material impact on the consolidated financial statements.

NOTE 2
BUSINESS COMBINATIONS

During the year ended June 30, 2002, the Company acquired the stock of a Mexican distributor of bearing and power transmission products for $3,200. Results of the business operations are included in our Service Center Based Distribution segment. Non-tax deductible goodwill of $1,989 and other intangible assets, primarily non-competition agreements of $350, were recognized in connection with this combination.
   During the year ended June 30, 2001, the Company acquired the stock of Air Draulics Engineering Company, a U.S. based distributor of fluid power products, for $7,300. Goodwill, based on allocations of fair values to assets and liabilities acquired, of $3,500 was recognized in connection with this combination.
   Effective June 1, 2000, the Company acquired certain assets of Dynavest Corporation, a Canadian distributor of bearings, power transmission, fluid power and industrial rubber products. In December 1999, the Company acquired certain assets of a U.S. based distributor of bearings and power transmission components. The total purchase price of these acquisitions was $37,803, including notes payable to the sellers totaling $3,282. The Canadian acquisition's operating results have been included in the Company's consolidated income statement from the beginning of fiscal 2001. The Company recorded goodwill totaling $6,800 from these acquisitions, representing the excess of the purchase price over assets acquired.
   Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

NOTE 3
INVENTORIES

Inventories consist of the following:

                                                                                           June 30

                                                                                      2002             2001
                                                                                  -------------------------
            -----------------------------------------------------------------------------------------------
            U.S. inventories at current cost                                      $259,145         $283,215
            Foreign inventories at average cost                                     18,527           17,250
            -----------------------------------------------------------------------------------------------
                                                                                   277,672          300,465
            Less: Excess of current cost over LIFO cost for U.S. inventories       111,589          108,895
            -----------------------------------------------------------------------------------------------
            Inventories on consolidated balance sheet                             $166,083         $191,570
            ===============================================================================================

Reductions in inventories during the fiscal year ended June 30, 2002 resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the year ended June 30, 2002 increased gross profit by $915, net income by $546 and diluted net income per share by $.03.

NOTE 4
OTHER BALANCE SHEET INFORMATION
Other assets consist of the following:

                                                                                           June 30

                                                                                      2002             2001
                                                                                  -------------------------
            -----------------------------------------------------------------------------------------------
            Deferred tax assets - non-current                                     $ 13,032          $ 6,789
            Deposits and investments                                                 3,634            3,624
            Non-competition agreements, net of accumulated
               amortization of $7,044 and $5,393                                     1,874            3,092
            Other                                                                    5,463            6,605
            -----------------------------------------------------------------------------------------------
            Total                                                                 $ 24,003          $20,110
            ===============================================================================================

Substantially all investments have fair values approximately equal to their carrying values. Amortization expense for the non-competition agreements totaled $1,651 in 2002 and $1,587 in 2001. Estimated amortization expense is $640 for 2003; $480 for 2004; $370 for 2005 and $384 after 2005.

Other current liabilities consist of the following:

                                                                                           June 30

                                                                                      2002             2001
                                                                                  -------------------------
            -----------------------------------------------------------------------------------------------
            Accrued income and other taxes                                        $  9,689          $ 4,610
            Accrued self insurance liabilities                                       5,008            4,907
            Deferred tax liabilities - current                                       1,950            5,573
            Other                                                                   10,174           12,724
            -----------------------------------------------------------------------------------------------
            Total                                                                 $ 26,821          $27,814
            ===============================================================================================


NOTE 5
DEBT

The Company has a committed revolving credit agreement expiring November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2002. Fees on this facility range from .12% to .40% per year on the average amount of the total revolving credit commitments during the year. This facility enables the Company to refinance short-term debt on a long-term basis. Accordingly, the current portion of long-term borrowings intended to be refinanced are classified as long-term debt. Unused lines under this facility totaling $144,805 are available to fund future acquisitions or other capital and operating requirements.

   The Company also has a $15,000 short-term uncommitted line of credit with a commercial bank. This agreement provides for payment of interest at various interest rate options, none of which is in excess of the bank's prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2002.

   Long-term debt consists of:

                                                                                              June 30

                                                                                         2002             2001
                                                                                     -------------------------
            --------------------------------------------------------------------------------------------------
            Revolving credit facility, effective rate 4.3%                                            $ 21,351
            7.98% Private placement debt, due at maturity in November 2010           $ 25,000           25,000
            7.82% Senior unsecured term notes, due in
              semi-annual installments of $5,714 through December 2002                  5,714           17,143
            6.6% Senior $50,000 unsecured term notes, due at maturity in
               December 2007, including effects of interest rate swaps (See Note 6)    52,764           50,000

            --------------------------------------------------------------------------------------------------
            Total                                                                    $ 83,478         $113,494
            ==================================================================================================

   The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2002, the most restrictive of these covenants required that the Company maintain a minimum consolidated net worth of $264,505. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is greater than its carrying value at June 30, 2002 by approximately $1,510.
   In November 2000, the Company refinanced $25,000 of its debt incurred in connection with its Canadian acquisition, which debt was previously financed under its revolving credit facility, through a private issuance of senior notes. Fixed annual interest of 7.98% is paid quarterly and principal is due at maturity in November 2010.
   In October 2000, the Company entered into an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $100,000 in additional long-term financing, at the Company's sole discretion, with terms of up to twelve years. At June 30, 2002, there were no borrowings under this agreement.

NOTE 6
RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's written policy. These transactions are all accounted for in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not hold or issue derivative financial instruments for trading purposes.
   In November 2001, the Company entered into an interest rate swap agreement with a domestic bank. This agreement effectively converted the fixed interest rate on the $50,000, 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. Terms and settlement dates mirrored terms of the 6.6% senior unsecured term notes and the swap was designated as a fair value hedge. The fair value changes in the notes were fully offset in interest expense by the fair value changes in the swap. At June 30, 2002, the fair value of the interest rate swap was recorded as an other current asset of $970 and the change in fair value of the related underlying debt obligation was recorded as an increase in long-term debt. In August 2002, the Company terminated its November 2001 interest rate swap agreement for a favorable settlement of $2,800. This gain will be amortized as a reduction in interest expense over the remaining life of the notes which mature in December 2007.
   In July 2001, the Company entered into an interest rate swap agreement with a domestic bank. This agreement effectively converted the fixed interest rate on $47,000 of the $50,000, 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. Terms and settlement dates mirrored terms of the 6.6% senior unsecured term note and the swap was designated as a fair value hedge. On October 1, 2001, the Company terminated the swap agreement for a favorable settlement of $2,100. This gain is being amortized as a reduction of interest expense over the remaining life of the notes which mature in December 2007.
   In November 2000, the Company entered into two 10 year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly owned Canadian subsidiary. The cross currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed rate U.S. dollar denominated debt to 7.75% fixed rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings.
   The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was $854 at June 30, 2002 which is recorded in other current assets and the related unrealized gain is recorded in accumulated other comprehensive income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was $214 at June 30, 2002 and $126 at June 30, 2001. Changes in the fair value of this derivative instrument are recorded in earnings as a component of other income, net.

NOTE 7
INCOME TAXES

Provision

The provision (benefit) for income taxes consists of:

                                                                             Year Ended June 30

                                                                    2002              2001             2000
                                                                 ------------------------------------------
            -----------------------------------------------------------------------------------------------
            Current
              Federal                                            $12,350          $ 17,550          $20,206
              State                                                1,450             1,450            2,180
              Foreign                                                200               100
            -----------------------------------------------------------------------------------------------
            Total current                                         14,000            19,100           22,386
            ===============================================================================================
            Deferred
              Federal                                             (4,500)            (900)           (2,706)
              State                                                 (600)            (200)             (180)
              Foreign                                                100             (700)
            -----------------------------------------------------------------------------------------------
            Total deferred                                        (5,000)          (1,800)           (2,886)
            -----------------------------------------------------------------------------------------------
            Total                                                $ 9,000          $ 17,300          $19,500
            ===============================================================================================

The exercise of non-qualified stock options during fiscal 2002, 2001 and 2000 resulted in $605, $374 and $33, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. The accelerated vesting of Performance Accelerated Restricted Stock ("PARS") and other restricted stock awards in fiscal 2002 resulted in incremental tax expense of $169 over the amounts previously reported for financial reporting purposes. Accelerated vesting of PARS in fiscal 2001 and 2000 resulted in $57 and $62, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits and expense were recorded in additional paid-in capital.

Effective Tax Rates

The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                                                              Year Ended June 30

                                                                    2002              2001             2000
                                                                    ---------------------------------------
            -----------------------------------------------------------------------------------------------
            Statutory tax rate                                     35.0%             35.0%            35.0%
            Effects of:
              State and local income taxes                          2.4               1.8              2.6
              Non-deductible expenses                               1.4               2.6              1.8
              International income taxes                            (.1)              (.9)
              Other, net                                            (.8)              (.4)             (.8)
            -----------------------------------------------------------------------------------------------
            Effective tax rate                                     37.9%             38.1%            38.6%
            ===============================================================================================


Balance Sheet

The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                                           June 30

                                                                                      2002             2001
                                                                                  -------------------------
            -----------------------------------------------------------------------------------------------
            Inventories                                                           $(10,491)        $(13,200)
            Depreciation and differences in property bases                          (5,966)          (5,625)
            Compensation liabilities not currently deductible                       10,682           10,960
            Reserves not currently deductible                                        7,723            5,668
            Goodwill                                                                 7,051            1,982
            Net operating loss carry forward, expiring 2009 and 2008                 1,427              821
            Other                                                                      656              609
            -----------------------------------------------------------------------------------------------
            Net deferred tax asset                                                $ 11,082         $  1,215
            ===============================================================================================


NOTE 8
SHAREHOLDERS' EQUITY
Stock Incentive Plans

The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2002 and 2001 were 253,000 and 159,000, respectively.
   Under the 1997 Plan, the Company has awarded PARS, restricted stock and/or stock options to officers, other key associates and members of the Board of Directors. PARS and restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. The PARS vest after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. Restricted stock awards vest 25% each year. The aggregate fair market value of the PARS and restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period or until such time as acceleration of vesting takes place.

   At June 30, 2002, the Company had outstanding stock options granted under the 1997 Plan. In general, the stock options vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 and related interpretations in accounting for options granted under the 1997 Plan. Had the Company accounted for options granted based on fair value at the grant dates for awards under the 1997 Plan consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to $1,334 and $.07 in 2002, $26,882 and $1.35 in 2001 and $30,003 and $1.45 in 2000.
   Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 2002, 2001 and 2000 are:

                                                                    2002              2001             2000
                                                                 ------------------------------------------
            -----------------------------------------------------------------------------------------------
            Expected life                                        7 YEARS           7 years          7 years
            Risk free interest rate                                 4.9%              5.0%             6.6%
            Dividend yield                                          3.0%              3.0%             3.0%
            Volatility                                             29.1%             28.9%            28.8%

Information regarding these option plans is as follows:

                                                    2002                   2001                 2000
                                              -------------------------------------------------------------
                                                     Weighted-              Weighted-             Weighted-
                                                       Average                Average               Average
                                                      Exercise               Exercise              Exercise
            (Share amounts in thousands)      Shares     Price       Shares     Price      Shares     Price
            -----------------------------------------------------------------------------------------------
            Outstanding, beginning of year     2,124    $16.10        1,870    $15.03       1,464    $14.67
            Granted                              401     17.86          457     18.96         476     16.27
            Exercised                           (226)    11.57         (110)     9.33         (21)    12.79
            Expired/canceled                    (100)    17.82          (93)    16.72         (49)    17.27
            -----------------------------------------------------------------------------------------------
            Outstanding June 30                2,199    $16.80        2,124    $16.10       1,870    $15.03
            ===============================================================================================
            Options exercisable June 30        1,322    $16.25        1,178    $15.05         928    $14.01

            Weighted-average fair value
              of options granted
              during the year                           $ 4.65                 $ 5.41                $ 5.15

The following table summarizes information about stock options outstanding at June 30, 2002:

                                                    Options Outstanding                     Options Exercisable
                                         ------------------------------------------        ----------------------
                                                             Weighted-    Weighted-                     Weighted-
                                                               Average      Average                       Average
             Ranges of                        Number         Remaining     Exercise             Number   Exercise
       Exercise Prices                   Outstanding   Life (in years)        Price        Exercisable      Price
       ----------------------------------------------------------------------------------------------------------
            $  9 - $13                            69               1.1       $ 9.75                 69     $ 9.75
              13 -  17                           955               5.4        15.02                695      14.67
              17 -  21                         1,141               7.2        18.42                524      18.50
              21 -  28                            34               5.5        26.94                 34      26.94
       ----------------------------------------------------------------------------------------------------------
            Total                              2,199                                             1,322
       ==========================================================================================================

At June 30, 2002, exercise prices for outstanding options ranged from $9.75 to $27.50 per share.

Shareholder Rights

In 1998 the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by the Company's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

Treasury Shares

At June 30, 2002, 756,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.

NOTE 9
BENEFIT PLANS

Retirement Savings Plan

Substantially all associates of the Company's U.S. subsidiaries can participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution. The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels.
   The Company's expense for contributions to the above plan was $2,841, $6,038, and $4,837 for the years ended June 30, 2002, 2001, and 2000, respectively.

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

Postemployment Benefit Plans

The following table provides summary disclosure of the Company's Supplemental Executive Retirement Benefits Plan, qualified retirement plan, salary continuation benefits and retiree medical benefits:

                                                             Pension Benefits               Other Benefits
                                                            ------------------             ----------------
                                                              2002        2001              2002       2001
            ------------------------------------------------------------------------------------------------
            CHANGE IN BENEFIT OBLIGATION:
            Benefit obligation at beginning of the year   $ 19,218    $ 14,645          $ 4,508     $ 3,297
            Service cost                                       628         482               57          52
            Interest cost                                    1,732       1,235              306         239
            Benefits paid                                   (2,236)     (1,996)            (281)       (196)
            Amendments                                         252       2,262              150
            Actuarial (gain) loss during year               (1,080)      2,590             (496)      1,116
            -----------------------------------------------------------------------------------------------
            Benefit obligation at June 30                 $ 18,514    $ 19,218          $ 4,244     $ 4,508
            ===============================================================================================
            CHANGE IN PLAN ASSETS:
            Fair value of plan assets at beginning
             of year                                      $  2,166    $  1,943
            Actual return on plan assets                      (140)          4
            Employer contribution                            3,471       2,215          $   281     $   196
            Benefits paid                                   (2,236)     (1,996)            (281)       (196)
            -----------------------------------------------------------------------------------------------
            Fair value of plan assets at June 30          $  3,261    $  2,166                0     $     0
            ===============================================================================================

            RECONCILIATION OF FUNDED STATUS:
            Funded status                                 $(15,253)   $(17,051)         $(4,244)    $(4,508)
            Unrecognized net (gain) loss                     2,269       3,194             (189)        322
            Unrecognized prior service cost                  3,846       4,051              293         171
            -----------------------------------------------------------------------------------------------
            Accrued pension cost at year end              $ (9,138)   $ (9,806)         $(4,140)    $(4,015)
            ===============================================================================================

            AMOUNTS RECOGNIZED IN THE BALANCE SHEET
              AT JUNE 30 CONSIST OF:
            Prepaid benefit cost                          $  1,408
            Accrued benefit liability                      (12,511)   $(13,708)         $(4,140)    $(4,015)
            Intangible asset                                 1,965       3,437
            Minimum pension liability                                      465
            -----------------------------------------------------------------------------------------------
            Net amount recognized                         $ (9,138)   $ (9,806)         $(4,140)    $(4,015)
            ===============================================================================================

            WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30:
            Discount rate                                     6.5%        7.0%              7.0%       7.0%
            Expected return on plan assets                    8.0%        9.0%              N/A        N/A
            Rate of compensation increase                     5.5%        5.5%              N/A        N/A




                                                            Pension Benefits               Other Benefits
                                                    -----------------------------    ---------------------------
                                                      2002       2001        2000       2002     2001       2000
            ----------------------------------------------------------------------------------------------------
             COMPONENTS OF
               NET PERIODIC BENEFIT COST:
             Service cost                           $   628    $   482    $   454    $    57   $    52    $    71
             Interest cost                            1,732      1,235      1,096        306       239        254
             Expected return on plan assets            (172)      (196)      (166)
             Recognized net actuarial (gain) loss       157         71         77         13       (42)       (15)
             Amortization of prior service cost         458        373        236         29        29         26
             ----------------------------------------------------------------------------------------------------
             Net periodic pension cost              $ 2,803    $ 1,965    $ 1,697    $   405   $   278    $   336
             ====================================================================================================


   The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions as of June 30, 2002 and 2001 were 9.5% decreasing to 5.5% by 2010. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2002 and for the year then ended:

                                                                   One-Percentage           One-Percentage
                                                                   Point Increase           Point Decrease
                                                                   --------------           --------------
            Effect on total service and interest cost
              components of periodic expense                           $  48                   $  (40)
            Effect on post-retirement benefit obligation               $ 411                   $ (322)

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

Salary Continuation Benefits

The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was decreased to 5.5% at June 30, 2002 from 7.0% at June 30, 2001 to reflect current market rates.

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

NOTE 10
COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES
The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under operating leases are $18,036 in 2003; $12,888 in 2004; $9,794 in 2005; $6,848 in 2006; $5,168 in 2007 and $26,113 after 2007. The
Company also has a construction and lease facility where properties were constructed by the lessor and leased to the Company under operating lease arrangements. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. These leases expire in September 2003 and permit the Company to purchase the facilities for $7,500. If the Company does not exercise this option, the leases contain residual value guarantee provisions obligating the Company for up to $6,000 at lease termination.

   In connection with the construction and lease of the corporate headquarters facility, the Company has guaranteed repayment of $5,678 of bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority as lessor. The Company also guarantees up to $3,000 of long-term debt related to a joint venture.

   Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment was $27,922 in 2002, $26,122 in 2001, and $20,327 in 2000.

   The Company had outstanding letters of credit of $5,195 at June 30, 2002. These letters of credit secure certain insurance obligations.

NOTE 11
SEGMENT INFORMATION

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

   The accounting policies of the segments are the same as those described in
Note 1. Certain reclassifications have been made to prior year amounts to be consistent with the current year presentation. Intersegment sales are not significant. All current segment operating results are in the United States, Canada, Mexico and Puerto Rico. Operations in Canada, Mexico and Puerto Rico represent approximately 5.9% of the total net sales of Applied, and therefore, are not presented separately. In addition, approximately 34% of these operations' net sales are included in the "Other" segment related to the fluid power business. The long-lived assets located outside of the United States are not material.

Segment Financial Information:

                                                   Service Center
                                               Based Distribution          Other            Total
        -----------------------------------------------------------------------------------------

        YEAR ENDED JUNE 30, 2002
        Net sales                                      $1,354,793       $91,776        $1,446,569
        Operating income (loss)                            29,015        (2,049)           26,966
        Assets used in the business                       508,283        26,283           534,566
        Depreciation                                       14,749           545            15,294
        Capital expenditures                                9,773           277            10,050
                                              ---------------------------------------------------

        YEAR ENDED JUNE 30, 2001
        Net sales                                      $1,527,936       $97,819        $1,625,755
        Operating income (loss)                            45,425        (1,952)           43,473
        Assets used in the business                       534,817        44,037           578,854
        Depreciation                                       15,460           904            16,364
        Capital expenditures                                9,213         2,518            11,731
                                              ---------------------------------------------------

        YEAR ENDED JUNE 30, 2000
        Net sales                                      $1,541,257       $59,827        $1,601,084
        Operating income (loss)                            68,116          (858)           67,258
        Assets used in the business                       552,954        41,713           594,667
        Depreciation                                       16,989           511            17,500
        Capital expenditures                                6,970         2,540             9,510
                                              ---------------------------------------------------

A reconciliation from the segment operating profit to the consolidated balance is as follows:

                                                                    Year Ended June 30

                                                            2002           2001             2000
                                                         -----------------------------------------
        ------------------------------------------------------------------------------------------
        Operating income for reportable segment           $29,015        $45,425          $68,116
        Other operating income (loss)                      (2,049)        (1,952)            (858)
        Adjustments for:
          Goodwill and other intangibles amortization      (1,651)        (5,057)          (4,296)
          Corporate and other income (expense), net (a)     5,519         16,585           (5,183)
        ------------------------------------------------------------------------------------------
        Total operating income                             30,834         55,001           57,779
        Interest expense, net                               6,738          9,105            7,512
        Other income (expense)                               (341)          (548)             281
        -----------------------------------------------------------------------------------------
        Income before income taxes                        $23,755        $45,348          $50,548
        ==========================================================================================

        (a) The change in corporate and other income (expense), net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

                                                                   Year Ended June 30
                                                          2002             2001             2000
                                                         ---------------------------------------
        -----------------------------------------------------------------------------------------
        Industrial                                  $1,223,931        $1,396,170       $1,412,006
        Fluid power (b)                                218,778           226,535          187,191
        Other                                            3,860             3,050            1,887
        -----------------------------------------------------------------------------------------
        Net sales                                   $1,446,569        $1,625,755       $1,601,084
        =========================================================================================

        (b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems and repair services through the Company's service centers as well as the fluid power businesses. Beginning in 2002, the net sales of hydraulic hose and fittings were reclassed from the industrial product category to the fluid power product category. Prior year amounts have been restated to reflect the reclass.


NOTE 12
LITIGATION

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

                                                                        DELOITTE
                                                                        & TOUCHE


INDEPENDENT AUDITORS' REPORT


Shareholders and Board of Directors
Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 2002 and 2001, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



/s/ Deloitte & Touche LLP

Cleveland, Ohio
August 6, 2002

             Applied Industrial Technologies, Inc. and Subsidiaries


QUARTERLY OPERATING RESULTS AND MARKET DATA (UNAUDITED)

                                                                                       Per Common
                                                                                        Share (C)
                                                                                      -----------
                                                               Income                     Income
                                                               Before         Net         Before
                           Net        Gross    Operating   Cumulative      Income     Cumulative
                         Sales       Profit       Income       Effect       (loss)        Effect

(Dollars in thousands,
except per share amounts)
---------------------------------------------------------------------------------------------------
2002 (A)
First Quarter (B)   $  367,990   $   92,431   $   10,112   $    4,889   $   (7,211)   $     0.25
Second Quarter         347,550       87,013        6,032        2,918        2,918          0.15
Third Quarter          361,542       91,870        5,833        2,707        2,707          0.14
Fourth Quarter         369,487       94,376        8,857        4,241        4,241          0.22
---------------------------------------------------------------------------------------------------
                    $1,446,569   $  365,690   $   30,834   $   14,755   $    2,655    $     0.76
===================================================================================================

2001 (A)
First Quarter       $  420,876   $  104,454   $   14,251   $    7,231   $    7,231    $     0.36
Second Quarter         405,438      103,902       15,134        7,362        7,362          0.37
Third Quarter          408,839      102,037       13,236        6,956        6,956          0.35
Fourth Quarter         390,602       98,906       12,380        6,499        6,499          0.33
---------------------------------------------------------------------------------------------------
                    $1,625,755   $  409,299   $   55,001   $   28,048   $   28,048    $     1.41
===================================================================================================

2000 (A)
First Quarter       $  387,904   $   93,765   $   12,138   $    5,862   $    5,862    $     0.28
Second Quarter         379,670       92,687       12,060        6,233        6,233          0.30
Third Quarter          420,897      103,022       15,531        8,304        8,304          0.40
Fourth Quarter         412,613      102,116       18,050       10,649       10,649          0.53
---------------------------------------------------------------------------------------------------
                    $1,601,084   $  391,590   $   57,779   $   31,048   $   31,048    $     1.50
===================================================================================================


                                     Per Common Share (C)
                      ---------------------------------------------------
                           Net                         Price Range
                      Income -         Cash
                       Diluted     Dividend         High          Low

(Dollars in thousands,
except per share amounts)
--------------------------------------------------------------------------------
2002 (A)
First Quarter (B)     $    (0.38)   $     0.12   $    19.13   $    16.50
Second Quarter              0.15          0.12        19.46        16.00
Third Quarter               0.14          0.12        20.91        17.28
Fourth Quarter              0.22          0.12        21.25        18.61
----------------------------------------------
                      $     0.13    $     0.48
==============================================

2001 (A)
First Quarter         $     0.36    $     0.12   $    18.31   $    15.69
Second Quarter              0.37          0.12        21.00        15.88
Third Quarter               0.35          0.12        20.69        16.25
Fourth Quarter              0.33          0.12        19.19        15.65
----------------------------------------------
                      $     1.41    $     0.48
==============================================

2000 (A)
First Quarter         $     0.28    $     0.12   $    19.06   $    14.38
Second Quarter              0.30          0.12        17.88        15.06
Third Quarter               0.40          0.12        18.19        15.00
Fourth Quarter              0.53          0.12        18.13        14.31
----------------------------------------------
                      $     1.50    $     0.48
==============================================


(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. Adjustments in 2002, 2001 and 2000 increased gross profit by $3,171, $2,850 and $2,924; net income by $1,868, $1,676 and $1,708 and diluted net income per share by $.10, $.08 and $.08, respectively. Reductions in inventories during the fiscal year ended June 30, 2002 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the year ended June 30, 2002 increased gross profit by $915, net income by $546 and diluted net income per share by $.03.

(B) Effective July 2001, the Company adopted SFAS142, "Goodwill and Other Intangible Assets." Upon adoption, the Company determined that goodwill associated with its fluid power business was impaired. A non-cash charge totaling $17,600, $12,100 after tax, has been recorded as a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business. See Note 1 to the Consolidated Financial Statements for additional information.

(C) On August 16, 2002, there were 6,489 shareholders of record, including 3,760 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 16, 2002 was $16.49 per share.


Applied Industrial Technologies, Inc. and Subsidiaries

10 Year SUMMARY

                                                  2002            2001             2000           1999           1998
(Dollars in thousands, except per share amounts
and statistical data)
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATIONS-
   YEAR ENDED JUNE 30
   Net Sales                                 $1,446,569      $1,625,755       $1,601,084     $1,555,424     $1,518,615
   Operating Income                              30,834          55,001           57,779         42,269         58,520
   Income before cumulative effect
     of accounting change                        14,755          28,048           31,048         19,933         30,125
   Net income                                     2,655          28,048           31,048         19,933         30,125
   Per share data
     Income before cumulative effect
        of accounting change
            Basic                                  0.77            1.43             1.52           0.93           1.40
            Diluted                                0.76            1.41             1.50           0.93           1.38
        Net Income
            Basic                                  0.14            1.43             1.52           0.93           1.40
            Diluted                                0.13            1.41             1.50           0.93           1.38
            Cash dividend                          0.48            0.48             0.48           0.48           0.47

  YEAR-END POSITION - JUNE 30
  Working capital                              $250,644        $279,001         $255,132       $258,730       $221,766
  Long-term debt                                 83,478         113,494          112,168        126,000         90,000
  Total assets                                  534,566         578,854          594,667        574,349        606,091
  Shareholders' equity                          298,147         311,518          299,331        293,586        299,502

  YEAR-END STATISTICS - JUNE 30
  Current ratio                                     2.9             3.2              2.6            3.0            2.1
  Operating facilities                              449             469              478            444            449
  Shareholders of record (A)                      6,455           6,697            6,548          6,869          6,731


(A) Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.



                                      29