Form 10-K, Exhibit 13
period 2003-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2003-09-17
CIK 109563

                                                                      Exhibit 13

Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

YEAR ENDED JUNE 30, 2003 VS. 2002

Net sales in 2003 were $1.46 billion or slightly above (1%) the prior year's sales. This increase was primarily due to the acquisition of Industrial Equipment Co. Ltd. (IECO), and having one additional business day during the year. The sales product mix for the year was 84.8% industrial products and 15.1% fluid power products compared to 85.0% industrial and 14.8% fluid power in the prior year. Same store sales were slightly above (.4%) the prior year. While there was a reduction of 25 facilities in the U.S., Canada and Mexico, these were offset by the acquisition of 16 IECO facilities in Western Canada. At June 30, 2003, the Company had a total of 440 operating facilities versus 449 at June 30, 2002. Industrial production in the United States continues to be depressed. Our industry tends to lag slightly behind the manufacturing sector which continues to perform at or below the prior year levels reflected in the Manufacturing Capacity Utilization Index as published monthly by the Federal Reserve Board. The Company does not expect inflation or deflation to have a material impact on future revenues.

      Despite relatively flat sales, the Company improved its gross profit margins (net sales less cost of sales) to 25.9% from 25.3% in 2002. Improved purchasing practices, improved pricing, training, systems and the growth of our catalog business contributed to this increase. The Company expects fiscal 2004 gross margin levels to be in the 25.5% to 26% range as anticipated improvements in pricing and shipping charges to customers are expected to offset a decline in supplier purchasing allowances and rebates.

      Selling, distribution and administrative expense ("SD&A") consists of employee compensation, benefits and other expenses associated with purchasing, warehousing, supply chain management and providing marketing and distribution of the Company's products as well as costs associated with a variety of administrative functions, such as legal, treasury, accounting, tax and facility related expenses. SD&A increased 2.4% compared to the prior year, and increased slightly as a percent of sales to 23.4% from 23.1% in 2002. The increase was primarily due to the IECO acquisition, higher compensation and benefit costs and related payroll taxes based on improved profitability. These additional costs were partially offset by approximately $3.2 million of gains on sales of unneeded real estate and a decrease in bad debt expense due to fewer customer bankruptcies during fiscal 2003.

      Operating income increased to $36.3 million in 2003 from $30.8 million in 2002. As a percent of sales, operating income increased to 2.5% in 2003 from 2.1% in 2002. The $5.4 million increase in operating income was due primarily to the improved gross profit margin factors noted above.

      Interest expense - net for 2003 decreased $1.4 million, or 21.4%, compared with the prior year primarily from a decrease in average borrowings of $26.5 million related to strong cash flows from operations and lower interest rates.

      Other, net represents certain non-operating items of income and expense. During the year, the Company recorded a charge of $2.1 million to provide for its share of net loss and other reserves associated with the Company's iSource Performance Materials LLC ("iSource") affiliate. The Company owns 49% of iSource, a certified minority-owned distributor of standard-use industrial specialty and general maintenance items requiring special shipping and handling. Offsetting the impact of this charge was the receipt of insurance proceeds of $2.1 million for the settlement of a fiscal 2000 property casualty claim.

      Income tax expense as a percentage of income before taxes was 35.9% for the year ended June 30, 2003 and 37.9% for the year ended June 30, 2002. This decrease related to a change in the tax law that reduces the Company's taxable income beginning in fiscal 2003. Specifically, the Company can now take a tax deduction for cash dividends paid on Company stock to participant 401(k) plan accounts. Another factor that contributed to the rate decrease was a reduction in effective state, local and foreign tax rates, primarily due to the implementation of various tax planning initiatives. We expect our overall tax rate for fiscal 2004 to be slightly below the fiscal 2003 rate based on current tax laws and regulations.

      Net income for the fiscal year ended June 30, 2003, increased $5.1 million or 34.4% from prior years' income before the cumulative effect of accounting change. Net income per share increased 35.5% to $1.03 in 2003 from $.76 in 2002 before the cumulative effect of the accounting change primarily due to the factors described above and a decrease in the average shares attributable to company repurchases.

      The number of Company associates was 4,384 at June 30, 2003 and 4,508 at June 30, 2002.

YEAR ENDED JUNE 30, 2002 VS. 2001

Net sales in 2002 decreased to $1.45 billion or 11% below the $1.63 billion generated in 2001. This decrease was primarily due to the slowdown in U.S. industrial activity. Sectors hardest hit by the slowdown include the industrial machinery and equipment, durable goods and electronic equipment industries, all more than 20% below prior year sales levels. These sales decreases were partially offset by stronger sales in the food products and automotive sectors.

      Gross margin for the year increased slightly from 25.2% in 2001 to 25.3% in 2002. The 2002 margin was higher than in the prior year due to improved buying practices and increased sales through catalog channels which improved the profitability of our product mix.

      Selling, distribution and administrative expenses were approximately $19.4 million lower than in the prior year. The decreased amounts were due to lower incentive and employee benefit expenses attributable to the lower sales volumes, better overall expense management and additional operational efficiencies. SD&A as a percentage of sales was 23.1% in 2002 versus 21.8% in 2001. The increase in SD&A as a percent of sales was due to the lower overall sales noted above.

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

      Net income before the cumulative effect of accounting change for the fiscal year ended June 30, 2002, decreased $13.3 million or 47.4% from the prior year. Net income per share before the cumulative effect of the accounting change decreased 46.1% to $.76 in 2002 from $1.41 in 2001 primarily due to the factors described above.

      In connection with the adoption of Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets," the Company recorded a non-cash impairment charge totaling $12.1 million, after tax, or $.63 per share as a change in accounting principle effective July 1, 2001. This charge wrote-off all of the remaining goodwill relating to the Company's fluid power business (see Notes 1 and 4 to the Consolidated Financial Statements).

      The number of associates was 4,508 at June 30, 2002 and 4,789 at June 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $67.3 million of cash from operating activities in 2003 and $68.9 million in 2002.

      Cash flow from operations depends primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers. The Company has continued to monitor and control its investments in inventories by taking advantage of various vendor purchasing programs and through the use of system enhancements to improve inventory tracking. The Company has continued to improve its collection of accounts receivable through improved billing systems and collection efforts. During the year ended June 30, 2003, inventories decreased approximately $10.4 million, exclusive of the additional $4.2 million of inventory acquired as part of the acquisition of certain assets of IECO. Net of the IECO acquisition, accounts receivable decreased $8.0 million due to improved collections and systems. Accrued expenses increased $15.7 million due to increased personnel compensation and benefit costs.

      Cash used by investing activities of $16.3 million for the year ended June 30, 2003 consisted primarily of property purchases of approximately $12.8 million, and the expenditure for the purchase of IECO. The major components of our property and equipment purchases related to our NetPC project which converted all service center order entry equipment from old "green screen" terminals to Internet capable workstations. Additional purchases were made to enhance our AppliedACCESS(R) Web site and expand our electronic catalog content. The Company also realized proceeds of approximately $7.5 million from property sales, which generated gains of $3.2 million, primarily related to the disposal of unneeded real estate.

      For fiscal 2004, our property purchases are expected to be in the $14 million to $15 million range which includes a $7.5 million buy-out of properties currently being leased. These include our Ft. Worth distribution center and 3 service centers, all of which were originally constructed for the company under a lease facility 7 years ago (see discussion in Note 11). Depreciation for fiscal 2004 is expected to be in the range of $13 to $15 million.

      Cash used in financing activities was approximately $19.0 million in fiscal 2003 and $51.1 million in fiscal 2002. During fiscal 2002, the Company had net repayments under revolving credit agreements of $21.4 million. Additionally, scheduled long-term debt repayments in fiscal 2002 were double the amounts paid in fiscal 2003. The next scheduled principal repayment on our long-term debt is in December 2007.

      The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of June 30, 2003 (in thousands):

                                  Period Less    Period       Period        Period
                       Total       Than 1 yr     2-3 yrs.     4-5 yrs.    Over 5 yrs.
                       -----       ---------     --------     --------    -----------
Operating Leases      $ 75,246     $ 17,496     $ 21,365     $ 12,542     $ 23,843
Long-term Debt          75,000                                 50,000       25,000
                      --------     --------     --------     --------     --------
Total Contractual
Cash Obligations      $150,246     $ 17,496     $ 21,365     $ 62,542     $ 48,843
                      ========     ========     ========     ========     ========

      The Company also used approximately $9.9 million to repurchase 581 thousand shares during the year for an average price of $17 per share compared to $14.3 million for 817 thousand shares in fiscal 2002.

      In July 2003, the Board of Directors increased the authorization to purchase shares of the Company's common stock to 1.0 million shares. These purchases are being made to fund employee benefit programs, equity award programs, and future business acquisitions. These purchases are made in open market and negotiated transactions, from time to time, depending upon market conditions.

      In fiscal 2003, the Company continued its practice of paying cash dividends each quarter. As in the last four fiscal years, the Company's dividend was 12 cents per share per quarter. The amount of the dividend paid is recommended quarterly by management and approved by the Company's Board of Directors based on financial

Applied Industrial Technologies, Inc. and Subsidiaries performance, cash flow and payout guidelines consistent with other industrial companies.

      Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit, revolving credit agreement and long-term debt facilities and from operating lease arrangements.

      See Note 6 to the Consolidated Financial Statements for details regarding the outstanding debt amounts as of June 30, 2003. The Company had no short-term borrowings in fiscal 2003. The average long-term borrowings in fiscal 2003 were $76.4 million compared to the average combined short-term and long-term borrowings of $103.0 million in fiscal 2002. The weighted average interest rate on short-term borrowings in the prior year was 3.7%. The weighted average interest on borrowings under our long-term debt agreements, net of the benefits from interest rate swaps was 5.9% in 2003 and 5.5% in 2002, respectively. The increase in the weighted average interest rate was due to lower benefits from interest rate swap agreements in fiscal 2003 versus fiscal 2002. The effect of the swap agreements was to decrease interest expense by $880 thousand in 2003 and approximately $1.4 million in 2002. These settlement gains are being amortized as a reduction in interest expense of approximately $800 thousand per year over the remaining life of the notes through December 2007.

      The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. At June 30, 2003, the Company has no variable rate debt or interest rate swaps outstanding. See Note 7 "Risk Management Activities" for additional discussion on the Company's derivative activities.

      The Company's working capital at June 30, 2003 was $259.4 million compared to $250.6 million at June 30, 2002. The current ratio was 2.8 and 2.9 at June 30, 2003 and 2002, respectively. The increase in working capital is due to the increase of cash generated from our operating results and from the reduction of receivables and inventories.

      The Company has a committed revolving credit agreement expiring in November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $150.0 million. The Company is currently exploring options to replace this facility and expects to have a replacement facility in place before the current facility expires. The Company had no borrowings outstanding under this facility at June 30, 2003. The Company also has a $10.0 million short-term uncommitted line of credit with a commercial bank that expires October 2003. The Company had no borrowings outstanding under this facility at June 30, 2003. Unused lines under these facilities, net of outstanding letters of credit, totaling $153.0 million are available to fund future acquisitions or other capital and operating requirements. An additional long-term financing shelf facility is in place enabling the Company to borrow up to $100.0 million at its discretion with terms up to twelve years. The Company has no outstanding borrowings under this facility at June 30, 2003.

      The aggregate annual maturities of long-term debt are $50.0 million in fiscal 2008 and $25.0 million in fiscal 2011.

      Management expects that cash provided from operations, available lines of credit, long-term debt and the use of operating leases will be sufficient to finance normal working capital needs, acquisitions, investments in properties, facilities and equipment and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company's credit standing and financial strength.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the Consolidated Financial Statements and disclosed in the accompanying notes. Note 1 to the Consolidated Financial Statements describes the significant accounting policies and methods used in preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, goodwill, other intangible assets and recording self-insurance liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

ALLOWANCES FOR SLOW-MOVING AND OBSOLETE INVENTORIES

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant, as the majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for credit under various supplier return programs. While the Company has no reason to believe its inventory return privileges and programs will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is diverse as to industry and geography, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected customer defaults, and, therefore, the need to revise estimates for bad debts.

GOODWILL ACCOUNTING

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001. Goodwill is no longer amortized but rather is evaluated for impairment. The Company has elected to do annual tests for indications of goodwill impairment as of January 1 of each year. The Company utilizes discounted cash flow models and relevant market multiples for comparable businesses to determine fair value used in the goodwill impairment evaluation. Management's estimates of fair value are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. While the Company uses available information to prepare its estimates and to perform impairment evaluations, actual results could differ significantly, resulting in future impairment and losses related to recorded goodwill balances.

SUPPLIER PURCHASING PROGRAMS

The Company enters into agreements with certain suppliers providing for inventory purchase rebates. The Company's inventory purchase rebate arrangements are unique to each supplier and are generally annual programs ending at either the Company's June 30th year end or the supplier's year end. Rebates are received in the form of cash or credits against future purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually based upon actual purchases for such period. The supplier rebates are a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases.

      The Company accrues for the receipt of these inventory purchase rebates based upon actual cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases we expect to achieve during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Differences between our estimates and actual rebates subsequently received have not been material.

      All rebates under these supplier purchasing programs are recognized under the Company's LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are sold and recorded as cost of sales. The Company's accounting for rebates is in accordance with guidance issued by the FASB in EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." While management believes the Company will continue to receive inventory purchase rebates, there can be no assurance that suppliers will continue to provide comparable amounts of rebates in the future.

SELF-INSURANCE LIABILITIES

The Company has insurance programs to cover workers' compensation, business, automobile, general and product liability risks. The insurance programs have self-insured retention to $350 thousand per claim. On an annual basis, an independent actuarial firm is hired to determine the adequacy of estimated liabilities. The Company accrues estimated losses based on actuarial models and assumptions as well as the Company's historical loss experience. Although management believes that the estimated liabilities for self insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self insurance liabilities are based on numerous assumptions, some of which are subjective. The Company will continue to adjust its estimated liabilities for self insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS

In December 2002, the Financial Accounting Standards Board issued Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements". FIN 45 requires the disclosure of any guarantees in place at December 31, 2002 and the recognition of a liability for any guarantees entered into or modified after that date. The Company is a guarantor in three arrangements entered into prior to December 31, 2002 that require disclosure under FIN 45 as follows:

- The Company has a construction and lease facility under which a distribution center and several service centers were constructed by the lessor and leased to the Company under operating lease arrangements. These leases expire in September 2003 and permit the Company to purchase the facilities for $7.5 million. If the Company did not exercise this option, residual value guarantee provisions obligated the Company to compensate the lessor for up to $6.0 million at lease termination depending on the properties' market values at that time. Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements. In July 2003, the Company exercised its option to purchase the facilities effective September 2003.

- In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of approximately $5.7 million of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any

Applied Industrial Technologies, Inc. and Subsidiaries default, as defined in the guarantee agreements, would obligate Applied for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements.

- The Company also has guaranteed, under an agreement scheduled to expire in December 2003, a related entity's repayment of borrowings under a line of credit. This guarantee was entered into to induce a financial institution to provide a line of credit for a joint venture, iSource Performance Materials L.L.C. (iSource), of which the Company is a minority owner. iSource is a certified minority-owned distributor of standard-use industrial specialty and general maintenance items requiring special shipping and handling. Any default, as defined in the guarantee agreement, will obligate the Company for any unpaid balance under the line of credit up to a maximum of $3.0 million.

      In the event of a default and subsequent payout under any or all of these guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS 144 "Accounting for Impairment or Disposals of Long-Lived Assets" and SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" as of July 1, 2002. The adoption of these statements did not have a material impact on the consolidated statements.

      In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The impact of this statement on the Company's current accounting policies was to amend the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation" and require additional disclosure in the Company's quarterly financial statements. The Company adopted SFAS 148 effective January 1, 2003 (see Note 1).

      In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities." As disclosed above, the Company is a minority owner in iSource and has guaranteed iSource's line of credit debt up to $3.0 million. iSource maintains assets of approximately $3.7 million. The Company's purchases currently account for more than 90% of iSource's sales and the Company is considered the primary beneficiary of iSource's operations. Accordingly, iSource's financial statements will be consolidated with the Company's beginning in July 2003 in accordance with the effective date of FIN
46. It is expected that the effect on the Company's consolidated financial statements will be immaterial.

OTHER MATTERS

In October 2002, the Company acquired certain assets of Industrial Equipment Co., Ltd. (IECO), a Canadian distributor of industrial products, for approximately $11.5 million. This acquisition was paid for from existing cash balances. The results of the acquired business operations are not material for periods represented. The acquired operations are reported in our service center based distribution segment from the acquisition date. The business contributed $12.2 million in sales from the date of acquisition through June 30, 2003. Sales and operating results to date have met Company expectations.

CAUTIONARY STATEMENT
UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking, based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "expect," "believe," "intend," "will," and similar expressions. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

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

      Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; reduction in manufacturing capacity in our targeted geographic markets due to consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in interest rates; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of products and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; the Company's ability to realize the anticipated benefits of acquisitions and other business strategies; the incurrence of debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than the Company; risks and uncertainties associated with the Company's expansion into foreign markets, including inflation rates, recessions, and foreign currency exchange rates; adverse results in significant litigation matters; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, fires, floods and accidents).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have evaluated the Company's exposure to various market risk factors, including but not limited to, interest rate, foreign currency exchange and commodity price risks. The Company is primarily affected by market risk exposure through the effect of changes in interest rates. The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. There were no variable rate borrowings under its committed revolving credit agreement and no interest rate swap agreements outstanding at June 30, 2003. All the Company's outstanding debt is currently at fixed interest rates at June 30, 2003.

      The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt used to fund a substantial portion of the Company's net investment in its Canadian operations is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican subsidiary are not hedged, as our Mexican activity is not material at this time. The impact on the Company's future earnings from exposure to changes in foreign currency exchange rates is expected to be immaterial.

Applied Industrial Technologies, Inc. and Subsidiaries

Statements of CONSOLIDATED INCOME

                                                                        Year Ended June 30
                                                         ---------------------------------------------
                                                             2003             2002             2001
                                                         -----------      -----------      -----------
(In thousands, except per share amounts)

Net Sales                                                $ 1,464,367      $ 1,446,569      $ 1,625,755
Cost of sales                                              1,085,072        1,080,879        1,216,456
                                                         -----------      -----------      -----------
                                                             379,295          365,690          409,299
Selling, distribution and administrative                     343,041          334,856          354,298
                                                         -----------      -----------      -----------
Operating Income                                              36,254           30,834           55,001
                                                         -----------      -----------      -----------
Interest Expense                                               5,677            7,078            9,386
Interest Income                                                 (379)            (340)            (281)
Other, net                                                        24              341              548
                                                         -----------      -----------      -----------
                                                               5,322            7,079            9,653
                                                         -----------      -----------      -----------
Income Before Income Taxes                                    30,932           23,755           45,348
                                                         -----------      -----------      -----------
Income Tax Expense                                            11,100            9,000           17,300
                                                         -----------      -----------      -----------
Income Before Cumulative Effect of Accounting Change          19,832           14,755           28,048
Cumulative effect of accounting change                                        (12,100)
                                                         -----------      -----------      -----------
Net Income                                               $    19,832      $     2,655      $    28,048
                                                         ===========      ===========      ===========
Net Income Per Share - Basic
  Before cumulative effect of accounting change          $      1.05      $      0.77      $      1.43
  Cumulative effect of accounting change                                        (0.63)
                                                         -----------      -----------      -----------
Net Income Per Share - Basic                             $      1.05      $      0.14      $      1.43
                                                         ===========      ===========      ===========
Net Income Per Share - Diluted
  Before cumulative effect of accounting change          $      1.03      $      0.76      $      1.41
  Cumulative effect of accounting change                                        (0.63)
                                                         -----------      -----------      -----------
Net Income Per Share - Diluted                           $      1.03      $      0.13      $      1.41
                                                         ===========      ===========      ===========

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

Consolidated BALANCE SHEETS

                                                                           June 30
                                                                  ------------------------
                                                                     2003           2002
                                                                  ---------      ---------
(In thousands)

Assets
  Current assets
    Cash and temporary investments                                $  55,079      $  23,060
    Accounts receivable, less allowances of $6,100 and $5,600       173,915        180,904
    Inventories                                                     159,798        166,083
    Other current assets                                             11,702         11,011
                                                                  ---------      ---------
  Total current assets                                              400,494        381,058
                                                                  ---------      ---------
  Property - at cost
    Land                                                             10,632         11,779
    Buildings                                                        62,179         69,131
    Equipment                                                        90,967         83,414
                                                                  ---------      ---------
                                                                    163,778        164,324
    Less accumulated depreciation                                    85,836         81,229
                                                                  ---------      ---------
  Property - net                                                     77,942         83,095
                                                                  ---------      ---------
  Goodwill - net of accumulated amortization of $13,069              49,687         46,410
  Other assets                                                       25,281         24,003
                                                                  ---------      ---------
      Total Assets                                                $ 553,404      $ 534,566
                                                                  =========      =========
Liabilities
  Current liabilities
    Accounts payable                                              $  75,411      $  76,316
    Compensation and related benefits                                39,359         27,277
    Other current liabilities                                        26,365         26,821
                                                                  ---------      ---------
  Total current liabilities                                         141,135        130,414
  Long-term debt                                                     78,558         83,478
  Other liabilities                                                  25,855         22,527
                                                                  ---------      ---------
      Total Liabilities                                             245,548        236,419
                                                                  ---------      ---------
Shareholders' Equity
  Preferred stock - no par value; 2,500 shares
    authorized; none issued or outstanding
  Common stock - no par value; 50,000 shares
    authorized; 24,096 shares issued                                 10,000         10,000
  Additional paid-in capital                                         84,898         84,517
  Income retained for use in the business                           289,724        279,046
  Treasury shares - at cost (5,076 and 4,893 shares)                (78,706)       (74,900)
  Unearned restricted common stock compensation                        (114)          (832)
  Accumulated other comprehensive income                              2,054            316
                                                                  ---------      ---------
      Total Shareholders' Equity                                    307,856        298,147
                                                                  ---------      ---------
      Total Liabilities and Shareholders' Equity                  $ 553,404      $ 534,566
                                                                  =========      =========

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

Statements of CONSOLIDATED CASH FLOWS

                                                                                    Year Ended June 30
                                                                          ------------------------------------
                                                                            2003          2002          2001
                                                                          --------      --------      --------
(In thousands)

Cash Flows from Operating Activities
  Net income                                                              $ 19,832      $  2,655      $ 28,048
  Adjustments to reconcile net income to cash provided
    by operating activities:
      Cumulative effect of accounting change                                              12,100
      Depreciation                                                          14,458        15,294        16,364
      Deferred income taxes                                                 (2,700)       (5,000)       (1,800)
      Amortization of restricted common stock compensation,
        goodwill and other intangible assets                                 1,499         2,499         6,145
      Provision for losses on accounts receivable                            2,510         4,488         6,995
      Gain on sale of property                                              (3,249)       (1,327)       (1,080)
      Amortization of gain on interest rate swap terminations                 (752)         (245)
      Treasury shares contributed to employee benefit and deferred
        compensation plans                                                   3,156         2,977         6,529
      Changes in current assets and liabilities, net of acquisitions:
        Accounts receivable                                                  8,004         7,237        15,869
        Inventories                                                         10,436        27,020        (8,522)
        Other current assets                                                  (659)         (688)       (1,908)
        Accounts payable                                                      (905)          420       (17,691)
        Accrued expenses                                                    15,661         1,518       (11,732)
                                                                          --------      --------      --------
Net Cash provided by Operating Activities                                   67,291        68,948        37,217
                                                                          --------      --------      --------
Cash Flows from Investing Activities
  Property purchases                                                       (12,794)      (10,050)      (11,731)
  Proceeds from property sales                                               7,456         3,610         4,251
  Net cash paid for acquisition of businesses, net of cash
    acquired of $812 in 2001                                               (10,255)       (2,574)       (5,491)
  Deposits and other                                                          (689)          274          (310)
                                                                          --------      --------      --------
Net Cash used in Investing Activities                                      (16,282)       (8,740)      (13,281)
                                                                          --------      --------      --------
Cash Flows from Financing Activities
  Repayments under revolving credit agreements - net                                     (21,350)      (12,246)
  Long-term debt borrowings                                                                             25,000
  Long-term debt repayments                                                 (5,714)      (11,429)      (11,428)
  Proceeds from termination of swap                                          2,517         2,038
  Purchases of treasury shares                                              (9,946)      (14,318)      (15,501)
  Dividends paid                                                            (9,154)       (9,270)       (9,532)
  Exercise of stock options                                                  3,307         3,200         1,403
                                                                          --------      --------      --------
Net Cash used in Financing Activities                                      (18,990)      (51,129)      (22,304)
                                                                          --------      --------      --------
  Increase in cash and temporary investments                                32,019         9,079         1,632
  Cash and temporary investments at beginning of year                       23,060        13,981        12,349
                                                                          --------      --------      --------
  Cash and Temporary Investments at End of Year                           $ 55,079      $ 23,060      $ 13,981
                                                                          ========      ========      ========

Supplemental Cash Flow Information
  Cash paid during the year for:
    Income taxes                                                          $  8,161      $  8,182      $ 22,080
    Interest                                                              $  4,995      $  6,205      $  8,595

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

Statements of CONSOLIDATED SHAREHOLDERS' EQUITY


                                                                          For the Years Ended June 30, 2003, 2002 and 2001
                                                                 -------------------------------------------------------------------

                                                                                                   Income
                                                Shares of                         Additional       Retained for    Treasury
                                                Common Stock     Common           Paid-in          Use in the      Shares-at
                                                Outstanding      Stock            Capital          Business        Cost
                                                -----------      -----            -------          --------        ----
(In thousands, except per share amounts)
Balance at July 1, 2000                            20,078        $  10,000        $  83,312        $ 267,145       $ (57,419)
  Net income                                                                                          28,048
  Minimum pension liability
  Unrealized gain on cross currency swap
  Foreign currency translation adjustment

      Total comprehensive income

  Cash dividends - $.48 per share                                                                     (9,532)
  Purchases of common stock for treasury             (891)                                                           (15,501)
  Treasury shares issued for:
    Retirement Savings Plan contributions             309                               882                            4,516
    Exercise of stock options                         110                              (201)                           1,604
    Deferred compensation plans                        67                               180                              951
  Forfeiture of restricted common stock
    compensation                                      (26)                             (286)                            (378)
  Amortization of restricted
    common stock compensation                                                            58
  Other                                                                                 276
                                                ---------        ---------        ---------        ---------       ---------
Balance at June 30, 2001                           19,647           10,000           84,221          285,661         (66,227)
  Net income                                                                                           2,655
  Minimum pension liability
  Unrealized gain on cross currency swap
  Foreign currency translation adjustment

      Total comprehensive income

  Cash dividends - $.48 per share                                                                     (9,270)
  Purchases of common stock for treasury             (817)                                                           (14,318)
  Treasury shares issued for:
    Retirement Savings Plan contributions             148                               434                            2,243
    Exercise of stock options                         226                              (183)                           3,383
    Deferred compensation plans                        14                                52                              248
  Forfeiture of restricted common stock
    compensation                                      (15)                              (76)                            (229)
  Amortization of restricted
    common stock compensation                                                          (169)
  Other                                                                                 238
                                                ---------        ---------        ---------        ---------       ---------
Balance at June 30, 2002                           19,203           10,000           84,517          279,046         (74,900)
  Net income                                                                                          19,832
  Unrealized loss on cross currency swap
  Foreign currency translation adjustment

      Total comprehensive income

  Cash dividends - $.48 per share                                                                     (9,154)
  Purchases of common stock for treasury             (581)                                                            (9,946)
  Treasury shares issued for:
    Retirement Savings Plan contributions             164                               348                            2,505
    Exercise of stock options                         217                               (63)                           3,370
    Deferred compensation plans                        17                                38                              265
  Amortization of restricted
    common stock compensation                                                            30
  Other                                                                                  28
                                                ---------        ---------        ---------        ---------       ---------
Balance at June 30, 2003                           19,020        $  10,000        $  84,898        $ 289,724       $ (78,706)
                                                =========        =========        =========        =========       =========


                                                For the Years Ended June 30, 2003, 2002 and 2001
                                                ------------------------------------------------
                                                Unearned
                                                Restricted       Accumulated
                                                Common           Other            Total
                                                Stock            Comprehensive    Shareholders'
                                                Compensation     Income (loss)    Equity
                                                ------------     -------------    ------
(In thousands, except per share amounts)
Balance at July 1, 2000                         $  (3,707)                        $ 299,331
  Net income                                                                         28,048
  Minimum pension liability                                      $    (285)            (285)
  Unrealized gain on cross currency swap                               173              173
  Foreign currency translation adjustment                              (70)             (70)
                                                                                  ---------
      Total comprehensive income                                                     27,866
                                                                                  ---------
  Cash dividends - $.48 per share                                                    (9,532)
  Purchases of common stock for treasury                                            (15,501)
  Treasury shares issued for:
    Retirement Savings Plan contributions                                             5,398
    Exercise of stock options                                                         1,403
    Deferred compensation plans                                                       1,131
  Forfeiture of restricted common stock
    compensation                                      664
  Amortization of restricted
    common stock compensation                       1,088                             1,146
  Other                                                                                 276
                                                ---------        ---------        ---------
Balance at June 30, 2001                           (1,955)            (182)         311,518
  Net income                                                                          2,655
  Minimum pension liability                                            285              285
  Unrealized gain on cross currency swap                               297              297
  Foreign currency translation adjustment                              (84)             (84)
                                                                                  ---------
      Total comprehensive income                                                      3,153
                                                                                  ---------
  Cash dividends - $.48 per share                                                    (9,270)
  Purchases of common stock for treasury                                            (14,318)
  Treasury shares issued for:
    Retirement Savings Plan contributions                                             2,677
    Exercise of stock options                                                         3,200
    Deferred compensation plans                                                         300
  Forfeiture of restricted common stock
    compensation                                      305
  Amortization of restricted
    common stock compensation                         818                               649
  Other                                                                                 238
                                                ---------        ---------        ---------
Balance at June 30, 2002                             (832)             316          298,147
  Net income                                                                         19,832
  Unrealized loss on cross currency swap                            (1,019)          (1,019)
  Foreign currency translation adjustment                            2,757            2,757
                                                                                  ---------
      Total comprehensive income                                                     21,570
                                                                                  ---------
  Cash dividends - $.48 per share                                                    (9,154)
  Purchases of common stock for treasury                                             (9,946)
  Treasury shares issued for:
    Retirement Savings Plan contributions                                             2,853
    Exercise of stock options                                                         3,307
    Deferred compensation plans                                                         303
  Amortization of restricted
    common stock compensation                         718                               748
  Other                                                                                  28
                                                ---------        ---------        ---------
Balance at June 30, 2003                        $    (114)       $   2,054        $ 307,856
                                                =========        =========        =========



See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

         Notes to Consolidated Financial Statements

         Years Ended June 30, 2003, 2002 and 2001


               (Dollar amounts in thousands, except per share amounts)
NOTE 1   BUSINESS AND ACCOUNTING POLICIES

         Business

         The Company is one of North America's leading distributors of industrial and fluid power products and systems. Industrial products include bearings and seals, linear motion products, power transmission products, industrial rubber products, general maintenance and safety products and tools. Fluid power includes hydraulic, pneumatic, lubrication and filtration components and systems. The Company also provides mechanical, electrical, rubber shop and fluid power services. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.

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

         Cash and Temporary Investments

         The Company considers all temporary investments with maturities of three months or less to be cash equivalents. Outstanding checks of $10,627 at June 30, 2003 and $7,256 at June 30, 2002 are classified as a current liability in accounts payable.

         Goodwill and Other Intangible Assets

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." Effective July 1, 2001, the Company adopted this standard. Under SFAS 142, goodwill is no longer amortized, but is tested for impairment upon adoption and at least annually thereafter. The Company has established January 1 as its annual impairment testing date. The results of the Company's January 1, 2003 testing indicated no impairment.

         Inventories

         U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. See Note 3 for further information regarding inventories.

         Property and Depreciation

         Property and equipment are initially stated at cost. Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years. The carrying values of long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows.

         Self-Insurance Liabilities

         The Company maintains business insurance programs with significant self-insured retention, relating to workers' compensation, business, automobile and general products liability claims. The Company accrues estimated losses using actuarial models and assumptions based on historical loss experience The actuarial calculations used to estimate business insurance reserves are based on numerous assumptions, some of which are subjective. The Company utilizes an independent actuarial firm to assist in determining the adequacy of our reserves.

               The Company maintains a self-insured health benefits plan, which provides medical benefits employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims. The reserve is actuarially determined by an independent actuarial firm and is an estimate based on historical experience and other assumptions, some of which are subjective.

         Revenue Recognition

         Sales are recognized when products are shipped or delivered to a customer which is when title transferred to the customer. Products are billed at agreed upon prices. The Company's experience is that collection of receivables recorded for all sales is reasonably assured.

         Income Taxes

         Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration enacted tax laws.

         Net Income Per Share

         The following is a computation of the basic and diluted earnings per share:

                                                                                   Year Ended June 30
                                                                            2003          2002          2001
                                                                         ----------    ----------    ----------
                  Net Income
                  Income before cumulative effect of accounting change   $   19,832    $   14,755    $   28,048
                  Cumulative effect of accounting change                                  (12,100)
                                                                         ----------    ----------    ----------
                  Net Income                                             $   19,832    $    2,655    $   28,048
                                                                         ==========    ==========    ==========
                  Average Shares Outstanding
                  Weighted average common shares outstanding
                    for basic computation                                    18,908        19,079        19,589
                  Dilutive effect of stock based options and awards             314           338           335
                                                                         ----------    ----------    ----------
                  Weighted average common shares outstanding
                    for dilutive computation                                 19,222        19,417        19,924
                                                                         ==========    ==========    ==========
                  Net Income Per Share - Basic

                  Before cumulative effect of accounting change          $     1.05    $     0.77    $     1.43
                  Cumulative effect of accounting change                                    (0.63)
                                                                         ----------    ----------    ----------
                  Net Income Per Share - Basic                           $     1.05    $     0.14    $     1.43
                                                                         ==========    ==========    ==========
                  Net Income Per Share - Diluted

                  Before cumulative effect of accounting change          $     1.03    $     0.76    $     1.41
                  Cumulative effect of accounting change                                    (0.63)
                                                                         ----------    ----------    ----------
                  Net Income Per Share - Diluted                         $     1.03    $     0.13    $     1.41
                                                                         ==========    ==========    ==========

         Stock Based Compensation

         At June 30, 2003, the Company had outstanding stock options (see Note
         9). The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for options granted and applies SFAS 123 "Accounting for Stock Issued to Employees" for disclosure purposes only.

               In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The impact of this statement on the Company's current accounting policies was to amend the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation" and require additional disclosure in the Company's quarterly financial statements. The Company adopted SFAS 148 effective January 1, 2003. The following table discloses the compensation expense and net income had the Company adopted fair value accounting under SFAS 123:

                                                                               Year Ended June 30
                                                                         2003         2002         2001
                                                                      ----------   ----------   ----------
                  Net income, as reported                             $   19,832   $    2,655   $   28,048
                  Less: Total stock-based employee compensation
                  expense determined under fair value based method,
                  net of tax                                               1,250        1,321        1,166
                                                                      ----------   ----------   ----------
                  Pro forma net income                                $   18,582   $    1,334   $   26,882
                                                                      ==========   ==========   ==========

                  Earnings per share:
                    Basic - as reported                               $     1.05   $      .14   $     1.43
                                                                      ==========   ==========   ==========
                    Basic - pro forma                                 $      .98   $      .07   $     1.37
                                                                      ==========   ==========   ==========
                    Diluted - as reported                             $     1.03   $      .13   $     1.41
                                                                      ==========   ==========   ==========
                    Diluted - pro forma                               $      .97   $      .07   $     1.35
                                                                      ==========   ==========   ==========

             Applied Industrial Technologies, Inc. and Subsidiaries

               Disclosures under the fair value method are estimated using the Black Scholes option pricing model. The assumptions used for grants issued in 2003, 2002 and 2001 are:

                                              2003      2002      2001
                                            -------   -------   -------
                  Expected life             7 years   7 years   7 years
                  Risk free interest rate       3.9%      4.9%      5.0%
                  Dividend yield                3.0%      3.0%      3.0%
                  Volatility                   30.9%     29.1%     28.9%

         New Accounting Pronouncements

         In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for Impairment or Disposals of Long-Lived Assets." The Company adopted SFAS 144 as of July 1, 2002. In June 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company adopted SFAS 146 effective July 1, 2002. The adoption of these statements did not have a material impact on the consolidated financial statements.

            In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities." As discussed in Note 11, the Company is a minority owner in iSource Performance Materials L.L.C. (iSource), and has guaranteed iSource's line of credit debt up to $3,000. iSource maintains assets of approximately $3,700. The Company's purchases currently account for more than 90% of iSource's sales and the Company is considered the primary beneficiary of iSource's operations. Accordingly, iSource's financial statements will be consolidated with the Company's beginning in July 2003 in accordance with the effective date of FIN 46. It is expected that the effect on the Company's consolidated financial statements will be immaterial.

NOTE 2   BUSINESS COMBINATIONS

         During the year ended June 30, 2003, the Company acquired assets from a Canadian distributor of industrial products for approximately $11,500. The results of the acquired business operations are included in our Service Center Based Distribution segment. Goodwill of $2,486 and other intangible assets of $1,977, consisting of customer relationships, trademark, exclusive supplier distribution agreements and a non-competition agreement, were recognized in connection with this combination.

               For this acquisition, made during the year ended June 30, 2003, the fair values of the acquired assets and liabilities assumed at the date of acquisition are as follows:

                  Accounts receivable                $  2,600
                  Inventory                             4,200
                  Property                                700
                  Other assets                            237
                  Goodwill                              2,486
                  Other intangibles                     1,977
                                                     --------
                  Total assets acquired                12,200
                  Current liabilities                    (700)
                                                     --------
                  Net assets acquired                $ 11,500
                                                     ========

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

               During the year ended June 30, 2001, the Company acquired the stock of Air Draulics Engineering Company, a U.S. based distributor of fluid power products for $7,300. Goodwill, based on allocations of fair values to assets and liabilities acquired, of $3,500 was recognized in connection with this combination.

               Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

NOTE 3   INVENTORIES

         Inventories consist of the following:

                                                                                           June 30
                                                                                       2003       2002
                                                                                     --------   --------
                  U.S. inventories at current cost                                   $248,147   $259,145
                  Foreign inventories at average cost                                  26,228     18,527
                                                                                     --------   --------
                                                                                      274,375    277,672
                  Less: Excess of current cost over LIFO cost for U.S. inventories    114,577    111,589
                                                                                     --------    -------
                  Inventories on consolidated balance sheet                          $159,798   $166,083
                                                                                     ========   ========

         Reductions in inventories during the fiscal years ended June 30, 2003 and 2002 resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2003 and 2002 increased gross profit by $741 and $915, net income by $453 and $546 and diluted net income per share by $.02 and $.03 respectively.

NOTE 4   GOODWILL & OTHER INTANGIBLES

         The changes in the carrying amount of goodwill for the years ended June 30, 2003 and 2002, are as follows:

                                                    Service Center Based   Fluid Power
                                                    Distribution Segment    Business      Total
                                                    --------------------   -----------   --------
                  Balance at June 30, 2001                 $44,421           $ 17,600    $ 62,021
                  Transitional impairment loss                                (17,600)    (17,600)
                  Goodwill of acquired businesses            1,989                          1,989
                                                           -------           --------    --------
                  Balance at June 30, 2002                  46,410                         46,410

                  Goodwill of acquired businesses            2,486                          2,486
                  Currency translation adjustment              791                            791
                                                           -------           --------    --------
                  Balance at June 30, 2003                 $49,687           $      0    $ 49,687
                                                           =======           ========    ========

         In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective July 1, 2001. Had goodwill amortization not been recorded in the year ended June 30, 2001, operating income would have been increased to $58,471; net income to $30,902; and net income per share to $1.55.

               For purposes of completing impairment testing upon adoption of SFAS 142 at July 1, 2001, the Company determined the fair value of its reporting units utilizing discounted cash flows models and relative market multiples for comparable businesses. The Company compared the fair value of each of its reporting units to its carrying value. This evaluation indicated that goodwill associated with its fluid power business was impaired. This impairment was primarily attributed to a downturn in the industrial economy in the years following the Company's fluid power business acquisitions. A non-cash charge totaling $17,600, $12,100 after tax, was recorded as the cumulative effect of a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business.

               The Company's intangible assets acquired from business combinations are amortized over their estimated useful lives and consist of the following:

                                                               June 30, 2003                           June 30,2002
                                                    -------------------------------------   -------------------------------------
                                                                Accumulated       Net                   Accumulated       Net
                                                    Amount(a)   Amortization   Book Value     Amount    Amortization   Book Value
                                                    ---------   ------------   ----------   ---------   ------------   ----------
                  Non-competition agreements        $ 9,124      $7,704            $1,420      $8,918      $7,044         $1,874
                  Customer relationships              1,534          68             1,466
                  Exclusive supplier distribution
                    agreements                          548          24               524
                  Trademarks                             73          49                24
                                                    -------      ------            ------      ------      ------         ------
                                                    $11,279      $7,845            $3,434      $8,918      $7,044         $1,874
                                                    =======      ======            ======      ======      ======         ======


                  (a) Amounts include the impact of foreign currency translation.

         For the year ended June 30, 2003, the Company acquired the following intangible assets through a business combination (See Note 2):

                                                               Amount   Amortization Period
                                                               ------   -------------------
                  Non-competition agreements                   $  125         5 years
                  Customer relationships                        1,318        15 years
                  Exclusive supplier distribution agreements      471        15 years
                  Trademarks                                       63         1 year
                                                               ------
                                                               $1,977
                                                               ======

         Amortization expense for other intangible assets totaled $781 in 2003 and $1,651 in 2002. Estimated amortization expense is $663 for 2004; $512 for 2005; $338 for 2006; $213 for 2007 and $1,708 after 2007.

             Applied Industrial Technologies, Inc. and Subsidiaries

NOTE 5   OTHER BALANCE SHEET INFORMATION

         Other assets consist of the following:

                                                           June 30
                                                       2003      2002
                                                      -------   -------
                  Deferred tax assets - non-current   $12,450   $13,032
                  Deposits and investments              4,459     3,634
                  Other intangibles                     3,434     1,874
                  Other                                 4,938     5,463
                                                      -------   -------
                  Total                               $25,281   $24,003
                                                      =======   =======


         Substantially all deposits and investments have fair values approximately equal to their carrying values.

         Other current liabilities consist of the following:

                                                            June 30
                                                          2003      2002
                                                       -------   -------
                  Accrued income and other taxes       $10,349   $ 9,689
                  Accrued self insurance liabilities     4,760     5,008
                  Deferred tax liabilities - current               1,950
                  Deferred lease liabilities             4,222     4,453
                  Other                                  7,034     5,721
                                                       -------   -------
                  Total                                $26,365   $26,821
                                                       =======   =======

NOTE 6   DEBT

         The Company has a committed revolving credit agreement expiring November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2003. Fees on this facility range from .12% to .40% per year on the average amount of the total revolving credit commitments during the year. Unused lines under this facility, net of outstanding letters of credit, totaling $142,964 are available to fund future acquisitions or other capital and operating requirements.

               The Company also has a $10,000 short-term uncommitted line of credit with a commercial bank. This agreement provides for payment of interest at various interest rate options, none of which is in excess of the bank's prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2003.

               Long-term debt consists of:

                                                                                               June 30
                                                                                          2003         2002
                                                                                         -------      -------
                  7.98% Private placement debt, due at maturity in November 2010         $25,000       25,000
                  7.82% Senior unsecured term notes, due in
                  semi-annual installments of $5,714 through December 2002                              5,714(a)
                  6.6% Senior $50,000 unsecured term notes, due at maturity in
                  December 2007, including effects of interest rate swaps (See Note 7)    53,558       52,764
                                                                                         -------      -------
                  Total                                                                  $78,558      $83,478
                                                                                         =======      =======

                  (a) This amount was included in long-term debt at June 30, 2002 due to the Company's ability to refinance the debt under the revolving credit facility.

               The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2003, the most restrictive of these covenants required that the Company maintain a minimum consolidated net worth of $270,455. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is greater than its carrying value at June 30, 2003 by approximately $5,051.

               In October 2000, the Company entered into an agreement with the Prudential Insurance Company of America for an uncommitted shelf facility to borrow up to $100,000 in additional long-term financing, at the Company's sole discretion, with terms of up to twelve years. At June 30, 2003, there were no borrowings under this agreement.

               The aggregate annual maturities of long-term debt over the next five years include $50,000 in fiscal 2008 and $25,000 in fiscal 2011.

NOTE 7   RISK MANAGEMENT ACTIVITIES

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

               During fiscal 2002, the Company entered into two interest rate swap agreements with two domestic banks which effectively converted the fixed interest rate on the 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. The July 2001 swap agreement was for $47,000 of the $50,000 6.6% notes and the November 2001 swap agreement was for all $50,000 of the 6.6% notes. Terms and settlement dates for both swaps mirrored terms of the notes and the swaps were designated as fair value hedges. The effect of the swap agreements was to decrease interest expense by $880 in fiscal 2003 and $1,390 in fiscal 2002. In October 2001 and August 2002, the Company terminated the swap agreements for favorable settlements of $2,000 and $2,500, respectively. These settlement gains are being amortized as a reduction in interest expense of approximately $800 per year over the remaining life of the notes through December 2007.

               In November 2000, the Company entered into two 10-year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly owned Canadian subsidiary. The cross currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed rate U.S. dollar denominated debt to 7.75% fixed rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings.

               The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was a liability of $999 at June 30, 2003 which is recorded in current liabilities and the related unrealized loss is recorded in accumulated other comprehensive income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was a liability of $250 at June 30, 2003 and an asset of $214 at June 30, 2002. Changes in the fair value of this derivative instrument are recorded in earnings as a component of "other, net."

NOTE 8   INCOME TAXES

         Provision

         The provision (benefit) for income taxes consists of:

                                          Year Ended June 30
                                     2003        2002        2001
                                   --------    --------    --------
                  Current
                    Federal        $ 12,300    $ 12,350    $ 17,550
                    State             1,300       1,450       1,450
                    Foreign             200         200         100
                                   --------    --------    --------
                  Total current      13,800      14,000      19,100
                                   --------    --------    --------
                  Deferred
                    Federal          (2,200)     (4,500)       (900)
                    State              (500)       (600)       (200)
                    Foreign                         100        (700)
                                   --------    --------    --------
                  Total deferred     (2,700)     (5,000)     (1,800)
                                   --------    --------    --------
                  Total            $ 11,100    $  9,000    $ 17,300
                                   ========    ========    ========

         The exercise of non-qualified stock options during fiscal 2003, 2002 and 2001 resulted in $466, $605 and $374, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. The accelerated vesting of Performance Accelerated Restricted Stock ("PARS") and other restricted stock awards in fiscal 2002 resulted in incremental tax expense of $169 over the amounts previously reported for financial reporting purposes. Accelerated vesting of PARS in fiscal 2003 and 2001 resulted in $30 and $57, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits and expense were recorded in additional paid-in capital.

         Effective Tax Rates

         The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                                        Year Ended June 30
                                                    2003       2002       2001
                                                   ------     ------     ------
                  Statutory tax rate                 35.0%      35.0%      35.0%
                  Effects of:
                    State and local income taxes      1.3        2.4        1.8
                    International income taxes       (1.4)       (.1)       (.9)
                    Non-deductible expenses           1.4        1.4        2.6
                    Deductible dividend              (2.2)
                    Income tax examinations           2.2         .8         .2
                    Other, net                        (.4)      (1.6)       (.6)
                                                   ------     ------     ------
                  Effective tax rate                 35.9%      37.9%      38.1%
                                                   ======     ======     ======

             Applied Industrial Technologies, Inc. and Subsidiaries

         Balance Sheet

         The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                                                         June 30
                                                                                      2003        2002
                                                                                  --------    --------
                  Inventories                                                     $ (8,972)   $(10,491)
                  Depreciation and differences in property bases                    (6,240)     (5,966)
                  Compensation liabilities not currently deductible                 11,705      10,682
                  Estimated liabilities and allowances not currently deductible      8,254       7,723
                  Goodwill                                                           6,366       7,051
                  Canadian net operating loss carry forwards,
                  expiring 2010, 2009 and 2008                                       1,476       1,092
                  State and other net operating loss carry forwards                    796         335
                  Other                                                                939         656
                                                                                  --------    --------
                  Net deferred tax asset                                          $ 14,324    $ 11,082
                                                                                  ========    ========

NOTE 9   SHAREHOLDERS' EQUITY

         Stock Incentive Plans

         The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2003 and 2002 were 142,000 and 253,000, respectively.

               Under the 1997 Plan, the Executive Organization and Compensation Committee has awarded PARS, restricted stock and/or stock options to officers, other key associates and members of the Board of Directors. PARS and restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. The PARS vest after a period of six years, with accelerated vesting based upon achievement of certain return on asset objectives or minimum stock price levels. Restricted stock awards vest 25% each year. The aggregate fair market value of the PARS and restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period or until such time as acceleration of vesting takes place.

               At June 30, 2003, the Company had outstanding stock options granted under the 1997 Plan. In general, the stock options vest over a period of 4 years and expire after 10 years. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for options granted under the 1997 Plan and applies SFAS 123 "Accounting for Stock Issued to Employees" for disclosure purposes only (see Note 1).

         Information regarding these option plans is as follows:

                                                           2003                   2002                   2001
                                                    -------------------    -------------------    -------------------
                                                              Weighted-              Weighted-              Weighted-
                                                               Average                Average                Average
                                                              Exercise               Exercise               Exercise
                  (Share amounts in thousands)      Shares      Price      Shares      Price      Shares      Price
                  ------------------------------    ------    ---------    ------    ---------    ------    ---------
                  Outstanding, beginning of year     2,199    $   16.80     2,124    $   16.10     1,870    $   15.03
                  Granted                              522        15.67       401        17.86       457        18.96
                  Exercised                           (219)       13.01      (226)       11.57      (110)        9.33
                  Expired/canceled                     (28)       17.94      (100)       17.82       (93)       16.72
                                                    ------    ---------    ------    ---------    ------    ---------
                  Outstanding June 30                2,474    $   16.89     2,199    $   16.80     2,124    $   16.10
                                                    ======    =========    ======    =========    ======    =========

                  Options exercisable June 30        1,460    $   16.92     1,322    $   16.25     1,178    $   15.05

                  Weighted-average fair value
                    of options granted
                    during the year                           $    4.26              $    4.65              $    5.41

         The following table summarizes information about stock options outstanding at June 30, 2003:

                                                 Options Outstanding              Options Exercisable
                                    -----------------------------------------   -----------------------
                                                    Weighted-       Weighted-                 Weighted-
                                                     Average         Average                   Average
                     Ranges of         Number       Remaining       Exercise       Number     Exercise
                  Exercise Prices   Outstanding   Life (in years)     Price     Exercisable     Price
                  ---------------   -----------   ---------------   ---------   -----------   ---------
                  $   9 - $13                25               0.1   $    9.75            25   $    9.75
                     13 -  17             1,304               6.7        1.46           697       15.18
                     17 -  21             1,112               6.3        8.43           705       18.44
                     21 -  28                33               4.4       26.93            33       26.93
                  ---------------   -----------   ---------------   ---------   -----------   ---------
                  Total                   2,474                                       1,460
                                    ===========                                 ===========

         At June 30, 2003, exercise prices for outstanding options ranged from $9.75 to $27.03 per share.

         Shareholders' Rights

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

         Treasury Shares

         At June 30, 2003, 596,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.

NOTE 10  BENEFIT PLANS

         Retirement Savings Plan

         Substantially all associates of the Company's U.S. subsidiaries participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's income before income taxes and before the amount of the contribution (5% for 2003, 2002, and 2001). The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels (ranging from 25% to 100% of the first 6% of compensation contributed to the plan).

               The Company's expense for contributions to the above plan was $3,990, $2,841, and $6,038 for the years ended June 30, 2003, 2002, and
         2001, respectively.

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

         Postemployment Benefit Plans

         The following table provides summary disclosure of the Company's Supplemental Executive Retirement Benefits Plan, qualified retirement plan, salary continuation benefits and retiree medical benefits:

                                                                                      Pension Benefits          Other Benefits
                                                                                   ---------------------     ---------------------
                                                                                     2003         2002         2003         2002
                                                                                   --------     --------     --------     --------
                  CHANGE IN BENEFIT OBLIGATION:
                  Benefit obligation at beginning of the year                      $ 18,514     $ 19,218     $  4,244     $  4,508
                  Service cost                                                          712          628           63           57
                  Interest cost                                                       1,123        1,732          287          306
                  Benefits paid                                                      (1,996)      (2,236)        (228)        (281)
                  Amendments                                                            148          252                       150
                  Actuarial (gain) loss during year                                   2,329       (1,080)         859         (496)
                                                                                   --------     --------     --------     --------
                  Benefit obligation at June 30                                    $ 20,830     $ 18,514     $  5,225     $  4,244
                                                                                   ========     ========     ========     ========

                  CHANGE IN PLAN ASSETS:
                  Fair value of plan assets at beginning of year                   $  3,261     $  2,166
                  Actual return on plan assets                                          113         (140)
                  Employer contribution                                               2,607        3,471     $    228     $    281
                  Benefits paid                                                      (1,996)      (2,236)        (228)        (281)
                                                                                   --------     --------     --------     --------
                  Fair value of plan assets at June 30                             $  3,985     $  3,261     $      0     $      0
                                                                                   ========     ========     ========     ========

                  RECONCILIATION OF FUNDED STATUS:
                  Funded status                                                    $(16,845)    $(15,253)    $ (5,225)    $ (4,244)
                  Unrecognized net (gain) loss                                        4,669        2,269          676         (189)
                  Unrecognized prior service cost                                     3,519        3,846          244          293
                                                                                   --------     --------     --------     --------
                  Accrued benefit cost at year end                                 $ (8,657)    $ (9,138)    $ (4,305)    $ (4,140)
                                                                                   ========     ========     ========     ========

                  AMOUNTS RECOGNIZED IN THE BALANCE SHEET AT JUNE 30 CONSIST OF:
                  Prepaid benefit cost                                             $  2,027     $  1,408
                  Accrued benefit liability                                         (13,327)    $(12,511)    $ (4,305)    $ (4,140)
                  Intangible asset                                                    2,643        1,965
                                                                                   --------     --------     --------     --------
                  Net amount recognized                                            $ (8,657)    $ (9,138)    $ (4,305)    $ (4,140)
                                                                                   ========     ========     ========     ========

                  WEIGHTED-AVERAGE ASSUMPTIONS AS OF JUNE 30:
                  Discount rate                                                         6.0%         6.5%         6.0%         7.0%
                  Expected return on plan assets                                        8.0%         8.0%         N/A          N/A
                  Rate of compensation increase                                         5.5%         5.5%         N/A          N/A

             Applied Industrial Technologies, Inc. and Subsidiaries

                                                                    Pension Benefits                 Other Benefits
                                                             -----------------------------    -----------------------------
                                                               2003       2002       2001       2003       2002       2001
                                                             -------    -------    -------    -------    -------    -------
                  Components of net periodic benefit cost:
                  Service cost                               $   712    $   628    $   482    $    63    $    57    $    52
                  Interest cost                                1,123      1,732      1,235        287        306        239
                  Expected return on plan assets                (258)      (172)      (196)
                  Recognized net actuarial (gain) loss            74         17         71         (6)        13        (42)
                  Amortization of prior service cost             475        458        373         49         29         29
                                                             -------    -------    -------    -------    -------    -------
                  Net periodic pension cost                  $ 2,126    $ 2,803    $ 1,965    $   393    $   405    $   278
                                                             =======    =======    =======    =======    =======    =======

               The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions as of June 30, 2003 and 2002 were 9.5% decreasing to 5.5% by 2010. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2003 and for the year then ended:

                                                                 One-Percentage   One-Percentage
                                                                 Point Increase   Point Decrease
                                                                 --------------   --------------
                  Effect on total service and interest cost
                     components of periodic expense              $           48   $          (40)
                  Effect on post-retirement benefit obligation   $          613   $         (515)


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

         Salary Continuation Benefits

         The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was 5.5% at June 30, 2003 and 2002.

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

NOTE 11  COMMITMENTS, GUARANTEES, LEASE OBLIGATIONS AND RENT EXPENSES

         The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases are $17,496 in 2004; $12,454 in 2005; $8,911 in 2006; $7,081 in 2007; $5,461 in 2008 and $23,843 after 2008.

         Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $30,067 in 2003, $27,922 in 2002, and $26,122 in 2001.

               The Company had outstanding letters of credit of $7,036 at June 30, 2003. These letters of credit secure certain insurance obligations.

               In December 2002, the Financial Accounting Standards Board issued Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements." FIN 45 requires the disclosure of any guarantees in place at December 31, 2002 and the recognition of a liability for any guarantees entered into or modified after that date. The Company is a guarantor in three arrangements entered into prior to December 31, 2002 that require disclosure under FIN 45 as follows:

         - The Company has a construction and lease facility under which a distribution center and several service centers were constructed by the lessor and leased to the Company under operating lease arrangements. These leases expire in September 2003 and permit the Company to purchase the facilities for $7,500. If the Company does not exercise this option, residual value guarantee provisions obligate the Company to compensate the lessor for up to $6,000 at lease termination depending on the properties' market values at that time. Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements. In July 2003 the Company exercised its option to purchase the facilities for $7,500 when the leases expire in September 2003.

         - In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $5,678 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate Applied for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements.

         - The Company also has guaranteed, under an agreement scheduled to expire in December 2003, a related entity's repayment of borrowings under a line of credit. This guarantee was entered into to induce a financial institution to provide a line of credit for a joint venture, iSource, of which the Company is a minority owner. iSource is a certified minority-owned distributor of standard-use industrial specialty and general maintenance items requiring special shipping and handling. Any default, as defined in the guarantee agreement, will obligate the Company for any unpaid balance under the line of credit up to a maximum of $3,000.

               In the event of a default and subsequent payout under any or all of these guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

NOTE 12  SEGMENT INFORMATION

         The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, and general maintenance items, safety products and tools. The "Other" column consists of the aggregation of all other non-service center based distribution operations that sell directly to customers, including fluid power and electrical shop businesses.

               The accounting policies of the Company's reportable segment and its other businesses are the same as those described in Note 1. Certain reclassifications have been made to prior year amounts to be consistent with the presentation in the current year. Sales between the service center based distribution segment and the other businesses are not significant. Operating results are in the United States, Canada, Mexico and Puerto Rico. Operations in Canada, Mexico and Puerto Rico represent 7.4% of the total net sales of Applied, and therefore, are not presented separately. In addition, approximately 30% of these operations' net sales are included in the "Other" column relating to the fluid power business. The long-lived assets located outside of the United States are not material.

         Segment Financial Information:

                                                  Service
                                                   Center
                                                   Based
                                                Distribution     Other         Total
                                                ------------   ----------    ----------
                  YEAR ENDED JUNE 30, 2003
                  Net sales                     $  1,373,961   $   90,406    $1,464,367
                  Operating income (loss)             43,358         (420)       42,938
                  Assets used in the business        530,540       22,864       553,404
                  Depreciation                        13,693          765        14,458
                  Capital expenditures                12,273          521        12,794
                                                ------------   ----------    ----------
                  YEAR ENDED JUNE 30, 2002
                  Net sales                     $  1,354,793   $   91,776    $1,446,569
                  Operating income (loss)             29,015       (2,049)       26,966
                  Assets used in the business        507,467       27,099       534,566
                  Depreciation                        14,749          545        15,294
                  Capital expenditures                 9,773          277        10,050
                                                ------------   ----------    ----------
                  YEAR ENDED JUNE 30, 2001
                  Net sales                     $  1,527,936   $   97,819    $1,625,755
                  Operating income (loss)             45,425       (1,952)       43,473
                  Assets used in the business        531,959       46,895       578,854
                  Depreciation                        15,460          904        16,364
                  Capital expenditures                 9,213        2,518        11,731
                                                ------------   ----------    ----------

                Applied Industrial Technologies and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Concluded

         A reconciliation from the segment operating profit to the consolidated balance is as follows:

                                                                          Year Ended June 30
                                                                    2003        2002        2001
                                                                  --------    --------    --------
                  Operating income for reportable segment         $ 43,358    $ 29,015    $ 45,425
                  Other operating income (loss)                       (420)     (2,049)     (1,952)
                  Adjustments for:
                  Goodwill and other intangibles amortization         (781)     (1,651)     (5,057)
                  Corporate and other income (expense), net (a)     (5,903)      5,519      16,585
                                                                  --------    --------    --------
                  Total operating income                            36,254      30,834      55,001
                  Interest expense, net                              5,298       6,738       9,105
                  Other expense, net                                    24         341         548
                                                                  --------    --------    --------
                  Income before income taxes                      $ 30,932    $ 23,755    $ 45,348
                                                                  ========    ========    ========


         (a) The change in corporate and other income (expense), net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.


         Net sales by product category are as follows:

                                             Year Ended June 30
                                       2003         2002         2001
                                    ----------   ----------   ----------
                  Industrial        $1,242,339   $1,223,931   $1,396,170
                  Fluid power (b)      220,629      218,778      226,535
                  Other                  1,399        3,860        3,050
                  Net sales         $1,464,367   $1,446,569   $1,625,755

         (b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems and repair services through the Company's service centers as well as the fluid power businesses.

NOTE 13  LITIGATION

         The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 14  OTHER EXPENSE

         Other expense consists of the following:

                                                                         Year Ended June 30
                                                                     2003       2002       2001
                                                                    -------    -------    -------
                  Benefit from settlement of fiscal 2000 property
                    insurance claim                                 $(2,133)
                  Loss on iSource                                     2,085
                  Unrealized (gain)/loss on deferred
                    compensation trusts                                 (30)   $   417    $   519
                  Unrealized (gain)/loss on cross currency swap         464        (88)      (126)
                  Other                                                (362)        12        155
                                                                    -------    -------    -------
                  Net sales                                         $    24    $   341    $   548
                                                                    =======    =======    =======

         The loss on iSource for the year ended June 30, 2003, consists of a $1,150 provision for potential losses on a guarantee of debt of iSource, $550 for allowances on advances to iSource and $385 for the Company's share of iSource's net losses.

INDEPENDENT AUDITORS'
         Report

         DELOITTE
         & TOUCHE

         Shareholders and Board of Directors
         Applied Industrial Technologies, Inc.

         We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 2003 and 2002, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

               In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

               As discussed in Notes 1 and 4 to the consolidated financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

         Deloitte & Touche LLP

         Cleveland, Ohio
         August 8, 2003

             Applied Industrial Technologies, Inc. and Subsidiaries

Quarterly Operating Results and Market Data (Unaudited)

                                                                                                 Per Common Share (C)
                                                                                   -----------------------------------------------
                                                              Income                 Income
                                                              Before       Net       Before      Net                 Price Range
                             Net        Gross    Operating  Cumulative   Income    Cumulative  Income -   Cash      --------------
                            Sales       Profit    Income      Effect     (loss)      Effect    Diluted    Dividend   High    Low

(Dollars in thousands,
except per share amounts)
                           ----------  --------  ---------  ----------  --------   ----------  --------   --------  ------  ------
2003 (A)
First Quarter              $  368,019  $ 89,902  $   7,844  $    3,905  $  3,905   $     0.20  $   0.20   $   0.12  $19.75  $14.81
Second Quarter                355,707    91,191      7,320       3,860     3,860         0.20      0.20       0.12   19.23   14.70
Third Quarter                 368,203    97,732     10,154       4,383     4,383         0.23      0.23       0.12   18.85   15.36
Fourth Quarter                372,438   100,470     10,936       7,684     7,684         0.40      0.40       0.12   21.10   16.60
                           ----------  --------  ---------  ----------  --------   ----------  --------   --------
                           $1,464,367  $379,295  $  36,254  $   19,832  $ 19,832   $     1.03  $   1.03   $   0.48
                           ==========  ========  =========  ==========  ========   ==========  ========   ========

2002 (A)
First Quarter (B)          $  367,990  $ 92,431  $  10,112  $    4,889  $ (7,211)  $     0.25  $  (0.38)  $   0.12  $19.13  $16.50
Second Quarter                347,550    87,013      6,032       2,918     2,918         0.15      0.15       0.12   19.46   16.00
Third Quarter                 361,542    91,870      5,833       2,707     2,707         0.14      0.14       0.12   20.91   17.28
Fourth Quarter                369,487    94,376      8,857       4,241     4,241         0.22      0.22       0.12   21.25   18.61
                           ----------  --------  ---------  ----------  --------   ----------  --------   --------
                           $1,446,569  $365,690  $  30,834  $   14,755  $  2,655   $     0.76  $   0.13   $   0.48
                           ==========  ========  =========  ==========  ========   ==========  ========   ========

2001 (A)
First Quarter              $  420,876  $104,454  $  14,251  $    7,231  $  7,231   $     0.36  $   0.36   $   0.12  $18.31  $15.69
Second Quarter                405,438   103,902     15,134       7,362     7,362         0.37      0.37       0.12   21.00   15.88
Third Quarter                 408,839   102,037     13,236       6,956     6,956         0.35      0.35       0.12   20.69   16.25
Fourth Quarter                390,602    98,906     12,380       6,499     6,499         0.33      0.33       0.12   19.19   15.65
                           ----------  --------  ---------  ----------  --------   ----------  --------   --------
                           $1,625,755  $409,299  $  55,001  $   28,048  $ 28,048   $     1.41  $   1.41   $   0.48
                           ==========  ========  =========  ==========  ========   ==========  ========   ========

(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. Fourth quarter adjustments in 2003, 2002 and 2001 increased gross profit by $4,410, $3,171 and $2,850; net income by $2,682, $1,868 and $1,676 and diluted net income per share by $.14, $.10, and $.08 respectively. Reductions in year end inventories during the fiscal years ended June 30, 2003 and 2002 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2003 and 2002 increased gross profit by $741 and $915, net income by $453 and $546 and diluted net income per share by $.02 and $.03 respectively.

(B) Effective July 1, 2001, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Upon adoption the Company determined that goodwill associated with its fluid power business was impaired. A non-cash charge totaling $17,600, $12,100 after tax, has been recorded as a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business. See Notes 1 and 4 to the Consolidated Financial Statements for additional information.

(C) On August 25, 2003 there were 6,168 shareholders of record, including 3,554 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 25, 2003 was $22.15 per share.

             Applied Industrial Technologies, Inc. and Subsidiaries

10 Year Summary

                                          2003         2002         2001         2000
(Dollars in thousands, except per share amounts and statistical data)
                                    ----------   ----------   ----------   ----------
Consolidated Operations-
  Year Ended June 30
  Net sales                         $1,464,367   $1,446,569   $1,625,755   $1,601,084
  Operating income                      36,254       30,834       55,001       57,779
  Income before cumulative effect
    of accounting change                19,832       14,755       28,048       31,048
  Net income                            19,832        2,655       28,048       31,048
  Per share data
  Income before cumulative effect
    of accounting change
      Basic                               1.05          .77         1.43         1.52
      Diluted                             1.03          .76         1.41         1.50
  Net Income
      Basic                               1.05          .14         1.43         1.52
      Diluted                             1.03          .13         1.41         1.50
  Cash dividend                            .48          .48          .48          .48


  Year End Position - June 30
  Working capital                   $  259,359   $  250,644   $  279,001   $  255,132
  Long-term debt                        78,558       83,478      113,494      112,168
  Total assets                         553,404      534,566      578,854      594,667
  Shareholders' equity                 307,856      298,147      311,518      299,331


  Year End Statistics - June 30
  Current ratio                            2.8          2.9          3.2          2.6
  Operating facilities                     440          449          469          478
  Shareholders of record (A)             6,157        6,455        6,697        6,548

(A) Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.

      1999         1998         1997         1996         1995         1994
----------   ----------   ----------   ----------   ----------   ----------
$1,555,424   $1,518,615   $1,182,152   $1,164,778   $1,073,875   $  952,489
    42,269       58,520       50,599       49,281       36,923       27,817


    19,933       30,125       27,092       23,334       16,909       12,687
    19,933       30,125       27,092       23,334       16,909       12,687





       .93         1.40         1.47         1.26          .97          .75
       .93         1.38         1.44         1.25          .96          .73


       .93         1.40         1.47         1.26          .97          .75
       .93         1.38         1.44         1.25          .96          .73
       .48          .47          .41          .36          .31          .29




$  258,730   $  221,766   $  164,723   $  151,956   $  153,555   $  144,605
   126,000       90,000       51,428       62,857       74,286       80,000
   574,349      606,091      394,114      404,072      359,231      343,519
   293,586      299,502      212,874      192,264      169,760      150,491




       3.0          2.1          2.4          2.1          2.4          2.4
       444          449          377          376          374          368
     6,869        6,731        4,676        4,636        4,379        4,478