Form 10-K, Exhibit 13
period 2004-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2004-09-09
CIK 109563

                                                                      EXHIBIT 13

             Applied Industrial Technologies, Inc. and Subsidiaries

Management's Discussion and Analysis
of Financial Condition and Results of Operations

OVERVIEW

The Company's sales, net income and earnings per share increased 3.6%, 59% and 55% respectively compared to the prior year. Significant factors that contributed to these increases included the improving U.S. economy, the return to profitability of our U.S. fluid power subsidiaries and the continued strength of the Canadian operations and Canadian currency. Gross margin improved as our initiatives in the areas of product pricing, freight recovery, cost controls and asset management continue to show progress. Our balance sheet remains strong, as our working capital and current ratio both increased compared to fiscal 2003. The Company also entered into two credit/financing agreements enabling borrowings of up to $200 million. These facilities are available to fund future acquisitions or other capital and operating requirements. During the year, the Company recorded non-recurring tax benefits primarily from a settlement with the Internal Revenue Service related to audits of our 1997 and 1998 tax returns and the acceptance by the IRS of tax refund claims for 1999, 2000 and 2001. These items added approximately $1.6 million, or $0.08 per share to net income.

      The Company monitors the Purchasing Managers Index (ISM) as published by the Institute for Supply Management and the Manufacturers Capacity Utilization
(MCU) index published by the Federal Reserve Board and considers these indexes key indicators of potential Company business environment changes. Both the ISM and the MCU began to show improvement in the summer of 2003. The Company's performance traditionally lags these key indicators by approximately 6 months. Given the recent improvement in sales and the upward trend of these indicators, we expect the improvements to continue into our 2005 fiscal year.

      Year-over-year sales increases for fiscal 2005 should start out strong in the first half of the year and then moderate in the second half, primarily because of comparisons to strong sales in the last half of fiscal 2004. We anticipate our next year sales to increase 3.5% to 6.0% and our gross profit percentage to be consistent with, or slightly better than, fiscal 2004 levels. In fiscal 2005, the gross profit margin will be dependent on certain Company initiatives in the areas of pricing and freight recovery and the continued growth of our catalog. Our ability to pass along supplier price increases to customers continues to be a difficult challenge. We anticipate that fiscal 2005 supplier rebates will be consistent with the fiscal 2004 levels as our suppliers are experiencing real cost inflation. We will strive to keep our growth in selling, distribution and administrative expenses for fiscal 2005 to one half the rate of our sales increases.

YEAR ENDED JUNE 30, 2004 VS. 2003

Net sales in 2004 were $1.52 billion or 3.6% above the prior year sales. This increase was primarily due to increased sales from our Canadian operations ($25 million or approximately 27%), the increase in our U.S. service center sales beginning in February 2004, and having one additional business day during the year. The Canadian sales increase was attributable in part (approximately 50% of the reported increase) to the impact of the strength of the Canadian currency. Also contributing to the Canadian sales increase was the inclusion of a full 12 months, versus 9 months in fiscal 2003, of our Industrial Equipment Co. Ltd.
(IECO) acquisition, as well as overall Canadian economy improvements.

      The sales product mix for the year was 84.4% industrial products and 15.6% fluid power products compared to 84.9% industrial and 15.1% fluid power in the prior year.

      Although the domestic same store sales increase of approximately .8% was only slightly above the prior year, in the second half of our fiscal year, and particularly our fourth quarter, same store domestic sales increased approximately 4.8% and 6.9% respectively. There was a net reduction of 6 facilities in the U.S., Canada and Mexico, composed of 6 new or acquired locations, 4 closed and 8 merged facilities. At June 30, 2004, the Company had a total of 434 operating facilities versus 440 at June 30, 2003. Industrial production in the United States continued to improve throughout the year. Our industry, specifically over the last 5 months of the fiscal year, began to see improvement among manufacturing customers. Should these economic trends continue, the Company anticipates our improving financial results to continue. The Company does not expect inflation or deflation to have a material impact on future revenues.

      Gross profit margin (net sales less cost of sales) improved to 26.5% from 25.9% in 2003. The impact of improved pricing initiatives, higher recovery of our shipping expenses, lower freight costs, increased margin attributable to new product and service offerings, our investment in training and systems and the growth of our catalog business contributed to this increase. These were somewhat offset by a reduction in supplier rebates in 2004 as compared to 2003. The effect of the current year LIFO layer liquidations increased gross profit by $672 thousand versus an increase of $741 thousand in fiscal 2003.

      Selling, distribution and administrative expense ("SD&A") consists of employee compensation, benefits and other expenses associated with purchasing, warehousing, supply chain management and providing marketing and distribution of the Company's products as well as costs associated with a variety of administrative functions such as legal, treasury, accounting, tax and facility related expenses. SD&A increased 2.2% compared to the prior year, but decreased slightly as a percent of sales to 23.1% from 23.4% in 2003. The increase was primarily due to the Rodamientos y Bandas de la Laguna S.A. de C.V. (Rybalsa) acquisition (see Note 2), higher associate benefit costs related to stock option expensing (see Note 1) and increased employer 401(k) plan matching due to the improved profitability compared to fiscal 2003. SD&A in fiscal 2003 also reflected gains on sales of assets of approximately $3.2 million which reduced the prior year SD&A amounts for comparative purposes. The current year increases were partially offset by a reduction in rental expenses due to the Company buyout of certain properties under lease agreement (see Note 11), and a reduction of vehicle leasing costs.

      Operating income increased to $51.4 million in 2004 from $36.3 million in 2003. As a percent of sales, operating income increased to 3.4% in 2004 from 2.5% in 2003. The $15.2 million increase in operating income was due primarily to the increase in domestic same store sales over the second half of our fiscal year, the return to profitability of our domestic fluid power businesses, the improved results from our Canadian subsidiary and the improved gross profit margin factors noted above.

      Interest expense - net for 2004 increased slightly to $5.4 million, or 2.1%, compared with the prior year primarily due to the effect of the exchange rates on our Canadian dollar denominated debt.

      The line item of Other (Income) Expense, net, represents certain non-operating items of income and expense. Current year amounts represent returns derived from investments in assets of non-qualified benefit programs offset by the changes in the fair value of the Company's cross currency swap (see Note 7).

      Income tax expense as a percentage of income before taxes was 32.3% for the year ended June 30, 2004 and 35.9% for the year ended June 30, 2003. This decrease related to the Company's recording, in the third quarter of fiscal 2004, non-recurring tax benefits from a settlement with the Internal Revenue Service (IRS) related to audits of our 1997 and 1998 tax returns and the acceptance by the IRS of tax refund claims for 1999, 2000 and 2001. We expect our overall tax rate for fiscal 2005 to be approximately 36.0% as the impact of the current year benefits will not recur.

      Net income for the fiscal year ended June 30, 2004, increased $11.6 million or approximately 59% from prior years' income. The impact of the LIFO liquidation increased net income by $420 thousand or $.02 per share compared to an increase in net income of $453 thousand or $.02 per share in fiscal 2003. Overall, net income per share increased 55% to $1.60 in 2004 from $1.03 in 2003 primarily due to the factors described above.

      The number of Company associates was 4,323 at June 30, 2004 and 4,384 at June 30, 2003.

YEAR ENDED JUNE 30, 2003 VS. 2002

Net sales in 2003 were $1.46 billion or slightly above (1%) the prior year sales. This increase was primarily due to the acquisition of IECO and having one additional business day during the year. The sales product mix for the year was 84.9% industrial products and 15.1% fluid power products compared to 85.2% industrial and 14.8% fluid power in the prior year. Same store sales were slightly above (.4%) the prior year. While there was a reduction of 25 facilities in the U.S., Canada and Mexico, these were offset by the acquisition of 16 IECO facilities in Western Canada. At June 30, 2003, the Company had a total of 440 operating facilities versus 449 at June 30, 2002.

      Despite the relatively flat sales, the Company improved its gross profit margins to 25.9% from 25.3% in 2002. Improved purchasing practices, improved pricing, training, systems and the growth of our catalog business contributed to this increase.

             Applied Industrial Technologies, Inc. and Subsidiaries

      Selling, distribution and administrative expense increased 2.4% compared to the prior year, and increased slightly as a percent of sales to 23.4% from 23.1% in 2002. The increase was primarily due to the IECO acquisition, higher compensation and benefit costs and related payroll taxes based on improved profitability. These additional costs were partially offset by approximately $3.2 million of gains on sales of unneeded real estate and a decrease in bad debt expense due to fewer customer bankruptcies during fiscal 2003.

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

      The line item of Other (Income) Expense, net, represents certain non-operating items of income and expense. During fiscal 2003, the Company recorded a charge of $2.1 million to provide for its share of net loss and other reserves associated with the Company's iSource Performance Materials LLC ("iSource") affiliate. The Company owns 49% of iSource, a certified minority-owned distributor of standard-use industrial specialty and general maintenance items requiring special shipping and handling. Offsetting the impact of this charge was the receipt of insurance proceeds of $2.1 million for the settlement of a fiscal 2000 property casualty claim.

      Income tax expense as a percentage of income before taxes was 35.9% for the year ended June 30, 2003 and 37.9% for the year ended June 30, 2002. This decrease related to a change in the tax law that reduced the Company's taxable income beginning in fiscal 2003. Specifically, the Company can now take a tax deduction for cash dividends paid on Company stock to participant 401(k) plan accounts. Another factor that contributed to the rate decrease was a reduction in effective state, local and foreign tax rates, primarily due to the implementation of various tax planning initiatives.

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

      The number of Company associates was 4,384 at June 30, 2003 and 4,508 at June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $43.1 million of cash from operating activities in 2004 and $63.9 million in 2003.

      Cash flow from operations depends primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers. The Company has continued to monitor and control its investments in inventories by taking advantage of various vendor purchasing programs and through the use of system enhancements to improve inventory tracking. The Company has continued to improve its collection of accounts receivable through improved billing systems and collection efforts. During the year ended June 30, 2004, inventories remained at prior year levels while sales and inventory turns increased. The increase in sales and overall net income were the primary factors in the operating cash generated in fiscal 2004. Other factors contributing to the operating cash flows were the annual depreciation and an increase in accrued expenses related to higher personnel costs attributed to overall company performance. Overall operating cash was reduced by the increase in our receivables balances due primarily to increased fourth quarter sales.

      Cash used by investing activities of $15.8 million for the year ended June 30, 2004 consisted primarily of property purchases of approximately $14.4 million, and the expenditure for the purchase of Rybalsa. A major component of our property and equipment purchases related to the Company exercising its option in September 2003 to purchase properties under lease for $7.5 million. Additional purchases were made to enhance our AppliedAccess(R) Web site and expand our electronic catalog content.

      For fiscal 2005, our property purchases are expected to be in the $9.0 million to $10.0 million range consisting primarily of additional computer technology and infrastructure investments. Depreciation for fiscal 2005 is expected to be in the range of $14.0 to $15.0 million.

      Cash used in financing activities was approximately $12.7 million in fiscal 2004 and $15.6 million in fiscal 2003. During fiscal 2004, the Company paid a total of $9.3 million in cash dividends to its shareholders and retired $2.9 million in debt.

      The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of June 30, 2004 (in thousands):

                                   Period Less   Period     Period      Period
                         Total      Than 1 yr    2-3 yrs.   4-5 yrs.  Over 5 yrs.
                        --------   -----------   --------   --------  -----------
Operating Leases        $ 68,124     $16,127     $20,099    $12,146     $19,752

Long-term Debt            75,000                             50,000      25,000
                        --------     -------     -------    -------     -------
Total Contractual
Cash Obligations        $143,124     $16,127     $20,099    $62,146     $44,752
                        ========     =======     =======    =======     =======

      The Company also used approximately $6.3 million to repurchase 290 thousand shares during the year for an average price of approximately $22 per share compared to $9.9 million for 581 thousand shares in fiscal 2003.

      The Board of Directors has authorized the repurchase of shares of the Company's common stock, at the Company's discretion, to fund employee benefit programs, equity award programs, and future business acquisitions. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2004, the Company has authorization to purchase an additional 841,000 shares.

      In fiscal 2004, the Company continued its practice of paying cash dividends each quarter. Due to increased profitability and cash flow, the Company raised its quarterly dividend in July 2004 approximately 17% to 14 cents per share. In earlier quarters, the Company's dividend was 12 cents per share per quarter. The amount of the dividend paid is recommended quarterly by management and approved by the Company's Board of Directors based on financial performance, cash flow and payout guidelines consistent with other industrial companies.

      Capital resources are obtained from income retained in the business, borrowings under the Company's lines of credit, revolving credit agreement and long-term debt facilities and from operating lease arrangements.

      See Note 6 to the consolidated financial statements for details regarding the outstanding debt amounts as of June 30, 2004. The average long-term borrowings in fiscal 2004 were $75.0 million compared to $76.4 million in fiscal 2003. Approximately one-third of the Company's outstanding debt has been converted from fixed rate U.S. dollar denominated debt to fixed rate Canadian dollar denominated debt through the use of a cross currency swap. As such, the consolidated interest expense is affected by changes in the exchange rates of U.S. and Canadian dollars (see Note 7). The weighted average interest rate on borrowings under our long-term debt agreements, net of the benefits from interest rate swaps, was 6.3% in 2004 and 5.9% in 2003, respectively. The increase in the weighted average interest rate was due to the effect of the exchange rates as noted above and lower benefits from interest rate swap agreements of $791 thousand in fiscal 2004 versus $880 thousand in fiscal 2003. These swaps were terminated in fiscal 2003 or prior for favorable settlements. The settlement gains are being amortized as a reduction in interest expense of approximately $790 thousand per year over the remaining life of the notes through December 2007.

      The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. At June 30, 2004, the Company has no variable rate debt or interest rate swaps outstanding. See Note 7 "Risk Management Activities" for additional discussion on the Company's derivative activities.

      The Company's working capital at June 30, 2004 was $291.7 million compared to $259.4 million at June 30, 2003. The current ratio was 2.9 and 2.8 at June 30, 2004 and 2003, respectively. The increase in working capital is due to cash generated from our operations and from the increase in receivables due to the strong fourth quarter sales.

      The Company has a five-year committed revolving credit agreement, which was entered into in November 2003 with a group of banks. This agreement provides for unsecured borrowings of up to $100.0 million. The Company had no borrowings outstanding under this facility at June 30, 2004. Unused lines under this facility,

             Applied Industrial Technologies, Inc. and Subsidiaries net of outstanding letters of credit, totaling $92.1 million are available to fund future acquisitions or other capital and operating requirements. Effective February 2004, the Company also entered into an uncommitted long-term financing shelf facility enabling the Company to borrow up to $100.0 million at its discretion with terms up to twelve years. The Company has no outstanding borrowings under this facility at June 30, 2004.

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

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, supplier rebates receivable, goodwill, other intangible assets and recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

LIFO Inventory Valuation and Methodology

U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method of accounting for domestic inventories in fiscal 1974. Approximately half of our inventory dollars relate to LIFO layers added in the 1970's which results in a $125.5 million excess of current cost over LIFO cost as reflected on our consolidated balance sheet at June 30, 2004. The Company maintains five LIFO pools based on the following product groupings: bearings, drive products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issue Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories." See Note 3 for further information regarding inventories.

Allowances for Slow-Moving and Obsolete Inventories

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. The majority of the Company's inventories are not highly susceptible to obsolescence. In addition, the Company is generally eligible for credit or return allowances under various supplier return programs. While the Company has no reason to believe its inventory return privileges and programs will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

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

Goodwill Accounting

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001. Goodwill is no longer amortized but rather is evaluated for impairment. The Company performs annual tests of impairment as of January 1 of each year or whenever conditions would indicate an evaluation should be completed. The Company utilizes discounted cash flow models and market multiples for comparable businesses to determine fair value used in the goodwill impairment evaluation. Management's estimates of fair value are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. While the Company uses available information to prepare its estimates and to perform impairment evaluations, actual results could differ significantly, resulting in future impairment and losses related to recorded goodwill balances.

Supplier Purchasing Programs

The Company enters into agreements with certain suppliers providing for inventory purchase rebates. The Company's inventory purchase rebate arrangements are unique to each supplier and are generally annual programs ending at either the Company's fiscal year end or the supplier's year end. Rebates are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually based upon actual purchases for such period. The supplier rebates are a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases.

      The Company accrues for the receipt of these inventory purchase rebates based upon actual cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases we expect to achieve during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Differences between our estimates and actual rebates received have not been material.

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

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension

             Applied Industrial Technologies, Inc. and Subsidiaries plan assets, rate of compensation increases, and health care cost trend rates. The Company evaluates these assumptions and adjusts them as necessary.

Guarantees

In December 2002, the Financial Accounting Standards Board issued Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements." FIN 45 requires the disclosure of any guarantees in place at December 31, 2002 and the recognition of a liability for any guarantees entered into or modified after that date.

      The Company is a guarantor in connection with the construction and lease of its corporate headquarters facility entered into prior to December 31, 2002 that requires disclosure under FIN 45. The Company has guaranteed repayment of a total of approximately $5.7 million of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate Applied for the full amount of the outstanding bonds through maturity.

      Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements. In the event of a default and subsequent payout under this guarantee, the Company maintains the right to pursue all legal options available to mitigate its exposure.

NEW ACCOUNTING PRONOUNCEMENTS

Effective July 1, 2003, the Company adopted for stock options the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," using the modified prospective method for the transition. Under the modified prospective method, stock based compensation cost recognized during this fiscal year is the same as that which would have been recognized had the fair value recognition provisions for stock options been applied to all awards granted after July 1, 1995. The compensation expense recorded for stock options during the year ended June 30, 2004, was $1.6 million, $1.1 million net of tax, or $.05 per share.

      In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities." The Company is a minority owner in iSource. iSource maintains assets of approximately $2.9 million at June 30, 2004. The Company's purchases currently account for more than 90% of iSource's sales and the Company is considered the primary beneficiary of iSource's operations. Accordingly, iSource's financial statements have been consolidated with the Company's beginning in July 2003 in accordance with the effective date of FIN 46. The consolidation of iSource's financial statements did not have a material impact on the Company's consolidated income or cash flow statements.

OTHER MATTERS

In November 2003, the Company acquired the stock of Rodamientos y Bandas de la Laguna S.A. de C.V. (Rybalsa), a Mexican distributor of industrial products, for approximately $2.8 million. The acquisition was paid for from existing cash balances. The results of the acquired business operations have been combined with our previous operations in Mexico, but are not considered material for the periods presented. The operating results are reported in our service center based distribution segment from the acquisition date. The business contributed $6.0 million in sales from the date of acquisition through June 30, 2004. Sales and operating results to date have met Company expectations.

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

CAUTIONARY STATEMENT

UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-look-ing, based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "expect," "believe," "intend," "will," "should," "anticipate," and similar expressions. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

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

      Important risk factors include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; reduced demand for our products in targeted markets including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in interest rates and inflation; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of products and labor; changes in operating expenses; price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer relationships and supplier authorizations; the Company's ability to realize the anticipated benefits of acquisitions and other business strategies; the incurrence of debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than the Company; risks and uncertainties associated with the Company's foreign operations, including inflation, recessions, and foreign currency exchange rates; adverse results in significant litigation matters; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods and accidents).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has evaluated its exposure to various market risk factors, including but not limited to, interest rate, foreign currency exchange and commodity price risks. The Company is primarily affected by market risk exposure through the effect of changes in interest rates. The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. The Company had no variable rate borrowings under its committed revolving credit agreement and no interest rate swap agreements outstanding at June 30, 2004. All the Company's outstanding debt is currently at fixed interest rates at June 30, 2004 and scheduled for repayment in December 2007 and beyond.

      The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company's net investment in its Canadian operations, is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged, as our Mexican activity is not material. For the year ended June 30, 2004, a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $.1 million decrease in net income. A uniform 10% weakening of the U.S. dollar would have resulted in a $.1 million increase in net income.

             Applied Industrial Technologies, Inc. and Subsidiaries

Statements of Consolidated Income

                                                                           Year Ended June 30
(In thousands, except per share amounts)                      2004               2003                2002
----------------------------------------                   -----------        -----------        -----------
NET SALES                                                  $ 1,517,004        $ 1,464,367        $ 1,446,569
COST OF SALES                                                1,114,861          1,085,072          1,080,879
                                                           -----------        -----------        -----------
                                                               402,143            379,295            365,690
SELLING, DISTRIBUTION AND ADMINISTRATIVE                       350,695            343,041            334,856
                                                           -----------        -----------        -----------
OPERATING INCOME                                                51,448             36,254             30,834
                                                           -----------        -----------        -----------
INTEREST EXPENSE                                                 5,814              5,677              7,078
INTEREST INCOME                                                   (405)              (379)              (340)
OTHER (INCOME) EXPENSE, NET                                       (432)                24                341
                                                           -----------        -----------        -----------
                                                                 4,977              5,322              7,079
                                                           -----------        -----------        -----------
INCOME BEFORE INCOME TAXES                                      46,471             30,932             23,755
                                                           -----------        -----------        -----------
INCOME TAX EXPENSE                                              15,000             11,100              9,000
                                                           -----------        -----------        -----------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE            31,471             19,832             14,755
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                                               (12,100)
                                                           -----------        -----------        -----------
NET INCOME                                                 $    31,471        $    19,832        $     2,655
                                                           ===========        ===========        ===========
NET INCOME PER SHARE - BASIC
   Before cumulative effect of accounting change           $      1.64        $      1.05        $      0.77
   Cumulative effect of accounting change                                                              (0.63)
                                                           -----------        -----------        -----------
NET INCOME PER SHARE - BASIC                               $      1.64        $      1.05        $      0.14
                                                           ===========        ===========        ===========
NET INCOME PER SHARE - DILUTED
   Before cumulative effect of accounting change           $      1.60        $      1.03        $      0.76
   Cumulative effect of accounting change                                                              (0.63)
                                                           -----------        -----------        -----------
NET INCOME PER SHARE - DILUTED                             $      1.60        $      1.03        $      0.13
                                                           ===========        ===========        ===========

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets

                                                                                              June 30
(In thousands)                                                                            2004        2003
--------------                                                                          ---------   ---------
Assets
   Current assets
    Cash and temporary investments                                                      $  69,667   $  55,079
    Accounts receivable, less allowances of $6,400 and $6,100                             190,815     173,915
    Inventories                                                                           159,594     159,798
    Other current assets                                                                   22,957      11,702
                                                                                        ---------   ---------
   Total current assets                                                                   443,033     400,494
                                                                                        ---------   ---------
   Property - at cost
    Land                                                                                   10,458      10,632
    Buildings                                                                              69,637      62,179
    Equipment                                                                              95,051      90,967
                                                                                        ---------   ---------
                                                                                          175,146     163,778
    Less accumulated depreciation                                                          98,121      85,836
                                                                                        ---------   ---------
   Property - net                                                                          77,025      77,942
                                                                                        ---------   ---------
   Goodwill - net of accumulated amortization of $13,069                                   49,852      49,687
   Other assets                                                                            26,931      25,281
                                                                                        ---------   ---------
       Total Assets                                                                     $ 596,841   $ 553,404
                                                                                        =========   =========
Liabilities
   Current liabilities
    Accounts payable                                                                    $  78,767   $  75,411
    Compensation and related benefits                                                      47,032      42,479
    Other current liabilities                                                              25,530      23,245
                                                                                        ---------   ---------
   Total current liabilities                                                              151,329     141,135
   Long-term debt                                                                          77,767      78,558
   Other liabilities                                                                       28,210      25,855
                                                                                        ---------   ---------
       Total Liabilities                                                                  257,306     245,548
                                                                                        ---------   ---------
Shareholders' Equity
   Preferred stock - no par value; 2,500 shares
    authorized; none issued or outstanding
   Common stock - no par value; 50,000 shares
    authorized; 24,096 shares issued                                                       10,000      10,000
   Additional paid-in capital                                                              90,520      84,898
   Income retained for use in the business                                                311,922     289,724
   Treasury shares - at cost (4,591 and 5,076 shares)                                     (72,870)    (78,706)
   Unearned restricted common stock compensation                                           (1,158)       (114)
   Accumulated other comprehensive income                                                   1,121       2,054
                                                                                        ---------   ---------
       Total Shareholders' Equity                                                         339,535     307,856
                                                                                        ---------   ---------
       Total Liabilities and Shareholders' Equity                                       $ 596,841   $ 553,404
                                                                                        =========   =========

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

Statements of Consolidated Cash Flows

                                                                                                   Year Ended June 30
(In thousands)                                                                                2004        2003        2002
--------------                                                                              --------    --------    --------
Cash Flows from Operating Activities
  Net income                                                                                $ 31,471    $ 19,832    $  2,655
  Adjustments to reconcile net income to cash provided
    by operating activities:
     Cumulative effect of accounting change                                                                           12,100
     Depreciation                                                                             14,390      14,458      15,294
     Deferred income taxes                                                                    (5,700)     (2,700)     (5,000)
     Amortization of restricted common stock compensation,
      stock options and other intangible assets                                                2,653       1,499       2,499
     Provision for losses on accounts receivable                                               2,525       2,510       4,488
     Loss (gain) on sale of property                                                              13      (3,249)     (1,327)
     Amortization of gain on interest rate swap terminations                                    (791)       (752)       (245)
     Treasury shares contributed to employee benefit and deferred
      compensation plans                                                                       6,497       3,156       2,977
     Changes in current assets and liabilities, net of acquisitions:
      Accounts receivable                                                                    (17,266)      8,004       7,237
      Inventories                                                                              4,795      10,436      27,020
      Other current assets                                                                   (11,064)       (659)       (688)
      Accounts payable                                                                         5,913      (4,276)      2,593
      Accrued expenses                                                                         9,652      15,661       1,518
                                                                                            --------    --------    --------
Net Cash provided by Operating Activities                                                     43,088      63,920      71,121
                                                                                            --------    --------    --------
Cash Flows from Investing Activities
  Property purchases                                                                         (14,387)    (12,794)    (10,050)
  Proceeds from property sales                                                                 1,441       7,456       3,610
  Net cash paid for acquisition of businesses, net of cash
    acquired of $815 in 2004                                                                  (1,285)    (10,255)     (2,574)
  Deposits and other                                                                          (1,589)       (689)        274
                                                                                            --------    --------    --------
Net Cash used in Investing Activities                                                        (15,820)    (16,282)     (8,740)
                                                                                            --------    --------    --------
Cash Flows from Financing Activities
  Repayments under revolving credit agreements - net                                          (2,850)                (21,350)
  Long-term debt repayments                                                                               (5,714)    (11,429)
  Proceeds from termination of swap                                                                        2,517       2,038
  Change in cash overdrafts                                                                   (2,557)      3,371      (2,173)
  Purchases of treasury shares                                                                (6,336)     (9,946)    (14,318)
  Dividends paid                                                                              (9,273)     (9,154)     (9,270)
  Exercise of stock options                                                                    8,336       3,307       3,200
                                                                                            --------    --------    --------
Net Cash used in Financing Activities                                                        (12,680)    (15,619)    (53,302)
                                                                                            --------    --------    --------
  Increase in cash and temporary investments                                                  14,588      32,019       9,079
  Cash and temporary investments at beginning of year                                         55,079      23,060      13,981
                                                                                            --------    --------    --------
Cash and Temporary Investments at End of Year                                               $ 69,667    $ 55,079    $ 23,060
                                                                                            ========    ========    ========
Supplemental Cash Flow Information
  Cash paid during the year for:
    Income taxes                                                                            $ 20,434    $ 13,204    $  8,182
    Interest                                                                                $  5,379    $  4,995    $  6,205

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

Statements of Consolidated Shareholders' Equity

                                                               For the Years Ended June 30, 2004, 2003 and 2002
                                                         ------------------------------------------------------------
                                                                                                           Unearned
                                                                                 Income                   Restricted
                                            Shares of             Additional  Retained for   Treasury       Common
                                           Common Stock   Common   Paid-in     Use in the   Shares-at        Stock
(In thousands, except per share amounts)    Outstanding    Stock   Capital      Business       Cost      Compensation
----------------------------------------   ------------  -------  ----------  ------------  ---------    ------------
Balance at July 1, 2001                       19,647     $10,000  $   84,221  $    285,661  $ (66,227)   $     (1,955)
 Net income                                                                          2,655
 Minimum pension liability
 Unrealized gain on cross currency swap
 Foreign currency translation adjustment
   Total comprehensive income
 Cash dividends - $.48 per share                                                    (9,270)
 Purchases of common stock for treasury         (817)                                         (14,318)
 Treasury shares issued for:
  Retirement Savings Plan contributions          148                     434                    2,243
  Exercise of stock options                      226                    (183)                   3,383
  Deferred compensation plans                     14                      52                      248
 Forfeiture of restricted common stock
  compensation                                   (15)                    (76)                    (229)            305
 Amortization of restricted
  common stock compensation                                             (169)                                     818
 Other                                                                   238
                                              ------     -------  ----------  ------------  ---------    ------------
Balance at June 30, 2002                      19,203      10,000      84,517       279,046    (74,900)           (832)
 Net income                                                                         19,832
 Unrealized loss on cross currency swap
 Foreign currency translation adjustment
   Total comprehensive income
 Cash dividends - $.48 per share                                                    (9,154)
 Purchases of common stock for treasury         (581)                                          (9,946)
 Treasury shares issued for:
  Retirement Savings Plan contributions          164                     348                    2,505
  Exercise of stock options                      217                     (63)                   3,370
  Deferred compensation plans                     17                      38                      265
 Amortization of restricted
  common stock compensation                                               30                                      718
 Other                                                                    28
                                              ------     -------  ----------  ------------  ---------    ------------
Balance at June 30, 2003                      19,020      10,000      84,898       289,724    (78,706)           (114)
 Net income                                                                         31,471
 Unrealized loss on cross currency swap
 Foreign currency translation adjustment
   Total comprehensive income
 Cash dividends - $.48 per share                                                    (9,273)
 Purchases of common stock for treasury         (290)                                          (6,336)
 Treasury shares issued for:
  Retirement Savings Plan contributions          229                   1,713                    3,609
  Exercise of stock options                      438                   1,497                    6,839
  Deferred compensation plans                     51                     344                      831
  Restricted common stock awards                  57                     392                      893          (1,285)
 Compensation expense - stock options                                  1,586
 Amortization of restricted
  common stock compensation                                                9                                      241
 Other                                                                    81
                                              ------     -------  ----------  ------------  ---------    ------------
Balance at June 30, 2004                      19,505     $10,000  $   90,520  $    311,922  $ (72,870)   $     (1,158)
                                              ======     =======  ==========  ============  =========    ============

                                           For the Years Ended June 30, 2004, 2003 and 2002
                                           -------------------------------------------------
                                            Accumulated
                                               Other                             Total
                                           Comprehensive                     Shareholders'
(In thousands, except per share amounts)   Income (loss)                        Equity
----------------------------------------   -------------                     -------------
Balance at July 1, 2001                    $        (182)                    $     311,518
 Net income                                                                          2,655
 Minimum pension liability                           285                               285
 Unrealized gain on cross currency swap              297                               297
 Foreign currency translation adjustment             (84)                              (84)
                                                                             -------------
   Total comprehensive income                                                        3,153
                                                                             -------------
 Cash dividends - $.48 per share                                                    (9,270)
 Purchases of common stock for treasury                                            (14,318)
 Treasury shares issued for:
  Retirement Savings Plan contributions                                              2,677
  Exercise of stock options                                                          3,200
  Deferred compensation plans                                                          300
 Forfeiture of restricted common stock
  compensation
 Amortization of restricted
  common stock compensation                                                            649
 Other                                                                                 238
                                           --------------                    -------------
Balance at June 30, 2002                             316                           298,147
 Net income                                                                         19,832
 Unrealized loss on cross currency swap           (1,019)                           (1,019)
 Foreign currency translation adjustment           2,757                             2,757
                                                                             -------------
   Total comprehensive income                                                       21,570
                                                                             -------------
 Cash dividends - $.48 per share                                                    (9,154)
 Purchases of common stock for treasury                                             (9,946)
 Treasury shares issued for:
  Retirement Savings Plan contributions                                              2,853
  Exercise of stock options                                                          3,307
  Deferred compensation plans                                                          303
 Amortization of restricted
  common stock compensation                                                            748
 Other                                                                                  28
                                           --------------                    -------------
Balance at June 30, 2003                           2,054                           307,856
 Net income                                                                         31,471
 Unrealized loss on cross currency swap             (701)                             (701)
 Foreign currency translation adjustment            (232)                             (232)
                                                                             -------------
   Total comprehensive income                                                       30,538
                                                                             -------------
 Cash dividends - $.48 per share                                                    (9,273)
 Purchases of common stock for treasury                                             (6,336)
 Treasury shares issued for:
  Retirement Savings Plan contributions                                              5,322
  Exercise of stock options                                                          8,336
  Deferred compensation plans                                                        1,175
  Restricted common stock awards
 Compensation expense - stock options                                                1,586
 Amortization of restricted
  common stock compensation                                                            250
 Other                                                                                  81
                                           -------------                     -------------
Balance at June 30, 2004                   $       1,121                     $     339,535
                                           =============                     =============

See notes to consolidated financial statements.

             Applied Industrial Technologies, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended June 30, 2004, 2003 and 2002

(Dollar amounts in thousands, except per share amounts)

NOTE_1: BUSINESS AND ACCOUNTING POLICIES

Business

The Company is one of North America's leading distributors of industrial and fluid power products and systems. Industrial products include bearings and seals, linear motion products, power transmission products, industrial rubber products, general maintenance and safety products and tools. Fluid power includes hydraulic, pneumatic, lubrication and filtration components and systems. The Company also provides mechanical, rubber shop and fluid power services. The Company offers technical application support for these products and provides creative solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.

Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. The Company is considered the primary beneficiary for iSource Performance Materials, LLC (iSource) and includes their accounts in the consolidated financial statements. All significant intercompany transactions and balances have been eliminated in consolidation. The financial statements of the Company's Canadian subsidiaries are included in the consolidated financial statements based upon their fiscal year ended May 31. Certain reclassifications have been made to prior year amounts to be consistant with the presentation in the current year.

Foreign Currency

The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at the exchange rates as of year-end, while income statement amounts are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses included in the statements of consolidated income were not material.

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

Cash and Temporary Investments

The Company considers all temporary investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash overdrafts of $8,070 at June 30, 2004 and $10,627 at June 30, 2003 are classified as a current liability in accounts payable.

Goodwill

Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SPAS") 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer amortized, but is tested for impairment upon adoption and at least annually thereafter. The Company has established January 1 as its annual impairment testing date. The results of the Company's January 1, 2004 testing indicated no impairment. For purposes of completing impairment testing upon adoption of SFAS 142 at July 1, 2001, the Company determined the fair value of its reporting units utilizing discounted cash flow models and market multiples for comparable businesses. The Company compared the fair value of each of its reporting units to its carrying value. This evaluation indicated that goodwill associated with its fluid power business was impaired. This impairment was primarily attributed to a downturn in the industrial economy in the years following the Company's fluid power business acquisitions. A non-cash charge totaling $17,600, $12,100 after tax, was recorded as the cumulative effect of a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business.

Inventories

U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method of accounting for domestic inventories in fiscal 1974. At June 30, 2004, approximately half of our inventory dollars relate to LIFO layers added in the 1970's. The Company maintains five LIFO pools based on the following product groupings: bearings, drive products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issue Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories." See Note 3 for further information regarding inventories.

Property and Depreciation

Property and equipment are initially stated at cost. Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets. Buildings and related improvements are depreciated over 10 to 30 years and equipment over 3 to 8 years. The carrying values of long-lived assets, including property and equipment, are reviewed for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows.

Estimated Liability for Self-Insurance

The Company maintains business insurance programs with significant self-insured retention, which covers workers' compensation, business automobile and general products liability claims. The Company accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims and claims development. The reserve is based on historical experience and other assumptions. The Company utilizes independent actuarial firms to assist in determining the adequacy of these reserves.

Revenue Recognition

Sales are recognized when products are shipped or delivered to a customer which occurs when title is transferred to the customer. Products are billed at agreed upon prices. The Company's experience is that collection of receivables recorded for all sales is reasonably assured.

Shipping and Handling

The Company recognizes shipping and handling fees billed when products are shipped or delivered to a customer, and includes such amounts in net sales. Third party freight payments are recorded in cost of sales in the accompanying statements of consolidated income.

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

Net Income Per Share

The following is a computation of the basic and diluted earnings per share:

                                                      Year Ended June 30
                                                   2004         2003      2002
                                                -----------   -------   --------
Net Income
Income before cumulative effect of
 accounting change                              $    31,471   $19,832   $ 14,755
Cumulative effect of accounting change                                   (12,100)
                                                -----------   -------   --------
Net Income                                      $    31,471   $19,832   $  2,655
                                                ===========   =======   ========
Average Shares Outstanding

Weighted average common shares outstanding
 for basic computation                               19,238    18,908     19,079
Dilutive effect of stock based options and
 awards                                                 453       314        338
                                                -----------   -------   --------
Weighted average common shares outstanding
 for dilutive computation                            19,691    19,222     19,417
                                                ===========   =======   ========
Net Income Per Share - Basic
Before cumulative effect of accounting change   $      1.64   $  1.05   $   0.77
Cumulative effect of accounting change                                     (0.63)
                                                -----------   -------   --------
Net Income Per Share - Basic                    $      1.64   $  1.05   $   0.14
                                                ===========   =======   ========
Net Income Per Share - Diluted
Before cumulative effect of accounting change   $      1.60   $  1.03   $   0.76
Cumulative effect of accounting change                                     (0.63)
                                                -----------   -------   --------
Net Income Per Share - Diluted                  $      1.60   $  1.03   $   0.13
                                                ===========   =======   ========

Stock Based Compensation

At June 30, 2004, the Company had outstanding stock options and other stock-based awards (see Note 9). Effective July 1, 2003, the Company adopted for stock options the fair value recognition provisions of SEAS 123, "Accounting for Stock-Based Compensation" as amended by SPAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," using the modified prospective method for the transition. Under the modified prospective method, stock-based compensation cost recognized during this fiscal year for stock options is the same as that which would

             Applied Industrial Technologies, Inc. and Subsidiaries have been recognized had the fair value recognition provisions been applied to all stock option awards granted after July 1, 1995. Results for prior years have not been restated. The compensation expense for stock options recorded during the year ended June 30, 2004 was $1,586, $1,074 net of tax, or $0.05 per share. The Company also records expense for other stock-based compensation, including restricted stock awards, ratably over the vesting period based upon the aggregate fair market value at the date of grant. The following table discloses the compensation expense and net income as if the fair value based method had been applied for stock options in each period:

                                                             Year Ended June 30
                                                       2004         2003         2002
                                                    ----------   ----------   ----------
Net income, as reported                             $   31,471   $   19,832   $    2,655
PLUS: Stock option compensation expense included
in reported net income, net of tax                       1,074

Restricted stock compensation expense
included in reported net income, net of tax                163          460          508

LESS: Total stock-based employee compensation
expense determined under fair value based method,
net of tax                                              (1,237)      (1,710)      (1,829)
                                                    ----------   ----------   ----------
Pro forma net income                                $   31,471   $   18,582   $    1,334
                                                    ==========   ==========   ==========
Earnings per share:
   Basic - as reported                              $     1.64   $     1.05   $      .14
                                                    ==========   ==========   ==========
   Basic - pro forma                                $     1.64   $      .98   $      .07
                                                    ==========   ==========   ==========
   Diluted - as reported                            $     1.60   $     1.03   $      .13
                                                    ==========   ==========   ==========
   Diluted - pro forma                              $     1.60   $      .97   $      .07
                                                    ==========   ==========   ==========

      Compensation expense for stock options has been determined using the Black Scholes option pricing model. The weighted average assumptions used for stock option grants issued in 2004, 2003 and 2002 are:

                             2004         2003         2002
                           ---------    ---------    ---------
Expected life              7.3 YEARS    7.0 years    7.0 years
Risk free interest rate          3.8%         3.9%         4.9%
Dividend yield                   2.9%         3.0%         3.0%
Volatility                      31.7%        30.9%        29.1%

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Financial Interpretations No. (FIN) 46, "Consolidation of Variable Interest Entities," which the Company adopted as of July 1, 2003. The Company is a minority owner in iSource. iSource has assets of $2,900 and accounts payable of $2,400 at June 30, 2004. In December 2003, the Company paid iSource's outstanding amount of bank debt of $2,990 and assumed the bank's rights under the loan agreement. The Company's purchases currently account for more than 90% of iSource's sales and the Company is considered the primary beneficiary of iSource's operations. In accordance with FIN 46, iSource's financial statements were consolidated with the Company's beginning in July 2003. This consolidation did not have a significant impact on consolidated income or cash flow statements.

      During December 2003, the Financial Accounting Standards Board issued a revision to SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of SFAS 87, 88, and 106," which expands the disclosure requirements regarding plan assets, benefit costs and benefit obligations for the Company's benefit and pension plans. Provisions relating to the annual financial statement disclosures are effective for the fiscal year ending June 30, 2004 (see Note 10).

NOTE_2: BUSINESS COMBINATIONS

In November 2003, the Company acquired the stock of a Mexican distributor of industrial products for approximately $2,800. The results of the acquired operations are included in our service center based distribution segment from the acquisition date. Other intangibles of $880, consisting of customer relationships and non-competition agreements, were recognized in connection with this combination and will be amortized over periods of seven to ten years.

      During the year ended June 30, 2003, the Company acquired assets from a Canadian distributor of industrial products for approximately $11,500. The results of the acquired business operations are included in our service center based distribution segment. Goodwill of $2,486 and other intangible assets of $1,977, consisting of customer relation-ships, trademark, exclusive supplier distribution agreements and a non-competition agreement, were recognized in connection with this combination. The other intangible assets are being amortized over periods of one to fifteen years.

      For the acquisitions made during the years ended June 30, 2004 and 2003, the fair values of the acquired assets and liabilities assumed at the dates of acquisition are as follows:

                                    2004        2003
                                  --------    --------
Cash                              $    815
Accounts receivable                  2,159    $  2,600
Inventory                            1,815       4,200
Other current assets                   212
Property                               201         700
Other assets                             2         237
Goodwill                               162       2,486
Other intangibles                      880       1,977
                                  --------    --------
Total assets acquired                6,246      12,200
Current liabilities                 (3,446)       (700)
                                  --------    --------
Net assets acquired               $  2,800    $ 11,500
                                  ========    ========

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

NOTE_3: INVENTORIES

Inventories consist of the following:

                                                                                  June 30
                                                                          2004                 2003
                                                                     ----------------------------------
U.S. inventories at current cost                                     $     253,881        $     248,147
Foreign inventories at average cost                                         31,226               26,228
                                                                     -------------        -------------
                                                                           285,107              274,375
Less: Excess of current cost over LIFO cost for U.S. inventories           125,513              114,577
                                                                     -------------        -------------
Inventories on consolidated balance sheet                            $     159,594        $     159,798
                                                                     =============        =============

Reductions in inventories during the fiscal years ended June 30, 2004, 2003 and 2002 resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2004, 2003 and 2002 increased gross profit by $672, $741 and $915, net income by $420, $453 and $546 and net income per share by $.02, $.02 and $.03 respectively.

NOTE_4: GOODWILL & OTHER INTANGIBLES

The changes in the carrying amount of goodwill for the years ended June 30, 2004 and 2003, are as follows:

                                      Service Center Based
                                      Distribution Segment
                                      --------------------
Balance at July 1, 2002                   $   46,410
Goodwill of acquired businesses                2,486
Currency translation adjustment                  791
                                          ----------
Balance at June 30, 2003                      49,687
Goodwill of acquired businesses                  162
Currency translation adjustment                    3
                                          ----------
Balance at June 30, 2004                  $   49,852
                                          ==========

             Applied Industrial Technologies, Inc. and Subsidiaries

The Company's intangible assets resulting from business combinations are amortized over their estimated useful lives and consist of the following:

                                                          June 30, 2004                               June 30, 2003
                                           ------------------------------------------   ------------------------------------------
                                                          Accumulated        Net                        Accumulated       Net
                                            Amount (a)   Amortization     Book Value      Amount (a)   Amortization    Book Value
----------------------------------------------------------------------------------------------------------------------------------
Non-competition agreements                 $      9,315   $      8,349   $        966   $      9,124   $      7,704   $      1,420
Customer relationships                            2,290            215          2,075          1,534             68          1,466
Exclusive supplier  distribution
   agreements                                       549             61            488            548             24            524
Trademarks                                           73             73                            73             49             24
                                           ------------   ------------   ------------   ------------   ------------   ------------
                                           $     12,227   $      8,698   $      3,529   $     11,279   $      7,845   $      3,434
                                           ============   ============   ============   ============   ============   ============

(a) Amounts include the impact of foreign currency translation.

For the year ended June 30, 2004, the Company recorded intangible assets of $100 for non-competition agreements and $780 for customer relationships in connection with the acquisition of a Mexican distributor of industrial products (see Note
2). These intangibles are being amortized over 7 to 10 years, respectively.

      Amortization expense for other intangible assets totaled $826 in 2004, $781 in 2003 and $1,651 in 2002. Estimated amortization of other intangible assets at June 30, 2004 is expected to be $621 for 2005; $412 for 2006; $324 for 2007; $291 for 2008; $278 for 2009 and $1,603 after 2009.

NOTE_5: OTHER BALANCE SHEET INFORMATION

Other assets consist of the following:

                                                    June 30
                                             2004             2003
                                          ---------------------------
Deferred tax assets - non-current          $  12,294      $    12,450
Deposits and investments                       4,454            4,459
Other intangibles                              3,529            3,434
Other                                          6,654            4,938
                                           ---------      -----------
Total                                      $  26,931      $    25,281
                                           =========      ===========

The fair values of deposits and investments approximates their carrying values.

Other current liabilities consist of the following:

                                                    June 30
                                              2004           2003
                                           --------------------------
Accrued income and other taxes             $   8,725      $    10,349
Accrued self insurance liabilities             4,458            4,760
Deferred lease liabilities                     4,247            4,557
Currency swap liabilities                      3,024
Other                                          5,076            3,579
                                           ---------      -----------
Total                                      $  25,530      $    23,245
                                           =========      ===========

NOTE_6: DEBT

During February, 2004, the Company entered into an agreement with Prudential Insurance Company, expiring in February 2007, for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing at the Company's sole discretion with terms of up to twelve years. At June 30, 2004, there was no borrowing under this agreement.

      In November 2003, the Company replaced its existing revolving credit facility with a five year committed revolving credit facility with a group of banks. This agreement provides for unsecured borrowings of up to $100,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. The Company had no borrowings outstanding under this facility at June 30, 2004. Fees on this facility range from .15% to ..30% per year on the average amount of the total revolving credit commitments during the year. Unused lines under this facility, net of outstanding letters of credit, totaled $92,114 and are available to fund future acquisitions or other capital and operating requirements.

      Long-term debt consists of:

                                                                              June 30
                                                                          2004      2003
                                                                         -----------------
7.98% Private  placement debt, due at maturity in November 2010          $25,000   $25,000
6.6% Senior $50,000 unsecured term notes, due at maturity in
  December 2007, including effects of interest rate swaps (see Note 7)    52,767    53,558
                                                                         -------   -------
Total                                                                    $77,767   $78,558
                                                                         =======   =======

The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2004, the most restrictive of these covenants required that the Company have consolidated income before interest and taxes at least equal to 300% of net interest expense. At June 30, 2004, the Company was in compliance with all covenants. Based upon current market rates for debt of similar maturities, the Company estimates that the fair value of its debt is greater than its carrying value at June 30, 2004 by approximately $672.

      The aggregate annual maturities of long-term debt over the next five years include $50,000 in fiscal 2008 and $25,000 in fiscal 2011.

NOTE_7: RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's written policy. These transactions are accounted for in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company does not hold or issue derivative financial instruments for trading purposes.

      During fiscal 2002 the Company entered into two interest rate swap agreements with two domestic banks which effectively converted the fixed interest rate on the 6.6% senior unsecured term notes to a floating variable rate based on LIBOR. In October 2001 and August 2002, the Company terminated the swap agreements for favorable settlements of $2,000 and $2,500, respectively. These settlement gains are being amortized as a reduction in interest expense of approximately $790 per year over the remaining life of the notes through December 2007. The effect of the swap agreements was to decrease interest expense by $791 in 2004, $880 in 2003 and $1,390 in 2002.

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

      The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was a liability of $2,419 and $999 at June 30, 2004 and 2003, respectively, which were recorded in current liabilities and the related unrealized loss is recorded in accumulated other comprehensive income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was a liability of $605 and $250 at June 30, 2004 and 2003, respectively. Changes in the fair value of this derivative instrument are recorded in earnings as a component of other (income) expense, net.

NOTE_8: INCOME TAXES

Provision

The provision (benefit) for income taxes consists of:

                       Year Ended June 30
                   2004        2003        2002
                 --------------------------------
Current
   Federal       $ 17,500    $ 12,300    $ 12,350
   State            2,800       1,300       1,450
   Foreign            400         200         200
                 --------    --------    --------
Total current      20,700      13,800      14,000
                 --------    --------    --------
Deferred
   Federal         (5,900)     (2,200)     (4,500)
   State             (600)       (500)       (600)
   Foreign            800                     100
                 --------    --------    --------
Total deferred     (5,700)     (2,700)     (5,000)
                 --------    --------    --------
Total            $ 15,000    $ 11,100    $  9,000
                 ========    ========    ========

The exercise of non-qualified stock options during fiscal 2004, 2003 and 2002 resulted in $1,353, $466 and $605, respectively, of income tax benefits to the Company derived from the difference between the market price at the date

             Applied Industrial Technologies, Inc. and Subsidiaries of exercise and the option price. Accelerated vesting of restricted stock in fiscal 2003 resulted in $30 of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.

Effective Tax Rates

The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

                                            Year Ended June 30
                                       2004         2003        2002
                                      --------------------------------
Statutory tax rate                      35.0%        35.0%        35.0%
Effects of:
   State and local income taxes          3.1          1.3          2.4
   Foreign income taxes                 (1.4)        (1.4)         (.1)
   Non-deductible expenses                .1          1.4          1.4
   Deductible dividend                   (.6)        (2.2)
   Income tax examinations              (2.8)         2.2           .8
   Other, net                           (1.1)         (.4)        (1.6)
                                      ------      -------      -------
Effective tax rate                      32.3%        35.9%        37.9%
                                      ======      =======      =======

Balance Sheet

The significant components of the Company's deferred tax assets (liabilities) are as follows:

                                                          June 30
                                                      2004        2003
                                                    --------------------
Inventories                                         $ (7,338)   $ (8,972)
Depreciation and differences in property bases        (5,691)     (6,240)
Compensation liabilities not currently deductible     13,983      11,705
Reserves not currently deductible                      9,543       8,254
Goodwill                                               5,568       6,366
Canadian net operating loss carry forwards,
   expiring 2010 and 2009                                649       1,476
State and other net operating loss carry forwards        697         796
Other                                                  1,641         939
                                                    --------    --------
Net deferred tax asset                              $ 19,052    $ 14,324
                                                    ========    ========

NOTE_9: SHAREHOLDERS' EQUITY

Stock Incentive Plans

The 1997 Long-Term Performance Plan (the "1997 Plan") provides for granting of stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors may determine. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2004 and 2003 were 168,000 and 142,000, respectively.

      Under the 1997 Plan, the Company has awarded restricted stock and/or stock options to officers, other key associates and members of the Board of Directors. Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards generally vest 25% each year. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period or until such time as acceleration of vesting takes place.

      At June 30, 2004, the Company had outstanding stock options granted under the 1997 Plan. In general, the stock options vest over a period of 4 years and expire after 10 years. Effective July 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensations" as amended by SFAS 148, "Accounting for Stock-Based Compensation and Disclosure" using the modified prospective method for transition (see Note
1). Prior to fiscal 2004, the Company accounted for stock options under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees."

Information regarding these option plans is as follows:

                                            2004                 2003                 2002
                                      ------------------------------------------------------------
                                               Weighted-            Weighted-            Weighted-
                                                 Average             Average              Average
                                                Exercise             Exercise            Exercise
 (Share amounts in thousands)         Shares      Price    Shares     Price     Shares    Price
------------------------------        ------------------------------------------------------------
Outstanding, beginning of year         2,474   $   16.89    2,199   $   16.80    2,124   $   16.10
Granted                                  320       21.76      522       15.67      401       17.86
Exercised                               (436)      16.00     (219)      13.01     (226)      11.57
Expired/canceled                         (23)      18.53      (28)      17.94     (100)      17.82
                                      ------------------------------------------------------------
Outstanding June 30                    2,335       17.70    2,474       16.89    2,199       16.80
                                      ============================================================
Options exercisable June 30            1,519   $   17.41    1,460   $   16.92    1,322   $   16.25

Weighted-average fair value
  of options granted
  during the year                              $    6.21            $    4.26            $    4.65

The following table summarizes information about stock options outstanding at June 30, 2004:

                          Options Outstanding             Options Exercisable
                  -----------------------------------   -----------------------
                                Weighted-
                                Average     Weighted-                 Weighted-
                                Remaining    Average                   Average
   Ranges of        Number      Life (in     Exercise     Number       Exercise
Exercise Prices   Outstanding    years)       Price     Exercisable     Price
-------------------------------------------------------------------------------
  $13 - $17          1,060         5.8      $ 15.55        727        $   15.48
   17 -  21            929         5.4        18.48        717            18.52
   21 -  25            315         9.2        21.77         44            24.52
   25 -  29             31         3.5        26.93         31            26.93
-------------------------------------------------------------------------------
Total                2,335                               1,519
===============================================================================

At June 30, 2004, exercise prices for outstanding options ranged from $13.16 to $27.03 per share.

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

Treasury Shares

At June 30, 2004, 596,000 shares of the Company's common stock held as treasury shares are restricted as collateral under escrow arrangements relating to certain change in control and director and officer indemnification agreements.

NOTE_10: BENEFIT PLANS

Retirement Savings Plan

Substantially all associates of the Company's U.S. subsidiaries participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's domestic income before income taxes and before the amount of the contribution (5% for 2004, 2003, and 2002). The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50 percent of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving certain quarterly earnings per share levels (ranging from 25% to 100% of the first 6% of compensation contributed to the plan).

      The Company's expense for contributions to the above plan was $6,808, $3,990, and $2,841 for the years ended June 30, 2004, 2003, and 2002, respectively.

             Applied Industrial Technologies, Inc. and Subsidiaries

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

Postemployment Benefit Plans

The Company provides the following postemployment benefits:

      Supplemental Executive Retirement Benefit Plan

      The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation. The plan specifies minimum annual retirement benefits for certain participants.

      Qualified Defined Benefit Retirement Plan

      The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly employees at retirement. The benefits are based on length of service and date of retirement.

      Salary Continuation Benefits

      The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was 5.5% at June 30, 2004 and 2003.

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

The changes in benefit obligations, plan assets and funded status for the plans described above were as follows:

                                                      Pension Benefits            Other Benefits
                                                   ----------------------      --------------------
                                                     2004          2003         2004          2003
                                                   ------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of the year        $ 20,830      $ 18,514      $ 5,225      $ 4,244
Service cost                                          1,051           712           57           63
Interest cost                                         1,250         1,123          304          287
Plan participants' contributions                                                    21           16
Benefits paid                                        (2,446)       (1,996)        (255)        (244)
Amendments                                            2,036           148
Actuarial (gain) loss during year                     2,919         2,329         (341)         859
                                                   ------------------------------------------------
Benefit obligation at June 30                      $ 25,640      $ 20,830      $ 5,011      $ 5,225
                                                   ================================================
Change in plan assets:
Fair value of plan assets at beginning of year     $  3,985      $  3,261
Actual return on plan assets                            581           113
Employer contribution                                 2,352         2,607      $   234      $   228
Plan participants' contributions                                                    21           16
Benefits paid                                        (2,446)       (1,996)        (255)        (244)
                                                   ------------------------------------------------
Fair value of plan assets at June 30               $  4,472      $  3,985      $     0      $     0
                                                   ================================================
Reconciliation of funded status:
Funded status                                      $(21,168)     $(16,845)     $(5,011)     $(5,225)
Unrecognized net loss                                 7,102         4,669          316          676
Unrecognized prior service cost                       4,965         3,519          195          244
                                                   ------------------------------------------------
Accrued benefit cost at June 30                    $ (9,101)     $ (8,657)     $(4,500)     $(4,305)
                                                   ================================================

The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

                                       Pension Benefits      Other Benefits
                                       ----------------      --------------
                                       2004        2003      2004       2003
                                       -------------------------------------
Discount rate                           6.0%        6.0%      6.0%       6.0%
Expected return on plan assets          8.0%        8.0%      N/A        N/A
Rate of compensation increase           5.5%        5.5%      N/A        N/A

The amounts recognized on the balance sheet at June 30 were as follows:

                                       Pension Benefits       Other Benefits
                                     --------------------  --------------------
                                        2004       2003       2004       2003
                                     ------------------------------------------
Prepaid benefit cost                 $  1,949   $  2,027
Accrued benefit liability             (14,631)   (13,327)  $ (4,500)  $ (4,305)
Intangible asset                        3,581      2,643
                                     -----------------------------------------
Net amount recognized                $ (9,101)  $ (8,657)  $ (4,500)  $ (4,305)
                                     =========================================

The accumulated benefit obligations were approximately $18,568 and $17,060 at June 30, 2004 and 2003, respectively.

The following table provides information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets:

                                                   Pension Benefits
                                                  ------------------
                                                    2004      2003
                                                  ------------------
Projected benefit obligations                     $ 21,704  $ 17,098
Accumulated benefit obligations                     14,632    13,327
Fair value of plan assets at end of year                 0         0

The net periodic pension costs are as follows:

                                                  Pension Benefits                  Other Benefits
                                         ---------------------------------      ------------------------
                                           2004         2003         2002       2004      2003     2002
                                         ---------------------------------------------------------------
Service cost                             $ 1,051      $   712      $   628      $  57    $  63     $  57
Interest cost                              1,250        1,123        1,732        304      287       306
Expected return on plan assets              (315)        (258)        (172)
Recognized net actuarial (gain) loss         220           74          157         19       (6)       13
Amortization of prior service cost           590          475          458         49       49        29
                                         ---------------------------------------------------------------
Net periodic pension cost                $ 2,796      $ 2,126      $ 2,803      $ 429    $ 393     $ 405
                                         ===============================================================

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions were 10% as of June 30, 2004 and 11% as of 2003 decreasing to 5% by 2010. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2004 and for the year then ended:

                                                     One-Percentage     One-Percentage
                                                     Point Increase     Point Decrease
                                                     --------------     --------------
Effect on total service and interest cost
  components of periodic expense                        $   51             $   (42)
Effect on post-retirement benefit obligation            $  608             $  (507)

Obligations and Funded Status Plan Assets

Applied Industrial Technologies, Inc.'s Qualified Defined Benefit Retirement Plan weighted-average asset allocation at fiscal year end 2004 and 2003, and target allocation for 2005 are as follows:

                                         Percentage of Pension Plan
                                         Assets At Fiscal Year End
                              Target     --------------------------
                            Allocation      2004          2003
                            ---------------------------------------
Asset Category:
  Equity Securities             60%          62%           57%
  Debt Securities               32           31            33
  Other                          8            7            10
                               ---          ---           ---
    Total                      100%         100%          100%
                               ===          ===           ===

Equity securities do not include any Applied Industrial Technologies, Inc. common stock at June 30, 2004 or 2003.

             Applied Industrial Technologies, Inc. and Subsidiaries

      The Company has established an investment policy and regularly monitors the performance of the assets of the trust maintained in conjunction with the Qualified Defined Benefit Retirement Plan. The strategy implemented by the trustee of the Qualified Defined Benefit Retirement Plan is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives are to provide for a reasonable amount of long-term capital, without undue exposure to risk; to protect the Qualified Defined Benefit Retirement Plan assets from erosion of purchasing power; and to provide investment results that meet or exceed the actuarially assumed long-term rate of return. The expected long-term rate of return on assets assumption was developed by considering the historical returns and the future expectations for returns of each asset class as well as the target asset allocation of the pension portfolio.

Cash Flows

      Employer Contributions

      The Company expects to contribute $1,100 to its pension benefit plans and $300 to its other benefit plans in 2005.

      Estimated Future Benefit Payments

      The Company expects to make the following benefit payments, which reflect expected future service:

During Fiscal Years           Pension Benefits    Other Benefits
-------------------           ----------------    --------------
      2005                        $ 1,200            $  300
      2006                          4,800               300
      2007                          1,100               400
      2008                          1,100               400
      2009                          1,200               400
      2010 through 2014            16,700             1,800

NOTE_11: COMMITMENTS, LEASE OBLIGATIONS AND RENT EXPENSES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases are $16,127 in 2005; $11,120 in 2006; $8,979 in 2007; $6,845 in 2008; $5,301 in 2009 and
$19,752 after 2009.

      Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment was $26,938 in 2004, $30,067 in 2003, and $27,922 in 2002.

      The Company had outstanding letters of credit of $7,886 at June 30, 2004. These letters of credit secure certain insurance obligations.

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

      The Company had a construction and lease facility under which a distribution center and three service centers were constructed by the lessor and leased to the Company under operating lease arrangements. At the end of the lease term in September 2003, the Company purchased the properties for $7,500. The residual value guarantee provisions of this lease arrangement expired with the purchase of the properties.

      In December 2003, the Company paid the $2,990 outstanding balance of bank debt for iSource and assumed the bank's rights under the loan agreement. Prior to assuming the loan, the Company had guaranteed the bank debt of iSource.

      In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

NOTE_12: SEGMENT INFORMATION

The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The "Other" column consists of the aggregation of all other non-service center based distribution operations that sell directly to customers, including fluid power.

      The accounting policies of the Company's reportable segment and its other businesses are the same as those described in Note 1. Certain reclassifications have been made to prior year amounts to be consistent with the presentation in the current year. Sales between the service center based distribution segment and the other businesses are not significant. Operating results are in the United States, Canada, Mexico and Puerto Rico. Operations in Canada, Mexico and Puerto Rico represent 9.2% of the total net sales of Applied, and therefore, are not presented separately. In addition, approximately 30% of these operations' net sales are included in the "Other" column relating to the fluid power business. The long-lived assets located outside of the United States are not material.

Segment Financial Information:

                                  Service Center
                                Based Distribution     Other          Total
                                ----------------------------------------------
YEAR ENDED JUNE 30, 2004
Net sales                           $1,419,386        $ 97,618      $1,517,004
Operating income                        55,737           4,127          59,864
Assets used in the business            572,617          24,224         596,841
Depreciation                            13,713             677          14,390
Capital expenditures                    14,102             285          14,387
                                ----------------------------------------------
Year Ended June 30, 2003
Net sales                           $1,373,961        $ 90,406      $1,464,367
Operating income (loss)                 43,358            (420)         42,938
Assets used in the business            530,540          22,864         553,404
Depreciation                            13,693             765          14,458
Capital expenditures                    12,273             521          12,794
                                ----------------------------------------------
Year Ended June 30, 2002
Net sales                           $1,354,793        $ 91,776      $1,446,569
Operating income (loss)                 29,015          (2,049)         26,966
Assets used in the business            507,467          27,099         534,566
Depreciation                            14,749             545          15,294
Capital expenditures                     9,773             277          10,050
                                -----------------------------------------------

A reconciliation from the segment operating profit to the consolidated balance is as follows:

                                                           Year Ended June 30
                                                    2004          2003          2002
                                                  ------------------------------------
Operating income for reportable segment           $ 55,737      $ 43,358      $ 29,015
Other operating income (loss)                        4,127          (420)       (2,049)
Adjustments for:
  Goodwill and other intangibles amortization         (826)         (781)       (1,651)
  Corporate and other income (expense), net (a)     (7,590)       (5,903)        5,519
                                                  ------------------------------------
Total operating income                              51,448        36,254        30,834
Interest expense, net                                5,409         5,298         6,738
Other (income) expense, net                           (432)           24           341
                                                  ------------------------------------
Income before income taxes                        $ 46,471      $ 30,932      $ 23,755
                                                  ====================================

(a) The change in corporate and other income (expense), net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

                               Year Ended June 30
                       2004          2003            2002
                    ----------------------------------------
Industrial          $1,281,037     $1,243,377     $1,232,388
Fluid power (b)        235,967        220,990        214,181
                    ----------------------------------------
Net sales           $1,517,004     $1,464,367     $1,446,569
                    ========================================

(b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems and repair services through the Company's service centers as well as the fluid power businesses.

             Applied Industrial Technologies, Inc. and Subsidiaries

NOTE_13: LITIGATION

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE_14: OTHER (INCOME) EXPENSE, NET

Other (income) expense, net consists of the following:

                                                         Year Ended June 30
                                                     2004       2003         2002
                                                    -----------------------------
Benefit from settlement of fiscal 2000 property
  insurance claim                                              $(2,133)
Loss on iSource                                                  2,085
Unrealized (gain)/loss on deferred
  compensation trusts                               $  (781)       (30)     $ 417
Unrealized (gain)/loss on cross currency swap           355        464        (88)
Other                                                    (6)      (362)        12
                                                    -----------------------------
Total other (income) expense, net                   $  (432)   $    24      $ 341
                                                    =============================

During the year ended June 30, 2003, the Company recorded a liability consisting of $1,150 for potential losses on the Company's investment in iSource, $550 for allowances on advances to iSource and $385 for the Company's share of iSources's net losses. In accordance with FIN 46, "Consolidation of Variable Interest Entities," iSource's financial statements were consolidated with the Company's beginning in July 2003 (see Notes 1 and 11 for further discussion on iSource).

Report of Independent Registered Public Accounting Firm

                                                        [DELOITTE & TOUCHE LOGO]

            Shareholders and Board of Directors
            Applied Industrial Technologies, Inc.

            We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") as of June 30, 2004 and 2003, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with standards of the
            Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

                  As discussed in Notes 1 and 9 to the consolidated financial statements, effective July 1, 2003, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

                  As discussed in Note 1 to the consolidated financial
            statements, effective July 1, 2001, the Company changed its method of accounting for goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

            /s/ Deloitte & Touche LLP
            Cleveland, Ohio
            August 6, 2004

             Applied Industrial Technologies, Inc. and Subsidiaries

Quarterly Operating Results and Market Data (Unaudited)

                                                                                                    Per Common Share (D)
                                                                                     -----------------------------------------------
                                                                Income                 Income      Net
                                                                Before       Net       Before    Income                Price Range
(Dollars in thousands,          Net        Gross    Operating  Cumulative   Income   Cumulative  (loss)-    Cash    ----------------
except per share amounts)      Sales       Profit    Income     Effect      (loss)     Effect    Diluted  Dividend   High      Low
-------------------------      -----       ------    ------     ------      ------     ------    -------  --------   ----      ---
2004 (A) (B)
First Quarter               $   361,146  $  93,477  $  8,996   $  4,832    $  4,832  $    0.25   $ 0.25   $  0.12   $ 22.99  $ 19.75
Second Quarter                  359,711     95,166     9,250      5,133       5,133       0.26     0.26      0.12     24.86    19.85
Third Quarter                   391,053    104,423    14,880     10,611      10,611       0.54     0.54      0.12     26.16    19.70
Fourth Quarter                  405,094    109,077    18,322     10,895      10,895       0.55     0.55      0.12     30.35    22.45
                            -----------  ---------  --------   --------    --------  ---------   ------   -------
                            $ 1,517,004  $ 402,143  $ 51,448   $ 31,471    $ 31,471  $    1.60   $ 1.60   $  0.48
                            ===========  =========  ========   ========    ========  =========   ======   =======

2003 (A)
First Quarter               $   368,019  $  89,902  $  7,844   $  3,905    $  3,905  $    0.20   $ 0.20   $  0.12   $ 19.75  $ 14.81
Second Quarter                  355,707     91,191     7,320      3,860       3,860       0.20     0.20      0.12     19.23    14.70
Third Quarter                   368,203     97,732    10,154      4,383       4,383       0.23     0.23      0.12     18.85    15.36
Fourth Quarter                  372,438    100,470    10,936      7,684       7,684       0.40     0.40      0.12     21.10    16.60
                            -----------  ---------  --------   --------    --------  ---------   ------   -------
                            $ 1,464,367  $ 379,295  $ 36,254   $ 19,832    $ 19,832  $    1.03   $ 1.03   $  0.48
                            ===========  =========  ========   ========    ========  =========   ======   =======
2002 (A)
First Quarter (C)           $   367,990  $  92,431  $ 10,112   $  4,889    $ (7,211) $    0.25   $(0.38)  $  0.12   $ 19.13  $ 16.50
Second Quarter                  347,550     87,013     6,032      2,918       2,918       0.15     0.15      0.12     19.46    16.00
Third Quarter                   361,542     91,870     5,833      2,707       2,707       0.14     0.14      0.12     20.91    17.28
Fourth Quarter                  369,487     94,376     8,857      4,241       4,241       0.22     0.22      0.12     21.25    18.61
                            -----------  ---------  --------   --------    --------  ---------   ------   -------
                            $ 1,446,569  $ 365,690  $ 30,834   $ 14,755    $  2,655  $    0.76   $ 0.13   $  0.48
                            ===========  =========  ========   ========    ========  =========   ======   =======

(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. Fourth quarter adjustments in 2004, 2003 and 2002 increased gross profit by $3,283, $4,410 and $3,171; net income by $2,131, $2,682 and $1,868 and diluted net income per share by $0.11, $0.14, and $0.10 respectively. Reductions in year end inventories during the fiscal years ended June 30, 2004, 2003 and 2002 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2004, 2003 and 2002 increased gross profit by $672, $741 and $915, net income by $420, $453 and $546 and diluted net income per share by $0.02, $0.02 and $0.03 respectively.

(B) Effective July 1, 2003, the Company adopted for stock options the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," using the modified prospective method for the transition. Under the modified prospective method, stock based compensation cost recognized during this fiscal year for stock options is the same as that which would have been recognized had the fair value recognition provisions been applied to all awards granted after July 1, 1995. During the year ended June 30, 2004, compensation expense recorded for stock options compensation was $1,586, ($1,074 net of tax) or $0.05 per share.

(C) Effective July 1, 2001, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." Upon adoption the Company determined that goodwill associated with its fluid power business was impaired. A non-cash charge totaling $17,600, $12,100 after tax, has been recorded as a change in accounting principle effective July 1, 2001 to write-off the remaining goodwill relating to the fluid power business. See Note 1 to the Consolidated Financial Statements for additional information.

(D) On August 16, 2004 there were 6,154 shareholders of record, including 3,604 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 16, 2004 was $29.30 per share.

             Applied Industrial Technologies, Inc. and Subsidiaries

10 Year Summary

(Dollars in thousands, except per share
     amounts and statistical data)                 2004                   2003                    2002                   2001
---------------------------------------            ----                   ----                    ----                   ----
Consolidated Operations-

   Year Ended June 30
   Net sales                                   $  1,517,004            $ 1,464,367            $  1,446,569           $  1,625,755
   Operating income                                  51,448                 36,254                  30,834                 55,001
   Income before cumulative effect
      of accounting change                           31,471                 19,832                  14,755                 28,048
   Net income                                        31,471                 19,832                   2,655                 28,048
   Per share data
      Income before cumulative effect
        of accounting change
         Basic                                         1.64                   1.05                     .77                   1.43
         Diluted                                       1.60                   1.03                     .76                   1.41
      Net Income
         Basic                                         1.64                   1.05                     .14                   1.43
         Diluted                                       1.60                   1.03                     .13                   1.41
      Cash dividend                                     .48                    .48                     .48                    .48

   Year End Position - June 30
   Working capital                             $    291,704            $   259,359            $    250,644           $    279,001
   Long-term debt                                    77,767                 78,558                  83,478                113,494
   Total assets                                     596,841                553,404                 534,566                578,854
   Shareholders' equity                             339,535                307,856                 298,147                311,518

   Year End Statistics - June 30
   Current ratio                                        2.9                    2.8                     2.9                    3.2
   Operating facilities                                 434                    440                     449                    469
   Shareholders of record (A)                         6,154                  6,157                   6,455                  6,697

(A)Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Automatic Dividend Reinvestment Plan.

     2000                    1999                   1998                   1997                    1996                   1995
     ----                    ----                   ----                   ----                    ----                   ----
$  1,601,084            $  1,555,424            $ 1,518,615            $ 1,182,152             $ 1,164,778           $  1,073,875
      57,779                  42,269                 58,520                 50,599                  49,281                 36,923

      31,048                  19,933                 30,125                 27,092                  23,334                 16,909
      31,048                  19,933                 30,125                 27,092                  23,334                 16,909

        1.52                     .93                   1.40                   1.47                    1.26                    .97
        1.50                     .93                   1.38                   1.44                    1.25                    .96

        1.52                     .93                   1.40                   1.47                    1.26                    .97
        1.50                     .93                   1.38                   1.44                    1.25                    .96
         .48                     .48                    .47                    .41                     .36                    .31

$    255,132            $    258,730            $   221,766            $   164,723             $   151,956           $    153,555
     112,168                 126,000                 90,000                 51,428                  62,857                 74,286
     594,667                 574,349                606,091                394,114                 404,072                359,231
     299,331                 293,586                299,502                212,874                 192,264                169,760

         2.6                     3.0                    2.1                    2.4                     2.1                    2.4
         478                     444                    449                    377                     376                    374
       6,548                   6,869                  6,731                  4,676                   4,636                  4,379