Form 10-K, Exhibit 13
period 2006-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2006-08-28
CIK 109563

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

With more than 4,600 associates across North America, Applied Industrial Technologies ("Applied," the "Company," "We" or "Our") is an industrial distributor that offers more than two million parts critical to the operations of MRO and OEM customers in virtually every industry. In addition, Applied provides customized mechanical, fabricated rubber and fluid power shop services, as well as storeroom management and maintenance training. The Company has a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. During fiscal 2006, business was conducted in the United States, Canada and Mexico from 452 facilities.

The Company's fiscal 2006 sales, operating income and earnings per share increased 10.7%, 31.4% and 30.8%, respectively, compared to the prior year. Significant factors that contributed to these increases included the growth and improved profitability of the service center based distribution business, particularly in the U.S. and Canada, and the impact of acquired businesses. Gross margin improved 50 basis points to 27.0% as a result of improvements in customer pricing, lower net freight costs and higher levels of supplier rebates. In addition, the rate of growth in selling, distribution and administrative expense for fiscal 2006 was held to less than the rate of increase in sales.

Our balance sheet remains strong as shown by the increase in our working capital from the June 30, 2005 level. Cash provided from operations was $69.9 million and reflects the Company's increased profitability. The Company also has two $100 million credit/financing agreements available to fund future acquisitions or other capital and operating requirements.

Applied monitors the Purchasing Managers Index (PMI) published by the Institute for Supply Management and the Manufacturers Capacity Utilization (MCU) index published by the Federal Reserve Board and considers these indices key indicators of potential Company business environment changes.

Both the PMI and the MCU continued to show a solid economy through the second half of fiscal 2006. The Company's sales activity traditionally lags these key indicators by approximately six months. Given the trend of these indicators, we expect sales improvements to continue into fiscal 2007.

We anticipate our next year sales to increase in the 7% to 10% range and our gross profit percentage to be consistent with fiscal 2006 levels. In fiscal 2007, the gross profit margin will be highly dependent on our ability to manage and recover supplier price increases. We anticipate that fiscal 2007 supplier purchasing incentives will be consistent with the fiscal 2006 levels. While we consider these purchasing incentives to be compensation for various sales, marketing and logistics services performed, when they are recognized in our income statement, they are accounted for as a reduction of cost of sales as required by the Financial Accounting Standards Board ("FASB") rules.

Our aim is to hold our growth in selling, distribution and administrative expenses to a rate lower than our sales growth rate, although we do plan to invest in our infrastructure to support additional growth.

Our June 30, 2006 balance sheet continued to be strong and reflects the impact of another record sales year as well as the inclusion of the acquisition of two businesses during the year. The receivable and inventory increases result directly from our sales increase, anticipated future demand for our products and the impact of the acquisitions. Our working capital improved again this year through the continued management of our inventory, receivable and payable balances.

YEAR ENDED JUNE 30, 2006 VS. 2005

Net sales in fiscal 2006 were $1.9 billion or 10.7% above the prior year sales. This increase was primarily due to the 7.7% improvement in our service center based distribution sales and the impact of our acquisitions. The increase in service center based distribution sales was driven by sales mix, volume, the recovery of supplier price increases, the strengthening of the Canadian currency and sales generated by acquired businesses. The majority of the increase in sales at our other businesses was attributable to the sales generated by businesses acquired during the year. The remainder of the increase reflects sales mix, pricing and volume and the impact of the strengthening of the Canadian currency. The number of sales days was the same in both annual periods.

The sales product mix for fiscal 2006 was 81.8% industrial products and 18.2% fluid power products compared to 84.0% industrial and 16.0% fluid power in the prior year. Business acquisitions accounted for most of the shift in sales product mix.

At June 30, 2006, the Company had a total of 452 operating facilities in the U.S., Canada and Mexico versus 440 at June 30, 2005. The net increase of 12 facilities was primarily due to the acquisition of two businesses during fiscal 2006.

Industrial production in the United States continued to improve throughout the year. Our industry continued to see improvement among manufacturing customers as reflected in the PMI and MCU indices. Should the current economic trends continue, the Company would anticipate our positive financial results to continue.

Gross profit margin increased to 27.0% during fiscal 2006 from 26.5% during 2005. The increase in gross profit margin during fiscal 2006 primarily reflects improved customer pricing, lower net freight costs and higher levels of supplier purchasing incentives. This increase in supplier purchasing incentives reflects the recording of certain supplier purchasing incentives during the first quarter of fiscal 2006 related to inventory purchases made in the prior year. The criteria under U.S. generally accepted accounting principles necessary to permit us to

                                                                           10/11


record these supplier purchasing incentives were not met until that time. The gross profit margin was also positively impacted by LIFO inventory layer liquidations during fiscal 2006, which increased gross profit by $1.6 million. There were no LIFO layer liquidations during fiscal 2005.

Selling, distribution and administrative expense ("SD&A") consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management and providing marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as legal, human resources, information technology, treasury, accounting and facility related expenses. SD&A increased 8.6% during fiscal 2006 compared to the prior year, but decreased as a percent of sales to 21.0% from 21.4% in 2005. Approximately 40% of the fiscal 2006 increase was attributable to SD&A amounts of businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.

Operating income increased 31.4% to $115.6 million during fiscal 2006 from $88.0 million during 2005. As a percent of sales, operating income increased to 6.1% in fiscal 2006 from 5.1% in 2005. The $27.6 million increase in operating income during fiscal 2006 was primarily due to the increase in gross profit generated by the service center based distribution business, reflecting the improved gross profit margin noted above on higher sales levels. Operating income was also positively impacted by the acquisition of two businesses during the current year. These increases in operating income were only partially offset by the increases in SD&A noted above.

Interest expense-net decreased by 32.1% or $1.5 million during fiscal 2006 compared with the prior year, primarily due to an increase in interest income associated with higher average balances of temporary investments and higher interest rates.

Other income, net, represents certain non-operating items of income and expense. The decrease in other income, net in fiscal 2006 was due to $2.9 million of life insurance settlements received during 2005 which did not recur in 2006.

Income tax expense as a percentage of income before taxes was 36.1% for fiscal 2006 and 35.9% for 2005. The increase in the effective income tax rate primarily reflects the benefit of tax-free life insurance proceeds recorded during the prior year that did not recur during fiscal 2006, partially offset by lower state and local income tax rates during the current year. We expect our overall tax rate for fiscal 2007 to rise to approximately 36.5%, as some of the benefits experienced in 2006 are not expected to recur.

Net income for fiscal 2006 increased $17.0 million or 30.6% from the prior year, reflecting the increases in sales and margins. Net income per share increased 30.8% to $1.57 in fiscal 2006 from $1.20 in 2005.

Effective July 1, 2005, the Company closed its Denver distribution center. This was the Company's smallest distribution center and the least efficient from a cost standpoint. The Company transferred a portion of the inventory to the area service centers to provide additional local inventory resources and availability for emergency shipment needs. The remainder of the inventory was transferred to our distribution centers in Texas, California and Oregon that now service the area previously serviced out of Denver.

The number of Company associates was 4,684 at June 30, 2006 and 4,441 at June 30, 2005. This increase was primarily due to business acquisitions.

YEAR ENDED JUNE 30, 2005 VS. 2004

Net sales in fiscal 2005 were $1.7 billion or 13.2% above 2004's sales. This increase was primarily due to the 11.1% improvement in our U.S. service center sales and increased sales from our Canadian operations which were up approximately 34.3%. The U.S. service center sales were driven by sales mix, volume and the recovery of supplier price increases. The Canadian sales increase was also attributable to sales mix, pricing and volume as well as the impact of the strength of the Canadian currency. Also contributing to the Canadian sales increase was the inclusion of five months of operations of the Canadian distribution business acquired during fiscal 2005 as well as overall Canadian economy improvements. The overall sales increase was partially offset by one less sales day in fiscal 2005 as compared to 2004.

The sales product mix for fiscal 2005 was 84.0% industrial products and 16.0% fluid power products compared to 84.4% industrial and 15.6% fluid power during 2004.

There was a net increase of six facilities in the U.S., Canada and Mexico, composed of ten new or acquired locations, one closed and three merged facilities. At June 30, 2005, the Company had a total of 440 operating facilities versus 434 at June 30, 2004.

Industrial production in the United States continued to improve throughout the year. Our industry continued to see strength among manufacturing customers consistent with improvement as reflected in the PMI and MCU indices.

                          Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

Gross profit margin was consistent at 26.5% in both fiscal 2005 and 2004. The impact of lower freight costs and improved shop efficiencies offset the negative pressures on gross profit margins from supplier price increases experienced mid-year. In addition, the impact of supplier purchasing incentives on margin was consistent in both fiscal 2005 and 2004. There were no LIFO layer liquidations in fiscal 2005, while in 2004 LIFO layer liquidations increased gross profit by $0.7 million.

SD&A increased 4.6% during fiscal 2005 compared to the prior year, but decreased as a percent of sales to 21.4% from 23.1% in 2004. The overall increase during fiscal 2005 was primarily due to higher associate compensation costs related to the record sales and operating results and, to a lesser extent, the acquisition of a Canadian distribution business. The fiscal 2005 increases were partially offset by lower provisions for bad debts, higher gains on sales of assets and lower rent expenses.

Operating income increased to $88.0 million in fiscal 2005 from $51.4 million in 2004. As a percent of sales, operating income increased to 5.1% in fiscal 2005 from 3.4% in 2004. The $36.6 million increase in operating income during fiscal 2005 was due primarily to the increase in U.S. same store sales, the increased profitability of our U.S. fluid power businesses and the continued improvement from our Canadian operations.

Interest expense-net decreased to $4.7 million, or 12.6% during fiscal 2005 compared with the prior year primarily due to an increase in interest income from higher balances of temporary investments, as well as higher rates.

Other income, net, represents certain non-operating items of income and expense. The fiscal 2005 amount consists primarily of $2.9 million of life insurance settlements received during the year.

Income tax expense as a percentage of income before taxes was 35.9% for fiscal 2005 and 32.3% for 2004. The fiscal 2004 rate was unusually low due to the recording of non-recurring tax benefits from a settlement with the Internal Revenue Service.

Net income for fiscal 2005 increased $23.9 million or approximately 75.8% from prior years' income. Overall, net income per share increased 69.0% to $1.20 in fiscal 2005 from $0.71 in 2004.

The Company had 4,441 associates at June 30, 2005 and 4,323 at June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers. The Company continues to monitor and control its investments in inventories and receivables by taking advantage of supplier purchasing programs, making internal information system enhancements and accelerating receivables collection through improvements in invoice delivery, customer communications and expanded external collection efforts. The Company generated $69.9 million of cash from operating activities during fiscal 2006, $81.0 million during 2005 and $40.9 million during 2004. Cash provided from operations in fiscal 2006 benefited from our strong operating results. Operating cash flow was also impacted in fiscal 2006 as increased sales resulted in higher receivables balances, although the increase was at a rate less than the sales increase - reflecting our improved DSO. The entire increase in inventory balances pertained to the acquisitions made during the year. Cash flows from operations were also impacted by the timing of certain income tax and service provider payments. Also impacting the current year operating cash flow was an accounting classification change as required under SFAS No. 123(R) related to tax benefits received from the exercise of stock awards (see Note 1 for a discussion). In fiscal 2006, these tax benefits were shown as a financing activity. In prior years, the benefit was included as an operating activity. The cash generated from operating activities in fiscal 2005 improved from 2004 due primarily to the improved operating results and the timing of payments to suppliers.

Cash used by investing activities was $37.9 million during fiscal 2006, $12.5 million during 2005 and $15.9 million during 2004. Cash was primarily used for acquisitions and property purchases in each of these years. In fiscal 2006, the Company acquired two U.S. distributors for $27.7 million, net of cash acquired, compared to $5.9 million, net of cash acquired, in the prior year. Property purchases consisted primarily of computers and information technology equipment.

For fiscal 2007, our property purchases are expected to be in the $10 million to $12 million range, consisting primarily of additional computers, information system technology and infrastructure investments. Depreciation for fiscal 2007 is expected to be in the range of $12.5 million to $13.5 million.

Cash used in financing activities was $53.8 million during fiscal 2006, $11.7 million during 2005 and $10.1 million during 2004. The increased cash used in financing activities was primarily due to greater numbers of treasury shares purchased and increases in the

                                                                           12/13


dividend rate. Over the last three fiscal years, the Company repurchased 2.4 million, 0.9 million and 0.7 million shares of the Company's common stock at an average price per share of $23.05, $16.04 and $9.70, respectively. The Company has also increased the quarterly dividend rate four times over the last two fiscal years to a quarterly rate of $0.12 per share. This represents a 125.0% increase compared to the quarterly dividend rate at the end of fiscal 2004. The amount of the dividend paid is recommended quarterly by management and approved by the Company's Board of Directors based on judgment, financial performance and cash flow and payout guidelines consistent with other industrial companies.

Partially offsetting the current year use of cash for financing activities was the accounting change, noted above, related to the classification of tax benefits from share-based compensation as a source of cash in the financing area of the cash flow statement. In accordance with the accounting rules, these tax benefits were considered an operating cash flow in prior periods.

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of June 30, 2006 (in thousands):

                                  Period Less    Period     Period       Period
                         Total     Than 1 yr.   1-3 yrs.   4-5 yrs.   over 5 yrs.
                       --------   -----------   --------   --------   -----------
Operating leases       $ 66,100     $17,900      $24,000    $11,100     $13,100
Interest payments
   on debt               14,000       5,300        5,700      3,000
Planned funding
   of postretirement
   obligations           35,700       1,600        9,800     16,400       7,900
Long-term debt           75,000                   50,000     25,000
                       --------     -------      -------    -------     -------
Total Contractual
   Cash Obligations    $190,800     $24,800      $89,500    $55,500     $21,000
                       ========     =======      =======    =======     =======

Purchase orders for inventory and other goods and services are not included in our estimates, as purchase orders generally represent authorizations to buy rather than binding agreements.

The Board of Directors has authorized the repurchase of shares of the Company's common stock, at the Company's discretion, to fund benefit programs, equity award programs, and future business acquisitions. These purchases may be made in open market and negotiated transactions, from time-to-time, depending upon market conditions. At June 30, 2006, the Company had authorization to purchase an additional 403,900 shares. In July 2006, the Board of Directors replaced the existing authorization, granting the Company authorization to purchase up to 1.5 million shares of the Company's common stock.

Capital resources are obtained from income retained in the business, borrowings under the Company's revolving credit agreement and long-term debt facilities, and from operating lease arrangements.

See Note 6 to the consolidated financial statements for details regarding the outstanding debt amounts as of June 30, 2006 and 2005. The average long-term borrowings totaled $75.0 million during fiscal 2006, 2005 and 2004. One-third of the Company's outstanding debt has been converted from fixed rate U.S. dollar denominated debt to fixed rate Canadian dollar denominated debt through the use of a cross currency swap. As such, the consolidated interest expense is affected by changes in the exchange rates of U.S. and Canadian dollars (see Note 7 to the consolidated financial statements). The weighted average interest rate on borrowings under our long-term debt agreements, net of the benefits from interest rate swaps, was 6.7%, 6.5% and 6.3% in fiscal 2006, 2005 and 2004, respectively. The increase in the weighted average interest rate reflects the impact of the strengthening of the Canadian dollar during fiscal 2006 and 2005. The Company terminated its interest rate swap agreements for favorable settlements in prior years. The settlement gains are being amortized as a reduction in interest expense of $0.8 million per year over the remaining life of the notes through December 2007.

The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. At June 30, 2006, the Company had no variable rate debt or interest rate swaps outstanding. See Note 7 to the consolidated financial statements "Risk Management Activities" for additional discussion on the Company's derivative activities.

The Company's working capital at June 30, 2006 was $370.0 million compared to $345.8 million at June 30, 2005. The current ratio was 3.0 at June 30, 2006 and
2.9 at June 30, 2005. The increase in working capital at June 30, 2006 was primarily due to the increase in receivables and inventory associated with the expansion of our business and the timing of certain income tax and service provider payments.

                          Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

The Company has a five-year committed revolving credit agreement expiring in June 2010. This agreement provides for unsecured borrowings of up to $100.0 million. The Company had no borrowings outstanding under this facility at June 30, 2006. Unused lines under this facility, net of outstanding letters of credit, totaling $92.3 million are available to fund future acquisitions or other capital and operating requirements. The Company also has an uncommitted long-term financing shelf facility, expiring in February 2007, that enables the Company to borrow up to $100.0 million at its discretion with terms of up to twelve years. The Company had no outstanding borrowings under this facility at June 30, 2006.

The aggregate annual maturities of long-term debt are $50.0 million in fiscal 2008 and $25.0 million in fiscal 2011.

Management expects that cash provided from operations, available credit facilities and the use of operating leases will be sufficient to finance normal working capital needs, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company's credit standing and financial strength.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade receivables, inventories, supplier rebates receivable, goodwill, other long-lived assets, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

LIFO INVENTORY VALUATION AND METHODOLOGY

U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately half of our inventory dollars relate to LIFO layers added in the 1970s which results in a $137.6 million excess of current cost over LIFO cost as reflected on our consolidated balance sheet at June 30, 2006. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories." See Note 3 to the consolidated financial statements for further information regarding inventories.

ALLOWANCES FOR SLOW-MOVING AND OBSOLETE INVENTORIES

The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company's ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, most of the Company's inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.

IMPAIRMENT OF PROPERTY & EQUIPMENT, GOODWILL AND OTHER INTANGIBLE ASSETS

The Company evaluates property and equipment, goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company performs an annual test of impairment on its goodwill as of January 1 or whenever conditions would

                                                                           14/15


indicate an evaluation should be completed. The Company also reviews its long-lived assets for impairment whenever conditions would indicate an evaluation should be completed. The Company utilizes discounted cash flow models and market multiples for comparable businesses to determine fair value used in the goodwill impairment evaluation. Management's estimates of fair value are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. While the Company uses available information to prepare its estimates and to perform impairment evaluations, actual results could differ significantly, resulting in future impairment and losses related to recorded balances. As of June 30, 2006 and 2005, the Company had $66.8 million and $55.0 million, respectively, of goodwill and other intangibles, representing the costs of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. The Company also had $70.8 million and $71.4 million in net property and equipment recorded as of June 30, 2006 and 2005, respectively. Based upon the Company's analysis, management believes these assets were not impaired as of June 30, 2006.

SUPPLIER PURCHASING PROGRAMS

The Company enters into agreements with certain suppliers that provide for inventory purchase incentives. Although these agreements are unique to each supplier, they are generally annual programs that provide for purchase incentives to be earned upon achieving specified purchase volumes. These percentages can increase or decrease based on changes in the volume of purchases.

The Company accrues for the receipt of these inventory purchase incentives based upon actual cumulative purchases of inventory and expected total purchases through the life of the program. Each supplier program is analyzed at least quarterly to determine the appropriateness of the amount estimated to be received. Differences between our estimates and actual incentives subsequently received have not been material.

All benefits under these supplier purchasing programs are recognized under the Company's LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. The Company's accounting for inventory purchase incentives is in accordance with guidance issued by the FASB in EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." While management believes the Company will continue to receive inventory purchase incentives, there can be no assurance that suppliers will continue to provide comparable amounts of incentives in the future.

SELF-INSURANCE LIABILITIES

The Company maintains business insurance programs with significant self-insured retention, which cover workers' compensation, business automobile and general product liability claims. The Company accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims based on historical experience and other assumptions. The Company utilizes independent actuarial firms to assist in determining the adequacy of all self-insurance liability reserves. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. The Company will continue to adjust its estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

PENSION & OTHER POSTEMPLOYMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other post-employment benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. The Company evaluates these assumptions and adjusts them as necessary.

INCOME TAXES

As of June 30, 2006, the Company had recognized $19.7 million of net deferred tax assets. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

                          Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48, which is an interpretation of SFAS No. 109, "Accounting for Income Taxes," provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity's financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any, this interpretation will have on its consolidated financial statements.

OTHER MATTERS

In each of the past three fiscal years, the Company has acquired distributors thereby extending its business over a broader geographic area. In fiscal 2006, the Company acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28.6 million. In 2005, the Company acquired a Canadian distributor of industrial products for a purchase price of $6.6 million and in 2004 acquired a Mexican distributor of industrial products for a price of $2.8 million.

Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

CAUTIONARY STATEMENT

UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "expect," "believe," "plan," "intend," "will," "should," "could," "anticipate" and similar expressions. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

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

Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the price for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; competitive pressures; the cost of products and energy and other operating costs; disruption of our information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete future acquisitions, integrate them effectively into our operations, and realize their anticipated benefits; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including more volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our financial statements; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of god, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition, or results of operations. We discuss certain of these matters more fully above in "Management's Discussion and Analysis" as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2006.

                                                                           16/17


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has evaluated its exposure to various market risk factors, including but not limited to, interest rate, foreign currency exchange and commodity price risks. The Company is primarily affected by market risk exposure through the effect of changes in interest rates and, to a lesser extent, through the change in exchange rates.

The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. The Company had no variable rate borrowings under its committed revolving credit agreement and no interest rate swap agreements outstanding at June 30, 2006. All the Company's outstanding debt is currently at fixed interest rates at June 30, 2006 and scheduled for repayment in December 2007 and beyond.

The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company's net investment in its Canadian operations, is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged, as our Mexican activity is not material. For the year ended June 30, 2006, a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $0.7 million decrease in net income. A uniform 10% weakening of the U.S. dollar would have resulted in a $0.7 million increase in net income.

                          Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME
(In thousands, except per share amounts)

Year Ended June 30,                           2006         2005         2004
-------------------                        ----------   ----------   ----------
NET SALES                                  $1,900,780   $1,717,055   $1,517,004
COST OF SALES                               1,386,895    1,262,206    1,114,861
                                           ----------   ----------   ----------
                                              513,885      454,849      402,143
SELLING, DISTRIBUTION AND ADMINISTRATIVE      398,293      366,881      350,695
                                           ----------   ----------   ----------
OPERATING INCOME                              115,592       87,968       51,448
                                           ----------   ----------   ----------
INTEREST EXPENSE                                5,523        5,816        5,814
INTEREST INCOME                                (2,313)      (1,086)        (405)
OTHER INCOME, NET                                (717)      (3,101)        (432)
                                           ----------   ----------   ----------
                                                2,493        1,629        4,977
                                           ----------   ----------   ----------
INCOME BEFORE INCOME TAXES                    113,099       86,339       46,471
                                           ----------   ----------   ----------
INCOME TAX EXPENSE                             40,800       31,000       15,000
                                           ----------   ----------   ----------
NET INCOME                                 $   72,299   $   55,339   $   31,471
                                           ==========   ==========   ==========
NET INCOME PER SHARE - BASIC               $     1.62   $     1.24   $     0.73
                                           ==========   ==========   ==========
NET INCOME PER SHARE - DILUTED             $     1.57   $     1.20   $     0.71
                                           ==========   ==========   ==========

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

                                                                           18/19


CONSOLIDATED BALANCE SHEETS
(In thousands)

June 30,                                                      2006       2005
--------                                                    --------   --------
ASSETS
Current assets
      Cash and cash equivalents                             $106,428   $127,136
      Accounts receivable, less allowances of $ 6,000 and
         $6,500                                              231,524    202,226
      Inventories                                            190,537    175,533
      Other current assets                                    29,955     22,606
                                                            --------   --------
   Total current assets                                      558,444    527,501
                                                            --------   --------
   Property - at cost
      Land                                                    10,916     10,939
      Buildings                                               68,136     66,834
      Equipment                                              107,230    100,287
                                                            --------   --------
                                                             186,282    178,060
      Less accumulated depreciation                          115,488    106,619
                                                            --------   --------
   Property - net                                             70,794     71,441
                                                            --------   --------
   Goodwill                                                   57,222     51,083
   Other assets                                               44,211     40,145
                                                            --------   --------
         TOTAL ASSETS                                       $730,671   $690,170
                                                            ========   ========
LIABILITIES
   Current liabilities
      Accounts payable                                      $109,440   $ 99,047
      Compensation and related benefits                       54,852     51,971
      Other current liabilities                               24,139     30,677
                                                            --------   --------
   Total current liabilities                                 188,431    181,695
   Long-term debt                                             76,186     76,977
   Other liabilities                                          51,232     38,211
                                                            --------   --------
         TOTAL LIABILITIES                                   315,849    296,883
                                                            --------   --------
SHAREHOLDERS' EQUITY
   Preferred stock - no par value; 2,500 shares
      authorized; none issued or outstanding
   Common stock - no par value; 80,000 shares
      authorized; 54,213 shares issued                        10,000     10,000
   Additional paid-in capital                                122,146    103,240
   Income retained for use in the business                   408,847    354,521
   Treasury shares - at cost (10,146 and 9,211 shares)      (130,967)   (72,660)
   Unearned restricted common stock compensation                           (825)
   Accumulated other comprehensive income (loss)               4,796       (989)
                                                            --------   --------
         TOTAL SHAREHOLDERS' EQUITY                          414,822    393,287
                                                            --------   --------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $730,671   $690,170
                                                            ========   ========

See notes to consolidated financial statements.

                          Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

Year Ended June 30,                                                       2006       2005       2004
-------------------                                                     --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                           $ 72,299   $ 55,339   $ 31,471
   Adjustments to reconcile net income to cash provided by
      operating activities:
      Depreciation                                                        13,128     13,832     14,381
      Deferred income taxes                                                1,000     (3,900)    (5,700)
      Stock-based compensation and amortization of intangibles
         and other assets                                                  4,158      3,429      2,483
      Provision for losses on accounts receivable                          1,953      1,958      2,527
      (Gain) loss on sale of property                                       (294)    (1,427)        13
      Amortization of gain on interest rate swap terminations               (791)      (790)      (791)
      Treasury shares contributed to employee
         benefit and deferred compensation plans                           8,937      9,506      6,497
      Changes in current assets and liabilities, net of acquisitions:
         Accounts receivable                                             (17,067)    (9,594)   (17,443)
         Inventories                                                       2,103    (10,360)     4,208
         Other current assets                                             (8,514)    (2,658)   (11,114)
         Accounts payable                                                  2,223     22,510      7,597
         Accrued expenses                                                 (9,282)     3,189      6,734
                                                                        --------   --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 69,853     81,034     40,863
                                                                        --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property purchases                                                    (11,057)    (9,208)   (14,383)
   Proceeds from property sales                                            1,244      4,020      1,374
   Net cash paid for acquisition of businesses, net of cash
      acquired of $968 in 2006 and $815 in 2004                          (27,672)    (5,914)    (1,285)
   Deposits and other                                                       (429)    (1,437)    (1,575)
                                                                        --------   --------   --------
NET CASH USED IN INVESTING ACTIVITIES                                    (37,914)   (12,539)   (15,869)
                                                                        --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayments under revolving credit agreements - net                                           (2,850)
   Purchases of treasury shares                                          (54,778)   (14,596)    (6,336)
   Dividends paid                                                        (17,973)   (12,740)    (9,273)
   Excess tax benefits from share-based compensation                      16,400
   Exercise of stock options                                               2,569     15,590      8,336
                                                                        --------   --------   --------
NET CASH USED IN FINANCING ACTIVITIES                                    (53,782)   (11,746)   (10,123)
                                                                        --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    1,135        720       (283)
                                                                        --------   --------   --------
   (Decrease) increase in cash and cash equivalents                      (20,708)    57,469     14,588
   Cash and cash equivalents at beginning of year                        127,136     69,667     55,079
                                                                        --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $106,428   $127,136   $ 69,667
                                                                        ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
      Income taxes                                                      $ 31,337   $ 29,624   $ 20,434
      Interest                                                          $  5,290   $  5,343   $  5,379

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries

                                                                           20/21


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(In thousands, except per share amounts)

                                                                                        Income
                                                Shares of               Additional   Retained for
For the Years Ended June 30, 2006, 2005 and   Common Stock    Common      Paid-in     Use in the
2004                                           Outstanding     Stock      Capital      Business
-------------------------------------------   ------------   --------   ----------   ------------
BALANCE AT JULY 1, 2003                          42,795      $ 10,000    $ 84,898      $289,724
   Net income                                                                            31,471
   Unrealized loss on cash flow hedge,
      net of income tax of $(614)
   Foreign currency translation
      adjustment, net of income
      tax of $(46)

         TOTAL COMPREHENSIVE INCOME

   Cash dividends - $.21 per share                                                       (9,273)
   Purchases of common stock for treasury          (653)
   Treasury shares issued for:
      Retirement Savings Plan contributions         515                     1,713
      Exercise of stock options                     986                     1,497
      Deferred compensation plans                   116                       344
   Restricted common stock awards                   128                       392
   Compensation expense - stock options                                     1,586
   Amortization of restricted common
      stock compensation                                                        9
   Other                                                                       81
                                                 ------      --------    --------      --------
BALANCE AT JUNE 30, 2004                         43,886        10,000      90,520       311,922
   Net income                                                                            55,339
   Unrealized loss on cash flow hedge,
      net of income tax of $(634)
   Unrealized gain on investment securities
      available for sale, net of income tax
      of $42
   Minimum pension liability, net of income
      tax of $(1,643)
   Foreign currency translation adjustment,
      net of income tax of $693

         TOTAL COMPREHENSIVE INCOME

   Cash dividends - $.29 per share                                                      (12,740)
   Purchases of common stock for treasury          (911)
   Treasury shares issued for:
         Retirement Savings Plan
            contributions                           446                     4,623
         Exercise of stock options                1,467                     4,934
         Deferred compensation plans                114                       728
   Compensation expense - stock options and
      appreciation rights                                                   2,111
   Amortization of restricted common
      stock compensation                                                      253
   Other                                                                       71
                                                 ------      --------    --------      --------
BALANCE AT JUNE 30, 2005                         45,002        10,000     103,240       354,521
   Net income                                                                            72,299
   Unrealized gain on cash flow hedge,
      net of income tax of $384
   Unrealized gain on investment securities
      available for sale, net of income tax
      of $43
   Reduction in minimum pension liability,
      net of income tax of $282
   Foreign currency translation adjustment,
      net of income tax of $1,258

         TOTAL COMPREHENSIVE INCOME

   Cash dividends - $.40 per share                                                      (17,973)
   Purchases of common stock for treasury        (2,379)
   Treasury shares issued for:
      Retirement Savings Plan contributions         348                     4,892
      Exercise of stock options                   1,088                    11,279
      Deferred compensation plans                    21                       269
   Compensation expense - stock options and
      appreciation rights                                                   2,658
   Amortization of restricted common
      stock compensation                                                      320
   Reclassification of unearned restricted
      stock compensation due to the adoption
      of SFAS 123(R)                                                         (825)
   Other                                            (13)                      313
                                                 ------      --------    --------      --------
BALANCE AT JUNE 30, 2006                         44,067      $ 10,000    $122,146      $408,847
                                                 ======      ========    ========      ========

                                                            Unearned
                                                           Restricted    Accumulated
                                               Treasury      Common         Other            Total
For the Years Ended June 30, 2006, 2005 and     Shares        Stock      Comprehensive   Shareholders'
2004                                           at Cost    Compensation   Income (Loss)       Equity
-------------------------------------------   ---------   ------------   -------------   -------------
BALANCE AT JULY 1, 2003                       $ (78,706)    $   (114)        $2,054         $307,856
   Net income                                                                                 31,471
   Unrealized loss on cash flow hedge,
      net of income tax of $(614)                                              (776)            (776)
   Foreign currency translation
      adjustment, net of income
      tax of $(46)                                                             (157)            (157)
                                                                                            --------
         TOTAL COMPREHENSIVE INCOME                                                           30,538
                                                                                            --------
   Cash dividends - $.21 per share                                                            (9,273)
   Purchases of common stock for treasury        (6,336)                                      (6,336)
   Treasury shares issued for:
      Retirement Savings Plan contributions       3,609                                        5,322
      Exercise of stock options                   6,839                                        8,336
      Deferred compensation plans                   831                                        1,175
   Restricted common stock awards                   893       (1,285)
   Compensation expense - stock options                                                        1,586
   Amortization of restricted common
      stock compensation                                         241                             250
   Other                                                                                          81
                                              ---------     --------         ------         --------
BALANCE AT JUNE 30, 2004                        (72,870)      (1,158)         1,121          339,535
   Net income                                                                                 55,339
   Unrealized loss on cash flow hedge,
      net of income tax of $(634)                                            (1,002)          (1,002)
   Unrealized gain on investment securities
      available for sale, net of income tax
      of $42                                                                     74               74
   Minimum pension liability, net of income
      tax of $(1,643)                                                        (2,858)          (2,858)
   Foreign currency translation adjustment,
      net of income tax of $693                                               1,676            1,676
                                                                                            --------
         TOTAL COMPREHENSIVE INCOME                                                           53,229
                                                                                            --------
   Cash dividends - $.29 per share                                                           (12,740)
   Purchases of common stock for treasury       (14,596)                                     (14,596)
   Treasury shares issued for:
      Retirement Savings Plan
         contributions                            3,304                                        7,927
      Exercise of stock options                  10,656                                       15,590
      Deferred compensation plans                   851                                        1,579
   Compensation expense - stock options and
      appreciation rights                                                                      2,111
   Amortization of restricted common
      stock compensation                                         326                             579
   Other                                             (5)           7                              73
                                              ---------     --------         ------         --------
BALANCE AT JUNE 30, 2005                        (72,660)        (825)          (989)         393,287
   Net income                                                                                 72,299
   Unrealized gain on cash flow hedge,
      net of income tax of $384                                                 598              598
   Unrealized gain on investment securities
      available for sale, net of income tax
      of $43                                                                     72               72
   Reduction in minimum pension liability,
      net of income tax of $282                                                 542              542
   Foreign currency translation adjustment,
      net of income tax of $1,258                                             4,573            4,573
                                                                                            --------
         TOTAL COMPREHENSIVE INCOME                                                           78,084
                                                                                            --------
   Cash dividends - $.40 per share                                                           (17,973)
   Purchases of common stock for treasury       (54,778)                                     (54,778)
   Treasury shares issued for:
      Retirement Savings Plan contributions       3,583                                        8,475
      Exercise of stock options                  (6,945)                                       4,334
      Deferred compensation plans                   193                                          462
   Compensation expense - stock options and
      appreciation rights                                                                      2,658
   Amortization of restricted common
      stock compensation                                                                         320
   Reclassification of unearned restricted
      stock compensation due to the adoption
      of SFAS 123(R)                                             825
   Other                                           (360)                                         (47)
                                              ---------     --------         ------         --------
BALANCE AT JUNE 30, 2006                      $(130,967)    $      0         $4,796         $414,822
                                              =========     ========         ======         ========

See notes to consolidated financial statements.

                          Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

NOTE 1: BUSINESS AND ACCOUNTING POLICIES

BUSINESS

Applied Industrial Technologies, Inc. and subsidiaries (the "Company") is one of North America's leading distributors of industrial products. Industrial products include bearings, power transmission components, fluid power components and systems, industrial rubber products, linear components, tools, safety products, general maintenance and a variety of mill supply products. Fluid power products include hydraulic, pneumatic, lubrication and filtration components and systems. The Company also provides mechanical, rubber shop and fluid power services. The Company offers technical application support for these products and provides solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.

CONSOLIDATION

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company's Canadian subsidiary are included in the consolidated financial statements based upon their fiscal year ended May 31. Prior to June 30, 2006, the Company was considered the primary beneficiary for iSource Performance Materials, LLC (iSource) and included their accounts in the consolidated financial statements. Effective June 30, 2006, the Company ended its venture with iSource and is no longer the primary beneficiary. As of June 30, 2006, iSource's operating results and balances were no longer included in the Company's consolidated financial statements.

FOREIGN CURRENCY

The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses included in the statements of consolidated income were not material.

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

CASH AND CASH EQUIVALENTS

The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

CONCENTRATION OF CREDIT RISK

The Company has a broad customer base representing many diverse industries doing business throughout North America. As such, the Company does not believe that a significant concentration of credit risk exists.

The Company maintains its cash and cash equivalents with federally insured financial institutions. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.

                                                                           22/23


INVENTORIES

U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2006, approximately half of the Company's inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories." See Note 3 for further information regarding inventories.

The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company's ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, the Company's inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

SUPPLIER PURCHASING PROGRAMS

The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company's inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company's fiscal year end or the supplier's year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually based upon actual purchases for such period. The incentives are a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Differences between estimates and actual incentives subse-quently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company's LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. The Company's accounting for inventory purchase incentives is in accordance with guidance issued by the Financial Accounting Standards Board ("FASB") in EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."

PROPERTY AND DEPRECIATION

Property and equipment are recorded at cost. Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings and related improvements are depreciated over ten to thirty years and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. To analyze recov-erability, the Company considers market values, where available, or will project undiscounted net future cash flows over the remaining life of such assets. If these market values or projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized.

The Company recognizes acquired intangible assets such as noncompetition agreements, customer relationships, exclusive supplier distribution agreements and trademarks apart from goodwill. Amortization of intangible assets is computed using the straight-line method over the estimated period of benefit and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period as of June 30, 2006 was 6 years for non-competition agreements, 14 years for customer relationships, 12 years for exclusive supplier distribution agreements and 10 years for trademarks.

                          Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(In thousands, except per share amounts)

Goodwill and other intangible assets are tested for impairment annually as of January 1 or whenever changes in conditions indicate carrying value may not be recoverable. Impairment exists when the carrying value of goodwill or other intangible assets exceed their fair value. The results of the Company's annual testing indicated no impairment.

SELF-INSURANCE LIABILITY

The Company maintains business insurance programs with significant self-insured retention, which cover workers' compensation, business automobile and general product liability claims. The Company accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company maintains a reserve for incurred but not reported medical claims based on historical experience and other assumptions. The Company utilizes independent actuarial firms to assist in determining the adequacy of all self-insurance liability reserves.

REVENUE RECOGNITION

Sales are recognized when the sales price is fixed, collectibility is reasonably assured and the product's title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company recognizes shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based on historical return rates.

SHIPPING AND HANDLING COSTS

The Company records third party freight payments in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income.

INCOME TAXES

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes giving consideration to enacted tax laws.

NET INCOME PER SHARE

The following is a computation of the basic and diluted earnings per share:

Year Ended June 30,                      2006      2005      2004
-------------------                    -------   -------   -------
Net Income                             $72,299   $55,339   $31,471
                                       =======   =======   =======
Average Shares Outstanding
Weighted average common shares
   outstanding for basic computation    44,620    44,481    43,286
Dilutive effect of common
   stock equivalents                     1,560     1,610     1,020
                                       -------   -------   -------
Weighted average common shares
   outstanding for dilutive
   computation                          46,180    46,091    44,306
                                       =======   =======   =======
Net Income Per Share
Net Income Per Share - Basic           $  1.62   $  1.24   $  0.73
                                       -------   -------   -------
Net Income Per Share - Diluted         $  1.57   $  1.20   $  0.71
                                       =======   =======   =======

Options to purchase 301, 516 and 860 shares of common stock were outstanding at June 30, 2006, 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

STOCK SPLITS

All share and per share data have been restated to reflect a 3-for-2 stock split effective June 15, 2006 and a 3-for-2 stock split effective December 17, 2004.

STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") effective July 1, 2003, utilizing the modified prospective method provided under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Effective July 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. The adoption of SFAS No. 123(R) did not have a material impact on the determination of stock based compensation expense. The Company follows the transition guidance of SFAS No. 123(R) in determining the additional paid-in capital pool.

Prior to the adoption of SFAS No. 123(R), all tax benefits resulting from the exercise of stock awards were reported as operating cash flows in the Company's statements of consolidated cash flows. In accordance with and effective upon the adoption of SFAS No. 123(R), excess tax benefits for fiscal 2006 were reported as financing cash flows in the Company's statements of consolidated cash flows. Excess tax benefits for fiscal years 2005 and 2004 resulting from the exercise of stock awards totaled $4,828 and $1,353, respectively, and are reported as operating cash flows in the accompanying statements of consolidated cash flows.

                                                                           24/25


Also effective upon the adoption of SFAS No. 123(R), the amount of unearned restricted common stock compensation for non-vested awards, previously reported as a separate component of shareholder's equity, was eliminated against additional paid-in capital.

TREASURY SHARES

Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders' equity in the consolidated balance sheets. The Company uses the weighted average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48, which is an interpretation of SFAS No. 109, "Accounting for Income Taxes," provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity's financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any, this interpretation may have on its consolidated financial statements.

NOTE 2: BUSINESS COMBINATIONS

In each of the past three fiscal years, the Company has acquired distributors to complement and extend its business over a broader geographic area. In fiscal 2006, the Company acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28,639. In 2005, the Company acquired a Canadian distributor of industrial products for a purchase price of $6,599 and in 2004 acquired a Mexican distributor of industrial products for a price of $2,800.

Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

NOTE 3: INVENTORIES

Inventories consist of the following:

June 30,                                      2006       2005
--------                                    --------   --------
U.S. inventories at current cost            $279,619   $271,140
Foreign inventories at average cost           48,547     40,694
                                            --------   --------
                                             328,166    311,834
Less: Excess of current cost over
   LIFO cost for U.S. inventories            137,629    136,301
                                            --------   --------
Inventories on consolidated balance sheet   $190,537   $175,533
                                            ========   ========

Reductions in certain U.S. inventories during fiscal 2006 and 2004 resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations increased gross profit by $1,647 and $672, net income by $1,013 and $420 and net income per share by $0.02 and $0.01 during fiscal 2006 and 2004, respectively. There were no LIFO layer liquidations during fiscal 2005.

NOTE 4: GOODWILL & OTHER INTANGIBLES

The changes in the carrying amount of goodwill for the years ended June 30, 2006 and 2005, are as follows:

                                    Service Center Based
                                    Distribution Segment   Other    Total
                                    --------------------   -----   -------
Balance at July 1, 2004                    $49,852                 $49,852
Goodwill acquired during the year              734                     734
Currency translation adjustment                497                     497
                                           -------                 -------
Balance at June 30, 2005                    51,083                  51,083
Goodwill acquired during the year            4,801          $259     5,060
Currency translation adjustment              1,079                   1,079
                                           -------          ----   -------
Balance at June 30, 2006                   $56,963          $259   $57,222
                                           =======          ====   =======

The Company's intangible assets resulting from business combinations are included in other assets in the consolidated balance sheets and are amortized over their estimated useful lives and consist of the following:

                                                Accumulated   Net Book
June 30, 2006                     Amount (a)   Amortization     Value
-------------                     ----------   ------------   --------
Non-competition agreements          $   750       $  380       $  370
Customer relationships                8,397          954        7,443
Exclusive supplier distribution
   agreements                         1,127          305          822
Trademarks                            1,163          174          989
                                    -------       ------       ------
                                    $11,437       $1,813       $9,624
                                    =======       ======       ======

                                                Accumulated   Net Book
June 30, 2005                     Amount (a)   Amortization     Value
-------------                     ----------   ------------   --------
Non-competition agreements          $  930        $  513       $  417
Customer relationships               3,050           454        2,596
Exclusive supplier distribution
   agreements                          678           101          577
Trademarks                             318            13          305
                                    ------        ------       ------
                                    $4,976        $1,081       $3,895
                                    ======        ======       ======

(a)  Amounts include the impact of foreign currency translation.

                          Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(In thousands, except per share amounts)

During fiscal 2006, the Company recorded intangible assets of $200 for non-competition agreements, $4,890 for customer relationships, $290 for exclusive supplier distribution agreements and $750 for trade names in connection with the acquisition of two U.S. distributors of industrial products (see Note 2).

During fiscal 2005, the Company recorded intangible assets of $83 for non-competition agreements, $331 for trade names and $580 for customer relationships in connection with the acquisition of a Canadian distributor of industrial products (see Note 2).

Amortization expense for other intangible assets totaled $732, $993 and $826 in fiscal 2006, 2005 and 2004, respectively. Amortization of other intangible assets at June 30, 2006 is expected to be $950 for 2007, $800 for 2008, $750 for 2009, $700 for 2010 and $700 for 2011.

NOTE 5: OTHER LIABILITIES

Other liabilities consist of the following:

June 30,                            2006      2005
--------                          -------   -------
Accrued postemployment benefits   $27,514   $26,314
Other                              23,718    11,897
                                  -------   -------
Total                             $51,232   $38,211
                                  =======   =======

NOTE 6: DEBT

Long-term debt consists of:

June 30,                                   2006      2005
--------                                 -------   -------
7.98% Private placement debt,
   due at maturity in November 2010      $25,000   $25,000
6.60% Senior $50,000 unsecured
   term notes, due at maturity in
   December 2007, including effects
   of interest rate swaps (see Note 7)    51,186    51,977
                                         -------   -------
Total                                    $76,186   $76,977
                                         =======   =======

The aggregate annual maturities of long-term debt over the next five years as of June 30, 2006 include $50,000 in fiscal 2008 and $25,000 in 2011.

Based upon current market rates for debt of similar maturities, the Company's long-term debt had an estimated fair value of $77,305 and $80,209 as of June 30, 2006 and 2005, respectively.

In June 2005, the Company replaced its existing revolving credit facility with a new five year committed revolving credit facility with a group of banks. This agreement provides for unsecured borrowings of up to $100,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Fees on this facility range from .10% to .20% per year on the average amount of the total revolving credit commitments during the year. Unused lines under this facility, net of outstanding letters of credit ($7,686 for securing certain insurance obligations), totaled $92,314 at June 30, 2006 and are available to fund future acquisitions or other capital and operating requirements. The Company had no borrowings outstanding under this facility at June 30, 2006.

During February 2004, the Company entered into an agreement with Prudential Insurance Company, expiring in February 2007, for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing at the Company's sole discretion with terms of up to twelve years. At June 30, 2006, there was no borrowing under this agreement.

The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2006, the most restrictive of these covenants required that the Company have consolidated income before interest and taxes at least equal to 300% of net interest expense. At June 30, 2006, the Company was in compliance with all covenants.

NOTE 7: RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's written policy. These transactions are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company does not hold or issue derivative financial instruments for trading purposes.

During fiscal 2002, the Company entered into two interest rate swap agreements with two banks which effectively converted the fixed interest rate on the 6.60% senior unsecured term notes to a floating variable rate based on LIBOR. In October 2001 and August 2002, the Company terminated the swap agreements for favorable settlements of $2,000 and $2,500, respectively. These settlement gains are being amortized as a reduction in interest expense of approximately $790 per year over the remaining life of the notes through December 2007. The effect of the swap agreements was to decrease interest expense by $791 in fiscal 2006, $790 in 2005 and $791 in 2004.

                                                                           26/27


In November 2000, the Company entered into two 10-year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly owned Canadian subsidiary. The cross-currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed rate U.S. dollar denominated debt to 7.75% fixed rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings.

The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was a liability of $8,401 and $6,022 at June 30, 2006 and 2005, respectively. These liabilities were recorded in other liabilities and the related unrealized losses are included in accumulated other comprehensive income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS No. 133. The fair value of this cross-currency swap was a liability of $2,100 and $1,505 at June 30, 2006 and 2005, respectively. Changes in the fair value of this derivative instrument are recorded in earnings as a component of other income, net.

NOTE 8: INCOME TAXES

PROVISION

The provision (benefit) for income taxes consists of:

Year Ended June 30,     2006      2005      2004
-------------------   -------   -------   -------
CURRENT
   Federal            $31,100   $28,200   $17,500
   State                3,600     3,700     2,800
   Foreign              5,100     3,000       400
                      -------   -------   -------
Total current          39,800    34,900    20,700
                      -------   -------   -------

DEFERRED
   Federal                900    (4,500)   (5,900)
   State                  400      (100)     (600)
   Foreign               (300)      700       800
                      -------   -------   -------
Total deferred          1,000    (3,900)   (5,700)
                      -------   -------   -------
Total                 $40,800   $31,000   $15,000
                      =======   =======   =======

The exercise of non-qualified stock options and stock appreciation rights during fiscal 2006, 2005, and 2004 resulted in $16,155, $4,575 and $1,353, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards in fiscal 2006 and 2005 resulted in $245 and $253, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.

EFFECTIVE TAX RATES

The following is a reconciliation between the federal statutory income tax rate and the Company's effective tax rate:

Year Ended June 30,               2006   2005   2004
-------------------               ----   ----   ----
Statutory tax rate                35.0%  35.0%  35.0%
Effects of:
   State and local income taxes    2.4    2.8    3.1
   Foreign income taxes            (.7)   (.7)  (1.4)
   Non-deductible expenses          .1     .3     .1
   Deductible dividend             (.6)   (.5)   (.6)
   Non-taxable life insurance
      settlement                         (1.2)
   Income tax examinations         (.1)         (2.8)
   Other, net                              .2   (1.1)
                                  ----   ----   ----
Effective tax rate                36.1%  35.9%  32.3%
                                  ====   ====   ====

BALANCE SHEET

The significant components of the Company's deferred tax assets (liabilities) are as follows:

June 30,                                             2006      2005
--------                                            -------   -------
Inventories                                         $(5,471)  $(5,121)
Depreciation and differences in property bases       (2,598)   (3,840)
Compensation liabilities not currently deductible    20,091    18,410
Reserves not currently deductible                     7,998     9,650
Goodwill and other intangibles                        1,296     4,480
Canadian net operating loss carryforwards,
   expiring 2015                                        151        47
State and other net operating loss carryforwards        271       339
Other                                                (2,045)      136
                                                    -------   -------
Net deferred tax asset                              $19,693   $24,101
                                                    =======   =======

At June 30, 2006, $6,169 of the net deferred tax asset was included in other current assets and $13,524 was included in other assets in the accompanying consolidated balance sheet.

                          Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(In thousands, except per share amounts)

NOTE 9: SHAREHOLDERS' EQUITY

STOCK-BASED INCENTIVE PLANS

The 1997 Long-Term Performance Plan (the "1997 Plan"), which expires in 2012, provides for granting of stock options, stock appreciation rights ("SARs"), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee of the Board of Directors (the "Committee") may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committee during regularly scheduled meetings. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2006 and 2005 were 2,050 and 753, respectively.

STOCK OPTION AND APPRECIATION RIGHTS

SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company's common stock at the date of grant. SAR and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.

Compensation expense related to stock options and SARs recorded for the years ended June 30, 2006, 2005, and 2004 was $2,658, $2,111, and $1,586,
respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statement of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of stock-based awards requires management to select a fair value model and make certain estimates and assumptions. The weighted average assumptions used for SAR and stock option grants issued in fiscal 2006, 2005 and 2004 are:

                          2006    2005   2004
                          ----    ----   ----
Expected life, in years    7.2     8.0    7.3
Risk free interest rate    4.3%    3.9%   3.8%
Dividend yield             1.4%    2.0%   2.9%
Volatility                42.3%   31.5%  31.7%

The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors currently awarded stock-based compensation. The risk free interest rate is based upon the U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the stock options and SARs. The assumed dividend yield has been estimated based upon the Company's historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company's common stock for a period equal to the expected life.

It has been the Company's practice to issue shares from Treasury to satisfy requirements of SAR and option exercises. SARs are redeemable solely in Company common stock. The exercise price of option awards may be settled by the holder with cash or by tendering Company common stock. A summary of stock option and SAR activity is presented below:

2006

                                          Weighted
                                           Average
                                          Exercise
(Share amounts in thousands)     Shares     Price
                                 ------   --------
Outstanding, beginning of year    4,302    $ 8.68
Granted                             306     23.40
Exercised                        (2,103)     7.76
Expired/canceled                    (19)    14.04
                                 ------    ------
Outstanding, end of year          2,486     11.23
                                 ======    ======
Exercisable at end of year        1,381    $ 9.85
                                 ======    ======
Weighted average fair
   value of SARs and options
   granted during year                     $10.29
                                           ======

2005

                                          Weighted
                                           Average
                                          Exercise
(Share amounts in thousands)     Shares     Price
                                 ------   --------
Outstanding, beginning of year    5,253    $ 7.87
Granted                             516     13.80
Exercised                        (1,455)     7.57
Expired/canceled                    (12)     7.76
                                 ------    ------
Outstanding, end of year          4,302      8.68
                                 ======    ======
Exercisable at end of year        2,763    $ 8.18
                                 ======    ======
Weighted average fair value
   of SARs and options
   granted during year                     $ 4.67
                                           ======

2004

                                          Weighted
                                           Average
                                          Exercise
(Share amounts in thousands)     Shares     Price
                                 ------   --------
Outstanding, beginning of year    5,567     $7.51
Granted                             720      9.61
Exercised                          (981)     7.11
Expired/canceled                    (53)     8.23
                                  -----     -----
Outstanding, end of year          5,253      7.87
                                  =====     =====
Exercisable at end of year        3,419     $7.74
                                  =====     =====
Weighted average fair value
   of SARs and options granted
   during year                              $2.76
                                            =====

                                                                           28/29


The weighted average remaining contractual term for SARs/options outstanding and exercisable at June 30, 2006 were 6.4 and 5.4 years, respectively. The aggregate intrinsic value of SARs/options outstanding and exercisable at June 30, 2006 were $32,292 and $19,846, respectively. The aggregate intrinsic value of the SARs/options exercised during fiscal 2006, 2005 and 2004 was $41,966, $12,891, and $3,241, respectively.

A summary of the status of the Company's nonvested stock options and SARs at June 30, 2006 is presented below:

2006

                                         Weighted
                                         Average
                                        Grant-Date
(Share amounts in thousands)   Shares   Fair Value
----------------------------   ------   ----------
Nonvested, beginning of year    1,539     $ 2.88
Granted                           306      10.29
Vested                           (721)      3.31
Expired/canceled                  (19)      5.14
                                -----     ------
Nonvested, end of year          1,105     $ 4.61
                                =====     ======

As of June 30, 2006, unrecognized compensation cost related to stock options and SARs amounted to $2,497. That cost is expected to be recognized over a weighted average period of 2.7 years. The total fair value of shares vested during fiscal 2006, 2005, and 2004 was $2,388, $2,125, and $2,613, respectively.

RESTRICTED STOCK

Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards generally vest 25% each year. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period.

At June 30, 2006 and 2005, the Company had 63 and 96 shares of restricted stock outstanding at weighted average prices of $10.14 and $10.04 per share, respectively. During fiscal 2006, restricted stock was granted at an average grant price of $23.97 per share. Unamortized compensation related to unvested restricted stock awards aggregated $515 and $825 at June 30, 2006 and 2005, respectively. The unamortized compensation cost related to restricted stock is expected to be amortized over the remaining vesting period of 2.4 years.

LONG TERM PERFORMANCE GRANTS

The Committee also makes annual awards of three-year performance grants to key officers. A target payout is established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated relative to the target level based upon the Company's achievement of objective sales growth, return on sales, and total shareholder return. Total shareholder return is generally calculated based upon the increase in the Company's common stock price, including dividend reinvestment, over the performance period as compared to the Company's peers, as defined. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period.

During fiscal 2006, 2005 and 2004, the Company recorded $540, $784, and $690, respectively, of compensation expense for achievement relative to the total shareholder return-based goals of the Company's performance grants. At June 30, 2006 and 2005, the Company had accrued $1,308 and $1,500, respectively, for compensation relative to these goals. At June 30, 2006 and 2005, potential compensation expense related to the outstanding performance grants aggregated $1,234 and $853, respectively. This compensation expense is expected to be recognized over the remaining performance period of 1.7 years.

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

TREASURY SHARES

At June 30, 2006, 596 shares of the Company's common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.

                          Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(In thousands, except per share amounts)

NOTE 10: BENEFIT PLANS

RETIREMENT SAVINGS PLAN

Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2006, 2005 and 2004). The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50% of their compensation. The matching contribution is made with the Company's common stock and is determined quarterly using rates based on achieving pre-determined quarterly earnings per share levels (ranging from 25% to 100% of the first 6% of compensation contributed to the plan).

The Company's expense for contributions to the above plan was $11,365, $9,947 and $6,808 during fiscal 2006, 2005 and 2004, respectively.

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

Qualified Defined Benefit Retirement Plan

The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. The benefits are based on length of service and date of retirement. These associates do not participate in the Retirement Savings Plan.

Salary Continuation Benefits

The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rates used in determining the benefit obligation were 5.8% and 5.0% at June 30, 2006 and 2005, respectively.

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

The changes in benefit obligations, plan assets and funded status for the plans described above were as follows:

                                  Pension Benefits      Other Benefits
                                -------------------   -----------------
                                  2006       2005       2006      2005
                                --------   --------   -------   -------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at
   beginning of the year        $ 32,035   $ 25,640   $ 5,209   $ 5,011
Service cost                       1,450      1,274        55        48
Interest cost                      1,601      1,638       253       292
Plan participants'
   contributions                                           28        24
Benefits paid                       (832)    (1,174)     (265)     (354)
Amendments                                      258
Actuarial loss (gain)
   during year                       816      4,399    (1,299)      188
                                --------   --------   -------   -------
Benefit obligation
   at June 30                   $ 35,070   $ 32,035   $ 3,981   $ 5,209
                                ========   ========   =======   =======
CHANGE IN PLAN ASSETS:
Fair value of plan
   assets at
   beginning of year            $  4,831   $  4,472
Actual return on plan
   assets                            515        445
Employer contribution                740      1,088   $   237   $   330
Plan participants'
   contributions                                           28        24
Benefits paid                       (832)    (1,174)     (265)     (354)
                                --------   --------   -------   -------
Fair value of plan
   assets at June 30            $  5,254   $  4,831   $     0   $     0
                                ========   ========   =======   =======
RECONCILIATION OF
   FUNDED STATUS:
Funded status                   $(29,817)  $(27,204)  $(3,981)  $(5,209)
Unrecognized
   net loss (gain)                11,011     10,929      (837)      490
Unrecognized prior
   service cost                    3,970      4,597        98       146
                                --------   --------   -------   -------
Accrued benefit cost
   at June 30                   $(14,836)  $(11,678)  $(4,720)  $(4,573)
                                ========   ========   =======   =======

                                                                           30/31


The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

                         Pension        Other
                         Benefits      Benefits
                       -----------   -----------
                       2006   2005   2006   2005
                       ----   ----   ----   ----
Discount rate           5.8%   5.0%   5.8%   5.0%
Expected return
   on plan assets       8.0%   8.0%   N/A    N/A
Rate of compensation
   increase             5.5%   5.5%   N/A    N/A

The amounts recognized on the balance sheet at June 30 were as follows:

                               Pension                 Other
                               Benefits               Benefits
                        ---------------------   -------------------
                          2006         2005       2006       2005
                        --------    ---------   --------   --------
Prepaid benefit cost    $   1,782    $  1,883
Accrued benefit
   liability              (23,697)    (22,658)   $(4,720)   $(4,573)
Intangible asset            3,403       4,597
Accumulated other
   comprehensive
    income                 3,676        4,500
                        --------     --------    -------    -------
Net amount recognized   $(14,836)    $(11,678)   $(4,720)   $(4,573)
                        ========     ========    =======    =======

The accumulated benefit obligations were $28,560 and $25,606 at June 30, 2006 and 2005, respectively.

The following table provides information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets:

                                    Pension Benefits
                                   -----------------
                                     2006     2005
                                   -------   -------
Projected benefit obligations      $35,070   $32,035
Accumulated benefit obligations     28,560    25,606
Fair value of plan assets at end
   of year                           5,254     4,831

The net periodic pension costs are as follows:

                                     Pension Benefits
                                 ------------------------
                                  2006     2005     2004
                                 ------   ------   ------
Service cost                     $1,450   $1,274   $1,051
Interest cost                     1,601    1,638    1,250
Expected return on plan assets     (381)    (353)    (315)
Recognized net actuarial loss       784      479      220
Amortization of prior service
   cost                             627      627      590
                                 ------   ------   ------
Net periodic pension cost        $4,081   $3,665   $2,796
                                 ======   ======   ======

                                           Other
                                         Benefits
                                       -----------
                                2006   2005   2004
                                ----   ----   ----
Service cost                    $ 55   $ 48   $ 57
Interest cost                    253    292    304
Recognized net actuarial loss     28     14     19
Amortization of prior service
   cost                           49     49     49
                                ----   ----   ----
Net periodic pension cost       $385   $403   $429
                                ====   ====   ====

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions were 10% as of June 30, 2006 and 9% as of June 30, 2005, decreasing to 5% by 2012 and 2010, respectively. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2006 and for the year then ended:

                               One-Percentage   One-Percentage
                               Point Increase   Point Decrease
                               --------------   --------------
Effect on total service and
   interest cost components
   of periodic expense              $ 51             $ (41)
Effect on post-retirement
   benefit obligation               $553             $(456)
                                    ====             =====

OBLIGATIONS AND FUNDED STATUS PLAN ASSETS

Applied Industrial Technologies, Inc.'s Qualified Defined Benefit Retirement Plan weighted average asset allocation and target allocation are as follows:

                                   Percentage of Pension Plan
                     Target         Assets At Fiscal Year End
                   Allocation   ----------------------------------
                      2007         2006                 2005
                   ----------   ----------          --------------
Asset Category:
Equity Securities      60%            66%                 62%
Debt Securities        33%            34%                 32%
Other                   7%             0%                  6%
                      ---            ---                 ---
   Total              100%           100%                100%
                      ===            ===                 ===

Equity securities do not include any Applied Industrial Technologies, Inc. common stock.

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

                          Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(In thousands, except per share amounts)

CASH FLOWS

EMPLOYER CONTRIBUTIONS

The Company expects to contribute $1,200 to its retirement benefit plans and $300 to its other benefit plans in 2007.

ESTIMATED FUTURE BENEFIT PAYMENTS

The Company expects to make the following benefit payments, which reflect expected future service:

During Fiscal Years   Pension Benefits   Other Benefits
-------------------   ----------------   --------------
2007                      $ 1,300            $  300
2008                        1,300               300
2009                        7,900               300
2010                        1,300               300
2011                       14,500               300
2012 through 2016           6,600             1,300

NOTE 11 : LEASES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2006 are as follows:

2007                           $17,900
2008                            13,500
2009                            10,500
2010                             7,000
2011                             4,100
Thereafter                      13,100
                               -------
Total minimum lease payments   $66,100
                               =======

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $26,700 in fiscal 2006, $25,500 in 2005 and $26,900 in 2004.

NOTE 12: SEGMENT INFORMATION

The Company has identified one reportable segment: Service Center Based Distribution. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The "Other" column consists of the aggregation of all other non-Service Center Based Distribution operations that sell directly to customers, including separate fluid power operations.

The accounting policies of the Company's reportable segment and its other businesses are the same as those described in Note 1. Sales between the Service Center Based Distribution segment and the Company's other businesses have been eliminated.

Segment Financial Information:

                                Service Center
                              Based Distribution     Other       Total
                              ------------------   --------   ----------
YEAR ENDED JUNE 30, 2006
Net sales                         $1,725,392       $175,388   $1,900,780
Operating income                     111,774         11,849      123,623
Assets used in the business          670,619         60,052      730,671
Depreciation                          12,019          1,109       13,128
Capital expenditures                  10,310            747       11,057
                                  ----------       --------   ----------

YEAR ENDED JUNE 30, 2005
Net sales                         $1,601,531       $115,524   $1,717,055
Operating income                      83,059          7,183       90,242
Assets used in the business          660,616         29,554      690,170
Depreciation                          13,135            697       13,832
Capital expenditures                   8,789            419        9,208
                                  ----------       --------   ----------

YEAR ENDED JUNE 30, 2004
Net sales                         $1,419,386       $ 97,618   $1,517,004
Operating income                      55,737          4,127       59,864
Assets used in the business          572,617         24,224      596,841
Depreciation                          13,704            677       14,381
Capital expenditures                  14,098            285       14,383
                                  ----------       --------   ----------

                                                                           32/33


A reconciliation from the segment operating profit to the consolidated balance is as follows:

Year Ended June 30,                 2006       2005      2004
-------------------               --------   -------   -------
Operating income for
   reportable segment             $111,774   $83,059   $55,737
Other operating income              11,849     7,183     4,127
Adjustments for:
   Amortization expense
      of intangibles                   732       993       826
   Corporate and other expense,
      net (a)                        7,299     1,281     7,590
                                  --------   -------   -------
Total operating income             115,592    87,968    51,448
Interest expense, net                3,210     4,730     5,409
Other income, net                      717     3,101       432
                                  --------   -------   -------
Income before income taxes        $113,099   $86,339   $46,471
                                  ========   =======   =======

(a) The change in corporate and other expense, net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

Year Ended June 30,                  2006         2005         2004
-------------------               ----------   ----------   ----------
Industrial                        $1,554,589   $1,442,308   $1,281,037
Fluid power (b)                      346,191      274,747      235,967
                                  ----------   ----------   ----------
Net sales                         $1,900,780   $1,717,055   $1,517,004
                                  ==========   ==========   ==========

(b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components, and systems and repair services through the Company's service centers as well as the fluid power businesses.

Net sales are presented in the geographic area in which the Company's customers are located. Information by geographic area is as follows:

Year Ended June 30,                  2006         2005         2004
-------------------               ----------   ----------   ----------
NET SALES:
   United States                  $1,686,066   $1,539,143   $1,386,135
   Canada                            194,594      160,396      119,424
   Other                              20,120       17,516       11,445
                                  ----------   ----------   ----------
Total                             $1,900,780   $1,717,055   $1,517,004
                                  ==========   ==========   ==========
LONG-LIVED ASSETS:
   United States                  $  115,935   $  106,346   $  113,923
   Canada                             18,445       16,699       13,002
   Other                               3,260        3,374        3,481
                                  ----------   ----------   ----------
Total                             $  137,640   $  126,419   $  130,406
                                  ==========   ==========   ==========

Long-lived assets are comprised of property and equipment, goodwill and other intangible assets.

NOTE 13: COMMITMENTS AND CONTINGENCIES

In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $5,678 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements.

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

NOTE 14: OTHER INCOME, NET

Other income, net consists of the following:

Year Ended June 30,                2006     2005     2004
-------------------               -----   -------   -----
Unrealized loss on cross
   currency swap                  $ 595   $   901   $ 355
Unrealized gain on deferred
   compensation trusts             (869)     (518)   (781)
Benefit from payouts on
   corporate-owned life
   insurance policies                      (2,945)
Gain on sale of investments
   available for sale                        (166)
Other                              (443)     (373)     (6)
                                  -----   -------   -----
 Total other income, net          $(717)  $(3,101)  $(432)
                                  =====   =======   =====

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $13,910 and a net cash surrender value of $2,522 at June 30, 2006.

                          Applied Industrial Technologies, Inc. and Subsidiaries

                                                                       DELOITTE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF APPLIED INDUSTRIAL TECHNOLOGIES, INC.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2006 and 2005, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Applied Industrial Technologies, Inc. and subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2005, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 18, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Cleveland, Ohio
August 18, 2006

                                                                           34/35


MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chairman & Chief Executive Officer and the Vice President, Chief Financial Officer & Treasurer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's Management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the preparation and presentation of the consolidated financial statements and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2006. This evaluation was based on the criteria set forth in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, Management determined that the Company's internal control over financial reporting was effective as of June 30, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

August 18, 2006


/s/ David L. Pugh
----------------------------------------
David L. Pugh
Chairman & Chief Executive Officer


/s/ Bill L. Purser
----------------------------------------
Bill L. Purser
President & Chief Operating Officer


/s/ Mark O. Eisele
----------------------------------------
Mark O. Eisele
Vice President, Chief Financial Officer
& Treasurer


/s/ Daniel T. Brezovec
----------------------------------------
Daniel T. Brezovec
Corporate Controller

                          Applied Industrial Technologies, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF APPLIED INDUSTRIAL TECHNOLOGIES, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Applied Industrial Technologies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders' equity and cash flows as of and for the year ended June 30, 2006 of the Company and our report dated August 18, 2006, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Cleveland, Ohio
August 18, 2006

                                                                           36/37


QUARTERLY OPERATING RESULTS & MARKET DATA UNAUDITED
(Dollars in thousands, except per share amounts)

                                                                     Per Common Share (B) (C)
                                                               ------------------------------------
                                                                 Net                  Price Range
                     Net        Gross    Operating     Net     Income-     Cash     ---------------
                    Sales      Profit      Income     Income   Diluted   Dividend    High      Low
                 ----------   --------   ---------   -------   -------   --------   ------   ------
2006 (A)
FIRST QUARTER    $  443,205   $122,304    $ 27,802   $16,850    $0.36     $ 0.08    $25.03   $21.33
SECOND QUARTER      456,180    121,397      25,214    15,294     0.33       0.10     24.54    20.41
THIRD QUARTER       497,198    136,815      32,085    19,990     0.43       0.10     31.15    22.50
FOURTH QUARTER      504,197    133,369      30,491    20,165     0.44       0.12     31.67    21.97
                 ----------   --------    --------   -------    -----     ------
                 $1,900,780   $513,885    $115,592   $72,299    $1.57     $ 0.40
                 ==========   ========    ========   =======    =====     ======
2005 (A)
First Quarter    $  413,126   $109,522    $ 21,503   $13,040    $0.29     $ 0.06    $15.89   $11.73
Second Quarter      404,139    103,948      17,223     9,980     0.22       0.06     21.33    14.83
Third Quarter       446,470    119,293      24,080    16,336     0.35       0.08     20.01    15.19
Fourth Quarter      453,320    122,086      25,162    15,983     0.34       0.08     22.60    16.13
                 ----------   --------    --------   -------    -----     ------
                 $1,717,055   $454,849    $ 87,968   $55,339    $1.20     $ 0.29
                 ==========   ========    ========   =======    =====     ======
2004 (A)
First Quarter    $  361,146   $ 93,477    $  8,996   $ 4,832    $0.11     $0.053    $10.22   $ 8.78
Second Quarter      359,711     95,166       9,250     5,133     0.12      0.053     11.05     8.83
Third Quarter       391,053    104,423      14,880    10,611     0.24      0.053     11.63     8.75
Fourth Quarter      405,094    109,077      18,322    10,895     0.24      0.053     13.49     9.98
                 ----------   --------    --------   -------    -----     ------
                 $1,517,004   $402,143    $ 51,448   $31,471    $0.71     $0.213
                 ==========   ========    ========   =======    =====     ======

(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based upon the annual physical inventory and the effect of year-end inventory quantities on LIFO costs. Reductions in year end inventories during the fiscal years ended June 30, 2006 and 2004 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2006 and 2004 increased gross profit by $1,647 and $672, net income by $1,013 and $420 and diluted net income per share by $0.02 and $0.01, respectively. There were no LIFO layer liquidations in fiscal 2005.

(B) On August 15, 2006 there were 6,249 shareholders of record including 3,938 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 15, 2006 was $22.56 per share.

(C) All per share data have been restated to reflect three-for-two stock splits on June 15, 2006 and December 17, 2004

                          Applied Industrial Technologies, Inc. and Subsidiaries

10 YEAR SUMMARY
(Dollars in thousands, except per share amounts and statistical data)

                                        2006         2005         2004         2003             2002
                                     ----------   ----------   ----------   ----------       ----------
CONSOLIDATED OPERATIONS -
   YEAR ENDED JUNE 30
   Net sales                         $1,900,780   $1,717,005   $1,517,004   $1,464,367       $1,446,596
   Operating income                     115,592       87,968       51,448       36,254           30,834
   Income before cumulative effect
      of accounting change               72,299       55,339       31,471       19,832           14,755
   Net income                            72,299       55,339       31,471       19,832            2,655
   Per share data (B)
   Income before cumulative effect
      of accounting change
      Basic                                1.62         1.24         0.73         0.47             0.34
      Diluted                              1.57         1.20         0.71         0.46             0.34
   Net income
      Basic                                1.62         1.24         0.73         0.47             0.06
      Diluted                              1.57         1.20         0.71         0.46             0.06
   Cash dividend                           0.40         0.29         0.21         0.21             0.21
YEAR-END POSITION - JUNE 30
   Working capital                   $  370,013   $  345,806   $  286,022   $  259,359       $  250,644
   Long-term debt                        76,186       76,977       77,767       78,558           83,478
   Total assets                         730,671      690,170      596,841      553,404          534,566
   Shareholders' equity                 414,822      393,287      339,535      307,856          298,147
YEAR-END STATISTICS - JUNE 30
   Current ratio                            3.0          2.9          2.9          2.8              2.9
   Operating facilities                     452          440          434          440              449
   Shareholders of record (A)             6,192        6,079        6,154        6,157            6,455

(A) Includes participant-shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan, and since 1998, shareholders in the Company's direct stock purchase program.

(B) All per share data have been restated to reflect three-for-two stock splits effective June 15, 2006 and December 17, 2004.