Form 10-K, Exhibit 13
period 2007-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2007-08-27
CIK 109563

EXHIBIT 13
MANAGEMENT’S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
     With more than 4,600 associates across North America, Applied Industrial Technologies (“Applied,” the “Company,” “We” or “Our”) is an industrial distributor that offers parts critical to the operations of MRO and OEM customers in virtually every industry. In addition, Applied provides customized mechanical, fabricated rubber and fluid power shop services, as well as storeroom management and maintenance training. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. During fiscal 2007, business was conducted in the United States, Canada, Mexico and Puerto Rico from 445 facilities.
     Our fiscal 2007 sales hit a record two billion dollars on an increase of 6.0% compared to prior year. Our operating income and earnings per share increased 16.8% and 22.9%, respectively, compared to the prior year. Significant factors that contributed to these increases included the growth and improved profitability of the service center based distribution business, and the impact of acquired businesses. Gross margin improved 20 basis points to 27.2% due to higher levels of supplier purchasing incentives and lower net freight costs. In addition, the rate of growth in selling, distribution and administrative expense for fiscal 2007 was held below the rate of increase in sales.
     Our consolidated balance sheet remains strong as shown by the increase in shareholders’ equity from the June 30, 2006 level. Cash provided from operations was $70.9 million, holding steady with fiscal 2006’s $69.9 million. The Company has two credit/financing agreements available for a total of up to $250 million of additional borrowing to fund future acquisitions or other capital and operating requirements. Receivables and inventory increased as a result of our sales increase and anticipated future demand for our products. Working capital was only $4 million below 2006’s level even considering the classification of $50 million of long-term debt to current liabilities as it is due in December 2007. Continued management of our inventory, receivable and payable balances aided the stability of our working capital.
     Applied monitors the Purchasing Managers Index (PMI) published by the Institute for Supply Management and the Manufacturers Capacity Utilization (MCU) index published by the Federal Reserve Board and considers these indices key indicators of potential Company business environment changes.
     Both the PMI and the MCU continued to show a stable economy through the second half of fiscal 2007. Our sales activity traditionally lags these key indicators by approximately six months. Given the trend of these indicators, we expect sales improvements to continue into fiscal 2008.
     We are forecasting our sales in fiscal 2008 to increase in the 5% to 8% range and our gross profit percentage to be consistent with fiscal 2007 levels. In fiscal 2008, the gross profit margin will be highly dependent on our ability to manage and recover supplier price increases. We anticipate that fiscal 2008 supplier purchasing incentives will be consistent with the fiscal 2007 levels. While we consider these purchasing incentives to be compensation for various sales, marketing and logistics services performed, when they are recognized in our income statement, they are accounted for as a reduction of cost of sales as required by the Financial Accounting Standards Board (“FASB”) rules. Our overall growth in selling, distribution and administrative expenses most likely will exceed our goal of one half the rate of sales growth due to continued investments in initiatives that are expected to build profitable future growth.
YEAR ENDED JUNE 30, 2007 VS. 2006
     Net sales in fiscal 2007 were $2.0 billion or 6.0% above the prior year sales. This increase was primarily due to the 4.7% improvement in our service center based distribution sales and the impact of our acquisitions. The increase in service center based distribution sales was driven by sales mix, volume, the recovery of supplier price increases, the strengthening of the Canadian currency and sales generated by acquired businesses. The majority of the increase in sales at our fluid power businesses was attributable to businesses acquired in fiscal 2006 which were only included for a portion of that year. There was one less sales day in fiscal 2007 compared to fiscal 2006.
     The sales product mix for fiscal 2007 was 80.2% industrial products and 19.8% fluid power products compared to 81.8% industrial and 18.2% fluid power in the prior year. Business acquisitions accounted for most of the shift in sales product mix.
     At June 30, 2007, we had a total of 445 operating facilities in the U.S., Canada and Mexico versus 452 at June 30, 2006.
     Industrial production in the United States slowed somewhat in the first half of our fiscal year and increased slightly in the second half. There is improvement among manufacturing customers as reflected in the PMI and MCU indices. We would anticipate our positive financial results to continue if current economic trends continue.
     Gross profit margin increased to 27.2% during fiscal 2007 from 27.0% during fiscal 2006. The increase in gross profit margin during fiscal 2007 primarily reflects higher levels of supplier purchasing incentives. LIFO inventory layer liquidations resulted in a $1.6 million positive impact during fiscal 2006.
     Selling, distribution and administrative expense (“SD&A”) consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal and facility related expenses. SD&A increased 3.7% during fiscal 2007 compared to the prior year, but decreased as a percent of sales to 20.5% from 21.0% in 2006. Approximately half of the fiscal 2007 increase was attributable to businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.
     Operating income increased 16.8% to $135.0 million during fiscal 2007 from $115.6 million during 2006. As a percent of sales, operating income increased to 6.7% in fiscal 2007 from 6.1% in 2006. The $19.4 million increase in operating income during fiscal 2007 was primarily due to the increase in gross profit generated by the service center based distribution business, reflecting higher sales and supplier purchasing incentives, as well as control of SD&A expenses and the impact of acquired businesses.
     Interest expense-net decreased by 26.5% or $0.9 million during fiscal 2007 compared with the prior year, primarily due to an increase in interest income associated with higher average balances of temporary investments and higher interest rates.
     Other income, net, represents certain non-operating items of income and expense. This line increased $0.5 million due primarily to appreciation in investments held by deferred compensation trusts.
     Income tax expense as a percentage of income before taxes was 35.7% for fiscal 2007 and 36.1% for 2006. The decrease in the effective tax rate was due

10     Applied Industrial Technologies, Inc. and Subsidiaries

to higher levels of non-taxable interest income in the current year. We expect our overall tax rate for fiscal 2008 to rise to around 36.5%, primarily due to recent U.S. tax law changes which have eliminated certain deductions related to foreign sourced income.
     Net income for fiscal 2007 increased $13.7 million or 19.0% from the prior year, reflecting the increases in sales and margins. Net income per share increased 22.9% to $1.93 in fiscal 2007 from $1.57 in 2006. During fiscal 2007, we repurchased 1.4 million shares as part of our stock buyback program which resulted in fewer shares outstanding for the year compared to the prior year.
     The number of Company associates was 4,649 at June 30, 2007 and 4,684 at June 30, 2006.
YEAR ENDED JUNE 30, 2006 VS. 2005
     Net sales in fiscal 2006 were $1.9 billion or 10.7% above the prior year sales. This increase was primarily due to the 7.7% improvement in our service center based distribution sales and the impact of our acquisitions. The increase in service center based distribution sales was driven by sales mix, volume, recovery of supplier price increases, strengthening of the Canadian currency and sales generated by acquired businesses. The majority of the increase in sales at our fluid power businesses was attributable to the sales generated by businesses acquired during the year. The remainder of the increase reflects sales mix, pricing and volume and the impact of the strengthening of the Canadian currency. The number of sales days was the same in both annual periods.
     The sales product mix for fiscal 2006 was 81.8% industrial products and 18.2% fluid power products compared to 84.0% industrial and 16.0% fluid power in the prior year. Business acquisitions accounted for most of the shift in sales product mix.
     At June 30, 2006, we had a total of 452 operating facilities in the U.S., Canada and Mexico versus 440 at June 30, 2005. The net increase of 12 facilities was primarily due to the acquisition of two businesses during fiscal 2006.
     Gross profit margin increased to 27.0% during fiscal 2006 from 26.5% during 2005. The increase in gross profit margin during fiscal 2006 primarily reflected improved customer pricing, lower net freight costs and higher levels of supplier purchasing incentives. The increase in supplier purchasing incentives reflected the recording of certain supplier purchasing incentives during the first quarter of fiscal 2006 related to inventory purchases made in the prior year. The criteria under U.S. generally accepted accounting principles necessary to permit us to record these supplier purchasing incentives were not met until that time. The gross profit margin was also positively impacted by LIFO inventory layer liquidations during fiscal 2006, which increased gross profit by $1.6 million. There were no LIFO layer liquidations during fiscal 2005.
     Selling, distribution and administrative expense (“SD&A”) increased 8.6% during fiscal 2006 compared to the prior year, but decreased as a percent of sales to 21.0% from 21.4% in 2005. Approximately 40% of the fiscal 2006 increase was attributable to SD&A amounts of businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.
     Operating income increased 31.4% to $115.6 million during fiscal 2006 from $88.0 million during 2005. As a percent of sales, operating income increased to 6.1% in fiscal 2006 from 5.1% in 2005. The $27.6 million increase in operating income during fiscal 2006 was primarily due to the increase in gross profit generated by the service center based distribution business, reflecting the improved gross profit margin noted above on higher sales levels. Operating income was also positively impacted by the acquisition of two businesses during fiscal 2006. These increases in operating income were only partially offset by the increase in SD&A noted above.
     Interest expense-net decreased by 32.1% or $1.5 million during fiscal 2006 compared with the prior year, primarily due to an increase in interest income associated with higher average balances of temporary investments and higher interest rates.
     Other income, net, represented certain non-operating items of income and expense. The decrease in other income, net in fiscal 2006 was due to $2.9 million of life insurance settlements received during 2005 which did not recur in 2006.
     Income tax expense as a percentage of income before taxes was 36.1% for fiscal 2006 and 35.9% for 2005. The increase in the effective income tax rate primarily reflected the benefit of tax-free life insurance proceeds recorded during fiscal 2005 that did not recur during fiscal 2006, partially offset by lower state and local income tax rates during fiscal 2006.
     Net income for fiscal 2006 increased $17.0 million or 30.6% from the prior year, reflecting the increases in sales and margins. Net income per share increased 30.8% to $1.57 in fiscal 2006 from $1.20 in 2005.
     Effective July 1, 2005, we closed our Denver distribution center. This was our smallest distribution center and the least efficient from a cost standpoint. We transferred a portion of the inventory to the area service centers to provide additional local inventory resources and availability for emergency shipment needs. The remainder of the inventory was transferred to our distribution centers in Texas, California and Oregon that now service the area previously serviced out of Denver.
     The number of Company associates was 4,684 at June 30, 2006 and 4,441 at June 30, 2005. This increase was primarily due to business acquisitions.
LIQUIDITY AND CAPITAL RESOURCES
     Cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers. We continue to monitor and control our investments in inventories and receivables by taking advantage of supplier purchasing programs, making internal information system enhancements and accelerating receivables collection through improvements in invoice delivery, customer communications and expanded external collection efforts. We generated $70.9 million of cash from operating activities during fiscal 2007, $69.9 million during 2006, and $81.0 million during 2005. Cash provided from operations in fiscal 2007 benefited from our strong operating results. The operating cash flow increase was partially offset by higher receivables and inventory balances. Inventory balances did however rise at a lower level than sales. Prior year acquisitions were integrated allowing us to more efficiently manage our investment in inventory. Cash flows from operations in fiscal 2007 were also impacted by the timing of certain income tax payments and the timing of receipts from certain supplier purchasing programs. In fiscal 2007, we changed

Applied Industrial Technologies, Inc. and Subsidiaries     11

MANAGEMENT’S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Continued
how we fund our contributions to the Retirement Savings Plan. We now contribute cash (which is then used by the administrator to purchase Company stock in the open market) whereas previously we satisfied our obligation by contributing treasury shares. This reduced operating cash flow in fiscal 2007 by approximately $6.0 million.
     Cash used by investing activities was $10.2 million during fiscal 2007, $37.9 million during 2006 and $12.5 million during 2005. Cash was primarily used for capital expenditures in fiscal 2007, whereas 2006 and 2005 also included acquisitions. In fiscal 2006 we acquired two U.S. distributors for $27.7 million, net of cash acquired, and in fiscal 2005 we acquired one Canadian distributor for $5.9 million, net of cash acquired. Capital expenditures consisted primarily of computers and information technology equipment, and buildings and improvements.
     For fiscal 2008, our capital expenditures are expected to be in the $8 million to $10 million range, consisting primarily of additional computers, information system technology and infrastructure investments. Depreciation for fiscal 2008 is expected to be in the range of $12.5 million to $13.5 million.
     Cash used in financing activities was $48.4 million during fiscal 2007, $53.8 million during 2006 and $11.7 million during 2005. The reduction in cash used in financing activities represents fewer shares repurchased in fiscal 2007 versus fiscal 2006 (reduction of $20.8 million or 1 million shares). Offsetting this are the excess tax benefits from share-based compensation which dropped $12.5 million compared to prior year on lower exercises of stock options. Finally, the full year impact of the fiscal 2006 dividend rate increases accounted for an additional $3.0 million use of cash versus fiscal 2006. Over the last three fiscal years, we repurchased 1.4 million, 2.4 million and 0.9 million shares of the Company’s common stock at an average price per share of $24.26, $23.05 and $16.04, respectively. During fiscal year 2007, we paid a quarterly dividend of $.12 per share. In July 2007, the Board declared a quarterly dividend payable on August 31, 2007 to shareholders of record on August 15, 2007 of $.15 per share. This represents an increase of 25% over the previous regular quarterly cash dividend. The amount of the dividend paid is recommended quarterly by management and approved by our Board of Directors based on judgment, financial performance and cash flow and payout guidelines consistent with other industrial companies.
     The following table shows the Company’s approximate obligations and commitments to make future payments under contractual obligations as of June 30, 2007 (in thousands):

		Period Less	Period	Period	Period
	Total	Than 1 yr.	1-3 yrs.	4-5 yrs.	over 5 yrs.

Operating leases	$65,400	$19,200	$24,200	$11,600	$10,400

Interest payments on debt	8,700	3,700	4,000	1,000

Planned funding of postretirement obligations	40,500	4,700	5,600	8,800	21,400

Long-term debt	75,000	50,000		25,000

Total Contractual Cash Obligations	$189,600	$77,600	$33,800	$46,400	$31,800

     Purchase orders for inventory and other goods and services are not included in our estimates, as purchase orders generally represent authorizations to buy rather than binding agreements.
     The Board of Directors has authorized the repurchase of shares of the Company’s common stock, at the Company’s discretion. These purchases may be made in open market and negotiated transactions, from time-to-time, depending upon market conditions. At June 30, 2007, we had authorization to purchase an additional 1,500,000 shares.
     Capital resources are obtained from income retained in the business, borrowings under the Company’s long-term debt facilities, and from operating lease arrangements. Additionally, we have revolving credit agreements available for borrowings as required.
     See Note 5 to the consolidated financial statements for details regarding the outstanding debt amounts as of June 30, 2007 and 2006. The average borrowings totaled $75.0 million during fiscal 2007 and 2006. In fiscal 2007, we classified $50.0 million of debt that matures in December 2007 as current as we plan to pay it off with cash at maturity. One-third of the Company’s outstanding debt has been converted from fixed rate U.S. dollar denominated debt to fixed rate Canadian dollar denominated debt through the use of a cross currency swap. As such, consolidated interest expense is affected by changes in the exchange rates of U.S. and Canadian dollars (see Note 6 to the consolidated financial statements). The weighted average interest rate on borrowings under our debt agreements, net of the benefits from interest rate swaps, was 6.8%, 6.7% and 6.5% in fiscal 2007, 2006 and 2005, respectively. The increase in the weighted average interest rate reflects the impact of the strengthening of the Canadian dollar during fiscal 2007 and 2006. We terminated our interest rate swap agreements for favorable settlements in prior years. The settlement gains are being amortized as a reduction in interest expense of $0.8 million per year over the remaining life of the notes through December 2007.

12     Applied Industrial Technologies, Inc. and Subsidiaries

     We manage interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under committed revolving credit agreement and interest rate swaps. At June 30, 2007, we had no variable rate debt or interest rate swaps outstanding. See Note 6 to the consolidated financial statements “Risk Management Activities” for additional discussion on our derivative activities.
     The Company’s working capital at June 30, 2007 was $365.5 million compared to $370.0 million at June 30, 2006. The current ratio was 2.6 at June 30, 2007 and 3.0 at June 30, 2006. The decrease in working capital at June 30, 2007 was primarily due to the increase in long-term debt payable within one year associated with the debt that matures in December 2007.
     The Company amended its five-year committed revolving credit agreement which now expires in June 2012. This agreement provides for unsecured borrowings of up to $150.0 million. We had no borrowings outstanding under this facility at June 30, 2007. Unused lines under this facility, net of outstanding letters of credit, totaling $144.7 million are available to fund future acquisitions or other capital and operating requirements. We also have an uncommitted long-term financing shelf facility which was renewed in fiscal 2007, and now expires in March 2010, that enables us to borrow up to $100.0 million at our discretion with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2007.
     The aggregate annual maturities of outstanding debt are $50.0 million in fiscal 2008 and $25.0 million in fiscal 2011.
     Management expects that cash provided from operations, available credit facilities and the use of operating leases will be sufficient to finance normal working capital needs, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company’s credit standing and financial strength.
CRITICAL ACCOUNTING POLICIES
     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, supplier purchasing incentives receivable, goodwill, other long-lived assets, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.
LIFO Inventory Valuation and Methodology
     U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method, and foreign inventories are valued using the average cost method. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately one-third of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $141.3 million as reflected on our consolidated balance sheet at June 30, 2007. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.” See Note 3 to the consolidated financial statements for further information regarding inventories.
Supplier Purchasing Programs
     We enter into agreements with certain suppliers that provide for inventory purchase incentives. Although these agreements are unique to each supplier, they are generally annual programs that provide for purchase incentives to be earned upon achieving specified purchase volumes. These percentages can increase or decrease based on changes in the volume of purchases.
     We accrue for the receipt of these inventory purchase incentives based upon actual cumulative purchases of inventory and expected total purchases through the life of the program. Each supplier program is analyzed at least quarterly to determine the appropriateness of the amount estimated to be received. Differences between our estimates and actual incentives subsequently received have not been material.
     All benefits under these supplier purchasing programs are recognized under our LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Our accounting for inventory purchase incentives is in accordance with guidance issued by the FASB in EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” While management believes we will continue to receive inventory purchase incentives, there can be no assurance that suppliers will continue to provide comparable amounts of incentives in the future.
Allowances for Slow-Moving and Obsolete Inventories
     We evaluate the recoverability of our slow moving or obsolete inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. Our ability to recover our cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, most of our inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Applied Industrial Technologies, Inc. and Subsidiaries     13

MANAGEMENT’S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Continued
Allowances for Doubtful Accounts
     We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and as a result of changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.
Self-Insurance Liabilities
     We maintain business insurance programs with significant self-insured retention, which cover workers’ compensation, business automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. The Company utilizes independent actuarial firms and other specialists to assist in determining the adequacy of all self-insurance liability reserves. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.
Pension and Other Postemployment Benefit Plans
     The measurement of liabilities related to pension plans and other postemployment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary.
     In 2007, we adopted the recognition and disclosure provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). As a result of our adoption of SFAS 158, we recorded a decrease in other non-current assets of $0.2 million, an increase in postemployment benefits of $7.7 million, and a decrease in accumulated other comprehensive income (loss) of $7.9 million.
Income Taxes
     As of June 30, 2007, the Company had recognized $30.9 million of net deferred tax assets. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.
NEW ACCOUNTING PRONOUNCEMENTS
     In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48, which is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity’s financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any, this interpretation will have on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS 157 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This statement permits companies to measure many financial instruments and certain other items at fair value. We are required to adopt SFAS 159 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.
OTHER MATTERS
     In two of the past three fiscal years, we have acquired distributors thereby extending our business over a broader geographic area. In fiscal 2006, we acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28.6 million. In fiscal 2005, we acquired a Canadian distributor of industrial products for a purchase price of $6.6 million.
     Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

14     Applied Industrial Technologies, Inc. and Subsidiaries

CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT
     This Annual Report to Shareholders, including Management’s Discussion and Analysis, contains statements that are forward-looking based on management’s current expectations about the future. Forward-looking statements are often identified by qualifiers, such as “expect,” “believe,” “plan,” “intend,” “will,” “should,” “could,” “anticipate,” “forecast” and similar expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.
     Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside the Company’s control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company assumes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law.
     Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the prices for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; competitive pressures; the cost of products and energy and other operating costs; disruption of our information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including more volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our financial statements; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of god, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition, or results of operations. We discuss certain of these matters more fully above in “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2007.
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
     The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. The Company had no variable rate borrowings under its committed revolving credit agreement and no interest rate swap agreements outstanding at June 30, 2007. All the Company’s outstanding debt is currently at fixed interest rates at June 30, 2007 and scheduled for repayment in December 2007 and beyond.
     The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company’s net investment in its Canadian operations, is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged, as our Mexican activity is not material. For the year ended June 30, 2007, a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.0 million decrease in net income. A uniform 10% weakening of the U.S. dollar would have resulted in a $1.0 million increase in net income.

Applied Industrial Technologies, Inc. and Subsidiaries     15

STATEMENTS OF CONSOLIDATED INCOME
(In thousands, except per share amounts)

Year Ended June 30,	2007	2006	2005

Net Sales	$2,014,109	$1,900,780	$1,717,055
Cost of Sales	1,466,057	1,386,895	1,262,206

	548,052	513,885	454,849
Selling, Distribution and Administrative, including depreciation	413,041	398,293	366,881

Operating Income	135,011	115,592	87,968

Interest Expense	5,798	5,523	5,816
Interest Income	(3,438)	(2,313)	(1,086)
Other Income, net	(1,179)	(717)	(3,101)

	1,181	2,493	1,629

Income Before Income Taxes	133,830	113,099	86,339

Income Tax Expense	47,808	40,800	31,000

Net Income	$86,022	$72,299	$55,339

Net Income Per Share – Basic	$1.97	$1.62	$1.24

Net Income Per Share – Diluted	$1.93	$1.57	$1.20

See notes to consolidated financial statements.

16     Applied Industrial Technologies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands)

June 30,	2007	2006

Assets
Current assets
Cash and cash equivalents	$119,665	$106,428
Accounts receivable, less allowances of $6,134 and $6,000	248,698	231,524
Inventories	199,886	190,537
Other current assets	32,284	29,955

Total current assets	600,533	558,444

Property – at cost
Land	10,850	10,916
Buildings	69,938	68,136
Equipment	106,006	107,230

	186,794	186,282
Less accumulated depreciation	119,006	115,488

Property – net	67,788	70,794

Goodwill	57,550	57,222
Other assets	51,498	44,211

Total Assets	$777,369	$730,671

Liabilities
Current liabilities
Accounts payable	$97,166	$109,440
Long-term debt payable within one year	50,395
Compensation and related benefits	59,536	54,852
Other current liabilities	27,913	24,139

Total current liabilities	235,010	188,431
Long-term debt	25,000	76,186
Postemployment benefits	36,552	27,441
Other liabilities	29,824	23,791

Total Liabilities	326,386	315,849

Shareholders’ Equity
Preferred stock – no par value; 2,500 shares authorized; none issued or outstanding
Common stock – no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000
Additional paid-in capital	127,569	122,146
Income retained for use in the business	473,899	408,847
Treasury shares – at cost (11,097 and 10,146 shares)	(159,803)	(130,967)
Accumulated other comprehensive (loss) income	(682)	4,796

Total Shareholders’ Equity	450,983	414,822

Total Liabilities and Shareholders’ Equity	$777,369	$730,671

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     17

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

Year Ended June 30,	2007	2006	2005

Cash Flows from Operating Activities
Net income	$86,022	$72,299	$55,339
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	13,489	13,128	13,832
Deferred income taxes	(6,424)	1,000	(3,900)
Stock-based compensation	2,927	2,978	2,437
Amortization of intangibles	1,045	732	992
Provision for losses on accounts receivable	1,462	1,953	1,958
Gain on sale of property	(334)	(294)	(1,427)
Amortization of gain on interest rate swap terminations	(791)	(791)	(790)
Treasury shares contributed to employee benefit and deferred compensation plans	1,921	8,937	9,506
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(17,415)	(17,067)	(9,594)
Inventories	(7,934)	2,103	(10,360)
Other operating assets	(1,369)	(8,066)	(2,658)
Accounts payable	(12,220)	2,223	22,510
Accrued expenses	10,546	(9,282)	3,189

Net Cash provided by Operating Activities	70,925	69,853	81,034

Cash Flows from Investing Activities
Property purchases	(11,192)	(11,057)	(9,208)
Proceeds from property sales	1,275	1,244	4,020
Net cash paid for acquisition of businesses, net of cash acquired of $968 in 2006		(27,672)	(5,914)
Other	(302)	(429)	(1,437)

Net Cash used in Investing Activities	(10,219)	(37,914)	(12,539)

Cash Flows from Financing Activities
Purchases of treasury shares	(33,988)	(54,778)	(14,596)
Dividends paid	(20,970)	(17,973)	(12,740)
Excess tax benefits from share-based compensation	3,885	16,400
Exercise of stock options	2,663	2,569	15,590

Net Cash used in Financing Activities	(48,410)	(53,782)	(11,746)

Effect of Exchange Rate Changes on Cash	941	1,135	720

Increase (decrease) in cash and cash equivalents	13,237	(20,708)	57,469
Cash and cash equivalents at beginning of year	106,428	127,136	69,667

Cash and Cash Equivalents at End of Year	$119,665	$106,428	$127,136

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$42,857	$31,337	$29,624
Interest	$5,488	$5,290	$5,343
See notes to consolidated financial statements.

18     Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(In thousands, except per share amounts)

				Income		Unearned	Accumulated
	Shares of		Additional	Retained	Treasury	Restricted	Other	Total
	Common Stock	Common	Paid-in	for Use in	Shares -	Common Stock	Comprehensive	Shareholders’
For the Years Ended June 30, 2007, 2006 and 2005	Outstanding	Stock	Capital	the Business	at Cost	Compensation	(Loss) Income	Equity

Balance at July 1, 2004	43,886	$10,000	$90,520	$311,922	$(72,870)	$(1,158)	$1,121	$339,535
Net income				55,339				55,339
Unrealized loss on cash flow hedge, net of income tax of $(634)							(1,002)	(1,002)
Unrealized gain on investment securities available for sale, net of income tax of $42							74	74
Increase in minimum pension liability, net of income tax of $(1,643)							(2,858)	(2,858)
Foreign currency translation adjustment, net of income tax of $693							1,676	1,676

Total comprehensive income								53,229

Cash dividends – $.29 per share				(12,740)				(12,740)
Purchases of common stock for treasury	(911)				(14,596)			(14,596)
Treasury shares issued for:
Retirement Savings Plan contributions	446		4,623		3,304			7,927
Exercise of stock options	1,467		4,934		10,656			15,590
Deferred compensation plans	114		728		851			1,579
Compensation expense – stock options and appreciation rights			2,111					2,111
Amortization of restricted common stock compensation			253			326		579
Other			71		(5)	7		73

Balance at June 30, 2005	45,002	10,000	103,240	354,521	(72,660)	(825)	(989)	393,287
Net income				72,299				72,299
Unrealized gain on cash flow hedge, net of income tax of $384							598	598
Unrealized gain on investment securities available for sale, net of income tax of $43							72	72
Reduction in minimum pension liability, net of income tax of $283							542	542
Foreign currency translation adjustment, net of income tax of $1,258							4,573	4,573

Total comprehensive income								78,084

Cash dividends – $.40 per share				(17,973)				(17,973)
Purchases of common stock for treasury	(2,379)				(54,778)			(54,778)
Treasury shares issued for:
Retirement Savings Plan contributions	348		4,892		3,583			8,475
Exercise of stock options	1,088		11,279		(6,945)			4,334
Deferred compensation plans	21		269		193			462
Compensation expense – stock options and appreciation rights			2,658					2,658
Amortization of restricted common stock compensation			320					320
Reclassification of unearned restricted stock compensation due to the adoption of SFAS 123[R]			(825)			825
Other	(13)		313		(360)			(47)

Balance at June 30, 2006	44,067	10,000	122,146	408,847	(130,967)	0	4,796	414,822
Net income				86,022				86,022
Unrealized loss on cash flow hedge, net of income tax of $(59)							(93)	(93)
Unrealized gain on investment securities available for sale, net of income tax of $68							110	110
Increase in minimum pension liability, net of income tax of $(185)							(301)	(301)
Foreign currency translation adjustment, net of income tax of $194							2,703	2,703

Total comprehensive income								88,441

Cash dividends – $.48 per share				(20,970)				(20,970)
Purchases of common stock for treasury	(1,401)				(33,988)			(33,988)
Treasury shares issued for:
Retirement Savings Plan contributions	5		47		65			112
Exercise of stock options	366		796		4,157			4,953
Deferred compensation plans	78		1,613		1,046			2,659
Compensation expense – stock options and appreciation rights			2,494					2,494
Amortization of restricted common stock compensation			433					433
Adjustment to initially apply SFAS 158, net of income tax of $(4,899)							(7,897)	(7,897)
Other	1		40		(116)			(76)

Balance at June 30, 2007	43,116	$10,000	$127,569	$473,899	$(159,803)	$0	$(682)	$450,983

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)
NOTE 1: BUSINESS AND ACCOUNTING POLICIES
Business
     Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) is one of North America’s leading distributors of industrial products. Industrial products include bearings, power transmission components, fluid power components and systems, industrial rubber products, linear components, tools, safety products, general maintenance, and a variety of mill supply products. Fluid power products include hydraulic, pneumatic, lubrication, and filtration components and systems. The Company also provides mechanical, rubber shop and fluid power services. The Company offers technical application support for these products and provides solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company’s sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.
Consolidation
     The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian subsidiaries are included in the consolidated financial statements based upon their fiscal year ended May 31. Prior to June 30, 2006, the Company was considered the primary beneficiary for iSource Performance Materials, LLC (iSource) and included their accounts in the consolidated financial statements. Effective June 30, 2006, the Company ended its venture with iSource and is no longer the primary beneficiary. As of June 30, 2006, iSource’s operating results and balances were no longer included in the Company’s consolidated financial statements.
Foreign Currency
     The financial statements of the Company’s Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in shareholders’ equity. Transaction gains and losses included in the statements of consolidated income were not material.
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
Inventories
     U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2007, approximately one-third of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.” See Note 3 for further information regarding inventories.
     The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company’s ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future

20     Applied Industrial Technologies, Inc. and Subsidiaries

customer demand and relationships with suppliers. Historically, the Company’s inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.
Supplier Purchasing Programs
     The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company’s inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company’s fiscal year end or the supplier’s year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually based upon actual purchases for such period. The incentives are a specified percentage of the Company’s net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company’s LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. The Company’s accounting for inventory purchase incentives is in accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) in EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”
Property and Depreciation
     Property and equipment are recorded at cost. Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings and related improvements are depreciated over ten to thirty years and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment on a quarterly basis or when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. To analyze recoverability, the Company considers market values, where available, or will project undiscounted net future cash flows over the remaining life of such assets. If these market values or projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.
Goodwill and Other Intangible Assets
     Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized.
     The Company recognizes acquired intangible assets such as non-competition agreements, customer relationships, exclusive supplier distribution agreements, and trademarks apart from goodwill. Amortization of intangible assets is computed using the straight-line method over the estimated period of benefit and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period for intangible assets with an unamortized balance as of June 30, 2007 was 7 years for non-competition agreements, 14 years for customer relationships, 12 years for exclusive supplier distribution agreements and 13 years for trademarks.
     Goodwill and other intangible assets are tested for impairment annually as of January 1 or when changes in conditions indicate carrying value may not be recoverable. Impairment exists when the carrying value of goodwill or other intangible assets exceed their fair value. The results of the Company’s annual testing indicated no impairment.
Self-Insurance Liabilities
     The Company maintains business insurance programs with significant self-insured retention, which cover workers’ compensation, business automobile, general product liability and other claims. The Company accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. The Company utilizes independent actuarial firms and other specialists to assist in determining the adequacy of all self-insurance liability reserves.
Revenue Recognition
     Sales are recognized when the sales price is fixed, collectibility is reasonably assured and the product’s title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company recognizes shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based on historical return rates. Sales tax collected from customers is excluded from net sales in the accompanying statements of consolidated income.
Shipping and Handling Costs
     The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income.

Applied Industrial Technologies, Inc. and Subsidiaries     21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
Income Taxes
     Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws.
Net Income Per Share
     The following is a computation of the basic and diluted earnings per share:

Year Ended June 30,	2007	2006	2005

Net Income	$86,022	$72,299	$55,339

Average Shares Outstanding:
Weighted average common shares outstanding for basic computation	43,630	44,620	44,481
Dilutive effect of common stock equivalents	865	1,560	1,610

Weighted average common shares outstanding for dilutive computation	44,495	46,180	46,091

Net Income Per Share – Basic	$1.97	$1.62	$1.24

Net Income Per Share – Diluted	$1.93	$1.57	$1.20

     Options and stock appreciation rights to acquire 460, 301, and 516 shares of common stock were outstanding at June 30, 2007, 2006, and 2005, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.
Stock-Based Compensation
     Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. The adoption of SFAS 123(R) did not have a material impact on the determination of stock based compensation expense. The Company follows the transition guidance of SFAS 123(R) in determining the additional paid-in capital pool.
     Prior to the adoption of SFAS 123(R), all tax benefits resulting from the exercise of stock awards were reported as operating cash flows in the Company’s statements of consolidated cash flows. In accordance with and effective upon the adoption of SFAS 123(R), excess tax benefits are now reported as financing cash flows in the Company’s statements of consolidated cash flows. Excess tax benefits for fiscal year 2005 resulting from the vesting and exercise of stock awards totaled $4,828 and are reported as operating cash flows in the accompanying statements of consolidated cash flows.
     Also effective upon the adoption of SFAS 123(R), the amount of unearned restricted common stock compensation for non-vested awards, previously reported as a separate component of shareholders’ equity, was eliminated against additional paid-in capital.
Treasury Shares
     Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders’ equity in the consolidated balance sheets. The Company uses the weighted average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.
Accumulated Other Comprehensive (Loss) Income
     Accumulated other comprehensive (loss) income is comprised of the following:

June 30,	2007	2006

Unrealized loss in cash flow hedge, net of taxes	$(664)	$(572)
Unrealized gain on investment securities available for sale, net of taxes	256	145
Minimum pension liability, net of taxes		(2,316)
Foreign currency translation, net of taxes	10,240	7,539
Pension liability, net of taxes	(10,514)

Total accumulated other comprehensive (loss) income	$(682)	$4,796

New Accounting Pronouncements
     In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48, which is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity’s financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any, this interpretation may have on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS 157 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.
     In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This statement permits companies to measure many financial instruments and certain other items at fair value. We are required to adopt SFAS 159 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.

22     Applied Industrial Technologies, Inc. and Subsidiaries

Reclassifications
     Certain prior period amounts have been reclassified to conform to current year presentation.
NOTE 2: BUSINESS COMBINATIONS
     In two of the past three fiscal years, the Company acquired distributors to complement and extend its business over a broader geographic area. In fiscal 2006, the Company acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28,639. In 2005, the Company acquired a Canadian distributor of industrial products for a purchase price of $6,599.
     Results of operations of the above acquisitions, which have been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.
NOTE 3: INVENTORIES
     Inventories consist of the following:

June 30,	2007	2006

U.S. inventories at current cost	$294,897	$279,619
Foreign inventories at average cost	46,333	48,547

	341,230	328,166
Less: Excess of current cost over LIFO cost for U.S. inventories	141,344	137,629

Inventories on consolidated balance sheets	$199,886	$190,537

     Reductions in certain U.S. inventories during fiscal 2006 resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidations increased fiscal 2006 gross profit by $1,647, net income by $1,013 and net income per share by $0.02. There were no LIFO layer liquidations during fiscal 2007 and 2005.
NOTE 4: GOODWILL AND OTHER INTANGIBLES
     The changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006, are as follows:

	Service Center Based	Fluid Power
	Distribution Segment	Businesses Segment	Total

Balance at July 1, 2005	$51,083		$51,083
Goodwill acquired during the year	4,801	$259	5,060
Currency translation adjustment	1,079		1,079

Balance at June 30, 2006	$56,963	$259	$57,222
Other, primarily currency translation	341	(13)	328

Balance at June 30, 2007	$57,304	$246	$57,550

     The Company’s intangible assets resulting from business combinations are included in other assets in the consolidated balance sheets and are amortized over their estimated period of benefit and consist of the following:

		Accumulated	Net
June 30, 2007	Amount (a)	Amortization	Book Value

Non-competition agreements	$657	$355	$302
Customer relationships	8,347	1,477	6,870
Exclusive supplier distribution agreements	1,071	311	760
Trademarks	924	144	780

	$10,999	$2,287	$8,712

		Accumulated	Net
June 30, 2006	Amount (a)	Amortization	Book Value

Non-competition agreements	$750	$380	$370
Customer relationships	8,397	954	7,443
Exclusive supplier distribution agreements	1,127	305	822
Trademarks	1,163	174	989

	$11,437	$1,813	$9,624

(a)	Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.
     During fiscal 2006, the Company recorded intangible assets of $200 for non-competition agreements, $4,890 for customer relationships, $290 for exclusive supplier distribution agreements and $750 for trade names in connection with the acquisition of two U.S. distributors of industrial products (see Note 2).
     Amortization expense for other intangible assets totaled $1,045, $732 and $992 in fiscal 2007, 2006, and 2005, respectively. Amortization of other intangible assets at June 30, 2007 is expected to be $1,350 for 2008, $1,250 for 2009, $1,150 for 2010, $1,000 for 2011 and $850 for 2012.

Applied Industrial Technologies, Inc. and Subsidiaries     23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
NOTE 5: DEBT
     Long-term debt consists of:

June 30,	2007	2006

7.98% Private placement debt, due at maturity in November 2010	$25,000	$25,000
6.60% Senior $50,000 unsecured term notes, due at maturity in December 2007, including effects of interest rate swaps (see Note 6)	50,395	51,186

Total long-term debt	75,395	76,186
Less payable within one year	50,395

Total long-term debt less current portion	$25,000	$76,186

     The aggregate annual maturities of long-term debt over the next five years as of June 30, 2007 include $50,395 in fiscal 2008 and $25,000 in fiscal 2011. Based upon current market rates for debt of similar maturities, the Company’s long-term debt had an estimated fair value of $76,995 and $77,305 as of June 30, 2007 and 2006, respectively.
     In June 2007, the Company replaced its existing revolving credit facility with a new five year committed revolving credit facility with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks’ prime rate at interest determination dates. Fees on this facility range from .07% to .15% per year on the average amount of the total revolving credit commitments during the year. Unused lines under this facility, net of outstanding letters of credit ($5,317 for securing certain insurance obligations), totaled $144,683 at June 30, 2007 and are available to fund future acquisitions or other capital and operating requirements. The Company had no borrowings outstanding under this facility at June 30, 2007.
     During March 2007, the Company renewed its agreement with Prudential Insurance Company, for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing at the Company’s sole discretion with terms of up to fifteen years. The new agreement expires in March 2010. At June 30, 2007, there was no borrowing under this agreement.
     The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2007, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2007, the Company was in compliance with all covenants.
NOTE 6: RISK MANAGEMENT ACTIVITIES
     The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company’s written policy. These transactions are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The Company does not hold or issue derivative financial instruments for trading purposes.
     During fiscal 2002, the Company entered into two interest rate swap agreements with two banks which effectively converted the fixed interest rate on the 6.60% senior unsecured term notes to a floating variable rate based on LIBOR. In October 2001 and August 2002, the Company terminated the swap agreements for favorable settlements of $2,000 and $2,500, respectively. These settlement gains are being amortized as a reduction in interest expense of approximately $790 per year over the remaining life of the notes through December 2007. The effect of the swap agreements was to decrease interest expense by $791 in fiscal 2007, $791 in 2006 and $790 in 2005.
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
     The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was a liability of $9,372 and $8,401 at June 30, 2007 and 2006, respectively. These liabilities were recorded in other liabilities and the related unrealized losses are included in accumulated other comprehensive (loss) income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was a liability of $2,343 and $2,100 at June 30, 2007 and 2006, respectively. Changes in the fair value of this derivative instrument are recorded in the statements of consolidated income as a component of other income, net.
NOTE 7: INCOME TAXES
Income Before Income Taxes
     The components of income before income taxes are as follows:

Year Ended June 30,	2007	2006	2005

U.S.	$119,275	$100,462	$77,263
Foreign	14,555	12,637	9,076

Total income before taxes	$133,830	$113,099	$86,339

24     Applied Industrial Technologies, Inc. and Subsidiaries

Provision
     The provision (benefit) for income taxes consists of:

Year Ended June 30,	2007	2006	2005

Current:
Federal	$43,325	$31,100	$28,200
State and local	5,341	3,600	3,700
Foreign	5,566	5,100	3,000

Total current	54,232	39,800	34,900

Deferred:
Federal	(5,914)	900	(4,500)
State and local	(342)	400	(100)
Foreign	(168)	(300)	700

Total deferred	(6,424)	1,000	(3,900)

Total	$47,808	$40,800	$31,000

     The exercise of non-qualified stock options and stock appreciation rights during fiscal 2007, 2006 and 2005 resulted in $2,860, $16,155 and $4,575, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2007 and 2006 resulted in $1,025 and $245, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.
Effective Tax Rates
     The following reconciles the federal statutory income tax rate and the Company’s effective tax rate:

Year Ended June 30,	2007	2006	2005

Statutory tax rate	35.0%	35.0%	35.0%
Effects of:
State and local income taxes	2.3	2.4	2.8
Foreign income taxes	(.8)	(.7)	(.7)
Tax exempt interest	(.3)	(.1)
Non-deductible expenses	.1	.2	.3
Deductible dividend	(.5)	(.6)	(.5)
Non-taxable life insurance settlement			(1.2)
Income tax examinations	.1	(.1)
Other, net	(.2)		.2

Effective tax rate	35.7%	36.1%	35.9%

Consolidated Balance Sheets
     Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2007	2006

Deferred tax assets:
Compensation liabilities not currently deductible	$30,171	$20,091
Reserves not currently deductible	7,454	7,998
Goodwill and other intangibles	563	1,296
Net operating loss carryforwards	438	422

Total deferred tax assets	38,626	29,807

Deferred tax liabilities:
Inventories	(4,061)	(5,471)
Depreciation and differences in property bases	(1,471)	(2,598)
Other	(2,181)	(2,045)

Total deferred tax liabilities	(7,713)	(10,114)

Net deferred tax assets	$30,913	$19,693

     At June 30, 2007 and 2006, $7,710 and $6,169, respectively, of the net deferred tax assets were included in other current assets and $19,597 and $13,524, respectively, were included in other assets in the accompanying consolidated balance sheets. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.
     No provision has been made for income taxes on undistributed earnings of consolidated non-U.S. subsidiaries since it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Determination of the net amount of unrecognized taxes with respect to these earnings is not practicable, however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.
Applied Industrial Technologies, Inc. and Subsidiaries       25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
NOTE 8: SHAREHOLDERS’ EQUITY
Stock-Based Incentive Plans
     The 1997 Long-Term Performance Plan (the “1997 Plan”), which expires in 2012, provides for granting of stock options, stock appreciation rights (“SARs”), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors (the “Committees”) may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committees during regularly scheduled meetings. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2007 and 2006 were 2,601 and 2,050, respectively.
Stock Option and Appreciation Rights
     SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. SAR and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.
     Compensation expense related to stock options and SARs recorded for the years ended June 30, 2007, 2006 and 2005 was $2,494, $2,658 and $2,111, respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of stock-based awards requires management to select a fair value model and make certain estimates and assumptions. The weighted average assumptions used for SAR and stock option grants issued in fiscal 2007, 2006 and 2005 are:

	2007	2006	2005

Expected life, in years	5.1	7.2	8.0
Risk free interest rate	4.8%	4.3%	3.9%
Dividend yield	2.2%	1.4%	2.0%
Volatility	46.7%	42.3%	31.5%

     The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors currently awarded stock-based compensation. The risk free interest rate is based upon the U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the stock options and SARs. The assumed dividend yield has been estimated based upon the Company’s historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company’s common stock for a period equal to the expected life.
     It has been the Company’s practice to issue shares from Treasury to satisfy requirements of SAR and option exercises. SARs are redeemable solely in Company common stock. The exercise price of option awards may be settled by the holder with cash or by tendering Company common stock. A summary of stock option and SAR activity is presented below:

		Weighted
		Average
		Exercise
(Share amounts in thousands)	Shares	Price

2007

Outstanding, beginning of year	2,486	$11.23
Granted	319	22.11
Exercised	(421)	8.61

Outstanding, end of year	2,384	$13.15

Exercisable at end of year	1,533	$10.63

Weighted average fair value of SARs and options granted during year		$8.74

2006

Outstanding, beginning of year	4,302	$8.68
Granted	306	23.40
Exercised	(2,103)	7.76
Expired/canceled	(19)	14.04

Outstanding, end of year	2,486	$11.23

Exercisable at end of year	1,381	$9.85

Weighted average fair value of SARs and options granted during year		$10.29

2005

Outstanding, beginning of year	5,253	$7.87
Granted	516	13.80
Exercised	(1,455)	7.57
Expired/canceled	(12)	7.76

Outstanding, end of year	4,302	$8.68

Exercisable at end of year	2,763	$8.18

Weighted average fair value of SARs and options granted during year		$4.67

26      Applied Industrial Technologies, Inc. and Subsidiaries

     The weighted average remaining contractual terms for SARs/options outstanding and exercisable at June 30, 2007 were 6.3 and 5.4 years, respectively. The aggregate intrinsic values of SARs/options outstanding and exercisable at June 30, 2007 were $31,350 and $16,293, respectively. The aggregate intrinsic value of the SARs/options exercised during fiscal 2007, 2006 and 2005 was $7,887, $41,966 and $12,891, respectively.
     A summary of the status of the Company’s nonvested stock options and SARs at June 30, 2007, all of which are expected to vest, is presented below:

		Weighted
		Average
		Grant-Date
(Share amounts in thousands)	Shares	Fair Value

2007

Nonvested, beginning of year	1,105	$4.61
Granted	319	8.74
Vested	(573)	3.69

Nonvested, end of year	851	$6.77

     As of June 30, 2007, unrecognized compensation cost related to stock options and SARs amounted to $2,787. That cost is expected to be recognized over a weighted average period of 2.6 years. The total fair value of shares vested during fiscal 2007, 2006 and 2005 was $2,116, $2,388 and $2,125, respectively.
Restricted Stock
     Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over a period of one to four years. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period.
     At June 30, 2007 and 2006, the Company had 43 and 63 shares of restricted stock outstanding at weighted average prices of $13.77 and $10.14, respectively. During fiscal 2007, restricted stock was granted at an average grant price of $23.34 per share. Unamortized compensation related to unvested restricted stock awards aggregated $349 and $515 at June 30, 2007 and 2006, respectively. The unamortized compensation cost related to restricted stock is expected to be amortized over the remaining vesting period of 0.8 years.
Long-Term Performance Grants
     The Committee also makes annual awards of three-year performance grants to key officers. A target payout is established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company’s achievement of objective sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company’s common stock price, including dividend reinvestment, over the performance period as compared to the Company’s peers, as defined. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period.
     During fiscal 2007, 2006 and 2005, the Company recorded $549, $540 and $784, respectively, of compensation expense for achievement relative to the total shareholder return-based goals of the Company’s performance grants. At June 30, 2007 and 2006, the Company had accrued $1,174 and $1,308, respectively, for compensation relative to these goals. At June 30, 2007 and 2006, potential compensation expense related to the outstanding performance grants aggregated $2,124 and $1,234, respectively. This compensation expense is expected to be recognized over the remaining performance period of 1.6 years.
Shareholders’ Rights
     In 1998 the Company’s Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company’s common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by the Company’s continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the rights would entitle the holders (other than the acquirer) to buy shares of the Company’s common stock having a market value equal to two times the right’s exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right’s exercise price.
Treasury Shares
     At June 30, 2007, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.
NOTE 9: BENEFIT PLANS
Retirement Savings Plan
     Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2007, 2006 and 2005). The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. Until July 1, 2006, matching contributions were made with the Company’s common stock and were determined quarterly using rates based on achieving pre-determined quarterly earnings per share levels (ranging from 25% to 100% of the first 6% of compensation contributed to the plan). Effective July 1, 2006, the matching contribution is made in cash which is then used by the administrator to purchase Company stock in the open market.
Applied Industrial Technologies, Inc. and Subsidiaries       27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
     The Company’s expense for contributions to the above plan was $11,548, $11,365 and $9,947 during fiscal 2007, 2006 and 2005, respectively.
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
Postemployment Benefit Plans
     The Company provides the following postemployment benefits:
Supplemental Executive Retirement Benefits Plan
     The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant’s compensation.
Qualified Defined Benefit Retirement Plan
     The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. The benefits are based on length of service and date of retirement. These associates do not participate in the Retirement Savings Plan.
Salary Continuation Benefits
     The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rates used in determining the benefit obligation were 6.0% and 5.8% at June 30, 2007 and 2006, respectively.
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
Adoption of Statement of Financial Accounting Standards No. 158
     In September 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS 87, 88, 106, and 132 (R)” (“SFAS 158”). This statement requires a company to recognize the funded status of retirement and other postretirement benefit plans as an asset or liability in its balance sheet, measured as the difference between plan assets at fair value and the benefit obligation. It also requires the Company to recognize changes in that funded status, other than those recognized as components of net periodic benefit cost, in the year in which the changes occur through accumulated other comprehensive income (loss), net of tax. The Company adopted SFAS 158 on a prospective basis effective June 30, 2007.
     The Company uses a June 30 measurement date for all plans. The following illustrates the incremental effect of applying SFAS 158 on individual lines on our consolidated balance sheet as of June 30, 2007:

	Before Application	SFAS 158	Reported as of
	of SFAS 158	Adjustments	June 30, 2007

Other assets	$51,736	$(238)	$51,498
Total Assets	$777,607	$(238)	$777,369
Postemployment benefits	$28,894	$7,658	$36,552
Total Liabilities	$318,728	$7,658	$326,386
Accumulated other comprehensive income (loss), net of tax	$7,215	$(7,897)	$(682)
Total Shareholders’ Equity	$458,880	$(7,897)	$450,983

28      Applied Industrial Technologies, Inc. and Subsidiaries

     The changes in benefit obligations, plan assets and funded status for the plans described above were as follows:

	Pension Benefits		Other Benefits

	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation at beginning of the year	$35,071	$32,035	$3,981	$5,209
Service cost	1,685	1,450	56	55
Interest cost	2,032	1,601	222	253
Plan participants’ contributions			28	28
Benefits paid	(855)	(832)	(223)	(265)
Amendments	1,404		141
Actuarial loss (gain) during year	2,873	817	(32)	(1,299)

Benefit obligation at June 30	$42,210	$35,071	$4,173	$3,981

Change in plan assets:
Fair value of plan assets at beginning of year	$5,254	$4,831
Actual return on plan assets	731	515
Employer contributions	763	740	$194	$237
Plan participants’ contributions			29	28
Benefits paid	(855)	(832)	(223)	(265)

Fair value of plan assets at June 30	$5,893	$5,254	$0	$0

Funded status at June 30	$(36,317)	$(29,817)	$(4,173)	$(3,981)

Net amount recognized:
Obligations in excess of plan assets	$(36,317)	$(29,817)	$(4,173)	$(3,981)
Unrecognized net loss (gain)		11,011		(837)
Unrecognized prior service cost		3,970		98

Net amount recognized	$(36,317)	$(14,836)	$(4,173)	$(4,720)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost	$873	$1,782
Intangible assets		3,403
Current liabilities	(4,541)	(716)	$(270)	$(260)
Noncurrent liabilities	(32,649)	(22,981)	(3,903)	(4,460)
Additional minimum liability recognized in accumulated other comprehensive loss		3,676

Net amount recognized	$(36,317)	$(14,836)	$(4,173)	$(4,720)

Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net actuarial loss (gain)	$12,813		$(760)
Prior service cost	4,716		190

Total accumulated other comprehensive loss (income)	$17,529		$(570)

     The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company selects a discount rate using the Citigroup Pension Liability Index over the estimated duration of the plans.
     The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

	Pension Benefits		Other Benefits

	2007	2006	2007	2005

Discount rate	6.0%	5.8%	6.0%	5.8%
Expected return on plan assets	8.0%	8.0%	N/A	N/A
Rate of compensation increase	5.5%	5.5%	N/A	N/A

     The following table provides information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets:

	Pension Benefits

	2007	2006

Projected benefit obligations	$37,191	$35,071
Accumulated benefit obligations	28,963	28,560

Applied Industrial Technologies, Inc. and Subsidiaries     29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
     The net periodic pension costs are as follows:

	Pension Benefits

	2007	2006	2005

Service cost	$1,685	$1,450	$1,274
Interest cost	2,032	1,601	1,638
Expected return on plan assets	(415)	(381)	(353)
Recognized net actuarial loss	804	784	479
Amortization of prior service cost	658	627	627

Net periodic pension cost	$4,764	$4,081	$3,665

	Other Benefits

	2007	2006	2005

Service cost	$56	$55	$48
Interest cost	222	253	292
Recognized net actuarial (gain) loss	(109)	28	14
Amortization of prior service cost	49	49	49

Net periodic pension cost	$218	$385	$403

     The estimated net loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $941 and $635, respectively. The estimated net gain and prior service cost for the other benefits that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $107 and $45, respectively.
     The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions were 10% as of June 30, 2007 and June 30, 2006, decreasing to 5% by 2012 and 2010, respectively. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2007 and for the year then ended:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease

Effect on total service and interest cost components of periodic expense	$46	$(38)
Effect on post-retirement benefit obligation	$592	$(488)

Obligations and Funded Status Plan Assets
     Applied Industrial Technologies, Inc.’s Qualified Defined Benefit Retirement Plan weighted average asset allocation and target allocation are as follows:

	Target	Percentage of Pension Plan
	Allocation	Assets At Fiscal Year End

	2008	2007	2006

Asset Category:
Equity securities	55-65%	61%	66%
Debt securities	30-35%	33%	34%
Other	0-10%	6%	0%

Total	100%	100%	100%

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
30     Applied Industrial Technologies, Inc. and Subsidiaries

Cash Flows
Employer Contributions
     The Company expects to contribute $4,500 to its pension benefit plans and $200 to its other benefit plans in 2008.
Estimated Future Benefit Payments
     The Company expects to make the following benefit payments, which reflect expected future service:

During Fiscal Years	Pension Benefits	Other Benefits

2008	$4,700	$200
2009	4,500	200
2010	900	300
2011	5,000	300
2012	3,500	300
2013 through 2017	14,600	1,300

NOTE 10: LEASES
     The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2007 are as follows:

2008	$19,200
2009	14,100
2010	10,100
2011	6,600
2012	5,000
Thereafter	10,400

Total minimum lease payments	$65,400

     Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $28,300 in fiscal 2007, $26,700 in 2006 and $25,500 in 2005.
NOTE 11: SEGMENT INFORMATION
     The Company has identified two reportable segments: Service Center Based Distribution and Fluid Power Businesses. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The Fluid Power Businesses segment distributes fluid power components and operates shops that assemble fluid power systems and components, performs equipment repair, and offers technical advice to customers.
     The accounting policies of the Company’s reportable segments are the same as those described in Note 1. Sales between the Service Center Based Distribution segment and the Fluid Power Businesses segment have been eliminated.
     Segment Financial Information:

	Service Center	Fluid Power
	Based Distribution	Businesses	Total

Year Ended June 30, 2007
Net sales	$1,806,284	$207,825	$2,014,109
Operating income	122,684	14,427	137,111
Assets used in the business	715,864	61,505	777,369
Depreciation	12,166	1,323	13,489
Capital expenditures	10,074	1,118	11,192

Year Ended June 30, 2006
Net sales	$1,725,392	$175,388	$1,900,780
Operating income	111,774	11,849	123,623
Assets used in the business	670,619	60,052	730,671
Depreciation	12,019	1,109	13,128
Capital expenditures	10,310	747	11,057

Year Ended June 30, 2005
Net sales	$1,601,531	$115,524	$1,717,055
Operating income	83,059	7,183	90,242
Assets used in the business	660,616	29,554	690,170
Depreciation	13,135	697	13,832
Capital expenditures	8,789	419	9,208

Applied Industrial Technologies, Inc. and Subsidiaries     31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
     A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2007	2006	2005

Operating income for reportable segments	$137,111	$123,623	$90,242
Adjustments for:
Amortization expense of intangibles	1,045	732	992
Corporate and other expense, net (a)	1,055	7,299	1,282

Total operating income	135,011	115,592	87,968
Interest expense, net	2,360	3,210	4,730
Other income, net	1,179	717	3,101

Income before income taxes	$133,830	$113,099	$86,339

(a)	The change in corporate and other expense, net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.
     Net sales by product category are as follows:

Year Ended June 30,	2007	2006	2005

Industrial	$1,614,515	$1,554,589	$1,442,308
Fluid power (b)	399,594	346,191	274,747

Net sales	$2,014,109	$1,900,780	$1,717,055

(b)	The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components, and systems and repair services through the Company’s service centers as well as the fluid power businesses.
     Net sales are presented in the geographic area in which the Company’s customers are located. Information by geographic area is as follows:

Year Ended June 30,	2007	2006	2005

Net Sales:
United States	$1,778,993	$1,686,066	$1,539,143
Canada	211,446	194,594	160,396
Other	23,670	20,120	17,516

Total	$2,014,109	$1,900,780	$1,717,055

Long-Lived Assets:
United States	$111,357	$115,935
Canada	19,440	18,445
Other	3,253	3,260

Total	$134,050	$137,640

     Long-lived assets are comprised of property, goodwill and other intangible assets.
NOTE 12: COMMITMENTS AND CONTINGENCIES
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
     The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
32     Applied Industrial Technologies, Inc. and Subsidiaries

NOTE 13: OTHER INCOME, NET
     Other income, net consists of the following:

Year Ended June 30,	2007	2006	2005

Unrealized loss on cross-currency swap	$243	$595	$901
Unrealized gain on deferred compensation trusts	(1,397)	(869)	(518)
Benefit from payouts on corporate-owned life insurance policies			(2,945)
Gain on sale of investments available for sale			(166)
Other	(25)	(443)	(373)

Total other income, net	$(1,179)	$(717)	$(3,101)

     The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $14,000 and a net cash surrender value of $2,700 at June 30, 2007.
Applied Industrial Technologies, Inc. and Subsidiaries     33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte
To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
     We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2007 and 2006, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Applied Industrial Technologies, Inc. and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Notes 1 and 9, respectively, to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, effective July 1, 2005, and adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, in 2007.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Cleveland, Ohio
August 17, 2007
34     Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT’S REPORT ON INTERNAL CONTROL
          OVER FINANCIAL REPORTING
     The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chairman & Chief Executive Officer and the Vice President – Chief Financial Officer & Treasurer, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
     The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s Management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
     Because of inherent limitations, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the preparation and presentation of the consolidated financial statements and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.
     Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007. This evaluation was based on the criteria set forth in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2007.
     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.
August 17, 2007

David L. Pugh	Mark O. Eisele
Chairman & Chief Executive Officer	Vice President – Chief Financial Officer & Treasurer

Bill L. Purser	Daniel T. Brezovec
President	Corporate Controller
Applied Industrial Technologies, Inc. and Subsidiaries     35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte
To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders’ equity and cash flows as of and for the year ended June 30, 2007 of the Company and our report dated August 17, 2007 expressed an unqualified opinion on those consolidated financial statements.
Cleveland, Ohio
August 17, 2007
36     Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING RESULTS AND MARKET DATA Unaudited
(In thousands, except per share amounts)

					Per Common Share (B)
					Net
	Net	Gross	Operating	Net	Income -	Cash	Price Range
	Sales	Profit	Income	Income	Diluted	Dividend	High	Low

2007 (A)
First Quarter	$492,590	$135,134	$33,377	$21,117	$0.47	$0.12	$25.50	$20.75
Second Quarter	472,365	130,151	28,929	18,568	0.42	0.12	30.00	23.61
Third Quarter	521,129	140,572	34,105	21,697	0.49	0.12	26.95	22.72
Fourth Quarter	528,025	142,195	38,600	24,640	0.56	0.12	30.73	24.26

	$2,014,109	$548,052	$135,011	$86,022	$1.93	$0.48

2006 (A)
First Quarter	$443,205	$122,304	$27,802	$16,850	$0.36	$0.08	$25.03	$21.33
Second Quarter	456,180	121,397	25,214	15,294	0.33	0.10	24.54	20.41
Third Quarter	497,198	136,815	32,085	19,990	0.43	0.10	31.15	22.50
Fourth Quarter	504,197	133,369	30,491	20,165	0.44	0.12	31.67	21.97

	$1,900,780	$513,885	$115,592	$72,299	$1.57	$0.40

2005 (A)
First Quarter	$413,126	$109,522	$21,503	$13,040	$0.29	$0.06	$15.89	$11.73
Second Quarter	404,139	103,948	17,223	9,980	0.22	0.06	21.33	14.83
Third Quarter	446,470	119,293	24,080	16,336	0.35	0.08	20.01	15.19
Fourth Quarter	453,320	122,086	25,162	15,983	0.34	0.08	22.60	16.13

	$1,717,055	$454,849	$87,968	$55,339	$1.20	$0.29

(A)	Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs. Reductions in year-end inventories during the fiscal year ended June 30, 2006 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the year ended June 30, 2006 increased gross profit by $1,647, net income by $1,013 and diluted net income per share by $0.02, respectively. There were no LIFO layer liquidations for fiscal 2007 and 2005.

(B)	On August 10, 2007 there were 6,265 shareholders of record including 3,962 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 10, 2007 was $29.93 per share.
Applied Industrial Technologies, Inc. and Subsidiaries     37

10 YEAR SUMMARY
(In thousands, except per share amounts and statistical data)

	2007	2006	2005	2004	2003

Consolidated Operations –
Year Ended June 30
Net sales	$2,014,109	$1,900,780	$1,717,055	$1,517,004	$1,464,367
Operating income	135,011	115,592	87,968	51,448	36,254
Income before cumulative effect of accounting change	86,022	72,299	55,339	31,471	19,832
Net income	86,022	72,299	55,339	31,471	19,832
Per share data
Income before cumulative effect of accounting change
Basic	1.97	1.62	1.24	0.73	0.47
Diluted	1.93	1.57	1.20	0.71	0.46
Net income
Basic	1.97	1.62	1.24	0.73	0.47
Diluted	1.93	1.57	1.20	0.71	0.46
Cash dividend	0.48	0.40	0.29	0.21	0.21

Year-End Position – June 30
Working capital	$365,523	$370,013	$345,806	$286,022	$259,359
Long-term debt (including amounts classified as current)	75,395	76,186	76,977	77,767	78,558
Total assets	777,369	730,671	690,170	596,841	553,404
Shareholders’ equity	450,983	414,822	393,287	339,535	307,856

Year-End Statistics – June 30
Current ratio	2.6	3.0	2.9	2.9	2.8
Operating facilities	445	452	440	434	440
Shareholders of record	6,242	6,192	6,079	6,154	6,157

38 Applied Industrial Technologies, Inc. and Subsidiaries