Form 10-K, Exhibit 13
period 2008-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2008-08-20
CIK 109563

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
With more than 4,800 associates across North America, Applied Industrial Technologies (“Applied,” the “Company,” “We,” “Us” or “Our”) is an industrial distributor that offers parts critical to the operations of MRO and OEM customers in a wide range of industries. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized fluid power shop, mechanical and fabricated rubber services. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. During fiscal 2008, business was conducted in the United States, Canada, Mexico and Puerto Rico from 459 facilities.
Applied is an authorized distributor for more than 2,000 manufacturers and offers access to approximately 3 million stock keeping units (“SKUs”). A large portion of our business is selling replacement parts to manufacturers for repair or maintenance of machinery and equipment. When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify commonly used comparative metrics such as changes in product mix and volume.
Our fiscal 2008 sales hit a record $2.1 billion dollars, an increase of 3.7% compared to the prior year. Our operating income and earnings per share increased 13.2% and 13.5%, respectively, compared to the prior year. Significant factors that contributed to these increases included the growth and improved profitability of the service center based distribution business, and the impact of acquired businesses. Gross margin held steady at 27.2%. In addition, the rate of growth in selling, distribution and administrative expense for fiscal 2008 was held below the rate of increase in sales, coming in at less than 1.0%.
Our consolidated balance sheet remains strong as shown by the increase in shareholders’ equity from the June 30, 2007 level. Management of our working capital and strong earnings resulted in cash provided by operations of $110.3 million, more than 50% higher than fiscal 2007’s $70.9 million. Working capital increased $43.7 million from June 30, 2007 to $409.2 million at June 30, 2008.
Applied monitors the Purchasing Managers Index (PMI) published by the Institute for Supply Management and the Manufacturers Capacity Utilization (MCU) index published by the Federal Reserve Board and considers these indices key indicators of potential business environment changes.
Both the PMI and the MCU signaled a weakening economy in fiscal 2008. Our sales activity traditionally lags these key indicators by approximately 6 months. Consistent with these indicators, we saw greater sales increase percentages in the first half of fiscal 2008 versus the second half.
Industrial production in the United States slowed in this fiscal year and there continues to be projected softness in the industrial economy in fiscal 2009 as reflected in the PMI and MCU indices.
Exclusive of the impact of any acquisitions subsequent to June 30, 2008, we are forecasting our sales in fiscal 2009 to increase in the 2.0% to 7.0% range and our gross profit percentage to be consistent with fiscal 2008 levels. In fiscal 2009, the gross profit margin will be highly dependent on our ability to manage and recover supplier price increases. We anticipate that fiscal 2009 supplier purchasing incentives will be consistent with the fiscal 2008 levels. While we consider these purchasing incentives to be compensation for various sales, marketing and logistics services performed, when they are recognized in our statements of consolidated income, they are accounted for as a reduction of cost of sales as required by the Financial Accounting Standards Board (“FASB”) rules. Our overall growth in selling, distribution and administrative expense (“SD&A”) most likely will exceed our goal of one half the rate of sales growth due to continued investments in initiatives that are expected to build profitable future growth.
YEAR ENDED JUNE 30, 2008 vs. 2007
Net sales in fiscal 2008 were $2.1 billion or 3.7% above the prior year sales. This increase was due to improvements in our service center based distribution sales of 3.3% and in our fluid power businesses’ sales of 7.7%. The increase in service center based distribution sales was primarily driven by an increase in national contract business and the recovery of supplier price increases. Within the service center based distribution segment, the impact of the strengthening Canadian currency was largely offset by a 9.3% volume decline in our Canadian market. The increase in sales at our fluid power businesses was approximately 45% attributable to favorable currency fluctuations at the Canadian locations and approximately 25% related to the VYCMEX S.A. de C.V. (“VYCMEX”) acquisition. Also contributing to these increases was an additional sales day in fiscal 2008 compared to fiscal 2007.
The sales product mix for fiscal 2008 was 80.0% industrial products and 20.0% fluid power products compared to 80.2% industrial and 19.8% fluid power in the prior year.
At June 30, 2008, we had a total of 459 operating facilities in the U.S., Canada and Mexico versus 445 at June 30, 2007. The increase in facilities is largely attributed to 5 facilities from the acquisition of VYCMEX midway through the fiscal year and 10 facilities from the acquisition of Suministros Industriales Enol, S.A. de C.V. (“Enol”) at the end of fiscal 2008.
Our gross profit margin maintained the 27.2% achieved in fiscal 2007. Slightly higher levels of supplier purchasing incentives were largely offset by continued pressures in gross profit margin with national contracts. LIFO inventory layer liquidations resulted in a $0.6 million positive impact during fiscal 2008.
SD&A consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A increased 0.8% during fiscal 2008 compared to the prior year, but decreased as a percent of sales to 19.9% from 20.5% in 2007. Approximately one third of the fiscal 2008 increase was attributable to SD&A amounts of businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.
Operating income increased 13.2% to $152.8 million during fiscal 2008 from $135.0 million during 2007. As a percent of sales, operating income increased to 7.3% in fiscal 2008 from 6.7% in 2007. The $17.8 million increase in operating income during fiscal 2008 primarily reflects the impact of higher sales at a stable gross profit percentage with only modest increases in SD&A expenses.
10    Applied Industrial Technologies, Inc. and Subsidiaries

Interest expense, net decreased by 62.6% or $1.5 million during fiscal 2008 compared with the prior year, primarily due to repayment of $50.0 million of long-term debt in December 2007.
Other expense (income), net, represents certain non-operating items of income and expense. This line decreased $1.4 million due primarily to the loss in market value in investments held by deferred compensation trusts.
Income tax expense as a percentage of income before taxes was 37.1% for fiscal 2008 and 35.7% for 2007. The increase in the effective tax rate was due to higher effective state tax rates in the current year and U.S. federal tax law changes which have eliminated the deductibility of certain expenses. Exclusive of the impact of any acquisitions subsequent to June 30, 2008, we expect our overall tax rate for fiscal 2009 to rise to around 37.5%, primarily due to the full year impact of the items noted above.
As a result of the factors addressed above, net income for fiscal 2008 increased $9.4 million or 11.0% from the prior year. Net income per share increased 13.5% to $2.19 in fiscal 2008 from $1.93 in 2007. During fiscal 2008 and 2007, we repurchased 1.1 million and 1.4 million shares, respectively, which resulted in fewer shares outstanding for the year compared to the prior year. The buybacks in fiscal 2008 contributed approximately $0.03 cents per share.
The number of Company associates was 4,831 at June 30, 2008 and 4,649 at June 30, 2007.
YEAR ENDED JUNE 30, 2007 vs. 2006
Net sales in fiscal 2007 were $2.0 billion or 6.0% above the prior year sales. This increase was primarily due to the improvement in our service center based distribution sales and the impact of our acquisitions which accounted for approximately one quarter of the increase in sales. The increase in service center based distribution sales was driven by sales mix, volume, the recovery of supplier price increases, sales generated by acquired businesses and the strengthening of the Canadian currency. The majority of the increase in sales at our fluid power businesses was attributable to businesses acquired in fiscal 2006 which were only included for a portion of that year. There was one less sales day in fiscal 2007 compared to fiscal 2006.
The sales product mix for fiscal 2007 was 80.2% industrial products and 19.8% fluid power products compared to 81.8% industrial and 18.2% fluid power in the prior year. Business acquisitions accounted for most of the shift in sales product mix.
At June 30, 2007, we had a total of 445 operating facilities in the U.S., Canada and Mexico versus 452 at June 30, 2006.
Gross profit margin increased to 27.2% during fiscal 2007 from 27.0% during fiscal 2006. The increase in gross profit margin during fiscal 2007 primarily reflected higher levels of supplier purchasing incentives. LIFO inventory layer liquidations resulted in a $1.6 million positive impact during fiscal 2006.
SD&A increased 3.7% during fiscal 2007 compared to the prior year, but decreased as a percent of sales to 20.5% from 21.0% in 2006. Approximately half of the fiscal 2007 increase was attributable to SD&A amounts of businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.
Operating income increased 16.8% to $135.0 million during fiscal 2007 from $115.6 million during 2006. As a percent of sales, operating income increased to 6.7% in fiscal 2007 from 6.1% in 2006. The $19.4 million increase in operating income during fiscal 2007 was primarily due to the increase in gross profit generated by the service center based distribution business, reflecting higher sales and supplier purchasing incentives, as well as control on the growth of SD&A expenses and the impact of acquired businesses.
Interest expense, net decreased by 26.5% or $0.9 million during fiscal 2007 compared with the prior year, primarily due to an increase in interest income associated with higher average balances of temporary investments and higher interest rates.
Other expense (income), net, increased $0.5 million due primarily to appreciation in investments held by deferred compensation trusts.
Income tax expense as a percentage of income before taxes was 35.7% for fiscal 2007 and 36.1% for 2006. The decrease in the effective tax rate was due to higher levels of non-taxable interest income in fiscal year 2007.
Net income for fiscal 2007 increased $13.7 million or 19.0% from the prior year, reflecting the increases in sales and margins. Net income per share increased 22.9% to $1.93 in fiscal 2007 from $1.57 in 2006. During fiscal 2007, we repurchased 1.4 million shares, which resulted in fewer shares outstanding for the year compared to the prior year.

The number of Company associates was 4,649 at June 30, 2007 and 4,684 at June 30, 2006.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables and managing the timing of payments to suppliers. We continue to monitor and control our investments in inventories and receivables by taking advantage of supplier purchasing programs, making internal information system enhancements and accelerating receivables collection through improvements in invoice delivery, customer communications, and expanded external collection efforts. We generated $110.3 million of cash from operating activities during fiscal 2008, $70.9 million during 2007, and $69.9 million during 2006. Cash provided from operations in fiscal 2008 benefited from our strong operating results. The operating cash flow increase was largely generated by a lower receivables balance, timing of certain supplier payments and improved net income. Cash flows from operations in fiscal 2007 were also impacted by the timing of certain income tax payments and the timing of receipts from certain supplier purchasing programs. In fiscal 2007, we changed how we fund our contributions to the Applied Industrial Technologies Retirement Savings Plan (section 401(k) plan). We contribute cash (which is then used by the administrator to purchase Company stock in the open market) whereas previously we satisfied our obligation by contributing treasury shares. This reduced operating cash flow in fiscal 2007 by approximately $6.0 million.
Cash used by investing activities was $26.8 million during fiscal 2008, $10.2 million during 2007 and $37.9 million during 2006. Cash was primarily used for acquisitions in fiscal 2008 and fiscal 2006, whereas it was primarily used for capital expenditures in fiscal 2007. In fiscal 2008, we acquired two Mexican distributors for $28.7 million, of which $22.1 million was paid at closing, net of cash acquired. In fiscal 2006, we acquired two U.S. distributors for $28.6 million, of which $27.7 million was paid at closing, net of cash acquired. Capital expenditures consisted primarily of information technology equipment, and buildings and improvements.
Applied Industrial Technologies, Inc. and Subsidiaries    11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Continued
Exclusive of the impact of any acquisitions subsequent to June 30, 2008, for fiscal 2009, our capital expenditures are expected to be in the $10.0 million to $12.0 million range, consisting primarily of additional information system technology equipment and infrastructure investments. Depreciation for fiscal 2009 is expected to be in the range of $12.5 million to $13.5 million.
Cash used in financing activities was $103.5 million during fiscal 2008, $48.4 million during 2007 and $53.8 million during 2006. The increase in cash used in financing activities is primarily due to repayment of $50.0 million long-term debt in December 2007. We increased our quarterly dividend to $0.15 per share in fiscal 2008 which accounted for approximately $4.8 million of this increase. The amount of the dividend paid is based on judgment, financial performance and payout guidelines consistent with other industrial companies.
Comparing fiscal 2007 and fiscal 2006, we repurchased fewer shares, accounting for a reduction of $20.8 million of cash used. Partially offsetting this was $12.5 million in lower excess tax benefits from share-based compensation due to fewer exercises of stock options. Finally, the full year impact of the fiscal 2006 dividend rate increases accounted for an additional $3.0 million use of cash in fiscal 2007 versus fiscal 2006. Over the last three fiscal years, we repurchased 1.1 million, 1.4 million and 2.4 million shares of the Company’s common stock at an average price per share of $29.02, $24.26 and $23.05, respectively.
The following table shows the Company’s approximate obligations and commitments to make future payments under contractual obligations as of June 30, 2008 (in thousands):

		Period Less	Period	Period	Period
	Total	Than 1 yr.	1-3 yrs.	4-5 yrs.	over 5 yrs.
Operating leases	$68,100	$20,700	$24,300	$13,000	$10,100

Interest payments on debt	5,000	2,000	3,000

Planned funding of postretirement obligations	42,600	3,200	8,300	8,700	22,400

Long-term debt	25,000		25,000

Total Contractual Cash Obligations	$140,700	$25,900	$60,600	$21,700	$32,500

Purchase orders for inventory and other goods and services are not included in our estimates, as purchase orders generally represent authorizations to buy rather than binding agreements. The table above excludes the liability for unrecognized income tax benefits as the Company is unable to make a reasonable estimate regarding the timing of cash settlements with the respective taxing authorities. At June 30, 2008, the Company has a gross liability for unrecognized income tax benefits of $2,498, including interest and penalties of $494.
The Board of Directors has authorized the repurchase of shares of the Company’s stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2008, we had authorization to purchase an additional 1,065,100 shares.
Capital resources are obtained from income retained in the business, borrowings under the Company’s long-term debt facilities, and from operating lease arrangements. Additionally, we have credit facilities available for borrowings as required.
See Note 5 to the consolidated financial statements for details regarding the outstanding debt amounts as of June 30, 2008 and 2007. The average borrowings totaled $47.1 million during fiscal 2008 and $75.0 million during fiscal 2007. In fiscal 2008, we paid off $50.0 million of debt that matured in December 2007. The Company’s remaining outstanding debt has been converted from fixed rate U.S. dollar denominated debt to fixed rate Canadian dollar denominated debt through the use of a cross currency swap. As such, consolidated interest expense is affected by changes in the exchange rates of U.S. and Canadian dollars (see Note 6 to the consolidated financial statements). The weighted average interest rate on borrowings under our debt agreements, net of the benefits from interest rate swaps, was 8.4%, 6.8% and 6.7% in fiscal 2008, 2007 and 2006, respectively. The increase in the weighted average interest rate reflects the impact of the strengthening of the Canadian dollar. We terminated certain interest rate swap agreements for favorable settlements in prior years. The settlement gains were amortized as a reduction in interest expense of $0.8 million per year through December 2007.
We manage interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under committed revolving credit agreement and interest rate swaps. At June 30, 2008, we had no variable rate debt or interest rate swaps outstanding. See Note 6 to the consolidated financial statements for additional discussion on our derivative activities.
The Company’s working capital at June 30, 2008 was $409.2 million compared to $365.5 million at June 30, 2007. The current ratio was 3.1 at June 30, 2008 and 2.6 at June 30, 2007. The increase in working capital at June 30, 2008 was primarily due to strong operating cash flows.
The Company has a five-year committed revolving credit agreement which expires in June 2012. This agreement provides for unsecured borrowings of up to $150.0 million. We had no borrowings outstanding under this facility at June 30, 2008. Unused lines under this facility, net of outstanding letters of credit totaling $144.9 million, are available to fund future acquisitions or other capital and operating requirements. We also have an uncommitted long-term financing shelf facility which expires in March 2010, that enables us to borrow up to $100.0 million at our discretion with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2008.
The aggregate annual maturity of outstanding debt is $25.0 million due in fiscal 2011.
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
12    Applied Industrial Technologies, Inc. and Subsidiaries

SUBSEQUENT EVENT
On July 14, 2008, Applied entered into an agreement to acquire certain assets of Fluid Power Resource, LLC, including seven fluid power businesses for cash consideration of $169.0 million. The Company intends to fund the acquisition by drawing down its existing revolving credit facility and from its available cash. These businesses employ 455 people and for the year ended December 31, 2007 had sales of approximately $244.0 million. Results of operations acquired will be included in the Company’s results of operations from the date of closing.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.
LIFO Inventory Valuation and Methodology
U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method, and foreign inventories are valued using the average cost method. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately one-third of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $150.1 million as reflected on our consolidated balance sheet at June 30, 2008. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.” See Note 3 to the consolidated financial statements for further information regarding inventories.
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
Self-Insurance Liabilities
We maintain business insurance programs with significant self-insured retention covering workers’ compensation, business, automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.
Pension and Other Postemployment Benefit Plans
The measurement of liabilities related to pension plans and other post-employment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company’s pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. A 1% decrease in the discount rate would result in an additional liability of $3.3 million and additional expense of $0.3 million. A 1% increase in the discount rate would result in a decrease in the liability of $2.9 million and a decrease in expense of $0.3 million. A 1% decrease in the salary scale would result in a decrease in the liability and expense of $1.3 million and $0.3 million, respectively. A 1% increase in the salary scale would increase the liability and expense by $1.5 million and $0.3 million, respectively. A 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.
In fiscal 2007, we adopted FASB Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). As a result of our adoption of SFAS 158 in fiscal 2007, we recorded a decrease in other non-current assets of $0.2 million, an increase in postemployment benefits of $7.7 million, and a decrease in accumulated other comprehensive income (loss) of $7.9 million.
Applied Industrial Technologies, Inc. and Subsidiaries    13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Continued
Income Taxes
As of June 30, 2008, the Company had recognized $35.1 million of net deferred tax assets. This figure includes a valuation allowance of $1.0 million recorded as a result of recent changes in U.S. federal income tax regulations which resulted in limitations to the deductibility of certain expenses. Management believes that sufficient income will be earned in the future to realize its other deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48, which is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity’s financial statements prior to their resolution with taxing authorities. In accordance with FIN 48, the Company recognized an immaterial cumulative effect adjustment decreasing its liability for unrecognized tax benefits, interest, and penalties and increasing the July 1, 2007 balance of retained earnings. See Note 7 for more information on income taxes.
NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements; it does not expand the use of fair value in any new circumstances. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. At its February 6, 2008 meeting, the FASB agreed to defer for one year the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The impact of SFAS 157 on our consolidated financial statements is not expected to be material.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This statement permits companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The impact of SFAS 159 on our consolidated financial statements is not expected to be material.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires most assets acquired and liabilities assumed in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and, therefore, will be effective for the Company for business combinations entered into after July 1, 2009.
OTHER MATTERS
In two of the past three fiscal years, we have acquired distributors thereby extending our business over a broader geographic area. In fiscal 2008, we acquired two Mexican based distributors of industrial and fluid power products for a combined purchase price of $28.7 million. In fiscal 2006, we acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28.6 million.
Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.
CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT
This Annual Report to Shareholders, including Management’s Discussion and Analysis, contains statements that are forward-looking based on management’s current expectations about the future. Forward-looking statements are often identified by qualifiers, such as “guidance,” “expect,” “expectation,” “believe,” “plan,” “intend,” “will,” “should,” “could,” “anticipate,” “forecast” and similar expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.
14    Applied Industrial Technologies, Inc. and Subsidiaries

Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside the Company’s control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of those statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company assumes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law. Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the prices for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; competitive pressures; the cost of products and energy and other operating costs; disruption of our information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including more volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of god, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2008.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has evaluated its exposure to various market risk factors, including but not limited to, interest rate and foreign currency exchange risks. The Company is primarily affected by market risk exposure through the effect of changes in exchange rates and changes in interest rates.
The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company’s net investment in its Canadian operations, is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged. For the year ended June 30, 2008, a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.3 million decrease in net income. A uniform 10% weakening of the U.S. dollar would have resulted in a $0.7 million increase in net income.
The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. The Company had no variable rate borrowings under its committed revolving credit agreement and no interest rate swap agreements outstanding at June 30, 2008. The Company’s outstanding debt is currently at fixed interest rates at June 30, 2008 and scheduled for repayment in November 2010.
Applied Industrial Technologies, Inc. and Subsidiaries    15

STATEMENTS OF CONSOLIDATED INCOME
(In thousands, except per share amounts)

Year Ended June 30,	2008	2007	2006
Net Sales	$2,089,456	$2,014,109	$1,900,780
Cost of Sales	1,520,173	1,466,057	1,386,895

	569,283	548,052	513,885
Selling, Distribution and Administrative, including depreciation	416,459	413,041	398,293

Operating Income	152,824	135,011	115,592

Interest Expense	4,939	5,798	5,523
Interest Income	(4,057)	(3,438)	(2,313)
Other Expense (Income), net	227	(1,179)	(717)

	1,109	1,181	2,493

Income Before Income Taxes	151,715	133,830	113,099

Income Tax Expense	56,259	47,808	40,800

Net Income	$95,456	$86,022	$72,299

Net Income Per Share – Basic	$2.23	$1.97	$1.62

Net Income Per Share – Diluted	$2.19	$1.93	$1.57

See notes to consolidated financial statements.
16    Applied Industrial Technologies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands)

June 30,	2008	2007
Assets
Current assets
Cash and cash equivalents	$101,830	$119,665
Accounts receivable, less allowances of $6,119 and $6,134	245,119	248,698
Inventories	210,723	199,886
Other current assets	48,525	32,284

Total current assets	606,197	600,533

Property – at cost
Land	10,639	10,850
Buildings	71,142	69,938
Equipment	108,162	106,006

	189,943	186,794
Less accumulated depreciation	124,946	119,006

Property – net	64,997	67,788

Goodwill	64,685	57,550
Other intangibles	19,164	8,712
Other assets	43,728	42,786

Total Assets	$798,771	$777,369

Liabilities
Current liabilities
Accounts payable	$109,822	$97,166
Long-term debt payable within one year		50,395
Compensation and related benefits	56,172	59,536
Other current liabilities	31,017	27,913

Total current liabilities	197,011	235,010
Long-term debt	25,000	25,000
Postemployment benefits	37,746	36,552
Other liabilities	36,939	29,824

Total Liabilities	296,696	326,386

Shareholders’ Equity
Preferred stock – no par value; 2,500 shares authorized; none issued or outstanding
Common stock – no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000
Additional paid-in capital	133,078	127,569
Income retained for use in the business	543,692	473,899
Treasury shares – at cost (11,923 and 11,097 shares)	(190,944)	(159,803)
Accumulated other comprehensive income (loss)	6,249	(682)

Total Shareholders’ Equity	502,075	450,983

Total Liabilities and Shareholders’ Equity	$798,771	$777,369

See notes to consolidated financial statements.
Applied Industrial Technologies, Inc. and Subsidiaries    17

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

Year Ended June 30,	2008	2007	2006
Cash Flows from Operating Activities
Net income	$95,456	$86,022	$72,299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,776	13,489	13,128
Deferred income taxes	(5,809)	(6,424)	1,000
Share-based compensation	3,376	2,927	2,978
Amortization of intangibles	1,663	1,045	732
Provision for losses on accounts receivable	2,595	1,462	1,953
Gain on sale of property	(1,214)	(334)	(294)
Amortization of gain on interest rate swap terminations	(395)	(791)	(791)
Treasury shares contributed to employee benefit and deferred compensation plans	812	1,921	8,937
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	8,306	(17,415)	(17,067)
Inventories	(1,484)	(7,934)	2,103
Other operating assets	(13,950)	(1,369)	(8,066)
Accounts payable	11,881	(12,220)	2,223
Other operating liabilities	(3,710)	10,546	(9,282)

Net Cash provided by Operating Activities	110,303	70,925	69,853

Cash Flows from Investing Activities
Property purchases	(8,410)	(11,192)	(11,057)
Proceeds from property sales	1,372	1,275	1,244
Net cash paid for acquisition of businesses, net of cash acquired of $2,355 and $968 in 2008 and 2006, respectively	(22,105)		(27,672)
Other	2,304	(302)	(429)

Net Cash used in Investing Activities	(26,839)	(10,219)	(37,914)

Cash Flows from Financing Activities
Long-term debt repayment	(50,000)
Purchases of treasury shares	(33,224)	(33,988)	(54,778)
Dividends paid	(25,728)	(20,970)	(17,973)
Excess tax benefits from share-based compensation	3,761	3,885	16,400
Exercise of stock options	1,664	2,663	2,569

Net Cash used in Financing Activities	(103,527)	(48,410)	(53,782)

Effect of Exchange Rate Changes on Cash	2,228	941	1,135

(Decrease) increase in cash and cash equivalents	(17,835)	13,237	(20,708)

Cash and cash equivalents at beginning of year	119,665	106,428	127,136

Cash and Cash Equivalents at End of Year	$101,830	$119,665	$106,428

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$60,049	$42,857	$31,337
Interest	$4,763	$5,488	$5,290
See notes to consolidated financial statements.
18    Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
(In thousands, except per share amounts)

				Income		Unearned	Accumulated
	Shares of		Additional	Retained	Treasury	Restricted	Other	Total
	Common Stock	Common	Paid-in	for Use in	Shares -	Common Stock	Comprehensive	Shareholders’
For the Years Ended June 30, 2008, 2007 and 2006	Outstanding	Stock	Capital	the Business	at Cost	Compensation	(Loss) Income	Equity
Balance at July 1, 2005	45,002	$10,000	$103,240	$354,521	$(72,660)	$(825)	$(989)	$393,287
Net income				72,299				72,299
Unrealized gain on cash flow hedge, net of income tax of $384							598	598
Unrealized gain on investment securities available for sale, net of income tax of $43							72	72
Reduction in minimum pension liability, net of income tax of $283							542	542
Foreign currency translation adjustment, net of income tax of $1,258							4,573	4,573

Total comprehensive income								78,084

Cash dividends – $.40 per share				(17,973)				(17,973)
Purchases of common stock for treasury	(2,379)				(54,778)			(54,778)
Treasury shares issued for:
Retirement Savings Plan contributions	348		4,892		3,583			8,475
Exercise of stock options	1,088		11,279		(6,945)			4,334
Deferred compensation plans	21		269		193			462
Compensation expense – stock options and appreciation rights			2,658					2,658
Amortization of restricted common stock compensation			320					320
Reclassification of unearned restricted stock compensation due to the adoption of SFAS 123(R)			(825)			825
Other	(13)		313		(360)			(47)

Balance at June 30, 2006	44,067	10,000	122,146	408,847	(130,967)	0	4,796	414,822
Net income				86,022				86,022
Unrealized loss on cash flow hedge, net of income tax of $(59)							(93)	(93)
Unrealized gain on investment securities available for sale, net of income tax of $68							110	110
Increase in minimum pension liability, net of income tax of $(185)							(301)	(301)
Foreign currency translation adjustment, net of income tax of $194							2,703	2,703

Total comprehensive income								88,441

Cash dividends – $.48 per share				(20,970)				(20,970)
Purchases of common stock for treasury	(1,401)				(33,988)			(33,988)
Treasury shares issued for:
Retirement Savings Plan contributions	5		47		65			112
Exercise of stock options	366		796		4,157			4,953
Deferred compensation plans	78		1,613		1,046			2,659
Compensation expense – stock options and appreciation rights			2,494					2,494
Amortization of restricted common stock compensation			433					433
Adjustment to initially apply SFAS 158, net of income tax of $(4,899)							(7,897)	(7,897)
Other	1		40		(116)			(76)

Balance at June 30, 2007	43,116	10,000	127,569	473,899	(159,803)	0	(682)	450,983
Net income				95,456				95,456
Unrealized gain on cash flow hedge, net of income tax of $414							645	645
Unrealized gain on investment securities available for sale, net of income tax of $50							82	82
Pension and postemployment adjustment, net of income tax of $293							478	478
Foreign currency translation adjustment, net of income tax of $912							5,726	5,726

Total comprehensive income								102,387

Cash dividends – $.60 per share				(25,728)				(25,728)
Purchases of common stock for treasury	(1,145)				(33,224)			(33,224)
Treasury shares issued for:
Exercise of stock options	315		1,800		2,330			4,130
Deferred compensation plans	26		410		402			812
Compensation expense – stock options and appreciation rights			2,999					2,999
Amortization of restricted common stock compensation			377					377
Other	(22)		(77)	65	(649)			(661)

Balance at June 30, 2008	42,290	$10,000	$133,078	$543,692	$(190,944)	$0	$6,249	$502,075

See notes to consolidated financial statements.
Applied Industrial Technologies, Inc. and Subsidiaries    19

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
Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian and Mexican subsidiaries are included in the consolidated financial statements for the 12 months ended May 31. Prior to June 30, 2006, the Company was considered the primary beneficiary for iSource Performance Materials, LLC (iSource), a certified minority-owned distributor, and included their accounts in the consolidated financial statements. Effective June 30, 2006, the Company ended its venture with iSource and stopped including its operating results and balances in the Company’s consolidated financial statements.
Foreign Currency
The financial statements of the Company’s Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income (loss) in shareholders’ equity. Transaction gains and losses included in the statements of consolidated income were not material.
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
Marketable Securities
The primary marketable security investments of the Company, included in other assets, are classified as trading securities and reported at fair value, based on quoted market prices. These marketable securities (money market and mutual funds) totaled $10,527 and $10,925 at June 30, 2008 and 2007, respectively. Unrealized gains and losses are recorded in other expense (income), net in the statements of consolidated income and reflect changes in the fair value of the investment during the period.
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
Inventories
U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2008, approximately one-third of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.” See Note 3 for further information regarding inventories.
20    Applied Industrial Technologies, Inc. and Subsidiaries

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
Supplier Purchasing Programs
The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company’s inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company’s fiscal year end or the supplier’s year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually based upon actual purchases for such period. The incentives are generally a specified percentage of the Company’s net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company’s LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. The Company’s accounting for inventory purchase incentives is in accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) in EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” Accrued incentives expected to be settled as a credit against purchases are reported on the consolidated balance sheet as an offset to amounts due to the related supplier.
Property and Depreciation
Property and equipment are recorded at cost. Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.
Goodwill and Other Intangible Assets
Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized.
The Company recognizes acquired intangible assets such as customer relationships, exclusive supplier distribution agreements, trade names, and non-competition agreements apart from goodwill. Customer relationship intangibles are amortized using the sum-of-the years digits method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other intangible assets is computed using the straight-line method over the estimated period of benefit. Amortization of intangible assets is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period for intangible assets with an unamortized balance as of June 30, 2008 was 12 years for customer relationships, 11 years for exclusive supplier distribution agreements, 11 years for trade names, and 8 years for non-competition agreements.
Goodwill and other intangible assets are tested for impairment annually as of January 1 or when changes in conditions indicate carrying value may not be recoverable. Impairment exists when the carrying value of goodwill or other intangible assets exceed their fair value. The results of the Company’s annual testing indicated no impairment.
Self-Insurance Liabilities
The Company maintains business insurance programs with significant self-insured retention covering workers’ compensation, business, automobile, general product liability and other claims. The Company accrues estimated losses including those incurred but not reported using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions.
Revenue Recognition
Sales are recognized when the sales price is fixed, collectibility is reasonably assured and the product’s title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company charges shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based on historical return rates. Sales tax collected from customers is excluded from net sales in the accompanying statements of consolidated income.
Shipping and Handling Costs
The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $17,000, $16,000 and $15,500 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.
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
Effective July 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods.
Net Income Per Share
The following is a computation of the basic and diluted earnings per share:

Year Ended June 30,	2008	2007	2006
Net Income	$95,456	$86,022	$72,299

Average Shares Outstanding:
Weighted average common shares outstanding for basic computation	42,797	43,630	44,620
Dilutive effect of common stock equivalents	755	865	1,560

Weighted average common shares outstanding for dilutive computation	43,552	44,495	46,180

Net Income Per Share – Basic	$2.23	$1.97	$1.62

Net Income Per Share – Diluted	$2.19	$1.93	$1.57

Options to acquire and stock appreciation rights relating to 255, 460, and 301 shares of common stock were outstanding at June 30, 2008, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.
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
Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is comprised of the following:

June 30,	2008	2007
Unrealized loss on cash flow hedge, net of taxes	$(19)	$(664)
Unrealized gain on investment securities available for sale, net of taxes	338	256
Foreign currency translation, net of taxes	15,966	10,240
Pension liability, net of taxes	(10,036)	(10,514)

Total accumulated other comprehensive income (loss)	$6,249	$(682)

New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements; it does not expand the use of fair value in any new circumstances. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. At its February 6, 2008 meeting, the FASB agreed to defer for one year the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The impact of SFAS 157 on the Company’s consolidated financial statements is not expected to be material.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). This statement permits companies to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The impact of SFAS 159 on the Company’s consolidated financial statements is not expected to be material.
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires most assets acquired and liabilities assumed in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and, therefore, will be effective for the Company for business combinations entered into after July 1, 2009.
22    Applied Industrial Technologies, Inc. and Subsidiaries

Reclassifications
Certain prior period amounts have been reclassified to conform to current year presentation.
NOTE 2: BUSINESS COMBINATIONS
In two of the past three fiscal years, the Company acquired distributors to complement and extend its business over a broader geographic area. In fiscal 2008, the Company acquired two Mexican based distributors for a combined purchase price of $28,703. VYCMEX S.A. de C.V., a distributor of fluid power products, was acquired in December 2007 and Suministros Industriales Enol, S.A. de C.V., an industrial products distributor, was acquired in May 2008. The purchase price allocations are considered preliminary as reflected in the financial statements; and will be finalized as we obtain more information regarding asset valuations. In fiscal 2006, the Company acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28,639.
Results of operations of the above acquisitions, which have been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates based on the Company’s consolidation policy. The results of operations for these acquisitions are not material for all years presented.
NOTE 3: INVENTORIES
Inventories consist of the following:

June 30,	2008	2007
U.S. inventories at current cost	$305,377	$294,897
Foreign inventories at average cost	55,441	46,333

	360,818	341,230
Less: Excess of current cost over LIFO cost for U.S. inventories	150,095	141,344

Inventories on consolidated balance sheets	$210,723	$199,886

Reductions in certain U.S. inventories during fiscal 2008 and 2006 resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidations increased gross profit by $626 and $1,647, net income by $383 and $1,013, and diluted net income per share by $0.01 and $0.02, respectively. There were no LIFO layer liquidations during fiscal 2007.
NOTE 4: GOODWILL AND OTHER INTANGIBLES
The changes in the carrying amount of goodwill for the years ended June 30, 2008 and 2007, are as follows:

	Service Center Based	Fluid Power
	Distribution Segment	Businesses Segment	Total
Balance at July 1, 2006	$56,963	$259	$57,222
Other, primarily currency translation	341	(13)	328

Balance at June 30, 2007	57,304	246	57,550
Goodwill acquired during the year	3,486	2,692	6,178
Other, primarily currency translation	657	300	957

Balance at June 30, 2008	$61,447	$3,238	$64,685

The Company’s other intangible assets resulting from business combinations are amortized over their estimated period of benefit and consist of the following:

		Accumulated	Net
June 30, 2008	Amount (a)	Amortization	Book Value
Customer relationships	$11,824	$2,716	$9,108
Exclusive supplier distribution agreements	4,731	575	4,156
Trade names	4,240	278	3,962
Non-competition agreements	2,441	503	1,938

	$23,236	$4,072	$19,164

		Accumulated	Net
June 30, 2007	Amount (a)	Amortization	Book Value
Customer relationships	$8,347	$1,477	$6,870
Exclusive supplier distribution agreements	1,071	311	760
Trade names	924	144	780
Non-competition agreements	657	355	302

	$10,999	$2,287	$8,712

(a)	Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.
Applied Industrial Technologies, Inc. and Subsidiaries    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
During fiscal 2008, the Company recorded intangible assets of $3,210 for customer relationships, $3,440 for exclusive supplier distribution agreements, $3,200 for trade names and $1,740 for non-competition agreements in connection with the acquisition of two Mexican distributors of industrial and fluid power products (see Note 2).
During fiscal 2006, the Company recorded intangible assets of $4,890 for customer relationships, $290 for exclusive supplier distribution agreements, $750 for trade names and $200 for non-competition agreements in connection with the acquisition of two U.S. distributors of industrial and fluid power products (see Note 2).
Amortization expense for other intangible assets totaled $1,663, $1,045, and $732 in fiscal 2008, 2007 and 2006, respectively. Amortization of other intangible assets at June 30, 2008 is expected to be $3,100 for 2009, $2,800 for 2010, $2,600 for 2011, $2,300 for 2012 and $2,000 for 2013.
NOTE 5: DEBT
Long-term debt consists of:

June 30,	2008	2007
7.98% Private placement debt, due at maturity in November 2010	$25,000	$25,000
6.60% Senior $50,000 unsecured term notes, paid off in December 2007		50,395

Total long-term debt	25,000	75,395
Less: Payable within one year		50,395

Total long-term debt less current portion	$25,000	$25,000

Based upon current market rates for debt of similar maturities, the Company’s long-term debt had an estimated fair value of $26,336 and $76,995 as of June 30, 2008 and 2007, respectively.
The Company has a revolving credit facility with a group of banks expiring in June 2012. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks’ prime rate at interest determination dates. Fees on this facility range from .07% to .15% per year on the average amount of the total revolving credit commitments during the year. Unused lines under this facility, net of outstanding letters of credit of $5,105 to secure certain insurance obligations, totaled $144,895 at June 30, 2008 and are available to fund future acquisitions or other capital and operating requirements. The Company had no borrowings outstanding under this facility at June 30, 2008.
The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing at the Company’s sole discretion with terms of up to fifteen years. The agreement expires in March 2010. There were no borrowings at June 30, 2008.
The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, tangible net worth, financial ratios, and other covenants. At June 30, 2008, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2008, the Company was in compliance with all covenants.
NOTE 6: RISK MANAGEMENT ACTIVITIES
The Company is exposed to market risks, primarily resulting from changes in currency exchange rates and interest rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company’s written policy. These transactions are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The Company does not hold or issue derivative financial instruments for trading purposes.
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
The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was a liability of $10,479 and $9,372 at June 30, 2008 and 2007, respectively. These liabilities were recorded in other liabilities and the related unrealized losses are included in accumulated other comprehensive income (loss), (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was a liability of $2,620 and $2,343 at June 30, 2008 and 2007, respectively. Changes in the fair value of this derivative instrument are recorded in the statements of consolidated income as a component of other expense (income), net.
24    Applied Industrial Technologies, Inc. and Subsidiaries

NOTE 7: INCOME TAXES
Income Before Income Taxes
The components of income before income taxes are as follows:

Year Ended June 30,	2008	2007	2006
U.S.	$136,179	$119,275	$100,462
Foreign	15,536	14,555	12,637

Total income before taxes	$151,715	$133,830	$113,099

Provision
The provision (benefit) for income taxes consists of:

Year Ended June 30,	2008	2007	2006
Current:
Federal	$49,532	$43,325	$31,100
State and local	7,025	5,341	3,600
Foreign	5,511	5,566	5,100

Total current	62,068	54,232	39,800

Deferred:
Federal	(5,028)	(5,914)	900
State and local	(346)	(342)	400
Foreign	(435)	(168)	(300)

Total deferred	(5,809)	(6,424)	1,000

Total	$56,259	$47,808	$40,800

The exercise of non-qualified stock options and stock appreciation rights during fiscal 2008, 2007 and 2006 resulted in $3,140, $2,860 and $16,155, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2008 and 2007 resulted in $577 and $1,025, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.
Effective Tax Rates
The following reconciles the federal statutory income tax rate and the Company’s effective tax rate:

Year Ended June 30,	2008	2007	2006
Statutory tax rate	35.0%	35.0%	35.0%
Effects of:
State and local income taxes	2.8	2.3	2.4
Valuation allowance	.7
Foreign income taxes	(.9)	(.8)	(.7)
Deductible dividend	(.5)	(.5)	(.6)
Other, net		(.3)

Effective tax rate	37.1%	35.7%	36.1%

Consolidated Balance Sheets
Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2008	2007
Deferred tax assets:
Compensation liabilities not currently deductible	$33,248	$30,171
Expenses and reserves not currently deductible	7,523	7,454
Goodwill and other intangibles		563
Net operating loss carryforwards (expiring in years 2014 - 2021)	451	438
Other	880	932

Total deferred tax assets	42,102	39,558
Less: Valuation allowance	(1,019)

Deferred tax assets net of valuation allowance	41,083	39,558

Deferred tax liabilities:
Currency translation	(4,024)	(3,113)
Inventories	(1,813)	(4,061)
Depreciation and differences in property bases	(124)	(1,471)
Other	(52)

Total deferred tax liabilities	(6,013)	(8,645)

Net deferred tax assets	$35,070	$30,913

Applied Industrial Technologies, Inc. and Subsidiaries    25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
At June 30, 2008 and 2007, $9,288 and $7,710, respectively, of the net deferred tax assets were included in other current assets and $25,782 and $19,597, respectively, were included in other assets in the accompanying consolidated balance sheets. Valuation allowances are provided against deferred tax assets where it is considered more-likely-than-not that the Company will not realize the benefit of such assets. Recent changes in U.S. tax regulations resulted in limitations to the deductibility of certain expenses. Management believes it is not likely the Company will be able to utilize certain expenses and has established a valuation allowance against them. The net deferred tax asset is the amount management believes is more likely than not of being realized. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory rates and future income levels.
No provision has been made for income taxes on undistributed earnings of non-U.S. subsidiaries of approximately $62.0 million at June 30, 2008, since it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Determination of the net amount of unrecognized taxes with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.
Unrecognized Income Tax Benefits
The Company and its subsidiaries file income tax returns in the U.S. federal, various state and local and foreign jurisdictions. Effective July 1, 2007, the Company adopted FIN 48. As a result of adopting FIN 48, the Company reduced its liability by approximately $65 for “unrecognized tax benefits,” defined as the aggregate tax effect of differences between tax return positions and the benefits recognized in the financial statements. In accordance with FIN 48, such amount was accounted for as an increase to the beginning balance of retained earnings.
The following is a reconciliation of the Company’s total gross unrecognized tax benefits for the year ended June 30, 2008:

2008
Unrecognized tax benefits at July 1, 2007	$1,903
Additions
Current year tax positions	369
Prior year tax positions	(31)
Expirations of statutes of limitations	(216)
Settlements	(21)

Unrecognized tax benefits at June 30, 2008	$2,004

Included in the balance of unrecognized tax benefits at June 30, 2008, are $1,124 of tax benefits that, if recognized, would affect the effective tax rate.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company accrued $97 during the year for interest and penalties related to unrecognized benefits and, as of June 30, 2008 has recognized a liability for penalties and interest of $494. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.
The Company is subject to U.S. federal jurisdiction income tax examinations for the tax years 2005 through 2008. In addition, the Company is subject to foreign, state and local income tax examinations for the tax years 2003 through 2008.
Effective with the adoption of FIN 48, the majority of the Company’s unrecognized tax benefits are classified as noncurrent liabilities since payment of cash is not expected within one year. Prior to the adoption of FIN 48, the Company classified unrecognized tax benefits in current liabilities.
NOTE 8: SHAREHOLDERS’ EQUITY
Share-Based Incentive Plans
Following its approval by the Company’s shareholders in October 2007, the 2007 Long-Term Performance Plan (the “2007 Plan”) replaced the 1997 Long-Term Performance Plan. The 2007 Plan, which expires in 2012, provides for granting of stock options, stock appreciation rights (“SARs”), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the two committees at regularly scheduled meetings. The aggregate number of shares of common stock which may be awarded under the 2007 Plan is 2,000. Shares available for future grants at June 30, 2008 were 1,963.
Stock Option and Stock Appreciation Rights
SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. SARs and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.
Compensation expense related to stock options and SARs recorded for the years ended June 30, 2008, 2007 and 2006 was $2,999, $2,494 and $2,658, respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of share-based awards requires management to select a fair value model and make certain estimates and assumptions.
26    Applied Industrial Technologies, Inc. and Subsidiaries

The weighted average assumptions used for SARs and stock option grants issued in fiscal 2008, 2007 and 2006 are:

	2008	2007	2006
Expected life, in years	5.3	5.1	7.2
Risk free interest rate	4.4%	4.8%	4.3%
Dividend yield	2.2%	2.2%	1.4%
Volatility	45.9%	46.7%	42.3%
The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors currently awarded share-based compensation. The risk free interest rate is based upon the U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the stock options and SARs. The assumed dividend yield has been estimated based upon the Company’s historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company’s common stock for a period equal to the expected life.
It has been the Company’s practice to issue shares from Treasury to satisfy requirements of SARs and stock option exercises. SARs are redeemable solely in Company common stock. The exercise price of stock option awards may be settled by the holder with cash or by tendering Company common stock. A summary of stock option and SARs activity is presented below:

		Weighted Average
(Share amounts in thousands)	Shares	Exercise Price
2008
Outstanding, beginning of year	2,384	$13.15
Granted	263	25.32
Exercised	(452)	10.43

Outstanding, end of year	2,195	$15.17

Exercisable at end of year	1,596	$12.61

Weighted average fair value of SARs and stock options granted during year		$9.79

2007
Outstanding, beginning of year	2,486	$11.23
Granted	319	22.11
Exercised	(421)	8.61

Outstanding, end of year	2,384	$13.15

Exercisable at end of year	1,533	$10.63

Weighted average fair value of SARs and stock options granted during year		$8.74

2006
Outstanding, beginning of year	4,302	$8.68
Granted	306	23.40
Exercised	(2,103)	7.76
Expired/canceled	(19)	14.04

Outstanding, end of year	2,486	$11.23

Exercisable at end of year	1,381	$9.85

Weighted average fair value of SARs and stock options granted during year		$10.29

The weighted average remaining contractual terms for SARs/stock options outstanding and exercisable at June 30, 2008 were 5.6 and 4.7 years, respectively. The aggregate intrinsic values of SARs/stock options outstanding and exercisable at June 30, 2008 were $20,107 and $18,528, respectively. The aggregate intrinsic value of the SARs/stock options exercised during fiscal 2008, 2007 and 2006 was $9,356, $7,887 and $41,966, respectively.
A summary of the status of the Company’s nonvested stock options and SARs at June 30, 2008, all of which are expected to vest is presented below:

		Weighted Average
		Grant-Date
(Share amounts in thousands)	Shares	Fair Value
2008
Nonvested, beginning of year	851	$6.77
Granted	263	9.79
Vested	(515)	6.19

Nonvested, end of year	599	$8.64

As of June 30, 2008, unrecognized compensation cost related to stock options and SARs amounted to $2,356. That cost is expected to be recognized over a weighted average period of 2.5 years. The total fair value of shares vested during fiscal 2008, 2007 and 2006 was $3,190, $2,116 and $2,388, respectively.
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
At June 30, 2008 and 2007, the Company had 14 and 43 shares of unvested restricted stock outstanding at weighted average prices of $23.94 and $13.77, respectively. During fiscal 2008, 11 shares of restricted stock were granted at an average grant price of $24.31 per share. Unamortized compensation related to unvested restricted stock awards aggregated $375 and $349 at June 30, 2008 and 2007, respectively. The unamortized compensation cost related to restricted stock is expected to be amortized over the remaining vesting period of 1.2 years.
Long-Term Performance Grants
The Executive Organization and Compensation Committee also makes annual awards of three-year performance grants to key officers. A target payout is established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company’s achievement of sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company’s common stock price, including dividend reinvestment, over the performance period as compared to the Company’s peers, as defined in the plan. Payouts are made in cash, common stock, or a combination thereof, as determined at the end of the performance period.
During fiscal 2008, 2007 and 2006, the Company recorded $493, $549 and $540, respectively, of compensation expense for achievement relative to the total shareholder return-based goals of the Company’s performance grants. At June 30, 2008, and 2007, the Company had accrued $762 and $1,174, respectively, for compensation relative to these goals. At June 30, 2008, potential compensation expense related to the outstanding performance grants was $2,274. This compensation expense is expected to be recognized over the remaining performance period of 1.6 years.
Shareholders’ Rights
The Company previously had a shareholder rights plan which expired in January 2008. No rights were issued under the plan.
Treasury Shares
At June 30, 2008, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.
NOTE 9: BENEFIT PLANS
Retirement Savings Plan
Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2008, 2007 and 2006). The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. Until July 1, 2006, matching contributions were made with the Company’s common stock and were determined quarterly using rates based on achieving pre-determined quarterly earnings per share levels (ranging from 25% to 100% of the first 6% of compensation contributed to the plan). Effective July 1, 2006, the matching contribution is made in cash which is then used by the administrator to purchase Company stock in the open market. Effective July 1, 2007, the match is based on achieving pre-determined quarterly net income levels and continues to be made in cash which is then used to purchase Company stock in the open market.
The Company’s expense for contributions to the above plan was $12,442, $11,548 and $11,365 during fiscal 2008, 2007 and 2006, respectively.
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
Postemployment Benefit Plans
The Company provides the following postemployment benefits which, except for the Qualified Defined Benefit Retirement Plan, are unfunded:
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
Salary Continuation Benefits
The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was 6.0% at June 30, 2008 and 2007.
28    Applied Industrial Technologies, Inc. and Subsidiaries

Retiree Health Care Benefits
The Company provides health care benefits to eligible retired associates who pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a post-retirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.
On June 30, 2007, the Company prospectively adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS 87, 88, 106, and 132 (R)” (“SFAS 158”). This statement requires a company to recognize the funded status of retirement and other postretirement benefit plans as an asset or liability in its balance sheet, measured as the difference between plan assets at fair value and the benefit obligation. It also requires the Company to recognize changes in that funded status, other than those recognized as components of net periodic benefit cost, in the year in which the changes occur through accumulated other comprehensive income (loss), net of tax. Adoption of SFAS 158 did not change amounts recognized in the consolidated income statement as net periodic benefit cost, nor did it affect retirement plan funding requirements. The Company uses a June 30 measurement date for all plans.
The changes in benefit obligations, plan assets and funded status for the postemployment plans described above were as follows:

	Pension Benefits		Retiree Health Care Benefits
	2008	2007	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of the year	$42,210	$35,071	$4,173	$3,981
Service cost	2,090	1,685	49	56
Interest cost	2,413	2,032	271	222
Plan participants’ contributions			31	28
Benefits paid	(4,655)	(855)	(207)	(223)
Amendments	249	1,404	419	141
Actuarial loss (gain) during year	269	2,873	(812)	(32)

Benefit obligation at June 30	$42,576	$42,210	$3,924	$4,173

Change in plan assets:
Fair value of plan assets at beginning of year	$5,893	$5,254
Actual (loss) gain on plan assets	(249)	731
Employer contributions	4,541	763	$176	$194
Plan participants’ contributions			31	29
Benefits paid	(4,655)	(855)	(207)	(223)

Fair value of plan assets at June 30	$5,530	$5,893	$0	$0

Funded status at June 30	$(37,046)	$(36,317)	$(3,924)	$(4,173)

Amounts recognized in the consolidated balance sheets consist of:
Prepaid benefit cost		$873
Current liabilities	$(2,953)	(4,541)	$(270)	$(270)
Noncurrent liabilities	(34,093)	(32,649)	(3,654)	(3,903)

Net amount recognized	$(37,046)	$(36,317)	$(3,924)	$(4,173)

Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net actuarial loss (gain)	$12,834	$12,813	$(1,465)	$(760)
Prior service cost	4,330	4,716	490	190

Total amounts recognized in accumulated other comprehensive loss (income)	$17,164	$17,529	$(975)	$(570)

The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company selects a discount rate using the Citigroup Pension Liability Index over the estimated duration of the plans.
The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
	2008	2007	2008	2007
Discount rate	6.0%	6.0%	6.0%	6.0%
Expected return on plan assets	8.0%	8.0%	N/A	N/A
Rate of compensation increase	5.5%	5.5%	N/A	N/A
The following table provides information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets:

	Pension Benefits
	2008	2007
Projected benefit obligations	$42,576	$37,191
Accumulated benefit obligations	35,385	28,963
Applied Industrial Technologies, Inc. and Subsidiaries    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
The net periodic pension costs are as follows:

	Pension Benefits
	2008	2007	2006
Service cost	$2,090	$1,685	$1,450
Interest cost	2,413	2,032	1,601
Expected return on plan assets	(466)	(415)	(381)
Recognized net actuarial loss	962	804	784
Amortization of prior service cost	635	658	627

Net periodic pension cost	$5,634	$4,764	$4,081

	Retiree Health Care Benefits
	2008	2007	2006
Service cost	$49	$56	$55
Interest cost	271	222	253
Recognized net actuarial (gain) loss	(107)	(109)	28
Amortization of prior service cost	119	49	49

Net periodic pension cost	$332	$218	$385

The estimated net loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $917 and $688, respectively. The estimated net gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are ($126) and $119, respectively.
The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions were 8% and 10% as of June 30, 2008 and June 30, 2007, respectively, decreasing to 5% by 2015 and 2012, respectively. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2008 and for the year then ended:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease
Effect on total service and interest cost components of periodic expense	$53	$(43)
Effect on post-retirement benefit obligation	541	(449)
Applied Industrial Technologies, Inc.’s Qualified Defined Benefit Retirement Plan weighted average asset allocation and target allocation are as follows:

	Target	Percentage of Pension Plan
	Allocation	Assets At Fiscal Year End
	2009	2008	2007
Asset Category:
Equity securities	40-70%	57%	61%
Debt securities	20-50%	39%	33%
Other	0-20%	4%	6%

Total	100%	100%	100%

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
Cash Flows
Employer Contributions
The Company expects to contribute $3,000 to its pension benefit plans and $200 to its retiree health care benefit plans in 2009.
30    Applied Industrial Technologies, Inc. and Subsidiaries

Estimated Future Benefit Payments
The Company expects to make the following benefit payments, which reflect expected future service:

		Retiree Health
During Fiscal Years	Pension Benefits	Care Benefits
2009	$3,100	$200
2010	1,800	300
2011	6,100	300
2012	4,100	300
2013	4,300	300
2014 through 2018	14,600	1,200
NOTE 10: LEASES
The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2008 are as follows:

During Fiscal Years
2009	$20,700
2010	14,100
2011	10,200
2012	8,000
2013	5,000
Thereafter	10,100

Total minimum lease payments	$68,100

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $29,000 in fiscal 2008, $28,300 in 2007 and $26,700 in 2006.
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
Segment Financial Information:

	Service Center	Fluid Power
	Based Distribution	Businesses	Total
Year Ended June 30, 2008
Net sales	$1,865,663	$223,793	$2,089,456
Operating income	124,271	17,320	141,591
Assets used in the business	712,546	86,225	798,771
Depreciation	11,441	1,335	12,776
Capital expenditures	7,550	860	8,410

Year Ended June 30, 2007
Net sales	$1,806,284	$207,825	$2,014,109
Operating income	122,684	14,427	137,111
Assets used in the business	715,864	61,505	777,369
Depreciation	12,166	1,323	13,489
Capital expenditures	10,074	1,118	11,192

Year Ended June 30, 2006
Net sales	$1,725,392	$175,388	$1,900,780
Operating income	111,774	11,849	123,623
Assets used in the business	670,619	60,052	730,671
Depreciation	12,019	1,109	13,128
Capital expenditures	10,310	747	11,057
Applied Industrial Technologies, Inc. and Subsidiaries    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(In thousands, except per share amounts)
A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2008	2007	2006
Operating income for reportable segments	$141,591	$137,111	$123,623
Adjustments for:
Amortization expense of intangibles	1,663	1,045	732
Corporate and other (income) expense, net (a)	(12,896)	1,055	7,299

Total operating income	152,824	135,011	115,592
Interest expense, net	882	2,360	3,210
Other expense (income), net	227	(1,179)	(717)

Income before income taxes	$151,715	$133,830	$113,099

(a)
The change in corporate and other (income) expense, net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

Year Ended June 30,	2008	2007	2006
Industrial	$1,670,464	$1,614,515	$1,554,589
Fluid power (b)	418,992	399,594	346,191

Net sales	$2,089,456	$2,014,109	$1,900,780

(b)
The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company’s service centers as well as the fluid power businesses.

Net sales are presented in the geographic area in which the Company’s customers are located. Information by geographic area is as follows:

Year Ended June 30,	2008	2007	2006
Net Sales:
United States	$1,839,410	$1,778,993	$1,686,066
Canada	222,121	211,446	194,594
Mexico	27,925	23,670	20,120

Total	$2,089,456	$2,014,109	$1,900,780

Long-Lived Assets:
United States	$107,384	$111,357
Canada	19,455	19,440
Mexico	22,007	3,253

Total	$148,846	$134,050

Long-lived assets are comprised of property, goodwill and other intangible assets.
NOTE 12: COMMITMENTS AND CONTINGENCIES
In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $5,678 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.
The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
32    Applied Industrial Technologies, Inc. and Subsidiaries

NOTE 13: OTHER EXPENSE (INCOME), NET
Other expense (income), net consists of the following:

Year Ended June 30,	2008	2007	2006
Unrealized loss on cross-currency swap	$277	$243	$595
Unrealized loss (gain) on deferred compensation trusts	327	(1,397)	(869)
Other	(377)	(25)	(443)

Total other expense (income), net	$227	$(1,179)	$(717)

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $14,000 and a net cash surrender value of $2,900 at June 30, 2008.
NOTE 14: SUBSEQUENT EVENT
On July 14, 2008, the Company entered into an agreement to acquire certain assets of Fluid Power Resource, LLC, including seven fluid power businesses for cash consideration of $169.0 million. The Company intends to fund the acquisition by drawing down its existing revolving credit facility and from its available cash. These businesses employ 455 people and for the year ended December 31, 2007 had sales of approximately $244.0 million. Results of operations acquired will be included in the Company’s results of operations from the date of closing.
Applied Industrial Technologies, Inc. and Subsidiaries    33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio
We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2008 and 2007, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 7 to the consolidated financial statements, effective July 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also, as discussed in Note 9 to the consolidated financial statements, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, in 2007.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Cleveland, Ohio
August 15, 2008
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
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. This evaluation was based on the criteria set forth in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2008.
The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.
August 15, 2008

David L. Pugh	Mark O. Eisele
Chairman & Chief Executive Officer	Vice President – Chief Financial Officer & Treasurer

Benjamin J. Mondics	Daniel T. Brezovec
President & Chief Operating Officer	Corporate Controller
Applied Industrial Technologies, Inc. and Subsidiaries    35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio
We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders’ equity and cash flows as of and for the year ended June 30, 2008 of the Company and our report dated August 15, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s adoption of a new accounting standard.

Cleveland Ohio
August 15, 2008
36    Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING RESULTS AND MARKET DATA Unaudited
(In thousands, except per share amounts)

					Per Common Share (B)
					Net
	Net	Gross	Operating	Net	Income -	Cash	Price Range
	Sales	Profit	Income	Income	Diluted	Dividend	High	Low
2008 (A)
First Quarter	$518,547	$142,056	$39,216	$24,457	$0.56	$0.15	$33.26	$22.90
Second Quarter	511,008	139,491	37,268	22,967	0.52	0.15	35.68	28.01
Third Quarter	530,156	144,500	37,685	23,595	0.55	0.15	30.68	22.05
Fourth Quarter	529,745	143,236	38,655	24,437	0.57	0.15	32.20	23.81

	$2,089,456	$569,283	$152,824	$95,456	$2.19	$0.60

2007 (A)
First Quarter	$492,590	$135,134	$33,377	$21,117	$0.47	$0.12	$25.50	$20.75
Second Quarter	472,365	130,151	28,929	18,568	0.42	0.12	30.00	23.61
Third Quarter	521,129	140,572	34,105	21,697	0.49	0.12	26.95	22.72
Fourth Quarter	528,025	142,195	38,600	24,640	0.56	0.12	30.73	24.26

	$2,014,109	$548,052	$135,011	$86,022	$1.93	$0.48

2006 (A)
First Quarter	$443,205	$122,304	$27,802	$16,850	$0.36	$0.08	$25.03	$21.33
Second Quarter	456,180	121,397	25,214	15,294	0.33	0.10	24.54	20.41
Third Quarter	497,198	136,815	32,085	19,990	0.43	0.10	31.15	22.50
Fourth Quarter	504,197	133,369	30,491	20,165	0.44	0.12	31.67	21.97

	$1,900,780	$513,885	$115,592	$72,299	$1.57	$0.40

(A)
Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year end inventory quantities on LIFO costs. Reductions in year end inventories during the fiscal years ended June 30, 2008 and 2006 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2008 and 2006 increased gross profit by $626 and $1,647, net income by $383 and $1,013, and diluted net income per share by $0.01 and $0.02, respectively. There were no LIFO layer liquidations for fiscal 2007.

(B)
On August 11, 2008 there were 6,311 shareholders of record including 4,073 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 11, 2008 was $30.76 per share.

Applied Industrial Technologies, Inc. and Subsidiaries    37

10 YEAR SUMMARY
(In thousands, except per share amounts and statistical data)

	2008	2007	2006	2005	2004
Consolidated Operations – Year Ended June 30
Net sales	$2,089,456	$2,014,109	$1,900,780	$1,717,055	$1,517,004
Operating income	152,824	135,011	115,592	87,968	51,448
Income before cumulative effect of accounting change	95,456	86,022	72,299	55,339	31,471
Net income	95,456	86,022	72,299	55,339	31,471
Per share data
Income before cumulative effect of accounting change
Basic	2.23	1.97	1.62	1.24	0.73
Diluted	2.19	1.93	1.57	1.20	0.71
Net income
Basic	2.23	1.97	1.62	1.24	0.73
Diluted	2.19	1.93	1.57	1.20	0.71
Cash dividend	0.60	0.48	0.40	0.29	0.21

Year-End Position – June 30
Working capital	$409,186	$365,523	$370,013	$345,806	$286,022
Long-term debt (including amounts classified as current)	25,000	75,395	76,186	76,977	77,767
Total assets	798,771	777,369	730,671	690,170	596,841
Shareholders’ equity	502,075	450,983	414,822	393,287	339,535

Year-End Statistics – June 30
Current ratio	3.1	2.6	3.0	2.9	2.9
Operating facilities	459	445	452	440	434
Shareholders of record	6,305	6,242	6,192	6,079	6,154
38    Applied Industrial Technologies, Inc. and Subsidiaries