Form 10-K, Exhibit 13
period 2009-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2009-08-19
CIK 109563

EXHIBIT 13
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
With more than 4,700 associates across North America, Applied Industrial Technologies (“Applied,” the “Company,” “We,” “Us” or “Our”) is an industrial distributor that offers parts critical to the operations of MRO and OEM customers in a wide range of industries. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized fluid power shop, mechanical and fabricated rubber services. As an authorized distributor for more than 2,000 manufacturers, we offer access to approximately 3 million stock keeping units (“SKUs”). A large portion of our business is selling replacement parts to manufacturers and other industrial concerns for repair or maintenance of machinery and equipment. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2009, business was conducted in the United States, Canada, Mexico and Puerto Rico from 464 facilities.
When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.
On August 29, 2008, Applied completed the acquisition of certain assets of Fluid Power Resource, LLC, (“FPR”). The results of FPR’s operations have been included in the consolidated financial statements since that date.
Our fiscal 2009 sales came in at $1.9 billion, a decrease of $166.3 million or 8.0% compared to the prior year. The effects of the worldwide recession are being felt in the industries we serve. Declines in same-store business of 14.6% were only partially offset by net sales from acquired businesses which added $160.6 million. Our operating margin declined to 3.8% compared to the prior year’s 7.3%. The current year includes the impact of a goodwill impairment charge of $36.6 million related to our Fluid Power Businesses segment, which decreased operating margins by 1.9% and earnings per share by $0.54. Gross margin declined slightly to 27.0% from 27.2% in the prior year. Our earnings per share was $0.99 versus $2.19 in fiscal year 2008, a decline of 54.8%. Goodwill impairment accounted for approximately half of this decline, whereas the remaining decline represents the impact of lower sales and higher net interest costs partially offset by reductions in operating expenses.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.
Our consolidated balance sheet remains strong. Shareholders’ equity is $508.1 million, up slightly from the June 30, 2008 level of $502.1 million. Working capital decreased $40.1 million from June 30, 2008 to $369.0 million at June 30, 2009, primarily reflecting the impact of the FPR acquisition. Our current ratio remains strong at 3.4 to 1 versus 3.1 to 1 in fiscal year 2008.
Applied monitors several economic indices that have proven to be key indicators for industrial economic activity. These include the Manufacturing Index published by the Institute for Supply Management (“ISM”), and the
Manufacturing Capacity Utilization (“MCU”) published by the Federal Reserve Board.
Historically our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU on the upswing and move with the decline.
Over the last five quarters, both of these indices have been signifying a severe recessionary economy for the United States, which has heavily impacted the industries we serve. Our U.S. same-store sales have declined steadily during this same period. For instance, our U.S. service center same-store sales fell compared to the same quarter of the prior year as follows:

Quarter Ended	Sales Decline

June 2008	2%

September 2008	3%

December 2008	13%

March 2009	23%

June 2009	27%
Although there has been some improvement in the ISM Manufacturing Index through the first two calendar quarters of 2009, it (along with the MCU) is still showing an economy in recession. Hence, we believe our sales will be sluggish through most, if not all, of fiscal 2010, barring any sudden and dramatic increase in capacity utilization.
YEAR ENDED JUNE 30, 2009 vs. 2008
Net sales in fiscal 2009 were $1.9 billion or 8.0% below the prior year. Net sales from companies acquired since the prior year contributed approximately $160.6 million. Our same-store sales declined 14.6% due to the slowing industrial economy. Currency translation accounted for approximately $32.4 million of the decline or 1.5%. In local currency, our Canadian business was up 0.5% from fiscal 2008 levels. Net sales from our Mexican operations more than doubled to $50.6 million, driven primarily by newly acquired businesses. The number of selling days in fiscal 2009 was the same as in fiscal 2008.
Within the Service Center Based Distribution segment, net sales decreased $268.7 million or 14.4% compared to fiscal year 2008. Net sales from acquired businesses contributed $21.1 million, while our same-store sales saw a net decline of $289.8 million or 15.5%. Within the Fluid Power Businesses segment, net sales increased $102.4 million or 45.7%. This increase was primarily due to our U.S. and Mexican acquisitions in this segment which added $139.5 million to net sales. Same-store sales declined in our Fluid Power Businesses segment by 16.6%.
The sales product mix for fiscal 2009 was 74.0% industrial products and 26.0% fluid power products compared to 80.0% industrial and 20.0% fluid power in the prior year. Acquisitions since the prior year have been primarily in our Fluid Power Businesses segment, accounting for the shift in product mix.
At June 30, 2009, we had a total of 464 operating facilities in the U.S., Canada and Mexico versus 459 at June 30, 2008. The net increase in facilities reflects 20 new facilities from acquisitions and 2 newly opened locations, offset by 17 mergers/closures of locations in the current year.
Our gross profit margin declined to 27.0% in fiscal 2009 from 27.2% in fiscal 2008. LIFO inventory layer liquidations resulted in a $4.4 million

Applied Industrial Technologies, Inc. and Subsidiaries     5

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

positive impact during fiscal 2009, which helped offset a reduction in U.S. point-of-sale margin.
SD&A consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A decreased $5.5 million or 1.3% during fiscal 2009 compared to the prior year, and increased as a percent of sales to 21.4% in 2009 from 19.9% in 2008. Acquisitions added $44.0 million of SD&A compared to the prior year, including additional amortization expense of $8.1 million. Healthcare costs and severance expense increased $5.8 million. Associate compensation and benefits, including amounts tied to financial performance, were $38.5 million lower in the current fiscal year. During the latter half of the year, we reviewed our operations and reduced staff and hours worked, resulting in an additional reduction of wage and benefit costs for the year of $4.4 million. Foreign currency translation and reduced discretionary spending account for the majority of the remaining decrease.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.
Operating income decreased 52.6% to $72.5 million during fiscal 2009 from $152.8 million during 2008. As a percent of sales, operating income decreased to 3.8% in fiscal 2009 from 7.3% in 2008. The $80.3 million decrease in operating income during fiscal 2009 primarily reflects the impact of sales declining at a greater rate than SD&A expenses and the goodwill impairment charge of $36.6 million.
Operating income of both of our segments declined. Operating income as a percentage of sales for the Service Center Based Distribution segment declined from 6.7% in fiscal 2008 to 4.7% in fiscal 2009 and for the Fluid Power Businesses segment from 7.7% to 5.8%. Again, these changes reflect the impact of a sales decline at a greater rate than SD&A expenses.
Interest expense, net, increased $3.5 million during fiscal 2009 compared with the prior year. Lower invested cash balances and lower interest rates on invested cash led to a reduction in interest income of approximately $2.9 million. Interest expense increased $0.6 million due to higher average borrowings.
Other expense (income), net, represents certain non-operating items of income and expense. This line increased $2.0 million due primarily to $1.9 million in foreign currency transaction losses and $1.4 million of a loss in market value in investments held by deferred compensation trusts. These losses were partially offset by $1.2 million of foreign currency gains on our cross-currency swap.
Income tax expense as a percentage of income before taxes was 35.8% for fiscal 2009 and 37.1% for 2008. The decrease in the effective tax rate was primarily due to the reversal of a valuation allowance as the related deferred tax asset is now expected to be utilized. This reduction was partially offset by higher effective state and local tax rates and foreign income taxes. We expect our overall tax rate for fiscal 2010 to be in the range of 37.0% to 37.5%, since the valuation allowance reversal will not recur and state and local taxes are expected to increase.
As a result of the factors addressed above, net income for fiscal 2009 decreased $53.2 million or 55.7% from the prior year. Net income per share decreased 54.8% to $0.99 in fiscal 2009 from $2.19 in 2008.
The number of Company associates was 4,729 at June 30, 2009 and 4,831 at June 30, 2008. The acquisition of FPR added more than 400 associates in August 2008; the net decline year-over-year represents the impact of these additions offset by company-wide reductions in workforce. Additionally, during the latter half of the year, we took measures to further reduce compensation costs including reducing scheduled work hours. The number of associates adjusted to reflect an equivalent full-time work status (“full-time equivalent”) at June 30, 2009 was about 10% lower than the same measure at December 31, 2008.
YEAR ENDED JUNE 30, 2008 vs. 2007
Net sales in fiscal 2008 were $2.1 billion or 3.7% above the prior year sales. This increase was due to improvements in our Service Center Based Distribution segment sales of 3.3% and in our Fluid Power Businesses segment sales of 7.7%. The increase in Service Center Based Distribution segment sales was primarily driven by an increase in national contract business and the recovery of supplier price increases. Within the Service Center Based Distribution segment, the impact of the strengthening Canadian currency was largely offset by a 9.3% volume decline in our Canadian market. The increase in sales of our Fluid Power Businesses segment was approximately 45% attributable to favorable currency fluctuations at the Canadian locations and approximately 25% related to the VYCMEX S.A. de C.V. (“VYCMEX”) acquisition. Also contributing to these increases was an additional sales day in fiscal 2008 compared to fiscal 2007.
The sales product mix for fiscal 2008 was 80.0% industrial products and 20.0% fluid power products compared to 80.2% industrial and 19.8% fluid power in the prior year.
At June 30, 2008, we had a total of 459 operating facilities in the U.S., Canada and Mexico versus 445 at June 30, 2007. The increase in facilities was largely attributed to 5 facilities from the acquisition of VYCMEX midway through the fiscal year and 10 facilities from the acquisition of Suministros Industriales Enol, S.A. de C.V. (“Enol”) at the end of fiscal 2008.
Our gross profit margin maintained the 27.2% achieved in fiscal 2007. Slightly higher levels of supplier purchasing incentives were largely offset by continued pressures in gross profit margin with national contracts. LIFO inventory layer liquidations resulted in a $0.6 million positive impact during fiscal 2008.
SD&A increased 0.8% during fiscal 2008 compared to the prior year, but decreased as a percent of sales to 19.9% from 20.5% in 2007. Approximately one-third of the fiscal 2008 increase was attributable to SD&A amounts of businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.
Operating income increased 13.2% to $152.8 million during fiscal 2008 from $135.0 million during 2007. As a percent of sales, operating income increased to 7.3% in fiscal 2008 from 6.7% in 2007. The $17.8 million increase in operating income during fiscal 2008 primarily reflects the impact

6      Applied Industrial Technologies, Inc. and Subsidiaries

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
Income tax expense as a percentage of income before taxes was 37.1% for fiscal 2008 and 35.7% for 2007. The increase in the effective tax rate was due to higher effective state tax rates and U.S. federal tax law changes that eliminated the deductibility of certain expenses.
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
The number of Company associates was 4,831 at June 30, 2008 and 4,649 at June 30, 2007.
LIQUIDITY AND CAPITAL RESOURCES
Net cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables and managing the timing of payments to suppliers. We continue to monitor and control our investments in inventories and receivables by taking advantage of supplier purchasing programs, making internal information system enhancements and accelerating receivables collection through improvements in invoice delivery, customer communications, and expanded external collection efforts.
We generated $81.3 million of cash from operating activities during fiscal 2009, $110.3 million during 2008 and $70.9 million during 2007. Cash provided by operating activities of $81.3 million decreased $29.0 million in fiscal 2009 compared with 2008. The slowing of sales in 2009 resulted in a reduction in income and in cash provided. Cash generated by declines in receivables was offset by cash used for declines in accounts payable and compensation related liabilities. Inventories increased despite the slowdown in sales as we fulfilled purchase commitments in place before the downturn in the economy. We expect to reduce these inventory levels over the coming year which will generate cash inflows. Cash provided from operations in fiscal 2008 benefited from our strong operating results. Cash flows from operations in fiscal 2007 were also impacted by the timing of certain income tax payments and the timing of receipts from certain supplier purchasing programs.
Net cash used by investing activities was $178.4 million during fiscal 2009, $26.8 million during fiscal 2008 and $10.2 million during 2007. Cash was primarily used for acquisitions in fiscal 2009 and fiscal 2008, whereas it was primarily used for capital expenditures in fiscal 2007. In fiscal 2009, net cash paid for acquisitions of $172.2 million was primarily due to the FPR acquisition in August 2008 ($166.0 million paid at closing) and a Service Center Based Distributor acquisition in December 2008 ($4.7 million paid at closing). In fiscal 2008, we acquired two distributors based in Mexico for $28.7 million, of which $22.1 million was paid at closing. Capital expenditures for all years presented consist primarily of information technology equipment, and buildings and improvements.
For fiscal 2010, our capital expenditures are expected to be in the $8.0 million to $9.5 million range, consisting primarily of additional information system technology equipment and infrastructure investments. Depreciation for fiscal 2010 is expected to be in the range of $12.0 million to $13.0 million.
Cash provided by (used in) financing activities was $28.5 million during fiscal 2009, ($103.5) million during fiscal 2008 and ($48.4) million during 2007. Cash provided by financing activities in fiscal 2009 was primarily due to net borrowings of $55.0 million on our revolving credit facility, which were primarily used to fund acquisitions. Partially offsetting these borrowings was the payment of $25.4 million in dividends in fiscal 2009.
In fiscal 2008, we utilized cash in financing activities to repay $50.0 million of long-term debt, repurchase $33.2 million worth of shares for our treasury and pay $25.7 million in dividends which included the effect of an increase in our quarterly dividend to $0.15 per share. The amount of the dividend paid is based on judgment, financial performance and payout guidelines consistent with other industrial companies.
In fiscal 2009, 2008 and 2007, we repurchased 68,000, 1.1 million and 1.4 million shares of the Company’s common stock, respectively, at an average price per share of $17.80, $29.02, and $24.26, respectively.
The following table shows the approximate value of the Company’s contractual obligations and other commitments to make future payments as of June 30, 2009 (in thousands):

		Period Less	Period	Period	Period
	Total	Than 1 yr	1-3 yrs	4-5 yrs	Over 5 yrs	Other

Operating leases	$78,400	$ 21,800	$28,200	$15,300	$ 13,100
Interest payments on long-term debt	5,100	3,700	1,400
Planned funding of postretirement obligations	54,000	1,900	3,000	3,300	45,800
FIN 48 liabilities, including interest and penalties	2,400					$ 2,400
Long-term debt	75,000		75,000

Total Contractual Cash Obligations	$214,900	$ 27,400	$107,600	$18,600	$ 58,900	$ 2,400

Purchase orders for inventory and other goods and services are not included in our estimates as we are unable to aggregate the amount of such purchase orders that represent enforceable and legally binding agreements specifying all significant terms. The table above includes the gross liability for unrecognized income tax benefits (“FIN 48 liabilities, including interest and penalties”) in the “Other” column as the Company is unable to make a reasonable estimate regarding the timing of cash settlements with the respective taxing authorities. See Note 8 to the consolidated financial statements, for further information on income taxes and the FIN 48 liability.
The Board of Directors has authorized the repurchase of shares of the Company’s stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2009, we had authorization to purchase an additional 997,100 shares.

Applied Industrial Technologies, Inc. and Subsidiaries     7

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

Capital resources are obtained from income retained in the business, borrowings under the Company’s credit facilities, and operating lease arrangements.
See Note 5 to the consolidated financial statements for details regarding outstanding debt as of June 30, 2009 and 2008. The average borrowings totaled $105.0 million during fiscal 2009 and $47.1 million during fiscal 2008. The Company has a five-year committed revolving credit agreement which expires in June 2012. This agreement provides for unsecured borrowings of up to $150.0 million. In fiscal 2009, we drew down on our revolving credit facility; borrowings have primarily been used to fund acquisitions. We had $55.0 million of borrowings outstanding under this facility at June 30, 2009, of which $5.0 million is classified as current and $50.0 million is classified as long-term. It is the Company’s intention to maintain a balance of at least $50.0 million outstanding on the revolving credit facility, utilizing the one-month LIBOR borrowing option through September 19, 2010 per the terms of the interest rate swap agreement described in Note 6 to the consolidated financial statements, “Risk Management Activities.” Unused lines under this facility, net of outstanding letters of credit, total $88.9 million and are available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds at the Company’s discretion. We also have an uncommitted long-term financing shelf facility which expires in March 2010, which enables us to borrow up to $100.0 million at our discretion with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2009.
The weighted average interest rate on borrowings under our debt agreements, including the effects of interest rate swaps, was 4.4%, 8.4%, and 6.8% in fiscal 2009, 2008 and 2007, respectively. The decrease in the weighted average interest rate primarily reflects the impact of borrowings under the revolver at lower interest rates.
We manage interest rate risk through the use of a combination of fixed-rate long-term debt, variable rate borrowings under a committed revolving credit agreement and interest rate swaps. At June 30, 2009, we had $55.0 million of variable rate debt outstanding of which $50.0 million was effectively converted to fixed-rate debt under the terms of an interest rate swap agreement. The Company’s private placement debt has been converted from fixed-rate U.S. dollar denominated debt to fixed-rate Canadian dollar denominated debt through the use of a cross-currency swap. As such, consolidated interest expense was affected by changes in the exchange rates of U.S. and Canadian dollars. See Note 6 to the consolidated financial statements for additional discussion on our derivative activities.
In fiscal 2008, we paid off $50.0 million of debt that matured in December 2007. We terminated certain interest rate swap agreements for favorable settlements in prior years. The settlement gains were amortized as a reduction in interest expense of $0.8 million per year through December 2007.
The Company’s working capital at June 30, 2009 was $369.0 million compared to $409.2 million at June 30, 2008. The current ratio was 3.4 to 1 at June 30, 2009 and 3.1 to 1 at June 30, 2008. The decrease in working capital at June 30, 2009 was primarily due to utilization of cash to purchase FPR.
Debt classified as long-term includes $50.0 million borrowed under our revolving credit facility as discussed above. The remaining $25.0 million of long-term debt matures in November 2010.
The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2009, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2009, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.
Management expects that our existing cash, cash equivalents, funds available under the revolving credit facility, cash provided from operations, and the use of operating leases will be sufficient to finance normal working capital needs, payment of dividends, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company’s credit standing and financial strength, however at higher rates than the Company is currently paying.
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
LIFO Inventory Valuation and Methodology
Inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately one-third of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $166.9 million as reflected in our consolidated balance sheet at June 30, 2009. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.” See Note 3 to the consolidated financial statements for further information regarding inventories.

8     Applied Industrial Technologies, Inc. and Subsidiaries

Allowances for Slow-Moving and
Obsolete Inventories
We evaluate the recoverability of our slow-moving or obsolete inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. Our ability to recover our cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Most of the products we hold in inventory have long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.
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
Reflecting the current economic slowdown, as of June 30, 2009 and 2008, our allowance for doubtful accounts was 3.1% and 2.4% of gross receivables, respectively. Our provision for losses on accounts receivable was $4.5 million and $2.6 million in fiscal 2009 and 2008, respectively.
Goodwill and Intangibles
Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of purchase accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54. In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment. As of June 30, 2009, we had $63.1 million of goodwill remaining on our consolidated financial statements, all of which is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.
Self-Insurance Liabilities
We maintain business insurance programs with significant self-insured retention covering workers’ compensation, business, automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to employees electing coverage. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.
Pension and Other Postemployment
Benefit Plans
The measurement of liabilities related to pension plans and other post-employment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company’s pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. A 1% decrease in the discount rate would result in an additional liability of $3.2 million and additional expense of $0.2 million. A 1% increase in the discount rate would result in a decrease in the liability of $2.8 million and a decrease in expense of $0.2 million. A 1% decrease in the salary scale would result in a decrease in the liability and expense of $1.4 million and $0.3 million, respectively. A 1% increase in the salary scale would increase the liability and expense by $1.5 million and $0.3 million, respectively. A 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.
In fiscal 2007, we adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). As a result of our adoption of SFAS 158 in fiscal 2007, we recorded a decrease in other non-current assets of $0.2 million, an increase in postemployment benefits of $7.7 million, and a decrease in accumulated other comprehensive income (loss) of $7.9 million.
Income Taxes
As of June 30, 2009, the Company had recognized $55.4 million of net deferred tax assets, including a $0.1 million valuation allowance. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets, except for the minor amount for which a valuation allowance is recorded. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

Applied Industrial Technologies, Inc. and Subsidiaries     9

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

Effective July 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48, which is an interpretation of SFAS No. 109, “Accounting for Income Taxes,” provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity’s financial statements prior to their resolution with taxing authorities. In accordance with FIN 48, the Company recognized an immaterial cumulative effect adjustment decreasing its liability for unrecognized tax benefits, interest, and penalties and increasing the July 1, 2007 balance of retained earnings. See Note 8 to the consolidated financial statements for more information on income taxes.
NEW ACCOUNTING PRONOUNCEMENTS
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires most assets acquired and liabilities assumed in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for the Company for business combinations entered into after July 1, 2009.
In December 2008, the FASB issued FASB Staff Position (“FSP”) FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which amends SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FSP FAS 132(R)-1 requires additional detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for the Company in fiscal 2010.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.” This standard replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” and establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and non-authoritative. The FASB Accounting Standards Codification™ (the “Codification”) will become the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Company will begin to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the first quarter of fiscal 2010. As the Codification was not intended to change or alter existing GAAP, the Company does not believe it will have any impact on the consolidated financial statements.
OTHER MATTERS
We have made acquisitions of other distributors in two of the past three fiscal years. On August 29, 2008, Applied completed the acquisition of certain of the assets of FPR for a purchase price of $166.9 million. Also in fiscal 2009, we acquired an industrial distributor for $5.5 million. In fiscal 2008, we acquired two distributors of industrial and fluid power products based in Mexico for a combined purchase price of $28.7 million.
Results of operations of all of the above acquisitions, which have been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. Pro-forma disclosures are included in Note 2 to the consolidated financial statements related to the FPR acquisition. The results of operations for the other acquisitions are not material for all years presented.
CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT
This Annual Report to Shareholders, including Management’s Discussion and Analysis, contains statements that are forward-looking based on management’s current expectations about the future. Forward-looking statements are often identified by qualifiers, such as “guidance,” “expect,” “expected,” “expectation,” “believe,” “plan,” “intend,” “will,” “should,” “could,” “anticipate,” “intention,” “estimated,” “would be,” and similar expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.
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
Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; the impact of current economic conditions on the collectibility of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the prices for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; competitive pressures; the cost of products and energy and other operating costs; disruption of our information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including more volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; the potential for

10     Applied Industrial Technologies, Inc. and Subsidiaries

goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; adverse regulation and legislation, including potential changes in tax regulations (i.e., utilization of LIFO inventory accounting method and taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2009.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company has evaluated its exposure to various market risk factors, including its primary market risk exposures through the effects of changes in exchange rates and changes in interest rates. We occasionally utilize derivative instruments as part of our overall financial risk management policy, but do not use derivative instruments for speculative or trading purposes. We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.
Interest Rate Risk
The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. At June 30, 2009, the Company had $55.0 million outstanding in variable rate borrowings under its committed revolving credit agreement. In conjunction with this facility, on September 19, 2008, the Company entered into a two-year agreement for a $50.0 million interest rate swap to effectively convert a portion of this variable-rate debt to fixed-rate debt at a fixed rate of 3.33%. The impact of a 1% increase in the interest rate on the remaining $5.0 million of outstanding variable rate debt would be immaterial to interest expense. In the current borrowing environment, borrowings beyond the amounts available under the revolving credit agreement would carry interest rates higher than our current borrowing rates.
The Company also had $25.0 million of outstanding long-term debt at fixed interest rates at June 30, 2009, which is scheduled for repayment in November 2010.
Foreign Currency Rate Risk
The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive (loss) income in consolidated shareholders’ equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the consolidated statements of income as a component of other expense (income), net. Since we operate internationally and approximately 12.9% of our fiscal 2009 net sales were generated outside the Unites States, foreign currency exchange rates can impact our financial position, results of operations and competitive position.
The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross-currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company’s net investment in its Canadian operations, is accomplished through the use of cross-currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican businesses are not hedged.
In the twelve months ended June 30, 2009, we experienced foreign currency translation losses, totaling $13.0 million, net of tax, which were included in accumulated other comprehensive (loss) income. The Canadian and Mexican foreign exchange rates to the U.S. dollar dropped by approximately 10% and 22%, respectively, since the beginning of the fiscal year. A 10% strengthening from the levels at June 30, 2009 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.1 million decrease in net income for the year ended June 30, 2009. A 10% weakening from the levels at June 30, 2009 of the U.S. dollar would have resulted in a $0.6 million increase in net income for the year ended June 30, 2009.

Applied Industrial Technologies, Inc. and Subsidiaries     11

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2009	2008	2007

Net Sales	$1,923,148	$2,089,456	$2,014,109

Cost of Sales	1,403,138	1,520,173	1,466,057

	520,010	569,283	548,052

Selling, Distribution and Administrative, including depreciation	410,912	416,459	413,041

Goodwill Impairment	36,605

Operating Income	72,493	152,824	135,011

Interest Expense	5,523	4,939	5,798

Interest Income	(1,099)	(4,057)	(3,438)

Other Expense (Income), net	2,255	227	(1,179)

	6,679	1,109	1,181

Income Before Income Taxes	65,814	151,715	133,830

Income Tax Expense	23,554	56,259	47,808

Net Income	$42,260	$95,456	$86,022

Net Income Per Share - Basic	$1.00	$2.23	$1.97

Net Income Per Share - Diluted	$0.99	$2.19	$1.93

     See notes to consolidated financial statements.

12     Applied Industrial Technologies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2009	2008

Assets

Current assets

Cash and cash equivalents	$27,642	$101,830

Accounts receivable, less allowances of $6,464 and $6,119	198,792	245,119

Inventories	254,690	210,723

Other current assets	44,470	48,525

Total current assets	525,594	606,197

Property - at cost

Land	10,577	10,639

Buildings	72,481	71,142

Equipment	110,951	108,162

Total Property - at cost	194,009	189,943

Less accumulated depreciation	131,274	124,946

Property - net	62,735	64,997

Goodwill	63,108	64,685

Intangibles, net	95,832	19,164

Other assets	62,059	43,728

Total Assets	$809,328	$798,771

Liabilities

Current liabilities

Accounts payable	$80,655	$109,822

Short-term debt	5,000

Compensation and related benefits	34,695	56,172

Other current liabilities	36,206	31,017

Total current liabilities	156,556	197,011

Long-term debt	75,000	25,000

Postemployment benefits	43,186	37,746

Other liabilities	26,484	36,939

Total Liabilities	301,226	296,696

Shareholders’ Equity

Preferred stock - no par value; 2,500 shares authorized; none issued or outstanding

Common stock - no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000

Additional paid-in capital	136,895	133,078

Income retained for use in the business	560,574	543,692

Treasury shares - at cost (11,929 and 11,923 shares)	(191,518)	(190,944)

Accumulated other comprehensive (loss) income	(7,849)	6,249

Total Shareholders’ Equity	508,102	502,075

Total Liabilities and Shareholders’ Equity	$809,328	$798,771

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     13

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2009	2008	2007

Cash Flows from Operating Activities

Net income	$42,260	$95,456	$86,022

Adjustments to reconcile net income to net cash provided by operating activities:

Goodwill impairment	36,605

Deferred income taxes	(16,648)	(5,809)	(6,424)

Depreciation	12,736	12,776	13,489

Amortization of intangibles	9,655	1,663	1,045

Provision for losses on accounts receivable	4,540	2,595	1,462

Share-based compensation	4,092	3,376	2,927

Unrealized foreign exchange transaction losses	806

Treasury shares contributed to employee benefit and deferred compensation plans	410	812	1,921

Gain on sale of property	(320)	(1,214)	(334)

Amortization of gain on interest rate swap terminations		(395)	(791)

Changes in assets and liabilities, net of acquisitions:

Accounts receivable	63,929	8,306	(17,415)

Inventories	(20,581)	(1,484)	(7,934)

Other operating assets	6,858	(13,950)	(1,369)

Accounts payable	(38,124)	11,881	(12,220)

Other operating liabilities	(24,918)	(3,710)	10,546

Net Cash provided by Operating Activities	81,300	110,303	70,925

Cash Flows from Investing Activities

Property purchases	(6,988)	(8,410)	(11,192)

Proceeds from property sales	757	1,372	1,275

Net cash paid for acquisition of businesses, net of cash acquired of $185 and $2,355 in 2009 and 2008, respectively	(172,199)	(22,105)

Other		2,304	(302)

Net Cash used in Investing Activities	(178,430)	(26,839)	(10,219)

Cash Flows from Financing Activities

Net short-term borrowings under revolving credit facility	5,000

Borrowings under revolving credit facility classified as long-term	50,000

Long-term debt repayment		(50,000)

Purchases of treasury shares	(1,210)	(33,224)	(33,988)

Dividends paid	(25,378)	(25,728)	(20,970)

Excess tax benefits from share-based compensation	802	3,761	3,885

Exercise of stock options and appreciation rights	408	1,664	2,663

Other	(1,120)

Net Cash provided by (used in) Financing Activities	28,502	(103,527)	(48,410)

Effect of Exchange Rate Changes on Cash	(5,560)	2,228	941

(Decrease) increase in cash and cash equivalents	(74,188)	(17,835)	13,237

Cash and cash equivalents at beginning of year	101,830	119,665	106,428

Cash and Cash Equivalents at End of Year	$27,642	$101,830	$119,665

Supplemental Cash Flow Information

Cash paid during the year for:

Income taxes	$43,081	$60,049	$42,857

Interest	$5,265	$4,763	$5,488
See notes to consolidated financial statements.

14     Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(In thousands, except per share amounts)

	Shares of			Income		Accumulated
	Common		Additional	Retained	Treasury	Other	Total
	Stock	Common	Paid-in	for Use in	Shares-	Comprehensive	Shareholders'
For the Years Ended June 30, 2009, 2008 and 2007	Outstanding	Stock	Capital	the Business	at Cost	Income (Loss)	Equity

Balance at July 1, 2006	44,067	$10,000	$122,146	$408,847	$(130,967)	$4,796	$414,822
Net income				86,022			86,022
Unrealized loss on cash flow hedge, net of income tax of $(59)						(93)	(93)
Unrealized gain on investment securities available for sale, net of income tax of $68						110	110
Increase in minimum pension liability, net of income tax of $(185)						(301)	(301)
Foreign currency translation adjustment, net of income tax of $194						2,703	2,703

Total comprehensive income							88,441

Cash dividends - $0.48 per share				(20,970)			(20,970)
Purchases of common stock for treasury	(1,401)				(33,988)		(33,988)
Treasury shares issued for:
Retirement Savings Plan contributions	5		47		65		112
Exercise of stock options and appreciation rights	366		796		4,157		4,953
Deferred compensation plans	78		1,613		1,046		2,659
Compensation expense - stock options and appreciation rights			2,494				2,494
Amortization of restricted common stock compensation			433				433
Adjustment to initially apply SFAS 158, net of income tax of $(4,899)						(7,897)	(7,897)
Other	1		40		(116)		(76)

Balance at June 30, 2007	43,116	10,000	127,569	473,899	(159,803)	(682)	450,983
Net income				95,456			95,456
Unrealized gain on cash flow hedge, net of income tax of $414						645	645
Unrealized gain on investment securities available for sale, net of income tax of $50						82	82
Reclassification of pension and postemployment expense into income, net of income tax of $611						998	998
Pension and postemployment adjustment, net of income tax of $(318)						(520)	(520)
Foreign currency translation adjustment, net of income tax of $912						5,726	5,726

Total comprehensive income							102,387

Cash dividends - $0.60 per share				(25,728)			(25,728)
Purchases of common stock for treasury	(1,145)				(33,224)		(33,224)
Treasury shares issued for:
Exercise of stock options and appreciation rights	315		1,800		2,330		4,130
Deferred compensation plans	26		410		402		812
Compensation expense - stock options and appreciation rights			2,999				2,999
Amortization of restricted common stock compensation			377				377
Other	(22)		(77)	65	(649)		(661)

Balance at June 30, 2008	42,290	10,000	133,078	543,692	(190,944)	6,249	502,075
Net income				42,260			42,260
Unrealized loss on cash flow hedges, net of income tax of $(457)						(569)	(569)
Reclassification of interest expense on cash flow hedge, net of income tax of $264						437	437
Unrealized loss on investment securities available for sale, net of income tax of $(105)						(177)	(177)
Reclassification of pension and postemployment expense into income, net of income tax of $691						1,127	1,127
Pension and postemployment adjustment, net of income tax of $(1,154)						(1,883)	(1,883)
Foreign currency translation adjustment, net of income tax of ($3,793)						(13,033)	(13,033)

Total comprehensive income							28,162

Cash dividends - $0.60 per share				(25,378)			(25,378)
Purchases of common stock for treasury	(68)				(1,210)		(1,210)
Treasury shares issued for:
Exercise of stock options and appreciation rights	73		47		1,007		1,054
Deferred compensation plans	18		110		300		410
Compensation expense - stock options and appreciation rights			3,701				3,701
Amortization of restricted common stock compensation			391				391
Other	(29)		(432)		(671)		(1,103)

Balance at June 30, 2009	42,284	$10,000	$136,895	$560,574	$(191,518)	$(7,849)	$508,102

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries    15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)
NOTE 1: BUSINESS AND ACCOUNTING POLICIES
Business
Applied Industrial Technologies, Inc. and subsidiaries (the “Company,” “Applied”) is one of North America’s leading distributors of industrial products. Industrial products include bearings, power transmission components, fluid power components and systems, industrial rubber products, linear components, tools, safety products, general maintenance, and a variety of mill supply products. Fluid power products include hydraulic, pneumatic, lubrication, and filtration components and systems. The Company also provides shop services for mechanical, rubber and fluid power products. The Company offers technical application support for these products and provides solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company’s sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.
Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.
Foreign Currency
The financial statements of the Company’s Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are included as components of accumulated other comprehensive (loss) income in consolidated shareholders’ equity. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other expense (income), net.
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
Marketable Securities
The primary marketable security investments of the Company include money market and mutual funds. These are included in other assets, are classified as trading securities and reported at fair value, based on quoted market prices. Unrealized gains and losses are recorded in other expense (income), net in the statements of consolidated income and reflect changes in the fair value of the investment during the period.
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
Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2009, approximately one-third of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.”

16   Applied Industrial Technologies, Inc. and Subsidiaries

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
Supplier Purchasing Programs
The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company’s inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company’s fiscal year end or the supplier’s year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually. The incentives are generally a specified percentage of the Company’s net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company’s LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. The Company’s accounting for inventory purchase incentives is in accordance with guidance issued by the Financial Accounting Standards Board (“FASB”) in EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” Accrued incentives expected to be settled as a credit against purchases are reported on the consolidated balance sheet as an offset to amounts due to the related supplier.
Property and Depreciation
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.
Goodwill and Intangible Assets
Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized. Goodwill is reviewed for impairment annually as of January 1 or whenever changes in conditions indicate an evaluation should be completed. These conditions could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Company utilizes discounted cash flow models and market multiples for comparable businesses to determine the fair value of reporting units. Evaluating impairment requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of the business, and determination of an appropriate discount rate. While the Company uses available information to prepare the estimates and evaluations, actual results could differ significantly.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36,605 for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23,000 and earnings per share by $0.54.
The Company recognizes acquired intangible assets such as customer relationships, trade names, vendor relationships, and non-competition agreements apart from goodwill. Customer relationship intangibles are amortized using the sum-of-the years digits method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other intangible assets is computed using the straight-line method over the estimated period of benefit. Amortization of intangible assets is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period for intangible assets with an unamortized balance as of June 30, 2009 was 18 years for customer relationships, 14 years for vendor relationships, 14 years for trade names, and 7 years for non-competition agreements. Intangible assets are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable. As a result of the goodwill impairment recorded on the Fluid Power Businesses segment, the Company performed impairment tests on its long-lived assets (including intangible assets subject to amortization) as of June 30, 2009. No impairment loss was recognized on intangible assets subject to amortization.
Self-Insurance Liabilities
The Company maintains business insurance programs with significant self-insured retention covering workers’ compensation, business, automobile, general product liability and other claims. The Company accrues estimated losses including those incurred but not reported using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience, adjusted as necessary based upon management’s reasoned judgment.

Applied Industrial Technologies, Inc. and Subsidiaries   17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Revenue Recognition
Sales are recognized when the sales price is fixed, collectibility is reasonably assured and the product’s title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company charges shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of actual sales returns and the amount of reserves established for anticipated sales returns based on historical rates. Sales tax collected from customers is excluded from net sales in the accompanying statements of consolidated income.
Shipping and Handling Costs
The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $15,400, $17,000 and $16,000 for the fiscal years ended June 30, 2009, 2008 and 2007, respectively.
Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions are provided for in accordance with the requirements of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” The Company records interest and penalties related to uncertain tax positions as a component of income tax expense. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized under FIN 48.
Treasury Shares
Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders’ equity in the consolidated balance sheets. The Company uses the weighted-average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.
New Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires most assets acquired and liabilities assumed in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for the Company for business combinations entered into after July 1, 2009.
In December 2008, the FASB issued FASB Staff Position (“FSP”) FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which amends SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FSP FAS 132(R)-1 requires additional detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for the Company in fiscal 2010.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.” This standard replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” and establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and non-authoritative. The FASB Accounting Standards Codification™ (the “Codification”) will become the source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Company will begin to use the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the first quarter of fiscal 2010. As the Codification was not intended to change or alter existing GAAP, the Company does not believe it will have any impact on the consolidated financial statements.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.
Subsequent Events
Subsequent events have been evaluated through August 19, 2009; the date the financial statements were issued.
NOTE 2: BUSINESS COMBINATIONS
Results of operations of acquired businesses, which have been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates based on the Company’s consolidation policy.
Fluid Power Resource Acquisition
On August 29, 2008, Applied completed the acquisition of certain of the assets of Fluid Power Resource, LLC and the following fluid power distribution businesses: Bay Advanced Technologies, Carolina Fluid Components, DTS Fluid Power, Fluid Tech, Hughes HiTech, Hydro Air, and Power Systems

18   Applied Industrial Technologies, Inc. and Subsidiaries

(collectively “FPR”). Applied acquired certain assets and assumed certain specified liabilities of FPR for an aggregate cash purchase price of $166,000 (originally funded with existing cash balances and $104,000 of borrowings through the Company’s committed revolving credit facility).
The acquired businesses included 19 locations and the associated assembled workforce. This acquisition is part of the Fluid Power Businesses segment whose base business is distributing fluid power components, assembling fluid power systems, performing equipment repair, and offering technical advice to customers. This acquisition increased the Company’s capabilities in the following areas: fluid power system integration; manifold design, machining, and assembly; and the integration of hydraulics with electronics.
The excess of the purchase price over the estimated fair values is assigned to goodwill and is expected to be deductible for tax purposes. Adjustments to goodwill and initial asset valuations were recorded in the second, third and fourth quarters of fiscal 2009 to reflect updated asset valuation information.
The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$100
Accounts receivable	26,500
Inventories	28,700
Other current assets	300
Property, plant and equipment	4,900
Intangibles	86,000
Goodwill (subsequently written off as part of impairment charge in fourth quarter 2009)	34,000
Other assets	200

Total assets acquired	180,700
Accounts payable	10,600
Other accrued liabilities	3,200

Net assets acquired	$166,900

Purchase price	$166,000
Direct acquisition costs	900

Acquisition cost	$166,900

Total intangible assets have a weighted-average useful life of 17 years and include customer relationships of $51,900 (19-year weighted-average useful life), trade names of $22,000 (15-year weighted-average useful life), vendor relationships of $9,600 (15-year weighted-average useful life) and non-competition agreements of $2,500 (5-year weighted-average useful life).
The table below presents summarized unaudited pro forma results of operations as if FPR had been acquired effective at the beginning of the fiscal years ended June 30, 2009 and 2008, respectively.

(unaudited)	2009	2008

Net sales	$1,962,882	$2,336,336
Income before income taxes	66,357	155,857
Net income	42,601	98,049
Net income per share - diluted	$1.00	$2.25

Other Acquisitions
On December 5, 2008, the Company acquired certain assets of Cincinnati Transmission Company, an industrial distributor, for $5,535 (of which $4,700 was paid during the second quarter of fiscal 2009). Tangible assets acquired totaled $900 and intangibles, including goodwill, totaled $4,635 as of June 30, 2009 and are considered part of our Service Center Based Distribution segment.
In fiscal 2008, the Company acquired two distributors based in Mexico for a combined purchase price of $28,703. VYCMEX S.A. de C.V., a distributor of fluid power products, was acquired in December 2007 (included in our Fluid Power Businesses segment) and Suministros Industriales Enol, S.A. de C.V., an industrial products distributor, was acquired in May 2008 (included in our Service Center Based Distribution segment).
The Company acquired these distributors to complement and extend its business over a broader geographic area. The results of operations for these acquisitions are not material for all years presented.

Applied Industrial Technologies, Inc. and Subsidiaries   19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
NOTE 3: INVENTORIES
Inventories consist of the following:

June 30,	2009	2008

U.S. inventories at current cost	$367,836	$305,377
Foreign inventories at average cost	53,742	55,441

	421,578	360,818
Less: Excess of current cost over LIFO cost for U.S. inventories	166,888	150,095

Inventories on consolidated balance sheets	$254,690	$210,723

Reductions in certain U.S. inventories during fiscal 2009 and 2008 resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidations increased gross profit by $4,419 and $626, net income by $2,693 and $383, and diluted net income per share by $0.06 and $0.01, respectively. There were no LIFO layer liquidations during fiscal 2007.
NOTE 4: GOODWILL AND INTANGIBLES
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36,605 for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23,000 and earnings per share by $0.54. In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment.
The changes in the carrying amount of goodwill by reportable segment for the years ended June 30, 2009 and 2008 are as follows:

	Service Center Based	Fluid Power
	Distribution Segment	Businesses Segment	Total

Balance at July 1, 2007	$57,304	$246	$57,550
Goodwill acquired during the year	3,486	2,692	6,178
Other, including currency translation	657	300	957

Balance at June 30, 2008	61,447	3,238	64,685

Goodwill acquired during the year	2,382	34,000	36,382
Other, including currency translation	(721)	(633)	(1,354)
Goodwill impairment		(36,605)	(36,605)

Balance at June 30, 2009	$63,108	$0	$63,108

The Company’s intangible assets resulting from business combinations are amortized over their estimated period of benefit and consist of the following:

		Accumulated	Net
June 30, 2009	Amount	Amortization	Book Value

Customer relationships	$65,077	$8,693	$56,384
Trade names	25,576	1,879	23,697
Vendor relationships	13,750	1,442	12,308
Non-competition agreements	4,425	982	3,443

Total Intangibles	$108,828	$12,996	$95,832

		Accumulated	Net
June 30, 2008	Amount	Amortization	Book Value

Customer relationships	$ 11,824	$ 2,716	$9,108
Trade names	4,240	278	3,962
Vendor relationships	4,731	575	4,156
Non-competition agreements	2,441	503	1,938

Total Intangibles	$ 23,236	$ 4,072	$19,164

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

20   Applied Industrial Technologies, Inc. and Subsidiaries

During fiscal 2009, the Company recorded intangible assets of $53,600 for customer relationships, $22,080 for trade names, $10,015 for vendor relationships, and $2,576 for non-competition agreements.
During fiscal 2008, the Company recorded intangible assets of $3,210 for customer relationships, $3,200 for trade names, $3,440 for vendor relationships, and $1,740 for non-competition agreements.
Amortization expense for intangible assets totaled $9,655, $1,663 and $1,045 in fiscal 2009, 2008 and 2007, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization of intangible assets at June 30, 2009 is estimated to be $10,400 for 2010, $9,900 for 2011, $9,400 for 2012, $8,800 for 2013 and $7,700 for 2014.
NOTE 5: DEBT
The Company’s outstanding borrowings consist of:

June 30,	2009	2008

7.98% Private placement debt, due at maturity in November 2010	$25,000	$25,000
Revolving credit agreement	55,000

Total outstanding debt	80,000	25,000
Less: Payable within one year	5,000

Long-term portion of outstanding debt	$75,000	$25,000

Based upon current market rates for debt of similar maturities, the Company’s outstanding debt had an estimated fair value of $74,000 and $26,336 as of June 30, 2009 and 2008, respectively.
The Company has a revolving credit facility with a group of banks expiring in June 2012. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.07% to 0.15% per year on the average amount of the total revolving credit commitments during the year. As of June 30, 2009, the Company had $55,000 outstanding on this revolving credit facility, of which $5,000 is classified as current and $50,000 is classified as long-term. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds at the Company’s discretion. At June 30, 2009, the weighted-average interest rate for the outstanding borrowings under this agreement along with the interest rate swap agreement was 3.08%. It is the Company’s intention to maintain a balance of at least $50,000 outstanding utilizing the one-month LIBOR borrowing option through September 19, 2010, the date on which the related cash flow hedge ends (described in Note 6, “Risk Management Activities”). Unused lines under this facility, net of outstanding letters of credit of $6,104 to secure certain insurance obligations, totaled $88,896 at June 30, 2009 and are available to fund future acquisitions or other capital and operating requirements.
The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing at the Company’s sole discretion with terms of up to fifteen years. The agreement expires in March 2010. There were no borrowings at June 30, 2009.
The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2009, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2009, the Company was in compliance with all covenants.
NOTE 6: RISK MANAGEMENT ACTIVITIES
On January 1, 2009, Applied adopted FASB Statement No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). The adoption of SFAS 161 required additional financial statement disclosures. The Company has applied the requirements of SFAS 161 on a prospective basis. Accordingly, disclosures related to prior periods have not been presented.
The Company is exposed to market risks, primarily resulting from changes in currency exchange rates and interest rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company’s written policy. These transactions are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). This standard, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. The Company does not hold or issue derivative financial instruments for trading purposes. The criteria for designating a derivative as a hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur.

Applied Industrial Technologies, Inc. and Subsidiaries   21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Foreign Currency Exchange Rate Risk
In November 2000, the Company entered into two 10-year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly-owned Canadian subsidiary. The cross-currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed-rate U.S. dollar denominated debt to 7.75% fixed-rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings. One of the cross-currency swaps is designated as a cash flow hedge. There was no ineffectiveness of this cross-currency swap during fiscal 2009. The unrealized losses on this swap are included in accumulated other comprehensive (loss) income and the corresponding fair value is included in other liabilities in the consolidated balance sheets.
The other cross-currency swap is not designated as a hedging instrument under the hedge accounting provisions of SFAS 133. Accordingly, the Company records the fair value of this contract as of the end of its reporting period to its consolidated balance sheet with changes in fair value recorded in the Company’s statements of consolidated income. The balance sheet classification for the fair value of this contract is to other assets for unrealized gains or other liabilities for unrealized losses. The income statement classification for the fair value of this swap is to other expense (income), net for both unrealized gains and losses.
Interest Rate Risk
Effective September 19, 2008, the Company entered into a two-year agreement for a $50,000 interest rate swap to effectively convert $50,000 of its variable-rate debt to fixed-rate debt at a fixed rate of 3.33%. This instrument has been designated as a cash flow hedge, the objective of which is to eliminate the variability of cash flows in interest payments attributable to changes in the benchmark one-month LIBOR interest rates. There was no ineffectiveness of this interest rate swap contract during fiscal 2009. The unrealized loss on this interest rate swap is included in accumulated other comprehensive (loss) income and the corresponding fair value is included in other liabilities in the consolidated balance sheet. Based upon market valuations at June 30, 2009, approximately $700 is expected to be reclassified into the statement of consolidated income over the next twelve months, as cash flow payments are made in accordance with the interest rate swap agreements.
The following table summarizes the fair value of derivative instruments as recorded in the consolidated balance sheet as of June 30:

	Consolidated Balance	Fair Value
	Sheet Classification	2009

Derivatives designated as hedging instruments:
Cross-currency swap	Other liabilities	$6,689
Interest rate swap	Other liabilities	1,381

Total derivatives designated as hedging instruments		8,070

Derivative not designated as a hedging instrument - cross-currency swap	Other liabilities	1,672

Total Derivatives		$9,742

The following table summarizes the effects of derivative instruments on income and other comprehensive income (“OCI”) for the year ended June 30, 2009 (amounts presented exclude any income tax effects):

Derivatives in Cash Flow Hedging	Amount of Gain (Loss) Recognized in OCI	Amount of Loss Reclassified from Accumulated OCI into Income
Relationships	on Derivatives (Effective Portion)	(Effective Portion), Included in Interest Expense

Cross-currency swap	$ 3,790
Interest rate swap	(1,381)	$ (701)

Total	$ 2,409	$ (701)

Amount of Gain (Loss) Recognized in
Derivative Not Designated	Income on Derivative, Included in Other
as Hedging Instrument	Expense (Income), net

Cross-currency swap	$ 947

NOTE 7: FAIR VALUE MEASUREMENTS
Fair value as defined by SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), is the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 classifies the inputs to measure fair value into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

22   Applied Industrial Technologies, Inc. and Subsidiaries

In February, 2008, the FASB finalized FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157.” This Staff Position delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The effective date for Applied for items within the scope of this FASB Staff Position is July 1, 2009.
Financial assets and liabilities measured at fair value on a recurring basis are as follows at June 30, 2009:

Fair Value Measurements
Quoted Prices in Active
		Markets for Identical	Significant Other	Significant
		Instruments	Observable Inputs	Unobservable Inputs

	Recorded Value	Level 1	Level 2	Level 3

Assets:
Marketable securities	$ 8,211	$ 8,211

Liabilities:
Cross-currency swaps	$ 8,361		$ 8,361
Interest rate swap	1,381		1,381

Total Liabilities	$ 9,742		$ 9,742

Marketable securities in the above table are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets in the consolidated balance sheets. The fair values were derived using quoted market prices. Marketable securities totaled $10,527 at June 30, 2008.
Fair values for cross-currency and interest rate swaps shown in the above table are derived using foreign currency exchange rates and inputs readily available in the public swap markets for similar instruments adjusted for terms specific to these instruments. Since the inputs used to value these instruments are observable and the counterparty is credit worthy, the Company has classified them as Level 2 inputs. These liabilities are included in other liabilities in the consolidated balance sheets.
NOTE 8: INCOME TAXES
Income Before Income Taxes
The components of income before income taxes are as follows:

Year Ended June 30,	2009	2008	2007

U.S.	$54,916	$136,179	$119,275
Foreign	10,898	15,536	14,555

Total income before income taxes	$65,814	$151,715	$133,830

Provision The provision (benefit) for income taxes consists of:

Year Ended June 30,	2009	2008	2007

Current:
Federal	$30,142	$49,532	$43,325
State and local	4,235	7,025	5,341
Foreign	5,825	5,511	5,566

Total current	40,202	62,068	54,232

Deferred:
Federal	(14,492)	(5,028)	(5,914)
State and local	(769)	(346)	(342)
Foreign	(1,387)	(435)	(168)

Total deferred	(16,648)	(5,809)	(6,424)

Total	$23,554	$56,259	$47,808

The exercise of non-qualified stock options and stock appreciation rights during fiscal 2009, 2008 and 2007 resulted in $452, $3,140 and $2,860, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price.

Applied Industrial Technologies, Inc. and Subsidiaries   23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Vesting of stock awards and other stock compensation in fiscal 2009, 2008 and 2007 resulted in $422, $577 and $1,025, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.
Effective Tax Rates
The following reconciles the federal statutory income tax rate and the Company’s effective income tax rate:

Year Ended June 30,	2009	2008	2007

Statutory income tax rate	35.0%	35.0%	35.0%
Effects of:
State and local taxes	3.2	2.8	2.3
U.S. tax on foreign income, net	6.4	.1
Foreign tax credit carryforwards	(6.0)
Valuation allowance	(1.5)	.7
Foreign income taxes	(.4)	(.9)	(.8)
Deductible dividend	(1.2)	(.5)	(.5)
Other, net	.3	(.1)	(.3)

Effective income tax rate	35.8%	37.1%	35.7%

Consolidated Balance Sheets
Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2009	2008

Deferred tax assets:
Compensation liabilities not currently deductible	$33,751	$33,248
Expenses and reserves not currently deductible	7,220	7,523
Goodwill and intangibles	12,588
Net operating loss carryforwards (expiring in years 2014-2024)	370	451
Foreign tax credits	3,954
Other	1,452	880

Total deferred tax assets	59,335	42,102
Less: Valuation allowance	(105)	(1,019)

Deferred tax assets, net of valuation allowance	59,230	41,083

Deferred tax liabilities:
Currency translation	(232)	(4,024)
Inventories	(2,403)	(1,813)
Depreciation and differences in property bases	(1,229)	(124)
Other		(52)

Total deferred tax liabilities	(3,864)	(6,013)

Net deferred tax assets	$55,366	$35,070

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as follows:

June 30,	2009	2008

Deferred tax assets:
Other current assets	$9,930	$9,288
Other assets	46,650	25,782
Deferred tax liabilities:
Other current liabilities	(926)
Other liabilities	(288)

Net deferred tax assets	$55,366	$35,070

24   Applied Industrial Technologies, Inc. and Subsidiaries

Valuation allowances are provided against deferred tax assets where it is considered more-likely-than-not that the Company will not realize the benefit of such assets. In fiscal 2008, changes in U.S. tax regulations resulted in limitations to the deductibility of certain expenses and management believed it was not likely the Company would be able to utilize certain expenses, so a valuation allowance was established against them. In fiscal 2009, the Company determined it would be able to utilize these deferred tax assets and the related valuation allowance was reversed. The remaining net deferred tax asset is the amount management believes is more-likely-than-not of being realized. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory rates and future income levels.
No provision has been made for income taxes on undistributed earnings of non-U.S. subsidiaries of approximately $29.7 million at June 30, 2009, since it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution. In fiscal 2009, the Company declared and received a dividend of $30.8 million from a Canadian subsidiary. Net U.S. tax expense of $1.1 million (or a 1.7% impact on the effective income tax rate) was recorded related to this transaction.
Unrecognized Income Tax Benefits
The Company and its subsidiaries file income tax returns in the U.S. federal, various state and local and foreign jurisdictions. Effective July 1, 2007, the Company adopted FIN 48. The following is a reconciliation of the Company’s total gross unrecognized tax benefits for the years ended June 30, 2009 and 2008:

	2009	2008

Unrecognized Tax Benefits at July 1, 2008 and 2007, respectively	$2,004	$1,903
Current year tax positions	183	369
Prior year tax positions	(51)	(31)
Expirations of statutes of limitations	(167)	(216)
Settlements	(109)	(21)

Unrecognized Tax Benefits at June 30, 2009 and 2008, respectively	$1,860	$2,004

Included in the balance of unrecognized tax benefits at June 30, 2009 and 2008, are $984 and $1,124, respectively, of tax benefits that, if recognized, would affect the effective income tax rate.
The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes. During 2009 and 2008, the Company recognized $32 and $97, respectively, for interest and penalties related to unrecognized benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $526 and $494, as of June 30, 2009 and 2008, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.
The Company is subject to U.S. federal jurisdiction income tax examinations for the tax years 2006 through 2009. In addition, the Company is subject to foreign, state and local income tax examinations for the tax years 2005 through 2009.
The Company’s unrecognized tax benefits are classified as non-current liabilities since payment of cash is not expected within one year.
NOTE 9: SHAREHOLDERS’ EQUITY
Net Income Per Share
The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	2009	2008	2007

Net Income	$42,260	$95,456	$86,022

Average Shares Outstanding:
Weighted-average common shares outstanding for basic computation	42,287	42,797	43,630
Dilutive effect of potential common shares	507	755	865

Weighted-average common shares outstanding for dilutive computation	42,794	43,552	44,495

Net Income Per Share – Basic	$1.00	$2.23	$1.97

Net Income Per Share – Diluted	$0.99	$2.19	$1.93

Stock options and stock appreciation rights relating to the acquisition of 1,208, 255 and 460 shares of common stock were outstanding at June 30, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

Applied Industrial Technologies, Inc. and Subsidiaries   25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Share-Based Incentive Plans
The 2007 Long-Term Performance Plan (the “2007 Plan”), which expires in 2012, provides for granting of stock options, stock appreciation rights (“SARs”), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the two committees at regularly scheduled meetings. The aggregate number of shares of common stock which may be awarded under the 2007 Plan is 2,000. Shares available for future grants at June 30, 2009 were 1,585.
Stock Option and Stock Appreciation Rights
SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. SARs and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.
Compensation expense related to stock options and SARs recorded for the years ended June 30, 2009, 2008 and 2007 was $3,702, $2,999 and $2,494, respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of share-based awards requires management to select a fair value model and make certain estimates and assumptions.
The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2009, 2008 and 2007 are:

	2009	2008	2007

Expected life, in years	5.5	5.3	5.1
Risk free interest rate	2.9%	4.4%	4.8%
Dividend yield	2.2%	2.2%	2.2%
Volatility	48.4%	45.9%	46.7%

The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors. The risk free interest rate is based upon the U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the stock options and SARs. The assumed dividend yield has been estimated based upon the Company’s historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company’s common stock for a period equal to the expected life.
It has been the Company’s practice to issue shares from Treasury to satisfy requirements of SARs and stock option exercises. SARs are redeemable solely in Company common stock. The exercise price of stock option awards may be settled by the holder with cash or by tendering Company common stock.
A summary of stock option and SARs activity is presented below:

2009		Weighted-Average
(Share amounts in thousands)	Shares	Exercise Price

Outstanding, beginning of year	2,195	$ 15.17
Granted	349	26.51
Exercised	(97)	8.26
Forfeited	(1)	20.99

Outstanding, end of year	2,446	$ 17.06

Exercisable at end of year	1,823	$ 14.08

Weighted-average fair value of SARs and options granted during year		$ 10.31

2008		Weighted-Average
(Share amounts in thousands)	Shares	Exercise Price

Outstanding, beginning of year	2,384	$ 13.15
Granted	263	25.32
Exercised	(452)	10.43

Outstanding, end of year	2,195	$ 15.17

Exercisable at end of year	1,596	$ 12.61

Weighted-average fair value of SARs and options granted during year		$ 9.79

26   Applied Industrial Technologies, Inc. and Subsidiaries

2007		Weighted-Average
(Share amounts in thousands)	Shares	Exercise Price

Outstanding, beginning of year	2,486	$ 11.23
Granted	319	22.11
Exercised	(421)	8.61

Outstanding, end of year	2,384	$ 13.15

Exercisable at end of year	1,533	$ 10.63

Weighted-average fair value of SARs and options granted during year		$ 8.74

The weighted-average remaining contractual terms for SARs/stock options outstanding and exercisable at June 30, 2009 were 5.32 and 4.33 years, respectively. The aggregate intrinsic values of SARs/stock options outstanding and exercisable at June 30, 2009 were $12,156. The aggregate intrinsic value of the SARs/stock options exercised during fiscal 2009, 2008 and 2007 was $1,453, $9,356, and $7,887, respectively.
A summary of the status of the Company’s nonvested stock options and SARs at June 30, 2009, all of which are expected to vest, is presented below:

		Weighted-Average
2009		Grant-Date
(Share amounts in thousands)	Shares	Fair Value

Nonvested, beginning of year	599	$ 8.64
Granted	349	10.31
Vested	(325)	7.61

Nonvested, end of year	623	$ 10.12

As of June 30, 2009, unrecognized compensation cost related to stock options and SARs amounted to $2,231. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of shares vested during fiscal 2009, 2008 and 2007 was $2,495, $3,190 and $2,116, respectively.
Restricted Stock
Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over a period of one to four years. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period. At June 30, 2009 and 2008, the Company had 31 and 14 shares of unvested restricted stock outstanding at weighted-average prices of $17.19 and $23.94, respectively. During fiscal 2009, 29 shares of restricted stock were granted at an average grant price of $16.68 per share. Unamortized compensation related to unvested restricted stock awards aggregated $273 and $375 at June 30, 2009 and 2008, respectively. The unamortized compensation cost related to restricted stock is expected to be amortized over the weighted-average remaining vesting period of 0.7 years.
Long-Term Performance Grants
The Executive Organization and Compensation Committee also makes annual awards of three-year performance grants to key officers. A target payout is established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company’s achievement of sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company’s common stock price, including dividend reinvestment, over the performance period as compared to the Company’s peers, as defined in the plan. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period. During fiscal 2009, 2008 and 2007, the Company recorded $7, $493 and $549, respectively, of compensation expense for achievement relative to the total shareholder return-based goals of the Company’s performance grants. At June 30, 2009, and 2008, the Company had accrued $769 and $762, respectively, for compensation expense relative to these goals. At June 30, 2009, the maximum potential compensation expense related to the outstanding performance grants was $3,115. Any amounts estimated to be earned up to the related potential would be recognized during the remaining performance period of two years.
Treasury Shares
At June 30, 2009, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.

Applied Industrial Technologies, Inc. and Subsidiaries   27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income is comprised of the following:

June 30,	2009	2008

Unrealized losses on cash flow hedges, net of taxes	$(151)	$(19)
Unrealized gains on investment securities available for sale, net of taxes	161	338
Foreign currency translation, net of taxes	2,933	15,966
Pension liability, net of taxes	(10,792)	(10,036)

Total accumulated other comprehensive (loss) income	$(7,849)	$6,249

NOTE 10: BENEFIT PLANS
Retirement Savings Plan
Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (2.5% for fiscal 2009 and 5% for fiscal 2008 and 2007). The Company also partially matched 401(k) contributions by participants through December 31, 2008. Participants may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. Effective January 1, 2009, the Company suspended the 401(k) match indefinitely. The Company’s expense for contributions to the above plan was $3,086, $12,442 and $11,548 during fiscal 2009, 2008 and 2007, respectively.
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
Postemployment Benefit Plans
The Company provides the following postemployment benefits which, except for the Qualified Defined Benefit Retirement Plan, are unfunded:
Supplemental Executive Retirement Benefits Plan
The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable beginning at retirement and determinable at retirement based upon a percentage of the participant’s historical compensation.
Qualified Defined Benefit Retirement Plan
The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. These associates do not participate in the Retirement Savings Plan. The benefits are based on length of service and date of retirement.
Salary Continuation Benefits
The Company has agreements with certain retirees of acquired companies to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was 6.0% at June 30, 2009 and 2008.
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
The Company uses a June 30 measurement date for all plans.

28   Applied Industrial Technologies, Inc. and Subsidiaries

The changes in benefit obligations, plan assets and funded status for the postemployment plans described above were as follows:

	Pension Benefits		Retiree Health Care Benefits
	2009	2008	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of the year	$42,576	$42,210	$3,924	$4,173
Service cost	2,139	2,090	41	49
Interest cost	2,518	2,413	228	271
Plan participants’ contributions			35	31
Benefits paid	(3,061)	(4,655)	(232)	(207)
Amendments	1,749	249	190	419
Actuarial (gain) loss during year	(455)	269	167	(812)

Benefit obligation at end of year	$45,466	$42,576	$4,353	$3,924

Change in plan assets:
Fair value of plan assets at beginning of year	$5,530	$5,893
Actual loss on plan assets	(949)	(249)
Employer contributions	3,237	4,541	$197	$176
Plan participants’ contributions			35	31
Benefits paid	(3,061)	(4,655)	(232)	(207)

Fair value of plan assets at end of year	$4,757	$5,530	$0	$0

Funded status at end of year	$(40,709)	$(37,046)	$(4,353)	$(3,924)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost
Current liabilities	$(1,656)	$(2,953)	$(220)	$(270)
Noncurrent liabilities	(39,053)	(34,093)	(4,133)	(3,654)

Net amount recognized	$(40,709)	$(37,046)	$(4,353)	$(3,924)

Amounts recognized in accumulated other comprehensive loss (income):
Net actuarial loss (gain)	$12,854	$12,834	$(1,171)	$(1,465)
Prior service cost	5,165	4,330	560	490

Total amounts recognized in accumulated
other comprehensive loss (income)	$18,019	$17,164	$(611)	$(975)

The following table provides information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets:

	Pension Benefits
	2009	2008

Projected benefit obligations	$45,466	$42,576
Accumulated benefit obligations	38,229	35,385
Fair value of plan assets	4,757	5,530

Applied Industrial Technologies, Inc. and Subsidiaries   29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
The net postemployment benefit costs are as follows:

	Pension Benefits
	2009	2008	2007

Service cost	$2,139	$2,090	$1,685
Interest cost	2,518	2,413	2,032
Expected return on plan assets	(436)	(466)	(415)
Recognized net actuarial loss	911	962	804
Amortization of prior service cost	920	635	658

Net periodic pension cost	$6,052	$5,634	$4,764

	Retiree Health Care Benefits
	2009	2008	2007

Service cost	$ 41	$ 49	$ 56
Interest cost	228	271	222
Recognized net actuarial (gain)	(125)	(107)	(109)
Amortization of prior service cost	119	119	49

Net periodic postemployment benefit cost	$ 263	$ 332	$ 218

The estimated net loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $924 and $797, respectively. The estimated net gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $87 and $147, respectively.

Assumptions

The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.

The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
	2009	2008	2009	2008

Discount rate	6.0%	6.0%	6.0%	6.0%
Expected return on plan assets	8.0%	8.0%	N/A	N/A
Rate of compensation increase	5.5%	5.5%	N/A	N/A

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions were 9% and 8% as of June 30, 2009 and 2008, respectively, decreasing to 5% by 2018 and 2015, respectively. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2009 and for the year then ended:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease

Effect on total service and interest cost components of periodic expense	$ 44	$ (36)
Effect on post-retirement benefit obligation	650	(539)

30     Applied Industrial Technologies, Inc. and Subsidiaries

Plan Assets
The Company’s Qualified Defined Benefit Retirement Plan weighted-average asset allocation and target allocation are as follows:

	Target	Percentage of Pension Plan
	Allocation	Assets At Fiscal Year End
	2010	2009	2008

Asset Category:
Equity securities	40 – 70%	48%	57%
Debt securities	20 – 50%	47%	39%
Other	0 – 20%	5%	4%

Total	100%	100%	100%

Equity securities do not include any Company common stock.

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

Cash Flows
Employer Contributions

The Company expects to contribute $1,700 to its pension benefit plans and $200 to its retiree health care benefit plans in 2010.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

During Fiscal Years	Pension Benefits	Retiree Health Care Benefits

2010	$ 1,800	$ 200
2011	1,900	300
2012	900	300
2013	1,000	300
2014	2,300	300
2015 through 2019	31,000	1,400

NOTE 11: LEASES

The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms exceeding one year as of June 30, 2009 are as follows:

During Fiscal Years

2010	$21,800
2011	15,700
2012	12,500
2013	8,800
2014	6,500
Thereafter	13,100

Total minimum lease payments	$78,400

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $30,900 in 2009, $29,000 in 2008, and $28,300 in 2007.

Applied Industrial Technologies, Inc. and Subsidiaries     31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
NOTE 12: SEGMENT AND GEOGRAPHIC INFORMATION

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

Segment Financial Information

	Service Center	Fluid Power
	Based Distribution	Businesses	Total

Year Ended June 30, 2009

Net sales	$1,596,998	$326,150	$1,923,148
Operating income for reportable segments	75,411	18,942	94,353
Assets used in the business	611,255	198,073	809,328
Depreciation	10,876	1,860	12,736
Capital expenditures	5,537	1,451	6,988

Year Ended June 30, 2008

Net sales	$1,865,663	$223,793	$2,089,456
Operating income for reportable segments	124,271	17,320	141,591
Assets used in the business	712,546	86,225	798,771
Depreciation	11,441	1,335	12,776
Capital expenditures	7,550	860	8,410

Year Ended June 30, 2007

Net sales	$1,806,284	$207,825	$2,014,109
Operating income for reportable segments	122,684	14,427	137,111
Assets used in the business	715,864	61,505	777,369
Depreciation	12,166	1,323	13,489
Capital expenditures	10,074	1,118	11,192

A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2009	2008	2007

Operating income for reportable segments	$94,353	$141,591	$137,111
Adjustments for:
Goodwill impairment	36,605
Corporate and other (income) expense, net	(14,745)	(11,233)	2,100

Total operating income	72,493	152,824	135,011
Interest expense, net	4,424	882	2,360
Other expense (income), net	2,255	227	(1,179)

Income before income taxes	$65,814	$151,715	$133,830

The change in corporate and other (income) expense, net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Amortization expense is not included in the operating income for reportable segments; amortization expense for Fluid Power Businesses was $7,390, $418 and $137 for fiscal 2009, 2008 and 2007, respectively and $2,265, $1,245 and $908 for the Service Center Based Distribution segment, respectively.

32   Applied Industrial Technologies, Inc. and Subsidiaries

Product Category
Net sales by product category are as follows:

Year Ended June 30,	2009	2008	2007

Industrial	$1,422,518	$1,670,464	$1,614,515
Fluid power	500,630	418,992	399,594

Net sales	$1,923,148	$2,089,456	$2,014,109

The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company’s service centers as well as the Fluid Power Businesses segment.

Geographic Information

Net sales are presented in geographic areas based on the location of the subsidiary making the sale. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	2009	2008	2007

Net Sales:
United States	$1,674,769	$1,839,410	$1,778,993
Canada	197,795	222,121	211,446
Mexico	50,584	27,925	23,670

Total	$1,923,148	$2,089,456	$2,014,109

June 30,	2009	2008

Long-Lived Assets:
United States	$189,720	$107,384
Canada	16,481	19,455
Mexico	15,474	22,007

Total	$221,675	$148,846

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

NOTE 14: OTHER EXPENSE (INCOME), NET
Other expense (income), net consists of the following:

Year Ended June 30,	2009	2008	2007

Unrealized loss (gain) on assets held in rabbi trust for a nonqualified deferred compensation plan	$1,741	$ 327	$(1,397)
Foreign currency transaction losses (gains)	1,466	(384)	(27)
Unrealized (gain) loss on cross-currency swap	(947)	277	243
Other, net	(5)	7	2

Total other expense (income), net	$2,255	$ 227	$(1,179)

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $14,000 and a net cash surrender value of $3,000 at June 30, 2009.

Applied Industrial Technologies, Inc. and Subsidiaries   33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc. Cleveland, Ohio
We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2009 and 2008, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 19, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Cleveland, Ohio
August 19, 2009

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
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. This evaluation was based on the criteria set forth in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2009.
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

August 19, 2009

Applied Industrial Technologies, Inc. and Subsidiaries   35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc. Cleveland, Ohio
We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders’ equity and cash flows as of and for the year ended June 30, 2009 of the Company and our report dated August 19, 2009 expressed an unqualified opinion on those consolidated financial statements.
Cleveland, Ohio
August 19, 2009

36   Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING RESULTS AND MARKET DATA

(In thousands, except per share amounts)					Per Common Share (A)

(UNAUDITED)					Net Income
			Operating Income	Net Income	(Loss)-	Cash
	Net Sales	Gross Profit	(Loss)	(Loss)	Diluted (B)	Dividend

2009
First Quarter	$543,906	$146,058	$37,375	$22,536	$0.52	$0.15
Second Quarter	502,412	135,469	28,807	16,194	0.38	0.15
Third Quarter	451,647	122,246	21,019	11,560	0.27	0.15
Fourth Quarter	425,183	116,237	(14,708)	(8,030)	(0.19)	0.15

	$1,923,148	$520,010	$72,493	$42,260	$0.99	$0.60

2008
First Quarter	$518,547	$142,056	$39,216	$24,457	$0.56	$0.15
Second Quarter	511,008	139,491	37,268	22,967	0.52	0.15
Third Quarter	530,156	144,500	37,685	23,595	0.55	0.15
Fourth Quarter	529,745	143,236	38,655	24,437	0.57	0.15

	$2,089,456	$569,283	$152,824	$95,456	$2.19	$0.60

2007
First Quarter	$492,590	$135,134	$33,377	$21,117	$0.47	$0.12
Second Quarter	472,365	130,151	28,929	18,568	0.42	0.12
Third Quarter	521,129	140,572	34,105	21,697	0.49	0.12
Fourth Quarter	528,025	142,195	38,600	24,640	0.56	0.12

	$2,014,109	$548,052	$135,011	$86,022	$1.93	$0.48

(A)
On August 11, 2009 there were 6,198 shareholders of record including 4,048 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 11, 2009 was $22.00 per share.

(B)
The sum of the quarterly per share amounts may not equal per share amounts reported for year to date. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year end inventory quantities on LIFO costs. Reductions in year end inventories in certain LIFO inventory pools during the fiscal years ended June 30, 2009 and 2008 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the years ended June 30, 2009 and 2008 increased gross profit by $4,419 and $626, respectively, net income by $2,693 and $383, respectively and net income per share by $0.06 and $0.01, respectively. There were no LIFO layer liquidations for fiscal 2007.
The fiscal 2009 fourth quarter includes a goodwill impairment charge of $36.6 million, which decreased net income by $23.0 million and earnings per share by $0.54.
Additionally, SD&A was reduced by $3.5 million relating to the reversal of prior years’ long-term incentive accruals and other items not expected to re-occur, and income tax expense was reduced by $1.3 million due to tax benefits not expected to re-occur. These items combined to increase net income per share by $0.08.

QUARTERLY VOLUME, PRICE AND DIVIDEND INFORMATION

			Price Range
	Shares Traded	Average Daily Volume	High	Low

2009
First Quarter	23,839,000	372,500	$ 31.29	$ 22.92
Second Quarter	25,940,700	405,300	26.78	14.12
Third Quarter	27,478,700	450,500	20.49	14.63
Fourth Quarter	22,937,700	364,100	23.95	16.25

2008
First Quarter	21,416,800	339,900	$ 33.26	$ 22.90
Second Quarter	19,630,600	306,700	35.68	28.01
Third Quarter	26,431,600	433,300	30.68	22.05
Fourth Quarter	26,215,300	409,600	32.20	23.81

2007
First Quarter	20,528,900	325,900	$ 25.50	$ 20.75
Second Quarter	16,447,500	261,100	30.00	23.61
Third Quarter	17,787,400	291,600	26.95	22.72
Fourth Quarter	18,389,300	291,900	30.73	24.26

Applied Industrial Technologies, Inc. and Subsidiaries   37

5 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)

	2009 (a)	2008	2007	2006	2005

Consolidated Operations – Year Ended June 30
Net sales	$1,923,148	$2,089,456	$2,014,109	$1,900,780	$1,717,055
Operating income	72,493	152,824	135,011	115,592	87,968
Income before cumulative effect of accounting change	42,260	95,456	86,022	72,299	55,339
Net income	42,260	95,456	86,022	72,299	55,339
Per share data
Income before cumulative effect of accounting change
Basic	1.00	2.23	1.97	1.62	1.24
Diluted	0.99	2.19	1.93	1.57	1.20
Net income
Basic	1.00	2.23	1.97	1.62	1.24
Diluted	0.99	2.19	1.93	1.57	1.20
Cash dividend	0.60	0.60	0.48	0.40	0.29

Year-End Position – June 30
Working capital	$369,038	$409,186	$365,523	$370,013	$345,806
Long-term debt (including long-term debt classified as current)	75,000	25,000	75,395	76,186	76,977
Total assets	809,328	798,771	777,369	730,671	690,170
Shareholders’ equity	508,102	502,075	450,983	414,822	393,287

Year-End Statistics – June 30
Current ratio	3.4	3.1	2.6	3.0	2.9
Operating facilities	464	459	445	452	440
Shareholders of record	6,329	6,305	6,242	6,192	6,079

(a) The goodwill impairment charge in fiscal 2009 reduced operating income by $36.6 million, net income by $23.0 million and net income per share by $0.54.

38   Applied Industrial Technologies, Inc. and Subsidiaries