Form 10-K, Exhibit 13
period 2010-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2010-08-13
CIK 109563

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
With more than 4,400 associates across North America, Applied Industrial Technologies (“Applied,” the “Company,” “We,” “Us” or “Our”) is an industrial distributor that offers parts critical to the operations of MRO and OEM customers in a wide range of industries. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized fluid power shop, mechanical and fabricated rubber services. Applied is an authorized distributor for more than 2,000 manufacturers, and we offer access to approximately 4 million stock keeping units (“SKUs”). A large portion of our business is selling replacement parts to manufacturers and other industrial concerns for repair or maintenance of machinery and equipment. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2010, business was conducted in the United States, Canada, Mexico and Puerto Rico from 455 facilities.
When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.
Our fiscal 2010 sales came in at $1.89 billion, a decrease of $29.9 million or 1.6% compared to the prior year. Net sales from acquired businesses added $25.3 million to the current year. Our operating margin increased to 5.8% compared to the prior year’s 3.8%. Gross margin increased slightly to 27.2% from 27.0% in the prior year. LIFO benefits recorded during the year totaled $23.5 million which provided an overall benefit in our gross profit percent of 1.2%. These benefits offset lower point-of-sale pricing as well as reduced supplier purchasing incentives. Our earnings per share was $1.54 versus $0.99 in fiscal year 2009, an increase of 55.6%. Fiscal year 2009 included a non-cash goodwill impairment charge which decreased earnings per share by $0.54.
Our consolidated balance sheet remains strong. Shareholders’ equity is $555.0 million, up from $508.1 million at June 30, 2009. Working capital decreased $21.5 million from June 30, 2009 to $347.5 million at June 30, 2010 as all of our long-term debt is now classified as current. Our strong cash flow from operations led to an increase in cash of $148.1 million. Improved sales volume, particularly in the second half of the year, increased receivables by $47.6 million. Offsetting these increases in current assets was a decline of $81.4 million in inventory due to our inventory management program. Our current ratio remains strong at 2.3 to 1 versus 3.4 to 1 in fiscal year 2009.
Applied monitors several economic indices that have been key indicators for industrial economic activity. These include the Manufacturing Capacity Utilization (“MCU”) index published by the Federal Reserve Board and the Manufacturing Index published by the Institute for Supply Management (“ISM”). Historically, our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU on the upswing by up to six months and move closer in alignment with the declines.
These indices showed an improving economy throughout our fiscal 2010, although their improvements have moderated somewhat during our fourth quarter. The MCU was 71.6 in June, up from its most recent trough of 65.2 in June of 2009. The ISM was 56.2 in June, down from its year-long high of 60.4 in April. Our sales per day run rate improved sequentially throughout the year with overall sales increasing 7.6% and 23.0% in the third and fourth quarters compared to the year ago quarters. We believe that the recovery of the U.S. industrial economy will continue but will settle into a slower pace of percentage growth for the second half of the calendar year.
YEAR ENDED JUNE 30, 2010 vs. 2009
Net sales in fiscal 2010 were $1.89 billion, which was 1.6% below the prior year. Net incremental sales from companies acquired in the prior year contributed approximately $25.3 million. Our same-store sales declined 2.9% for the full fiscal year. While our quarterly sales per day run rate compared to the prior year periods declined 19.5% and 11.2% for the first and second quarters, our sales per day run rate compared to the prior year periods increased in the third and fourth quarters by 7.6% and 23.0%, respectively. Currency translation increased fiscal year sales by approximately $11.7 million or 0.6%. In local currency, while our Canadian business was down 6.4% from overall fiscal 2009 levels, it improved in the fourth quarter by 9.5% versus the prior year quarter. Net sales from our Mexican operations were up 3.4% in local currency in fiscal 2010. The number of selling days in fiscal 2010 was the same as in fiscal 2009.
Within the Service Center Based Distribution segment, net sales decreased $60.5 million or 3.8% compared to fiscal year 2009, attributed to declines in our same-store business. Within the Fluid Power Businesses segment, net sales increased $30.5 million or 9.4%, including $23.1 million in incremental sales from acquisitions. Sales to customers in high-tech industries led the recovery in this segment.
The sales product mix for fiscal 2010 was 71.7% industrial products and 28.3% fluid power products compared to 74.0% industrial and 26.0% fluid power in the prior year. The shift in mix to fluid power products in fiscal 2010 was driven by incremental sales from the fiscal 2009 FPR acquisition and strong increases in sales to customers in high-tech industries.
At June 30, 2010, we had a total of 455 operating facilities in the U.S., Canada and Mexico versus 464 at June 30, 2009. The net reduction in operating facilities represents four new locations offset by the merger or closure of locations.
Our gross profit margin increased to 27.2% in fiscal 2010 from 27.0% in fiscal 2009. LIFO benefits recorded during the year totaled $23.5 million which provided an overall benefit in our gross profit percent of 1.2%. These benefits more than offset lower point-of-sale pricing and reduced supplier purchasing incentives.
The Company uses the LIFO method of valuing U.S. inventories. In fiscal 2010, we undertook an inventory management program which resulted in a significant decrease of inventory from the June 30, 2009 levels. The annual current cost reduction in U.S. bearings and drives products inventory was $101.4 million (previously estimated at $83.0 million per our quarterly report on Form 10-Q for the quarter ended March 31, 2010). These inventory reductions were targeted to reduce excess quantities of certain products within our system and therefore had no negative impact on customer service or order fulfillment.
Reductions in the levels of inventory purchases in the current year have resulted in significant reductions in supplier purchase incentives which flow through the income statement as inventory is sold to customers. This has negatively impacted gross profit margins. Reductions in our inventory levels

Applied Industrial Technologies, Inc. and Subsidiaries     5

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

have also resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these liquidations had a positive impact on our gross profit margins.
The LIFO benefit recorded in fiscal 2010 was $23.5 million which reduced our cost of goods sold and equated to $0.33 of earnings per share. The overall LIFO reserves were reduced by the same amounts. Due to the additional inventory reductions above our third quarter estimate, we generated actual fourth quarter LIFO benefits of $16.2 million. This was $13.7 million above our estimate at March 31, 2010. Total full year LIFO benefits of $23.5 million were recorded as follows: $0.7 million in the first quarter, $1.8 million in the second quarter, $4.8 million in the third quarter and $16.2 million in the fourth quarter.
If inventory levels had remained constant with the June 30, 2009 levels, instead of recording the benefit as described above, the Company would have recorded LIFO expense of $19.2 million in fiscal 2010. The overall impact of LIFO layer liquidations during the fiscal year resulted in an improvement in gross profit of $42.7 million. LIFO layer liquidations recorded for the prior fiscal year increased gross profit by $4.4 million.
Supplier purchasing incentives which flowed into the income statement as inventory was sold decreased $8.0 million from 2009. We expect the overall gross profit margin to be lower in fiscal 2011 as the LIFO benefit is not expected to recur at this level, and we anticipate supplier purchasing incentives may not recover to levels experienced in fiscal 2009 and prior.
Selling, distribution and administration expenses (“SD&A”) consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A decreased $5.2 million or 1.3% during fiscal 2010 compared to the prior year, and as a percent of sales remained flat at 21.4% in both years. Acquisitions added $6.9 million of SD&A compared to the prior year, including additional amortization expense of $1.4 million. Associate compensation and benefits, including amounts tied to financial performance, were down $2.7 million year-over-year, as company-wide reductions in workforce and deferral of replacements for normal associate attrition were largely offset by increases in variable compensation. Other SD&A costs were down $9.0 million (excluding the impact of additional SD&A from companies acquired and not included in the full prior period), primarily reflecting cost cutting measures, and lower bad debt and depreciation expenses, partially offset by unfavorable foreign currency translation of approximately $2.2 million.
Operating income increased 51.8% to $110.1 million during fiscal 2010 from $72.5 million during 2009. As a percent of sales, operating income increased to 5.8% in fiscal 2010 from 3.8% in 2009. The $37.6 million increase in operating income during fiscal 2010 primarily reflects the impact of a $36.6 million goodwill impairment charge recognized in fiscal 2009. The favorable impact of the LIFO benefits in fiscal 2010 offset lower point-of-sale pricing and lower supplier purchasing incentives. Operating income of both of our segments increased. Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 5.0% in fiscal 2010 from 4.7% in fiscal 2009, reflecting the impact of reduced discretionary spending. The Fluid Power Businesses segment operating income increased to 7.5% in fiscal 2010 from 5.8% in fiscal 2009 due to improved sales volume largely to customers in the high-tech industries, cost reduction measures and lower bad debt expense in the current year.
Interest expense, net, increased $1.0 million during fiscal 2010 compared with the prior year. Lower interest rates on invested cash led to a reduction in interest income of approximately $0.8 million.
Other (income) expense, net, represents certain non-operating items of income and expense. This was $0.4 million of income in fiscal 2010 compared to expense of $2.3 million in fiscal 2009. The prior year included $1.7 million in unrealized losses on investments held by non-qualified deferred compensation trusts. The market value of these investments recovered somewhat this year resulting in a $1.0 million unrealized gain.
Income tax expense as a percentage of income before taxes was 37.2% for fiscal 2010 and 35.8% for 2009. The lower effective tax rate in fiscal 2009 was primarily due to the reversal of a valuation allowance. We expect our overall tax rate for fiscal 2011 to be in the range of 37.0% to 37.5%.
As a result of the factors addressed above, net income for fiscal 2010 increased $23.6 million or 55.9% from the prior year. Net income per share increased at a comparable rate.
The number of Company associates was 4,468 at June 30, 2010 and 4,729 at June 30, 2009. The net associate reduction year-over-year is attributable primarily to the economic slowdown and reflects the impact of company-wide reductions in workforce and deferral of replacements for normal associate attrition.
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
Within the Service Center Based Distribution segment, net sales decreased $268.7 million or 14.4% compared to fiscal year 2008. Net sales from acquired businesses contributed $21.1 million, while our same-store sales declined $289.8 million or 15.5%. Within the Fluid Power Businesses segment, net sales increased $102.4 million or 45.7%. This increase was primarily due to our U.S. and Mexican acquisitions in this segment which added $139.5 million to net sales. Same-store sales declined in our Fluid Power Businesses segment by 16.6%.
The sales product mix for fiscal 2009 was 74.0% industrial products and 26.0% fluid power products compared to 80.0% industrial and 20.0% fluid power in the prior year. Acquisitions in fiscal 2009 were primarily in our Fluid Power Businesses segment, accounting for the shift in product mix.
At June 30, 2009, we had a total of 464 operating facilities in the U.S., Canada and Mexico versus 459 at June 30, 2008. The net increase in facilities reflected 20 new facilities from acquisitions and 2 newly opened locations, offset by 17 mergers/closures of locations during fiscal 2009.
Our gross profit margin declined to 27.0% in fiscal 2009 from 27.2% in fiscal 2008. LIFO inventory layer liquidations resulted in a $4.4 million positive impact during fiscal 2009, which helped offset a reduction in U.S. point-of-sale margin.

6     Applied Industrial Technologies, Inc. and Subsidiaries

SD&A decreased $5.5 million or 1.3% during fiscal 2009 compared to 2008 and increased as a percent of sales to 21.4% in 2009 from 19.9% in 2008. Acquisitions added $44.0 million of SD&A compared to the prior year, including additional amortization expense of $8.1 million. Healthcare costs and severance expense increased $5.8 million. Associate compensation and benefits, including amounts tied to financial performance, were $38.5 million lower in 2009 versus 2008. During the latter half of fiscal 2009, we reduced staff and hours worked, resulting in an additional reduction of wage and benefit costs of $4.4 million. Foreign currency translation and reduced discretionary spending accounted for the majority of the remaining decrease.
During the fourth quarter of fiscal 2009, we performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.
Operating income decreased 52.6% to $72.5 million during fiscal 2009 from $152.8 million during 2008. As a percent of sales, operating income decreased to 3.8% in fiscal 2009 from 7.3% in 2008. The $80.3 million decrease in operating income during fiscal 2009 primarily reflected the impact of sales declining at a greater rate than SD&A expenses and the goodwill impairment charge of $36.6 million.
Operating income of both of our segments declined in fiscal 2009. Operating income as a percentage of sales for the Service Center Based Distribution segment declined from 6.7% in fiscal 2008 to 4.7% in fiscal 2009 and for the Fluid Power Businesses segment from 7.7% to 5.8%. Again, these changes reflected the impact of sales declining at a greater rate than SD&A expenses.
Interest expense, net, increased $3.5 million during fiscal 2009 compared with 2008. Lower invested cash balances and lower interest rates on invested cash led to a reduction in interest income of approximately $2.9 million. Interest expense increased $0.6 million due to higher average borrowings.
Other (income) expense, net, increased $2.0 million due primarily to fluctuations of $1.9 million in foreign currency transaction losses and $1.4 million in market value in investments held by deferred compensation trusts. These losses were partially offset by fluctuations of $1.2 million related to foreign currency gains on our cross-currency swap.
Income tax expense as a percentage of income before taxes was 35.8% for fiscal 2009 and 37.1% for 2008. The decrease in the effective tax rate was primarily due to the reversal of a valuation allowance as the related deferred tax asset was expected to be utilized. This reduction was partially offset by higher effective state and local tax rates and foreign income taxes.
As a result of the factors addressed above, net income for fiscal 2009 decreased $53.2 million or 55.7% from the prior year. Net income per share decreased 54.8% to $0.99 in fiscal 2009 from $2.19 in 2008.
The number of Company associates was 4,729 at June 30, 2009 and 4,831 at June 30, 2008. The acquisition of FPR added more than 400 associates in August 2008; the net decline year-over-year represented the impact of these additions offset by company-wide reductions in workforce. Additionally, during the latter half of fiscal 2009, we took measures to further reduce compensation costs including reducing scheduled work hours. The number of associates adjusted to reflect an equivalent full-time work status (“full-time equivalent”) at June 30, 2009 was about 10% lower than the same measure at December 31, 2008.
LIQUIDITY AND CAPITAL RESOURCES
Net cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers.
We generated $184.3 million of cash from operating activities during fiscal 2010, $81.3 million during 2009 and $110.3 million during 2008. Cash provided by operating activities increased in fiscal 2010 primarily due to the inventory management program. Increases in sales volume increased our investment in receivables in the fourth quarter, but also increased associated payables and liabilities. Net cash used by investing activities was primarily used for capital expenditures in fiscal 2010, whereas it was primarily used for acquisitions in fiscal 2009 and 2008. Capital expenditures for all years presented consist primarily of information technology equipment and building improvements.
For fiscal 2011, our capital expenditures are expected to be in the $8.0 million to $9.5 million range, consisting primarily of additional information system technology equipment needed to maintain our current technology platform and infrastructure investments. We are reviewing additional investments in our information technology platforms, including examining the benefits and need for utilizing a commercial ERP package for the majority of our business to ensure our technology platforms continue to meet our needs into the future. Assuming capital expenditures at a level to maintain our current technology platforms, depreciation for fiscal 2011 is expected to be in the range of $11.0 million to $12.0 million.
Cash used in financing activities in fiscal 2010 was primarily due to the payment of $25.4 million in dividends, repayment of $5.0 million on our revolving credit facility and $3.9 million to purchase treasury shares.
In fiscal 2010, 2009 and 2008, we repurchased 159,900, 68,000 and 1.1 million shares of the Company’s common stock, respectively, at an average price per share of $24.57, $17.80, and $29.02, respectively.
The following table shows the approximate value of the Company’s contractual obligations and other commitments to make future payments as of June 30, 2010 (in thousands):

		Period Less	Period	Period	Period
	Total	Than 1 yr	1-3 yrs	4-5 yrs	Over 5 yrs	Other

Operating leases	$84,600	$21,500	$35,900	$17,400	$9,800
Interest payments on long-term debt	1,400	1,400
Planned funding of postretirement obligations	58,700	1,900	2,000	6,600	48,200
Unrecognized income tax benefit liabilities, including interest and penalties	2,400					$2,400
Long-term debt	75,000	75,000

Total Contractual
Cash Obligations	$222,100	$99,800	$37,900	$24,000	$58,000	$2,400

Applied Industrial Technologies, Inc. and Subsidiaries     7

Purchase orders for inventory and other goods and services are not included in our estimates as we are unable to aggregate the amount of such purchase orders that represent enforceable and legally binding agreements specifying all significant terms. The previous table includes the gross liability for unrecognized income tax benefits including interest and penalties in the “Other” column as the Company is unable to make a reasonable estimate regarding the timing of cash settlements with the respective taxing authorities.
The Board of Directors has authorized the repurchase of shares of the Company’s stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2010, we had authorization to purchase an additional 837,200 shares.
Capital resources are obtained from income retained in the business, borrowings under the Company’s credit facilities, and operating lease arrangements.
See the Debt note to the consolidated financial statements for details regarding outstanding debt as of June 30, 2010 and 2009. The average borrowings totaled $76.1 million during fiscal 2010 and $105.0 million during fiscal 2009. The Company has a five-year committed revolving credit agreement which expires in June 2012. This agreement provides for unsecured borrowings of up to $150.0 million. We have $50.0 million of borrowings outstanding under this facility at June 30, 2010, all of which is classified as current, as it is our intention to repay it in fiscal 2011. It is the Company’s intention to maintain a balance of at least $50.0 million outstanding on the revolving credit facility, utilizing the one-month LIBOR borrowing option through September 19, 2010 per the terms of the interest rate swap agreement described in the Risk Management Activities note to the consolidated financial statements. Unused lines under this facility, net of outstanding letters of credit, total $93.9 million and are available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds. We also have an uncommitted long-term financing shelf facility which expires in February 2013, which enables us to borrow up to $100.0 million with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2010.
The weighted-average interest rate on borrowings under our debt agreements, including the effects of interest rate swaps, was 5.8%, 4.4%, and 8.4% in fiscal 2010, 2009 and 2008, respectively. The increase in the weighted-average interest rate primarily reflects the impact of lower amounts outstanding on the revolving credit agreement.
We manage interest rate risk through the use of a combination of fixed-rate long-term debt, variable-rate borrowings under a committed revolving credit agreement and interest rate swaps. At June 30, 2010, we had $50.0 million of variable rate debt outstanding which was effectively converted to fixed-rate debt under the terms of an interest rate swap agreement. The Company’s private placement debt has been converted from fixed-rate U.S. dollar denominated debt to fixed-rate Canadian dollar denominated debt through the use of a cross-currency swap. As such, consolidated interest expense was affected by changes in the exchange rates of U.S. and Canadian dollars. See the Risk Management Activities note to the consolidated financial statements for additional discussion on our derivative activities.
The Company’s working capital at June 30, 2010 was $347.5 compared to $369.0 million at June 30, 2009. The current ratio was 2.3 to 1 at June 30, 2010 and 3.4 to 1 at June 30, 2009.
The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2010, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2010, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.
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
LIFO Inventory Valuation and Methodology
Inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately half of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $143.2 million as reflected in our consolidated balance sheet at June 30, 2010. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year. See the Inventories note to the consolidated financial statements for further information.
Allowances for Slow-Moving and
Obsolete Inventories
We evaluate the recoverability of our slow-moving or obsolete inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as

8     Applied Industrial Technologies, Inc. and Subsidiaries

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
Allowances for Doubtful Accounts
We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts. Accounts are written off against the allowance when it becomes evident collection will not occur.
As of June 30, 2010 and 2009, our allowance for doubtful accounts was 2.5% and 3.1% of gross receivables, respectively. Our provision for losses on accounts receivable was $2.5 million, $4.5 million and $2.6 million in fiscal 2010, 2009 and 2008, respectively.
Goodwill and Intangibles
Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of acquisition accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.
As of June 30, 2010, all goodwill remaining on our consolidated financial statements is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.
Over the course of our second, third and fourth quarters of fiscal 2009, the U.S. and global economy was increasingly and severely affected by dramatic deterioration in financial institutions and markets and their corresponding impact on the U.S. and global economies, industrial production and customer demand. As the business and industrial economies steadily worsened throughout our second, third and fourth quarters of fiscal 2009, we made revisions to our internal operating plans and financial forecasts. As we experienced an acceleration in the rate of decline in our sales throughout this period, we took actions to reduce operating costs including reductions in our workforce during our fiscal 2009 third and fourth quarters. With each quarter we gained a better understanding of the full impact of the unfolding financial crisis on our business, including FPR which was acquired on August 29, 2008, and revised our outlook accordingly.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since our then current operating results and expected future market conditions had deteriorated from when we performed our annual goodwill impairment testing during our fiscal 2009 third quarter. We utilized information from our annual financial planning process completed in the fiscal 2009 fourth quarter, reviewed external economic forecasts published in the fiscal 2009 fourth quarter, considered continuing declines in key economic indices that correlate with our business, and considered the continuing declines in sales and operating results experienced in the fiscal 2009 third and fourth quarters compared to our previous forecasts and projections. We deemed the business climate to have dramatically changed and adjusted our longer term outlook for recovery of operating results to reflect our belief it would take longer and be more gradual than initially forecast.
As a result of this fiscal 2009 fourth quarter test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009 (previously during the annual impairment testing during our fiscal 2009 third quarter we concluded that there was no goodwill impairment). Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008.
Actual sales and cash flow operating results for the FPR companies deteriorated throughout fiscal 2009. Sales for the second, third and fourth quarters of fiscal 2009 were 18%, 38% and 44%, respectively, below what was originally projected from the acquisition date. Cash flow operating results for the second, third and fourth quarters of fiscal 2009 were 24%, 78% and 82%, respectively, below what was originally projected from the acquisition date. The FPR fiscal 2009 fourth quarter sales and cash flow operating results were also 28% and 77%, respectively, below what we had forecasted for that quarter as part of our annual impairment testing performed in our fiscal 2009 third quarter.
These continued declines in our operations factored into our decisions to revise downward our Fluid Power Businesses internal financial forecast during our fiscal 2009 fourth quarter as compared to the forecast developed in our third quarter (as part of our annual impairment test).
The end result of the Fluid Power Businesses internal financial forecasts developed in our fiscal 2009 third quarter showed a return to operating results at levels consistent with those achieved prior to the economic downturn within a four-year time frame whereas the forecasts developed in our fiscal 2009 fourth quarter did not have this occurring until after a five-year time frame. The changes made in our forecasts from our fiscal 2009 third to our fiscal fourth quarters were due to continuing declines in our operations and expectations for future overall financial recovery and had a significant negative impact on our calculated estimate of fair value.
For our annual impairment test performed in our fiscal 2009 third quarter, our Fluid Power Businesses estimate of fair value exceeded their carrying value and therefore no impairment charge was needed. During our fiscal 2009 fourth quarter, our interim impairment testing showed that the Fluid Power Businesses revised estimate of fair value was no longer in excess of their carrying value.
Therefore, in accordance with ASC 350, Intangibles — Goodwill and Other, the Company recognized an impairment charge of $36.6 million for goodwill

Applied Industrial Technologies, Inc. and Subsidiaries     9

in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.
In addition, the Company performed an impairment analysis of its intangible assets in the fourth quarter of fiscal 2009 and noted no further impairment.
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
Pension and Other Postemployment
Benefit Plans
The measurement of liabilities related to pension plans and other post-employment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company’s pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. A 1% point change would have the following effects:

	One-Percentage Point
Effect of change in:	Increase	Decrease
Discount rate on liability	$(2,878)	$3,382
Discount rate on expense	(137)	156
Salary scale on liability	1,500	(1,400)
Salary scale on expense	283	(258)

A 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.
Income Taxes
As of June 30, 2010, the Company had recognized $54.1 million of net deferred tax assets. This includes a $1.0 million valuation allowance recorded related to limitations in the deductibility of certain expenses. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.
OTHER MATTERS
We have acquired other distributors in two of the past three fiscal years. On August 29, 2008, Applied completed the acquisition of certain assets of FPR for a purchase price of $166.9 million. Also in fiscal 2009, we acquired an industrial distributor for $5.5 million. In fiscal 2008, we acquired two distributors of industrial and fluid power products based in Mexico for a combined purchase price of $28.7 million.
Results of operations of acquisitions are included in the accompanying consolidated financial statements from their respective acquisition dates. Pro forma disclosures related to the FPR acquisition are included in the Business Combinations note to the consolidated financial statements. The results of operations for the other acquisitions are not material for all years presented.
CAUTIONARY STATEMENT UNDER PRIVATE
SECURITIES LITIGATION REFORM ACT
This Annual Report to Shareholders, including Management’s Discussion and Analysis, contains statements that are forward-looking based on management’s current expectations about the future. Forward-looking statements are often identified by qualifiers, such as “guidance,” “expect,” “believe,” “plan,” “intend,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “forecast,” “may,” and derivative or similar words or expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.
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
Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the prices for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; the potential for product shortages if suppliers are unable to fulfill in a timely manner increased demand in the economic recovery; competitive pressures; the cost of products and energy and other operating costs; our reliance on information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; disruption of operations at our headquarters or

10     Applied Industrial Technologies, Inc. and Subsidiaries

distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; adverse regulation and legislation, including potential changes in tax regulations (e.g., those affecting the use of the LIFO inventory accounting method and the taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2010.
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
Interest Rate Risk
The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit facility and interest rate swaps. At June 30, 2010, the Company had $50.0 million outstanding in variable rate borrowings under its committed revolving credit facility. In conjunction with this facility, on September 19, 2008, the Company entered into a two-year interest rate swap agreement to effectively convert $50.0 million of variable-rate debt to fixed-rate debt at a fixed rate of 3.3%. In the current borrowing environment, we believe any borrowings beyond the amounts available under the revolving credit facility would carry interest rates higher than our current borrowing rates under that facility.
The Company also had $25.0 million of debt outstanding at fixed interest rates at June 30, 2010, which is scheduled for repayment in November 2010.
Foreign Currency Rate Risk
Since we operate throughout North America and 13.2% of our fiscal year 2010 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive loss in consolidated shareholders’ equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the consolidated statements of income as a component of other (income) expense, net.
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
The Canadian and Mexican foreign exchange rates to the U.S. dollar increased by approximately 5% and 2%, respectively, since the beginning of the fiscal year. In the twelve months ended June 30, 2010, we experienced foreign currency translation gains, totaling $3.0 million, net of income tax, which were included in accumulated other comprehensive loss. We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening from the levels at June 30, 2010 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.0 million decrease in net income for the year ended June 30, 2010. A 10% weakening from the levels at June 30, 2010 of the U.S. dollar would have resulted in a $0.9 million increase in net income for the year ended June 30, 2010.

Applied Industrial Technologies, Inc. and Subsidiaries     11

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2010	2009	2008

Net Sales	$1,893,208	$1,923,148	$2,089,456
Cost of Sales	1,377,486	1,403,138	1,520,173

	515,722	520,010	569,283
Selling, Distribution and Administrative, including depreciation	405,672	410,912	416,459
Goodwill Impairment		36,605

Operating Income	110,050	72,493	152,824

Interest Expense	5,738	5,523	4,939
Interest Income	(280)	(1,099)	(4,057)
Other (Income) Expense, net	(425)	2,255	227

	5,033	6,679	1,109

Income Before Income Taxes	105,017	65,814	151,715

Income Tax Expense	39,114	23,554	56,259

Net Income	$65,903	$42,260	$95,456

Net Income Per Share - Basic	$1.56	$1.00	$2.23

Net Income Per Share - Diluted	$1.54	$0.99	$2.19

See notes to consolidated financial statements.

12     Applied Industrial Technologies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2010	2009

Assets
Current assets
Cash and cash equivalents	$175,777	$27,642
Accounts receivable, less allowances of $6,379 and $6,464	246,402	198,792
Inventories	173,253	254,690
Other current assets	23,428	44,470

Total current assets	618,860	525,594

Property - at cost
Land	10,569	10,577
Buildings	73,099	72,481
Equipment	113,593	110,951

Total Property - at cost	197,261	194,009
Less accumulated depreciation	138,790	131,274

Property - net	58,471	62,735

Intangibles, net	85,916	95,832
Goodwill	63,405	63,108
Deferred tax assets	48,493	46,650
Other assets	16,375	15,409

Total Assets	$891,520	$809,328

Liabilities
Current liabilities
Accounts payable	$94,529	$80,655
Short-term debt	75,000	5,000
Compensation and related benefits	50,107	34,695
Other current liabilities	51,696	36,206

Total current liabilities	271,332	156,556
Long-term debt		75,000
Postemployment benefits	48,560	43,186
Other liabilities	16,589	26,484

Total Liabilities	336,481	301,226

Shareholders’ Equity
Preferred stock - no par value; 2,500 shares authorized; none issued or outstanding
Common stock - no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000
Additional paid-in capital	143,185	136,895
Income retained for use in the business	601,370	560,574
Treasury shares - at cost (11,837 and 11,929 shares)	(193,468)	(191,518)
Accumulated other comprehensive loss	(6,048)	(7,849)

Total Shareholders’ Equity	555,039	508,102

Total Liabilities and Shareholders’ Equity	$891,520	$809,328

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     13

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2010	2009	2008

Cash Flows from Operating Activities
Net income	$65,903	$42,260	$95,456
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill impairment		36,605
Deferred income taxes	2,408	(16,648)	(5,809)
Depreciation	11,465	12,736	12,776
Amortization of intangibles	10,151	9,655	1,663
Provision for losses on accounts receivable	2,508	4,540	2,595
Amortization of stock options and appreciation rights	3,020	3,702	2,999
Unrealized foreign exchange transaction losses	(4)	806
Treasury shares contributed to employee benefit, deferred compensation and other share-based compensation plans	2,361	800	1,189
Gain on sale of property	(198)	(320)	(1,214)
Amortization of gain on interest rate swap terminations			(395)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(48,578)	63,929	8,306
Inventories	83,497	(20,581)	(1,484)
Other operating assets	17,408	6,858	(13,950)
Accounts payable	13,566	(38,124)	11,881
Other operating liabilities	20,817	(24,918)	(3,710)

Net Cash provided by Operating Activities	184,324	81,300	110,303

Cash Flows from Investing Activities
Property purchases	(7,216)	(6,988)	(8,410)
Proceeds from property sales	532	757	1,372
Net cash paid for acquisition of businesses, net of cash acquired of $185 and $2,355 in 2009 and 2008, respectively	(100)	(172,199)	(22,105)
Other			2,304

Net Cash used in Investing Activities	(6,784)	(178,430)	(26,839)

Cash Flows from Financing Activities
Net short-term (repayments) borrowings under revolving credit facility	(5,000)	5,000
Borrowings under revolving credit facility classified as long-term		50,000
Long-term debt repayment			(50,000)
Purchases of treasury shares	(3,929)	(1,210)	(33,224)
Dividends paid	(25,416)	(25,378)	(25,728)
Excess tax benefits from share-based compensation	2,492	802	3,761
Exercise of stock options and appreciation rights	1,339	408	1,664
Other		(1,120)

Net Cash (used in) provided by Financing Activities	(30,514)	28,502	(103,527)

Effect of Exchange Rate Changes on Cash	1,109	(5,560)	2,228

Increase (decrease) in cash and cash equivalents	148,135	(74,188)	(17,835)
Cash and cash equivalents at beginning of year	27,642	101,830	119,665

Cash and Cash Equivalents at End of Year	$175,777	$27,642	$101,830

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$31,179	$43,081	$60,049
Interest	5,195	5,265	4,763
See notes to consolidated financial statements.

14     Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(In thousands, except per share amounts)				Income		Accumulated
	Shares of		Additional	Retained	Treasury	Other	Total
	Common Stock	Common	Paid-in	for Use in	Shares-	Comprehensive	Shareholders’
For the Years Ended June 30, 2010, 2009 and 2008	Outstanding	Stock	Capital	the Business	at Cost	(Loss) Income	Equity

Balance at July 1, 2007	43,116	$10,000	$127,569	$473,899	$(159,803)	$(682)	$ 450,983
Net income				95,456			95,456
Unrealized gain on cash flow hedge, net of income tax of $414						645	645
Unrealized gain on investment securities available for sale, net of income tax of $50						82	82
Reclassification of pension and postemployment expense into income, net of income tax of $611						998	998
Pension and postemployment adjustment, net of income tax of $(318)						(520)	(520)
Foreign currency translation adjustment, net of income tax of $912						5,726	5,726

Total comprehensive income							102,387

Cash dividends - $0.60 per share				(25,728)			(25,728)
Purchases of common stock for treasury	(1,145)				(33,224)		(33,224)
Treasury shares issued for:
Exercise of stock options and appreciation rights	315		1,800		2,330		4,130
Deferred compensation plans	26		410		402		812
Compensation expense - stock options and appreciation rights			2,999				2,999
Amortization of restricted common stock compensation			377				377
Other	(22)		(77)	65	(649)		(661)

Balance at June 30, 2008	42,290	10,000	133,078	543,692	(190,944)	6,249	502,075
Net income				42,260			42,260
Unrealized loss on cash flow hedges, net of income tax of $(457)						(569)	(569)
Reclassification of interest expense into income, net of income tax of $264						437	437
Unrealized loss on investment securities available for sale, net of income tax of $(105)						(177)	(177)
Reclassification of pension and postemployment expense into income, net of income tax of $691						1,127	1,127
Pension and postemployment adjustment, net of income tax of $(1,154)						(1,883)	(1,883)
Foreign currency translation adjustment, net of income tax of $(3,793)						(13,033)	(13,033)

Total comprehensive income							28,162

Cash dividends - $0.60 per share				(25,378)			(25,378)
Purchases of common stock for treasury	(68)				(1,210)		(1,210)
Treasury shares issued for:
Exercise of stock options and appreciation rights	73		47		1,007		1,054
Deferred compensation plans	18		110		300		410
Compensation expense - stock options and appreciation rights			3,701				3,701
Amortization of restricted common stock compensation			391				391
Other	(29)		(432)		(671)		(1,103)

Balance at June 30, 2009	42,284	10,000	136,895	560,574	(191,518)	(7,849)	508,102
Net income				65,903			65,903
Unrealized loss on cash flow hedges, net of income tax of $(365)						(738)	(738)
Reclassification of interest expense into income, net of income tax of $535						873	873
Unrealized loss on investment securities available for sale, net of income tax of $(19)						(27)	(27)
Reclassification of pension and postemployment expense into income, net of income tax of $677						1,104	1,104
Pension and postemployment adjustment, net of income tax of $(1,467)						(2,393)	(2,393)
Foreign currency translation adjustment, net of income tax of $(32)						2,982	2,982

Total comprehensive income							67,704

Cash dividends - $0.60 per share				(25,416)			(25,416)
Purchases of common stock for treasury	(160)				(3,929)		(3,929)
Treasury shares issued for:
Exercise of stock options and appreciation rights	214		1,499		1,372		2,871
Deferred compensation plans	11		68		187		255
Compensation expense - stock options and appreciation rights			3,020				3,020
Amortization of other share-based compensation			2,106				2,106
Other	27		(403)	309	420		326

Balance at June 30, 2010	42,376	$10,000	$143,185	$601,370	$(193,468)	$(6,048)	$ 555,039

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)
NOTE 1: BUSINESS AND ACCOUNTING POLICIES
Business
Applied Industrial Technologies, Inc. and subsidiaries (the “Company” or “Applied”) is one of North America’s largest industrial distributors serving Maintenance Repair Operations (“MRO”), Original Equipment Manufacturing (“OEM”) and Government markets in a wide range of industries. Industrial products include bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, general maintenance, and a variety of mill supply products. Fluid power products include hydraulic, pneumatic, lubrication, and filtration components and systems. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training plus solutions to meet inventory and storeroom management needs that help provide enhanced value to its customers. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.
Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.
Foreign Currency
The financial statements of the Company’s Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are included as components of accumulated other comprehensive (loss) income in consolidated shareholders’ equity. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other (income) expense, net.
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
Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.
Marketable Securities
The primary marketable security investments of the Company include money market and mutual funds held in a rabbi trust for a non-qualified compensation plan. These are included in other assets in the consolidated balance sheets, are classified as trading securities, and reported at fair value, based on quoted market prices. Unrealized gains and losses are recorded in other (income) expense, net in the statements of consolidated income and reflect changes in the fair value of the investments during the period.
Concentration of Credit Risk
The Company has a broad customer base representing many diverse industries across North America. As such, the Company does not believe that a significant concentration of credit risk exists in its accounts receivable.
The Company’s cash and cash equivalents include deposits with commercial banks and investments in money market funds. While Applied monitors the creditworthiness of these commercial banks and institutions, a crisis in the U.S., Canadian or Mexican financial systems could limit access to funds and/or result in the loss of principal. The terms of these deposits and investments provide that all monies are available to the Company upon demand.
Allowances for Doubtful Accounts
The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of customers and industries estimated to be greater credit risks, trends within the entire customer pool and changes in the overall aging of accounts receivable. Accounts are written off against the allowance when it becomes evident collection will not occur. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.
Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (“LIFO”) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2010, approximately half of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on

16     Applied Industrial Technologies, Inc. and Subsidiaries

the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.
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
Property and Depreciation
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount and the fair value of the assets.
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
The Company recognizes acquired intangible assets such as customer relationships, trade names, vendor relationships, and non-competition agreements apart from goodwill. Customer relationship intangibles are amortized using the sum-of-the-years-digits method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other intangible assets is computed using the straight-line method over the estimated period of benefit. Amortization of intangible assets is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period for intangible assets as of June 30, 2010 was 18 years for customer relationships, 14 years for vendor relationships, 14 years for trade names, and 6 years for non-competition agreements. Intangible assets are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Shipping and Handling Costs
The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $14,400, $15,400 and $17,000 for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.
Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with the Income Taxes topic of the Accounting Standards Codification (“ASC”).
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
NOTE 2: BUSINESS COMBINATIONS
Results of operations of acquired businesses are included in the accompanying consolidated financial statements from their respective acquisition dates based on the Company’s consolidation policy.
Fluid Power Resource Acquisition
On August 29, 2008, Applied completed the acquisition of certain assets of Fluid Power Resource, LLC and the following fluid power distribution businesses: Bay Advanced Technologies, Carolina Fluid Components, DTS Fluid Power, Fluid Tech, Hughes HiTech, Hydro Air, and Power Systems (collectively “FPR”). Applied acquired certain assets and assumed certain specified liabilities of FPR for an aggregate cash purchase price of $166,000 (originally funded with existing cash balances and $104,000 of borrowings through the Company’s committed revolving credit facility).
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
The excess of the purchase price over the estimated fair values was assigned to goodwill and is expected to be deductible for tax purposes. The goodwill was written off as part of an impairment charge in the fourth quarter of fiscal 2009.
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

Total intangible assets acquired had original weighted-average useful lives of 17 years and included customer relationships of $51,900 (19-year weighted-average useful life), trade names of $22,000 (15-year weighted-average useful life), vendor relationships of $9,600 (15-year weighted-average useful life) and non-competition agreements of $2,500 (5-year weighted-average useful life).

18     Applied Industrial Technologies, Inc. and Subsidiaries

The table below presents summarized unaudited pro forma results of operations as if FPR had been acquired effective at the beginning of the fiscal years ended June 30, 2009 and 2008, respectively. No pro forma results are presented for fiscal year 2010 as the results of the acquired company are included in the actual results.

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
The Company acquired these distributors to complement and extend its business over a broader geographic area. The results of operations for these acquisitions are not material for any year presented.
NOTE 3: INVENTORIES
Inventories consist of the following:

June 30,	2010	2009

U.S. inventories at current cost	$268,021	$367,836
Foreign inventories at average cost	48,403	53,742

	316,424	421,578
Less: Excess of current cost over LIFO cost for U.S. inventories	143,171	166,888

Inventories on consolidated balance sheets	$173,253	$254,690

In fiscal 2010, the Company undertook an inventory management program which resulted in a significant decrease of certain U.S. inventories from the June 30, 2009 levels. These reductions resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, a LIFO benefit reduced cost of goods sold by $23,500 for the year ended June 30, 2010, equating to a $0.33 earnings per share benefit. The LIFO reserves were reduced by the same amounts. If inventory levels had remained constant with the June 30, 2009 levels, instead of recording this benefit, the Company would have recorded LIFO expense of $19,200 for the year ended June 30, 2010. Therefore, the overall impact of LIFO layer liquidations in fiscal 2010 increased gross profit by $42,700. LIFO layer liquidations also increased gross profit in fiscal year 2009 by $4,419 and 2008 by $626.
NOTE 4: GOODWILL AND INTANGIBLES
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since operating results and expected future market conditions had deteriorated from the annual goodwill impairment testing performed during the third quarter of fiscal 2009. The fair value of the Fluid Power Businesses segment was estimated based on discounted cash flows. The Company utilized information from the annual financial planning process completed in the fourth quarter of fiscal 2009, reviewed external economic forecasts published in the fourth quarter of fiscal 2009, considered continuing declines in key economic indices that correlate with the business, and considered the continuing declines in sales and operating results experienced in the third and fourth quarters of fiscal 2009 compared to previous forecasts and projections. The Company deemed the business climate to have dramatically changed and adjusted the longer term outlook for recovery of operating results to reflect management’s belief that it would take longer and be more gradual than initially forecast. As a result of this interim test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008. Therefore, in accordance with the Intangibles – Goodwill and Other topic of the ASC, the Company recognized an impairment charge of $36,605 for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23,000 and earnings per share by $0.54. In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment.

Applied Industrial Technologies, Inc. and Subsidiaries     19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share amounts)
The changes in the carrying amount of goodwill by reportable segment for the years ended June 30, 2010 and 2009 are as follows:

	Service Center Based	Fluid Power
	Distribution Segment	Businesses Segment	Total

Balance at July 1, 2008	$61,447	$3,238	$64,685
Goodwill acquired during the year	2,382	34,000	36,382
Other, including currency translation	(721)	(633)	(1,354)
Goodwill impairment		(36,605)	(36,605)

Balance at June 30, 2009	63,108	0	63,108

Other, including currency translation	297		297

Balance at June 30, 2010	$63,405	$0	$63,405

At June 30, 2010, accumulated goodwill impairment losses subsequent to fiscal year 2002, totaled $36,605 and related to the Fluid Power Businesses Segment.
The Company’s intangible assets resulting from business combinations are amortized over their estimated period of benefit and consist of the following:

		Accumulated	Net
June 30, 2010	Amount	Amortization	Book Value

Customer relationships	$65,324	$15,328	$49,996
Trade names	25,648	3,777	21,871
Vendor relationships	13,842	2,511	11,331
Non-competition agreements	4,394	1,676	2,718

Total Intangibles	$109,208	$23,292	$85,916

		Accumulated	Net
June 30, 2009	Amount	Amortization	Book Value

Customer relationships	$65,077	$8,693	$56,384
Trade names	25,576	1,879	23,697
Vendor relationships	13,750	1,442	12,308
Non-competition agreements	4,425	982	3,443

Total Intangibles	$108,828	$12,996	$95,832

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.
During fiscal 2009, the Company recorded intangible assets of $53,600 for customer relationships, $22,080 for trade names, $10,015 for vendor relationships, and $2,576 for non-competition agreements.
Amortization expense for intangible assets totaled $10,151, $9,655 and $1,663 in fiscal 2010, 2009 and 2008, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization expense based on the Company’s intangible assets as of June 30, 2010 is estimated to be $9,900 for 2011, $9,300 for 2012, $8,800 for 2013, $7,600 for 2014 and $7,100 for 2015.
NOTE 5: DEBT
The Company’s outstanding borrowings consist of:

June 30,	2010	2009

7.98% Private placement debt, due at maturity in November 2010	$25,000	$25,000
Revolving credit facility	50,000	55,000

Total outstanding debt	75,000	80,000
Less: Payable within one year	75,000	5,000

Long-term portion of outstanding debt	$0	$75,000

Based upon current market rates for debt of similar maturities, the Company’s outstanding debt approximates fair value as of June 30, 2010 and 2009.
The Company has a revolving credit facility with a group of banks expiring in June 2012. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.07% to 0.15% per year on the average amount of the total revolving credit commitments during the year. As of June 30, 2010, the Company had $50,000 outstanding on this revolving credit facility, which is classified as current as it is the Company’s intention to repay it in fiscal 2011. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds at the Company’s discretion. At June 30, 2010, the weighted-average interest rate for the outstanding borrowings under this agreement along with the interest

20     Applied Industrial Technologies, Inc. and Subsidiaries

rate swap agreement was 3.3%. It is the Company’s intention to maintain a balance of at least $50,000 outstanding utilizing the one-month LIBOR borrowing option through September 19, 2010, the date on which the related cash flow hedge ends (described in Note 6, “Risk Management Activities”). Unused lines under this facility, net of outstanding letters of credit of $6,104 to secure certain insurance obligations, totaled $93,896 at June 30, 2010 and are available to fund future acquisitions or other capital and operating requirements.
The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing with terms of up to fifteen years. The agreement expires in February 2013. There were no borrowings under this agreement at June 30, 2010.
The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2010, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2010, the Company was in compliance with all covenants.
NOTE 6: RISK MANAGEMENT ACTIVITIES
The Company is exposed to market risks, primarily resulting from changes in currency exchange rates and interest rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company’s written policy. Derivative instruments are recorded on the consolidated balance sheets at their fair value and changes in fair value are recorded each period in current earnings or comprehensive income. The Company does not hold or issue derivative financial instruments for trading purposes. The criteria for designating a derivative as a hedge includes the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur.
Foreign Currency Exchange Rate Risk
In November 2000, the Company entered into two 10-year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly-owned Canadian subsidiary. The cross-currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed-rate U.S. dollar denominated debt to 7.75% fixed-rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings. One of the cross-currency swaps with a notional amount of $20,000 is designated as a cash flow hedge. There was no ineffectiveness of this cross-currency swap during fiscal years 2010 and 2009. The unrealized losses on this swap are included in accumulated other comprehensive loss and the corresponding fair value is included in other current liabilities at June 30, 2010 and other liabilities at June 30, 2009 in the consolidated balance sheets.
The other cross-currency swap with a notional amount of $5,000 is not designated as a hedging instrument under the hedge accounting provisions. Accordingly, the Company records the fair value of this contract as of the end of its reporting period to its consolidated balance sheets with changes in fair value recorded in the Company’s statements of consolidated income. The balance sheet classification for the fair value of this contract is other current liabilities at June 30, 2010 and other liabilities at June 30, 2009. The income statement classification for the fair value of this swap is to other (income) expense, net for both unrealized gains and losses.
Interest Rate Risk
Effective September 19, 2008, the Company entered into a two-year agreement for a $50,000 interest rate swap to effectively convert $50,000 of its variable-rate debt to fixed-rate debt at a fixed rate of 3.3%. This instrument has been designated as a cash flow hedge, the objective of which is to eliminate the variability of cash flows in interest payments attributable to changes in the benchmark one-month LIBOR interest rate. There was no ineffectiveness of this interest rate swap contract during fiscal years 2010 or 2009. The unrealized loss on this interest rate swap is included in accumulated other comprehensive loss and the corresponding fair value is included in other current liabilities as of June 30, 2010 and in other liabilities at June 30, 2009 in the consolidated balance sheets. Based upon market valuations at June 30, 2010, approximately $200 (net of tax) is expected to be reclassified into the statement of consolidated income over the next three months, as cash flow payments are made in accordance with the interest rate swap agreements.
The following table summarizes the fair value of derivative instruments as recorded in the consolidated balance sheets as of June 30:

	2010	2009

Derivatives designated as hedging instruments:
Cross-currency swap	$8,728	$6,689
Interest rate swap	316	1,381

Total derivatives designated as hedging instruments	9,044	8,070

Derivative not designated as a hedging instrument - cross-currency swap	2,182	1,672

Total Derivatives	$11,226	$9,742

All derivative instruments shown in the table above were classified as other current liabilities at June 30, 2010 and as other liabilities at June 30, 2009 in the consolidated balance sheets.

Applied Industrial Technologies, Inc. and Subsidiaries     21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
The following table summarizes the effects of derivative instruments on income and other comprehensive income (“OCI”) for the years ended June 30, 2010 and 2009 (amounts presented exclude any income tax effects):

			Amount of Loss Reclassified from Accumulated
Derivatives in Cash Flow Hedging	Amount of Gain (Loss) Recognized in OCI on		OCI into Income (Effective Portion),
Relationships	Derivatives (Effective Portion)		Included in Interest Expense
	2010	2009	2010	2009

Cross-currency swap	$ (2,039)	$ 3,790
Interest rate swap	(343)	(1,381)	$ (1,408)	$ (701)

Total	$ (2,382)	$ 2,409	$ (1,408)	$ (701)

Derivative Not Designated	Amount of Loss (Gain) Recognized on Derivative,
as Hedging Instrument	Included in Other (Income) Expense, net
	2010	2009

Cross-currency swap	$ 510	$ (947)

NOTE 7: FAIR VALUE MEASUREMENTS
Financial assets and liabilities measured at fair value on a recurring basis are as follows at June 30, 2010 and 2009:

	Fair Value Measurements
			Quoted Prices in Active
			Markets for Identical		Significant Other		Significant
			Instruments		Observable Inputs		Unobservable Inputs
	Recorded Value		Level 1		Level 2		Level 3
	2010	2009	2010	2009	2010	2009	2010	2009

Assets:
Marketable securities	$8,592	$8,211	$8,592	$8,211
Liabilities:
Cross-currency swaps	$10,910	$8,361			$10,910	$8,361
Interest rate swap	316	1,381			316	1,381

Total Liabilities	$11,226	$9,742			$11,226	$9,742

Marketable securities in the previous table are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets in the consolidated balance sheets. The fair values were derived using quoted market prices.

Fair values for cross-currency and interest rate swaps shown in the previous table are derived based on valuation models using foreign currency exchange rates and inputs readily available in the public swap markets for similar instruments adjusted for terms specific to these instruments. Since the inputs used to value these instruments are observable and the counterparties are creditworthy, the Company has classified them as Level 2 inputs. These liabilities are included in other current liabilities at June 30, 2010 and in other liabilities at June 30, 2009 in the consolidated balance sheets.
NOTE 8: INCOME TAXES
Income Before Income Taxes
The components of income before income taxes are as follows:

Year Ended June 30,	2010	2009	2008

U.S.	$91,932	$54,916	$136,179
Foreign	13,085	10,898	15,536

Total income before income taxes	$105,017	$65,814	$151,715

22     Applied Industrial Technologies, Inc. and Subsidiaries

Provision
The provision (benefit) for income taxes consists of:

Year Ended June 30,	2010	2009	2008

Current:
Federal	$28,342	$30,142	$49,532
State and local	4,123	4,235	7,025
Foreign	4,241	5,825	5,511

Total current	36,706	40,202	62,068

Deferred:
Federal	1,880	(14,492)	(5,028)
State and local	(311)	(769)	(346)
Foreign	839	(1,387)	(435)

Total deferred	2,408	(16,648)	(5,809)

Total	$39,114	$23,554	$56,259

The exercise of non-qualified stock options and appreciation rights during fiscal 2010, 2009 and 2008 resulted in $1,466, $452 and $3,140, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2010, 2009 and 2008 resulted in $1,026, $422 and $577, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.
Effective Tax Rates
The following reconciles the federal statutory income tax rate and the Company’s effective income tax rate:

Year Ended June 30,	2010	2009	2008

Statutory income tax rate	35.0%	35.0%	35.0%
Effects of:
State and local taxes	2.2	3.2	2.8
U.S. tax on foreign income, net		6.4	.1
Foreign tax credit carryforwards		(6.0)
Valuation allowance	.8	(1.5)	.7
Foreign income taxes	.5	(.4)	(.9)
Deductible dividend	(.7)	(1.2)	(.5)
Other, net	(.6)	.3	(.1)

Effective income tax rate	37.2%	35.8%	37.1%

Applied Industrial Technologies, Inc. and Subsidiaries     23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Consolidated Balance Sheets
Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2010	2009

Deferred tax assets:
Compensation liabilities not currently deductible	$34,963	$33,751
Expenses and reserves not currently deductible	8,442	7,220
Goodwill and intangibles	11,334	12,588
Net operating loss carryforwards (expiring in years 2015-2025)	843	370
Foreign tax credits (expiring in years 2019 and 2020)	4,086	3,954
Other	939	1,452

Total deferred tax assets	60,607	59,335
Less: Valuation allowance	(997)	(105)

Deferred tax assets, net of valuation allowance	59,610	59,230

Deferred tax liabilities:
Currency translation	(264)	(232)
Inventories	(4,764)	(2,403)
Depreciation and differences in property bases	(480)	(1,229)

Total deferred tax liabilities	(5,508)	(3,864)

Net deferred tax assets	$54,102	$55,366

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as follows:

June 30,	2010	2009

Deferred tax assets:
Other current assets	$6,813	$9,930
Deferred tax assets (long-term)	48,493	46,650
Deferred tax liabilities:
Other current liabilities	(349)	(926)
Other liabilities	(855)	(288)

Net deferred tax assets	$54,102	$55,366

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

No provision has been made for income taxes on undistributed earnings of non-U.S. subsidiaries of approximately $51,600 at June 30, 2010, since it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.
Unrecognized Income Tax Benefits
The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following is a reconciliation of the Company’s total gross unrecognized income tax benefits for the years ended June 30:

	2010	2009	2008

Unrecognized Income Tax Benefits at beginning of the year	$1,860	$2,004	$1,903
Current year tax positions	130	183	369
Prior year tax positions	46	(51)	(31)
Expirations of statutes of limitations	(194)	(167)	(216)
Settlements		(109)	(21)

Unrecognized Income Tax Benefits at end of year	$1,842	$1,860	$2,004

Included in the balance of unrecognized income tax benefits at June 30, 2010, 2009 and 2008 are $988, $984 and $1,124 respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.

24     Applied Industrial Technologies, Inc. and Subsidiaries

The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes. During 2010, 2009 and 2008, the Company recognized $22, $32 and $97, respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $547 and $526 as of June 30, 2010 and 2009, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.
The Company is subject to U.S. federal income tax examinations for the tax years 2008 through 2010. In addition, the Company is subject to foreign, state and local income tax examinations for the tax years 2007 through 2010.
The Company’s unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year.
NOTE 9: SHAREHOLDERS’ EQUITY
Treasury Shares
At June 30, 2010, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.
Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following:

June 30,	2010	2009

Unrealized losses on cash flow hedges, net of taxes	$(16)	$(151)
Unrealized gains on investment securities available for sale, net of taxes	135	161
Foreign currency translation, net of taxes	5,914	2,933
Pension liability, net of taxes	(12,081)	(10,792)

Total accumulated other comprehensive loss	$(6,048)	$(7,849)

Net Income Per Share
The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	2010	2009	2008

Net Income	$65,903	$42,260	$95,456

Average Shares Outstanding:
Weighted-average common shares outstanding for basic computation	42,312	42,287	42,797
Dilutive effect of potential common shares	549	507	755

Weighted-average common shares outstanding for dilutive computation	42,861	42,794	43,552

Net Income Per Share – Basic	$1.56	$1.00	$2.23

Net Income Per Share – Diluted	$1.54	$0.99	$2.19

Stock options and appreciation rights relating to the acquisition of 1,034, 1,208 and 255 shares of common stock were outstanding at June 30, 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.
The 2007 Long-Term Performance Plan (the “2007 Plan”), which expires in 2012, provides for granting of stock options, stock appreciation rights (“SARs”), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors (“the Committee”) may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committee at regularly scheduled meetings. The aggregate compensation costs charged to expense under award programs paid (or to be paid) with shares (including stock options, SARs, restricted stock, restricted stock units and performance shares) for the years ended June 30, 2010, 2009 and 2008 were: $5,126, $4,092, and $3,376, respectively. Such amounts are included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares. The aggregate unamortized compensation cost for award programs paid (or to be paid) with shares at June 30, 2010 to be recognized in expense over the weighted-average remaining vesting period of 2.1 years is $5,657. The aggregate number of shares of common stock which may be awarded under the 2007 Plan is 2,000; shares available for future grants at June 30, 2010 were 996.
Stock Option and Stock Appreciation Rights
SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. SARs and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.

Applied Industrial Technologies, Inc. and Subsidiaries     25

(In thousands, except per share amounts)
Compensation expense related to stock options and SARs recorded for the years ended June 30, 2010, 2009 and 2008 was $3,020, $3,702 and $2,999, respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of share-based awards requires management to select a fair value model and make certain estimates and assumptions.
The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2010, 2009 and 2008 are:

	2010	2009	2008

Expected life, in years	5.5	5.5	5.3
Risk free interest rate	2.4%	2.9%	4.4%
Dividend yield	2.5%	2.2%	2.2%
Volatility	52.2%	48.4%	45.9%

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
A summary of stock option and SARs activity is presented below:

		2010		2009		2008
		Weighted-Average		Weighted-Average		Weighted-Average
(Share amounts in thousands)	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of year	2,446	$ 17.06	2,195	$ 15.17	2,384	$ 13.15

Granted	330	21.28	349	26.51	263	25.32

Exercised	(375)	13.50	(97)	8.26	(452)	10.43

Forfeited	(1)	20.99	(1)	20.99

Outstanding, end of year	2,400	$ 18.19	2,446	$ 17.06	2,195	$ 15.17

Exercisable at end of year	1,719	$ 15.85	1,823	$ 14.08	1,596	$ 12.61

Weighted-average fair value of SARs and options granted during the year		$ 8.45		$ 10.31		$ 9.79

The weighted-average remaining contractual terms for SARs/stock options outstanding and exercisable at June 30, 2010 were 5.60 and 4.55 years, respectively. The aggregate intrinsic values of SARs/stock options outstanding and exercisable at June 30, 2010 were $18,848. The aggregate intrinsic value of the SARs/stock options exercised during fiscal 2010, 2009 and 2008 was $5,157, $1,453 and $9,356, respectively.
A summary of the status of the Company’s nonvested stock options and SARs at June 30, 2010, all of which are expected to vest, is presented below:

		Weighted-Average
		Grant-Date
(Share amounts in thousands)	Shares	Fair Value

Nonvested, beginning of year	623	$ 10.12
Granted	330	8.45
Vested	(272)	9.89

Nonvested, end of year	681	$ 9.41

As of June 30, 2010, unrecognized compensation cost related to stock options and SARs amounted to $2,028. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during fiscal 2010, 2009 and 2008 was $2,673, $2,495 and $3,190, respectively.
Performance Shares
Performance shares are a type of award under the 2007 Plan that are intended to provide incentives to achieve three-year goals. Performance shares pay out in shares of Applied stock at the end of a three-year period provided the Company achieves the established goals. The number of Applied shares payable will vary depending on the level of the goal achieved. Fiscal 2010 was the first year performance shares were granted. Because of volatile market conditions at the beginning of fiscal 2010, the Committee set one-year goals for the 2010 grant tied to the Company’s earnings before interest, tax, depreciation, and amortization (“EBITDA”). As the targeted goals were accomplished, the performance shares have been converted to

26     Applied Industrial Technologies, Inc. and Subsidiaries

156 restricted stock units (“RSUs”). These RSUs vest at the end of the original three-year performance share grant period, with dividend equivalents paid on each RSU on a current basis.
Compensation cost is equal to the performance share grant date fair value of Applied shares (determined as the closing market price on the date of grant) times the number of Applied shares issuable. Compensation costs are amortized to expense on a straight-line basis over the performance share vesting period.
At June 30, 2010, 156 RSUs were expected to be issued under performance share awards. Shares are expected to be issued from treasury to satisfy requirements of these awards upon vesting at June 30, 2012. Compensation costs of these shares total $3,229, with $1,076 charged to expense in fiscal 2010 and $2,152 to be amortized over the weighted-average remaining vesting period of 2.0 years.
Restricted Stock and Restricted Stock Units
Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over periods of one to four years. Beginning in fiscal 2010, the Company began to grant RSUs. RSUs are grants valued in shares of Applied stock, but shares are not issued until the grants vest three years from the award date, assuming continued employment with Applied. RSUs vest on a pro rata basis upon retirement during the three-year term. Applied pays dividend equivalents on RSUs on a current basis. The aggregate fair market value of the restricted stock and RSUs (determined as the closing market price of Applied shares on the date of grant) are considered unearned compensation at the time of grant and amortized over the vesting period. At June 30, 2010 and 2009, the Company had 104 and 31 shares of unvested restricted stock and RSUs outstanding at weighted-average prices of $21.41 and $17.19, respectively. During fiscal 2010, 103 shares of restricted stock and RSUs were granted at an average grant price of $21.40 per share. The total fair value of restricted stock and RSUs expensed during 2010, 2009 and 2008 was $1,029, $392 and $375, respectively. Unamortized compensation related to unvested restricted stock awards and RSUs aggregated $1,477 and $273 at June 30, 2010 and 2009, respectively. The unamortized compensation cost related to restricted stock and RSUs is expected to be amortized over the weighted-average remaining vesting period of 1.9 years.
Long-Term Performance Grants
In fiscal 2009 and 2008, the Executive Organization and Compensation Committee made annual awards of three-year performance grants to key officers. A target payout was established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company’s achievement of sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company’s common stock price, including dividend reinvestment, over the performance period as compared to the Company’s peers, as defined in the plan. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period. At June 30, 2010 and 2009, the Company had no liability recorded for the sales growth and return on sales goals as the Company estimated there would be no payouts under these goals. During fiscal 2010, 2009 and 2008, the Company recorded $(231), $7 and $493, respectively, of compensation (income) expense for achievement relative to the total shareholder return-based goals of the Company’s performance grants. At June 30, 2010 and 2009, the Company had accrued $538 and $769, respectively, for compensation expense relative to these goals. At June 30, 2010, the maximum potential compensation expense related to the outstanding performance grants was $1,614. Any amounts estimated to be earned up to the related potential would be recognized during the remaining performance period of one year.
NOTE 10: BENEFIT PLANS
Retirement Savings Plan
Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2010 and 2008 and 2.5% for fiscal 2009). The Company also partially matched 401(k) contributions by participants through December 31, 2008. The Company suspended the 401(k) match from January 1, 2009 to June 30, 2010. The Company’s expense for contributions to the above plan was $4,891, $3,086 and $12,442 during fiscal 2010, 2009 and 2008, respectively.
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

Applied Industrial Technologies, Inc. and Subsidiaries     27

(In thousands, except per share amounts)
Salary Continuation Benefits
The Company has agreements with certain retirees of acquired companies to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was 4.25% and 6.0% at June 30, 2010 and 2009, respectively.
Retiree Health Care Benefits
The Company provides health care benefits to eligible retired associates who pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a postretirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.
The Company uses a June 30 measurement date for all plans.
The changes in benefit obligations, plan assets and funded status for the postemployment plans described above were as follows:

	Pension Benefits		Retiree Health Care Benefits
	2010	2009	2010	2009

Change in benefit obligation:
Benefit obligation at beginning of the year	$45,466	$42,576	$4,353	$3,924
Service cost	574	2,139	52	41
Interest cost	2,911	2,518	259	228
Plan participants’ contributions			35	35
Benefits paid	(1,801)	(3,061)	(226)	(232)
Amendments		1,749		190
Actuarial loss (gain) during year	3,964	(455)	120	167

Benefit obligation at end of year	$51,114	$45,466	$4,593	$4,353

Change in plan assets:
Fair value of plan assets at beginning of year	$4,757	$5,530
Actual gain (loss) on plan assets	575	(949)
Employer contributions	1,698	3,237	$191	$197
Plan participants’ contributions			35	35
Benefits paid	(1,801)	(3,061)	(226)	(232)

Fair value of plan assets at end of year	$5,229	$4,757	$0	$0

Funded status at end of year	$(45,885)	$(40,709)	$(4,593)	$(4,353)

Amounts recognized in the consolidated balance sheets:
Other current liabilities	$(1,698)	$(1,656)	$(220)	$(220)
Postemployment benefits	(44,187)	(39,053)	(4,373)	(4,133)

Net amount recognized	$(45,885)	$(40,709)	$(4,593)	$(4,353)

Amounts recognized in accumulated other comprehensive loss (income):
Net actuarial loss (gain)	$15,670	$12,854	$(965)	$(1,171)
Prior service cost	4,368	5,165	413	560

Total amounts recognized in accumulated other comprehensive loss (income)	$20,038	$18,019	$(552)	$(611)

The following table provides information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	Pension Benefits
	2010	2009

Projected benefit obligations	$51,114	$45,466
Accumulated benefit obligations	39,363	38,229
Fair value of plan assets	5,229	4,757

28     Applied Industrial Technologies, Inc. and Subsidiaries

The net postemployment benefit costs are as follows:

	Pension Benefits
	2010	2009	2008

Service cost	$574	$2,139	$2,090
Interest cost	2,911	2,518	2,413
Expected return on plan assets	(351)	(436)	(466)
Recognized net actuarial loss	924	911	962
Amortization of prior service cost	797	920	635

Net periodic pension cost	$4,855	$6,052	$5,634

	Retiree Health Care Benefits

	2010	2009	2008

Service cost	$52	$41	$49
Interest cost	259	228	271
Recognized net actuarial gain	(87)	(125)	(107)
Amortization of prior service cost	148	119	119

Net periodic postemployment benefit cost	$372	$263	$332

The estimated net loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1,263 and $710, respectively. The estimated net gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $83 and $139, respectively.
The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.
The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
	2010	2009	2010	2009

Discount rate	4.3%	6.0%	5.5%	6.0%
Expected return on plan assets	7.5%	8.0%	N/A	N/A
Rate of compensation increase	5.5%	5.5%	N/A	N/A

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for postretirement benefits other than pensions were 8.5% and 9% as of June 30, 2010 and 2009, respectively, decreasing to 5% by 2018. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2010 and for the year then ended:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components of periodic expense	$ 54	$ (44)
Effect on postretirement benefit obligation	672	(557)

Applied Industrial Technologies, Inc. and Subsidiaries     29

(In thousands, except per share amounts)
The Company’s Qualified Defined Benefit Retirement Plan weighted-average asset allocation and target allocation are as follows:

	Target	Percentage of Pension Plan
	Allocation	Assets At Fiscal Year End
	2011	2010	2009

Asset Class:
Equity securities	40 – 70%	57%	48%
Debt securities	20 – 50%	38%	47%
Other	0 – 20%	5%	5%

Total	100%	100%	100%

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
The fair value of each major class of plan assets for the Company’s Qualified Benefit Retirement Plan are valued using quoted market prices in active markets for identical instruments, or Level 1 in the fair value hierarchy. Following are the fair values as of June 30:

	2010	2009

Asset Class:
Equity securities	$2,987	$2,283
Debt securities	1,977	2,236
Other	265	238

Total	$5,229	$4,757

Employer Contributions
The Company expects to contribute $1,700 to its pension benefit plans and $250 to its retiree health care benefit plans in 2011. Contributions do not equal estimated future payments as certain payments are made from plan assets.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

During Fiscal Years	Pension Benefits	Retiree Health Care Benefits

2011	$ 1,900	$ 300
2012	900	200
2013	1,000	300
2014	2,100	300
2015	4,700	200
2016 through 2020	35,400	1,400

30     Applied Industrial Technologies, Inc. and Subsidiaries

NOTE 11: LEASES
The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2010 are as follows:

During Fiscal Years

2011	$21,500
2012	20,000
2013	15,900
2014	10,100
2015	7,300
Thereafter	9,800

Total minimum lease payments	$84,600

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $30,700 in 2010, $30,900 in 2009, and $29,000 in 2008.
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
The accounting policies of the Company’s reportable segments are the same as those described in Note 1. Sales between the Service Center Based Distribution segment and the Fluid Power Businesses segment have been eliminated in the table below.
Segment Financial Information

	Service Center	Fluid Power
	Based Distribution	Businesses	Total

Year Ended June 30, 2010

Net sales	$1,536,543	$356,665	$1,893,208
Operating income for reportable segments	77,029	26,794	103,823
Assets used in the business	690,970	200,550	891,520
Depreciation	9,336	2,129	11,465
Capital expenditures	6,389	827	7,216

Year Ended June 30, 2009

Net sales	$1,596,998	$326,150	$1,923,148
Operating income for reportable segments	75,411	18,942	94,353
Assets used in the business	611,255	198,073	809,328
Depreciation	10,876	1,860	12,736
Capital expenditures	5,537	1,451	6,988

Year Ended June 30, 2008

Net sales	$1,865,663	$223,793	$2,089,456
Operating income for reportable segments	124,271	17,320	141,591
Assets used in the business	712,546	86,225	798,771
Depreciation	11,441	1,335	12,776
Capital expenditures	7,550	860	8,410

Applied Industrial Technologies, Inc. and Subsidiaries     31

(In thousands, except per share amounts)
A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2010	2009	2008

Operating income for reportable segments	$103,823	$94,353	$141,591
Adjustments for:
Goodwill impairment		36,605
Intangible amortization – Service Center Based Distribution	1,890	2,265	1,245
Intangible amortization – Fluid Power Businesses	8,261	7,390	418
Corporate and other income, net	(16,378)	(24,400)	(12,896)

Total operating income	110,050	72,493	152,824
Interest expense, net	5,458	4,424	882
Other (income) expense, net	(425)	2,255	227

Income before income taxes	$105,017	$65,814	$151,715

The change in corporate and other income, net, is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.
Net sales by product category are as follows:

Year Ended June 30,	2010	2009	2008

Industrial	$1,357,206	$1,422,518	$1,670,464
Fluid power	536,002	500,630	418,992

Net sales	$1,893,208	$1,923,148	$2,089,456

The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company’s Service Center Based Distribution segment as well as the Fluid Power Businesses segment.
Net sales are presented in geographic areas based on the location of the company making the sale. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	2010	2009	2008

Net Sales:
United States	$1,644,237	$1,674,769	$1,839,410
Canada	199,772	197,795	222,121
Mexico	49,199	50,584	27,925

Total	$1,893,208	$1,923,148	$2,089,456

June 30,	2010	2009

Long-Lived Assets:
United States	$177,713	$189,720
Canada	16,356	16,481
Mexico	13,723	15,474

Total	$207,792	$221,675

In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $4,700 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

32     Applied Industrial Technologies, Inc. and Subsidiaries

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
          OTHER (INCOME) EXPENSE, NET
Other (income) expense, net, consists of the following:

Year Ended June 30,	2010	2009	2008

Unrealized (gain) loss on assets held in rabbi trust for a nonqualified deferred compensation plan	$(1,012)	$1,741	$327
Foreign currency transaction losses (gains)	36	1,466	(384)
Unrealized loss (gain) on cross-currency swap	510	(947)	277
Other, net	41	(5)	7

Total other (income) expense, net	$(425)	$2,255	$227

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $14,000 and a net cash surrender value of $3,200 at June 30, 2010.
NOTE 15: SUBSEQUENT EVENTS
In July and August 2010, the Company completed two acquisitions for an aggregate cash purchase price of approximately $32,000. One of the acquired businesses is a distributor of industrial supply products for maintenance, repair, and operational needs, primarily in the government sector, throughout the United States and Canada. The second acquired business is a distributor of bearings, power transmission, electrical, fluid power products and industrial supplies in Canada.
Net sales for these businesses are approximately $40,000 annually. Results of operations for the acquired businesses will be included in the Company’s results of operations from the dates of closing.

Applied Industrial Technologies, Inc. and Subsidiaries     33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc. Cleveland, Ohio
We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2010 and 2009, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 13, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Cleveland, Ohio
August 13, 2010

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
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010. This evaluation was based on the criteria set forth in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2010.
The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

David L. Pugh	Mark O. Eisele
Chairman & Chief Executive Officer	Vice President – Chief Financial Officer & Treasurer

Benjamin J. Mondics	Daniel T. Brezovec
President & Chief Operating Officer	Corporate Controller
August 13, 2010

Applied Industrial Technologies, Inc. and Subsidiaries     35

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc. Cleveland, Ohio
We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders’ equity and cash flows as of and for the year ended June 30, 2010 of the Company and our report dated August 13, 2010 expressed an unqualified opinion on those consolidated financial statements.
Cleveland, Ohio
August 13, 2010

36     Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING RESULTS AND MARKET DATA

(In thousands, except per share amounts)

(UNAUDITED)					Per Common Share
			Operating	Net Income	Net Income
	Net Sales	Gross Profit	Income (Loss)	(Loss)	(Loss)	Cash Dividend

2010
First Quarter	$437,743	$115,444	$17,641	$11,187	$0.26	$0.15
Second Quarter	446,253	116,905	18,903	10,487	0.24	0.15
Third Quarter	486,141	130,356	27,037	16,525	0.39	0.15
Fourth Quarter	523,071	153,017	46,469	27,704	0.64	0.15

	$1,893,208	$515,722	$110,050	$65,903	$1.54	$0.60

2009
First Quarter	$543,906	$146,058	$37,375	$22,536	$0.52	$0.15
Second Quarter	502,412	135,469	28,807	16,194	0.38	0.15
Third Quarter	451,647	122,246	21,019	11,560	0.27	0.15
Fourth Quarter	425,183	116,237	(14,708)	(8,030)	(0.19)	0.15

	$1,923,148	$520,010	$72,493	$42,260	$0.99	$0.60

2008
First Quarter	$518,547	$142,056	$39,216	$24,457	$0.56	$0.15
Second Quarter	511,008	139,491	37,268	22,967	0.52	0.15
Third Quarter	530,156	144,500	37,685	23,595	0.55	0.15
Fourth Quarter	529,745	143,236	38,655	24,437	0.57	0.15

	$2,089,456	$569,283	$152,824	$95,456	$2.19	$0.60

On August 6, 2010 there were 6,062 shareholders of record including 4,034 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 6, 2010 was $28.57 per share.
The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.
The fiscal 2009 fourth quarter includes a goodwill impairment charge of $36,605, which decreased net income by $23,000 and earnings per share by $0.54.
Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs. In fiscal 2010, the Company undertook an inventory management program which resulted in a significant decrease of certain U.S. inventories from the June 2009 levels. These reductions resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, a LIFO benefit of $23,500 reduced cost of goods sold in fiscal 2010, which was recorded in each quarter as follows: first quarter $710, second quarter $1,800, third quarter $4,840 and fourth quarter $16,150.
The overall impact of LIFO layer liquidations for the years ended June 30, 2010, 2009 and 2008 increased gross profit by $42,700, $4,419 and $626, respectively. The overall 2010 layer liquidation benefit of $42,700 also includes an amount of LIFO expense that would have been recorded if inventory levels had not decreased.
QUARTERLY VOLUME AND PRICE INFORMATION

			Price Range
	Shares Traded	Average Daily Volume	High	Low

2010
First Quarter	12,316,800	192,400	$23.17	$18.11
Second Quarter	13,876,700	216,800	22.91	18.80
Third Quarter	11,246,000	184,400	25.20	21.06
Fourth Quarter	23,193,800	368,200	33.00	24.80

2009
First Quarter	23,839,000	372,500	$31.29	$22.92
Second Quarter	25,940,700	405,300	26.78	14.12
Third Quarter	27,478,700	450,500	20.49	14.63
Fourth Quarter	22,937,700	364,100	23.95	16.25

2008
First Quarter	21,416,800	339,900	$33.26	$22.90
Second Quarter	19,630,600	306,700	35.68	28.01
Third Quarter	26,431,600	433,300	30.68	22.05
Fourth Quarter	26,215,300	409,600	32.20	23.81

Applied Industrial Technologies, Inc. and Subsidiaries     37

5 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)

	2010	2009 (a)	2008	2007	2006

Consolidated Operations - Year Ended June 30

Net sales	$1,893,208	$1,923,148	$2,089,456	$2,014,109	$1,900,780
Depreciation	11,465	12,736	12,776	13,489	13,128
Amortization:
Intangible assets	10,151	46,260	1,663	1,045	732
Stock options and SARs (b)	3,020	3,702	2,999	2,494	2,658
Operating income	110,050	72,493	152,824	135,011	115,592
Income before cumulative effect of accounting change	65,903	42,260	95,456	86,022	72,299
Net income	65,903	42,260	95,456	86,022	72,299
Per share data:
Income before cumulative effect of accounting change
Basic	1.56	1.00	2.23	1.97	1.62
Diluted	1.54	0.99	2.19	1.93	1.57
Net income
Basic	1.56	1.00	2.23	1.97	1.62
Diluted	1.54	0.99	2.19	1.93	1.57
Cash dividend	0.60	0.60	0.60	0.48	0.40

Year-End Position - June 30
Working capital	$347,528	$369,038	$409,186	$365,523	$370,013
Long-term debt (including long-term debt classified as current)	75,000	75,000	25,000	75,395	76,186
Total assets	891,520	809,328	798,771	777,369	730,671
Shareholders’ equity	555,039	508,102	502,075	450,983	414,822

Year-End Statistics - June 30
Current ratio	2.3	3.4	3.1	2.6	3.0
Operating facilities	455	464	459	445	452
Shareholders of record	5,884	6,329	6,305	6,242	6,192
Return on assets (c)	12.6%	7.6%	19.5%	18.1%	16.1%
Return on equity (d)	12.4%	8.4%	20.0%	19.9%	17.9%

Capital expenditures	$7,216	$6,988	$8,410	$11,192	$11,057
EBITDA (e)	134,686	135,191	170,262	152,039	132,110

(a)	The goodwill impairment charge in fiscal 2009 reduced operating income by $36,605, net income by $23,000 and net income per share by $0.54.

(b)	Prior to 2004, the Company did not record stock option expense as it was not required by Generally Accepted Accounting Principles.

(c)	Return on Assets is calculated as earnings before income taxes divided by average assets.

(d)	Return on Equity is based on net income divided by the average shareholders’ equity (beginning of the year and end of the year divided by 2).

(e)	EBITDA is calculated as operating income, plus depreciation and amortization of intangible assets and stock options and SARs.

38     Applied Industrial Technologies, Inc. and Subsidiaries