Form 10-K, Exhibit 13
period 2011-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2011-08-17
CIK 109563

Exhibit 13
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
With more than 4,600 associates across North America, Applied Industrial Technologies (“Applied,” the “Company,” “We,” “Us” or “Our”) is one of North America’s largest industrial distributors serving MRO, OEM and Government markets. Applied is an authorized source for a diverse range of products, including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, and general maintenance and mill supply products. The Company also provides customized shop services for mechanical, fabricated rubber and fluid power products, as well as services to meet storeroom management and maintenance training needs. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2011, business was conducted in the United States, Canada, Mexico and Puerto Rico from 474 facilities.
When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.
Our fiscal 2011 sales were $2.2 billion, an increase of $319.6 million or 16.9% compared to the prior year. Net sales from acquired businesses added $40.8 million or 1.8% to the current year. Gross margin increased to 27.7% from 27.2% in the prior year. Our operating margin increased to 6.8% compared to the prior year’s 5.8%. Our earnings per share was $2.24 versus $1.54 in fiscal year 2010, an increase of 45.5%.
Our consolidated balance sheet remains strong. Shareholders’ equity is $633.6 million, up from $555.0 million at June 30, 2010. Working capital increased $56.7 million from June 30, 2010 to $404.2 million at June 30, 2011, driven by operations. Our current ratio remains strong at 2.9 to 1 versus 2.3 to 1 in fiscal year 2010.
Applied monitors several economic indices that have been key indicators for industrial economic activity. These include the Manufacturing Capacity Utilization (MCU) index published by the Federal Reserve Board and the Purchasing Managers Index (PMI) published by the Institute for Supply Management (ISM). Historically, our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU on the upswing by up to six months and move closer in alignment with the declines.
These indices showed an improving economy during fiscal 2011 that slowed noticeably during our fiscal fourth quarter. The MCU was 74.4 in June of 2011, up from 71.7 in June of 2010. The ISM PMI was 55.3 in June of 2011, essentially flat with June of 2010 and down from its year-long high of 61.4 in February of 2011. The ISM PMI further declined in July 2011 to 50.9. We believe that the U.S. industrial economy has settled into a slower pace of growth which will continue into fiscal 2012.
YEAR ENDED JUNE 30, 2011 vs. 2010
The following table is included to aid in review of Applied’s statements of consolidated income. The percent increase column is comparative to the same period in the prior year.

	Year Ended June 30,
	As a % of Net Sales		Percent
	2011	2010	Increase

Net Sales	100.0%	100.0%	16.9%

Gross Profit	27.7%	27.2%	18.9%

Selling, Distribution & Administrative	20.9%	21.4%	14.0%

Operating Income	6.8%	5.8%	37.0%

Net Income	4.4%	3.5%	46.8%

Net sales in fiscal 2011 were $2.2 billion, which was $319.6 million or 16.9% above the prior year driven by improvements in the industrial economy. Incremental net sales from companies acquired in the year contributed approximately $40.8 million or 1.8%. Currency translation increased fiscal year sales by approximately $16.3 million or 0.7%. In local currency, net sales from our Canadian operations were up 23.1% from fiscal 2010, including 8.4% from acquisitions. In local currency, net sales from our Mexican operations were up 17.9%. The number of selling days in fiscal 2011 was the same as in fiscal 2010.
Net sales of our Service Center Based Distribution segment increased $234.3 million, or 15.2%, compared to fiscal year 2010 led by improvements in the industrial economy, with acquisitions adding $40.8 million or 2.7%. Net sales of our Fluid Power Businesses segment increased $85.4 million or 23.9%, driven by improvements in the industrial economy.
The sales product mix for fiscal 2011 was 70.5% industrial products and 29.5% fluid power products compared to 71.7% industrial and 28.3% fluid power in the prior year.
At June 30, 2011, we had a total of 474 operating facilities in the U.S., Canada and Mexico versus 455 at June 30, 2010. The increase in operating facilities represents 11 new locations due to acquisitions, the opening of 2 new locations, the impact of redefining certain shop operations which added 11 locations, and the merger of 5 locations with other locations.
Our gross profit margin increased to 27.7% in fiscal 2011 from 27.2% in fiscal 2010. LIFO benefits recorded during the year totaled $5.3 million which provided an overall benefit in our gross profit percent of 0.2%. This compares to a LIFO benefit of $23.5 million in fiscal 2010 which added 1.2% to gross profit. The improvement in gross profit is attributable to higher point-of-sale supplier purchasing incentives in the current year, the positive impact on annual LIFO expense from the resumption of a more normal level of supplier purchasing incentives based upon

Applied Industrial Technologies, Inc. and Subsidiaries     5

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

volume, lower scrap expense and the positive impact on margins from businesses acquired during the fiscal year.
Selling, distribution and administration expenses (SD&A) consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A increased $56.7 million or 14.0% during fiscal 2011 compared to the prior year, and as a percent of sales decreased to 20.9% from 21.4% in fiscal 2010. Associate compensation and benefits, including amounts tied to financial performance, increased $27.4 million. Acquisitions added $18.4 million of SD&A compared to the prior year, including additional amortization expense of $1.4 million. Incremental expenses associated with the development of a new ERP platform totaled $8.6 million. Foreign currency translation had an unfavorable impact of $3.1 million in the year.
Operating income increased 37.0% to $150.8 million during fiscal 2011 from $110.1 million during 2010. As a percent of sales, operating income increased to 6.8% in fiscal 2011 from 5.8% in 2010. The $40.7 million increase in operating income during fiscal 2011 primarily reflects higher sales levels, improved gross profit margins and the impact of leverage on increased sales. Operating income of both of our segments increased, reflecting improved operating leverage on sales increases. Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 6.5% in fiscal 2011 from 5.0% in fiscal 2010. The Fluid Power Businesses segment operating income increased to 9.5% in fiscal 2011 from 7.5% in fiscal 2010.
Interest expense, net, decreased $3.8 million during fiscal 2011 compared with the prior year. We repaid all of our outstanding debt in fiscal 2011 which lowered interest expense.
Other (income) expense, net, represents certain non-operating items of income and expense. This was $3.8 million of income in fiscal 2011 compared to income of $0.4 million in fiscal 2010. Current year includes $2.0 million of unrealized gains on investments held by non-qualified deferred compensation trusts and recognition of a $1.7 million gain from death benefits received under two life insurance policies.
Income tax expense as a percent of income before taxes was 36.7% for fiscal 2011 and 37.2% for fiscal 2010. The net decrease in the effective tax rate reflects higher income levels earned in fiscal 2011 in foreign jurisdictions which have a lower overall statutory rate than the U.S. as well as the reversal of a valuation allowance no longer necessary. These factors were offset somewhat by provision made for U.S. income tax on a portion of undistributed earnings not considered permanently reinvested in our Canadian subsidiaries. We expect our comparable tax rate for fiscal 2012 to be in the range of 37.0% to 38.0%.
As a result of the factors addressed above, net income for fiscal 2011 increased $30.9 million or 46.8% from the prior year. Net income per share increased at a comparable rate.
The number of Company associates was 4,640 at June 30, 2011 and 4,468 at June 30, 2010. The net associate increase year-over-year is attributable primarily to acquisitions (net increase of 239 associates), partially offset by headcount reductions in pre-existing operations.
YEAR ENDED JUNE 30, 2010 vs. 2009
Net sales in fiscal 2010 were $1.9 billion, which was 1.6% below fiscal 2009. Incremental net sales from companies acquired contributed approximately $25.3 million. Currency translation increased fiscal year 2010 sales by approximately $11.7 million or 0.6%. In local currency our Canadian business was down 6.4% from overall fiscal 2009 levels. Net sales from our Mexican operations were up 3.4% in local currency in fiscal 2010. The number of selling days in fiscal 2010 and 2009 were the same.
Within the Service Center Based Distribution segment, net sales decreased $60.5 million or 3.8% compared to fiscal year 2009, attributed to declines in the industrial economy. Within the Fluid Power Businesses segment, net sales increased $30.5 million or 9.4%, including $23.1 million in incremental sales from acquisitions. Sales to customers in high-tech industries led the recovery in this segment.
The sales product mix for fiscal 2010 was 71.7% industrial products and 28.3% fluid power products compared to 74.0% industrial and 26.0% fluid power in the prior year. The shift in mix to fluid power products in fiscal 2010 was driven by incremental sales from the fiscal 2009 Fluid Power Resource, LLC acquisition and strong increases in sales to customers in high-tech industries.
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
The Company uses the LIFO method of valuing U.S. inventories. In fiscal 2010, we undertook an inventory management program which resulted in a significant decrease of inventory from the June 30, 2009 levels. The annual current cost reduction in U.S. bearings and drives products inventory was $101.4 million. These inventory reductions were targeted to reduce excess quantities of certain products within our system and therefore had no negative impact on customer service or order fulfillment.
Reductions in the levels of inventory purchases in fiscal 2010 resulted in significant reductions in supplier purchasing incentives which flow through the income statement as inventory is sold to

6     Applied Industrial Technologies, Inc. and Subsidiaries

customers. This negatively impacted gross profit margins. Reductions in our inventory levels also resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these liquidations had a positive impact on our gross profit margins in fiscal 2010.
The LIFO benefit recorded in fiscal 2010 was $23.5 million which reduced our cost of goods sold and equated to $0.33 of earnings per share. The overall LIFO reserves were reduced by the same amounts. Total fiscal year 2010 LIFO benefits were recorded as follows: $0.7 million in the first quarter, $1.8 million in the second quarter, $4.8 million in the third quarter and $16.2 million in the fourth quarter.
If inventory levels had remained constant with the June 30, 2009 levels, instead of recording the benefit as described above, the Company would have recorded LIFO expense of $19.2 million in fiscal 2010. The overall impact of LIFO layer liquidations during the fiscal year resulted in an improvement in gross profit of $42.7 million. LIFO layer liquidations recorded for fiscal year 2009 increased gross profit by $4.4 million.
Supplier purchasing incentives which flowed into the income statement as inventory was sold decreased $8.0 million from 2009.
SD&A decreased $5.2 million or 1.3% during fiscal 2010 compared to fiscal year 2009, and as a percent of sales remained flat at 21.4% in both years. Acquisitions added $6.9 million of SD&A compared to fiscal year 2009, including additional amortization expense of $1.4 million. Associate compensation and benefits, including amounts tied to financial performance, were down $2.7 million year-over-year, as company-wide reductions in workforce and deferral of replacements for normal associate attrition were largely offset by increases in variable compensation. Other SD&A costs were down $9.0 million (excluding the impact of additional SD&A from companies acquired and not included in the full prior period), primarily reflecting cost cutting measures, and lower bad debt and depreciation expenses, partially offset by unfavorable foreign currency translation of approximately $2.2 million.
Operating income increased 51.8% to $110.1 million during fiscal 2010 from $72.5 million during 2009. As a percent of sales, operating income increased to 5.8% in fiscal 2010 from 3.8% in 2009. The $37.6 million increase in operating income during fiscal 2010 primarily reflects the impact of a $36.6 million goodwill impairment charge recognized in fiscal 2009. The favorable impact of the LIFO benefits in fiscal 2010 offset lower point-of-sale pricing and lower supplier purchasing incentives. Operating income of both of our segments increased in fiscal 2010. Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 5.0% in fiscal 2010 from 4.7% in fiscal 2009, reflecting the impact of reduced discretionary spending. The Fluid Power Businesses segment operating income increased to 7.5% in fiscal 2010 from 5.8% in fiscal 2009 due to improved sales volume largely to customers in the high-tech industries, cost reduction measures and lower bad debt expense.
Interest expense, net, increased $1.0 million during fiscal 2010 compared with the prior year. Lower interest rates on invested cash led to a reduction in interest income of approximately $0.8 million.
Other (income) expense, net, was $0.4 million of income in fiscal 2010 compared to expense of $2.3 million in fiscal 2009. Fiscal 2009 included $1.7 million in unrealized losses on investments held by non-qualified deferred compensation trusts. The market value of these investments recovered somewhat in fiscal 2010, resulting in a $1.0 million unrealized gain.
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
LIQUIDITY AND CAPITAL RESOURCES
Our primary source of capital is cash flow from operations, supplemented as necessary by bank borrowings or other sources of debt. At June 30, 2011, we have no outstanding borrowings, whereas at June 30, 2010, we had $50.0 million outstanding on our revolving credit facility and $25.0 million outstanding on private placement borrowings. These facilities were drawn on primarily to fund acquisitions. Management expects that our existing cash, cash equivalents, funds available under the revolving credit facility, cash provided from operations, and the use of operating leases will be sufficient to finance normal working capital needs in each of the countries we operate in, payment of dividends, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company’s credit standing and financial strength.
The Company’s working capital at June 30, 2011 was $404.2 million compared to $347.5 million at June 30, 2010. The current ratio was 2.9 to 1 at June 30, 2011 and 2.3 to 1 at June 30, 2010.

Applied Industrial Technologies, Inc. and Subsidiaries     7

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

Net Cash Flows
The following table is included to aid in review of Applied’s statements of consolidated cash flows; all amounts are in thousands.

	Year Ended June 30,
Net Cash Provided by (Used in):	2011	2010	2009

Operating Activities	$76,842	$184,324	$81,300

Investing Activities	(47,887)	(6,784)	(178,430)

Financing Activities	(116,523)	(30,514)	28,502

Exchange Rate Effect	2,883	1,109	(5,560)

(Decrease) Increase in Cash and Cash Equivalents	$(84,685)	$148,135	$(74,188)

In fiscal 2011 and typical during periods of sales expansion, cash generated from operations is invested in working capital, particularly receivables and inventory. The most significant factor in the spike in 2010 operating cash flows relates to the fiscal 2010 inventory management program which by June 30, 2010 had resulted in a $101.4 million reduction in U.S. bearing and drives products inventory amounts from the June 30, 2009 levels. These inventory reductions were targeted to reduce excess quantities of certain products within our system. Inventory increased in fiscal 2011 due to acquisitions, increased business levels and some increases to compensate for an increase in manufacturer lead times.
Net cash used by investing activities in fiscal 2011 included $30.5 million for acquisitions and $20.4 million for capital expenditures. Capital expenditures included $12.5 million related to the ERP project (discussed further below). Net cash used by investing activities was primarily used for capital expenditures in fiscal 2010, whereas it was primarily used for acquisitions in fiscal 2009. Capital expenditures consist primarily of information technology equipment and building improvements.
In fiscal 2011, we repaid $50.0 million under our revolving credit facility, $25.0 million under our private placement debt and $12.8 million related to the associated cross-currency swaps. Additionally, we paid dividends of $29.8 million and repurchased 189,600 shares of treasury stock for $6.1 million. In fiscal 2010, financing activities included dividends paid of $25.4 million, repayment of a net $5.0 million on our revolving credit facility, and $3.9 million to repurchase 159,900 shares of treasury stock.
ERP Project and Capital Expenditures
On October 1, 2010, Applied announced its selection of the SAP software platform to help transform the Company’s technology infrastructure and enhance its business information and transaction systems for future growth. We expect capital expenditures for this ERP project for all of fiscal 2012 to be in the range of $14.0 million to $16.0 million. We expect SD&A expenses associated with this project to be in the range of $16.5 million to $18.5 million in fiscal year 2012.
Other non-ERP capital expenditures for fiscal 2012 are expected to be in the $10.0 million to $12.0 million range, consisting of capital associated with additional information system technology equipment and infrastructure investments. Depreciation for fiscal 2012 is expected to be in the range of $11.5 million to $12.5 million.
Share Repurchases
The Board of Directors has authorized the repurchase of shares of the Company’s stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2011, we had authorization to purchase an additional 647,600 shares.
In fiscal 2011, 2010 and 2009, we repurchased 189,600, 159,900 and 68,000 shares of the Company’s common stock, respectively, at an average price per share of $32.09, $24.57 and $17.80, respectively.
Borrowing Arrangements
The Company has a five-year committed revolving credit agreement that expires in June 2012 which it intends to renew. This agreement provides for unsecured borrowings of up to $150.0 million. We have no borrowings outstanding under this facility at June 30, 2011 (versus $50.0 million at June 30, 2010). Unused lines under this facility, net of outstanding letters of credit, total $143.1 million and are available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement would be at variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds.
We also have an uncommitted long-term financing shelf facility which expires in February 2013 and enables us to borrow up to $100.0 million with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2011.
The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2011, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2011, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.

8     Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION (Continued)

CONTRACTUAL OBLIGATIONS
The following table shows the approximate value of the Company’s contractual obligations and other commitments to make future payments as of June 30, 2011 (in thousands):

		Period Less	Period	Period	Period
	Total	Than 1 yr	1-3 yrs	4-5 yrs	Over 5 yrs	Other

Operating leases	$75,000	$23,200	$30,500	$16,000	$5,300
Planned funding of postretirement obligations	61,500	4,400	10,100	10,000	37,000
Unrecognized income tax benefit liabilities, including interest and penalties	1,700					$1,700

Total Contractual Cash Obligations	$138,200	$27,600	$40,600	$26,000	$42,300	$1,700

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
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. The Business and Accounting Policies note to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.
LIFO Inventory Valuation and Methodology
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately 40% of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $137.6 million as reflected in our consolidated balance sheet at June 30, 2011. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products.
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
As of June 30, 2011 and 2010, our allowance for doubtful accounts was 2.4% and 2.5% of gross receivables, respectively. Our provision for losses on accounts receivable was $2.0 million, $2.5 million and $4.5 million in fiscal 2011, 2010 and 2009, respectively.
Goodwill and Intangibles
Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of acquisition accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Finite-lived intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill and indefinite-lived intangibles for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an

Applied Industrial Technologies, Inc. and Subsidiaries      9

impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.
All of the goodwill remaining on our consolidated financial statements is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.
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
Pension and Other Postemployment Benefit Plans
The measurement of liabilities related to pension plans and other post-employment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company’s pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. A 1% point change would have the following effects (in thousands):

	One-Percentage Point
Effect of change in:	Increase	Decrease

Discount rate on liability	$(3,554)	$4,049
Discount rate on net periodic benefit cost	(151)	158
Salary scale on liability	1,900	(1,700)
Salary scale on net periodic benefit cost	328	(302)

A 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.
Income Taxes
Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. As of June 30, 2011, the Company had recognized $46.7 million of net deferred tax assets. This includes a $0.2 million valuation allowance recorded related to estimated limitations in the deductibility of certain expenses. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.
Income taxes on undistributed earnings of non-U.S. subsidiaries are not accrued for the portion of such earnings management considers to be permanently reinvested. At June 30, 2011, undistributed earnings of non-U.S. subsidiaries considered permanently reinvested totaled approximately $58.3 million for which no provision for U.S income tax had been made. At June 30, 2011, undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled $13.3 million for which $2.8 million in U.S. income taxes were accrued and charged to income tax expense during fiscal 2011.
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
Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers

10     Applied Industrial Technologies, Inc. and Subsidiaries

and the economic factors that affect them; changes in the prices for products and services relative to the cost of providing them; reduction in supplier inventory purchase incentives; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; the cost of products and energy and other operating costs; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; the potential for product shortages if suppliers are unable to fulfill in a timely manner increased demand in the economic recovery; competitive pressures; our reliance on information systems; our ability to implement our ERP system in a timely, cost-effective, and competent manner, and to capture its planned benefits while maintaining an adequate internal control environment; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; risks related to legal proceedings to which we are a party; adverse regulation and legislation, including potential changes in tax regulations (e.g., those affecting the use of the LIFO inventory accounting method and the taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2011.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our market risk is impacted by changes in foreign currency exchange rates and to a lesser extent by changes in interest rates. We occasionally utilize derivative instruments as part of our overall financial risk management policy, but do not use derivative instruments for speculative or trading purposes. We do not currently have any outstanding derivative instruments.
Foreign Currency Exchange Rate Risk
Since we operate throughout North America and approximately 15% of our fiscal year 2011 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income (loss) in consolidated shareholders’ equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the consolidated statements of income as a component of other (income) expense, net. Applied does not currently hedge the net investments in our foreign operations.
Since the beginning of the fiscal year, the Canadian and Mexican foreign exchange rates to the U.S. dollar increased by 10.5% and 6.9%, respectively. In the twelve months ended June 30, 2011, we experienced foreign currency translation gains, totaling $10.3 million, net of income tax, which were included in accumulated other comprehensive income (loss). We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening from the levels at June 30, 2011 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.8 million decrease in net income for the year ended June 30, 2011. A 10% weakening from the levels at June 30, 2011 of the U.S. dollar would have resulted in a $1.8 million increase in net income for the year ended June 30, 2011.
Interest Rate Risk
We repaid the debt that was outstanding at June 30, 2010 during fiscal 2011, thus, we are not currently exposed to interest rate fluctuations on outstanding debt. We do monitor third-party depository institutions that hold our cash and cash equivalents, primarily for safety of principal and secondarily for maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any of these entities.

Applied Industrial Technologies, Inc. and Subsidiaries     11

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2011	2010	2009

Net Sales	$2,212,849	$1,893,208	$1,923,148
Cost of Sales	1,599,739	1,377,486	1,403,138

Gross Profit	613,110	515,722	520,010
Selling, Distribution and Administrative, including depreciation	462,347	405,672	410,912
Goodwill Impairment			36,605

Operating Income	150,763	110,050	72,493
Interest Expense	2,081	5,738	5,523
Interest Income	(413)	(280)	(1,099)
Other (Income) Expense, net	(3,793)	(425)	2,255

Income Before Income Taxes	152,888	105,017	65,814
Income Tax Expense	56,129	39,114	23,554

Net Income	$96,759	$65,903	$42,260

Net Income Per Share — Basic	$2.28	$1.56	$1.00

Net Income Per Share — Diluted	$2.24	$1.54	$0.99

See notes to consolidated financial statements.

12     Applied Industrial Technologies, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2011	2010

Assets
Current assets
Cash and cash equivalents	$91,092	$175,777
Accounts receivable, less allowances of $7,016 and $6,379	290,751	246,402
Inventories	204,066	173,253
Other current assets	33,005	23,428

Total current assets	618,914	618,860

Property — at cost
Land	10,428	10,569
Buildings	73,399	73,099
Equipment, including computers and software	129,117	113,593

Total Property — at cost	212,944	197,261
Less accumulated depreciation	143,930	138,790

Property — net	69,014	58,471

Intangibles, net	89,551	85,916
Goodwill	76,981	63,405
Deferred tax assets	43,447	48,493
Other assets	17,024	16,375

Total Assets	$914,931	$891,520

Liabilities
Current liabilities
Accounts payable	$108,509	$94,529
Short-term debt		75,000
Compensation and related benefits	65,413	50,107
Other current liabilities	40,766	51,696

Total current liabilities	214,688	271,332
Postemployment benefits	47,730	48,560
Other liabilities	18,950	16,589

Total Liabilities	281,368	336,481

Shareholders’ Equity
Preferred stock — no par value; 2,500 shares authorized; none issued or outstanding
Common stock — no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000
Additional paid-in capital	148,307	143,185
Income retained for use in the business	668,421	601,370
Treasury shares — at cost (11,611 and 11,837 shares)	(198,224)	(193,468)
Accumulated other comprehensive income (loss)	5,059	(6,048)

Total Shareholders’ Equity	633,563	555,039

Total Liabilities and Shareholders’ Equity	$914,931	$891,520

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     13

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2011	2010	2009

Cash Flows from Operating Activities
Net income	$96,759	$65,903	$42,260
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill impairment			36,605
Deferred income taxes	4,784	2,408	(16,648)
Depreciation and amortization of property	11,234	11,465	12,736
Amortization of intangibles	11,382	10,151	9,655
Provision for losses on accounts receivable	2,029	2,508	4,540
Amortization of stock options and appreciation rights	2,473	3,020	3,702
Unrealized foreign exchange transaction (gains) losses		(4)	806
Other share-based compensation expense	3,379	2,361	800
Gain on sale of property	(765)	(198)	(320)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(36,271)	(48,578)	63,929
Inventories	(21,197)	83,497	(20,581)
Other operating assets	(11,185)	17,408	6,858
Accounts payable	12,926	13,566	(38,124)
Other operating liabilities	1,294	20,817	(24,918)

Net Cash provided by Operating Activities	76,842	184,324	81,300

Cash Flows from Investing Activities
Property purchases	(20,431)	(7,216)	(6,988)
Proceeds from property sales	1,326	532	757
Net cash paid for acquisition of businesses, net of cash acquired of $168 and $185 in 2011 and 2009, respectively	(30,504)	(100)	(172,199)
Other	1,722

Net Cash used in Investing Activities	(47,887)	(6,784)	(178,430)

Cash Flows from Financing Activities
Net short-term (repayments) borrowings under revolving credit facility		(5,000)	5,000
(Repayments) borrowings under revolving credit facility originally classified as long-term	(50,000)		50,000
Long-term debt repayment	(25,000)
Settlements of cross-currency swap agreements	(12,752)
Purchases of treasury shares	(6,085)	(3,929)	(1,210)
Dividends paid	(29,751)	(25,416)	(25,378)
Excess tax benefits from share-based compensation	6,404	2,492	802
Exercise of stock options and appreciation rights	661	1,339	408
Other			(1,120)

Net Cash (used in) provided by Financing Activities	(116,523)	(30,514)	28,502

Effect of Exchange Rate Changes on Cash	2,883	1,109	(5,560)

(Decrease) increase in cash and cash equivalents	(84,685)	148,135	(74,188)
Cash and cash equivalents at beginning of year	175,777	27,642	101,830

Cash and Cash Equivalents at End of Year	$91,092	$175,777	$27,642

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$47,251	$31,179	$43,081
Interest	2,248	5,195	5,265
See notes to consolidated financial statements.

14     Applied Industrial Technologies, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(In thousands, except per share amounts)

	Shares of			Income		Accumulated
	Common		Additional	Retained	Treasury	Other	Total
	Stock	Common	Paid-in	for Use in	Shares-	Comprehensive	Shareholders’
For the Years Ended June 30, 2011, 2010 and 2009	Outstanding	Stock	Capital	the Business	at Cost	Income (Loss)	Equity

Balance at July 1, 2008	42,290	$10,000	$133,078	$543,692	$(190,944)	$6,249	$502,075
Net income				42,260			42,260
Unrealized loss on cash flow hedges, net of income tax of $(457)						(569)	(569)
Reclassification of interest expense into income, net of income tax of $264						437	437
Unrealized loss on investment securities available for sale, net of income tax of $(105)						(177)	(177)
Reclassification of pension and postemployment expense into income, net of income tax of $691						1,127	1,127
Pension and postemployment adjustment, net of income tax of $(1,154)						(1,883)	(1,883)
Foreign currency translation adjustment, net of income tax of $(3,793)						(13,033)	(13,033)

Total comprehensive income							28,162

Cash dividends — $0.60 per share				(25,378)			(25,378)
Purchases of common stock for treasury	(68)				(1,210)		(1,210)
Treasury shares issued for:
Exercise of stock options and appreciation rights	73		47		1,007		1,054
Deferred compensation plans	18		110		300		410
Compensation expense — stock options and appreciation rights			3,701				3,701
Amortization of restricted common stock compensation			391				391
Other	(29)		(432)		(671)		(1,103)

Balance at June 30, 2009	42,284	10,000	136,895	560,574	(191,518)	(7,849)	508,102
Net income				65,903			65,903
Unrealized loss on cash flow hedges, net of income tax of $(365)						(738)	(738)
Reclassification of interest expense into income, net of income tax of $535						873	873
Unrealized loss on investment securities available for sale, net of income tax of $(19)						(27)	(27)
Reclassification of pension and postemployment expense into income, net of income tax of $677						1,104	1,104
Pension and postemployment adjustment, net of income tax of $(1,467)						(2,393)	(2,393)
Foreign currency translation adjustment, net of income tax of $(32)						2,982	2,982

Total comprehensive income							67,704

Cash dividends — $0.60 per share				(25,416)			(25,416)
Purchases of common stock for treasury	(160)				(3,929)		(3,929)
Treasury shares issued for:
Exercise of stock options and appreciation rights	214		1,499		1,372		2,871
Deferred compensation plans	11		68		187		255
Compensation expense — stock options and appreciation rights			3,020				3,020
Amortization of other share-based compensation			2,106				2,106
Other	27		(403)	309	420		326

Balance at June 30, 2010	42,376	10,000	143,185	601,370	(193,468)	(6,048)	555,039
Net income				96,759			96,759
Current period cashflow hedging activity, net of income tax of $(82)						(184)	(184)
Reclassification of interest expense info income, net of income tax of $116						200	200
Unrealized loss on investment securities available for sale, net of income tax of $(31)						(53)	(53)
Reclassification of pension and post employment expense into income, net of Income tax of $850						1,364	1,364
Pension and postemployment adjustment, net of income tax of $(435)						(495)	(495)
Foreign currency translation adjustment, net of income tax of $(264)						10,275	10,275

Total comprehensive income							107,866

Cash dividends — $0.70 per share				(29,751)			(29,751)
Purchases of common stock for treasury	(190)				(6,085)		(6,085)
Treasury shares issued for:
Exercise of stock options and appreciation rights	379		(109)		706		597
Deferred compensation plans	6		102		119		221
Compensation expense — stock options and appreciation rights			2,473				2,473
Amortization of other share-based compensation			3,158				3,158
Other	31		(502)	43	504		45

Balance at June 30, 2011	42,602	$10,000	$148,307	$668,421	$(198,224)	$5,059	$633,563

See notes to consolidated financial statements.

Applied Industrial Technologies, Inc. and Subsidiaries     15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)
NOTE 1: BUSINESS AND ACCOUNTING POLICIES
Business
Applied Industrial Technologies, Inc. and subsidiaries (the “Company” or “Applied”) is one of North America’s largest industrial distributors serving Maintenance Repair Operations (MRO), Original Equipment Manufacturing (OEM) and Government markets. Applied is an authorized source for a diverse range of products, including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, and general maintenance and mill supply products. The Company also provides customized shop services for mechanical, fabricated rubber and fluid power products, as well as services to meet storeroom management and maintenance training needs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.
Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.
Foreign Currency
The financial statements of the Company’s Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income (loss) in consolidated shareholders’ equity. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other (income) expense, net.
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
Marketable Securities
The primary marketable security investments of the Company include money market and mutual funds held in a rabbi trust for a non-qualified compensation plan. These are included in other assets in the consolidated balance sheets, are classified as trading securities, and reported at fair value based on quoted market prices. Unrealized gains and losses are recorded in other (income) expense, net in the statements of consolidated income and reflect changes in the fair value of the investments during the period.
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

16     Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2011, approximately 40% of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.
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
Property and Related Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The Company capitalizes internal use software development costs in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Amortization is recorded as the software is placed in service on a straight-line basis over the estimated useful life of the software, generally not to exceed twelve years. Capitalized software and hardware costs are classified as property on the consolidated balance sheets. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount and the fair value of the assets.
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
The Company recognizes acquired intangible assets such as customer relationships, trade names, vendor relationships, and non-competition agreements apart from goodwill. Customer relationship intangibles are amortized using the sum-of-the-years-digits method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other finite-lived intangible assets is computed using the straight-line method over the estimated period of benefit. The Company also maintains intangible assets with indefinite lives which are not amortized. Amortization of intangible assets is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Intangible assets with finite lives are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable. Intangible assets with indefinite lives are reviewed for impairment on an annual basis or whenever changes in conditions indicate an evaluation should be completed.

Applied Industrial Technologies, Inc. and Subsidiaries     17

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
Shipping and Handling Costs
The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $15,400, $14,400 and $15,400 for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.
Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with the Income Taxes topic of the Accounting Standards Codification (ASC). The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes.
Share-Based Compensation
Share-based compensation represents the cost related to share-based awards granted to associates under the 2007 Long-Term Performance Plan (the 2007 Plan). The Company measures share-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost over the associate requisite service period. Non-qualified stock options and stock appreciation rights (SARs) are granted with an exercise price equal to the closing market price of the Company’s common stock at the date of grant and the fair values are determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. SARs and stock option awards generally vest over four years of continuous service and have 10-year contractual terms. The fair value of restricted stock awards, restricted stock units (RSUs), and performance shares are based on the closing market price of Company common stock on the grant date.
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
Fluid Power Resource Acquisition
On August 29, 2008, Applied acquired Fluid Power Resource, LLC and the following fluid power distribution businesses: Bay Advanced Technologies, Carolina Fluid Components, DTS Fluid Power, Fluid Tech, Hughes HiTech, Hydro Air, and Power Systems (collectively “FPR”). Applied acquired certain assets and assumed certain specified liabilities of FPR for an aggregate cash purchase price of $166,000.

18     Applied Industrial Technologies, Inc. and Subsidiaries

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
The table below presents summarized unaudited pro forma results of operations as if FPR had been acquired effective at the beginning of the fiscal year ended June 30, 2009. No pro forma results are presented for fiscal year 2011 or 2010 as the results of the acquired company are included in the actual results.

(unaudited)	2009
|
Net sales	$1,962,882
Income before income taxes	66,357
Net income	42,601
Net income per share — diluted	$1.00

Other Acquisitions
The Company acquired the following distributors to complement and extend its business over a broader geographic area. Results of operations for the acquired businesses below are all part of the Service Center Based Distribution segment. The results of operations for these acquisitions are not material for any year presented.
In May 2011, the Company acquired Gulf Coast Bearing & Supply Co., a full line bearing and power transmission distributor, located in the U.S. In July 2010, the Company acquired UZ Engineered Products, a distributor of industrial supply products for maintenance, repair, and operational needs, in the government and commercial sectors, throughout the U.S. and Canada. In August 2010, the Company acquired SCS Supply Group, a distributor of bearings, power transmission components, electrical components, fluid power products and industrial supplies in Canada. In December 2008, the Company acquired certain assets of Cincinnati Transmission Company, a distributor of power transmission and motion control products as well as gearbox repair solutions located in the U.S.
NOTE 3: INVENTORIES
Inventories consist of the following:

June 30,	2011	2010

U.S. inventories at current cost	$280,875	$268,021
Foreign inventories at average cost	60,837	48,403

	341,712	316,424
Less: Excess of current cost over LIFO cost for U.S. inventories	137,646	143,171

Inventories on consolidated balance sheets	$204,066	$173,253

In fiscal 2011 and 2010, reductions in certain U.S. inventories resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, LIFO benefits reduced cost of goods sold by $5,300 in fiscal 2011 and $23,500 in fiscal 2010. The LIFO reserves were reduced by the same amounts. If inventory levels had remained constant with the prior year’s levels, instead of recording these benefits, the Company would have recorded LIFO expense of $7,000 in fiscal 2011 and $19,200 in fiscal 2010. Therefore, the overall impact of LIFO layer liquidations increased gross profit by $12,300 in fiscal 2011 and $42,700 in fiscal 2010.
NOTE 4: GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for the Service Center Based Distribution segment for the years ended June 30, 2011 and 2010 is as follows:

Balance at July 1, 2009	$63,108
Other, primarily currency translation	297

Balance at June 30, 2010	63,405

Goodwill acquired during the year	11,700
Other, primarily currency translation	1,876

Balance at June 30, 2011	$76,981

Applied Industrial Technologies, Inc. and Subsidiaries     19

At June 30, 2011, accumulated goodwill impairment losses subsequent to fiscal year 2002, totaled $36,605 and related to the Fluid Power Businesses segment.
During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since operating results and expected future market conditions had deteriorated from the annual goodwill impairment testing performed during the third quarter of fiscal 2009. The fair value of the Fluid Power Businesses segment was estimated based on discounted cash flows. The Company utilized information from the annual financial planning process completed in the fourth quarter of fiscal 2009, reviewed external economic forecasts published in the fourth quarter of fiscal 2009, considered continuing declines in key economic indices that correlate with the business, and considered the continuing declines in sales and operating results experienced in the third and fourth quarters of fiscal 2009 compared to previous forecasts and projections. The Company deemed the business climate to have dramatically changed and adjusted the longer term outlook for recovery of operating results to reflect management’s belief that it would take longer and be more gradual than initially forecast. As a result of this interim test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008. Therefore, in accordance with the Intangibles — Goodwill and Other topic of the ASC, the Company recognized an impairment charge of $36,605 for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23,000 and earnings per share by $0.54. In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment.
Intangibles consist of the following:

		Accumulated	Net
June 30, 2011	Amount	Amortization	Book Value

Finite-Lived Intangibles:
Customer relationships	$78,084	$23,111	$54,973
Trade names	25,944	5,666	20,278
Vendor relationships	14,211	3,696	10,515
Non-competition agreements	5,127	2,632	2,495

Total Finite-Lived Intangibles	123,366	35,105	88,261

Indefinite-Lived Trade Names	1,290		1,290

Total Intangibles	$124,656	$35,105	$89,551

		Accumulated	Net
June 30, 2010	Amount	Amortization	Book Value

Customer relationships	$65,324	$15,328	$49,996
Trade names	25,648	3,777	21,871
Vendor relationships	13,842	2,511	11,331
Non-competition agreements	4,394	1,676	2,718

Total Intangibles	$109,208	$23,292	$85,916

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.
Finite-lived intangible assets acquired in fiscal 2011 had original weighted-average useful lives of 18 years. These consist of customer relationships of $12,100 (19-year weighted-average useful life), finite-lived trade names of $267 (3-year weighted-average useful life), and non-competition agreements of $554 (4-year weighted-average useful life). Indefinite-lived trade names valued at $1,290 were also acquired in fiscal 2011.
Amortization of intangibles totaled $11,382, $10,151 and $9,655 in fiscal 2011, 2010 and 2009, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization expense based on the Company’s intangible assets as of June 30, 2011 is estimated to be $10,900 for 2012, $10,200 for 2013, $8,800 for 2014, $8,200 for 2015 and $7,600 for 2016.
NOTE 5: DEBT
While the Company had no outstanding borrowings as of June 30, 2011, the amounts outstanding as of June 30, 2010 consisted of:

June 30,	2010

7.98% Private placement debt, paid at maturity in November 2010	$25,000
Revolving credit facility	50,000

Total outstanding debt	75,000
Less: Payable within one year	75,000

Long-term portion of outstanding debt	$0

20     Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
The Company has a revolving credit facility with a group of banks expiring in June 2012. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.07% to 0.15% per year on the average amount of the total revolving credit commitments during the year. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds at the Company’s discretion. Unused lines under this facility, net of outstanding letters of credit of $6,854 to secure certain insurance obligations, totaled $143,146 at June 30, 2011 and are available to fund future acquisitions or other capital and operating requirements. As of June 30, 2011, the Company had no outstanding borrowings on this revolving credit facility. At June 30, 2010, there was $50,000 outstanding on this facility with a weighted-average interest rate (including the associated interest rate swap) of 3.3%.
The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing with terms of up to fifteen years. The agreement expires in February 2013. There were no borrowings under this agreement at June 30, 2011.
The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2011, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2011, the Company was in compliance with all covenants.
NOTE 6: RISK MANAGEMENT ACTIVITIES
Derivative instruments held by the Company as of June 30, 2010 were settled in the first half of fiscal 2011.
The Company is exposed to market risks, primarily resulting from changes in foreign currency exchange rates. To manage this risk, the Company may enter into derivative transactions pursuant to the Company’s written policy. Derivative instruments are recorded on the consolidated balance sheet at their fair value and changes in fair value are recorded each period in current earnings or comprehensive income. The Company does not hold or issue derivative financial instruments for trading purposes. The criteria for designating a derivative as a hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur.
In fiscal 2011, the Company settled cross-currency swap agreements outstanding since November 2000, and an interest rate swap outstanding since September 2008.
The following table summarizes the fair value of derivative instruments as recorded in other current liabilities in the consolidated balance sheet as of June 30, 2010 (there are no amounts outstanding as of June 30, 2011):

June 30,	2010

Derivatives designated as hedging instruments:
Cross-currency swap	$8,728
Interest rate swap	316

Total derivatives designated as hedging instruments	9,044

Derivative not designated as a hedging instrument — cross-currency swap	2,182

Total Derivatives	$11,226

The following table summarizes the effects of derivative instruments on income and other comprehensive income (OCI) for the years ended June 30, 2011, 2010 and 2009 (amounts presented exclude any income tax effects):

				Amount of Loss Reclassified from
Derivatives in Cash Flow	Amount of Gain (Loss) Recognized in OCI			Accumulated OCI into Income (Effective
Hedging Relationships	on Derivatives (Effective Portion)			Portion), Included in Interest Expense
	2011	2010	2009	2011	2010	2009

Cross-currency swap		$(2,039)	$3,790
Interest rate swap		(343)	(1,381)	$(316)	$(1,408)	$(701)

Total		$(2,382)	$2,409	$(316)	$(1,408)	$(701)

Derivative Not	Amount of Gain (Loss) Recognized on
Designated	Derivative, Included in Other (Income)
as Hedging Instrument	Expense, net
	2011	2010	2009

Cross-currency swap	$(368)	$(510)	$947

Applied Industrial Technologies, Inc. and Subsidiaries     21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
NOTE 7: FAIR VALUE MEASUREMENTS
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements
			Quoted Prices in
			Active Markets		Significant Other		Significant
			for Identical Instruments		Observable Inputs		Unobservable Inputs
	Recorded Value		Level 1		Level 2		Level 3
June 30,	2011	2010	2011	2010	2011	2010	2011	2010

Assets:
Marketable securities	$10,881	$8,592	$10,881	$8,592

Liabilities:
Cross-currency swaps		$10,910				$10,910
Interest rate swap		316				316

Total Liabilities		$11,226				$11,226

Marketable securities in the previous table are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets in the consolidated balance sheets. The fair values were derived using quoted market prices.
Fair values for cross-currency and interest rate swaps shown in the previous table were derived based on valuation models using foreign currency exchange rates and inputs readily available in the public swap markets for similar instruments adjusted for terms specific to these instruments. Since the inputs used to value these instruments were observable and the counterparties were creditworthy, the Company classified them as Level 2 inputs. These liabilities have been settled in fiscal 2011, the balances at June 30, 2010 were included in other current liabilities in the consolidated balance sheets.
NOTE 8: INCOME TAXES
Income Before Income Taxes
The components of income before income taxes are as follows:

Year Ended June 30,	2011	2010	2009

U.S.	$127,567	$91,932	$54,916
Foreign	25,321	13,085	10,898

Total income before income taxes	$152,888	$105,017	$65,814

Provision
The provision (benefit) for income taxes consists of:

Year Ended June 30,	2011	2010	2009

Current:
Federal	$36,799	$28,342	$30,142
State and local	6,208	4,123	4,235
Foreign	8,338	4,241	5,825

Total current	51,345	36,706	40,202

Deferred:
Federal	5,648	1,880	(14,492)
State and local	169	(311)	(769)
Foreign	(1,033)	839	(1,387)

Total deferred	4,784	2,408	(16,648)

Total	$56,129	$39,114	$23,554

The exercise of non-qualified stock options and appreciation rights during fiscal 2011, 2010 and 2009 resulted in $6,003, $1,466 and $452, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2011, 2010 and 2009 resulted in

22     Applied Industrial Technologies, Inc. and Subsidiaries

$401, $1,026 and $422, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.
Effective Tax Rates
The following reconciles the federal statutory income tax rate and the Company’s effective income tax rate:

Year Ended June 30,	2011	2010	2009

Statutory income tax rate	35.0%	35.0%	35.0%
Effects of:
State and local taxes	2.8	2.2	3.2
U.S. tax on foreign income, net	1.8		6.4
Foreign tax credit carryforwards			(6.0)
Valuation allowance	(.6)	.8	(1.5)
Foreign income taxes	(1.0)	.5	(.4)
Deductible dividend	(.5)	(.7)	(1.2)
Other, net	(.8)	(.6)	.3

Effective income tax rate	36.7%	37.2%	35.8%

Consolidated Balance Sheets
Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2011	2010

Deferred tax assets:
Compensation liabilities not currently deductible	$36,746	$34,963
Expenses and reserves not currently deductible	5,498	8,442
Goodwill and intangibles	9,075	11,334
Net operating loss carryforwards (expiring in years 2015-2026)	432	843
Foreign tax credits (expiring in years 2020 and 2021)	4,090	4,086
Other	677	939

Total deferred tax assets	56,518	60,607
Less: Valuation allowance	(158)	(997)

Deferred tax assets, net of valuation allowance	56,360	59,610

Deferred tax liabilities:
Inventories	(4,755)	(4,764)
Unremitted foreign earnings	(2,804)
Depreciation and differences in property bases	(2,062)	(480)
Currency translation		(264)

Total deferred tax liabilities	(9,621)	(5,508)

Net deferred tax assets	$46,739	$54,102

The net deferred tax asset is classified as follows:
Other current assets	$5,510	$6,813
Deferred tax assets (long-term)	43,447	48,493
Other current liabilities		(349)
Other liabilities	(2,218)	(855)

Net deferred tax assets	$46,739	$54,102

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
U.S. federal income taxes are provided on the portion of non-U.S. subsidiaries income that is not considered to be permanently reinvested outside the U.S. and may be remitted to the U.S. At June 30, 2011, undistributed earnings of non-U.S. subsidiaries considered to be permanently reinvested and for which no U.S. tax has been provided totaled approximately $58,300. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign

Applied Industrial Technologies, Inc. and Subsidiaries     23

tax credits would be available to partially reduce U.S. income taxes in the event of a distribution. Undistributed earnings of non-U.S. subsidiaries not considered to be permanently reinvested totaled approximately $13,600. U.S. taxes totaling $2,804 have been accrued on these earnings.
Unrecognized Income Tax Benefits
The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following is a reconciliation of the Company’s total gross unrecognized income tax benefits:

Year Ended June 30,	2011	2010	2009

Unrecognized Income Tax Benefits at beginning of the year	$1,842	$1,860	$2,004
Current year tax positions	153	130	183
Prior year tax positions	50	46	(51)
Expirations of statutes of limitations	(273)	(194)	(167)
Settlements	(591)		(109)

Unrecognized Income Tax Benefits at end of year	$1,181	$1,842	$1,860

Included in the balance of unrecognized income tax benefits at June 30, 2011, 2010 and 2009 are $659, $988 and $984, respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.
During 2011, 2010 and 2009, the Company recognized $(22), $22 and $32, respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $525 and $547 as of June 30, 2011 and 2010, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.
The Company is subject to U.S. federal income tax examinations for the tax years 2008 through 2011. In addition, the Company is subject to foreign, state and local income tax examinations for the tax years 2008 through 2011.
The Company’s unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year.
NOTE 9: SHAREHOLDERS’ EQUITY
Treasury Shares
At June 30, 2011, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.
Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is comprised of the following:

June 30,	2011	2010

Pension liability, net of taxes	$(11,212)	$(12,081)
Foreign currency translation, net of taxes	16,189	5,914
Unrealized gains on investment securities available for sale, net of taxes	82	135
Unrealized losses on cash flow hedges, net of taxes		(16)

Total accumulated other comprehensive income (loss)	$5,059	$(6,048)

Net Income Per Share
The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	2011	2010	2009

Net Income	$96,759	$65,903	$42,260

Average Shares Outstanding:
Weighted-average common shares outstanding for basic computation	42,433	42,312	42,287
Dilutive effect of potential common shares	821	549	507

Weighted-average common shares outstanding for dilutive computation	43,254	42,861	42,794

Net Income Per Share — Basic	$2.28	$1.56	$1.00

Net Income Per Share — Diluted	$2.24	$1.54	$0.99

24     Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Stock options and appreciation rights relating to the acquisition of 176, 1,034 and 1,208 shares of common stock were outstanding at June 30, 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.
NOTE 10: SHARE-BASED COMPENSATION
Share-Based Incentive Plans
The 2007 Long-Term Performance Plan (the 2007 Plan), which expires in 2012, provides for granting of stock options, SARs, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors (the Committee) may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committee at regularly scheduled meetings. Compensation costs charged to expense under award programs paid (or to be paid) with shares (including stock options, SARs, restricted stock, RSUs and performance shares) are summarized in the table below:

Year Ended June 30,	2011	2010	2009

SARs and options	$2,473	$3,020	$3,702
Performance shares	1,705	1,076
Restricted stock and RSUs	1,453	1,029	392

Total compensation costs under award programs	$5,631	$5,125	$4,094

Such amounts are included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares. The aggregate unamortized compensation cost for award programs paid (or to be paid) with shares at June 30, 2011 is $6,730. This amount will be recognized in expense over the weighted-average remaining vesting period of 2.0 years. The aggregate number of shares of common stock which may be awarded under the 2007 Plan is 2,000; shares available for future grants at June 30, 2011 were 629.
Stock Appreciation Rights and Stock Options
The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2011, 2010 and 2009 are:

	2011	2010	2009

Expected life, in years	5.1	5.5	5.5
Risk free interest rate	1.6%	2.4%	2.9%
Dividend yield	2.5%	2.5%	2.2%
Volatility	46.2%	52.2%	48.4%
Per share fair value of SARs and stock options granted during the year	$9.78	$8.45	$10.31

The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors. The risk free interest rate is based upon U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the SARs and stock options. The assumed dividend yield has been estimated based upon the Company’s historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company’s common stock for a period equal to the expected life.
SARs are redeemable solely in Company common stock. The exercise price of stock option awards may be settled by the holder with cash or by tendering Company common stock.
A summary of SARs and stock options activity is presented below:

June 30, 2011		Weighted-Average
(Share amounts in thousands)	Shares	Exercise Price

Outstanding, beginning of year	2,400	$18.19
Granted	227	29.60
Exercised	(822)	11.50
Forfeited	(1)	20.99

Outstanding, end of year	1,804	$22.68

Exercisable at end of year	1,169	$21.03

The weighted-average remaining contractual terms for SARs and stock options outstanding and exercisable at June 30, 2011 were 6.1 and 5.1 years, respectively. The aggregate intrinsic values of SARs and stock options outstanding and exercisable at June 30, 2011 were $15,564. The aggregate intrinsic value of the SARs and stock options exercised during fiscal 2011, 2010 and 2009 was $18,526, $5,157 and $1,453, respectively.

Applied Industrial Technologies, Inc. and Subsidiaries     25

As of June 30, 2011, unrecognized compensation cost related to SARs and stock options amounted to $1,775. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during fiscal 2011, 2010 and 2009 was $2,645, $2,673 and $2,495, respectively.
Performance Shares
Performance shares are a type of award under the 2007 Plan that are intended to provide incentives to achieve three-year goals. Performance shares pay out in shares of Applied stock at the end of a three-year period provided the Company achieves the established goals. The number of Applied shares payable will vary depending on the level of the goal achieved.
A summary of nonvested performance shares activity at June 30, 2011 is presented below:

		Weighted-Average
June 30, 2011		Grant-Date
(Share amounts in thousands)	Shares	Fair Value

Nonvested, beginning of year	156	$20.67
Granted	66	29.27
Vested

Nonvested, end of year	222	$23.23

The Committee set three one-year goals for the 2011 grant tied to the Company’s earnings before interest, tax, depreciation, and amortization (EBITDA) and after-tax return on assets (ROA). Each fiscal year during the three-year term has its own separate goals. Achievement during any particular fiscal year is “banked” for payout at the end of the three-year term.
Fiscal 2010 was the first year performance shares were granted. Because of volatile market conditions at the beginning of fiscal 2010, the Committee set one-year goals for the fiscal 2010 grant tied to the Company’s EBITDA. As the targeted goals were accomplished, the performance shares have been converted to 156 restricted stock units (performance share RSUs or PSRSUs ). These PSRSUs vest at the end of the original three-year performance share grant period, with dividend equivalents paid on each PSRSU on a current basis. At June 30, 2010, 156 PSRSUs were issued under the fiscal 2010 performance share awards. These PSRSUs are reported in the prior table.
As of June 30, 2011, unamortized compensation cost related to performance shares was $2,384 to be amortized over the weighted-average remaining vesting period of 1.5 years.
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
A summary of the status of the Company’s nonvested restricted stock and RSUs at June 30, 2011 is presented below:

		Weighted-Average
June 30, 2011		Grant-Date
(Share amounts in thousands)	Shares	Fair Value

Nonvested, beginning of year	104	$21.41
Granted	85	30.31
Vested	(27)	22.13

Nonvested, end of year	162	$25.97

Unamortized compensation cost related to unvested restricted stock awards and RSUs aggregated $2,571 and $1,477 at June 30, 2011 and 2010, and is expected to be amortized over the weighted-average remaining vesting period of 2.1 years.
Performance Grants
In fiscal 2009 and 2008, the Executive Organization and Compensation Committee made annual awards of three-year performance grants to key officers. A target payout was established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company’s achievement of sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company’s common stock price, including dividend reinvestment, over the performance period as compared to the Company’s peers, as defined in the plan. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period. At June 30, 2011 and 2010, the Company had no liability recorded for the sales growth and return on sales goals as the Company estimated there would be no payouts under these goals. During fiscal 2011, 2010 and 2009, the Company recorded $1,020, $(231) and $7, respectively, of compensation expense (income) for achievement relative to the total shareholder

26     Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
return-based goals of the Company’s performance grants. At June 30, 2011 and 2010, the Company had accrued $1,558 and $538, respectively, for compensation expense relative to these goals. At June 30, 2011, all performance periods had expired.
NOTE 11: BENEFIT PLANS
Retirement Savings Plan
Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2011 and fiscal 2010 and 2.5% for fiscal 2009). The Company partially matches 401(k) contributions by participants; this match was suspended from January 1, 2009 to June 30, 2010. The Company’s expense for profit sharing and matching of associates’ 401(k) contributions was $11,251, $4,891 and $3,086 during fiscal 2011, 2010 and 2009, respectively.
Deferred Compensation Plans
The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Assets held in these rabbi trusts consist of investments in money market and mutual funds and Company common stock.
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
The Company uses a June 30 measurement date for all plans.

Applied Industrial Technologies, Inc. and Subsidiaries     27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
The changes in benefit obligations, plan assets and funded status for the postemployment plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2011	2010	2011	2010

Change in benefit obligation:
Benefit obligation at beginning of the year	$51,114	$45,466	$4,593	$4,353
Service cost	460	574	39	52
Interest cost	2,232	2,911	235	259
Plan participants’ contributions			37	35
Benefits paid	(1,856)	(1,801)	(227)	(226)
Amendments	151
Actuarial loss (gain) during year	1,389	3,964	(10)	120

Benefit obligation at end of year	$53,490	$51,114	$4,667	$4,593

Change in plan assets:
Fair value of plan assets at beginning of year	$5,229	$4,757
Actual gain (loss) on plan assets	984	575
Employer contributions	1,699	1,698	$190	$191
Plan participants’ contributions			37	35
Benefits paid	(1,856)	(1,801)	(227)	(226)

Fair value of plan assets at end of year	$6,056	$5,229	$0	$0

Funded status at end of year	$(47,434)	$(45,885)	$(4,667)	$(4,593)

The amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income (loss) for the postemployment plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2011	2010	2011	2010

Amounts recognized in the consolidated balance sheets:
Other current liabilities	$4,151	$1,698	$220	$220
Postemployment benefits	43,283	44,187	4,447	4,373

Net amount recognized	$47,434	$45,885	$4,667	$4,593

Amounts recognized in accumulated other comprehensive income (loss):
Net actuarial (loss) gain	$(15,012)	$(15,670)	$892	$965
Prior service cost	(3,808)	(4,368)	(274)	(413)

Total amounts recognized in accumulated other comprehensive income (loss)	$(18,820)	$(20,038)	$618	$552

28     Applied Industrial Technologies, Inc. and Subsidiaries

The following table provides information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	Pension Benefits
June 30,	2011	2010

Projected benefit obligations	$53,490	$51,114
Accumulated benefit obligations	43,528	39,363
Fair value of plan assets	6,056	5,229

The net periodic costs are as follows:

	Pension Benefits			Retiree Health Care Benefits
Year Ended June 30,	2011	2010	2009	2011	2010	2009

Service cost	$460	$574	$2,139	$39	$52	$41
Interest cost	2,232	2,911	2,518	235	259	228
Expected return on plan assets	(385)	(351)	(436)
Recognized net actuarial loss (gain)	1,449	924	911	(83)	(87)	(125)
Amortization of prior service cost	710	797	920	139	148	119

Net periodic cost	$4,466	$4,855	$6,052	$330	$372	$263

The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $1,256 and $741, respectively. The estimated net actuarial gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $(72) and $139, respectively.
Assumptions
The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.
The weighted-average actuarial assumptions used to determine benefit obligations and net periodic benefit cost for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2011	2010	2011	2010

Assumptions used to determine benefit obligations at year end:
Discount rate	4.5%	4.3%	5.5%	5.5%
Rate of compensation increase	5.5%	5.5%	N/A	N/A
Assumptions used to determine net periodic benefit cost:
Discount rate	4.3%	6.0%	5.5%	6.3%
Expected return on plan assets	7.5%	7.5%	N/A	N/A
Rate of compensation increase	5.5%	5.5%	N/A	N/A

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for retiree health care benefits were 8.0% and 8.5% as of June 30, 2011 and 2010, respectively, decreasing to 5% by 2018. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2011 and for the year then ended:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components of periodic expense	$47	$(39)
Effect on postretirement benefit obligation	722	(598)

Applied Industrial Technologies, Inc. and Subsidiaries     29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
Plan Assets
The fair value of each major class of plan assets for the Company’s Qualified Benefit Retirement Plan are valued using quoted market prices in active markets for identical instruments, or Level 1 in the fair value hierarchy. Following are the fair values and target allocation as of June 30:

	Target Allocation	Fair Value
		2011	2010

Asset Class:
Equity securities	40 – 70%	$3,876	$2,987
Debt securities	20 – 50%	1,756	1,977
Other	0 – 20%	424	265

Total	100%	$6,056	$5,229

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
Cash Flows
Employer Contributions
The Company expects to contribute $4,200 to its pension benefit plans and $240 to its retiree health care benefit plans in 2012. Contributions do not equal estimated future payments as certain payments are made from plan assets.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

		Retiree Health Care
During Fiscal Years	Pension Benefits	Benefits

2012	$4,300	$200
2013	4,300	300
2014	5,600	200
2015	5,000	200
2016	5,100	200
2017 through 2021	25,500	1,500

NOTE 12: LEASES
The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2011 are as follows:

During Fiscal Years

2012	$23,200
2013	16,900
2014	13,600
2015	10,300
2016	5,700
Thereafter	5,300

Total minimum lease payments	$75,000

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $31,400 in 2011, $30,700 in 2010 and $30,900 in 2009.

30     Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except per share amounts)
NOTE 13: SEGMENT AND GEOGRAPHIC INFORMATION
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
The accounting policies of the Company’s reportable segments are generally the same as those described in Note 1. Sales primarily from the Fluid Power Businesses segment to the Service Center Based Distribution segment of $17,665, $14,006 and $5,247, in fiscal 2011, 2010 and 2009, respectively, have been eliminated in the table below.
Segment Financial Information

	Service Center	Fluid Power
	Based Distribution	Businesses	Total

Year Ended June 30, 2011
Net sales	$1,770,798	$442,051	$2,212,849
Operating income for reportable segments	115,798	41,793	157,591
Assets used in the business	700,486	214,445	914,931
Depreciation and amortization of property	9,152	2,082	11,234
Capital expenditures	19,392	1,039	20,431

Year Ended June 30, 2010

Net sales	$1,536,543	$356,665	$1,893,208
Operating income for reportable segments	77,029	26,794	103,823
Assets used in the business	690,970	200,550	891,520
Depreciation and amortization of property	9,336	2,129	11,465
Capital expenditures	6,389	827	7,216

Year Ended June 30, 2009

Net sales	$1,596,998	$326,150	$1,923,148
Operating income for reportable segments	75,411	18,942	94,353
Assets used in the business	611,255	198,073	809,328
Depreciation and amortization of property	10,876	1,860	12,736
Capital expenditures	5,537	1,451	6,988

A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2011	2010	2009

Operating income for reportable segments	$157,591	$103,823	$94,353
Adjustments for:
Goodwill impairment			36,605
Intangible amortization — Service Center Based Distribution	3,384	1,890	2,265
Intangible amortization — Fluid Power Businesses	7,998	8,261	7,390
Corporate and other income, net	(4,554)	(16,378)	(24,400)

Total operating income	150,763	110,050	72,493
Interest expense, net	1,668	5,458	4,424
Other (income) expense, net	(3,793)	(425)	2,255

Income before income taxes	$152,888	$105,017	$65,814

The change in corporate and other income, net, is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Applied Industrial Technologies, Inc. and Subsidiaries     31

Product Category
     Net sales by product category are as follows:

Year Ended June 30,	2011	2010	2009

Industrial	$1,559,859	$1,357,206	$1,422,518
Fluid power	652,990	536,002	500,630

Net sales	$2,212,849	$1,893,208	$1,923,148

The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company’s Service Center Based Distribution segment as well as the Fluid Power Businesses segment.
Geographic Information
Net sales are presented in geographic areas based on the location of the facility shipping the product. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	2011	2010	2009

Net Sales:
United States	$1,891,700	$1,644,237	$1,674,769
Canada	260,015	199,772	197,795
Mexico	61,134	49,199	50,584

Total	$2,212,849	$1,893,208	$1,923,148

June 30,	2011	2010

Long-Lived Assets:
United States	$191,947	$177,713
Canada	29,893	16,356
Mexico	13,706	13,723

Total	$235,546	$207,792

NOTE 14: COMMITMENTS AND CONTINGENCIES
In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $4,600 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.
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

32     Applied Industrial Technologies, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share amounts)
NOTE 15: OTHER (INCOME) EXPENSE, NET
     Other (income) expense, net, consists of the following:

Year Ended June 30,	2011	2010	2009

Unrealized (gain) loss on assets held in rabbi trust for a nonqualified deferred compensation plan	$(2,016)	$(1,012)	$1,741
Benefit from payouts on corporate-owned life insurance policies	(1,722)
Foreign currency transaction (gains) losses	(541)	36	1,466
Unrealized loss (gain) on cross-currency swap	368	510	(947)
Other, net	118	41	(5)

Total other (income) expense, net	$(3,793)	$(425)	$2,255

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $12,300 and a net cash surrender value of $3,100 at June 30, 2011. In January 2011, the Company received death benefits under two of these policies and realized a gain of $1,722.

Applied Industrial Technologies, Inc. and Subsidiaries     33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc. Cleveland, Ohio
We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2011 and 2010, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 17, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Cleveland, Ohio
August 17, 2011

34     Applied Industrial Technologies, Inc. and Subsidiaries

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chairman & Chief Executive Officer and the Vice President — Chief Financial Officer & Treasurer, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
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
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011. This evaluation was based on the criteria set forth in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2011.
The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

David L. Pugh	Mark O. Eisele
Chairman & Chief Executive Officer	Vice President — Chief Financial Officer & Treasurer

Benjamin J. Mondics	Daniel T. Brezovec
President & Chief Operating Officer	Corporate Controller
August 17, 2011

Applied Industrial Technologies, Inc. and Subsidiaries     35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio
We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders’ equity and cash flows as of and for the year ended June 30, 2011 of the Company and our report dated August 17, 2011 expressed an unqualified opinion on those consolidated financial statements.
Cleveland, Ohio
August 17, 2011

36     Applied Industrial Technologies, Inc. and Subsidiaries

QUARTERLY OPERATING RESULTS

(In thousands, except per share amounts)

					Per Common Share
(UNAUDITED)			Operating	Net Income	Net Income
	Net Sales	Gross Profit	Income (Loss)	(Loss)	(Loss)	Cash Dividend

2011
First Quarter	$527,501	$143,120	$34,891	$20,755	$0.48	$0.17
Second Quarter	529,517	144,281	33,056	21,193	0.49	0.17
Third Quarter	565,970	156,566	38,201	26,536	0.61	0.17
Fourth Quarter	589,861	169,143	44,615	28,275	0.65	0.19

	$2,212,849	$613,110	$150,763	$96,759	$2.24	$0.70

2010
First Quarter	$437,743	$115,444	$17,641	$11,187	$0.26	$0.15
Second Quarter	446,253	116,905	18,903	10,487	0.24	0.15
Third Quarter	486,141	130,356	27,037	16,525	0.39	0.15
Fourth Quarter	523,071	153,017	46,469	27,704	0.64	0.15

	$1,893,208	$515,722	$110,050	$65,903	$1.54	$0.60

2009
First Quarter	$543,906	$146,058	$37,375	$22,536	$0.52	$0.15
Second Quarter	502,412	135,469	28,807	16,194	0.38	0.15
Third Quarter	451,647	122,246	21,019	11,560	0.27	0.15
Fourth Quarter	425,183	116,237	(14,708)	(8,030)	(0.19)	0.15

	$1,923,148	$520,010	$72,493	$42,260	$0.99	$0.60

On August 5, 2011 there were 6,146 shareholders of record including 4,190 shareholders in the Applied industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 5, 2011 was $29.07 per share.
The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.
Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs. During the year ended June 30, 2011, the Company recorded overall LIFO benefits of $5,294, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amounts. Total fiscal year 2011 LIFO benefits were recorded as follows: $301 in the first quarter, $1,823 in the second quarter, $356 in the third quarter and $2,814 in the fourth quarter.
The LIFO benefit recorded in fiscal 2010 was $23,500, which reduced cost of goods sold. The overall UFO reserves were reduced by the same amounts. Total fiscal year 2010 LIFO benefits were recorded as follows: $710 in the first quarter, $1,800 in the second quarter, $4,840 in the third quarter and $16,150 in the fourth quarter.
The fiscal 2009 fourth quarter includes a goodwill impairment charge of $36,605, which decreased net income by $23,000 and earnings per share by $0.54.
QUARTERLY VOLUME AND PRICE INFORMATION

			Price Range
	Shares Traded	Average Daily Volume	High	Low

2011
First Quarter	18,731,300	292,700	$31.08	$24.15
Second Quarter	22,875,900	357,400	33.34	29.00
Third Quarter	17,150,600	276,600	34.92	30.36
Fourth Quarter	19,014,600	301,800	36.01	31.94

2010
First Quarter	12,316,800	192,400	$23.17	$18.11
Second Quarter	13,876,700	216,800	22.91	18.80
Third Quarter	11,246,000	184,400	25.20	21.06
Fourth Quarter	23,193,800	368,200	33.00	24.80

2009
First Quarter	23,839,000	372,500	$31.29	$22.92
Second Quarter	25,940,700	405,300	26.78	14.12
Third Quarter	27,478,700	450,500	20.49	14.63
Fourth Quarter	22,937,700	364,100	23.95	16.25

Applied Industrial Technologies, Inc. and Subsidiaries     37

10 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)

	2011	2010	2009(a)	2008	2007

Consolidated Operations — Year Ended June 30
Net sales	$2,212,849	$1,893,208	$1,923,148	$2,089,456	$2,014,109
Depreciation and amortization of property	11,234	11,465	12,736	12,776	13,489
Amortization:
Intangible assets	11,382	10,151	46,260	1,663	1,045
Stock options and SARs (b)	2,473	3,020	3,702	2,999	2,494
Operating income	150,763	110,050	72,493	152,824	135,011
Income before cumulative effect of accounting change	96,759	65,903	42,260	95,456	86,022
Net income	96,759	65,903	42,260	95,456	86,022
Per share data:
Income before cumulative effect of accounting change
Basic	2.28	1.56	1.00	2.23	1.97
Diluted	2.24	1.54	0.99	2.19	1.93
Net income
Basic	2.28	1.56	1.00	2.23	1.97
Diluted	2.24	1.54	0.99	2.19	1.93
Cash dividend	0.70	0.60	0.60	0.60	0.48

Year-End Position — June 30
Working capital	$404,226	$347,528	$369,038	$409,186	$365,523
Long-term debt (including long-term debt classified as current)		75,000	75,000	25,000	75,395
Total assets	914,931	891,520	809,328	798,771	777,369
Shareholders’ equity	633,563	555,039	508,102	502,075	450,983

Year-End Statistics — June 30
Current ratio	2.9	2.3	3.4	3.1	2.6
Operating facilities	474	455	464	459	445
Shareholders of record	6,208	5,884	6,329	6,305	6,242
Return on assets (c)	11.1%	7.9%	7.7%	12.2%	11.6%
Return on equity (d)	16.3%	12.4%	8.4%	20.0%	19.9%

Capital expenditures	$20,431	$7,216	$6,988	$8,410	$11,192
EBITDA (e)	175,852	134,686	135,191	170,262	152,039

(a)	The goodwill impairment charge in fiscal 2009 reduced operating income by $36,605, net income by $23,000 and net income per share by $0.54.

(b)	Prior to 2004, the Company did not record stock option expense as it was not required by Generally Accepted Accounting Principles.

(c)	Return on Assets is calculated as net income divided by monthly average assets, exclusive of the goodwill impairment.

(d)	Return on Equity is calculated as net income divided by the average shareholders’ equity (beginning of the year and end of the year divided by 2).

(e)	EBITDA is calculated as operating income, plus depreciation and amortization of property and amortization of intangible assets, stock options and SARs.

38     Applied Industrial Technologies, Inc. and Subsidiaries