Form 10-K, Exhibit 13
period 2012-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2012-08-15
CIK 109563

MANAGEMENT'S DISCUSSION AND ANALYSIS                    Exhibit 13
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
With more than 4,600 associates across North America, Applied Industrial Technologies (“Applied,” the “Company,” “We,” “Us” or “Our”) is a leading industrial distributor serving MRO and OEM customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to its customers. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2012, business was conducted in the United States, Canada, Mexico and Puerto Rico from 476 facilities.
When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.
Our fiscal 2012 sales were $2.4 billion, an increase of $162.6 million or 7.3% compared to the prior year. Net sales from acquired businesses added $16.6 million or 0.7% to the current year. Gross margin of 27.6% compares to 27.7% in the prior year. Our operating margin increased to 7.1% compared to the prior year’s 6.8%. Our earnings per share was $2.54 versus $2.24 in fiscal year 2011, an increase of 13.4%.
Our consolidated balance sheet remains strong. Shareholders’ equity is $672.1 million, up from $633.6 million at June 30, 2011. Working capital increased $31.4 million from June 30, 2011 to $435.6 million at June 30, 2012. Our current ratio remains strong at 2.9 to 1, consistent with the June 30, 2011 level.
Applied monitors several economic indices that have been key indicators for industrial economic activity in the United States. These include the Industrial Production and Manufacturing Capacity Utilization (MCU) indices published by the Federal Reserve Board and the Purchasing Managers Index (PMI) published by the Institute for Supply Management (ISM). Historically, our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU by up to six months.
Industrial production increased 0.4% in June after having declined 0.2% in May. In the manufacturing sector, outputs advanced 0.7% in June, reversing a decline of 0.7% in May and increased at an annual rate of 1.4% in the second quarter.  In June, capacity utilization for manufacturing moved up 0.4% to 77.7%, a rate 13.9 percentage points above its trough in June of 2009 and was still 1.1 percentage points below its long-run average. The ISM PMI registered 49.7 in June, the first time this indicator dropped below 50 (its expansionary threshold) since July 2009.  We remain optimistic about the U.S. industrial economy for our fiscal 2013.
YEAR ENDED JUNE 30, 2012 vs. 2011
The following table is included to aid in review of Applied’s statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2012	2011	% Increase
Net Sales	100.0%	100.0%	7.3%
Gross Profit	27.6%	27.7%	6.7%
Selling, Distribution & Administrative	20.5%	20.9%	5.1%
Operating Income	7.1%	6.8%	11.7%
Net Income	4.6%	4.4%	12.4%

Net sales in fiscal 2012 were $2.4 billion, which was $162.6 million or 7.3% above the prior year, driven by improvements in the industrial economy as well as a continued focus on profitable sales growth. Incremental net sales from companies acquired since the prior year period contributed $16.6 million or 0.7%. Currency translation decreased fiscal year sales by approximately $1.8 million or 0.1%. In local currency, net sales from our Canadian operations were up 12.2% from fiscal 2011, including 2.8% from acquisitions. In local currency, net sales from our Mexican operations were up 25.9%. The number of selling days in fiscal 2012 was the same as in fiscal 2011.
Net sales of our Service Center Based Distribution segment increased $133.8 million, or 7.6%, compared to fiscal year 2011 led by improvements in the industrial economy, as well as a continued focus on profitable sales growth, with acquisitions adding $16.6 million or 0.9%. Net sales of our Fluid Power Businesses segment increased $28.8 million or 6.5%, also driven by improvements in the industrial economy as well as a continued focus on profitable sales growth.
The sales product mix for fiscal 2012 was 70.8% industrial products and 29.2% fluid power products compared to 70.5% industrial and 29.5% fluid power in the prior year.
At June 30, 2012, we had a total of 476 operating facilities in the U.S., Canada and Mexico versus 474 at June 30, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

Our gross profit margin was 27.6% in fiscal 2012 versus 27.7% in fiscal 2011. Positive impacts as a result of higher supplier purchasing incentives offset the impact of lower LIFO layer liquidation benefits recognized in the current year ($3.4 million of LIFO layer liquidation benefits in fiscal 2012 versus $12.3 million in fiscal 2011).
Selling, distribution and administrative expenses (SD&A) consist of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A increased $23.7 million or 5.1% during fiscal 2012 compared to the prior year, and as a percent of sales decreased to 20.5% from 20.9% in fiscal 2011. Enterprise Resource Planning (ERP) project cash expenses were $18.3 million ($9.8 million above the prior year period). SD&A of businesses acquired since the prior year period added $5.6 million. Effective December 31, 2011, the Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) which constituted a plan curtailment. As a result, we recognized $3.1 million in prior service costs upon curtailment of the plan in the second quarter of fiscal 2012. We also incurred one-time expenses associated with our CEO transition of $1.4 million in fiscal 2012. The translation impact of our foreign subsidiaries into U.S. dollars had an unfavorable impact of $0.5 million on SD&A in the year.
Operating income increased 11.7% to $168.4 million during fiscal 2012 from $150.8 million during 2011. As a percent of sales, operating income increased to 7.1% in the current year from 6.8% in 2011. The $17.6 million increase in operating income during fiscal 2012 primarily reflects higher sales levels and the impact of leverage on increased sales as we kept our SD&A to 20.5% of sales in 2012 versus 20.9% in fiscal 2011.
Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 7.1% in fiscal 2012 from 6.5% in fiscal 2011, this increase is attributable to improved gross profit margins (representing 0.4% of the improvement) and higher sales levels without a commensurate increase in SD&A (representing 0.2% of the improvement).
The Fluid Power Businesses segment operating income decreased slightly to 9.2% in fiscal 2012 from 9.5% in fiscal 2011. This reduction is attributable to lower net gross profit margins primarily from one vertical market within one of our Fluid Power Businesses (representing

0.5% of the reduction). Lower SD&A expenses as a percent of sales helped offset the reduction in gross profit. Management continues to seek opportunities to take advantage of economies of scale to improve the SD&A expenses in this segment.
Interest expense, net, decreased $1.7 million during fiscal 2012 compared with the prior year. We repaid all of our outstanding debt in fiscal 2011 which lowered interest expense.
Other expense (income), net, represents certain non-operating items of income and expense. This was $1.6 million of expense in fiscal 2012 compared to income of $3.8 million of income in fiscal 2011. Current year expense primarily consists of foreign currency transaction losses of $1.6 million. Fiscal 2011 included $2.0 million of unrealized gains on investments held by non-qualified deferred compensation trusts and recognition of a $1.7 million gain from death benefits received under two life insurance policies.
Income tax expense as a percent of income before taxes was 34.8% for fiscal 2012 and 36.7% for fiscal 2011. The impact of lower effective tax rates and higher income in foreign jurisdictions favorably reduced our rate when compared to the U.S. federal statutory rate by 1.8%. Further reducing our rate compared to the U.S. federal statutory rate is a permanent dividend deduction benefit of 0.5%. These reductions compared to the U.S. federal rate were offset by the impact of state and local taxes which increased the rate by 2.5%.
In fiscal 2011, the impact of lower effective tax rates and higher income in foreign jurisdictions favorably reduced our rate when compared to the U.S. federal statutory rate by 1.0%. Further reducing our rate compared to the U.S. federal statutory rate is a permanent dividend deduction benefit of 0.5%. These reductions compared to the U.S. federal rate were offset by the impact of state and local taxes and by provision made for U.S. income tax on a portion of undistributed earnings not considered permanently reinvested in our Canadian subsidiaries which increased the rate by 2.8% and 1.8%, respectively.
We expect our income tax rate for fiscal 2013 to be in the range of 34.0% to 35.0%.
As a result of the factors addressed above, net income for fiscal 2012 increased $12.0 million or 12.4% from the prior year. Net income per share increased at a slightly higher rate of 13.4% due to stock repurchases in fiscal 2012.
The number of Company associates was 4,664 at June 30, 2012 and 4,640 at June 30, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

YEAR ENDED JUNE 30, 2011 vs. 2010
The following table is included to aid in review of Applied’s statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2011	2010	% Increase
Net Sales	100.0%	100.0%	16.9%
Gross Profit	27.7%	27.2%	18.9%
Selling, Distribution & Administrative	20.9%	21.4%	14.0%
Operating Income	6.8%	5.8%	37.0%
Net Income	4.4%	3.5%	46.8%

Net sales in fiscal 2011 were $2.2 billion, which was $319.6 million or 16.9% above the prior year driven by improvements in the industrial economy. Incremental net sales from companies acquired in fiscal 2011 contributed approximately $40.8 million or 1.8%. Currency translation increased fiscal year 2012 sales by approximately $16.3 million or 0.7%. In local currency, net sales from our Canadian operations were up 23.1% from fiscal 2010, including 8.4% from acquisitions. In local currency, net sales from our Mexican operations were up 17.9%. The number of selling days in fiscal 2011 was the same as in fiscal 2010.
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
At June 30, 2011, we had a total of 474 operating facilities in the U.S., Canada and Mexico versus 455 at June 30, 2010. The increase in operating facilities represented 11 new locations due to acquisitions, the opening of 2 new locations, the impact of redefining certain shop operations which added 11 locations, and the merger of 5 locations with other locations.
Our gross profit margin increased to 27.7% in fiscal 2011 from 27.2% in fiscal 2010. LIFO benefits had a negative 1.0% impact on gross profit margin in fiscal 2011 versus fiscal 2010. LIFO benefits recorded during fiscal year 2011 totaled $5.3 million which provided an overall benefit in our gross profit percent of 0.2%. This compares to a LIFO benefit of $23.5 million in fiscal

2010 which added 1.2% to gross profit. Our focused efforts on selling products at a higher gross profit margin led to an approximate 0.9% improvement in gross profit margins. Other positive impacts on margins were an increase of approximately 0.4% from businesses acquired during the fiscal year and an increase of approximately 0.2% due to lower scrap expense.
SD&A increased $56.7 million or 14.0% during fiscal 2011 compared to fiscal year 2010, and as a percent of sales decreased to 20.9% from 21.4% in fiscal 2010. Associate compensation and benefits, including amounts tied to financial performance, increased $27.4 million. Acquisitions added $18.4 million of SD&A compared to fiscal year 2010, including additional amortization expense of $1.4 million. Incremental expenses associated with the development of a new ERP platform totaled $8.6 million. Foreign currency translation had an unfavorable impact of $3.1 million in fiscal 2011.
Operating income increased 37.0% to $150.8 million during fiscal 2011 from $110.1 million during 2010. As a percent of sales, operating income increased to 6.8% in fiscal 2011 from 5.8% in 2010. The $40.7 million increase in operating income during fiscal 2011 primarily reflects higher sales levels, improved gross profit margins and the impact of leverage on increased sales as we kept our SD&A to 20.9% of sales in 2011 versus 21.4% in fiscal 2010.
Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 6.5% in fiscal 2011 from 5.0% in fiscal 2010, this increase is attributed to higher sales levels without a commensurate increase in SD&A (representing 0.9% of the improvement) and improved gross profit margins (representing 0.6% of the improvement).
The Fluid Power Businesses segment operating income increased to 9.5% in fiscal 2011 from 7.5% in fiscal 2010, attributed to higher sales levels without a commensurate increase in SD&A (representing 1.5% of the improvement) and improved gross profit margins (representing 0.5% of the improvement).
Interest expense, net, decreased $3.8 million during fiscal 2011 compared with the prior year. We repaid all of our outstanding debt in fiscal 2011 which lowered interest expense.
Other expense (income), net, was $3.8 million of income in fiscal 2011 compared to income of $0.4 million in fiscal 2010. Fiscal 2011 included $2.0 million of unrealized gains on investments held by non-qualified deferred compensation trusts and recognition of a $1.7 million gain from death benefits received under two life insurance policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

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
As a result of the factors addressed above, net income for fiscal 2011 increased $30.9 million or 46.8% from fiscal year 2010. Net income per share increased at a comparable rate.
The number of Company associates was 4,640 at June 30, 2011 and 4,468 at June 30, 2010. The net associate increase year-over-year was attributable primarily to acquisitions (net increase of 239 associates), partially offset by headcount reductions in pre-existing operations.

LIQUIDITY AND CAPITAL RESOURCES
Our primary source of capital is cash flow from operations, supplemented as necessary by bank borrowings or other sources of debt. At June 30, 2012 and June 30, 2011, we had no outstanding borrowings. Management expects that our existing cash, cash equivalents, funds available under the revolving credit facility, cash provided from operations, and the use of operating leases will be sufficient to finance normal working capital needs in each of the countries we operate in, payment of dividends, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company’s credit standing and financial strength.
The Company’s working capital at June 30, 2012 was $435.6 million compared to $404.2 million at June 30, 2011. The current ratio was 2.9 to 1 at June 30, 2012 and at June 30, 2011.
The Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the SERP effective December 31, 2011. This action constituted a plan curtailment, resulting in a reduction of postemployment benefits of $8.9 million and deferred tax assets of $3.4 million in the consolidated balance sheet.

Net Cash Flows
The following table is included to aid in review of Applied’s statements of consolidated cash flows; all amounts are in thousands.

	Year Ended June 30,
Net Cash Provided by (Used in):	2012	2011	2010
Operating Activities	$90,422	$76,842	$184,324
Investing Activities	(39,434)	(47,887)	(6,784)
Financing Activities	(60,816)	(116,523)	(30,514)
Exchange Rate Effect	(2,822)	2,883	1,109
(Decrease) Increase in Cash and Cash Equivalents	$(12,650)	$(84,685)	$148,135
In the last two fiscal years, and typical during periods of sales expansion, a portion of cash generated from operations is invested in working capital, particularly receivables and inventory. The most significant factor in the spike in 2010 operating cash flows related to the fiscal 2010 inventory management program which by June 30, 2010 had resulted in a $101.4 million reduction in U.S. bearing and drives products inventory amounts from the June 30, 2009 levels.
Net cash used in investing activities in fiscal 2012 included $26.0 million for capital expenditures and $14.7 million for acquisitions. Capital expenditures included $16.7 million related to the ERP project. In fiscal 2011, net cash used in investing activities included $30.5 million for acquisitions and $20.4 million for capital expenditures ($12.5 million related to the ERP project). Net cash used by investing activities was primarily used for capital expenditures in fiscal 2010. Capital expenditures consist primarily of information technology equipment and building improvements.
Net cash used in financing activities in fiscal 2012 included $33.8 million for dividend payments and $31.0 million to repurchase 997,200 shares of treasury stock. These uses were partially offset by $3.7 million of excess tax benefits from share-based compensation. In fiscal 2011, we repaid $50.0 million under our revolving credit facility, $25.0 million under our private placement debt and $12.8 million related to the associated cross-currency swaps. Additionally, we paid dividends of $29.8 million and repurchased 189,600 shares of treasury stock for $6.1 million. In fiscal 2010, financing activities included dividends of $25.4 million, repayment of a net $5.0 million on our revolving credit facility, and $3.9 million to repurchase 159,900 shares of treasury stock. The increase in dividends over the last three fiscal years is the result of increases in our dividend payout rates. We paid dividends of $0.80, $0.70 and $0.60 per share in fiscal 2012, 2011 and 2010, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

Capital Expenditures
We expect capital expenditures for fiscal 2013 to be in the $13.0 million to $14.0 million range, consisting of capital associated with additional information technology equipment and infrastructure investments. Depreciation for fiscal 2013 is expected to be in the range of $12.5 million to $13.5 million.
Share Repurchases
The Board of Directors has authorized the repurchase of shares of the Company’s stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2012, we had authorization to purchase an additional 1,142,800 shares.
In fiscal 2012, 2011 and 2010, we repurchased 997,200, 189,600 and 159,900 shares of the Company’s common stock, respectively, at an average price per share of $31.12, $32.09 and $24.57, respectively.
Borrowing Arrangements
The Company has a five-year committed revolving credit agreement that expires in May 2017. This agreement provides for unsecured borrowings of up to $150.0 million. We had no borrowings outstanding under our revolving credit agreements at June 30, 2012 or June 30, 2011. Unused lines under this facility, net of outstanding letters of credit, totaled $143.1 million and were available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement would be at variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds.
We also have an uncommitted long-term financing shelf facility which expires in February 2013 and enables us to borrow up to $100.0 million with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2012 or June 30, 2011.
The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2012, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2012, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.

Accounts Receivable Analysis
The following table is included to aid in analysis of accounts receivable and the associated provision for losses on accounts receivable (amounts in thousands):

June 30,	2012	2011
Accounts receivable, gross	$315,375	$297,767
Allowance for doubtful accounts	8,332	7,016
Accounts receivable, net	$307,043	$290,751
Allowance for doubtful accounts, % of gross receivables	2.6%	2.4%

Year Ended June 30,	2012	2011
Provision for losses on accounts receivable	$3,915	$2,029
Provision as a % of net sales	0.16%	0.09%

Accounts receivable are reported at net realizable value and consist of trade receivables from customers. Management monitors accounts receivable by reviewing Days Sales Outstanding (DSO) and the aging of receivables for each of the Company's locations.
On a consolidated basis, DSO was 45.2 at June 30, 2012 versus 44.2 at June 30, 2011. Accounts receivable increased 5.6% this year, compared to a 7.3% increase in sales in the twelve months ended June 30, 2012. We primarily attribute the increase in DSO to higher sales to large contract accounts.
Less than 3% of our accounts receivable balances are more than 90 days past due. On an overall basis, our provision for losses from uncollected receivables represents 0.16% of our sales in the year ended June 30, 2012. Historically, this percentage is around 0.15%. Management believes the overall receivables aging and provision for losses on uncollected receivables are at reasonable levels.
Inventory Analysis
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. Management uses an inventory turnover ratio to monitor and evaluate inventory. Management calculates this ratio on an annual as well as a quarterly basis and uses inventory valued at current costs. The annualized inventory turnover (using current costs) for the period ended June 30, 2012 was 4.6 versus 4.7 at June 30, 2011. We believe our inventory turnover ratio in fiscal 2013 will remain similar to the fiscal 2012 levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

CONTRACTUAL OBLIGATIONS
The following table shows the approximate value of the Company’s contractual obligations and other commitments to make future payments as of June 30, 2012 (in thousands):

	Total	Period Less Than 1 yr	Period 1-3 yrs	Period 4-5 yrs	Period Over 5 yrs	Other
Operating leases	$81,600	$23,500	$32,300	$14,700	$11,100
Planned funding of post-retirement obligations	45,100	6,300	11,500	6,100	21,200
Unrecognized income tax benefit liabilities, including interest and penalties	1,970					$1,970
Total Contractual Cash Obligations	$128,670	$29,800	$43,800	$20,800	$32,300	$1,970
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

SUBSEQUENT EVENT
On August 1, 2012, the Company acquired SKF's company-owned distribution businesses in Australia and New Zealand for cash consideration. These businesses will expand Applied's global capabilities and are part of the Service Center Based Distribution segment. The Company funded the acquisition from its available cash and existing revolving credit facilities. Results of operations acquired will be included in the Company's results of operations from the date of closing.

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
LIFO Inventory Valuation and Methodology
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately 37% of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $144.8 million as reflected in our consolidated balance sheet at June 30, 2012. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products.
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
Allowances for Doubtful Accounts
We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

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
As of June 30, 2012 and 2011, our allowance for doubtful accounts was 2.6% and 2.4% of gross receivables, respectively. Our provision for losses on accounts receivable was $3.9 million, $2.0 million and $2.5 million in fiscal 2012, 2011 and 2010, respectively.
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
Self-Insurance Liabilities
We maintain business insurance programs with significant self-insured retention covering workers’ compensation, business, automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to U.S. based employees electing coverage. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.
Pension and Other Postemployment Benefit Plans
The measurement of liabilities related to pension plans and other postemployment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company’s pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. At June 30, 2012, a 1% point change would have the following effects (in thousands):

	One-Percentage Point
Effect of change in:	Increase	Decrease
Discount rate on liability	$(3,501)	$3,965
Discount rate on net periodic benefit cost	(117)	130
Effective December 31, 2011, participant benefits and entry into the SERP was frozen. As such, compensation increases no longer have an impact on the postemployment liability or the associated periodic benefit cost. Additionally, a 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.
Income Taxes
Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. As of June 30, 2012, the Company had recognized $34.4 million of net deferred tax assets. This includes a $0.2 million valuation allowance recorded related to estimated limitations in the deductibility of certain expenses. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

Income taxes on undistributed earnings of non-U.S. subsidiaries are not accrued for the portion of such earnings management considers to be permanently reinvested. At June 30, 2012, undistributed earnings of non-U.S. subsidiaries considered permanently reinvested totaled approximately $79.8 million for which no provision for U.S. income tax had been made. At June 30, 2012, undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled $13.6 million for which $2.8 million in U.S. income taxes were accrued and charged to income tax expense during fiscal 2011.

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
Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; changes in the prices for products and services relative to the cost of providing them; reduction in supplier inventory purchase incentives; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; the cost of products and energy and other operating costs; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; competitive pressures; our reliance on information systems; our ability to implement our ERP system in a timely, cost-effective, and competent manner, and to capture its planned benefits while maintaining an adequate internal control environment; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; risks related to legal proceedings to which we are a party; adverse regulation and legislation, including potential changes in tax regulations (e.g., those affecting the use of the LIFO inventory accounting method and the taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

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
Foreign Currency Exchange Rate Risk
Since we operate throughout North America and approximately 15% of our fiscal year 2012 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are components of accumulated other comprehensive income (loss) as reported in the statements of consolidated comprehensive income. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the statements of consolidated income as a component of other expense (income), net. Applied does not currently hedge the net investments in our foreign operations.
During the course of the fiscal year, the Canadian and Mexican foreign exchange rates to the U.S. dollar decreased by 6% and 17%, respectively. In the twelve months ended June 30, 2012, we experienced foreign currency translation losses totaling $14.5 million, which were included in accumulated other comprehensive income (loss). We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening from the levels experienced during the year-ended June 30, 2012 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $2.2 million decrease in net income for the year ended June 30, 2012. A 10% weakening from the levels experienced during the year ended June 30, 2012 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $2.2 million increase in net income for the year ended June 30, 2012.
Interest Rate Risk
We repaid the debt that was outstanding at June 30, 2010 during fiscal 2011, thus, at June 30, 2012, we were not exposed to interest rate fluctuations on outstanding debt. We monitor depository institutions that hold our cash and cash equivalents, primarily for safety of principal and secondarily for maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any of these entities.

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2012	2011	2010
Net Sales	$2,375,445	$2,212,849	$1,893,208
Cost of Sales	1,720,973	1,599,739	1,377,486
Gross Profit	654,472	613,110	515,722
Selling, Distribution and Administrative, including depreciation	486,077	462,347	405,672
Operating Income	168,395	150,763	110,050
Interest Expense	457	2,081	5,738
Interest Income	(466)	(413)	(280)
Other Expense (Income), net	1,578	(3,793)	(425)
Income Before Income Taxes	166,826	152,888	105,017
Income Tax Expense	58,047	56,129	39,114
Net Income	$108,779	$96,759	$65,903
Net Income Per Share — Basic	$2.58	$2.28	$1.56
Net Income Per Share — Diluted	$2.54	$2.24	$1.54

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2012	2011	2010
Net income per the statements of consolidated income	$108,779	$96,759	$65,903

Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	(14,471)	10,011	2,950
Postemployment benefits:
Actuarial loss on remeasurement	(5,028)	(930)	(3,860)
Reclassification of actuarial losses and prior service cost into SD&A expense and included in net periodic pension costs	1,123	2,214	1,781
Impact of reduction in postemployment benefit liability (as forecasted salary increases will not be realized) due to the plan curtailment	8,860	—	—
Reclassification of prior service cost into SD&A expense upon plan curtailment	3,117	—	—
Unrealized loss on investment securities available for sale	(220)	(84)	(46)
Unrealized loss on cash flow hedges	—	(266)	(1,103)
Reclassification of interest from cash flow hedge into interest expense	—	316	1,408
Total of other comprehensive income (loss), before tax	(6,619)	11,261	1,130
Income tax expense (benefit) related to items of other comprehensive income	3,009	154	(671)
Other comprehensive income (loss), net of tax	(9,628)	11,107	1,801
Comprehensive income, net of tax	$99,151	$107,866	$67,704

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2012	2011
Assets
Current assets
Cash and cash equivalents	$78,442	$91,092
Accounts receivable, less allowances of $8,332 and $7,016	307,043	290,751
Inventories	228,506	204,066
Other current assets	51,771	33,005
Total current assets	665,762	618,914
Property — at cost
Land	10,245	10,428
Buildings	74,477	73,399
Equipment, including computers and software	147,004	129,117
Total Property — at cost	231,726	212,944
Less accumulated depreciation	148,623	143,930
Property — net	83,103	69,014
Intangibles, net	84,840	89,551
Goodwill	83,080	76,981
Deferred tax assets	26,424	43,447
Other assets	18,974	17,024
Total Assets	$962,183	$914,931
Liabilities
Current liabilities
Accounts payable	$120,890	$108,509
Compensation and related benefits	63,149	65,413
Other current liabilities	46,130	40,766
Total current liabilities	230,169	214,688
Postemployment benefits	39,750	47,730
Other liabilities	20,133	18,950
Total Liabilities	290,052	281,368
Shareholders’ Equity
Preferred stock — no par value; 2,500 shares authorized; none issued or outstanding
Common stock — no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000
Additional paid-in capital	150,070	148,307
Income retained for use in the business	743,360	668,421
Treasury shares — at cost (12,246 and 11,611 shares)	(226,730)	(198,224)
Accumulated other comprehensive income (loss)	(4,569)	5,059
Total Shareholders’ Equity	672,131	633,563
Total Liabilities and Shareholders’ Equity	$962,183	$914,931

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2012	2011	2010
Cash Flows from Operating Activities
Net income	$108,779	$96,759	$65,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property	11,236	11,234	11,465
Amortization of intangibles	11,465	11,382	10,151
Amortization of stock appreciation rights and options	2,058	2,473	3,020
Deferred income taxes	8,641	4,784	2,408
Provision for losses on accounts receivable	3,915	2,029	2,508
Unrealized foreign exchange transaction losses (gains)	1,298	—	(4)
Other share-based compensation expense	4,592	3,379	2,361
Gain on sale of property	(627)	(765)	(198)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(22,748)	(36,271)	(48,578)
Inventories	(28,511)	(21,197)	83,497
Other operating assets	(14,735)	(11,185)	17,408
Accounts payable	14,157	12,926	13,566
Other operating liabilities	(9,098)	1,294	20,817
Net Cash provided by Operating Activities	90,422	76,842	184,324
Cash Flows from Investing Activities
Property purchases	(26,021)	(20,431)	(7,216)
Proceeds from property sales	1,258	1,326	532
Net cash paid for acquisition of businesses, net of cash acquired of $38 and $168 in 2012 and 2011, respectively	(14,671)	(30,504)	(100)
Other	—	1,722	—
Net Cash used in Investing Activities	(39,434)	(47,887)	(6,784)
Cash Flows from Financing Activities
Repayments under revolving credit facility	—	(50,000)	(5,000)
Long-term debt repayment	—	(25,000)	—
Settlements of cross-currency swap agreements	—	(12,752)	—
Purchases of treasury shares	(31,032)	(6,085)	(3,929)
Dividends paid	(33,800)	(29,751)	(25,416)
Excess tax benefits from share-based compensation	3,695	6,404	2,492
Exercise of stock appreciation rights and options	321	661	1,339
Net Cash used in Financing Activities	(60,816)	(116,523)	(30,514)
Effect of Exchange Rate Changes on Cash	(2,822)	2,883	1,109
(Decrease) increase in cash and cash equivalents	(12,650)	(84,685)	148,135
Cash and cash equivalents at beginning of year	91,092	175,777	27,642
Cash and Cash Equivalents at End of Year	$78,442	$91,092	$175,777

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$53,463	$47,251	$31,179
Interest	672	2,248	5,195

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(In thousands, except per share amounts)

For the Years Ended June 30, 2012, 2011 and 2010	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Income Retained for Use in the Business	Treasury Shares- at Cost	Accumulated Other Compre-hensive Income (Loss)	Total Shareholders' Equity
Balance at July 1, 2009	42,284	$10,000	$136,895	$560,574	$(191,518)	$(7,849)	$508,102
Net income				65,903			65,903
Other comprehensive income (loss)						1,801	1,801
Cash dividends — $0.60 per share				(25,416)			(25,416)
Purchases of common stock for treasury	(160)				(3,929)		(3,929)
Treasury shares issued for:
Exercise of stock appreciation rights and options	214		1,499		1,372		2,871
Deferred compensation plans	11		68		187		255
Compensation expense — stock appreciation rights and options			3,020				3,020
Other share-based compensation expense			2,106				2,106
Other	27		(403)	309	420		326
Balance at June 30, 2010	42,376	10,000	143,185	601,370	(193,468)	(6,048)	555,039
Net income				96,759			96,759
Other comprehensive income (loss)						11,107	11,107
Cash dividends — $0.70 per share				(29,751)			(29,751)
Purchases of common stock for treasury	(190)				(6,085)		(6,085)
Treasury shares issued for:
Exercise of stock appreciation rights and options	379		(109)		706		597
Deferred compensation plans	6		102		119		221
Compensation expense — stock appreciation rights and options			2,473				2,473
Other share-based compensation expense			3,158				3,158
Other	31		(502)	43	504		45
Balance at June 30, 2011	42,602	10,000	148,307	668,421	(198,224)	5,059	633,563
Net income				108,779			108,779
Other comprehensive income (loss)						(9,628)	(9,628)
Cash dividends — $0.80 per share				(33,800)			(33,800)
Purchases of common stock for treasury	(997)				(31,032)		(31,032)
Treasury shares issued for:
Exercise of stock appreciation rights and options	250		(1,853)		1,448		(405)
Performance share awards	91		(2,664)		714		(1,950)
Deferred compensation plans	9		128		156		284
Compensation expense — stock appreciation rights and options			2,058				2,058
Other share-based compensation expense			4,308				4,308
Other	12		(214)	(40)	208		(46)
Balance at June 30, 2012	41,967	$10,000	$150,070	$743,360	$(226,730)	$(4,569)	$672,131

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

NOTE 1: BUSINESS AND ACCOUNTING POLICIES
Business
Applied Industrial Technologies, Inc. and subsidiaries (the “Company” or “Applied”) is a leading industrial distributor serving Maintenance Repair Operations (MRO) and Original Equipment Manufacturing (OEM) customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to its customers. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.
Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.
Statements of Consolidated Comprehensive Income
Accounting Standards Codification (ASC) Topic 220 "Comprehensive Income" requires the reporting of comprehensive income in addition to net income. Effective for fiscal 2012 and retrospective for fiscal 2011 and 2010, the Company has elected to include a statement of consolidated comprehensive income as part of its basic consolidated financial statements. Prior to inclusion of the statement of consolidated comprehensive income, comprehensive income, other comprehensive income and the components of other comprehensive income were reported as part of the statement of consolidated shareholders' equity.
Foreign Currency
The financial statements of the Company’s Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are reported in other comprehensive income (loss) in the statements of consolidated comprehensive income. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other expense (income), net.
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
Concentration of Credit Risk
The Company has a broad customer base representing many diverse industries primarily across North America. As such, the Company does not believe that a significant concentration of credit risk exists in its accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

The Company’s cash and cash equivalents consists of deposits with commercial banks. While Applied monitors the creditworthiness of these commercial banks and institutions, a crisis in the U.S., Canadian or Mexican financial systems could limit access to funds and/or result in the loss of principal. The terms of these deposits and investments provide that all monies are available to the Company upon demand.
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
Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2012, approximately 37% of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.
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
Supplier Purchasing Programs
The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company’s inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company’s fiscal year end or the supplier’s year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually. The incentives are generally a specified percentage of the Company’s net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Supplier programs are analyzed each quarter to determine the appropriateness of the amount of purchase incentives accrued. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company’s LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Accrued incentives expected to be settled as a credit against purchases are reported on the consolidated balance sheet as an offset to amounts due to the related supplier.
Property and Related Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The Company capitalizes internal use software development costs in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Amortization of software begins when it is ready for its intended use, and is amortized on a straight-line basis over the estimated useful life of the software, generally not to exceed twelve years. Capitalized software and hardware costs are classified as property on the consolidated balance sheets. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount and the fair value of the assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

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
Self-Insurance Liabilities
The Company maintains business insurance programs with significant self-insured retention covering workers’ compensation, business, automobile, general product liability and other claims. The Company accrues estimated losses including those incurred but not reported using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to U.S. based employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience, adjusted as necessary based upon management’s reasoned judgment.
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
Shipping and Handling Costs
The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $15,500, $15,400 and $14,400 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.
Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with the Income Taxes topic of the ASC. The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes.
Share-Based Compensation
Following approval by the Company's shareholders in October 2011, the 2011 Long-Term Performance Plan (the "2011 Plan") replaced the 2007 Long-Term Performance Plan (the "2007 Plan"). Share-based compensation represents the cost related to share-based awards granted to associates under either the 2011 Plan or the 2007 Plan. The Company measures share-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost over the requisite service

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

period. Non-qualified stock appreciation rights (SARs) and stock options are granted with an exercise price equal to the closing market price of the Company’s common stock at the date of grant and the fair values are determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. SARs and stock option awards generally vest over four years of continuous service and have ten-year contractual terms. The fair value of restricted stock awards, restricted stock units (RSUs), and performance shares are based on the closing market price of Company common stock on the grant date.
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
New Accounting Pronouncement
In December 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance on the offsetting of assets and liabilities, which is effective for the Company on July 1, 2013. The guidance requires additional disclosures regarding offsetting arrangements in accordance with ASC 210-20-45 to enable financial statement users to understand the effect of these arrangements on a company's financial position. The Company is currently evaluating the effect the adoption of the guidance will have on its disclosures.

NOTE 2: BUSINESS COMBINATIONS
The Company acquired the following distributors to complement and extend its business over a broader geographic area. Results of operations for the acquired businesses are part of the Service Center Based Distribution segment. The results of operations for these acquisitions are not material for any year presented. Results of operations of acquired businesses are included in the accompanying consolidated financial statements from their respective acquisition dates based on the Company’s consolidation policy.
Fiscal 2012 Acquisitions
In February 2012, the Company acquired Solutions Industrielles Chicoutimi, which provides bearings, power transmission products and repair services and Spécialités Industrielles Harvey, which distributes bearings and power transmission products, plus hydraulic, pneumatic and electrical components. In August 2011, the Company acquired Chaines-Plus, a distributor of bearings, power transmission and related products. These distributors are all located in Quebec, Canada.
Fiscal 2011 Acquisitions
In May 2011, the Company acquired Gulf Coast Bearing & Supply Co., a full line bearing and power transmission distributor, located in the U.S. In July 2010, the Company acquired UZ Engineered Products, a distributor of industrial supply products for maintenance, repair, and operational needs, in the government and commercial sectors, throughout the U.S. and Canada. In August 2010, the Company acquired SCS Supply Group, a distributor of bearings, power transmission components, electrical components, fluid power products and industrial supplies located in Ontario, Canada.

NOTE 3: INVENTORIES
Inventories consist of the following:

June 30,	2012	2011
U.S. inventories at current cost	$302,465	$280,875
Foreign inventories at average cost	70,797	60,837
	373,262	341,712
Less: Excess of current cost over LIFO cost for U.S. inventories	144,756	137,646
Inventories on consolidated balance sheets	$228,506	$204,066
Overall LIFO expense increased cost of goods sold by $7,100 for fiscal 2012. This amount is net of $3,400 of LIFO layer liquidation benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

In fiscal 2011 and 2010, reductions in U.S. inventories, primarily in the bearings pool, resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, LIFO benefits reduced cost of goods sold by $5,300 and $23,500 in fiscal 2011 and 2010, respectively. The LIFO reserves were reduced by the same amounts. If inventory levels had remained constant with the prior year’s levels, instead of recording these benefits, the Company would have recorded LIFO expense of $7,000 and $19,200 in fiscal 2011 and 2010, respectively. Therefore, the overall impact of LIFO layer liquidations increased gross profit by $12,300 and $42,700 in fiscal 2011 and 2010, respectively.

NOTE 4: GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for the Service Center Based Distribution segment for the years ended June 30, 2012 and 2011 are as follows:

Balance at July 1, 2010	$63,405
Goodwill acquired during the year	11,700
Other, primarily currency translation	1,876
Balance at June 30, 2011	76,981
Goodwill acquired during the year	8,403
Other, primarily currency translation	(2,304)
Balance at June 30, 2012	$83,080
At June 30, 2012, accumulated goodwill impairment losses subsequent to fiscal year 2002, totaled $36,605 and related to the Fluid Power Businesses segment.
Intangibles consist of the following:

June 30, 2012	Amount	Accumulated Amortization	Net Book Value
Finite-Lived Intangibles:
Customer relationships	$84,249	$29,905	$54,344
Trade names	25,677	7,428	18,249
Vendor relationships	13,605	4,500	9,105
Non-competition agreements	4,740	2,888	1,852
Total Finite-Lived Intangibles	128,271	44,721	83,550
Indefinite-Lived Trade Name	1,290		1,290
Total Intangibles	$129,561	$44,721	$84,840

June 30, 2011	Amount	Accumulated Amortization	Net Book Value
Finite-Lived Intangibles:
Customer relationships	$78,084	$23,111	$54,973
Trade names	25,944	5,666	20,278
Vendor relationships	14,211	3,696	10,515
Non-competition agreements	5,127	2,632	2,495
Total Finite-Lived Intangibles	123,366	35,105	88,261
Indefinite-Lived Trade Name	1,290		1,290
Total Intangibles	$124,656	$35,105	$89,551
Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

During 2012, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Customer relationships	$7,810	15 years
Trade names	270	2 years
Non-competition agreements	435	2 years
Total Intangibles Acquired	$8,515	14 years
Amortization of intangibles totaled $11,465, $11,382 and $10,151 in fiscal 2012, 2011 and 2010, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization expense based on the Company’s intangible assets as of June 30, 2012 is estimated to be $11,200 for 2013, $9,800 for 2014, $8,900 for 2015, $8,200 for 2016 and $7,600 for 2017.

NOTE 5: DEBT
The Company had no outstanding borrowings as of June 30, 2012 or June 30, 2011.
The Company has a revolving credit facility with a group of banks expiring in May 2017. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.09% to 0.175% per year based upon the Company's leverage ratio at each quarter end. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds at the Company’s discretion. Unused lines under this facility, net of outstanding letters of credit of $6,854 to secure certain insurance obligations, totaled $143,146 at June 30, 2012 and are available to fund future acquisitions or other capital and operating requirements.
The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing with terms of up to fifteen years. The agreement expires in February 2013. There were no borrowings under this agreement at June 30, 2012 or June 30, 2011.
The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2012, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2012, the Company was in compliance with all covenants.

NOTE 6: FAIR VALUE MEASUREMENTS
Marketable securities measured at fair value at June 30, 2012 and June 30, 2011 totaled $10,322 and $10,881, respectively. These marketable securities are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets on the consolidated balance sheets and their fair values were derived using quoted market prices (Level 1 in the fair value hierarchy).

NOTE 7: INCOME TAXES
Income Before Income Taxes
The components of income before income taxes are as follows:

Year Ended June 30,	2012	2011	2010
U.S.	$137,667	$127,567	$91,932
Foreign	29,159	25,321	13,085
Total income before income taxes	$166,826	$152,888	$105,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Provision
The provision (benefit) for income taxes consists of:

Year Ended June 30,	2012	2011	2010
Current:
Federal	$36,178	$36,799	$28,342
State and local	5,522	6,208	4,123
Foreign	7,706	8,338	4,241
Total current	49,406	51,345	36,706
Deferred:
Federal	8,577	5,648	1,880
State and local	503	169	(311)
Foreign	(439)	(1,033)	839
Total deferred	8,641	4,784	2,408
Total	$58,047	$56,129	$39,114
The exercise of non-qualified stock appreciation rights and options during fiscal 2012, 2011 and 2010 resulted in $2,725, $6,003 and $1,466, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2012, 2011 and 2010 resulted in $970, $401 and $1,026, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.
Effective Tax Rates
The following reconciles the federal statutory income tax rate and the Company’s effective income tax rate:

Year Ended June 30,	2012	2011	2010
Statutory income tax rate	35.0%	35.0%	35.0%
Effects of:
State and local taxes	2.5%	2.8%	2.2%
U.S. tax on foreign income, net	—	1.8%	—
Valuation allowance	—	(0.6)%	0.8%
Foreign income taxes	(1.8)%	(1.0)%	0.5%
Deductible dividend	(0.5)%	(0.5)%	(0.7)%
Other, net	(0.4)%	(0.8)%	(0.6)%
Effective income tax rate	34.8%	36.7%	37.2%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Consolidated Balance Sheets
Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2012	2011
Deferred tax assets:
Compensation liabilities not currently deductible	$37,341	$36,746
Expenses and reserves not currently deductible	6,151	5,498
Goodwill and intangibles	6,518	9,075
Net operating loss carryforwards (expiring in years 2015-2027)	444	432
Foreign tax credits (expiring in years 2020 and 2022)	4,092	4,090
Other	480	677
Total deferred tax assets	55,026	56,518
Less: Valuation allowance	(157)	(158)
Deferred tax assets, net of valuation allowance	54,869	56,360
Deferred tax liabilities:
Inventories	(6,021)	(4,755)
Unremitted foreign earnings	(2,804)	(2,804)
Depreciation and differences in property bases	(11,602)	(2,062)
Total deferred tax liabilities	(20,427)	(9,621)
Net deferred tax assets	$34,442	$46,739
The net deferred tax asset is classified as follows:
Other current assets	$12,189	$5,510
Deferred tax assets (long-term)	26,424	43,447
Other liabilities	(4,171)	(2,218)
Net deferred tax assets	$34,442	$46,739
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
U.S. federal income taxes are provided on the portion of non-U.S. subsidiaries income that is not considered to be permanently reinvested outside the U.S. and may be remitted to the U.S. At June 30, 2012, undistributed earnings of non-U.S. subsidiaries considered to be permanently reinvested and for which no U.S. tax has been provided totaled approximately $79,800. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution. Undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled approximately $13,600. U.S. taxes totaling $2,804 have been accrued on these earnings.
Unrecognized Income Tax Benefits
The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following is a reconciliation of the Company’s total gross unrecognized income tax benefits:

Year Ended June 30,	2012	2011	2010
Unrecognized Income Tax Benefits at beginning of the year	$1,181	$1,842	$1,860
Current year tax positions	331	153	130
Prior year tax positions	398	50	46
Expirations of statutes of limitations	(371)	(273)	(194)
Settlements	—	(591)	—
Unrecognized Income Tax Benefits at end of year	$1,539	$1,181	$1,842

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Included in the balance of unrecognized income tax benefits at June 30, 2012, 2011 and 2010 are $1,221, $659 and $988, respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.
During 2012, 2011 and 2010, the Company recognized $(95), $(22) and $22, respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $430 and $525 as of June 30, 2012 and 2011, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.
The Company is subject to U.S. federal income tax examinations for the tax years 2009 through 2012 and to state and local income tax examinations for the tax years 2008 through 2012. In addition, the Company is subject to foreign income tax examinations for the tax years 2005 through 2012.
The Company’s unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year.

NOTE 8: SHAREHOLDERS’ EQUITY
Treasury Shares
At June 30, 2012, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.
Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is comprised of the following:

June 30,	2012	2011
Postemployment liability, net of income taxes of $(3,899) and $(6,990)	$(6,229)	$(11,212)
Foreign currency translation	1,718	16,189
Unrealized gains on investment securities available for sale, net of income taxes of $(32) and $48	(58)	82
Total accumulated other comprehensive income (loss)	$(4,569)	$5,059

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Other Comprehensive Income (Loss)
Details of other comprehensive income (loss) are as follows:

Year Ended June 30,	2012			2011			2010
	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount
Foreign currency translation adjustments	$(14,471)	$—	$(14,471)	$10,011	$(264)	$10,275	$2,950	$(32)	$2,982
Postemployment benefits:
Actuarial loss on remeasurement	(5,028)	(1,954)	(3,074)	(930)	(435)	(495)	(3,860)	(1,467)	(2,393)
Reclassification of actuarial losses and prior service cost into SD&A expense and included in net periodic pension costs	1,123	432	691	2,214	850	1,364	1,781	677	1,104
Impact of reduction in postemployment benefit liability (as forecasted salary increases will not be realized) due to a plan curtailment	8,860	3,411	5,449	—	—	—	—	—	—
Reclassification of prior service cost into SD&A expense upon plan curtailment	3,117	1,200	1,917	—	—	—	—	—	—
Unrealized loss on investment securities available for sale	(220)	(80)	(140)	(84)	(31)	(53)	(46)	(19)	(27)
Unrealized loss on cash flow hedges	—	—	—	(266)	(82)	(184)	(1,103)	(365)	(738)
Reclassification of interest from cash flow hedge into interest expense	—	—	—	316	116	200	1,408	535	873
Other comprehensive income (loss)	$(6,619)	$3,009	$(9,628)	$11,261	$154	$11,107	$1,130	$(671)	$1,801
Net Income Per Share
The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	2012	2011	2010
Net Income	$108,779	$96,759	$65,903
Average Shares Outstanding:
Weighted-average common shares outstanding for basic computation	42,139	42,433	42,312
Dilutive effect of potential common shares	684	821	549
Weighted-average common shares outstanding for dilutive computation	42,823	43,254	42,861
Net Income Per Share — Basic	$2.58	$2.28	$1.56
Net Income Per Share — Diluted	$2.54	$2.24	$1.54
Stock appreciation rights and options relating to the acquisition of 140, 176 and 1,034 shares of common stock were outstanding at June 30, 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

NOTE 9: SHARE-BASED COMPENSATION
Share-Based Incentive Plans
Following approval by the Company's shareholders in October 2011, the 2011 Long-Term Performance Plan (the "2011 Plan") replaced the 2007 Long-Term Performance Plan. The 2011 Plan, which expires in 2016, provides for granting of SARs, stock options, stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors (the Committee) may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committee at regularly scheduled meetings. Compensation costs charged to expense under award programs paid (or to be paid) with shares (including SARs, stock options, performance shares, restricted stock, and RSUs) are summarized in the table below:

Year Ended June 30,	2012	2011	2010
SARs and options	$2,058	$2,473	$3,020
Performance shares	1,983	1,705	1,076
Restricted stock and RSUs	2,325	1,453	1,029
Total compensation costs under award programs	$6,366	$5,631	$5,125
Such amounts are included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares. The aggregate unrecognized compensation cost for share-based award programs paid (or with the potential to be paid) at June 30, 2012 is $7,434. Cost of these programs will be recognized as expense over the weighted-average remaining vesting period of 2.1 years. The aggregate number of shares of common stock which may be awarded under the 2011 Plan is 2,000; shares available for future grants at June 30, 2012 were 1,959.
Stock Appreciation Rights and Stock Options
The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2012, 2011 and 2010 are:

	2012	2011	2010
Expected life, in years	5.6	5.1	5.5
Risk free interest rate	1.1%	1.6%	2.4%
Dividend yield	2.5%	2.5%	2.5%
Volatility	44.2%	46.2%	52.2%
Per share fair value of SARs and stock options granted during the year	$9.88	$9.78	$8.45
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
A summary of SARs and stock options activity is presented below:

Year Ended June 30, 2012	Shares	Weighted-Average Exercise Price
(Share amounts in thousands)
Outstanding, beginning of year	1,804	$22.68
Granted	246	30.14
Exercised	(802)	21.83
Forfeited	(20)	25.94
Outstanding, end of year	1,228	$24.68
Exercisable at end of year	794	$23.37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

The weighted-average remaining contractual terms for SARs and stock options outstanding and exercisable at June 30, 2012 were 6.0 and 4.8 years, respectively. The aggregate intrinsic values of SARs and stock options outstanding and exercisable at June 30, 2012 were $15,023 and $10,775, respectively. The aggregate intrinsic value of the SARs and stock options exercised during fiscal 2012, 2011 and 2010 was $13,747, $18,526 and $5,157, respectively.
As of June 30, 2012, unrecognized compensation cost related to SARs and stock options amounted to $1,951. That cost is expected to be recognized over a weighted-average period of 2.4 years. The total fair value of shares vested during fiscal 2012, 2011 and 2010 was $4,266, $2,645 and $2,673, respectively.
Performance Shares
Performance shares are intended to provide incentives to achieve three-year goals. Performance shares pay out in shares of Applied stock at the end of a three-year period provided the Company achieves the established goals. The number of Applied shares payable will vary depending on the level of the goal achieved.
A summary of nonvested performance shares activity at June 30, 2012 is presented below:

Year Ended June 30, 2012	Shares	Weighted-Average Grant-Date Fair Value
(Share amounts in thousands)
Nonvested, beginning of year	222	$23.23
Granted	31	28.34
Forfeitures	(47)	27.15
Vested	(144)	20.67
Nonvested, end of year	62	$28.80
The Committee set three one-year goals for the 2012 and 2011 grants tied to the Company’s earnings before interest, tax, depreciation, and amortization (EBITDA) and after-tax return on assets (ROA). Each fiscal year during the three-year term has its own separate goals. Achievement during any particular fiscal year is “banked” for payout at the end of the three-year term.
As of June 30, 2012, the potential shares to be banked in future periods was 62. Unrecognized compensation cost relating to these shares has the potential to reach $1,812 and would be recognized in expense over the weighted-average remaining vesting period of 1.7 years.
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
A summary of the status of the Company’s nonvested restricted stock and RSUs at June 30, 2012 is presented below:

Year Ended June 30, 2012	Shares	Weighted-Average Grant-Date Fair Value
(Share amounts in thousands)
Nonvested, beginning of year	162	$25.97
Granted	135	31.58
Forfeitures	(31)	27.30
Vested	(15)	31.42
Nonvested, end of year	251	$28.50
Unrecognized compensation cost related to unvested restricted stock awards and RSUs aggregated $3,670 at June 30, 2012, and is expected to be recognized over the weighted-average remaining vesting period of 2.1 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Performance Grants
In fiscal 2009 and 2008, the Executive Organization and Compensation Committee made annual awards of three-year performance grants to key officers. A target payout was established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company’s achievement of sales growth, return on sales, and total shareholder return targets. All performance periods had expired by June 30, 2011. During fiscal 2011 and 2010, the Company recorded $1,020 and $(231), respectively, of compensation expense (income) for achievement relative to the total shareholder return-based goals of the Company’s performance grants. The liability at June 30, 2011 was $1,558; this was paid in fiscal 2012.

NOTE 10: BENEFIT PLANS
Retirement Savings Plan
Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2012, 2011 and 2010). The Company partially matches 401(k) contributions by participants; this match was suspended from January 1, 2009 to June 30, 2010. The Company’s expense for profit sharing and matching of associates’ 401(k) contributions was $10,866, $11,251 and $4,891 during fiscal 2012, 2011 and 2010, respectively.
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
Postemployment Benefit Plans
The Company provides the following postemployment benefits which, except for the Qualified Defined Benefit Retirement Plan, are unfunded:
Supplemental Executive Retirement Benefits Plan
The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable beginning at retirement and determinable at retirement based upon a percentage of the participant’s historical compensation. On December 19, 2011, the Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) effective December 31, 2011. This action constituted a plan curtailment. The plan liability was remeasured in conjunction with the curtailment using a 3.5% discount rate and participant final average earnings through the curtailment date. The remeasurement in conjunction with the curtailment resulted in an actuarial loss (recorded in other comprehensive income (loss)) of $302 ($492 loss, net of income tax of $190).
The curtailment is reflected in the Company's consolidated balance sheets as: 1) a reduction to the overall SERP liability (included in postemployment benefits) of $8,860, 2) a reduction to deferred tax assets of $3,411 and 3) an increase in accumulated other comprehensive income (loss) of $5,449. Prior service costs previously recorded through accumulated other comprehensive income (loss) were reclassified into the statements of consolidated income ($3,117 gross expense, net of income tax of $1,200). The gross expense is recorded in selling, distribution and administrative expense in fiscal 2012.
Key Executive Restoration Plan
In fiscal 2012, the Executive Organization & Compensation Committee of the Board of Directors adopted the Key Executive Restoration Plan (KERP), an unfunded, non-qualified deferred compensation plan, to replace the SERP. The Company recorded $128 of expense associated with this plan in fiscal 2012.
Qualified Defined Benefit Retirement Plan
The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. These associates do not participate in the Retirement Savings Plan. The benefits are based on length of service and date of retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Salary Continuation Benefits
The Company has agreements with certain retirees of acquired companies to pay monthly retirement benefits through fiscal 2020.
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
The following table sets forth the changes in benefit obligations and plan assets during the year and the funded status for the postemployment plans at June 30:

	Pension Benefits		Retiree Health Care Benefits
	2012	2011	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of the year	$53,490	$51,114	$4,667	$4,593
Service cost	289	460	30	39
Interest cost	2,047	2,232	237	235
Plan participants’ contributions	—	—	47	37
Benefits paid	(4,144)	(1,856)	(256)	(227)
Amendments	150	151	—	—
Actuarial loss (gain) during year	4,179	1,389	423	(10)
Curtailment	(8,860)	—	—	—
Benefit obligation at end of year	$47,151	$53,490	$5,148	$4,667
Change in plan assets:
Fair value of plan assets at beginning of year	$6,056	$5,229	$—	$—
Actual (loss) gain on plan assets	(30)	984	—	—
Employer contributions	4,557	1,699	209	190
Plan participants’ contributions	—	—	47	37
Benefits paid	(4,144)	(1,856)	(256)	(227)
Fair value of plan assets at end of year	$6,439	$6,056	$—	$—
Funded status at end of year	$(40,712)	$(47,434)	$(5,148)	$(4,667)
The amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income (loss) for the postemployment plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2012	2011	2012	2011
Amounts recognized in the consolidated balance sheets:
Other current liabilities	$6,018	$4,151	$220	$220
Postemployment benefits	34,694	43,283	4,928	4,447
Net amount recognized	$40,712	$47,434	$5,148	$4,667
Amounts recognized in accumulated other comprehensive income (loss):
Net actuarial (loss) gain	$(10,112)	$(15,012)	$398	$892
Prior service cost	(279)	(3,808)	(135)	(274)
Total amounts recognized in accumulated other comprehensive income (loss)	$(10,391)	$(18,820)	$263	$618

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

The following table provides information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	Pension Benefits
June 30,	2012	2011
Projected benefit obligations	$47,151	$53,490
Accumulated benefit obligations	47,151	43,528
Fair value of plan assets	6,439	6,056
The net periodic costs are as follows:

	Pension Benefits			Retiree Health Care Benefits
Year Ended June 30,	2012	2011	2010	2012	2011	2010
Service cost	$289	$460	$574	$30	$39	$52
Interest cost	2,047	2,232	2,911	237	235	259
Expected return on plan assets	(396)	(385)	(351)	—	—	—
Recognized net actuarial loss (gain)	644	1,449	924	(72)	(83)	(87)
Amortization of prior service cost	412	710	797	139	139	148
Recognition of prior service cost upon plan curtailment	3,117	—	—	—	—	—
Net periodic cost	$6,113	$4,466	$4,855	$334	$330	$372
The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $735 and $83, respectively. The estimated net actuarial gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $(53) and $107, respectively.
Assumptions
The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.
The weighted-average actuarial assumptions used to determine benefit obligations and net periodic benefit cost for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2012	2011	2012	2011
Assumptions used to determine benefit obligations at year end:
Discount rate	2.8%	4.5%	4.0%	5.5%
Rate of compensation increase	N/A	5.5%	N/A	N/A
Assumptions used to determine net periodic benefit cost:
Discount rate	3.5%	4.3%	5.5%	5.5%
Expected return on plan assets	7.5%	7.5%	N/A	N/A
Rate of compensation increase	5.5%	5.5%	N/A	N/A
Due to freezing participant benefits in the SERP plan, the rate of compensation increase is no longer applicable. The assumed health care cost trend rates used in measuring the accumulated benefit obligation for retiree health care benefits were 7.5% and 8% as of June 30, 2012 and 2011, respectively, decreasing to 5% by 2018.
A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2012 and for the year then ended:

	One-Percentage Point
	Increase	Decrease
Effect on total service and interest cost components of periodic expense	$48	$(39)
Effect on postretirement benefit obligation	854	(701)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Plan Assets
The fair value of each major class of plan assets for the Company’s Qualified Benefit Retirement Plan are valued using quoted market prices in active markets for identical instruments, or Level 1 in the fair value hierarchy. Following are the fair values and target allocation as of June 30:

	Target Allocation	Fair Value
		2012	2011
Asset Class:
Equity securities	40 – 70%	$3,735	$3,876
Debt securities	20 – 50%	2,382	1,756
Other	0 – 20%	322	424
Total	100%	$6,439	$6,056
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
Cash Flows
Employer Contributions
The Company expects to contribute $6,000 to its pension benefit plans and $240 to its retiree health care benefit plans in 2013. Contributions do not equal estimated future payments as certain payments are made from plan assets.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

During Fiscal Years	Pension Benefits	Retiree Health Care Benefits
2013	$6,200	$240
2014	5,900	240
2015	5,700	240
2016	4,500	240
2017	1,700	260
2018 through 2022	15,200	1,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

NOTE 11: LEASES
The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2012 are as follows:

During Fiscal Years
2013	$23,500
2014	18,000
2015	14,300
2016	9,600
2017	5,100
Thereafter	11,100
Total minimum lease payments	$81,600
Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $31,200 in 2012, $31,400 in 2011 and $30,700 in 2010.

NOTE 12: SEGMENT AND GEOGRAPHIC INFORMATION
The Company's reportable segments are: Service Center Based Distribution and Fluid Power Businesses. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The Fluid Power Businesses segment distributes fluid power components and operates shops that assemble fluid power systems and components, performs equipment repair, and offers technical advice to customers.
The accounting policies of the Company’s reportable segments are generally the same as those described in Note 1. Sales primarily from the Fluid Power Businesses segment to the Service Center Based Distribution segment of $18,097, $17,665 and $14,006, in fiscal 2012, 2011 and 2010, respectively, have been eliminated in the table below.
Segment Financial Information

	Service Center Based Distribution	Fluid Power Businesses	Total
Year Ended June 30, 2012
Net sales	$1,904,564	$470,881	$2,375,445
Operating income for reportable segments	135,240	43,236	178,476
Assets used in the business	731,915	230,268	962,183
Depreciation and amortization of property	9,403	1,833	11,236
Capital expenditures	24,339	1,682	26,021
Year Ended June 30, 2011
Net sales	$1,770,798	$442,051	$2,212,849
Operating income for reportable segments	115,798	41,793	157,591
Assets used in the business	700,486	214,445	914,931
Depreciation and amortization of property	9,152	2,082	11,234
Capital expenditures	19,392	1,039	20,431
Year Ended June 30, 2010
Net sales	$1,536,543	$356,665	$1,893,208
Operating income for reportable segments	77,029	26,794	103,823
Assets used in the business	690,970	200,550	891,520
Depreciation and amortization of property	9,336	2,129	11,465
Capital expenditures	6,389	827	7,216

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

ERP related assets are included in assets used in the business and capital expenditures within the Service Center Based Distribution segment. Within the geographic disclosures, these assets are included in the United States. Expenses associated with the ERP are included in the Corporate and other income, net, line in the reconciliation of operating income for reportable segments to the consolidated income before income taxes table below.
A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2012	2011	2010
Operating income for reportable segments	$178,476	$157,591	$103,823
Adjustments for:
Intangible amortization — Service Center Based Distribution	3,834	3,384	1,890
Intangible amortization — Fluid Power Businesses	7,631	7,998	8,261
Corporate and other income, net	(1,384)	(4,554)	(16,378)
Total operating income	168,395	150,763	110,050
Interest (income) expense, net	(9)	1,668	5,458
Other expense (income), net	1,578	(3,793)	(425)
Income before income taxes	$166,826	$152,888	$105,017
Corporate and other income, net, includes the SERP curtailment loss of $3,117 recognized in the second quarter of fiscal 2012. Additional fluctuations in corporate and other income, net, are due to changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include corporate charges for working capital, logistics support and other items.
Product Category
Net sales by product category are as follows:

Year Ended June 30,	2012	2011	2010
Industrial	$1,680,926	$1,559,859	$1,357,206
Fluid power	694,519	652,990	536,002
Net sales	$2,375,445	$2,212,849	$1,893,208
The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company’s Fluid Power Businesses segment as well as the Service Center Based Distribution segment.
Geographic Information
Net sales are presented in geographic areas based on the location of the facility shipping the product. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	2012	2011	2010
Net Sales:
United States	$2,009,317	$1,891,700	$1,644,237
Canada	292,913	260,015	199,772
Mexico	73,215	61,134	49,199
Total	$2,375,445	$2,212,849	$1,893,208

June 30,	2012	2011
Long-Lived Assets:
United States	$198,076	$191,947
Canada	42,624	29,893
Mexico	10,323	13,706
Total	$251,023	$235,546

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

NOTE 13: COMMITMENTS AND CONTINGENCIES
In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of $4,400 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.
The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

NOTE 14: OTHER EXPENSE (INCOME), NET
Other expense (income), net, consists of the following:

Year Ended June 30,	2012	2011	2010
Unrealized loss (gain) on assets held in rabbi trust for a non-qualified deferred compensation plan	$36	$(2,016)	$(1,012)
Benefit from payouts on corporate-owned life insurance policies	—	(1,722)	—
Foreign currency transaction losses (gains)	1,592	(541)	36
Loss on cross-currency swap	—	368	510
Other, net	(50)	118	41
Total other expense (income), net	$1,578	$(3,793)	$(425)
The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $12,300 and a net cash surrender value of $3,200 at June 30, 2012. In January 2011, the Company received death benefits under two of these policies and realized a gain of $1,722.

NOTE 15: SUBSEQUENT EVENT
On August 1, 2012, the Company acquired SKF's company-owned distribution businesses in Australia and New Zealand for cash consideration. These businesses will expand Applied's global capabilities and are part of the Service Center Based Distribution segment. The Company funded the acquisition from its available cash and existing revolving credit facilities. Results of operations acquired will be included in the Company's results of operations from the date of closing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2012 and 2011, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 15, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Cleveland, Ohio
August 15, 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Vice President — Chief Financial Officer & Treasurer, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
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
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012. This evaluation was based on the criteria set forth in the framework Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2012.
The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Neil A. Schrimsher	Mark O. Eisele
Chief Executive Officer	Vice President — Chief Financial Officer & Treasurer

Benjamin J. Mondics	Daniel T. Brezovec
President & Chief Operating Officer	Corporate Controller
August 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio
We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the “Company”) as of June 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, comprehensive income, shareholders’ equity and cash flows as of and for the year ended June 30, 2012 of the Company and our report dated August 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

Cleveland, Ohio
August 15, 2012

QUARTERLY OPERATING RESULTS

(In thousands, except per share amounts)
(UNAUDITED)

					Per Common Share
	Net Sales	Gross Profit	Operating Income	Net Income	Net Income	Cash Dividend
2012
First Quarter	$579,574	$158,704	$43,267	$26,382	$0.61	$0.19
Second Quarter	570,397	155,469	33,335	20,935	0.49	0.19
Third Quarter	605,461	167,613	42,019	29,418	0.69	0.21
Fourth Quarter	620,013	172,686	49,774	32,044	0.75	0.21
	$2,375,445	$654,472	$168,395	$108,779	$2.54	$0.80
2011
First Quarter	$527,501	$143,120	$34,891	$20,755	$0.48	$0.17
Second Quarter	529,517	144,281	33,056	21,193	0.49	0.17
Third Quarter	565,970	156,566	38,201	26,536	0.61	0.17
Fourth Quarter	589,861	169,143	44,615	28,275	0.65	0.19
	$2,212,849	$613,110	$150,763	$96,759	$2.24	$0.70
2010
First Quarter	$437,743	$115,444	$17,641	$11,187	$0.26	$0.15
Second Quarter	446,253	116,905	18,903	10,487	0.24	0.15
Third Quarter	486,141	130,356	27,037	16,525	0.39	0.15
Fourth Quarter	523,071	153,017	46,469	27,704	0.64	0.15
	$1,893,208	$515,722	$110,050	$65,903	$1.54	$0.60

On August 6, 2012 there were 5,975 shareholders of record including 4,295 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 6, 2012 was $37.96 per share.
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
During the year ended June 30, 2012, overall LIFO expense was $7,100, which is net of $3,400 of LIFO layer liquidations recorded in the fourth quarter. The Company recorded overall LIFO benefits of $600 in the fourth quarter (including the liquidation), which reduced cost of goods sold.
During the year ended June 30, 2011, the Company recorded overall LIFO benefits of $5,294, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amount. Total fiscal year 2011 LIFO benefits were recorded as follows: $301 in the first quarter, $1,823 in the second quarter, $356 in the third quarter and $2,814 in the fourth quarter.
During the year ended June 30, 2010, the Company recorded overall LIFO benefits of $23,500, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amount. Total fiscal year 2010 LIFO benefits were recorded as follows: $710 in the first quarter, $1,800 in the second quarter, $4,840 in the third quarter and $16,150 in the fourth quarter.
In the second quarter of fiscal 2011, Applied commenced its ERP project to transform the Company's technology platforms and enhance its business information and transaction systems for future growth. Fiscal 2012 cash expenses associated with this project totaled $18,300 and were recorded as follows: $3,700 in the first quarter, $4,100 in the second quarter, $5,700 in the third quarter and $4,800 in the fourth quarter. Fiscal 2011 expenses associated with this project totaled $8,500 and were recorded as follows: $800 in the second quarter, $2,900 in the third quarter and $4,800 in the fourth quarter.
In the second quarter of fiscal 2012, the Company's earnings were reduced by $4,400 due to two one-time items: freezing the Company's Supplemental Executive Retirement Benefits Plan and CEO transition expense.
In the third quarter of fiscal 2011, the Company received death benefits under life insurance policies and realized a gain of $1,722.

QUARTERLY VOLUME AND PRICE INFORMATION

			Price Range
	Shares Traded	Average Daily Volume	High	Low
2012
First Quarter	26,284,500	410,700	$36.77	$24.50
Second Quarter	19,521,900	309,900	36.07	25.63
Third Quarter	15,756,700	254,100	42.01	34.78
Fourth Quarter	16,697,600	265,000	41.79	34.44
2011
First Quarter	18,731,300	292,700	$31.08	$24.15
Second Quarter	22,875,900	357,400	33.34	29.00
Third Quarter	17,150,600	276,600	34.92	30.36
Fourth Quarter	19,014,600	301,800	36.01	31.94
2010
First Quarter	12,316,800	192,400	$23.17	$18.11
Second Quarter	13,876,700	216,800	22.91	18.80
Third Quarter	11,246,000	184,400	25.20	21.06
Fourth Quarter	23,193,800	368,200	33.00	24.80

5 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)
(UNAUDITED)

	2012	2011	2010	2009(a)	2008
Consolidated Operations — Year Ended June 30
Net sales	$2,375,445	$2,212,849	$1,893,208	$1,923,148	$2,089,456
Depreciation and amortization of property	11,236	11,234	11,465	12,736	12,776
Amortization:
Intangible assets	11,465	11,382	10,151	46,260	1,663
SARs and stock options (b)	2,058	2,473	3,020	3,702	2,999
Operating income	168,395	150,763	110,050	72,493	152,824
Net income	108,779	96,759	65,903	42,260	95,456
Per share data:
Net income:
Basic	2.58	2.28	1.56	1.00	2.23
Diluted	2.54	2.24	1.54	0.99	2.19
Cash dividend	0.80	0.70	0.60	0.60	0.60

Year-End Position — June 30
Working capital	$435,593	$404,226	$347,528	$369,038	$409,186
Long-term debt (including long-term debt classified as current)			75,000	75,000	25,000
Total assets	962,183	914,931	891,520	809,328	798,771
Shareholders’ equity	672,131	633,563	555,039	508,102	502,075

Year-End Statistics — June 30
Current ratio	2.9	2.9	2.3	3.4	3.1
Operating facilities	476	474	455	464	459
Shareholders of record	6,225	6,208	5,884	6,329	6,305
Return on assets (c)	11.8%	11.1%	7.9%	7.7%	12.2%
Return on equity (d)	16.7%	16.3%	12.4%	8.4%	20.0%

Capital expenditures	$26,021	$20,431	$7,216	$6,988	$8,410

(a)	The goodwill impairment charge in fiscal 2009 reduced operating income by $36,605, net income by $23,000 and net income per share by $0.54.

(b)	Prior to 2004, the Company did not record SAR or stock option expense as it was not required by Generally Accepted Accounting Principles.

(c)	Return on assets is calculated as net income divided by monthly average assets, exclusive of the goodwill impairment.

(d)	Return on equity is calculated as net income divided by the average shareholders’ equity (beginning of the year and end of the year divided by 2).