Form 10-K, Exhibit 13
period 2013-06-30
APPLIED INDUSTRIAL TECHNOLOGIES INC
filed 2013-08-20
CIK 109563

MANAGEMENT'S DISCUSSION AND ANALYSIS                    Exhibit 13
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
With more than 5,000 associates across North America, Australia and New Zealand, Applied Industrial Technologies (“Applied,” the “Company,” “We,” “Us” or “Our”) is a leading industrial distributor serving MRO (Maintenance, Repair & Operations) and OEM (Original Equipment Manufacturer) customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to our customers. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2013, business was conducted in the United States, Puerto Rico, Canada, Mexico, Australia and New Zealand from 522 facilities.
The following is Management's Discussion and Analysis of significant factors that have affected our financial condition, results of operations and cash flows during the periods included in the accompanying statements of consolidated income, consolidated comprehensive income and consolidated cash flows. When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.
Our fiscal 2013 consolidated sales were $2.5 billion, an increase of $86.7 million or 3.7% compared to the prior year. Net sales from acquired businesses added $107.8 million or 4.5%. Gross margin was 27.7% compared to 27.6% in the prior year. Our operating margin increased to 7.2% compared to the prior year’s 7.1%. Our earnings per share was $2.78 versus $2.54 in fiscal year 2012, an increase of 9.4%.
Our consolidated balance sheet remains strong. Shareholders’ equity is $759.6 million, up from $672.1 million at June 30, 2012. Working capital increased $55.8 million from June 30, 2012 to $491.4 million at June 30, 2013. Our current ratio remains strong at 3.0 to 1, compared to 2.9 to 1 at June 30, 2012.
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
Industrial production increased 0.3% in June after having remained the same in May. In the manufacturing sector, output advanced 0.3% in June, following an increase of 0.2% in May and increased at an annual rate of 0.6% in the June quarter. In June, capacity utilization for manufacturing moved up 0.1% to 76.1% compared to May. The ISM PMI registered 50.9 in June, above 50 (its expansionary threshold). We enter fiscal 2014 optimistic about the U.S. industrial economy for our fiscal 2014.
YEAR ENDED JUNE 30, 2013 vs. 2012
The following table is included to aid in review of Applied’s statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2013	2012	% Increase
Net Sales	100.0%	100.0%	3.7%
Gross Profit Margin	27.7%	27.6%	4.4%
Selling, Distribution & Administrative	20.6%	20.5%	4.2%
Operating Income	7.2%	7.1%	4.8%
Net Income	4.8%	4.6%	8.6%

Sales in fiscal 2013 were $2.5 billion, which was $86.7 million or 3.7% above the prior year. Incremental net sales from companies acquired since the prior year period contributed $107.8 million or 4.5%. Currency translation decreased fiscal year sales by approximately $1.6 million or less than 1%. We experienced overall declines in sales from our businesses not acquired in the current year of approximately 0.8%. Approximately half of this decrease is due to there being 251.5 selling days in year ended June 30, 2013 versus 252.5 in the year ended June 30, 2012 which would approximate a 0.4% decrease in sales.
Sales of our Service Center Based Distribution segment increased $98.9 million, or 5.2%, compared to fiscal year 2012, primarily attributed to acquisition related sales growth with acquisitions adding $102.8 million or 5.4%.
Sales of our Fluid Power Businesses segment decreased $12.2 million or 2.6%, primarily attributed to weakness within a few of our larger Fluid Power businesses. Acquisitions within this segment added $5.0 million or 1.1%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

Sales in our U.S. operations were up $7.9 million or 0.4%, with acquisitions adding $21.7 million or 1.1%. Sales from our Canadian operations increased $5.4 million or 1.8%. Acquisitions added $16.8 million or 5.7%, unfavorable foreign currency translation reduced sales by $1.7 million or 0.6%, with the remaining difference relating to decreases in sales from businesses not acquired in the current year. Consolidated sales from our other country operations which include Mexico, Australia and New Zealand were $69.3 million or 94.7% above the prior year. Virtually all of this increase relates to our new Australian and New Zealand operations.
The sales product mix for fiscal 2013 was 72.1% industrial products and 27.9% fluid power products compared to 70.8% industrial and 29.2% fluid power in the prior year.
At June 30, 2013, we had a total of 522 operating facilities in the United States, Puerto Rico, Canada, Mexico, Australia and New Zealand, versus 476 in the U.S., Canada, Mexico and Puerto Rico at June 30, 2012.
Our gross profit margin was 27.7% in fiscal 2013 versus 27.6% in fiscal 2012. The increased margins are attributable to the impact of relatively higher gross margins from acquired operations.
Selling, distribution and administrative expenses (SD&A) consist of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and providing marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A increased $20.5 million or 4.2% during fiscal 2013 compared to the prior year, and as a percent of sales increased slightly to 20.6% from 20.5% in fiscal 2012. The increase in SD&A, along with the increase in SD&A as a percentage of sales was entirely driven by the increased SD&A and relatively higher SD&A levels from businesses acquired since the prior year period. These acquired businesses added $37.8 million of SD&A expenses.
Operating income increased $8.0 million or 4.8% to $176.4 million during fiscal 2013 from $168.4 million during 2012. As a percent of sales, operating income increased to 7.2% in the current year from 7.1% in 2012.
Operating income as a percentage of sales for the Service Center Based Distribution segment decreased to 6.9% in fiscal 2013 from 7.1% in fiscal 2012. This decrease is attributable to an increase in SD&A in select regions in which we do business (representing an approximate 0.7% reduction in operating income as a percentage of sales) slightly offset by a less than commensurate increase in gross profit mostly due to businesses acquired since the prior year (representing an increase of approximately 0.6%).
Operating income as a percentage of sales for the Fluid Power Businesses segment decreased to 9.0% in fiscal 2013 from 9.2% in fiscal 2012. This reduction is attributable to decreases in gross profit across many of our fluid power subsidiaries (representing a decrease of approximately 0.2%).
Segment operating income is impacted by changes in the amounts and levels of expenses allocated to the segments. The expense allocations include corporate charges for working capital, logistics support and other items and impact segment gross profit and operating expense.
Interest expense, net, remained relatively stable as compared to the prior fiscal year.
Other expense (income), net, represents certain non-operating items of income and expense. This was $1.4 million of income in fiscal 2013 compared to $1.6 million of expense in fiscal 2012. Current year income primarily consists of unrealized gains on investments held by non-qualified deferred compensation trusts of $1.3 million. Fiscal 2012 primarily consisted of $1.6 million of foreign currency transaction losses.
Income tax expense as a percent of income before taxes was 33.5% for fiscal 2013 and 34.8% for fiscal 2012. The impact of lower effective tax rates in foreign jurisdictions favorably reduced our rate when compared to the U.S. federal statutory rate by 2.3%. Further reducing our rate compared to the U.S. federal statutory rate is a permanent dividend deduction benefit of 0.5% along with other items which reduced our rate by 1.0%. These reductions compared to the U.S. federal rate were offset by the impact of state and local taxes which increased the rate by 2.3%.
We expect our income tax rate for fiscal 2014 to be in the range of 33.5% to 34.5%.
As a result of the factors addressed above, net income for fiscal 2013 increased $9.4 million or 8.6% from the prior year. Net income per share increased at a slightly higher rate of 9.4% due to lower weighted average shares outstanding in fiscal 2013.
The number of Company associates was 5,109 at June 30, 2013 and 4,664 at June 30, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

YEAR ENDED JUNE 30, 2012 vs. 2011
The following table is included to aid in review of Applied’s statements of consolidated income.

	Year Ended June 30, As a % of Net Sales		Change in $'s Versus Prior Period
	2012	2011	% Increase
Net Sales	100.0%	100.0%	7.3%
Gross Profit Margin	27.6%	27.7%	6.7%
Selling, Distribution & Administrative	20.5%	20.9%	5.1%
Operating Income	7.1%	6.8%	11.7%
Net Income	4.6%	4.4%	12.4%

Net sales in fiscal 2012 were $2.4 billion, which was $162.6 million or 7.3% above the prior year, driven by improvements in the industrial economy as well as a continued focus on profitable sales growth. Incremental net sales from companies acquired in fiscal 2012 contributed $16.6 million or 0.7%. Currency translation decreased fiscal 2012 year sales by approximately $1.8 million or 0.1%. In local currency, net sales from our Canadian operations were up 12.2% from fiscal 2011, including 2.8% from acquisitions. In local currency, net sales from our Mexican operations were up 25.9%. The number of selling days in fiscal 2012 was the same as in fiscal 2011.
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
SD&A increased $23.7 million or 5.1% during fiscal 2012 compared to the prior year, and as a percent of sales decreased to 20.5% from 20.9% in fiscal 2011. Enterprise Resource Planning system (ERP) project cash expenses were $18.3 million ($9.8 million above fiscal 2011). SD&A of businesses acquired since the prior year period added $5.6 million. Effective December 31, 2011, the Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) which constituted a plan curtailment. As a result, we recognized $3.1 million in prior service costs upon curtailment of the plan in the second quarter of fiscal 2012. We also incurred one-time expenses associated with our CEO transition of $1.4 million in fiscal 2012. The translation impact of our foreign subsidiaries into U.S. dollars had an unfavorable impact of $0.5 million on SD&A in the year.
Operating income increased 11.7% to $168.4 million during fiscal 2012 from $150.8 million during 2011. As a percent of sales, operating income increased to 7.1% in fiscal year 2012 from 6.8% in 2011. The $17.6 million increase in operating income during fiscal 2012 primarily reflects higher sales levels and the impact of leverage on increased sales as we kept our SD&A to 20.5% of sales in 2012 versus 20.9% in fiscal 2011.
Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 7.1% in fiscal 2012 from 6.5% in fiscal 2011. This increase was attributable to improved gross profit (representing 0.4% of the improvement) and higher sales levels without a commensurate increase in SD&A (representing 0.2% of the improvement).
The Fluid Power Businesses segment operating income decreased slightly to 9.2% in fiscal 2012 from 9.5% in fiscal 2011. This reduction was attributable to lower net gross profit primarily from one vertical market within one of our Fluid Power Businesses (representing 0.5% of the reduction). Lower SD&A expenses as a percent of sales helped offset the reduction in gross profit.
Segment operating income is impacted by changes in the amounts and levels of expenses allocated to the segments. The expense allocations include corporate charges for working capital, logistics support and other items and impact segment gross profit and operating expense.
Interest expense, net, decreased $1.7 million during fiscal 2012 compared with fiscal 2011. We repaid all of our outstanding debt in fiscal 2011 which lowered interest expense.
Other expense (income), net, was $1.6 million of expense in fiscal 2012 compared to income of $3.8 million in fiscal 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

Fiscal 2012 expense primarily consisted of foreign currency transaction losses of $1.6 million. Fiscal 2011 included $2.0 million of unrealized gains on investments held by non-qualified deferred compensation trusts and recognition of a $1.7 million gain from death benefits received under two life insurance policies.
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
The number of Company associates was 4,664 at June 30, 2012 and 4,640 at June 30, 2011.
LIQUIDITY AND CAPITAL RESOURCES
Our primary source of capital is cash flow from operations, supplemented as necessary by bank borrowings or other sources of debt. At June 30, 2013 and June 30, 2012, we had no outstanding borrowings. Management expects that our existing cash, cash equivalents, funds available under the revolving credit and uncommitted shelf facilities, cash provided from operations, and the use of operating leases will be sufficient to finance normal working capital needs in each of the countries we operate in, payment of dividends, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company’s credit standing and financial strength.
The Company holds, from time to time, relatively significant cash and cash equivalent balances outside of the United States of America. The following table shows the Company's total cash as of June 30, 2013 by geographic location.

Country	Amount
United Sates	$27,222
Canada	40,915
Mexico	3,690
Australia	1,018
New Zealand	319
Total	$73,164
To the extent cash in foreign countries is distributed to the U.S., it could become subject to U.S. income taxes. Foreign tax credits may be available to offset all or a portion of such taxes. For financial reporting purposes, the Company has provided $2.8 million of U.S. income taxes on approximately $11.0 million of undistributed earnings from Canada.
The Company’s working capital at June 30, 2013 was $491.4 million compared to $435.6 million at June 30, 2012. The current ratio was 3.0 to 1 at June 30, 2013 and 2.9 to 1 at June 30, 2012.
All acquisitions completed in fiscal 2013 were funded from the Company's available cash.
Net Cash Flows
The following table is included to aid in review of Applied’s statements of consolidated cash flows; all amounts are in thousands.

	Year Ended June 30,
Net Cash Provided by (Used in):	2013	2012	2011
Operating Activities	$111,397	$90,422	$76,842
Investing Activities	(78,825)	(39,434)	(47,887)
Financing Activities	(38,025)	(60,816)	(116,523)
Exchange Rate Effect	175	(2,822)	2,883
(Decrease) in Cash and Cash Equivalents	$(5,278)	$(12,650)	$(84,685)
In the last three fiscal years, and typically during periods of sales expansion, a portion of cash generated from operations is invested in working capital, particularly receivables and inventory.
Net cash used in investing activities in fiscal 2013 used $12.2 million for capital expenditures and $67.6 million for acquisitions. Capital expenditures included $5.6 million related to the ERP project. Fiscal 2012 investing cash activities included the use of $26.0 million for capital expenditures and $14.7 million for acquisitions. Capital expenditures included $16.7 million related to the ERP project. In fiscal 2011, net cash used in investing activities included $30.5 million for acquisitions and $20.4 million for capital

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

expenditures. Capital expenditures included $12.5 million related to the ERP project.
Net cash used in financing activities in fiscal 2013 included $37.2 million for dividend payments and $3.8 million related to acquisition holdback payments, partially offset by $2.6 million of excess tax benefits from share-based compensation. Net cash used in financing activities in fiscal 2012 included $33.8 million for dividend payments and $31.0 million to repurchase 997,200 shares of treasury stock. These uses were partially offset by $3.7 million of excess tax benefits from share-based compensation. In fiscal 2011, we repaid $50.0 million under our revolving credit facility, $25.0 million under our private placement debt and $12.8 million related to associated cross-currency swaps. Additionally, we paid dividends of $29.8 million and repurchased 189,600 shares of treasury stock for $6.1 million.
The increase in dividends over the last three fiscal years is the result of increases in our dividend payout rates. We paid dividends of $0.88, $0.80 and $0.70 per share in fiscal 2013, 2012 and 2011, respectively.
Capital Expenditures
We expect capital expenditures for fiscal 2014 to be in the $9.0 million to $12.0 million range, primarily consisting of capital associated with additional information technology equipment and infrastructure investments. Depreciation for fiscal 2014 is expected to be in the range of $13.5 million to $14.5 million.
ERP Project
In the second quarter of 2011 Applied commenced its ERP (SAP) project to transform the Company's technology platforms and enhance its business information and technology systems for future growth. We have deployed our solution in a portion of our Canadian and U.S. operations. Deployments have continued in the fourth quarter with further deployments planned for fiscal 2014. We expect to complete the U.S. deployment in fiscal 2014.
Share Repurchases
The Board of Directors has authorized the repurchase of shares of the Company’s stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2013, we had authorization to purchase an additional 1,141,500 shares.
In fiscal 2013, 2012 and 2011, we repurchased 1,300, 997,200 and 189,600 shares of the Company’s common stock, respectively, at an average price per share of $40.96, $31.12 and $32.09, respectively.
Borrowing Arrangements
The Company has a five-year committed revolving credit agreement that expires in May 2017. This agreement provides for unsecured borrowings of up to

$150.0 million. We had no borrowings outstanding under our revolving credit agreements at June 30, 2013 or June 30, 2012. Unused lines under this facility, net of outstanding letters of credit, totaled $141.3 million and were available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement would be at variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds.
We also have an uncommitted long-term financing shelf facility which expires in February 2016 and enables us to borrow up to $125.0 million with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2013 or June 30, 2012.
The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2013, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2013, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.
Accounts Receivable Analysis
The following table is included to aid in analysis of accounts receivable and the associated provision for losses on accounts receivable (amounts in thousands):

June 30,	2013	2012
Accounts receivable, gross	$337,617	$315,375
Allowance for doubtful accounts	7,737	8,332
Accounts receivable, net	$329,880	$307,043
Allowance for doubtful accounts, % of gross receivables	2.3%	2.6%

Year Ended June 30,	2013	2012
Provision for losses on accounts receivable	$2,267	$3,915
Provision as a % of net sales	0.09%	0.16%

Accounts receivable are reported at net realizable value and consist of trade receivables from customers. Management monitors accounts receivable by reviewing Days Sales Outstanding (DSO) and the aging of receivables for each of the Company's locations.
On a consolidated basis, DSO was 47.2 at June 30, 2013 versus 45.2 at June 30, 2012. Accounts receivable increased 7.4% this year, compared to a 3.7% increase in sales in the twelve months ended June 30, 2013. We primarily attribute the increase in DSO to acquisitions which historically operate at a longer DSO, coupled with higher sales to large contract accounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

Less than 2.5% of our accounts receivable balances are more than 90 days past due. On an overall basis, our provision for losses from uncollected receivables represents 0.09% of our sales in the year ended June 30, 2013. Historically, this percentage is around 0.15%. Our experience with accounts which have uncollected receivables was better than our historical averages in fiscal 2013. Management believes the overall receivables aging and provision for losses on uncollected receivables are at reasonable levels.
Inventory Analysis
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. Management uses an inventory turnover ratio to monitor and evaluate inventory. Management calculates this ratio on an annual as well as a quarterly basis and uses inventory valued at current costs. The annualized inventory turnover (using current costs) for the period ended June 30, 2013 was 4.1 versus 4.6 at June 30, 2012. This decrease is due to the impact of our acquisitions which historically have had lower inventory turnover rates, coupled with strategic inventory investments that we believe will assist with future sales growth. We believe our inventory turnover ratio in fiscal 2014 will remain similar to the fiscal 2013 levels.
CONTRACTUAL OBLIGATIONS
The following table shows the approximate value of the Company’s contractual obligations and other commitments to make future payments as of June 30, 2013 (in thousands):

	Total	Period Less Than 1 yr	Period 2-3 yrs	Period 4-5 yrs	Period Over 5 yrs	Other
Operating leases	$81,000	$26,700	$33,100	$12,000	$9,200
Planned funding of post-retirement obligations	38,200	6,900	12,100	4,000	15,200
Unrecognized income tax benefit liabilities, including interest and penalties	3,088					3,088
Total Contractual Cash Obligations	$122,288	$33,600	$45,200	$16,000	$24,400	$3,088
Purchase orders for inventory and other goods and services are not included in our estimates as we are unable to aggregate the amount of such purchase orders that represent enforceable and legally binding agreements specifying all significant terms. The previous table includes the gross liability for unrecognized income tax benefits including interest and penalties in the “Other” column as the Company is unable to make a reasonable estimate regarding the timing of cash settlements, if any, with the respective taxing authorities.
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
LIFO Inventory Valuation and Methodology
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately 31% of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $145.7 million as reflected in our consolidated balance sheet at June 30, 2013. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products.
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
Allowances for Doubtful Accounts
We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts. Accounts are written off against the allowance when it becomes evident that collection will not occur.
As of June 30, 2013 and 2012, our allowance for doubtful accounts was 2.3% and 2.6% of gross receivables, respectively. Our provision for losses on accounts receivable was $2.3 million, $3.9 million and $2.0 million in fiscal 2013, 2012 and 2011, respectively.
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
Goodwill on our consolidated financial statements is related to both the Service Center Based Distribution segment and the Fluid Power Businesses segment.

We believe the fair value of each segment is well in excess of its carrying value.
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
Pension and Other Postemployment Benefit Plans
The measurement of liabilities related to pension plans and other postemployment benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company’s pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. At June 30, 2013, a 1% point change would have the following effects (in thousands):

	One-Percentage Point
Effect of change in:	Increase	Decrease
Discount rate on liability	$(2,665)	$2,988
Discount rate on net periodic benefit cost	(165)	188
A 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.
Income Taxes
Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. As of June 30, 2013, the Company had recognized $21.1 million of net deferred tax assets. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.
Income taxes on undistributed earnings of non-U.S. subsidiaries are not accrued for the portion of such earnings that management considers to be permanently reinvested. At June 30, 2013, undistributed earnings of non-U.S. subsidiaries considered permanently reinvested totaled approximately $103.9 million for which no provision for U.S. income tax had been made. At June 30, 2013, undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled $11.0 million for which $2.8 million in U.S. income taxes were accrued and charged to income tax expense during fiscal 2011.
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

Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; changes in the prices for products and services relative to the cost of providing them; reduction in supplier inventory purchase incentives; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; the cost of products and energy and other operating costs; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; competitive pressures; our reliance on information systems; our ability to implement our ERP system in a timely, cost-effective, and competent manner, and to capture its planned benefits while maintaining an adequate internal control environment; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; our ability to retain and attract qualified sales and customer service personnel and other skilled managers and professionals; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; risks related to legal proceedings to which we are a party; adverse regulation and legislation, both enacted and under consideration, including with respect to health care and federal tax policy (e.g., affecting the use of the LIFO inventory accounting method and the taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, power outages,telecommunication outages, terrorist acts, earthquakes, extreme weather events, other natural disasters, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
____________________________________________________________________________________________

We discuss certain of these matters more fully throughout our “Management’s Discussion and Analysis” as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2013.
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
Foreign Currency Exchange Rate Risk
Since we operate throughout North America, Australia and New Zealand and approximately 18.1% of our fiscal year 2013 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are components of other comprehensive income (loss) as reported in the statements of consolidated comprehensive income. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the statements of consolidated income as a component of other expense (income), net. Applied does not currently hedge the net investments in our foreign operations.
During the course of the fiscal year, the Canadian, Australian and New Zealand foreign exchange rates to the U.S. dollar decreased by 1.6%, 9.2% and 2.6%, respectively, while the Mexican exchange rates to the U.S. dollar increased by 12.5%. In the twelve months ended June 30, 2013, we experienced net foreign currency translation losses totaling $1.4 million, which were included in other comprehensive income (loss). We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening from the levels experienced during the year-ended June 30, 2013 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $2.1 million decrease in net income for the year ended June 30, 2013. A 10% weakening from the levels experienced during the year ended June 30, 2013 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $2.1 million increase in net income for the year ended June 30, 2013.
Interest Rate Risk
We borrowed funds periodically during fiscal 2013, however as of June 30, 2013 all outstanding amounts have been paid back; thus, at June 30, 2013, we were not exposed to interest rate fluctuations on outstanding debt. We monitor depository institutions that hold our cash and cash equivalents, primarily for safety of principal and secondarily for maximizing yield on those funds. We diversify our cash and cash equivalents among counterparties to minimize exposure to any of these entities.

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2013	2012	2011
Net Sales	$2,462,171	$2,375,445	$2,212,849
Cost of Sales	1,779,209	1,720,973	1,599,739
Gross Profit	682,962	654,472	613,110
Selling, Distribution and Administrative, including depreciation	506,563	486,077	462,347
Operating Income	176,399	168,395	150,763
Interest Expense	621	457	2,081
Interest Income	(456)	(466)	(413)
Other Expense (Income), net	(1,431)	1,578	(3,793)
Income Before Income Taxes	177,665	166,826	152,888
Income Tax Expense	59,516	58,047	56,129
Net Income	$118,149	$108,779	$96,759
Net Income Per Share — Basic	$2.81	$2.58	$2.28
Net Income Per Share — Diluted	$2.78	$2.54	$2.24

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(In thousands)

Year Ended June 30,	2013	2012	2011
Net income per the statements of consolidated income	118,149	108,779	96,759

Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	(1,358)	(14,471)	10,011
Postemployment benefits:
Actuarial gain (loss) on remeasurement	3,153	(5,028)	(930)
Reclassification of actuarial losses and prior service cost into SD&A expense and included in net periodic pension costs	872	1,123	2,214
Impact of reduction in postemployment benefit liability (as forecasted salary increases will not be realized) due to plan curtailment	—	8,860	—
Reclassification of prior service cost into SD&A expense upon plan curtailment	—	3,117	—
Unrealized gain (loss) on investment securities available for sale	10	(220)	(84)
Unrealized loss on cash flow hedges	—	—	(266)
Reclassification of interest from cash flow hedge into interest expense	—	—	316
Total of other comprehensive income (loss), before tax	2,677	(6,619)	11,261
Income tax expense related to items of other comprehensive income	1,529	3,009	154
Other comprehensive income (loss), net of tax	1,148	(9,628)	11,107
Comprehensive income, net of tax	$119,297	$99,151	$107,866

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2013	2012
Assets
Current assets
Cash and cash equivalents	$73,164	$78,442
Accounts receivable, less allowances of $7,737 and $8,332	329,880	307,043
Inventories	281,417	228,506
Other current assets	52,819	51,771
Total current assets	737,280	665,762
Property — at cost
Land	10,125	10,245
Buildings	75,463	74,477
Equipment, including computers and software	155,161	147,004
Total Property — at cost	240,749	231,726
Less accumulated depreciation	157,506	148,623
Property — net	83,243	83,103
Intangibles, net	91,267	84,840
Goodwill	106,849	83,080
Deferred tax assets	21,026	26,424
Other assets	19,041	18,974
Total Assets	$1,058,706	$962,183
Liabilities
Current liabilities
Accounts payable	$136,575	$120,890
Compensation and related benefits	63,899	63,149
Other current liabilities	45,426	46,130
Total current liabilities	245,900	230,169
Postemployment benefits	30,919	39,750
Other liabilities	22,272	20,133
Total Liabilities	299,091	290,052
Shareholders’ Equity
Preferred stock — no par value; 2,500 shares authorized; none issued or outstanding	—	—
Common stock — no par value; 80,000 shares authorized; 54,213 shares issued	10,000	10,000
Additional paid-in capital	153,893	150,070
Income retained for use in the business	824,362	743,360
Treasury shares — at cost (12,044 and 12,246 shares)	(225,219)	(226,730)
Accumulated other comprehensive income (loss)	(3,421)	(4,569)
Total Shareholders’ Equity	759,615	672,131
Total Liabilities and Shareholders’ Equity	$1,058,706	$962,183

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2013	2012	2011
Cash Flows from Operating Activities
Net income	$118,149	$108,779	$96,759
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property	12,501	11,236	11,234
Amortization of intangibles	13,233	11,465	11,382
Amortization of stock appreciation rights and options	2,317	2,058	2,473
Deferred income taxes	10,179	8,641	4,784
Provision for losses on accounts receivable	2,267	3,915	2,029
Unrealized foreign exchange transaction (gains) losses	(1,410)	1,298	—
Other share-based compensation expense	3,444	4,308	3,158
Shares issued for deferred compensation plans	241	284	221
Gain on sale of property	(321)	(627)	(765)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(15,721)	(22,748)	(36,271)
Inventories	(26,745)	(28,511)	(21,197)
Other operating assets	(7,857)	(14,735)	(11,185)
Accounts payable	12,206	14,157	12,926
Other operating liabilities	(11,086)	(9,098)	1,294
Net Cash provided by Operating Activities	111,397	90,422	76,842
Cash Flows from Investing Activities
Property purchases	(12,214)	(26,021)	(20,431)
Proceeds from property sales	979	1,258	1,326
Net cash paid for acquisition of businesses, net of cash acquired of $0, $38 and $168 in 2013, 2012 and 2011, respectively	(67,590)	(14,671)	(30,504)
Other	—	—	1,722
Net Cash (used in) Investing Activities	(78,825)	(39,434)	(47,887)
Cash Flows from Financing Activities
Repayments under revolving credit facility	—	—	(50,000)
Long-term debt repayment	—	—	(25,000)
Settlements of cross-currency swap agreements	—	—	(12,752)
Purchases of treasury shares	(53)	(31,032)	(6,085)
Dividends paid	(37,194)	(33,800)	(29,751)
Excess tax benefits from share-based compensation	2,566	3,695	6,404
Acquisition holdback payments	(3,843)	—	—
Exercise of stock appreciation rights and options	499	321	661
Net Cash (used in) Financing Activities	(38,025)	(60,816)	(116,523)
Effect of Exchange Rate Changes on Cash	175	(2,822)	2,883
(Decrease) in cash and cash equivalents	(5,278)	(12,650)	(84,685)
Cash and cash equivalents at beginning of year	78,442	91,092	175,777
Cash and Cash Equivalents at End of Year	$73,164	$78,442	$91,092

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$51,816	$53,463	$47,251
Interest	501	672	2,248

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(In thousands)

For the Years Ended June 30, 2013, 2012 and 2011	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Income Retained for Use in the Business	Treasury Shares- at Cost	Accumulated Other Compre-hensive Income (Loss)	Total Shareholders' Equity
Balance at July 1, 2010	42,376	$10,000	$143,185	$601,370	$(193,468)	$(6,048)	$555,039
Net income				96,759			96,759
Other comprehensive income						11,107	11,107
Cash dividends — $0.70 per share				(29,751)			(29,751)
Purchases of common stock for treasury	(190)				(6,085)		(6,085)
Treasury shares issued for:
Exercise of stock appreciation rights and options	379		(109)		706		597
Deferred compensation plans	6		102		119		221
Compensation expense — stock appreciation rights and options			2,473				2,473
Other share-based compensation expense			3,158				3,158
Other	31		(502)	43	504		45
Balance at June 30, 2011	42,602	10,000	148,307	668,421	(198,224)	5,059	633,563
Net income				108,779			108,779
Other comprehensive (loss)						(9,628)	(9,628)
Cash dividends — $0.80 per share				(33,800)			(33,800)
Purchases of common stock for treasury	(997)				(31,032)		(31,032)
Treasury shares issued for:
Exercise of stock appreciation rights and options	250		(1,853)		1,448		(405)
Performance share awards	91		(2,664)		714		(1,950)
Deferred compensation plans	9		128		156		284
Compensation expense — stock appreciation rights and options			2,058				2,058
Other share-based compensation expense			4,308				4,308
Other	12		(214)	(40)	208		(46)
Balance at June 30, 2012	41,967	10,000	150,070	743,360	(226,730)	(4,569)	672,131
Net income				118,149			118,149
Other comprehensive income						1,148	1,148
Cash dividends — $0.88 per share				(37,194)			(37,194)
Purchases of common stock for treasury	(1)				(53)		(53)
Treasury shares issued for:
Exercise of stock appreciation rights and options	129		(175)		1,086		911
Restricted stock units	53		(1,675)		74		(1,601)
Deferred compensation plans	5		131		110		241
Compensation expense — stock appreciation rights and options			2,317				2,317
Other share-based compensation expense			3,444				3,444
Other	16		(219)	47	294		122
Balance at June 30, 2013	42,169	$10,000	$153,893	$824,362	$(225,219)	$(3,421)	$759,615

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

NOTE 1: BUSINESS AND ACCOUNTING POLICIES
Business
Applied Industrial Technologies, Inc. and subsidiaries (the “Company” or “Applied”) is a leading industrial distributor serving Maintenance Repair & Operations (MRO) and Original Equipment Manufacturer (OEM) customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training and inventory management solutions that provide added value to its customers. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.
Consolidation
The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company’s Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.
Foreign Currency
The financial statements of the Company’s Canadian, Mexican, Australian and New Zealand subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are reported in other comprehensive income (loss) in the statements of consolidated comprehensive income. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other expense (income), net.
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
Marketable Securities
The primary marketable security investments of the Company include money market and mutual funds held in a rabbi trust for a non-qualified deferred compensation plan. These are included in other assets in the consolidated balance sheets, are classified as trading securities, and reported at fair value based on quoted market prices. Changes in the fair value of the investments during the period are recorded in other expense (income), net in the statements of consolidated income.
Concentration of Credit Risk
The Company has a broad customer base representing many diverse industries primarily across North America, Australia and New Zealand. As such, the Company does not believe that a significant concentration of credit risk exists in its accounts receivable. The Company’s cash and cash equivalents consist of deposits with commercial banks and regulated non-bank subsidiaries. While Applied monitors the creditworthiness of these institutions, a crisis in the financial systems could limit access to funds and/or result in the loss of principal. The terms of these deposits and investments provide that all monies are available to the Company upon demand.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Inventories
Inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2013, approximately 31% of the Company’s domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.
The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company’s ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, the Company’s inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and can be eligible for return under various supplier return programs.
Supplier Purchasing Programs
The Company enters into agreements with certain suppliers providing inventory purchase incentives. The Company’s inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company’s fiscal year end or the supplier’s year end; however, program length and ending dates can vary. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received either monthly, quarterly or annually. The incentives are generally a specified percentage of the Company’s net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Supplier programs are analyzed each quarter to determine the appropriateness of the amount of purchase incentives accrued. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company’s LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Accrued incentives expected to be settled as a credit against future purchases are reported on the consolidated balance sheet as an offset to amounts due to the related supplier.
Property and Related Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to ten years. The Company capitalizes internal use software development costs in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Amortization of software begins when it is ready for its intended use, and is amortized on a straight-line basis over the estimated useful life of the software, generally not to exceed twelve years. Capitalized software and hardware costs are classified as property on the consolidated balance sheets. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount and the fair value of the assets.
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
Shipping and Handling Costs
The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $15,650, $15,500 and $15,400 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.
Income Taxes
Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with the Income Taxes topic of the ASC (Accounting Standards Codification). The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes.
Share-Based Compensation
Share-based compensation represents the cost related to share-based awards granted to associates under either the 2011 Plan or the 2007 Plan. The Company measures share-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost over the requisite service period. Non-qualified stock appreciation rights (SARs) and stock options are granted with an exercise price equal to the closing market price of the Company’s common stock at the date of grant and the fair values are determined using a Black-Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield. SARs and stock option awards generally vest over four years of continuous service and have ten-year contractual terms. The fair value of restricted stock awards, restricted stock units (RSUs), and performance shares are based on the closing market price of Company common stock on the grant date.
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
Reclassifications
Certain reclassifications have been made to the prior year financial statements to conform to the 2013 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

New Accounting Pronouncement
In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (ASC Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU No. 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income by the respective line items of net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The update is effective for financial statement periods beginning after December 15, 2012 with early adoption permitted. The Company has chosen to early adopt this standard and has updated its 2013 annual report to conform to the requirements of ASU No. 2013-02.

NOTE 2: BUSINESS COMBINATIONS
The Company acquired the following distributors and fluid power businesses to complement and extend its business over a broader geographic area. The results of operations for these acquisitions are not material for any year presented. Results of operations of acquired businesses are included in the accompanying consolidated financial statements from their respective acquisition dates.
Fiscal 2013 Acquisitions
In December 2012, the Company acquired substantially all of the net assets of Norma Bearings, Inc., a distributor of bearings and power transmission products, located in Laval, Quebec. The acquired business is included in the Service Center Based Distribution segment. In December 2012, the Company acquired substantially all of the net assets of Parts Associates, Inc., a distributor of maintenance supplies and solutions, headquartered in Cleveland, Ohio. The acquired business is included in the Service Center Based Distribution segment. In November 2012, the Company acquired substantially all of the net assets of Hyquip, Inc., a Wisconsin distributor of a broad line of hydraulic, rubber and plastic industrial hose and tubing, plus related accessories. The acquired business is included in the Fluid Power Businesses segment. In September 2012, the Company acquired 100% of the outstanding stock of Bearings & Oil Seals Specialists Inc., a distributor of gaskets, seals, bearing and power transmission products, located in Hamilton, Ontario. The acquired business is included in the Service Center Based Distribution segment. In August 2012, the Company acquired 100% of the outstanding stock of SKF Group's company-owned distribution business in Australia and New Zealand ("Applied Australia"). As one of the largest bearing suppliers in these markets, Applied Australia also distributes seals, lubrication products, and power transmission products. The acquired business is included in the Service Center Based Distribution segment.
The following table summarizes the fair values of assets acquired and liabilities assumed for fiscal 2013:

2013
Accounts receivable	$7,514
Inventories	23,723
Other current assets	217
Property	1,090
Intangibles	19,814
Goodwill	24,324
Total assets acquired	76,682
Accounts payable	1,867
Other current liabilities	6,192
Net assets acquired	68,623

Purchase price	$68,623
The purchase price includes $1,015 which has been deferred, and will be paid as acquisition holdback payments in future periods. Additional 2013 pro-forma information has not been included since it is not material.
Fiscal 2012 Acquisitions
In February 2012, the Company acquired Solutions Industrielles Chicoutimi, which provides bearings, power transmission products and repair services, and Spécialités Industrielles Harvey, which distributes bearings and power transmission products, plus hydraulic, pneumatic and electrical components.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

In August 2011, the Company acquired Chaines-Plus, a distributor of bearings, power transmission and related products. These distributors are all located in Quebec, Canada. The acquired businesses are included in the Service Center Based Distribution segment. The overall purchase price for these acquisitions was $18,493, tangible assets acquired was $1,549 and intangibles, including goodwill was $16,944. The purchase price includes $3,738 which was deferred, and will be paid as acquisition holdback payments in subsequent periods.
Fiscal 2011 Acquisitions
In May 2011, the Company acquired Gulf Coast Bearing & Supply Co., a full line bearing and power transmission distributor, located in the U.S. In July 2010, the Company acquired UZ Engineered Products, a distributor of industrial supply products for maintenance, repair and operational needs, in government and commercial sectors, throughout the U.S. and Canada. In August 2010, the Company acquired SCS Supply Group, a distributor of bearings, power transmission components, electrical components, fluid power products and industrial supplies located in Ontario, Canada. The acquired businesses are included in the Service Center Based Distribution segment. The overall purchase price for these acquisitions was $35,072, tangible assets acquired was $8,417 and intangibles, including goodwill was $26,655. The purchase price includes $2,792 which was deferred, and will be paid as acquisition holdback payments in subsequent periods.

NOTE 3: INVENTORIES
Inventories consist of the following:

June 30,	2013	2012
U.S. inventories at current cost	$323,642	$302,465
Foreign inventories at average cost	103,483	70,797
	427,125	373,262
Less: Excess of current cost over LIFO cost for U.S. inventories	145,708	144,756
Inventories on consolidated balance sheets	$281,417	$228,506
In fiscal 2013, 2012 and 2011, reductions in U.S. inventories, primarily in the bearings pool, resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The overall impact of LIFO layer liquidations increased gross profit by $6,300, $3,400 and $12,300 in fiscal 2013, 2012 and 2011, respectively.

NOTE 4: GOODWILL AND INTANGIBLES
The changes in the carrying amount of goodwill for both the Service Center Based Distribution Segment and the Fluid Power Businesses segment for the years ended June 30, 2013 and 2012 are as follows:

	Service Center Based Distribution	Fluid Power Businesses	Total
Balance at July 1, 2011	$76,981		$76,981
Goodwill acquired during the year	8,403		8,403
Other, primarily currency translation	(2,304)		(2,304)
Balance at June 30, 2012	83,080		83,080
Goodwill acquired during the year	23,395	$929	24,324
Other, primarily currency translation	(555)	—	(555)
Balance at June 30, 2013	$105,920	$929	$106,849
At June 30, 2013, accumulated goodwill impairment losses subsequent to fiscal year 2002 totaled $36,605 and relate entirely to the Fluid Power Businesses segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

The Company's intangible assets resulting from business combinations are amortized over their estimated period of benefit and consist of the following:

June 30, 2013	Amount	Accumulated Amortization	Net Book Value
Finite-Lived Intangibles:
Customer relationships	$100,854	$38,844	$62,010
Trade names	26,690	8,643	18,047
Vendor relationships	15,433	5,443	9,990
Non-competition agreements	4,743	3,523	1,220
Total Intangibles	$147,720	$56,453	$91,267

June 30, 2012	Amount	Accumulated Amortization	Net Book Value
Finite-Lived Intangibles:
Customer relationships	$84,249	$29,905	$54,344
Trade names	25,677	7,428	18,249
Vendor relationships	13,605	4,500	9,105
Non-competition agreements	4,740	2,888	1,852
Total Finite-Lived Intangibles	128,271	44,721	83,550
Indefinite-Lived Trade Name	1,290		1,290
Total Intangibles	$129,561	$44,721	$84,840
Amounts include the impact of foreign currency translation. Fully amortized amounts are written off. During fiscal year 2013 the Company re-categorized its previously indefinite-lived trade name to finite-lived trade names and as a result began amortizing it.

During 2013, the Company acquired intangible assets with a preliminary acquisition cost allocation and weighted-average life as follows:

	Acquisition Cost Allocation	Weighted-Average Life
Customer relationships	$16,755	18 years
Trade names	651	5 years
Vendor relationships	2,138	10 years
Non-competition agreements	270	4.5 years
Total Intangibles Acquired	$19,814	16 years
Amortization of intangibles totaled $13,233, $11,465 and $11,382 in fiscal 2013, 2012 and 2011, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization expense based on the Company’s intangible assets as of June 30, 2013 is estimated to be $12,200 for 2014, $11,200 for 2015, $10,100 for 2016, $9,500 for 2017 and $8,400 for 2018.

NOTE 5: DEBT
The Company had no outstanding borrowings as of June 30, 2013 or June 30, 2012.
The Company has a revolving credit facility with a group of banks expiring in May 2017. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.09% to 0.175% per year based upon the Company's leverage ratio at each quarter end. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank’s cost of funds at the Company’s discretion. Unused lines under this facility, net of outstanding letters of credit of $8,696 to secure certain insurance obligations, totaled $141,304 at June 30, 2013 and are available to fund future acquisitions or other capital and operating requirements.

The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $125,000 in additional long-term financing with terms of up to fifteen years. The agreement expires in February 2016. There were no borrowings under this agreement at June 30, 2013 or June 30, 2012.
The revolving credit facility and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2013, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2013, the Company was in compliance with all covenants.

NOTE 6: FAIR VALUE MEASUREMENTS
Marketable securities measured at fair value at June 30, 2013 and June 30, 2012 totaled $10,483 and $10,322, respectively. These marketable securities are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets on the consolidated balance sheets and their fair values were valued using quoted market prices (Level 1 in the fair value hierarchy).

NOTE 7: INCOME TAXES
Income Before Income Taxes
The components of income before income taxes are as follows:

Year Ended June 30,	2013	2012	2011
U.S.	$153,546	$137,667	$127,567
Foreign	24,119	29,159	25,321
Total income before income taxes	$177,665	$166,826	$152,888
Provision
The provision (benefit) for income taxes consists of:

Year Ended June 30,	2013	2012	2011
Current:
Federal	$38,859	$36,178	$36,799
State and local	5,736	5,522	6,208
Foreign	4,742	7,706	8,338
Total current	49,337	49,406	51,345
Deferred:
Federal	10,277	8,577	5,648
State and local	346	503	169
Foreign	(444)	(439)	(1,033)
Total deferred	10,179	8,641	4,784
Total	$59,516	$58,047	$56,129
The exercise of non-qualified stock appreciation rights and options during fiscal 2013, 2012 and 2011 resulted in $1,675, $2,725 and $6,003, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2013, 2012 and 2011 resulted in $890, $970 and $401, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Effective Tax Rates
The following reconciles the U.S. federal statutory income tax rate and the Company’s effective income tax rate:

Year Ended June 30,	2013	2012	2011
Statutory income tax rate	35.0%	35.0%	35.0%
Effects of:
State and local taxes	2.3%	2.5%	2.8%
U.S. tax on foreign income, net	—%	—%	1.8%
Valuation allowance	—%	—%	(0.6)%
Foreign income taxes	(2.3)%	(1.8)%	(1.0)%
Deductible dividend	(0.5)%	(0.5)%	(0.5)%
Other, net	(1.0)%	(0.4)%	(0.8)%
Effective income tax rate	33.5%	34.8%	36.7%
Consolidated Balance Sheets
Significant components of the Company’s net deferred tax assets are as follows:

June 30,	2013	2012
Deferred tax assets:
Compensation liabilities not currently deductible	$33,506	$37,341
Expenses and reserves not currently deductible	6,131	6,151
Goodwill and intangibles	3,781	6,518
Net operating loss carryforwards (expiring in years 2027-2033)	432	444
Foreign tax credits (expiring in years 2018, 2020, 2021)	38	4,092
Other	569	480
Total deferred tax assets	44,457	55,026
Less: Valuation allowance	(11)	(157)
Deferred tax assets, net of valuation allowance	44,446	54,869
Deferred tax liabilities:
Inventories	(9,057)	(6,021)
Unremitted foreign earnings	(2,804)	(2,804)
Depreciation and differences in property bases	(11,460)	(11,602)
Total deferred tax liabilities	(23,321)	(20,427)
Net deferred tax assets	$21,125	$34,442
The net deferred tax asset is classified as follows:
Other current assets	$6,315	$12,189
Deferred tax assets (long-term)	21,026	26,424
Other liabilities	(6,216)	(4,171)
Net deferred tax assets	$21,125	$34,442
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
U.S. federal income taxes are provided on the portion of non-U.S. subsidiaries income that is not considered to be permanently reinvested outside the U.S. and may be remitted to the U.S. At June 30, 2013, undistributed earnings of non-U.S. subsidiaries considered to be permanently reinvested and for which no U.S. tax has been provided totaled approximately $103,905. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution. Undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested totaled approximately $11,000. U.S. taxes totaling $2,804 have been accrued on these earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Unrecognized Income Tax Benefits
The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following table sets forth the changes in the amount of unrecognized tax benefits for the years ended June 30, 2013, 2012 and 2011:

Year Ended June 30,	2013	2012	2011
Unrecognized Income Tax Benefits at beginning of the year	$1,539	$1,181	$1,842
Current year tax positions	957	331	153
Prior year tax positions	790	398	50
Expirations of statutes of limitations	(565)	(371)	(273)
Settlements	(66)	—	(591)
Unrecognized Income Tax Benefits at end of year	$2,655	$1,539	$1,181
Included in the balance of unrecognized income tax benefits at June 30, 2013, 2012 and 2011 are $2,342, $1,221 and $659, respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.
During 2013, 2012 and 2011, the Company recognized $3, $(95) and $(22), respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $433 and $430 as of June 30, 2013 and 2012, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.
The Company is subject to U.S. federal income tax examinations for the tax years 2009 through 2013 and to state and local income tax examinations for the tax years 2009 through 2013. In addition, the Company is subject to foreign income tax examinations for the tax years 2006 through 2013.
The Company’s unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year.

NOTE 8: SHAREHOLDERS’ EQUITY
Treasury Shares
At June 30, 2013, 596 shares of the Company’s common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.
Accumulated Other Comprehensive Income (Loss)
Changes in the accumulated other comprehensive income (loss) for the year ended June 30, 2013, is comprised of the following:

	Foreign currency translation adjustment	Unrealized gain (loss) on securities available for sale	Postemployment benefits	Total Accumulated other comprehensive income (loss)
Balance at June 30, 2012	$1,718	$(58)	$(6,229)	$(4,569)
Other comprehensive income (loss)	(1,358)	6	1,967	615
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	533	533
Net current-period other comprehensive income (loss), net of taxes	(1,358)	6	2,500	1,148
Balance at June 30, 2013	$360	$(52)	$(3,729)	$(3,421)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Other Comprehensive Income (Loss)
Details of other comprehensive income (loss) are as follows:

Year Ended June 30,	2013			2012			2011
	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount	Pre-Tax Amount	Tax Expense (Benefit)	Net Amount
Foreign currency translation adjustments	$(1,358)	$—	$(1,358)	$(14,471)	$—	$(14,471)	$10,011	$(264)	$10,275
Postemployment benefits:
Actuarial gain (loss) on remeasurement	3,153	1,186	1,967	(5,028)	(1,954)	(3,074)	(930)	(435)	(495)
Reclassification of actuarial losses and prior service cost into SD&A expense and included in net periodic pension costs	872	339	533	1,123	432	691	2,214	850	1,364
Impact of reduction in postemployment benefit liability (as forecasted salary increases will not be realized) due to a plan curtailment	—	—	—	8,860	3,411	5,449	—	—	—
Reclassification of prior service cost into SD&A expense upon plan curtailment	—	—	—	3,117	1,200	1,917	—	—	—
Unrealized gain (loss) on investment securities available for sale	10	4	6	(220)	(80)	(140)	(84)	(31)	(53)
Unrealized loss on cash flow hedges	—	—	—	—	—	—	(266)	(82)	(184)
Reclassification of interest from cash flow hedge into interest expense	—	—	—	—	—	—	316	116	200
Other comprehensive income (loss)	$2,677	$1,529	$1,148	$(6,619)	$3,009	$(9,628)	$11,261	$154	$11,107
Net Income Per Share
The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	2013	2012	2011
Net Income	$118,149	$108,779	$96,759
Average Shares Outstanding:
Weighted-average common shares outstanding for basic computation	42,060	42,139	42,433
Dilutive effect of potential common shares	482	684	821
Weighted-average common shares outstanding for dilutive computation	42,542	42,823	43,254
Net Income Per Share — Basic	$2.81	$2.58	$2.28
Net Income Per Share — Diluted	$2.78	$2.54	$2.24
Stock appreciation rights and options relating to the acquisition of 212, 140 and 176 shares of common stock were outstanding at June 30, 2013, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

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

Year Ended June 30,	2013	2012	2011
SARs and options	$2,317	$2,058	$2,473
Performance shares	1,074	1,983	1,705
Restricted stock and RSUs	2,370	2,325	1,453
Total compensation costs under award programs	$5,761	$6,366	$5,631
Such amounts are included in SD&A in the accompanying statements of consolidated income. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares.
The aggregate unrecognized compensation cost for share-based award programs paid (or with the potential to be paid) at June 30, 2013 are summarized in the table below:

Year Ended June 30,	2013	Expected Period of Recognition
SARs and options	$2,193	2.5
Performance shares	2,648	1.8
Restricted stock and RSUs	2,760	1.4
Total unrecognized compensation costs under award programs	$7,601	1.9
Cost of these programs will be recognized as expense over the weighted-average remaining vesting period of 1.9 years. The aggregate number of shares of common stock which may be awarded under the 2011 Plan is 2,000; shares available for future grants at June 30, 2013 were 1,648.
Stock Appreciation Rights and Stock Options
The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2013, 2012 and 2011 are:

	2013	2012	2011
Expected life, in years	5.5	5.6	5.1
Risk free interest rate	0.9%	1.1%	1.6%
Dividend yield	2.5%	2.5%	2.5%
Volatility	43.3%	44.2%	46.2%
Per share fair value of SARs and stock options granted during the year	$13.11	$9.88	$9.78
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

A summary of SARs and stock options activity is presented below:

Year Ended June 30, 2013	Shares	Weighted-Average Exercise Price
(Share amounts in thousands)
Outstanding, beginning of year	1,228	$24.68
Granted	218	41.71
Exercised	(349)	22.22
Forfeited	(17)	31.56
Outstanding, end of year	1,080	$28.79
Exercisable at end of year	654	$25.47
The weighted-average remaining contractual terms for SARs and stock options outstanding and exercisable at June 30, 2013 were 6.3 and 5.0 years, respectively. The aggregate intrinsic values of SARs and stock options outstanding and exercisable at June 30, 2013 were $21,104 and $14,958, respectively. The aggregate intrinsic value of the SARs and stock options exercised during fiscal 2013, 2012 and 2011 was $7,135, $13,747 and $18,526, respectively.
The total fair value of shares vested during fiscal 2013, 2012 and 2011 was $2,135, $4,266 and $2,645, respectively.
Performance Shares
Performance shares are intended to provide incentives to achieve three-year goals. Performance shares pay out in shares of Applied stock at the end of a three-year period provided the Company achieves the established goals. The number of Applied shares payable will vary depending on the level of the goals achieved.
A summary of nonvested performance shares activity at June 30, 2013 is presented below:

Year Ended June 30, 2013	Shares	Weighted-Average Grant-Date Fair Value
(Share amounts in thousands)
Nonvested, beginning of year	62	$28.80
Awarded	29	33.76
Forfeitures	(1)	25.07
Vested	—	—
Nonvested, end of year	90	$30.45
The Committee set three one-year goals for each of the 2013, 2012 and 2011 grants. Each fiscal year during the three-year term has its own separate goals, tied to the Company’s earnings before interest, tax, depreciation, and amortization (EBITDA) and after-tax return on assets (ROA). Achievement during any particular fiscal year is awarded and “banked” for payout at the end of the three-year term. Based upon the outstanding grants as of June 30, 2013, the maximum number of shares which could be earned in future periods was 70.
Restricted Stock and Restricted Stock Units
Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over periods of one to four years. RSUs are grants valued in shares of Applied stock, but shares are not issued until the grants vest three years from the award date, assuming continued employment with Applied. Applied pays dividend equivalents on RSUs on a current basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

A summary of the status of the Company’s nonvested restricted stock and RSUs at June 30, 2013 is presented below:

Year Ended June 30, 2013	Shares	Weighted-Average Grant-Date Fair Value
(Share amounts in thousands)
Nonvested, beginning of year	251	$28.50
Granted	41	42.05
Forfeitures	(9)	30.34
Vested	(105)	26.09
Nonvested, end of year	178	$32.96
Performance Grants
Prior to the establishment of the performance shares as incentive compensation, performance grants were used to reward performance. All performance periods had expired by June 30, 2011. During fiscal 2011, the Company recorded $1,020 of compensation expense for achievement relative to the total shareholder return-based goals of the Company’s performance grants.

NOTE 10: BENEFIT PLANS
Retirement Savings Plan
Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect 401(k) contributions of up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company partially matches 401(k) contributions by participants. The Company also makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company’s U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2013, 2012 and 2011). The Company’s expense for profit sharing and matching of associates’ 401(k) contributions was $11,231, $10,866 and $11,251 during fiscal 2013, 2012 and 2011, respectively.
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
Postemployment Benefit Plans
The Company provides the following postemployment benefits which, except for the Qualified Defined Benefit Retirement Plan, are unfunded:
Supplemental Executive Retirement Benefits Plan
The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable and determinable at retirement based upon a percentage of the participant’s historical compensation. The Executive Organization and Compensation Committee of the Board of Directors froze participant benefits (credited service and final average earnings) and entry into the Supplemental Executive Retirement Benefits Plan (SERP) effective December 31, 2011. This action constituted a plan curtailment. The plan liability was remeasured in conjunction with the curtailment using a 3.5% discount rate and participant final average earnings through the curtailment date. The remeasurement in conjunction with the curtailment resulted in an actuarial loss (recorded in other comprehensive income (loss)) of $302 ($492 loss, net of income tax of $190).
The curtailment is reflected in the Company's fiscal 2012 consolidated balance sheet as: 1) a reduction to the overall SERP liability (included in postemployment benefits) of $8,860, 2) a reduction to deferred tax assets of $3,411 and 3) an increase in accumulated other comprehensive income (loss) of $5,449. Prior service costs previously recorded through accumulated other comprehensive income (loss) were reclassified into the statements of consolidated income ($3,117 gross expense, net of income tax of $1,200). The gross expense is recorded in selling, distribution and administrative expense in fiscal 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Key Executive Restoration Plan
In fiscal 2012, the Executive Organization & Compensation Committee of the Board of Directors adopted the Key Executive Restoration Plan (KERP), an unfunded, non-qualified deferred compensation plan, to replace the SERP. The Company recorded $233 and $128 of expense associated with this plan in fiscal 2013 and 2012, respectively.
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
Retiree Health Care Benefits
The Company provides health care benefits, through third-party policies, to eligible retired associates who pay a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a postretirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.
During the year ended June 30, 2013, the Company changed the retiree health care plans to include the purchase of insurance policies at lower rates. Previously this plan was self-insured. This change resulted in plan amendment benefits of $1,788 recorded in other comprehensive income.
The Company uses a June 30 measurement date for all plans.
The following table sets forth the changes in benefit obligations and plan assets during the year and the funded status for the postemployment plans at June 30:

	Pension Benefits		Retiree Health Care Benefits
	2013	2012	2013	2012
Change in benefit obligation:
Benefit obligation at beginning of the year	$47,151	$53,490	$5,148	$4,667
Service cost	78	289	80	30
Interest cost	1,260	2,047	188	237
Plan participants’ contributions	—	—	65	47
Benefits paid	(6,183)	(4,144)	(254)	(256)
Amendments	(17)	150	(1,788)	—
Actuarial (gain) loss during year	(1,625)	4,179	280	423
Curtailment	—	(8,860)	—	—
Benefit obligation at end of year	$40,664	$47,151	$3,719	$5,148
Change in plan assets:
Fair value of plan assets at beginning of year	$6,439	$6,056	$—	$—
Actual gain (loss) on plan assets	424	(30)	—	—
Employer contributions	6,017	4,557	189	209
Plan participants’ contributions	—	—	65	47
Benefits paid	(6,183)	(4,144)	(254)	(256)
Fair value of plan assets at end of year	$6,697	$6,439	$—	$—
Funded status at end of year	$(33,967)	$(40,712)	$(3,719)	$(5,148)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

The amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income (loss) for the postemployment plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2013	2012	2013	2012
Amounts recognized in the consolidated balance sheets:
Other current liabilities	$6,666	$6,018	$220	$220
Postemployment benefits	27,301	34,694	3,499	4,928
Net amount recognized	$33,967	$40,712	$3,719	$5,148
Amounts recognized in accumulated other comprehensive income (loss):
Net actuarial (loss) gain	$(7,732)	$(10,112)	$65	$398
Prior service cost	(196)	(279)	1,760	(135)
Total amounts recognized in accumulated other comprehensive (loss) income	$(7,928)	$(10,391)	$1,825	$263
The following table provides information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	Pension Benefits
June 30,	2013	2012
Projected benefit obligations	$40,664	$47,151
Accumulated benefit obligations	40,664	47,151
Fair value of plan assets	6,697	6,439
The net periodic costs are as follows:

	Pension Benefits			Retiree Health Care Benefits
Year Ended June 30,	2013	2012	2011	2013	2012	2011
Service cost	$78	$289	$460	$80	$30	$39
Interest cost	1,260	2,047	2,232	188	237	235
Expected return on plan assets	(403)	(396)	(385)	—	—	—
Recognized net actuarial loss (gain)	735	644	1,449	(53)	(72)	(83)
Amortization of prior service cost	83	412	710	107	139	139
Recognition of prior service cost upon plan curtailment	—	3,117	—	—	—	—
Net periodic cost	$1,753	$6,113	$4,466	$322	$334	$330
The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $615 and $78, respectively. The estimated net actuarial gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $(38) and $(271), respectively.
Assumptions
The discount rate is used to determine the present value of future payments. In general, the Company’s liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

The weighted-average actuarial assumptions used to determine benefit obligations and net periodic benefit cost for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits
June 30,	2013	2012	2013	2012
Assumptions used to determine benefit obligations at year end:
Discount rate	3.0%	2.8%	4.0%	4.0%
Assumptions used to determine net periodic benefit cost:
Discount rate	2.8%	3.5%	4.0%	5.5%
Expected return on plan assets	7.0%	7.5%	N/A	N/A
Rate of compensation increase	N/A	5.5%	N/A	N/A
The assumed health care cost trend rates used in measuring the accumulated benefit obligation for retiree health care benefits were 7.3% and 7.5% as of June 30, 2013 and 2012, respectively, decreasing to 5.0% by 2023.
A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2013 and for the year then ended:

	One-Percentage Point
	Increase	Decrease
Effect on total service and interest cost components of periodic expense	$59	$(47)
Effect on postretirement benefit obligation	339	(295)
Plan Assets
The fair value of each major class of plan assets for the Company’s Qualified Benefit Retirement Plan are valued using either quoted market prices in active markets for identical instruments; Level 1 in the fair value hierarchy, or other inputs that are observable, either directly or indirectly; Level 2 in the fair value hierarchy. Following are the fair values and target allocation as of June 30:

	Target Allocation	Fair Value
		2013	2012
Asset Class:
Equity securities (Level 1)	40 – 70%	$3,189	$3,735
Debt securities (Level 2)	20 – 50%	3,208	2,382
Other	0 – 20%	300	322
Total	100%	$6,697	$6,439
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
Cash Flows
Employer Contributions
The Company expects to contribute $6,700 to its pension benefit plans and $250 to its retiree health care benefit plans in 2014. Contributions do not equal estimated future payments as certain payments are made from plan assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

During Fiscal Years	Pension Benefits	Retiree Health Care Benefits
2014	$7,000	$250
2015	6,700	230
2016	5,600	250
2017	1,800	330
2018	2,300	400
2019 through 2023	12,500	1,470

NOTE 11: LEASES
The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2013 are as follows:

During Fiscal Years
2014	$26,700
2015	19,700
2016	13,400
2017	7,900
2018	4,100
Thereafter	9,200
Total minimum lease payments	$81,000
Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $36,300 in 2013, $31,200 in 2012 and $31,400 in 2011.

NOTE 12: SEGMENT AND GEOGRAPHIC INFORMATION
The Company's reportable segments are: Service Center Based Distribution and Fluid Power Businesses. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion products, tools, safety products, and other industrial and maintenance supplies. The Fluid Power Businesses segment distributes fluid power components and operates shops that assemble fluid power systems and components, performs equipment repair, and offers technical advice to customers.
The accounting policies of the Company’s reportable segments are generally the same as those described in Note 1. Sales primarily from the Fluid Power Businesses segment to the Service Center Based Distribution segment of $20,217, $18,097 and $17,665, in fiscal 2013, 2012 and 2011, respectively, have been eliminated in the following table.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands, except per share amounts)

Segment Financial Information

	Service Center Based Distribution	Fluid Power Businesses	Total
Year Ended June 30, 2013
Net sales	$2,003,440	$458,731	$2,462,171
Operating income for reportable segments	138,484	41,083	179,567
Assets used in the business	859,547	199,159	1,058,706
Depreciation and amortization of property	10,692	1,809	12,501
Capital expenditures	10,415	1,799	12,214
Year Ended June 30, 2012
Net sales	$1,904,564	$470,881	$2,375,445
Operating income for reportable segments	135,240	43,236	178,476
Assets used in the business	731,915	230,268	962,183
Depreciation and amortization of property	9,403	1,833	11,236
Capital expenditures	24,339	1,682	26,021
Year Ended June 30, 2011
Net sales	$1,770,798	$442,051	$2,212,849
Operating income for reportable segments	115,798	41,793	157,591
Assets used in the business	700,486	214,445	914,931
Depreciation and amortization of property	9,152	2,082	11,234
Capital expenditures	19,392	1,039	20,431
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
A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2013	2012	2011
Operating income for reportable segments	$179,567	$178,476	$157,591
Adjustments for:
Intangible amortization — Service Center Based Distribution	5,829	3,834	3,384
Intangible amortization — Fluid Power Businesses	7,404	7,631	7,998
Corporate and other income, net	(10,065)	(1,384)	(4,554)
Total operating income	176,399	168,395	150,763
Interest (income) expense, net	165	(9)	1,668
Other expense (income), net	(1,431)	1,578	(3,793)
Income before income taxes	$177,665	$166,826	$152,888
Corporate and other income, net, in fiscal 2012 includes the SERP curtailment loss of $3,117 recognized in the second quarter of fiscal 2012. Additional fluctuations in corporate and other income, net, are due to changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include corporate charges for working capital, logistics support and other items.
Product Category
Net sales by product category are as follows:

Year Ended June 30,	2013	2012	2011
Industrial	$1,776,172	$1,680,926	$1,559,859
Fluid power	685,999	694,519	652,990
Net sales	$2,462,171	$2,375,445	$2,212,849

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
Geographic Information
Net sales are presented in geographic areas based on the location of the facility shipping the product. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	2013	2012	2011
Net Sales:
United States	$2,017,168	$2,009,317	$1,891,700
Canada	298,269	292,913	260,015
Other Countries	146,734	73,215	61,134
Total	$2,462,171	$2,375,445	$2,212,849

June 30,	2013	2012	2011
Long-Lived Assets:
United States	$210,289	$198,076	$191,947
Canada	44,290	42,624	29,893
Other Countries	26,780	10,323	13,706
Total	$281,359	$251,023	$235,546
Other countries consisted of Mexico, Australia and New Zealand for the period ended June 30, 2013, and Mexico for the periods ended June 30, 2012 and June 30, 2011.

NOTE 13: COMMITMENTS AND CONTINGENCIES
In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of $4,300 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.
The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

NOTE 14: OTHER EXPENSE (INCOME), NET
Other expense (income), net, consists of the following:

Year Ended June 30,	2013	2012	2011
Unrealized (gain) loss on assets held in rabbi trust for a non-qualified deferred compensation plan	$(1,280)	$36	$(2,016)
Benefit from payouts on corporate-owned life insurance policies	—	—	(1,722)
Foreign currency transaction (gains) losses	(143)	1,592	(541)
Loss on cross-currency swap	—	—	368
Other, net	(8)	(50)	118
Total other expense (income), net	$(1,431)	$1,578	$(3,793)
The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $12,300 and a net cash surrender value of $3,400 at June 30, 2013. In January 2011, the Company received death benefits under two of these policies and realized a gain of $1,722.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related statements of consolidated income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 20, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.
Cleveland, Ohio
August 20, 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Vice President - Chief Financial Officer & Treasurer, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
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
Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013. This evaluation was based on the criteria set forth in the framework Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company’s internal control over financial reporting was effective as of June 30, 2013.
The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Neil A. Schrimsher	Mark O. Eisele
President & Chief Executive Officer	Vice President - Chief Financial Officer & Treasurer

Daniel T. Brezovec
Corporate Controller
August 20, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio
We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and related statements of consolidated income, comprehensive income, shareholders' equity and cash flows as of and for the year ended June 30, 2013 of the Company and our report dated August 20, 2013 expressed an unqualified opinion on those financial statements.
Cleveland, Ohio
August 20, 2013

QUARTERLY OPERATING RESULTS

(In thousands, except per share amounts)
(UNAUDITED)

					Per Common Share
	Net Sales	Gross Profit	Operating Income	Net Income	Net Income	Cash Dividend
2013
First Quarter	$610,519	$164,533	$44,318	$29,532	$0.70	$0.21
Second Quarter	589,517	162,919	40,569	27,043	0.64	0.21
Third Quarter	621,654	174,400	43,477	29,302	0.69	0.23
Fourth Quarter	640,481	181,110	48,035	32,272	0.76	0.23
	$2,462,171	$682,962	$176,399	$118,149	$2.78	$0.88
2012
First Quarter	$579,574	$158,704	$43,267	$26,382	$0.61	$0.19
Second Quarter	570,397	155,469	33,335	20,935	0.49	0.19
Third Quarter	605,461	167,613	42,019	29,418	0.69	0.21
Fourth Quarter	620,013	172,686	49,774	32,044	0.75	0.21
	$2,375,445	$654,472	$168,395	$108,779	$2.54	$0.80
2011
First Quarter	$527,501	$143,120	$34,891	$20,755	$0.48	$0.17
Second Quarter	529,517	144,281	33,056	21,193	0.49	0.17
Third Quarter	565,970	156,566	38,201	26,536	0.61	0.17
Fourth Quarter	589,861	169,143	44,615	28,275	0.65	0.19
	$2,212,849	$613,110	$150,763	$96,759	$2.24	$0.70

On August 15, 2013 there were 6,228 shareholders of record including 4,469 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company’s common stock is listed on the New York Stock Exchange. The closing price on August 15, 2013 was $48.17 per share.
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
During the June 30, 2013 quarter, the Company realized LIFO layer liquidation benefits of $6,300 from certain inventory quantity levels decreasing. Additional scrap expense of $3.0 million above our normal scrap rate was also recorded in the June 30, 2013 quarter.
During the year ended June 30, 2012, the Company realized $3,400 of LIFO layer liquidation benefits recorded in the fourth quarter.
In the second quarter of fiscal 2012, the Company's earnings were reduced by $4,400 due to two one-time items: freezing the Company's Supplemental Executive Retirement Benefits Plan and CEO transition expense.
During the year ended June 30, 2011, the Company recorded overall LIFO benefits of $5,294, which reduced cost of goods sold. The overall LIFO reserves were reduced by the same amount. Total fiscal year 2011 LIFO benefits were recorded as follows: $301 in the first quarter, $1,800 in the second quarter, $356 in the third quarter and $2,814 in the fourth quarter.
In the third quarter of fiscal 2011, the Company received death benefits under life insurance policies and realized a gain of $1,722.

QUARTERLY VOLUME AND PRICE INFORMATION

			Price Range
	Shares Traded	Average Daily Volume	High	Low
2013
First Quarter	12,149,000	196,000	$44.86	$34.67
Second Quarter	12,434,700	201,600	42.54	36.52
Third Quarter	11,238,700	187,300	45.67	42.02
Fourth Quarter	11,295,800	176,500	49.44	40.39
2012
First Quarter	26,284,500	410,700	$36.77	$24.50
Second Quarter	19,521,900	309,900	36.07	25.63
Third Quarter	15,756,700	254,100	42.01	34.78
Fourth Quarter	16,697,600	265,000	41.79	34.44
2011
First Quarter	18,731,300	292,700	$31.08	$24.15
Second Quarter	22,875,900	357,400	33.34	29.00
Third Quarter	17,150,600	276,600	34.92	30.36
Fourth Quarter	19,014,600	301,800	36.01	31.94

5 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)
(UNAUDITED)

	2013	2012	2011	2010	2009(a)
Consolidated Operations — Year Ended June 30
Net sales	$2,462,171	$2,375,445	$2,212,849	$1,893,208	$1,923,148
Depreciation and amortization of property	12,501	11,236	11,234	11,465	12,736
Amortization:
Intangible assets	13,233	11,465	11,382	10,151	46,260
SARs and stock options	2,317	2,058	2,473	3,020	3,702
Operating income	176,399	168,395	150,763	110,050	72,493
Net income	118,149	108,779	96,759	65,903	42,260
Per share data:
Net income:
Basic	2.81	2.58	2.28	1.56	1.00
Diluted	2.78	2.54	2.24	1.54	0.99
Cash dividend	$0.88	0.80	0.70	0.60	0.60

Year-End Position — June 30
Working capital	$491,380	$435,593	$404,226	$347,528	$369,038
Long-term debt (including long-term debt classified as current)				75,000	75,000
Total assets	1,058,706	962,183	914,931	891,520	809,328
Shareholders’ equity	759,615	672,131	633,563	555,039	508,102

Year-End Statistics — June 30
Current ratio	3.0	2.9	2.9	2.3	3.4
Operating facilities	522	476	474	455	464
Shareholders of record	6,319	6,225	6,208	5,884	6,329
Return on assets (b)	11.6%	11.8%	11.1%	7.9%	7.7%
Return on equity (c)	16.5%	16.7%	16.3%	12.4%	8.4%

Capital expenditures (d)	$12,214	$26,021	$20,431	$7,216	$6,988

Cash Returned to Shareholders During the Year
Dividends Paid	$37,194	$33,800	$29,751	$25,416	$25,378
Purchases of Treasury Shares	$53	$31,032	$6,085	$3,929	$1,210
Total	$37,247	$64,832	$35,836	$29,345	$26,588

(a)	The goodwill impairment charge in fiscal 2009 reduced operating income by $36,605, net income by $23,000 and net income per share by $0.54.

(b)	Return on assets is calculated as net income divided by monthly average assets, exclusive of the goodwill impairment.

(c)	Return on equity is calculated as net income divided by the average shareholders’ equity (beginning of the year and end of the year divided by 2).

(d)	Capital expenditures for fiscal 2013, 2012 and 2011 include $5.6 million, $16.7 million and $12.5 million related to the ERP project, respectively.